SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: For the period ending 25 September 2006
TELSTRA CORPORATION LIMITED
ACN 051 775 556
242 Exhibition Street
Melbourne Victoria 3000
Australia
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
           Form 20-F ☑                                                                                  Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
                 Yes ☐                                                                                             No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

21 August 2006	Telstra issues revised guidance on financial outlook

22 August 2006	Transcript from Telstra’s revised guidance on financial outlook teleconference

24 August 2006	Appendix 3Y – Change of Director’s Interest Notice

25 August 2006	Investor Day

25 August 2006	Federal Govt decides to undertake a public share offer

28 August 2006	Telstra to appeal ACCC’s ULL decision

31 August 2006	SouFun acquisition complements Sensis growth strategy

31 August 2006	Telstra sells Australian Administration Services (AAS)

31 August 2006	Telstra presentation – Telecon on the acquisition of 51% of SouFun Holdings Ltd and divestment of Australian Administration Services Pty Ltd

01 September 2006	Transcript from Telstra’s teleconference – acquisition of 51% of SouFun Holdings Ltd and divestment of AAS Pty Ltd

01 September 2006	Letter to shareholders from Telstra’s CEO

12 September 2006	Telstra presentation to the CLSA Conference, HK

15 September 2006	Transcript of presentation by John Stanhope, CFO of Telstra, at CLSA Conference

19 September 2006	2006 Updated Electronic Promissory Note Program Information Memorandum

25 September 2006	Telstra Corporation Limited 2006 — Notice of Annual General Meeting

25 September 2006	Telstra Corporation Limited 2006 Annual Review

25 September 2006	Telstra Corporation Limited 2006 Annual Report

25 September 2006	Telstra Corporation Limited 2006 – Proposed New Constitution

21 August 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra issues revised guidance on financial outlook
In accordance with the listing rules, attached is a copy of an announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release

21 August 2006	153/2006
Telstra issues revised guidance on financial outlook
Further to Telstra’s announcements of 10 August 2006 regarding its financial results for fiscal 2006, which included guidance on its outlook for fiscal 2007, and 14 August 2006 regarding the ACCC’s reduction to ULL access pricing, Telstra is now able to provide revised guidance on its financial and dividend outlook.
Dividends
The Telstra Board has considered the level of future dividends. In the interests of shareholders, and despite the earnings impacts noted below, it is the current intention of the Board to declare ordinary dividends of 28 cents per share for the fiscal 2007 year. This assumes the company continues to be successful in implementing its transformation strategy and there are no further material adverse regulatory outcomes during the course of fiscal 2007.
The Board is unable to give guidance on ordinary dividends for the fiscal 2008 year owing to the remaining uncertainty attached to regulatory outcomes and impacts. However, the Board recognises the importance of dividends to Telstra’s shareholders, despite the ongoing value destruction caused by the telecommunications regulatory regime administered by the ACCC.
Of course, the final amount of dividends declared for any year is a decision for the Board to make twice a year in its normal cycle having regard to, among other factors, the company’s earnings and cash flow as well as regulatory impacts.
Earnings
As foreshadowed in its 14 August 2006 announcement, following the adverse regulatory decision on ULL pricing, and by making reasonable assumptions as to the necessary elements, Telstra management and the Board have now assessed the likely impact of the lower ULL pricing. Telstra’s revised fiscal 2007 outlook is as follows:
•	Revenue Growth of 1.5 to 2.0 per cent;

•	EBIT growth of plus 2 to plus 4 per cent;

•	Underlying EBIT (excluding transformation costs) to be minus 2 to minus 4 per cent;

•	Operating cash capital expenditure of between $5.4 and $5.7 billion.
This guidance assumes no FTTN build, a Band 2 ULL price of $17.70 applying for all wholesale customers for the remainder of fiscal 2007, no additional redundancy and restructuring provisioning and fiscal 2007 being the largest transformational spend year.
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media
For news, views and discussion on telecommunications in Australia see
www.nowwearetalking.com.au

Telstra Corporation Limited
ABN 33 051 775 556

Media Release
As explained in the earlier announcements, Telstra’s previous guidance on its fiscal 2007 outlook was based on a price of $22 per month in Band 2 for ULL access. This was the most reasonable and reliable assumption at that time, particularly as it was the last price mandated by the ACCC prior to the issuing of the first Interim Determination on the evening of 11 August 2006, it was the lowest actual price being paid by customers at that time, and Telstra had been in discussions with the ACCC about ULL pricing at various levels above those that were contained in the Interim Determination.
Finally, as foreshadowed in the announcement on 14 August, Telstra notes that since Friday 11 August 2006, when the ACCC first issued an Interim Determination at $17.70 per month in Band 2, the ACCC has issued several other Interim Determinations at the same level and Telstra expects the same outcome in the remaining Interim Determinations. As explained in our announcement of 14 August 2006, however, Final Determinations are yet to be made by the ACCC, and the actual pricing mandated by the ACCC in those Final Determinations and their timing is a matter for the ACCC. Telstra will continue to pursue all available avenues to achieve reasonable regulatory outcomes for the benefit of all shareholders.
Telstra Media Contact:
Andrew Maiden
Tel: 02 9298 5259
Mbl: 0428 310 700
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media
For news, views and discussion on telecommunications in Australia see
www.nowwearetalking.com.au

Telstra Corporation Limited
ABN 33 051 775 556

22 August 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript from Telstra’s revised guidance on financial outlook teleconference
In accordance with the listing rules, I attach a copy of the transcript from yesterday’s revised guidance on financial outlook teleconference for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

TELSTRA CORPORATION LIMITED
TELECONFERENCE MONDAY 21 AUGUST 2006
REVISED GUIDANCE ON FINANCIAL OUTLOOK
DAVID ANDERSON: Good morning, ladies and gentlemen, and welcome to this conference call. I am David Anderson, General Manager Investor Relations at Telstra. I am joined by Sol Trujillo and John Stanhope.
     By now you should have received a copy of our announcement to the Australian Stock Exchange this morning. We will begin our conference call today with some comments from Sol and John on the announcement. After those comments there will be an opportunity for you to ask a few questions and the operator will advise you on how to queue your questions when the time comes.
     We would appreciate your questions being directly related to the announcement released this morning and that you ask one question at a time. We will be taking a few questions first from analysts and investors and then from the media. That is all we will have time for today. I will now hand over to Sol.
SOL TRUJILLO: Good morning everyone. I have a few comments that I will share with everyone on the call here and then I am going to let John Stanhope take you through the specifics of our earnings guidance for the FY2007.
     Last night the Telstra Board met to consider the impact on earnings and dividends following the ACCC’s series of interim decisions that we have been notified on regarding some of our wholesale customers and the associated ULL pricing and all of these letters we started receiving as of a week ago Friday afternoon and we received a few during the week last week, but they do now cover a majority of the volume of customers that we serve,
Transcript produced by WordWave International

so we are at a point where this past weekend we felt we had enough of these interim decisions that we now will implement the pricing of and have implemented to start looking at a review of our guidance that we gave on 10 August.
     The board I guess I would say in terms of a core principle has continued the philosophy that we articulated beginning last year when I first arrived and that is that the shareholder is at the centre of our focus and will continue to be at the centre of our focus. We obviously last year engaged in a transformation program to enable shareholder value creation to reverse the trend that has existed since T2 in 1999, but today’s decision that we are sharing by the Board is reflective of this commitment to the shareholder.
     So, as I talk about it I will talk about two things. One is the dividend itself and on dividends, obviously, despite the earnings impacts that I guess what we have historically called the value-destroying pricing decision of the regulator, we are going to go forward and declare the ordinary dividend of 28 cents per share for the fiscal 2007 year. This assumes that the company continues to be successful in implementing its transformation strategy which again we have shared some early milestones and successes that we have relative to our implementation and also that there are no further material adverse regulatory outcomes during the course of fiscal 2007.
     At the same time, the Board has drawn the conclusion that we cannot give guidance on ordinary dividends for the fiscal 2008 year owing primarily to the continuing uncertainty attached to regulatory outcomes and impacts. Obviously the decisions that we have received at this point are interim and obviously as the year progresses we presume that the regulator will finalise both our filings as well as these determinations reflected here.
     The Board in fact recognises the importance of dividends to our Telstra shareholders and so we are making this decision understanding that
Transcript produced by WordWave International

there are negative consequences associated with the regulator’s decision.
     The final amount of dividends declared for any year is a decision for the Board to make. Normally it is made twice a year in its normal cycle, having regard to, among other factors, the company’s earnings, cashflow as well as other items that impact it such as regulatory. So, in terms of the details of our guidance and the updates relative to how we have calculated the impacts, I am going to turn it over to John Stanhope to take you through the revised guidance itself.
JOHN STANHOPE: Thank you, Sol. I will briefly take you through the revised earnings guidance. But before I do, I do want to remind you all that Telstra went ex-dividend today, meaning the shares opened 14 cents down, which is of course the value of our ‘05/06’ final ordinary dividend declaration.
     This guidance assumes again no FTTN build and it assumes a Band 2 ULL price of $17.70 per month, applying for all wholesale customers for the remainder of fiscal 2007. That is down from our $22 per month that I advised on 10 August. As was the case on 10 August, it also assumption no additional redundancy and restructure provisioning and fiscal 2007 is and remains the largest transformational spend year in our five year transformation program.
     So, Telstra’s revised fiscal ‘07 outlook is as follows: The revenue growth of 1.5 to 2 per cent which has changed from the previous 2 per cent to 2.5 per cent, that’s plus 2 to 2.5 per cent; the EBIT growth of plus 2 to plus 4 per cent which has changed from our previous guidance of plus 4 to plus 6 per cent; and the underlying EBIT, that is excluding the transformation costs, will be minus 2 per cent to minus 4 per cent, which has changed from the previous guidance of flat to minus 2 per cent. There is no change at all to our guidance for operating cash capital expenditure, which remains in the range of $5.4 billion to $5.7 billion.
Transcript produced by WordWave International

     On our earlier guidance, just to state the facts again, Telstra’s previous guidance for fiscal 2007 was based on a price of $22 per month in Band 2 for ULL access and this was the most reasonable and reliable assumption at that time, particularly as it was the last price mandated by the ACCC prior to the issuing of the first interim determination on the evening of 11 August and it was the lowest actual price being paid by customers at that time and Telstra had been in discussions with the ACCC about ULL pricing at various levels above those that were contained in the interim determination.
     In addition, we note that since Friday 11 August when we received the first interim determination at $17.70 per month in Band 2, the ACCC has issued several other interim determinations at that same level, $17.70 per month, and Telstra expects the same outcome in the remaining interim determinations and that’s why we have made an assumption that $17.70 per month will apply for all wholesale customers for the remainder fiscal 2007.
     Final determinations are yet to be made by the ACCC and the actual pricing mandated by the ACCC in those financial determinations and their timing remains a matter for the ACCC. It is worth noting that Telstra will continue to pursue all available avenues to achieve reasonable regulatory outcomes for the benefit of all shareholders.
     Having said that, I will hand you back to David who will oversee the questions.
DAVID ANDERSON: Thank you. We are ready to take questions.
QUESTION: (Tim Smeallie, Citigroup.) Good morning Sol, good morning John. Just in light of this new guidance, if you look at the revenue and EBIT revisions, you’d need to lose about 2.2 million lines to equate to this
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impact. So I guess my question is: Is this new guidance more about Telstra’s defensive strategies and responses and price discounting than the actual line loss and, secondly, how many ULL lines are you assuming by June 2007?
JOHN STANHOPE: You have made an interesting conclusion or drawn an interesting conclusion there. The earnings guidance just doesn’t relate to line loss if the assumptions behind our earnings adjustment also includes the pass through of the lower price into retail pricing and that is a reasonable assumption that our competition would do that and we have stated that we will fight for market share and we will fight for market share and therefore a simple assumption that it’s just line loss is not correct, Tim.
QUESTION: I thought it would be pretty tough to lose 2.2 million.
JOHN STANHOPE: No, you are jumping to the wrong conclusion. It is not just the straight line loss, it is the flow-through of the price reduction into retail pricing which we may have to match and the assumption is that we will fight for market share in the market.
QUESTION: (Patrick Russel, Merrill Lynch.) Look, just a follow-on in relation to the last question in terms of cost, John. Is there any change in your cost assumptions, because I notice the EBIT decline is a little bit bigger than the revenue decline in dollar terms.
JOHN STANHOPE: Yes. There is some small cost increases in the earnings assumption and that is related to an increase in lines.
QUESTION: (Laurent Horrut, JP Morgan.) A quick question on the revenue growth items. Just wondering if it is reported or underlying given that there will be a full year consolidation of New World next year?
Transcript produced by WordWave International

JOHN STANHOPE: The revenue growth and the EBIT guidance assumes that CSL New World is included, so it does include the increase.
QUESTION: So it is reported.
JOHN STANHOPE: Yes, it is on reported basis.
QUESTION: (Christian Guerra, Goldman Sachs) Good morning. Just a quick question on your dividend when you said that it assumes two things; firstly, continued acceptance on the transformation program and, secondly, no material further adverse regulatory outcomes. Just on the transformation program, I am wondering if you can give us your two or three KPIs just in terms of that; in other words, what are the sort of two or three most important yardsticks on the transformation program for you to meet that 28 cents dividend guidance. Thanks.
SOL TRUJILLO: Christian, the key considerations we discussed on the 10th were one in terms of our continued cost takeout, because if you look in the aggregate over the five year plan and three year plan, there is material value impact by streamlining the business and, as you saw, we announced that we had already taken out 3800 full-time equivalents. Much of that impact was later in the half than for the full half, so we are making good traction on the cost side and that is a milestone issue for us as we think about cost tracking.
     Part of it was also the Opex that we talked about of the $157 million of run rate Opex that we had taken out, part of it was the Capex, and all these are cash affecting items, where in Capex we said on run rate kinds of spend we had taken out about $500 million. Obviously we are continuing to work that very hard.
     On the other side of key milestones, one of the biggest milestones in
Transcript produced by WordWave International

the transformation that we will have that will be noticeable to everybody in Australia will be meeting the commitment and the guidance that we said that we would roll out a 3G HSDPA 850 network by the beginning of 2007. Obviously that was a pretty bold commitment back then vis-a-vis a nationwide network and vis-a-vis anything that’s ever been built in any country and if we roll that out obviously that will be a significant milestone because it gives us competitive advantage and that’s part of what we are doing and also it will enable us to take significant costs out of the run rate of the business once we begin retiring the CDMA network and some of the associated costs there.
     As you know, Minister Coonan has issued a letter last week or a release noticing that there will be an audit in place before we shut down the network, which we agree with because we have made a commitment, I have made a commitment that we will do everything that we said we were going to do and that’s fine and then finally on top of that we are transitioning our core networks again to take costs out in terms of the transformation to the IP core or EDGE networks and some of the other core cost take-out elements that are not obvious to people that are not insiders in the business, but are big material impacts on our run rates cost of doing business on the inside of the business. So, we have several of these built into our plan and that’s how we are tracking.
QUESTION: (Andrew Hines, Morgan Stanley.) My question goes to the dividend in ‘08. Interesting decision not give guidance to the ‘08 dividend given how important that must be for the T3 process, certainly for the retail investors at least. You say that that is due to further uncertainty on regulatory decisions I guess on what we have already had. I guess we have had the FTTN decision, we have had the ULL decision largely settled. What else is outstanding now?
SOL TRUJILLO: Again, apparently, Andrew, you have more history in this
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country than I do. Apparently there is a history here in Australia where interim decisions are sometimes issued but final decisions do not necessarily reflect interim decisions and that has been a concern on the part of much of our management within the business as we looked at estimating impacts.
     Clearly, in terms of these interim orders, they are not in any great detail as a final order would be outlining any terms and conditions that might be associated with it and again we are not trying to overstate this issue but, at the same time, until we have final determination we really can’t look out beyond the coming year as we think about some of the estimates and obviously we have other ongoing proceedings in front of the regulator that will also be either revenue impacting or cost impacting as we go forward, but the key here, and I just want to emphasise this, Andrew, is that the Board has made a decision relative to maintaining the dividends for the coming 12 months and, when we think about that, we obviously had very significant conversations about the importance of the shareholders and protecting them as much as we can in the near term from some of these negative decisions that have been made and that will continue to be our driving philosophy. There’s been no question about us putting shareholders first since all this conversation has begun and that will stay on the forefront of our agenda going forward.
QUESTION: (Andrew Levy, Macquarie.) I just wanted to say in the context of today’s announcement and the ULL pricing decision, how comfortable are you with your longer term targets, particularly the revenue growth target and the margin target?
SOL TRUJILLO: Again, based on some of the items we are not clear on until we have final determination or at least further clarity, we are not changing long-term guidance at this stage because we still have that bit of an asterisk on our guidance. Now, we will provide more updates in the
Transcript produced by WordWave International

coming months as we have a chance to take more time to do more analysis, to do some of our forecasting and other things, and we will update you as we have and it would be my intent that some time in the next few months that we will have another what I would call an investor day session that we can get into some of this detail.
QUESTION: (Richard Eary, UBS.) Good morning. Two questions. One is that with regard to obviously the new revenue and EBIT guidance a 50 basis points change to the revenue I think equates to around 110, 140 million in revenues. Just by looking at the ULL numbers that you gave at the end of last year, plus obviously the change in ULL price, it seems that obviously the bulk of that component is second order impact, so if I was to adjust the 100 million and divide it by the 7.8 million lines that you had on a retail basis last year, it effectively assumes a $1 reduction in terms of pricing. I don’t know whether you can confirm whether that analysis is sort of correct. That would be the first point.
     The second point is with regard to franking. I understand obviously at the end of last year the franking balance was probably just minus $17 million. Does the ability not to commit in ‘08 raise issues in terms of the franking balance for ‘08 if the dividend needs to be refunded from the balance sheet? I don’t know whether you can comment on that.
JOHN STANHOPE: The most sensitive element to the revenue and earnings guidance is the flow-through of the price into retail prices and that is the point I was trying to make when Tim asked a question; it is not the number of ULL lines. Now, having said that, the assumption behind the guidance is there is an expectation increase in lines. I mean there were 120,000 unbundled local loop services at the end of 30 June and we do expect the ‘07 fiscal year for that rate of ULL services take-up to increase significantly and especially given that $17.70 rate, but the biggest sensitivity behind the earnings guidance is the retail flow-through of prices.
Transcript produced by WordWave International

     Your second question, franking. Our guidance is unchanged about franking. We expect that, given that we achieve our plan, that we will be able to fully frank a 28 cent declared dividend in ‘07 and we don’t see any issues in the following year with respect to franking.
QUESTION: (Derek Francis, UBS.) I guess my sort of backward engineering understanding is that $17.70 is probably based on de-averaged ULLS prices — I would be fairly horrified if you could get there with average ones — and I have been scouring the world and can’t actually find an economist that would support de-average prices, that they should actually be average, so I am just wondering, if the ACCC does this for final decisions, what is the sort of timetable for challenging them in court and getting average prices in, which I think a court would have to agree with because they sound common sense in getting the ULLS price up rather than the current trajectory of down which doesn’t seem to make much sense given rising input costs.
SOL TRUJILLO: I guess I can only say that I fully agree with you. Obviously we have provided data and it is all public information relative to the price of copper going up three to four times in the last five years, the price of fuel going up, the price of labour. Every cost that is an input cost has gone up fairly dramatically in the last five years and reducing prices in the face of that doesn’t seem to be a logical conclusion.
     The second thing is that at the retail level the Government has made a decision to support average pricing, which we have been supportive of and we think makes sense and the only thing we have argued was symmetry at the wholesale level, which again is a logical conclusion so that you do have a balance. But obviously the decision has gone the other way and we anticipate that it is going to take a little bit more time probably for the regulator, and I can’t speak for them in terms of issuing a final determination. Obviously we will appropriately take whatever action on
Transcript produced by WordWave International

appeals if appropriate at that point of time.
     I do believe that there are some arguments here but that’s not really the point at this stage. What I want to convey to everybody here is that the regulator has spoken and we are trying to give the best insights that we can at this stage and we will do what we need to do in the marketplace to continue to transform this company, we will do in the marketplace what we need to do to compete aggressively as you have seen in the second half numbers that we reflected and we will continue to work on differentiation, putting again both our shareholders at the forefront and our customers at the centre of everything that we do.
QUESTION: (Fergus Maguire, Bloomberg.) Could you tell me what role did T3 play in your deliberations today to re-issue guidance and, secondly, on the regulatory outcome for 2007 and future years that’s going to impact on dividends, are we specifically talking about ULL there or are there other outcomes as well which would play a role?
SOL TRUJILLO: Fergus, number one the Board has looked at the impacts specifically of these interim decisions which have come in in the last week and the primary focus of the Board is to look at the data and information at hand and not other objectives or other interests in terms of providing the guidance. Now, obviously we are mindful of all of that and clearly the Board believes that T3 and the privatisation of ownership of Telstra is a positive for shareholders because again shareholders are our primary interest and focus, but the consideration of dividend policy has to be based on the maths, it has to be based on the best estimates of the marketplace and how much cash, how much earnings, how much revenues we generate, which should be the driver in terms of living consistent with the guidance that we have given, the financial policies that we have articulated and also consistent with the strategy that we have had in place.
Transcript produced by WordWave International

     Relative to the second part of the your question on other issues, I think, Fergus, I tried addressing that in a prior question. We have ULL, we have interim decisions, there may be other considerations; we have to wait and see what the final determination looks like. We have terminating rate kinds of decisions at hand before the regulator, we have some other issues that are under consideration and these are big volume numbers and so we just need more certainty and more clarity relative to outcomes to give guidance beyond the next 12 months where we have a fairly clear view.
QUESTION: (Kieran Gilbert, Sky News.) Sol, I just wanted to see what you made of suggestions from some Government back benchers that shares should be parked in a future fund ahead of any T3 sale and what do you put the angst down to on the Government back bench towards your performance in recent times?
SOL TRUJILLO: Obviously I can’t speak to the thinking there. The share price of Telstra has declined since 1999. When I came here it had already declined from $7.40 to $5, so let’s be clear about that. At the same time, it has gone down since I have been here and most of that has been around disclosures and, secondly, it’s been around the transformation plan so that we can reconstruct this company to create value for the next decade as opposed to for the next quarter.
     In terms of the issue of a future fund placement, I think that it is the belief of our Board and it is a personal belief as well that, if you are an existing shareholder, a T2 shareholder and you bought in at $7.40, it is in your best interests to get as many shares out in the market and placed and not have an overhang if the whole lot was put into a future fund.
     Now, we have said that we would like to see T3 happen. We agree with the original purpose and intent of the Prime Minister when all this was started and so we have been out on roadshows; John Stanhope and I were
Transcript produced by WordWave International

out last week talking to institutions that are either current investors or potential investors in Boston, New York, Edinburgh, London and the feedback seems to be consistent and that is that most of these institutions got out of holding this Telstra stock two to three years ago. That is the feedback that we received.
     The reason why was primarily the regulatory environment that exists and now they see it as an interesting moment in time to essentially perhaps come back if there is clarity in the environment and obviously the clarity in the environment is what is a dividend policy, clarity in the environment is what is the regulatory situation and clarity in the environment also involves whether there will be a placement of most of the shares into a fund where in their minds would create an overhang. But I am not trying to be judgmental in sharing that with you because the Government will have to make a decision based on all the considerations they have and there is many considerations that they have in mind as well. All I am trying to do is address the question about what’s right, what makes sense and what are the facts of the situation.
QUESTION: (Lisa Murray, the Sydney Morning Herald.) I was just wondering, Sol, if you met with any ministers in the leadup to today’s announcement, in particular finance minister Nick Minchin, and there has been some concern about, if the Government does go ahead with the retail offer, whether yourself and other members of the management team are on board in terms of selling the stock as part of a retail offer. I just wondered whether you had managed to assure them that that will be the case given your preference that it doesn’t all go to the future fund.
SOL TRUJILLO: Again, in terms of I have not had any personal meetings in the last week or so. I did have a call this morning after we lodged our filing with the ASX, a phone call with Minister Minchin to inform him of the filing, as the shareholder minister and as the minister responsible for the process
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here.
     In terms of any other issues and trying to manage issues, we share alignment on the direction of T3. I have said that before; I have said it many times. We think that putting the shares out to the public is a good thing and we have been trying to communicate to the financial community in Australia and outside of Australia that we are aligned in terms of that purpose.
     Now, if there are other considerations that come inbetween that, again, as I said just a few minutes ago, that’s a decision for the Government, that’s not a decision for Telstra, because these are the Government shares.
DAVID ANDERSON: Thank you all for your time today. We will have to end the conference call there, so thank you.
oo00oo
Transcript produced by WordWave International

24 August 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Appendix 3Y – Change in Director’s interest Notices
In accordance with the listing rules, I attach an announcement for release to the market.
The change to the Director’s indirect holdings in Telstra Growthshare Pty Ltd as trustee for the Telstra DirectShare Plan represent an allocation of Telstra Shares to Directors on 18 August 2006 under the DirectShare Plan.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BELINDA HUTCHINSON

Date of last notice	22 FEBRUARY 2006
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN

Date of change	18 AUGUST 2006

No. of securities held prior to change	DIRECT – 38,912
INDIRECT – 35,866

Class	ORDINARY

Number acquired	4,560

Number disposed	NIL

Value/Consideration	$16,735
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – 38,912
INDIRECT – 40,426

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.
Part 2 — Change of director’s interests in contracts
NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CATHERINE LIVINGSTONE

Date of last notice	22 FEBRUARY 2006
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN

Date of change	18 AUGUST 2006

No. of securities held prior to change	DIRECT – 11,637
INDIRECT – 23,051

Class	ORDINARY

Number acquired	4,749

Number disposed	NIL

Value/Consideration	$17,429
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – 11,637
INDIRECT – 27,800

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.

Part 2 — Change of director’s interests in contracts
NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHARLES MACEK

Date of last notice	22 FEBRUARY 2006
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN.

Date of change	18 AUGUST 2006

No. of securities held prior to change	DIRECT – NIL
INDIRECT – 48,576

Class	ORDINARY

Number acquired	5,128

Number disposed	NIL

Value/Consideration	$18,820
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – NIL
INDIRECT – 53,704

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.
Part 2 — Change of director’s interests in contracts
NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DONALD MCGAUCHIE

Date of last notice	22 FEBRUARY 2006
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN

Date of change	18 AUGUST 2006

No. of securities held prior to change	DIRECT – NIL
INDIRECT – 57,641

Class	ORDINARY

Number acquired	12,503

Number disposed	NIL

Value/Consideration	$45,886
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – NIL
INDIRECT – 68,278

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.
Part 2 — Change of director’s interests in contracts
NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN STOCKER

Date of last notice	22 FEBRUARY 2006
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the	TELSTRA DIRECTSHARE PLAN
relevant interest.

Date of change	18 AUGUST 2006

No. of securities held prior to change	DIRECT – 2,953
INDIRECT – 94,288

Class	ORDINARY

Number acquired	5,697

Number disposed	NIL

Value/Consideration	$20,908
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – 2,953
INDIRECT – 99,985

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.
Part 2 — Change of director’s interests in contracts
NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER WILLCOX

Date of last notice	22 MAY 2006
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	1)	ALLOCATION OF SHARES TO
(including registered holder)		TELSTRA GROWTHSHARE PTY
Note: Provide details of the circumstances giving rise to the		LIMITED ATF TELSTRA DIRECTSHARE PLAN
relevant interest .
	2)	PETER JOHN WILLCOX
		SUPERANNUATION FUND

Date of change	1)	18 AUGUST 2006
	2)	22 AUGUST 2006

No. of securities held prior to change	DIRECT – NIL
	INDIRECT – 10,000

Class	ORDINARY

Number acquired	1)	1,897
	2)	20,000

Number disposed	NIL

Value/Consideration	1)	$6,962
Note: If consideration is non-cash, provide details and estimated valuation	2)	$69,000

No. of securities held after change	DIRECT – NIL
	INDIRECT –31,897

Nature of change	1)	ALLOCATION OF TELSTRA
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back		SHARES UNDER THE DIRECTSHARE PLAN.
	2)	ON-MARKET TRADE
Part 2 — Change of director’s interests in contracts
NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ZEGLIS

Date of last notice	22 MAY 2006
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN

Date of change	18 AUGUST 2006

No. of securities held prior to change	DIRECT – NIL
INDIRECT – NIL

Class	ORDINARY

Number acquired	1,897

Number disposed	NIL

Value/Consideration	$6,962
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – NIL
INDIRECT – 1,897

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.
Part 2 — Change of director’s interests in contracts
NIL

25 August 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Investor Day
Telstra indicated earlier this week that it will hold an Investor day to update the market on the progress of the company’s transformation activities and strategy.
Telstra now confirms that it this event will be held in Sydney on Friday 6 October 2006.
Telstra will issue invitations sufficiently in advance of the day to allow guests to make arrangements to attend.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

25 August 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Federal Government decides to undertake a public share offer
In accordance with the listing rules, attached is a copy of media release issued by the Federal Government announcing its decision to undertake a public share offer.
Also attached is a copy of a media release issued by Telstra.
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

PRIME MINISTER
TELSTRA SALE
The Australian Government has decided to undertake a public Telstra share offer in October and November this year.
The Government intends to offer in the order of $8 billion of stock to retail and institutional investors, in Australia and overseas. The Government’s remaining Telstra shares will be transferred to the Future Fund for the Fund to sell down over time.
The Government has gone to the past four elections promising to sell its Telstra shares. For too long, the government has had a massive conflict of interest, as the owner and seller of Australia’s largest telco; and as the industry regulator.
Selling Telstra continues to be good policy that is in the interests of existing Telstra shareholders, in the interests of the company and in the interests of the broader community.
We are proceeding with this sale because we believe that we can achieve an appropriate return for taxpayers at this time. Our sale advisers have been closely assessing market conditions and their unanimous advice to the government is that there is sufficient demand to support an offer of this magnitude and it can be done at a fair price.
The sale structure will be finalised prior to the offer launch and will include instalment receipts — retail investors will be able to pay for their shares in two instalments over 18 months but will be entitled to the full dividend that Telstra intends to declare at 28 cents for the next year.
Telstra’s Chairman, Board and senior management have assured the government of their strong commitment to this sale and their ongoing cooperation. In particular, Telstra has made it clear that they will not use the sale process as a vehicle to campaign for changes to the regulatory regime.
The Chairman of Telstra has confirmed that comments attributed to Dr Burgess in today’s press suggesting an ongoing campaign during the sale process to change the regulatory regime do not represent Telstra’s position. Telstra has issued a press release to this effect.
The sale proceeds will be invested in the Future Fund, helping to address the challenges we face from an ageing population. Last year, the Government allocated over $3 billion for telecommunications projects, including Broadband Connect and the Communications Fund.
The Government does not have to own Telstra in order to regulate it. The government regulates the entire telecommunications industry, regardless of Telstra’s ownership structure.
The cornerstone safeguards of the Universal Service Obligation, the Customer Service Guarantee, price controls and other important consumer protections, will continue to apply to Telstra and all carriers because they are all provided in regulation and not subject to review until 2009.
The Government is committed to ensuring appropriate regulation of all telecommunications companies in the interests of protecting consumers, complemented by the role of the Australian Competition and Consumer Commission.
We believe the regulatory framework is now settled and we expect all companies to plan and operate within the rules that have been set.
As with all public offers, a final decision to launch the offer remains subject to market conditions being conducive for a sale which achieves the government’s sale objectives.
The Government looks forward to offering Australians the opportunity to invest in Telstra through a sale in the last quarter of 2006.
25 August 2006

2

Media Release

25 August 2006	156 /2006
Telstra welcomes Government’s T3 decision
Telstra’s Chairman, Mr Donald McGauchie AO, today welcomed the Federal Government’s decision to proceed with T3.
“Telstra’s board and management have always been supportive of the sale of the government’s remaining stake in Telstra, and we are very pleased that this will now occur,” he said.
Telstra believes that the T3 sale is in the best interests of Telstra’s shareholders, customers and employees and will work with the Government during the sales process to help ensure its success.
With respect to telecommunications regulation, Mr McGauchie said: “It is well known that Telstra is critical of the current regulatory regime, but we accept our legal obligations under that regime. Telstra will fulfil its disclosure obligations during the sell down process. This may involve explaining the impact of the regulatory regime on the company. Any comments will be proportionate, measured and factual. Telstra will not use such explanations or the sale process as a vehicle to campaign for changes to the regulatory regime.”
“I make it plain that comments attributed to Dr Burgess in today’s press suggesting an ongoing campaign during the sale process to change the regulatory regime do not represent Telstra’s position,” said Mr McGauchie.
Telstra’s sale team will be lead by CEO — Sol Trujillo, CFO — John Stanhope and General Manager Investor Relations — David Anderson who will be the company’s only spokespeople on all matters that impact the sale process.
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Corporate Communications Centre is located at
www.telstra.com.au/abouttelstra/media

Telstra Corporation Limited
ABN 33 051 775 556

28 August 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra to appeal ACCC’s ULL decision
In accordance with the listing rules, attached is a copy of an announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release

28 August, 2006	158/2006
Telstra to appeal ACCC’s ULL decision
Telstra said today it will appeal the ACCC’s decision rejecting Telstra’s average national price for wholesale access to its copper network by competitors.
Telstra Chief Executive Officer, Mr Sol Trujillo, said: “The ACCC’s decision is inconsistent with the Government’s policy of a national uniform retail price and destroys value for Telstra shareholders.
“The decision by the regulator today confirms the reduction in wholesale prices paid by competitors serving consumers in urban areas. It does nothing to cover the costs of providing services to Australians living in high-cost areas,” he said.
“We are disappointed but not surprised. This is not new news for the markets.
“Telstra is committed to vigorous competition in the marketplace. We will appeal this decision to the Australian Competition Tribunal as a matter of urgency. In the meantime, we remain focused on the business transformation objectives outlined in November last year.”
Telstra Chief Financial Officer, Mr John Stanhope, said the decision on the unconditioned local loop service charge defied logic and ignored Telstra’s real costs and its real and significant annual investments.
“Telstra rejects the logic behind ACCC assertions that Telstra’s costs for providing wholesale access are declining. The cost of copper used in manufacturing has increased about 75 per cent since 2002, the price of fuel has risen by more than 50 per cent, the price of labour has gone up by more than 15 per cent. Trucks cost more and the costs of trenching are up. To deny these increases in real costs is wrong. Yet the ACCC estimates Telstra’s costs have declined by 50 per cent over the same period,” he said.
“However, today’s decision by the ACCC does not change the guidance we provided to the market on 21 August 2006, as there is no change in the assumptions that the guidance was based upon.”
Telstra’s Group Managing Director of Public Policy & Communications, Dr Phil Burgess, said: “Telstra has the right to appeal the ACCC decision to the Australian Competition Tribunal and has 21 days from the date of the decision to formally lodge an appeal.
“We intend to take full advantage of the legal avenues that are available to challenge this decision.”
Telstra Media Contact:
Liz Jurman: Tel: 02 9298 4296 Mbl: 0438 399 435
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media

Telstra Corporation Limited
ABN 33 051 775 556

31 August 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
SouFun acquisition complements Sensis growth strategy
In accordance with the listing rules, attached is a copy of an announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release

31 August, 2006	162/2006
SouFun acquisition complements Sensis growth strategy
Telstra today announced the acquisition of a 51 per cent shareholding in SouFun Holdings Limited, China’s number one real-estate and home furnishing and improvement website, for a total cash consideration of USD$254 million.
SouFun provides information, advertising and listing services to China’s growing online real-estate and home furnishing and improvement sectors. SouFun’s primary revenue is generated by online display advertising on the SouFun.com website (www.soufun.com).
Telstra CEO, Mr Sol Trujillo, said: “This acquisition provides high growth opportunities for our Sensis advertising business which will manage SouFun.
“SouFun provides an attractive entry point into China, one of the world’s fastest growing economies, allowing Sensis to leverage core capabilities into a larger, faster growing and less mature market than Australia, with high performing, internationally experienced local management.”
Mr Vincent Mo, SouFun founder and CEO, will remain a significant shareholder while the balance of the shares will be held by management and IDG, a venture capital firm.
Telstra’s Chief Financial Officer, Mr John Stanhope, added: “SouFun is a high growth company and an extremely strong business. SouFun is cash flow positive from day one and is expected to contribute net revenue and EBITDA of A$52M and A$18M respectively in FY2007.”
Sensis CEO, Mr Bruce Akhurst, said: “Integral to Sensis’ growth strategy is the expansion into new geographic markets through the pursuit of partnerships or acquisitions that can deliver clear value to shareholders.
“By expanding our business globally we are able to take our extensive experience offshore and become a leading Australian exporter of IP, while consolidating world best practices and applying them to our existing business operations to stimulate growth,” Mr Akhurst said.
SouFun will continue to operate under the leadership of Mr Mo, and SouFun’s well established and high-performing local management team. Sensis will add senior representatives with key expertise to Vincent’s’ team. In the immediate future, Sensis and SouFun will continue to work closely to leverage mutually exclusive business benefits.
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media
For news, views and discussion on telecommunications in Australia see
www.nowwearetalking.com.au

Telstra Corporation Limited
ABN 33 051 775 556

Media Release
Media contacts:
Prue Deniz, Sensis — 03 8653 7008 & 0438 588 460
Karina White, Sensis — 03 8653 6658 & 0419 523 776
Andrew Maiden, Telstra — 02 9298 5259
® Registered trade mark of Telstra Corporation Limited (ABN 33 051 775 556). Trading Post® is a registered trade mark of Research Resources Pty Ltd, a Trading Post company. CitySearch is a registered trademark of CitySearch Australia Pty Ltd (ABN 48 076 673 857). Sensis Pty Ltd (ABN 30 007 423 912) has responsibility for production of Yellow Pages® and White Pages® directories and related products on behalf of Telstra Corporation Limited and for CitySearch products for CitySearch Australia Pty Ltd and CitySearch Canberra Pty Ltd (ABN 89 082 883 485). ©Telstra Corporation Limited 2006.
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media
For news, views and discussion on telecommunications in Australia see
www.nowwearetalking.com.au

Telstra Corporation Limited
ABN 33 051 775 556

31 August 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra sells Australian Administration Services (AAS)
In accordance with the listing rules, attached is a copy of an announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release

31 August 2006	161/2006
Telstra sells Australian Administration Services (AAS)
Telstra today announced it had sold Australian Administration Services (AAS), the superannuation administration business of its subsidiary KAZ Group, to Link Market Services Limited (Link) for $215 million, recognising a profit on the sale of approximately $56 million.
Approved by the Telstra Board and part of Telstra’s strategic review announced in November 2005, the sale followed a comprehensive review that determined the superannuation administration services was no longer strategic to the business going forward.
Group Managing Director, Telstra Enterprise and Government, Mr David Thodey, said KAZ remained an important part of Telstra’s strategy to provide comprehensive end to end ICT solutions to its enterprise and government customers.
“KAZ has performed extremely well since being acquired by Telstra in July 2004 and this transaction means it can focus on its core services of consulting and providing managed and outsourced services, applications management and systems integration,” Mr Thodey said.
KAZ will continue to offer business process outsourcing services which are IT and communications intensive – such as document management and contact centre services – and aligned to the core capabilities of KAZ and Telstra.
The transaction includes 100 per cent of Atune Financial Solutions Pty Ltd and the remaining 50 per cent equity in Money Solutions Pty Ltd.
Link is a leading provider of services and technology to financial market participants in Australasia and has a deep understanding of administration for financial services clients.
Media Contacts:
Dawn Willis, KAZ – 0408 271 771
Andrew Maiden, Telstra – 02 9298 5259
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media
For news, views and discussion on telecommunications in Australia see
www.nowwearetalking.com.au

Telstra Corporation Limited
ABN 33 051 775 556

31 August 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra presentation — Teleconference on the acquisition of 51% of SouFun Holdings Ltd and divestment of Australian Administration Services Pty Ltd
In accordance with the listing rules, I attach a copy of a presentation on the acquisition of 51% of SouFun Holdings Ltd and divestment of Australian Administration Services Pty Ltd, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited
Acquisition of 51% of
SouFun Holdings Ltd and Divestment of Australian Administration Services Pty Ltd
31 August 2006

Disclaimer
• These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F.
· All forward-looking figures in this presentation are unaudited and based on A-IFRS. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated.
· These presentations do not relate to an offering of any shares in Telstra. You may be aware that the Commonwealth has announced its decision to undertake a public share offer of a part of its stake in Telstra. The Commonwealth has also stated that a final decision to launch an offer remains subject to market conditions being conducive for a sale which achieves the Commonwealth’s sale objectives.
If a sale of any part of the Commonwealth’s stake in Telstra proceeds, a prospectus for the offer of those securities will be made available to Australian investors at the time of the offer and anyone wishing to acquire shares under the offer will need to complete the application form that will be in, or that will accompany, the prospectus.
2

• Divestment of non core asset A$M - Australian Administration Services, part of KAZ for proceeds of 215.0 - C ash taken out of AAS by Telstra 35.5 • Acquisition in China - SouFun aligned with Sensis’ growth strategy for a acquisition cost of (342.0) Net cash outflow from the transactions (91.5)

Australian Administration Services (AAS) divestment
• Telstra has agreed to the sale of AAS, the superannuation administration business of its subsidiary, KAZ Group to Link Market Services Limited for proceeds of $215M resulting in a gain on sale of $56M
· Cash of $35.5m taken out of AAS by Telstra
· Following a comprehensive review, it was determined that superannuation administration services was no longer strategic to the business going forward and therefore the decision was made to divest
· KAZ continues to be a crucial part of Telstra’s ICT strategy and service delivery. KAZ will continue to supply IT Services to AAS
· Telstra has agreed to the sale of AAS to Link after a competitive public sale process
3

SouFun Holdings Limited:
A High Performance Acquisition
• Telstra acquires a 51% stake in SouFun Holdings Limited for US$254m
- SouFun is China’s leading real estate and home furnishing Internet business
• High performance business
– Cashflow and earnings positive, while growing net revenue near triple digit
• New geographic markets key to realising Sensis’ growth strategy
• Extend into high value vertical marketplaces
· Expand into businesses that complement Sensis’ core capabilities
• Ground floor opportunity to enter Asian market
• Attractive entry point into a rapidly developing sector of the world’s fastest growing large economy, with an internationally experienced local management team

The Sensis Growth Strategy Maintain revenue & EBIT growth& Protect and grow the core and the New segments and capability and Geographic Growth Cost management People Technology Process

Ground floor opportunity to leverage Sensis’ leading capabilities into high growth markets Chinese Real Estate Sales Value Chinese Online Real Estate 21% CAGR to 2006e to 2010e Advertising: 66% CAGR to 2010e 500 438 400 362 1200 299 1,067 300 247 205 US$bn 200 170 1000 100 0 800 719 2005 2006e 2007e 2008e 2009e 2010e 600 Chinese Online Ad Market: 44% CAGR to 2010e US$bn 480 3,500 3,213 3,000 400 2,388 297 2,500 2,000 1,725 180 200 US$m 1,500 1,225 85 813 1,000 521 500 293 0 0 2005 2006e 2007e 2008e 2009e 2010e 2004 2005 2006e 2007e 2008e 2009e 2010e Source: iResearch, BCG, China Statistics Bureau

SouFun: A clear market leader with strong growth upside
• SouFun means “house search” in Mandarin
· Founded in 1999 by CEO Vincent Mo
· Highly talented local management team
· China’s # 1 real estate advertising website
· In Top 100 most visited websites in the world
· Currently promotes new properties in 40 cities
8

SouFun: delivering accelerating growth month) month) 800 45 700 Page Views 40 (Monthly) Beijing 35 600 Unique Visitors (mil per (Monthly) Tianjin 30 Visitors 500 25 Suzhou Chengdu Wuhan Shang 400 -hai Page Views (mil per Nan 20 -jing 300 Unique Chongqing 15 Guangzhou 200 10 Shenzhen 100 5 0 0 — 04 — 04 04 — 05 — 05 05 — 06 Coverage: 40 cities r — 04 r — 05 r — 06 Jan A p Jul Oct — Jan A p Jul Oct — Jan A p High usage growth Rapid geographic expansion

SouFun: Growth Strategies
• Further expand national coverage and listing database
· Continue to strengthen SouFun’s brand and reputation
· Continue to leverage SouFun’s highly desirable user base to provide offerings into adjacent businesses e.g. home related offerings
· Further enhance and develop the quality and functionality of community orientated services to increase loyalty and build up a core group of users
· Continue to invest in new technologies and improved
features on www.soufun.com
10

The SouFun and Sensis business models share similar characteristics Promote via Generate user Up-sell from Sell adjacent traffic, inter- Basic listings consumer basic listing products action and marketing transaction
Option to free Display ad Banner ad Promotional Community (BBS)
list (user pays options and sales, emphasis on Trade pivotal to offering
Soufun to view) or packages contextual Shows and search and drives site pay to list advertising engine development
(free view) (planned) optimisation
Businesses Photos, MediaSmart Above and below Developing an
receive a enhancements sales the line active user
Sensis basic, free and display ads mainstream community
listing marketing, search supports additional
engine marketing advertising products
and EDM

SouFun: Integration Plans
• Vincent Mo to remain as CEO working with highly talented local management team
· SouFun to have direct accountability and reporting line to Sensis CEO and Board of Directors
· Explore and leverage value-add opportunities between Sensis & SouFun
· The investment will yield relationships and experience in China from which further opportunities will emerge

SouFun: Delivering accelerated growth
• Expanded into 25 additional cities CY2005
· Strong revenue growth – 99% in calender 2005, accelerating to 107% for 1 st half 06 (pcp)
· Extensive industry experience and proven ability to expand into new areas
· Plans to exceed 100 cities by end of CY2008.

Acquisition will deliver strong growth and value to Telstra
• Telstra will consolidate investment
· SouFun is cash flow positive from day 1
· SouFun will contribute Net Revenue and EBITDA of A$52M and A$18M respectively to Telstra in FY2007
· High capacity for future growth underpinned by a large and growing market combined with a solid competitive position
• Historic growth is accelerating (99% in 2005 vs. 1H06 107% pcp)
· Clear expansion plan for both geography (new cities) and new products
• There will be integration costs in relation to governance and assisting SouFun develop its business
· Financial Metrics:
· Calendar 2007 EBITDA multiple of 22X
· EPS accretive year 3, currently cash flow positive
· ROIC exceeds Telstra’s WACC in year 4

Summary – Strategically Sound
• Divestment of a non core asset in AAS and redeploying the funds into one of our growth platforms
· Sou.Fun is a global online success story with real advertising and real revenues
· Sensis’ core strengths can be leveraged into a larger, faster growing and less mature market than Australia, with high quality local management
· The investment will yield relationships, experience and credibility in China from which further opportunities will emerge
· SouFun has a similar business model to Sensis’ core business
15

01 September 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript from Telstra’s teleconference — acquisition of 51% of SouFun Holdings Ltd and divestment of Australian Administration Services Pty Ltd
In accordance with the listing rules, I attach a copy of the transcript from yesterday’s teleconference for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

TELSTRA CORPORATION LIMITED
TELECONFERENCE 31 AUGUST 2006
DAVID ANDERSON: Good afternoon, ladies and gentlemen. I do thank you for your patience in waiting for this call to start and the short notice for it. We have just been waiting for information to be lodged with the ASX and all that information has now been lodged and so we are ready to start this call.
The conference call is about the acquisition by Telstra of 51 per cent of SouFun and the divestment of Australian Administration Services. My name is David Anderson. I am the General Manager Investor Relations at Telstra. With me on the call today is Sol Trujillo, our Chief Executive Officer; David Thodey, the Group Managing Director Telstra Enterprise and Government; our CFO, John Stanhope; and the CEO of Sensis, Bruce Akhurst. We will lead off with a presentation on the transactions from the team. We will then have a question and answer session with analysts and investors and then the media. If I could ask if questioners could as one question at a time, please.
Just before we start in the slide pack that we lodged for the conference call there are a number of forward looking statements in that package so I refer you to the disclaimer on slide 2 of the pack we have lodged with the ASX. With that, I will hand over to Sol.
SOL TRUJILLO: Thank you, David. I would like to welcome everybody. We are going to cover two announcements made today which are aligned to what I would call our growth strategy. We are divesting a non-core asset and taking the cash and redeploying it to one of our growth platforms for the future. We have entered into a binding agreement to divest Australian Administrative Services, a non-core part of KAZ, for proceeds of $215 million. We are redirecting the funds to assist us in acquiring control of SouFun, China’s largest and most popular real estate website.
This investment of $342 million, which includes transaction costs, is made essentially in a country that is growing inordinately. It is made in a business that has been growing at near triple digits, in a sector that is growing as fast as any other in China, in a business that is profitable already and it is in a business that is cashflow positive already and it is in a business that is already solidified by real revenues for online listed services. The business model of SouFun is the same model that Sensis has in both print and online businesses. Therefore, these transactions are strategically sound and, as I said earlier, they involve the redeployment of non-core resources to core creating value resources along with essentially
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being now another growth platform for us at Telstra through our Sensis business.
But, before we get into conversations about SouFun, I do want to ask David Thodey to take us through the divestment of the Australian Administration Services and then we will return to talk about the acquisition.
DAVID THODEY: Thank you, Sol. As a part of the ongoing strategic review we have been going through, KAZ has considered a number of options for its superannuation administration business AAS and as part of that we included the possibility of a potential sale. Following this review a decision was made that AAS was really not a core asset to KAZ and Telstra and we decided to divest this business. So, what we have decided, and we agreed today, is the sale via a public tender process that we have been going through. We have entered into a binding contract and we will receive $215 million profit on sale of $56 million. $35.5 million of cash is taken out of AAS by Telstra.
By way of background, the reason AAS was considered non-core is that the risk profile of AAS is outside the standard risk exposure with which we operate the ICT managed services business. AAS’s risk profile placed reputational and financial risk on Telstra, really in two key areas: Firstly, there were several contracts with unlimited liability and consequential loss provisions as public offer funds. This is a requirement regulated by APRA and, secondly, operating a financial services outsourcing business is outside our core capabilities and skill set.
To maintain and grow the business in order to be competitive in the consolidating superannuation and financial services administration market, there was an ongoing requirement for further investment, both organic and via acquisition, to diversify the AAS business horizontally and vertically. However, such a growth strategy would have further intensified the risk profile which I just outlined. So, it was obvious that that is what we should do. This transaction will now allow KAZ to focus on its core services, which includes consulting, managed and outsourced services and applications management and systems integration around our core network. KAZ is not for sale and continues to be a crucial part of Telstra’s ICT strategy in service delivery. Importantly, KAZ will continue to supply IT services to AAS on an ongoing basis.
So, with that background let me now pass back to Sol, who will take you through how we are going to utilise the proceeds from this divestment.
SOL TRUJILLO: Thanks, David, and again I just want to emphasise what David covered regarding KAZ. KAZ is important to us and this transaction allows us to focus even further in the ways that our strategy calls for. But, as we are here today to talk specifically about this acquisition, I am pleased again to note to all of you we have acquired a 51 per cent
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shareholding in China’s largest and most popular real estate website, soufun.com.
Soufun.com presents an exciting opportunity for Telstra and our advertising business, Sensis. With this one acquisition we have established ourselves as the undisputed market leader in the high-growth Chinese online real estate market. We have gained access to an online growth engine of international standing. The company is earning and cashflow positive. It is delivering near triple digit revenue growth and is forecast to contribute A$52 million in net revenue to Telstra in the fiscal year 2007.
We have created an opportunity to accelerate growth by leveraging Sensis’ long-standing capabilities in areas such as sales effectiveness, directory advertising and content management and data collection. With home ownership and incomes rising in China, we have opened the gateway to the racing Chinese online advertising market through an experienced, capable and highly respected management team who are committed to working with Telstra to continue to deliver accelerating growth. As we have secured this exciting business at a very good price, our acquisition price is based on a valuation of 22 times the 2007 calendar year EBITDA, a valuation that sits very well against world benchmarks for high growth online market leaders. SouFun will be cashflow positive from day one and EPS accretive in year three.
I wanted to briefly revisit the Sensis growth strategy outlined by Bruce at our strategy briefing in November last year. Specifically, I want to draw your attention to the commitment Sensis made back in November to expanding geographically as a key strategic driver of long-term growth. Since making that commitment to you, Sensis and Telstra have been considering a range of high growth, value-adding M & A opportunities and clearly we are still focused in Telstra on our Australian markets, as you heard me say over and over again, as a priority (indistinct), but this is an opportunity where we could effectively use our cash to create more growth in the Sensis field.
Now, as I have said before, our goal has been to find major players in high growth but immature online markets. Companies with a strong strategic fit with Sensis that could benefit from our core directories and advertising capabilities and that’s essentially where we are at today. It has led to us China and ultimately to soufun.com.
Soufun.com is a global online success story with what I call real advertising and real revenues. In just seven years soufun.com has grown to become one of China’s top 10 and the world’s top 100 websites. It has captured an online audience of over 40 million users per month and an advertiser base of over 4,000 sellers and developers. This extensive community is linked by one thing: The desire to buy and sell real estate.
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Underlying SouFun’s growth story are the booming Chinese real estate and online advertising markets. Chinese real estate sales already represent 7 per cent of the country’s GDP in 2005. The real estate market is forecast to grow by 21 per cent CAGR with a compound average growth rate to be worth, in US dollars, $438 billion by 2010 and the online advertising market has now well and truly emerged and will quadruple from US$800 million in revenues this year to over US$3.2 billion in 2010. It is not surprising, therefore, that the online real estate advertising market is well and truly breaking out. It was worth US$85 million in 2005 and it is expected to grow at a high CAGR of 66 per cent to deliver over US$1 billion in revenue in 2010. Through soufun.com Telstra and Sensis are now perfectly poised to become a major part of this exciting future growth story.
What I would like to do now is to introduce Bruce Akhurst, the CEO of Sensis, to talk about how we are going to go get it done.
BRUCE AKHURST: Thanks very much, Sol. This is a really exciting announcement for Sensis. It is our first overseas acquisition in the advertising space and it provides not only a powerhouse of growth, but a gateway into the lucrative Chinese online advertising market. SouFun stands for “house search” and it was established in 1999 by Mr Vincent Mo. Vincent and his management team have built SouFun from a small four city operation in the year 2000 to be China’s largest and most popular real estate portal.
SouFun services cover four key areas: The first is new homes with coverage in 40 cities today; the second is resale and listings which has coverage in 10 cities; the third is home furnishings and home improvements in 10 cities; and property research services is the final in eight cities. The business today employs approximately 1,100 people. Seventy-five per cent of these work in sales, marketing, editorial and design.
The quality of the SouFun management team in the workforce was a critical consideration in our buying decision. This is a group of people who have created a true online success story and we are delighted to confirm that the management team have committed to stay with the company.
SouFun is an online growth engine on a scale that’s really uncommon in Australia, but let’s just take a moment now to put the business into perspective. Sol mentioned 40 million unique users a month. Now, that’s on a par with amazon.com’s total US audience. This audience accesses a staggering 600 million page views a month of listings, advice and community content. Critically, this is a real advertiser audience. These people aren’t visiting SouFun to watch videos or search for photos of their relatives. They go to SouFun because they want to buy real estate and home furnishings. The size and quality of this audience gives SouFun an
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advertiser value proposition that is absolutely unbeatable in the Chinese market.
SouFun is generating high levels of advertiser loyalty, particularly from developers. This has resulted in inventory levels that are well ahead of its competitors. But what really makes this acquisition exciting is the fact that SouFun is only just hitting its straps. In the last calendar year, SouFun has entered 25 new cities to its portfolio with minimal upfront investment. It now covers 40 cities and that’s three or four times its competitors and it has plans to expand this to 100 cities, each with a population in excess of 1 million by the end of 2008.
As a result, SouFun is perfectly placed to maintain triple digit revenue and EBITDA growth with rapidly expanding EBITDA margins driven by economies of scale. As you can see, the organic upside in this business is really significant.
I will turn now to talk about SouFun’s growth strategies. In the medium term we are going to look to expand SouFun’s online real estate offerings to all major Chinese mainland cities, while also expanding the number of new home listings. SouFun has a well-known and trusted brand and reputation in the Chinese market and will look to further capitalise on this position which will ultimately lead to increased advertisers and user numbers.
SouFun has a highly desirable user base and we will continue to leverage opportunities to provide offerings into adjacent businesses such as home furnishings and home improvements. The opportunity exists to further enhance and develop the quality and functionality of the community-orientated services, to increase loyalty and build up the core group of soufun.com users. And we will continue to invest in new technologies and improved features for soufun.com.
For example, a search-based or pay for performance revenue model is just one example of the types of future opportunities we are going to explore and at the same time we are exploring a series of ways in which we can not only support SouFun but help Vincent and his team further accelerate growth.
It is very important to understand here that Sensis and SouFun operate under similar business models with a series of shared capabilities. We both offer free advertising listings, together with listing content and priority enhancements to drive revenue growth. We both have strong capabilities on banner and contextual advertising sales and production. This is a core business of our Sensis MediaSmart division. We are both strong consumer marketers that enjoy high levels of brand recognition and we are both technology-driven businesses with core capabilities in managing content-rich digital advertising platforms.
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But there are differences in our businesses as well and we see these as strong potential drivers of value. For example, two-thirds of SouFun’s revenue comes from website display advertising. Less than 25 per cent of revenue is derived from listings, which is the traditional source of real estate vertical growth. Sensis can offer SouFun world-class capabilities in directory and listing management with a view to substantially growing the power and revenue potential of SouFun listings. Sensis can also leverage the strength of a mature advertising business in several other specific areas. These include advertising revenue models, such as pay for performance, pay for priority and bundling, sales effectiveness, advertising monetization and content multi-channel publishing and syndication. And while this is happening, SouFun can support Sensis growth, not only through revenue performance but by providing expertise in key areas such as advanced software development capabilities and strong community tools and offerings.
To achieve all this, we have put in place a series of steps to ensure the clean integration of Sensis and SouFun. Firstly, clearly SouFun is performing exceptionally well, growing at a rapid rate under the leadership of Vincent Mo, the founder and CEO of SouFun, and SouFun’s well-established and high-performing local management team. While there will not be any immediate changes to SouFun operations as a result of the acquisition, SouFun will have direct accountability and a reporting line to myself as CEO of Sensis and the SouFun board of directors.
But, very importantly, to ensure Sensis and SouFun leverage our skills and expertise, I am intending to place senior representatives from Sensis in the business management team. This will assist in the transfer of knowledge while supporting the development and growth of the two businesses in the ways I have just been explaining.
Secondly, our priority over the coming weeks and months is to work closely with SouFun to identify mutually exclusive business benefits to be leveraged between the two organisations. It is very important that this investment will yield relationships and experience in China from which we envisage further opportunities to emerge.
At this point I would like to introduce John Stanhope to talk about the financial imperatives of the deal.
JOHN STANHOPE: Thank you, Bruce, and good afternoon everyone. For those of you who are lucky enough to have been able to pop up on your screens our disclosure, I am talking to slides 18 and 19 if you are wondering where we are up to.
For us this is a good transaction and it is aligned to our overall growth strategy, as Sol talked about and that we announced on November 15, and it is an investment or a transaction that’s well within our financial capacity, especially when you link it to the divestment we have also
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announced today. SouFun is delivering accelerating growth, which is being driven by the geographic expansion that Bruce touched on, rapid user and advertiser uptake through the outstanding fundamentals that exist in the Chinese online real estate market.
To date the company has grown to cover 40 cities, with soufun.com attracting 40 million monthly users and 4,500 advertisers. This has delivered exceptional revenue growth of 99 per cent in 2005 calendar year and this trend is not only continuing but accelerating with 107 per cent year-on-year net revenue growth result for the half year to June 2006. Clearly, Vincent Mo and the current SouFun management team have extensive industry experience and proven ability to expand in new areas. SouFun aims to expand operations to 100 cities across China by the end of calendar year 2008.
Let’s just turn a little more to the financials. Telstra has taken a 51 per cent shareholding in soufun.com for a consideration of US$254 million or A$342 million, which does include a small transaction cost. Our investment will be cashflow positive from day one and EPS accretive in year 3 and a return on invested capital will exceed Telstra’s weighted average cost to capital in year 4. Now, all this assumes, of course, that it is debt funded at around about 7 per cent and, as you have heard, we have already decided to use proceeds of a divestment to be channeled toward this acquisition.
The company will deliver near triple digit growth and contribute net revenue of $52 million and an EBITDA of around $18 million to Telstra, so into Telstra’s consolidated accounts in fiscal year 2007. This values soufun.com at 22 times the calendar year ‘07 EBITDA and, as Sol said in his opening comments, this stacks up very well against valuations for similar high-quality online companies, leading companies around the world.
More importantly, there is substantial headroom for future growth due to the underlying economic strength, the ongoing organic growth in user and advertiser uptake and of course the expansion that I have mentioned into the new cities.
As a result of these two transactions, so the sale of AAS and this acquisition, the net cash outflow for the company will be around $90 million and I guess that’s why I have said it’s easily within the financial capacity of the company while we continue on with our transformation spending. It is small in the context of the investment overall and also in terms of our net debt portfolio and our financial parameters that we continue to follow. We expect this business to be self-funding as it grows, so we believe this company has the capacity to generate the cash that it will require to continue its growth pattern.
So, having said that, I will hand you back now to Sol to summarise our
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announcement today.
SOL TRUJILLO: Thanks, John. I am just going to recap a few thoughts here for everybody in terms of the call here. Obviously the size of the transaction is not huge in a classic M & A sense. This is the second transaction that we have done as a management team here in the last year, the first one being the New World CSL transaction and in this case we are obviously again divesting a non-core asset in AAS, taking the cash and redeploying it to one of our growth platforms for the future, resulting in a net cash outflow of $91.5 million.
Telstra’s purchase of a majority shareholding of SouFun Holdings Limited means that, through SouFun, Telstra and Sensis are now perfectly poised to play a major part in China’s high-growth online advertising and real estate markets. The power that you have seen with Sensis and BigPond in terms of the online digital platforms business now will be able to be leveraged as we think about the context of SouFun here in China and, as you heard from Bruce, clearly Vincent and his team, as they were looking for a partner, they wanted somebody that had major volume, major scale and some of the sophistication that’s required with rapid growth into a large business.
Now, this acquisition therefore provides the opportunity for Sensis’s core strength to be leveraged into a larger, faster-growing and less mature market than Australia, with high-quality local management and I do have to say that Vincent and his team are truly impressive and they have done a wonderful job up to this point and obviously we are looking to make things even better. An associated benefit of this investment is that it will undoubtedly yield relationships, experience and credibility in China from which further opportunities hopefully can emerge, again emphasizing the fact that we have CSL in Hong Kong and we have our Reach business in Hong Kong, so we are not new players in the region.
Importantly, as Bruce identified earlier on, the similarities between SouFun and the Sensis core business models will result in a series of shared capabilities which we will look to leverage over the coming months. But, by expanding the Sensis business further, we are not only able to take our extensive experience offshore and become a leading Australian exporter of IT, we are also going to be able to consolidate SouFun’s world best practices and apply them to Sensis’s existing business operations here to further stimulate growth.
So all in all, I think is another wise deal on the part of our team looking to be as cash effective and cash efficient as we can be, while continuing to find new ways to grow the business. So with that, David, I will hand it back to you and we will open it up for Q and A.
DAVID ANDERSON: We will now take questions firstly from analysts and investors and then from the media. We would appreciate if you ask one
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question at a time.
QUESTION: (Tim Smeallie, Citigroup.) Just re the SouFun acquisition, can you clarify is there any earn-out protection for Telstra shareholders on the transaction?
BRUCE AKHURST: No, there’s not, Tim. It’s just a straight cash deal where we acquire 51 per cent on the basis that we pay the fee that Sol’s mentioned.
QUESTION: A question for David. Is there anything left of KAZ now after selling the Administration Services?
DAVID THODEY: Tim, in terms of revenue it only represents 20 per cent of our revenue stream.
QUESTION: In enterprise?
DAVID THODEY: In the enterprise market. No, no; of KAZ. The revenue of AAS was just over $100 million.
QUESTION: (Andrew Hines, Morgan Stanley.) You mentioned that SouFun is the largest of the real estate online businesses. Can you give us a bit of a sense for what other businesses there are around, and what is the market share of SouFun? How competitive is the market there and is there any competitive threats from other businesses that can grow as fast?
BRUCE AKHURST: SouFun is by far the leader in the market. As I mentioned, it already has a business in 40 cities. It has probably over 20 per cent of the market. There is no other real estate site that really does the specific job here in terms of real estate that SouFun does. It is a specialised real estate portal. There is other general information and search engine-type portals, but it is clearly the market leader, it is in a geography that is probably four times what its competitors are; the competitors are quite a long way behind. We have got quite an aggressive plan as we talked about in terms of where the business is going to roll out over the next few years, adding up from 40 cities to 100 cities by 2008. There is a real acceleration plan under way there and we expect SouFun to remain and continue to build on its market leadership.
SOL TRUJILLO: Andrew, just to add a little bit to Bruce’s response there. The operating model is so similar to that of our directories business, both print and online, in the sense that the key for a business like this is having what I call feet on the street and, if you look at what Bruce had covered earlier of the 1100 people or so that already are out building the business today, that is a significant competitive advantage, in particular given the geographic presence and also the extendability of the footprint, given the prototype that’s already been built in terms of how to canvass the market, how to develop the ads and then how to digitally deliver them
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in the marketplace. And that’s again part of the attractiveness in addition to what Bruce just said, that not only do they have market leadership, but they have essentially the business model down that’s very similar to what we already do, but also will continue to expand and continue to gain even more scale.
JOHN STANHOPE: If I might add something. SouFun is a fairly very unique business. Its nearest competitors, Andrew, are two companies called Sohu and Sina, but they are really national general information portals and not specifically focused like SouFun are.
BRUCE AKHURST: They are more into news and other services, other (indistinct) services.
QUESTION: (Christian Guerra, Goldman Sachs.) Good afternoon. Thank you for your time. I just have a couple of questions. First, SouFun looks like a reasonable deal. I just wanted to know firstly what the management lockup period is with Mr Mo and, secondly, I think John you mentioned that it was basically going to be self-funding so can we assume there basically no further investment required from Telstra over the next few years? Secondly, just on Sensis, I think it’s probably the first time you have actually gone through the growth strategy in some detail and I notice you talked about geographic growth. Just wondering if you could comment on which regions you are looking at in particular and clearly with all the talk about New Zealand, I just want your thoughts on that business. Thank you.
SOL TRUJILLO: Bruce, do you want to go ahead and then maybe I will just wrap it with my thoughts there.
BRUCE AKHURST: Sure. Vincent is committed for three years. He will continue as a significant shareholder of course in SouFun and I should say that Vincent and his CFO, Li-Lan Cheng, have worked around the world, have very impressive academic credentials and business experience in a number of jurisdictions and Vincent has been back in China building this business for the last seven years. The management team there is really committed to this plan that we are talking about, this 100 city Chinese plan, extending the business into adjacent areas like home furnishings and so on and we are looking with a lot of anticipation and excitement to working closely with that team over the next several years.
SOL TRUJILLO: Christian, in terms of the last part of your question, again the focus in terms of regions or geography is we already have a significant presence in the Asia-Pac region and that’s why this made sense because even further down the line there’s opportunities as CSL looks at loading online data and information and taking advantage of the vast database that exists with SouFun. But, beyond that, obviously Australia and New Zealand are core areas where we have made investments in terms of the business. Relative to speculation on New Zealand and all of that, all
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I can say is that we are monitoring it but we have no specific comments or care to comment on any of the speculation that is out there.
JOHN STANHOPE: Chris, to answer your funding question, it is already cashflow positive and we see that there would be no further need for Telstra investment (?). This will be able to self fund the growth path that it’s on.
QUESTION: (Richard Eary, UBS.) Afternoon, gentlemen. A couple of questions, please. First of all, looking at the deal, is this going to be a precursor to sort of like other deals within China and, given obviously WO changes next year, is this deal a precursor to obviously changes in shareholder structures in China moving forward? That would be the first point. The second is, John, in terms of obviously the ROIC versus WACC argument in year 4, is there any sort of further forecast parameters you can give us just to give us a better feel for the direction of that business longer term? Thanks.
JOHN STANHOPE: What we have told you today is basically what we look at, Richard, for our investment criteria. I mean, it is a business, a startup business I guess. It’s been around for a while, but you would say it’s certainly still in the very high growth phase and ROIC will exceed the WACC in year 4, it will be earning accretive in year 3. What I was trying to point out as well, that the EPS accretion, it isn’t accretive until year 3 because we have made the assumption that it’s totally debt funded, but I was making the point that of course we are redirecting some funds.
We have talked about sort of size growth, I mean we are looking for sort of very high double digit CAGR revenue growth over the next five years or so and similar EBITDA growth over the next five years, so they are the sort of parameters built into our financial assessment.
SOL TRUJILLO: Richard, in terms of the first part of your question, is this a precursor, the answer is essentially no because we don’t have other things mapped out in terms of other deals per se. I just take you back to the CSL New World merger as one deal that we have done recently and this being essentially the second one and in each case we felt very strong about our ability to deliver under the disclosed benefits. In one case it’s about the merger benefits; common platforms, consolidation in the market. In this case it’s about leveraging the capabilities that we have built through our Sensis business and complementing what Vincent and his team have built within SouFun in an extremely fast-growing environment. But we view these as what I would call very guided, very cautious and from our perspective what we might call high probability of execution kinds of deals. We are not overly speculative, everything has to be pretty tangible in our screens as we look at these transactions. That’s why we have not done a whole lot of them.
QUESTION: (Justin Cameron, Credit Suisse.) I am just trying to
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understand a little bit about the history of SouFun, I suppose particularly from a shareholding perspective and obviously going forward. Can you just please outline what the shareholding structure will be? Obviously there was comments that the management team will have equity in the business going forward. Was Telstra’s shareholding bought from existing management and I suppose where will that move going forward and also I suppose I’m trying to understand why was Telstra given the opportunity to participate in the transaction and was there bidding tension at the time of the asset?
BRUCE AKHURST: The business has had Vincent Mo as the major shareholder historically, so we are buying shares from Vincent but he is remaining, as we have disclosed, as a major shareholder. We have also had IDG, a Chinese venture capitalist organisation, as a major shareholder, so it’s selling down as well and there are senior management within the company who have a relatively small in terms, of single digit in aggregate, shareholding in the company. These are key individuals who we very much want to retain. They by and large have been working with Vincent as a team for the last five or six years, from the beginning in some cases, so it’s very important that they continue on as well.
There was also a 15 per cent shareholding by a company called the Trader Group, which is exiting the register as part of this transaction, so essentially we are coming on as the major shareholder, with Vincent selling some of his shares to us and IDG, the venture capitalist firm, selling down some of its shares and the Trader Group exiting altogether.
Why us? I think for the reasons that Sol has articulated, there’s obviously an understanding and appreciation of what Sensis is and the benefits that we can bring to the business that Vincent is running there. We do have a track record, we do have a similar business model, we do understand advertising revenue models such as pay for performance, pay for priority, contextual advertising, where I guess SouFun has more limited experience in these areas.
We have got very detailed and long-standing expertise around sales effectiveness and what we mean by that is that, like SouFun, we have 1,000-odd people out on the road approaching businesses face-to-face all over Australia and the way that you manage that sales force on a day-to-day basis effectively and profitably are (indistinct) skills and we can obviously bring some of those learnings and expertise to the business. We also have a great deal of information about and knowledge about how advertising space can be monetized in different ways, in additional ways to how SouFun is doing it and also moving into adjacent areas such as home furnishings and so on is something that we are both very interested in.
So, when you look at it, we have a whole range of skills and expertise that Vincent and the team are keen to utilise. We think that they have got a wonderful market, a wonderful track record as well and that together this
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business is going to be an enormous success.
QUESTION: (Patrick Russel, Merrill Lynch.) Good afternoon. Just a couple of quickies. Firstly, what’s the EBIT giveup or EBITDA giveup on the asset you have sold and then, secondly, I guess the issue with an acquisition of this size, because of its very small contribution to NPAT, the multiple that you have paid will just get blended into your average multiple and therefore you won’t get any market cap growth in your enterprise until this becomes a lot bigger and that might take five or six years before it has a meaningful contribution. Given that, would you consider sort of expediting an IPO of the business so you can get a little more transparency in terms of the value back to Telstra?
JOHN STANHOPE: Certainly the AAS EBIT give up is in the single digits, Patrick, so quite small. Sorry, what was the second part of your question, Patrick?
SOL TRUJILLO: The second part of the question was relative to the multiple that’s being paid in the near term given the high growth that we have and it won’t get reflected, I mean the comment was it won’t get reflected in our multiple for a few years out, so have we considered essentially an option of an IPO.
I guess, Patrick, the simple answer is with this transaction we have lots of options, but the key is to continue to find growth opportunities for the business in the longer term, but could an IPO be an option down the road? The answer is yes.
QUESTION: (Tim Smeallie, Citigroup.) Just looking at the burnout, you have no claw-back on this arrangement?
BRUCE AKHURST: I think I mentioned on a previous question, Tim, it’s just a (indistinct) sale and purchase arrangement.
QUESTION: (Malcolm Maiden, The Age.) Hi, guys. When Trader bought in they announced a 15 per cent holding and also said that they would be putting about US$200 million into the business. I think Trader was there for about a year or so, maybe a little bit more. During that time was their significant investments made to the group’s expansion accelerate during that time and why has Trader sold out so quickly?
BRUCE AKHURST: They were there for a period, Malcolm, that’s true. The guy who owns Trader, a fellow called John McBain, has decided to sell all of his businesses and he established a philanthropic charity or foundation tasked with improving health and education for the world’s most needy, particularly African children, so this is really a question of the owner of Trader coming to a point in his life where he has decided to sell all of his businesses, not just this particular one, and he is creating a fund of I think under US$1 billion for that purpose, so we were fortunate to be
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able to step in when he had come to that point. But the business has been growing organically, Malcolm, without contributions from the shareholders.
QUESTION: (Laurent Horrut, JP Morgan.) Just a question, if you look at the calendar year ‘07 and number, they will imply at best on the multiple you are actually paying, they would imply an EBITDA margin of about 25 per cent and then I am looking at FY07 and the EBITDA margin based on those numbers would be more like 35 per cent. I am just wondering if you could reconcile that for me.
JOHN STANHOPE: Certainly the ‘07 — taking it from Telstra’s perspective because we have a 30 June close here, your calculation of the 30 June ‘07 EBITDA margin around 35 per cent is certainly correct and we do expect margins to grow slightly over the next five years, so stay around the same for the next year and then grow a little bit more after that, but back in ‘04 the margins were around 20 per cent — this is now calendar year — around ‘05 they were around about 30 per cent, so you can see there’s been good steady growth in margins. December ‘06 they were close to 35, so over the last couple of years the business itself has been getting economies of scale, building up margins to what you have accurately assessed to be around 35 in the ‘07 year.
QUESTION: Then, John, why in calendar year ‘07, I hear what you are saying, so in fact margins should improve rather than come back down and I’m looking at your EBITDA multiple is 22 times. That would imply calendar year ‘07 EBITDA of 30 million in Australian dollars.
JOHN STANHOPE: The multiple, the 22 times multiple, runs off the December ‘07 EBITDA.
QUESTION: That’s right.
QUESTION: (Raphael Minder, Financial Times.) Good afternoon. I just wanted to confirm this is your first acquisition in mainland China, is that correct?
SOL TRUJILLO: That is correct.
QUESTION: I also wanted to know whether you had been scouting other markets such as India or Africa before going ahead with this (indistinct).
SOL TRUJILLO: I can’t comment historically prior to last July, but this has been our focus along with the CSL transaction, New World transaction that we did last six, seven months ago, whenever we first initiated that. So our focus has been in this Asia-Pac region and beyond that we haven’t had much other conversations.
QUESTION: (Louise Weihart, Merger Markets.) I was just wondering if
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you would be contemplating further offshore acquisitions and in particular I was thinking of the New Zealand Yellow Pages business.
SOL TRUJILLO: The question was asked before.
QUESTION: Sorry, I had a really bad line. If you don’t mind repeating, please.
SOL TRUJILLO: My comments earlier were around a question about our areas of focus and clearly we have asset ownership in the Asia Pacific region and obviously Australia being our number one, two and three priority and we do have presence in New Zealand with our Telstra Clear business. In terms of the speculation that’s going on in the media given some of the things that Telecom New Zealand is doing, my comment was essentially we are monitoring but beyond that we don’t have much comment.
QUESTION: Thank you.
QUESTION: (John Durie, Financial Review.) Just looking at the Trader announcement, if my maths is right they bought a 15 per cent stake for US$22.5 million with options to increase their stake up to between 45 and 100 per cent, so that equates to sort of, let’s call it $51 million for 51 per cent. What explains the price differential there?
BRUCE AKHURST: I can’t recall the price that Trader paid.
QUESTION: I am just reading out their press release there, Bruce. It says they paid US$22.5 million for an initial 15 per cent stake. This is with a series of call options over the next two years.
BRUCE AKHURST: Essentially, John, this has been the subject of a commercial negotiation where our M & A teams advise us, look, that’s the value of the business, put it through the Telstra screening processes and so on, and we have had a negotiation over price and that’s the process we went through.
QUESTION: Could you tell us who your advisers are, please?
BRUCE AKHURST: No.
QUESTION: Okay. Thank you.
QUESTION: (Tony Boyd, Financial Review.) Thanks very much. I was just wondering, Bruce, whether you would now be upgrading your forecasts, you know, those long-term ones you issued in November which said you would get to $3 billion revenue by 2010 or end of 2011, so on 6 October, in other words, with the rate of growth of this company which seems to be doubling every 12 months revenue, would you have to
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upgrade those numbers?
JOHN STANHOPE: I’m not making any changes to our forecasts, Tony. We did talk about doubling to 2011 and, as Sol indicated in his presentation there, part of that was about geographic expansion and part of the discussion back at the analysts’ day was including M & A activity, of which this is obviously one. I think that, as I have said all the way along, I think the core business is performing extremely well. We have had, as everyone knows, an extremely good year, four strong years in a row now, as it continues to power along. This just adds to our business, it is consistent with our strategy and we feel very, very confident about the future of the business.
QUESTION: Sol, do you think the Board would be considering now getting some person on the board who is either Asian or Mandarin speaking or experienced in the Chinese business environment?
SOL TRUJILLO: Tony, I won’t comment on board composition and management. Clearly we have Board members that have global experience and that’s probably appropriate, at least for now.
Let me just wrap up this call with a couple of quick comments. John Drury’s question: Just as a business matures, obviously when you have continued triple digit growth, the valuation of a business will continue to grow. The good news about this transaction is that it still has huge amounts of growth ahead of it and we are able to buy into this business at this stage, so that we can not only take advantage of that, but also take advantage of some of our skills in terms of scaling up business.
The second thing that I would say is obviously we have given notice to everyone that on 6 October we will have our investor day update, so that we can talk in a little bit more detail about some of our online strategies with both Sensis and BigPond and even what we are looking at across all of our business and so all of you will have a chance to hear more as we continue to execute on the strategies for growth that we have at Telstra, in addition to the discussions that we have had about cost takeout and efficiency and redeploying old networks into new networks and all the other things that we have talked about starting last November, so we will provide some more insight and you will see the continuation of the Telstra story unfolding. So, thank you all for joining us.
DAVID ANDERSON: Thank you. That’s all we have time for and we do apologise for the delay in starting and for the short notice, but thank you for your attention.
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01 September 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Letter to shareholders from Telstra’s CEO
For your information, attached is a copy of an e-letter from Telstra’s Chief Executive Officer to be sent to our online shareholders and made available on our website www.telstra.com.au/abouttelstra/investor
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Office of the CEO	1 September 2006
Dear Shareholder
I am writing to inform you directly of two transactions that Telstra announced yesterday. Both transactions are aligned to our growth strategy announced on 15 November last year.
We are selling an asset that is not a core part of our business. At the same time, we are using the proceeds for an acquisition for Sensis, our advertising, transaction and directories business. Sensis is one of Telstra’s core growth platforms for the future.
The net cash outflow from the two transactions is A$91.5 million, a small cash investment for Telstra. Further details of these two transactions are as follows:
(1) Sale of Australian Administration Services (AAS)
We have sold AAS, the superannuation administration business of our KAZ Group subsidiary to Link Market Services Limited for A$215 million. In addition, Telstra took out A$35.5m in cash from AAS prior to settlement. The transaction was completed after a competitive public sale process had been undertaken.
Telstra will recognise a profit on the sale of AAS of approximately A$56 million.
A decision was made to sell this business after it was determined that it was no longer strategic. This was due to the risk profile of superannuation administration services being outside the standard risk exposure of Telstra’s business. This transaction will now allow KAZ to focus on its core services, which include consulting, managed and outsourced services, and applications management and systems integration.
KAZ is not for sale and continues to be a crucial part of Telstra’s Information and Communication Technology strategy and service delivery. Telstra paid $333 million for KAZ in July 2004
(2) Acquisition of 51 per cent of SouFun Holdings Limited (SouFun)
At the same time as selling AAS, we have purchased a 51 per cent shareholding in SouFun, China’s leading real estate and home furnishing web site.
Telstra has made this acquisition at a very good price — a total cash outlay of A$342 million. SouFun is a high performance business. It has been growing net revenue at near triple digits and has captured an online audience of over 40 million users per month and an advertiser base of over 4,000 sellers and developers.
SouFun will be cash flow positive from day one and is already profitable. In the 2007 financial year, it is expected to contribute net revenue and EBITDA of A$52 million and A$18 million, respectively.
SouFun provides an attractive entry point into China, one of the world’s fastest growing economies. China’s real estate market is forecast to grow by 21 per cent compound average growth rate to be worth US$438 billion by 2010.
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

With home ownership and incomes rising in China, we have opened a gateway to the racing Chinese online advertising market through an internationally experienced, high performing and well respected local management team committed to working with Telstra to continue to deliver growth. In addition to staying on, Vincent Mo, the founder and CEO, and other senior management will also keep a significant shareholding in SouFun. Sensis will add senior representatives with key expertise to Vincent’s team.
The acquisition is consistent with our commitment to our growth strategy for Sensis. Integral to that strategy is Sensis’ expansion into new geographic markets by pursuing partnerships or acquisitions that can deliver clear value to shareholders. The SouFun and Sensis business models share similar characteristics. Sensis can leverage its core capabilities into a larger, faster growing and less mature market than Australia. Going forward, Sensis and SouFun will work closely to leverage mutually exclusive business benefits.
The Board and I remain committed to informing you of progress in transforming our company. For more information on Telstra visit our investor relations web site http://www.telstra.com.au/abouttelstra/investor or our consumer advocacy website http://www.nowwearetalking.com.au.
Please contact us with any questions or comments at investor.relations@team.telstra.com
Solomon D Trujillo
Chief Executive Officer
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

12 September 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra presentation to the CLSA Conference, Hong Kong
In accordance with the listing rules, I attach a copy of a presentation by John Stanhope, Telstra Chief Financial Officer, at the CLSA Conference, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
    Telstra Corporation
Limited ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited CLSA Conference John Stanhope Chief Financial Officer

Disclaimer
These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements couldthose expressed in, or implied by, these forward-statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition inoperate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F. All forward-looking figures in this presentation are unaudited and based on A-IFRS. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated. These presentations do not relate to an offering of any shares in Telstra. Commonwealth has announced its decision to undertake a public share offer of a part of its stake in Telstra. The Commonwealth has also stated that a final decision to launch an offer remains subject to market conditions being conducive for a sale which achieves the Commonwealth’s sale objectives. If a sale of any part of the Commonwealth’s stake in Telstra proceeds, a prospectus for the offer of those securities will be made available to Australian investors at the time of the offer and anyone wishing to acquire shares under the offer will need to complete the application form that will be in, or that will accompany, the prospectus.

· • •
Accelerations in mobile service revenue to 3 Strong growth in 3G subscribers (+297 k) with significant ARPU uplift relative to 2G (+37%) 4.8% in H2 (vs 4.4% in H1) Non SMS data revenue up 121% Improvements in subscriber mix (58% post paid) 3 percentage points gain in Market share 3:1 net adds versus nearest competitor 29% growth year on year 6.9% revenue growth with EBITDA margin expansion
...through high calorie growth Mobile — — — — Broadband — — Internet Direct and IP Solutions — Sensis —
Highlights • • • •
down 3,800 on year $157m OPEX savings $500m in CAPEX savings
Total revenue growth of 3.9% in 2H vs 1.5% in 1H Slowed PSTN decline to 5.8% in 2H vs 7.6% in 1H New wave revenue growth of 46% and Significant Cost take-out Headcount — More than 850 projects stopped: • • $962m in Operating Expenses $1.348bn in cash Operating capex
— — — — — ...supporting significant investments in Transformation — —
Earnings at Top end of negative EBIT guidance... Acceleration of revenue growth ...
· • • Delivered results on targets and building momentum...

Telstra

# Reported Results: 1H vs 2H Trends [1]

| Reported ($billions) | 1H06 | % Δ | 2H06 | % Δ | FY06 | % Δ |
|---|---|---|---|---|---|---|
| Sales Revenue | 11.5 | 1.5 | 11.3 | 3.9 | 22.8 | 2.7 |
| EBITDA | 5.3 | (3.4) | 4.3 | (14.1) | 9.6 | (8.4) |
| EBITDA (%) | 46.1% | (2.5) | 38.1% | (7.7) | 42.1% | (5.1) |
| EBITDA (before Transformation costs) | 5.3 | (3.4) | 4.8 | (3.3) | 10.1 | (3.2) |
| EBITDA (% before Transformation Costs) | 46.1% | (2.3) | 42.5% | (3.2) | 44.5% | (2.7%) |
| EBIT | 3.5 | (7.0) | 2.0 | (37.2) | 5.5 | (20.7) |
| EBIT (before transformation costs) | 3.5 | (7.0) | 3.0 | (7.1) | 6.5 | (6.9) |
| NPAT | 2.1 | (10.3) | 1.1 | (46.1) | 3.2 | (26.2) |
| Cash Capex [2] | 2.1 | 11.6 | 2.2 | 23.1 | 4.3 | 20.2 |
| Free Cash Flow | 2.0 | (4.4) | 2.6 | (17.4) | 4.6 | (12.4) |

4

4
% 2.7 (8.4) (5.1) (3.2) (2.7%) (20.7) (6.9) (26.2) 20.2 (12.4)
[1]
FY06 22.8 9.6 42.1% 10.1 44.5% 5.5 6.5 3.2 4.3 4.6
% 3.9 (14.1) (7.7) (3.3) (3.2) (37.2) (7.1) (46.1) 23.1 (17.4)
2H06 11.3 4.3 38.1% 4.8 42.5% 2.0 3.0 1.1 2.2 2.6
% 1.5 (3.4) (2.5) (3.4) (2.3) (7.0) (7.0) (10.3) 11.6 (4.4)
1H06 11.5 5.3 46.1% 5.3 46.1% 3.5 3.5 2.1 2.1 2.0
(% before Transformation Costs) [2]
Reported Results: 1H vs 2H Trends Reported ($billions) (%) (before Transformation costs) (before transformation costs) Includes $427m R & R provision and $422m accelerated depreciation in 2H06 Includes $1,348m of transformation CAPEX incurred entirely in 2H06
Sales Revenue EBITDA EBITDA EBITDA EBITDA EBIT EBIT NPAT Cash Capex Free Cash Flow (1) (2) whilst investing more than $2.3bn in 6 months for transformation ...

# EBIT and Restructuring & Redundancy Provision

-20.7%
$5,497m
$427m
-14.6%
$5,924m
($157m)
$170m
$422m
$100m
-6.9%
$6,459m
EBIT reported FY06
R&R provision
EBIT reported FY06 (pre-prov)
Benefits Now
Current year redund
Accel depn
Program opex costs
EBIT underlying FY06

| Restructuring & Redundancy Provision | 05/06 ($m) |
|---|---|
| CDMA migration | 107 |
| Decommissioning costs | 58 |
| Lease / contract penalties | 44 |
| Other | 32 |
| Total restructuring provision | 241 |
| Redundancy provision | 186 |
| Total Restructuring & Redundancy Prov | 427 |

**Result in line with guidance**

5

05/06 ($m) 107 58 44 32 241 186 427
5 Restructuring & Redundancy Provision CDMA migration Decommissioning costs Lease / contract penalties Other Total restructuring provision Redundancy provision Total Restructuring & Redundancy Prov Underlying EBIT decline of 6.9% Reported EBIT margin fell 710 basis points to 24% Underlying EBITDA margin decline of 290 basis points to 45%
• • •
-6.9% $6,459m EBIT underlying FY06 $100m Program opexcosts $422m Accel depn $170m Current yearredund
EBIT and Restructuring & Redundancy Provision ($157m) Benefits Now
-14.6% $5,924m EBIT reported FY06(pre-prov) $427m R&Rprovision
-20.7% $5,497m EBIT reported FY06 Result in line with guidance

# Sales Drivers

| Movement $m | Drivers of Revenue Growth | Actual $m | Growth % |
|---|---|---|---|
| 284 | Mobiles | 4,972 | 6.1 |
| 267 | Retail Broadband | 730 | 58 |
| 200 | Wholesale Broadband | 461 | 77 |
| 126 | Sensis (Adv & Directories) | 1,711 | 7.9 |
| 98 | Internet Direct & IP Solutions | 428 | 29 |
| 58 | Solutions Management | 989 | 6.2 |
| (82) | Specialised Data | 884 | (8.5) |
| (83) | ISDN | 807 | (9.3) |
| (540) | PSTN Voice | 7, 478 | (6.7) |

**Delivering on key strategy day revenue targets**

6

6
% Growth 6.1 58 77 7.9 29 6.2 (8.5) (9.3) (6.7) $m Actual 4,972 730 461 1,711 428 989 884 807 7, 478 Sales Drivers Drivers of Revenue Growth Mobiles Retail Broadband Wholesale Broadband Sensis (Adv & Directories) Internet Direct & IP Solutions Solutions Management Specialised Data ISDN PSTN Voice 284 267 200 126
98 58 Movement $m (82) (83)
(540) Delivering on key strategy day revenue targets

# Operating Expenses

Operating Expenses
14,000
13,750
13,500
13,250
13,000
12,750
12,500
12,250
12,000
11,750
11,500
$11,884m
$506m
$519m
$612m
13.8%
$13,521m
($114m)
($427m)
9.2%
$12,979m
Reported FY05
Labour
Goods & Services
Other
Underlying FY06
Current Year Transf. Costs
R & R Provision
Reported FY06

**Labour**
- Redundancy

**Other operating expenses**
- Consultancy
- Service contracts and agreements
- Project write-offs

7

7
Redundancy Increased sales revenue from marketing activity Handset subsidies Network payments Consultancy Service contracts and agreements Project write-offs
Labour • Cost of goods purchased • • • Other operating expenses • • •
9.2% $12,979m Reported FY06 ($427m) R & RProvision ($114m) Current YearTransf. Costs 13.8% $13,521m UnderlyingFY06
Operating Expenses $612m Other
Operating Expenses $519m Goods &Services
$506m Labour $11,884m ReportedFY05
14,000 13,750 13,500 13,250 13,000 12,750 12,500 12,250 12,000 11,750 11,500 Net transformation costs of $541 m incurred (excl. D&A)

# Depreciation & Amortisation

$4,087m
$3,529m
Accelerated Depreciation
$422m
$653m
Amortisation
$744m
Depreciation
$2,876m
$2,921m
FY05
FY06

| Accelerated depreciation and amortisation (D & A) | 2005/06 ($m) |
|---|---|
| Strategic review service life changes | |
| - Network related | 262 |
| - Software | 160 |
| Total accelerated D & A | 422 |

**Transformation review of asset service life increased D & A**

8

8
2005/06 ($m) 262 160 422
Network related Software Accelerated depreciation and amortisation (D & A) Strategic review service life changes — - Total accelerated D & A $4,087m $422m $744m $2,921m FY06
Accelerated Depreciation Amortisation Depreciation
Depreciation & Amortisation $3,529m $653m $2,876m FY05 D & A up by 3.9% (excludes accelerated depreciation) Amortisation driven by reduction in service life of general software following the strategic review Accelerated depreciation will continue in 06/07 between $300 to $350 million
• • • Transformation review of asset service life increased D & A

Telstra

# Cash Capital Expenditure

$4,255m[1]
20%
$3,539m[1]
+21%
-21%
$279m
$3,260m
$338m
International
$1,348m
Transformation
$2,569m
Business as usual
FY05
FY06

(1) Excludes investments

| Transformation Capex | 2005/06 ($ m) |
|---|---|
| Wireline | 634 |
| Wireless | 455 |
| OSS / BSS | 159 |
| Other (incl. network fixes) | 100 |
| Total Transformation Capex | 1,348 |

Focus on rollout 3G 850 and NGN

9

9
2005/06 ($ m) 634 455 159 100 1,348
Transformation Capex Wireline Wireless OSS / BSS Other (incl. network fixes) Total Transformation Capex No transformation capex in 1H06 Wireline and wireless driving transformation capex Domestic capex (excluding 3G and transformation) fell as focus on transformation Paid $315m to Hutchison for 3G infrastructure sharing, $112m paid in July 06
•• •• International Transformation Business as usual
[1] $4,255m $338m $1,348m $2,569m FY06
% [1] % % [0] [2] + 2 [1]
Cash Capital Expenditure [2] - (1) Excludes investments
[1]
$3,539m $279m $3,260m FY05 Focus on rollout 3G 850 and NGN

# International

## CSL New World

| HK$ | FY05 | FY06 | % Δ |
|---|---|---|---|
| Income | 4,308 | 4,831 | 12.1 |
| EBITDA | 1,272 | 1,390 | 9.3 |
| EBIT | 725 | 686 | (5.4) |

## TelstraClear

| NZ$ | FY05 | FY06 | % Δ |
|---|---|---|---|
| Income | 676 | 693 | 2.5 |
| EBITDA | 122 | 124 | 1.6 |
| EBIT | (19) | (20) | 5.3% |

**CSL & New World merger completed**

10

10
%2.5 1.6 5.3%
TelstraClear FY06 693 124 (20)
FY05 676 122 (19) business driven by retail competition
Net income up 2.5% Calling revenues declined due to price erosion and pricing plan reductions in internet and IP Strong growth in business sector Evaluating strategic options given regulatory environment
NZ$Income EBITDA EBIT • • • • 9.3%12.1 (5.4) International FY06 4,831 1,390 686
CSL New World FY05 4,308 1,272 725 CSL and New World merger completed on Leading mobile operator in Hong Kong HK$ Income EBITDA EBIT 31 March 2006 3 months NW results included Merger synergies starting to be realised Integration on track
• • • • • CSL & New World merger completed

# Cash Flow & Financial Parameters

Cash Flow
5,300
5,200
5,100
5,000
4,900
4,800
4, 700
4,600
4,500
4,400
4,300
4,200
$5,194m
($398m)
($246m)
- 12.4%
$4,550m
Reported FY05
Operating
Investing
Reported FY06

Financial Parameters

| | Target | Current Jun 06 |
|---|---|---|
| Debt Servicing | 1.7 – 2.1 | 1.4 |
| Gearing – net debt | 55% - 75% | 50.4% |
| Interest cover | >7 times | 10.2 |

**Well positioned on all target parameters**

11

11
Current Jun 06 1.4 50.4% 10.2 Target 2.1 75% 1.7 — 55% — >7 times
Financial Parameters fiscal 2005
Debt Servicing Gearing net debt Interest cover
—
12.4% FY06
- $4,550m Reported ($246m) Investing Cash Flow ($398m) Operating
$5,194m ReportedFY05 Lower profits in the year following inclusion of transformation costs Higher tax paid to tax office due to low tax installment rate in Cash Flow & Financial Parameters Operating cash flow decreased by 4.4% impacted by: • • Investing cash flow increased as we execute on transformation
5,300 5,200 5,100 5,000 4,900 4,800 4, 700 4,600 4,500 4,400 4,300 4,200 • • Well positioned on all target parameters

Telstra

# Telstra's Transformation is on track and gaining Momentum...

| | | | On Track |
|---|---|---|---|
| Wireless | Deployment of 3G 850 Mhz Network | ▪ 98% population coverage<br>▪ Better in-building coverage<br>▪ Average network data speeds of 500kps.1.1Mbps at launch, increasing to 14Mbps in 2007 | ✓ |
| Wireline | Deployment of IP/MPLS Core, Multiservice Edge and IP-DSLAMs | ▪ Reduced network complexity<br>▪ Far greater capacity and speed<br>▪ Reduced operating costs | ✓ |
| Market Based Mgmt | Superior understanding of customer needs to realign marketing and channel organisations | ▪ Reduced time to market<br>▪ Focused and effective go-to-market | ✓ |
| IT Systems | Transform capability to deliver cost effective processes | ▪ Reduced cost of ownership | ✓ |

**... to deliver superior operating leverage moving forward**

12

12
On Track 9 9 9 9
98% population coverage Better in-building coverage Average network data speedsof 500kps.1.1Mbps at launch, increasing to 14Mbps in 2007 Reduced network complexity Far greater capacity and speed Reduced operating costs Reduced time to market Focused and effectivego-to-market Reduced cost of ownership
Telstra’s Transformation is on trackand gaining Momentum... a key step in the Transformation
Deployment of 3G 850 Mhz Network Deployment of IP/MPLS Core, Multiservice Edge and IP-DSLAMs Superior understanding of customer needs to realign marketing and channel organisations Transform capability to deliver cost effective processes
Wireless Wireline Market Based Mgmt IT Systems Telstra $50m Integration Lab opened August 2006 — to deliver superior operating leverage moving forward ...

# Driving Long Term Shareholder Value

## Competitive advantage

- Scale
  - Leading Telco market share
- Most complete set of assets
  - Fixed, Mobile, Broadband, Sensis, Foxtel

## Cost out opportunity

- One factory approach
- Platform rationalisation/Reduce IT complexity
- Headcount reduction 10,000 – 12,000 to FY10

Driving convergence, innovation and cost take-out

13

13
oFixed, Mobile, Broadband, Sensis, Foxtel IT complexity 12,000 to FY10 Scale oLeading Telco market share Most complete set of assets One factory approach Platform rationalisation/Reduce Headcount reduction 10,000 —
Driving Long Term Shareholder Value Competitive advantage • • Cost out opportunity • • • Driving convergence, innovation and cost take-out

Telstra

# Driving Long Term Shareholder Value

BIGPOND®

3G Mobile
ADSL Broadband
BigPond
SPORT
MOVIES
MUSIC
GAMES
Wireless Broadband
Cable
Broadband Cable
EXTREME

**Competing, differentiating, winning on value**

14

14
ADSL Broadband Cable
BigPond
Driving Long Term Shareholder Value 3G Mobile Wireless Broadband
New product offerings via cable and wireless HSDPA national wireless broadband rollout Superior brand and operational metrics Integrated content delivering differentiated value based offers
· • • • Competing, differentiating, winning on value

# Driving Long Term Shareholder Value

Online Usage Unique Browsers*
Based on June quarter average monthly usage
7.41m
+26.5%
5.86m
FY05
FY06

Yellow Pages ® OnLine Revenue Growth
Usage, customers, revenue, yields and margins all up.
A$ million
140
120
100
80
60
40
20
0
2002
2003
2004
2005
2006

**Leading online and emerging growth**

15

* 2006 15
7.41m FY06 2005
+26.5% OnLine Revenue Growth 2004
Online Usage Unique Browsers Based on June quarter average monthly usage 5.86m FY05 Usage, customers, revenue,yields and margins all up. 2003
Yellow Pages ® 2002 *Source Nielsen//NetRatings Site Census April to June 2006 v 2005
140 120 100 80 60 40 20 0 A$ million
Driving Long Term Shareholder Value Revenue +6.9%
Continued growth in revenue and earnings FY06 — (2H +9%). EBITDA up 10.2% World class core directories business Yellow Pages OnLine largest contributor to revenue growth Online growth exceeds print for first time Strong emerging business growth Access to Telstra’s unparalleled distribution
· • • • • • • Leading online and emerging growth

16
growth strategy Recent Developments SouFun acquired for A$342m (US$254m) SouFun is China’s leading real estate and home furnishing Internet growing net revenue near triple digit business. High performance business: Cash flow and earnings positive, while New geographic markets key to realising Sensis’ Australian Administration Services sold for A$215 million, and A$35.5 cash extracted Profit realised: Approximately A$56 million
Acquisition of 51 per cent of SouFun in China • • • • Divestment of Non core asset • · Transactions aligned with Telstra’s strategy

17
Recent Developments ULL relates to the price paid to Telstra by competitors for decision wholesale access to Telstra’s copper network Interim Determination issued by ACCC for ULL price of $17.70 per month Telstra intends to appeal ACCC rejection of Telstra’s proposed price
Regulatory issues: ULL and Appeal of ACCC decision • • • Telstra to appeal Regulators’

# FY 2007 Current Guidance

| | Guidance on Reported Numbers | Underlying Business Performance |
|---|---|---|
| Revenue | Growth of 1.5% to 2% | Growth of 1.5% to 2% |
| Depreciation & Amortisation | D & A similar to FY06 incl accelerated D & A of $300m to $350m | D & A similar to FY06 before accelerated depreciation |
| EBIT | Growth in range of +2% to +4% | Minus 2% to Minus 4% |
| Cash operating capex | Range $5.4bn to $5.7bn due to transformation | |
| Dividend | • *Fiscal 2007:* Current intention is 28 cents per share based on assumptions | |

18

18
Underlying Business Performance Growth of 1.5% to 2% D & A similar to FY06 before accelerated depreciation Minus 2% to Minus 4%
Current intention is 28 cents
Guidance on Reported Numbers Growth of 1.5% to 2% D & A similar to FY06 incl accelerated D & A of $300m to $350m Growth in range of +2% to +4% Range $5.4bn to $5.7bn due to transformation Fiscal 2007:
FY 2007 Current Guidance •per share based on assumptions
Revenue Depreciation &Amortisation EBIT Cash operating capex Dividend
FY07 guidance based on assumptions, including Band 2 $17.70 ULL price, no FTTN and largest transformation spendyear

# FY 2007 Factors Impacting Half Year Performance

| | |
|---|---|
| Revenue | • Recognition of Melbourne Yellow Pages delayed to 2H07<br>• New World revenues to be included for full 12 months |
| Operating Costs | • 1H07 to incur significant transformation expenses<br>• No transformation costs 1H06<br>• New World costs to be included for full 12 months |
| Depreciation & Amortisation | • 1H07 Accelerated D & A in range $150m to $175m<br>• 1H06 No accelerated D & A incurred |
| EBIT | • 1H07 decline in range of -17% to -20%<br>• 2H07 to more than offset 1H07 decline |

19

19
Recognition of Melbourne Yellow Pages delayed to 2H07 New World revenues to be included for full 12 months 1H07 to incur significant transformation expenses No transformation costs 1H06New World costs to be included for full 12 months 1H07 Accelerated D & A in range $150m to $175m 1H06 No accelerated D & A incurred 1H07 decline in range of -17% to -20% 2H07 to more than offset 1H07 decline
Year Performance • • • •• • • • •
FY 2007 Factors Impacting Half Revenue Operating Costs Depreciation &Amortisation EBIT 1H07 EBIT decline to be compensated in 2H07

Questions?

15 September 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript of presentation by John Stanhope, CFO of Telstra, at CLSA Conference
In accordance with the listing rules, I attach a transcript of a presentation by John Stanhope, CFO of Telstra, at CLSA Conference, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

AUDIO TRANSCRIPTION OF
PRESENTATION OF JOHN STANHOPE
CFO OF TELSTRA
AT CLSA CONFERENCE
     MC: We can start. Our current presentation is with Telstra, and we are very happy to have John Stanhope here, the CFO of the company, and also David Anderson, the head of IR for Telstra. The company has a lot of big plans over the next half year or so, and I’ll let John tell you all about it.
     MR STANHOPE: Thank you very much, Frances, and good afternoon ladies and gentlemen. It’s a real pleasure to be here. I flew in at 6:30 this morning so if my eyelids start to drop you’ll understand why.
     I am going to start off with a summary of the financial results for the year just gone and then I’ll talk more generally about Telstra’s strategy going forward because, as those of you who have followed Telstra, we are in the middle of a significant transformation of the company. I guess it’s the transformation we have to have. It’s a transformation that we’ve been talking about for some time, but with the arrival of the new CEO and his access to some very good people from his previous experiences has made this transformation come to life. And so I will touch on the transformation programme being rolled out over the next three to five years.
     Before I start, we have the normal disclaimer, and given that there are a number of forward-looking statements in this presentation, it’s important that you just note that.
     I’d like to start by giving you an overview of the highlights of the financial year that has just concluded. Our underlying earnings were at the better end of our expectations, down 6.9% to $6.5 billion, which reflects the tough steps that we have taken at Telstra.
     I guess on a more positive note, sales revenue was above our guidance range at 2.7% for the full year. In particular, the second half accelerated to a 3.9% growth, more than double the growth rate in the first half of 1.5%.
     We are tackling the decline of PSTN head on. And, as you know, PSTN was down 7.6% in the first half of the year. The second half decline slowed to 5.8%, and we did this by integrating services, initiating customer winback programmes, and the introduction for the first time of value based subscription plans.
     What we call the “new wave” revenues, that is the revenues that have come from new platforms and products on our new networks, so 3G, broadband, online, for example, Sensis business, they grew by 46% to be now $2.7 billion and now account for 13% of the total sales revenue. And just as a reference point, at the end of the financial year PSTN was about 32% of our total revenue.

     We’ve reduced our work force by 3,800 full-time equivalents, that’s excluding of course the people that came into the business that resulted from the merger of CSL with New World here in Hong Kong. This means that we are ahead of our target run rate for head count reduction. And because most of the headcount reduction (2,800 of the 3,800) occurred in the second half of the year, the benefits will really be seen more in fiscal 06/07, and there will be the introduction in the form of an accelerated exit rate. And of course we are funding the transformation with some of these savings.
     We’ve also taken out a large amount of costs to enable us to improve our ability to fund the transformation programme. We’ve achieved $157 million of opex savings through better handset sourcing, through our relationship now with Brightstar, staff reductions, and the improved efficiencies in addressing and serving our customer needs, particularly in the field work force.
     We’ve saved over $500 million in capex, stopping a lot of projects, over 800 projects that didn’t align with our strategy, and we toughened our approach with procurement negotiations. Much has been written about our procurement, but let me assure you it’s still a very competitive process, but we are just playing the game a lot harder.
     Thanks to market-based management, which is a plank in our transformation, we are now systematically targeting what we call “high calorie” growth. Now this has led to a strong second half performance in mobiles, broadband, IP solutions, and our Sensis business.
     For example, in mobiles, 3G subscribers were up 297,000 in the second half, 255,000 of those occurred in the last quarter. So we have been quite aggressive on the 3G front. The 3G we believe is the future with high speed data access on those 3G networks. We’ve added another 100,000 customers in 3G since June. We are seeing that 3G ARPU is $20 higher then 2G post paid ARPU, and we believe that within one year we will be the market leader in 3G, and remember that we sort of started 18 months behind our competitor 3, or Hutchinson.
     In broadband we’ve increased market share by 1% in the second half and 3% (this is retail broadband) and 3% for the year to 44% market share of retail broadband customers in Australia. We’ve been adding retail customers at the rate of 3 to 1 versus our nearest competitor. Broadband churn at the same time is at 1.3% per month and we believe that represents global best practice.
     In the enterprise market , the corporate customer end of the market, we have delivered strong growth in integrated IP offerings with improvement in margins, and we are now leading the IP migration in the industry.
     Sensis, our information, search, and interactive applications and services business, delivered a strong 6.9% revenue growth and a 10% EBITDA growth in the fiscal year ‘06 . Yellow pages online is now the largest contributor to revenue growth in dollars terms at Sensis.
     So the result really is a story of two halves: The first half was characterised by modest revenue growth of 1.5%; and in the second half sales revenue growth grew by 3.9%. So more than doubling the first half revenue growth despite the significant focus on executing our transformation. So we are keeping an eye on the underlying business as we do this major transformation.
     Sales revenue grew by 2.7% to $22.8 billion, and when you exclude the $66 million that came into the books if you like, related to the three months revenue from the newly merged New World part of the CSI group, sales revenue growth was 2.4%.
     EBITDA and EBIT declined by 8.5% and 20.7%, respectively, as the transformation costs took effect in the second half. And it’s important to add here that two things impacted the bottom line of the company. As we brought forward costs in terms of redundancy and restructuring, that was $427 million, and the acceleration of depreciation, which was $422 million, you will see about $850 million of costs have been brought forward into the ’06 year as we prepare properly for the transformation.
     The net profit after tax decreased by 26% to $3.2 billion. Free cash flow remains strong at $4.6 billion, despite the significant increased spend in the second half on our transformation in terms of capital expenditure.
     The transformation began in full swing in the second half with more than $2.3 billion capex and opex and operational expenses invested over the six months. I just want to make clear as we are looking at the financials, and you’ve got them in the presentation packs, that we have during the financial year the first full financial year were we’ve reported under IFRS, or the Australian equivalent of IFRS, but the full year or the fiscal year, I should say ’05, comparatives have been restated. So you are looking at like-for-like, so there’s no accounting anomalies or things that you should look for there.
     Okay. Now let me just turn to the EBIT and Restructuring and Redundancy Provisions.
     Let me explain. As we move from the left-hand side of the screen “reported EBIT” across to the “underlying” position, because it’s important to understand. It’s important to get to the underlying position because that the performance, the true performance of the business before all these “overlays”, if you like, come into effect. Reported EBIT for the full year was $5.5 billion and, as I said, that was a decline of 20.7%.
     From the reported result we add back the restructuring and redundancy provision (that’s the first orange box on the left there) to derive an EBIT position pre-restructuring and redundancy provision, and there you have a decline of -14.6% to $5.9 billion .
     We then remove the net current year transformation costs of $535 million, so these are costs that would normally be incurred in your business and they are made up of some savings from the benefits now programme, which is part of the transformation. The current year redundancy costs above what we usually have. I mean we often — we usually have in a year some redundancy costs, but those that have been driven by the transformation: Accelerated depreciation and amortisation, which I mentioned before at $422 million, and transformation programme opex costs, so those costs that are expense related to the capital programme.
     So after those adjustments we arrive at our earnings or EBIT from our underlying operations of $6.5 billion, which represents a decline of 6.9%. You can’t continue to have those sorts of declines in your earnings and that’s why we are on a transformation.
     You will recall that our guidance for the underlying business for the year was between -7% and -10%, so you can see that we are on the better side of that guidance as the result is the result of the full year fiscal ’06.
     The restructuring and redundancy provision raised to $427 million represents $186 million of redundancy, so recovering about 2,600 staff being made redundant over the next one to two years, and $241 million covering mainly the CDMA migrations. So as we roll out our 3G 850 megahertz network we will be closing the CDMA network, and so there is some migration restructuring costs in there. Penalties associated with exiting some leases, and of course the costs of decommissioning many of our systems.
     So let’s take a look at the sales drivers. Broadband, Sensis, and mobiles continued strong growth in the fiscal year. In relation to mobiles, revenue grew by 6.1% to just under $5 billion for the year, including terminating revenues, wholesale revenues and data revenues.
     Mobile handset revenue growth was 23% to $467 million, with the second half growth driven by our aggressive approach to 3G, as I mentioned earlier.
     Mobile services in operation were up 3.2% or 261,000 to 8.5 million mobile customers, and data was the driver of mobile services revenue which was up 26%, so the data part of the ARPU.
     I’ll cover Broadband and Sensis in more detail later.
     In relation to the other areas, the revenue highlights, or lowlights if you like in terms of PSTN. PSTN revenues in the fiscal year ’06 fell 6.7% for the whole year as the migration continues away from the use of fixed line phones to mobiles and of course to broadband, that continues.
     Internet Direct and IP solutions revenue was up 29%. It’s driven by the increased use of IP services by our business customers, a trend that we believe will continue.
     Wholesale broadband revenue was up 77%. That was driven by strong customer growth of 61%.
     So lastly, other people buying wholesale DSL services. There was only 120,000 ULL lines in that wholesale growth.

     Solutions management revenue, this is sort of management services type of function, increased 6.2%, mainly driven by some significant contract wins that our KAZ business achieved.
     And our pay TV revenues continue to grow. We use pay TV, it has very low margin. We use those pay TV in our bundle so we’ve got a quadruple bundle.
     So let me move to Operating Expenses. Operating expenses increased by 14% to $13.5 billion, and of course that has everything in it including restructuring and so on. Excluding transformation, operating expenses increased by 9.1% to around $13 billion. The key points are:
     Labour expense rose 13% to $4.4 billion in the year and only 1.7% when you exclude the redundancy expense. So in the year that has just passed redundancy is certainly been a major part of that labour expense growth, and not surprising when we reduce staff by 3,800.
     Redundancy, pay rises, and increases associated with the controlled entities has pushed labour expenses up, of course partially offset by the reduction in staff number. But as I say, we’ll see more of the flow through effect into the 06/07 year.
     Good and services purchased increased 12.3% to $4.7 billion. There were small increases across most categories, but the biggest drivers of cost growth in this area were: Costs of goods sold, was up 26.3% driven by mobiles, and a strong mobile marketing campaign towards the end of the year, as I referenced earlier; and of course BigPond, the growth in BigPond broadband demand. Handset subsidies were up 18.9% following the increased marketing activity around 3G, and CSL New World in Hong Kong here launched an aggressive handset offer also.
     Other expenses increased 16% to $4.4 billion and excluding the transformation related costs other expenses increased around 12% to $4.3 billion. The key components of the other expenses were: Service contracts were up 18% driven by the transformation programmes. It’s probably important to explain that a lot of this transformation is being done on a turnkey basis so that when we engage people like Accenture, Alcatel, Ericsson, etc. where there are expensed items as distinct from capital items they go into this category called service contracts, but they —it’s about as variable as in the costs of the transformation.
     Marketing costs were up 7.9% and that’s because we have become more aggressive in the market with our marketing.
     Let me just talk about depreciation and amortisation a bit. As expected, our depreciation and amortisation grew. It grew by 16% to just over $4 billion, but as I alluded to earlier it does include the $422 million of accelerated depreciation because we are taking CDMA and other things out of our network a lot faster as we do this transformation.
     Excluding the accelerated depreciation then and the accelerated amortisation, the depreciation and amortisation increased 3.9% and that’s an increase that is consistent with the growth in our asset base over the past few years and of course the inclusion of New World’s assets into our asset base.

     So we’ll talk about cash capital expenditure. Total cash capital expenditure increased 4.2% to $4.3 billion. That was within our revised guidance range of between 4.1. to 4.4. You will recall we revised that down to that level and we were within that range. Excluding acquisitions, capex increased 20% to $4.25 billion as we execute the transformation.
     Domestically we spent $1.35 billion on transformation in the second half, including $634 million on building the new core IP network and the next generation Ethernet transmission network which will support high speed broadband.
     $455 million spent on building the 3G 850 wireless network which at June was about 60% complete.
     $159 million, and this was just the start, on our operating support system and business support system transformation, and it was aimed in the first instance at customer care and billing solutions.
     Total domestic capex spend on existing networks was about $2.6 billion, so it sort of the maintenance capex level was about $2.6 billion. We expect that to drop down this year and transformation to go up. I’ll talk about that a little more in the guidance.
     Internationally, we completed the merger, as I said earlier, between CSL and New World PCS on the 31st of March. New World has been consolidated into our group numbers since the 1st of April, so the last quarter of the fiscal year. The merged entity grew revenue at 12%, of which 8.7% of that was due to New World. And CSL’s revenue growth was driven by rising data revenues, both local and international, and international voice and prepaid revenues.
     EBIT was down 5.4% to HK$686 million. That was driven by the inclusion of the merger costs and increased subsidies as part of the increased promotional activities that I was talking about earlier. And there were some higher offshore out payments associated with higher international voice revenues.
     Telstra Clear, on the right-hand side of the slide, which is our business in New Zealand, reported an increase of 2.5%, on the top line, the revenue line, to NZ$693 million. And the increase is attributable to stronger revenues in the consumer space, having more products and services to offer, and the full year inclusion of Sytec. Sytec being a small ICT company that we acquired in the prior year.
     I’ll cover the recent acquisition of SouFun in China shortly.
     So, Cash flow and financial parameters. Free cash flow declined 12.4% to $4.55 billion due to the lower earnings of course, higher tax paid due to an instalment rate adjustment by the tax office, higher capital expenditure that was incurred in the year due to the transformation, and we had lower asset sales occur in the year also.

     With regard to our financial parameters on the right-hand side of that slide, we are very comfortably sitting below all those measures and we will see in the fiscal 06/07 that we will start to touch, go into those areas, our target areas, as we spend in 06/07, which is our largest spend year on the transformation programme, which leads me to a discussion on where we are with Telstra’s transformation. It is on track and it is gaining momentum.
     With regard to the deployment of our wireless 3G 850 high speed data packet access network, the radio installation is 75% complete, with transmission build 80% complete. And operating in the 850 megahertz band will allow our network to provide superior depth of coverage. This is all about Telstra developing a wireless competitive advantage, being able to differentiate. We have the only 850 megahertz, we are licensed or we have the only 850 — sorry, there are two small little bits in Melbourne and Sydney, but we have the only national 850 megahertz spectrum and it does provide us with greater breadth so we will have the only 3G network that is national, so 98% coverage of the population and we will have, because it is at the lower end of the spectrum band, better in depth or in-building coverage.
     HSDPA is now endorsed globally as the standard for high speed data access on wireless and peak speeds at launch will attain about 3.6 Mbps increasing to 1.44 Mbps by mid ’07. Now these are peak speeds and of course the average speeds are lower but they are very high wireless data speeds.
     Our wireline programme is in full swing and we are on the way to increase capacity, scalability, and reliability, and reduced costs. We are going to do this by having a single IP/MPLS core and 60% of the sites are completed.
     So, what does all that mean? It means that we are going to get rid of a lot of other platforms we’ve got, like intelligent network platform, special services network platform, digital data network platform, and all of our services will sit on the single IP core. It’ll have a multi-services edge capability that will be deployed at four main sites, and IP-DSLAM deployment is well underway.
     Our market-based management programme, which is part of our transformation as well. The company is transforming its way of going on the market and going to our customer base, understanding our customer base. It’s well-advanced and is already spurring growth in the high calibre revenues. And the $20 improvement that we’re seeing in 3G ARPUs versus 2G ARPUs has a lot to do with our approach to the market and marketing that service.
     Our IT transformation is on track. We have selected fewer first class vendors and packages to minimise customisation and reduce the total costs of ownership of IT, but it’s also about reducing the number of systems that people at the front of house and the field force have to cope with to do their jobs.
     Our analysis shows that with our selected platforms over 85% of required capabilities can be met “out of the box”, so we are resisting modification. And we think best practice of doing this is about 65%. So that is our aim. We think we can do that.

     We will deliver in the next wave of headcount reduction by reducing the complexity and improving productivity, and this will translate into an annuity stream of cost savings in hundreds of millions of dollars.
     In August we opened Telstra’s new $50 million state-of-the-art integration laboratory. It’s a significant milestone in Telstra’s transformation to a next generation network. The laboratory itself is set up as a mini-next generation network and will deliver next generation services across five capital cities to 5.3 million of our customers over the next five years. And this is where we have our two soft switches working in a laboratory prior to us rolling soft switches out into the network.
     Going forward the momentum will continue. The fiscal ’07 capex spend will be the largest investment effort in infrastructure in Telstra’s history, and will include the completion of the initial footprint of the 3G 850 megahertz wireless network roll-out. It will see us continue the wireline transformation, and expenditure aimed at further reducing single points of network failure, of which we do have some and cannot afford to and that is about reliability, as well of course the platform rationalisation that I spoke about.
     Driving Long-term Shareholder Value. We’ve got to go and we are going through a couple of years of — I guess our CEO has characterised it as tough medicine. It is, and it’s a very large transformation programme that I’ve outlined.
     In terms of strategy, we really are in a unique position to deliver on the transformation because we’ve got the scale, the scope, and now we have the talent.
     The suite of assets owned by this company is really unmatched anywhere in the global Telco sector. We still have our wireless and directories businesses intact; some don’t. We are the leading player in broadband, and have a 50% share of the main pay TV operator in Australia, Foxtel, which recorded its first operating profit and has in excess of one million digital customers.
     Telstra, therefore, is very well positioned to take advantage of the convergence opportunities and as customers require integrated solutions we will be able to provide them.
     The value creation opportunity from convergence stems from — will give us higher ARPUs and lower churn. For example, in our consumer business we are currently observing up to a 350% uplift in ARPU and a 4-fold reduction in churn as customers take more than one product and up to four products, including mobiles, their fixed line, internet, and pay TV.
     The opportunities are exciting, but tempered by current complexity and duplication. Our “one factory” approach, IT, the network, all the rational aspects of the company have been put into one factory under the Chief Operating Officer. That approach together with IT transformation will deliver an annuity stream of costs savings as we simultaneously reduce complexity and the duplication, and improve service levels.

     Let me just talk a little more about two of our main growth drivers: BigPond, our broadband retail ISP, or really it’s more than an ISP, it’s a portal; and Sensis that are behind our convergence strategy and our integrated services strategy.
     So, BigPond first. The increasing strength of the BigPond brand, the success of our marketing and differentiation, is providing real value for our customers. In fiscal year ’06 retail broadband revenue grew 58% to $730 million, and the retail broadband customers base grew by 72%, or over 600,000 to 1.5 million customers. This occurred as we continued to migrate narrow band customers to broadband, reduced churn to 1.3%, and increased market share to 44%, an overall increase of 3% for the year.
     And we continue to lead the way in broadband with BigPond introducing two new access products during the year: BigPond Wireless Broadband delivering Australia’s widest wireless broadband coverage; and Cable Extreme. Because remember, we also are a cable company. We have an HFC cable and Cable Extreme provides customers with speeds of up to 17 Mbps on our HFC network.
     Integrated delivery of content and value added services is a significant differentiator for BigPond. Innovation has been a feature at BigPond with the launch of the first online movies and game services. New online content channels launched include BigPond TV and showcasing the range and depth of BigPond on-demand and live content.
     Integration and innovation will be a continual focus in fiscal year 07 with the launch of the HSDPA network. In terms of BigPond it’s not about the land grab for access, it is very much also about applications and content and driving ARPU up from the unique applications and content that we can deliver.
     So let me talk about Sensis now, the other part of our growth story or one of the other parts. Sensis is our advertising, transaction, and directories business. It grew revenue by 6.9% to $1.8 billion.
     Yellow Pages revenue grew by 5.8% to $1.2 billion with print revenues still growing. They grew by 2% to just over $1 billion, while Yellow Pages online revenue grew 54% to $124 million.
     The White Pages revenue is still growing, grew by 12% to $302 million. The underlying EBIT of the Sensis business grew by 10.2% when you exclude some transformational D&A (that’s depreciation and amortisation) because we have actually accelerated there as well, the take out of their old system. So inside Sensis we are modernising or upgrading their core suite of systems. So the reported EBIT was up 7.7%.
     The search industry is helping us, not hurting us, with over 2 million customers a month using search to find our content. Increased usage is driving yields and margins up. As a result, Yellow Pages online margins are now close to print and is now the largest dollar contributor to revenue growth in the Sensis portfolio.

     Sensis continues to innovate with recent initiatives including the world’s first location aware search engine, Sensis mobile, and Australia’s first SMS search service and mobile satellite navigation service.
     And Sensis is not just a directories business. We have a suite of high growth emerging business which delivered 19% revenue growth in the year and revenues in excess of $200 million.
     Sensis has the capabilities that matter in local search: Trusted iconic brands that are synonymous with local search, deep content, mainstream sales, and customer relationships, large user base of buyers, and multi-channel capabilities and integration within Telstra.
     I’ve been asked a question throughout the day, you know, why isn’t Google a threat? Well, Google is a threat of course, but the statistics tell us that about 15% of people who go into Google buy (say purchase), 60% who go into Sensis buy. So, if you are an advertiser where would you prefer to put your advertising? With respect, a local search.
     So, some recent developments I mentioned that I would touch on a little later. So let me move on to the recent developments.
     Telstra announced two transactions on the 31st of August that were aligned to our growth strategy that we announced back on the 15th of November 2005. The net cash outflow for the two transactions was $91.5 million, so we did those two transactions at the same time.
     We purchased a 51% shareholding of SouFun Holdings Limited. It is China’s leading real estate and home furnishing website. Telstra has made this acquisition at a very good price, a total cash consideration of A$342 million.
     SouFun will be cash flow positive from day one and is already profitable. In the 2007 financial year it is expected to contribute net revenue and EBITDA of A$52 million and A$18 million, respectively. It is expected to — SouFun is a high performance business, has been growing net revenue at near triple digits, and is in the top 100 most visited websites in the world.
     SouFun gives us an opportunity to play a part in the rapidly growing Chinese online advertising market through an internationally experienced and high performing and well-respected local management team lead by the CEO Vincent Mo.
     The acquisition is consistent with our commitment to our growth strategy for Sensis as one of Telstra’s core growth platforms for the future.
     We also announced that we sold the superannuation administration business called Australia Administration Services for A$215 million. In addition, at the same time we took out of that business A$35.5 million cash that was surplus prior to the settlement. Telstra will recognise a profit on the sale of that superannuation administration business of around A$56 million.

     This business was sold since it was not strategic to us and it has a risk profile that really is outside the standard risk exposure that we want in the Telstra business. It was a part of KAZ when we purchased KAZ. KAZ is not for sale. It’s still a valuable asset to us and it continues to be a crucial part of Telstra’s ICT strategy and service delivery, particularly in the enterprise or corporate market.
     So, just a few other regulatory or recent developments, particularly the regulatory area. Regulation is central, of course, to Telstra’s business. It does affect shareholder value, can affect it adversely by increasing Telstra’s costs or reducing the opportunity for Telstra to earn revenue and grow.
     One of the most important current regulatory issues is unbundled local loop or known as ULL. ULL pricing refers to the de-average national price for wholesale access to its copper network by our competitors.
     The ACCC has issued interim determinations at $17.70 per month in Band 2 for unbundled local loop access. Final determinations are yet to be made by the ACCC and the actual pricing and the timing is up to the ACCC.
     The regulator’s decision confirms the reduction in wholesale prices paid by competitors serving consumers in urban areas. However, the ACCC’s decision is inconsistent with the government’s policy of national uniform retail prices and destroys value for Telstra’s shareholders. The decision defied logic and ignored Telstra’s real costs and its real and significant annual investments.
     Therefore, while Telstra is committed to vigorous competition in the marketplace, it will appeal the ACCC’s decision on Telstra’s proposed ULL pricing to the Australian Competition Tribunal.
     And you may have seen yesterday there was another decision by the regulator concerning originating and terminating access prices and local call service prices, where it rejected our position where we said access should go up and calls should come down. They flipped it around to access should come down and call should go up, which also defies logic in our mind with respect to where costs are rising and where costs are decreasing. And of course we are looking at that decision now, but are likely to appeal that also.
     Let me move on to the current guidance that we’ve given. This is guidance that has been adjusted because of the unbundled local loop decision by the regulator.
     In developing the guidance for fiscal ’07 we’ve made the following assumptions: There is no FTTN in our plan, so no fibre to the node; ULL pricing in Band 2 is $17.70, it applies for all wholesale customers for the remainder of the financial ’07 year; it is the largest year for transformation spend, capex and opex with the company, and I’ve told you it is; and that no additional provision will be raised for restructuring or redundancy in the 06/07 fiscal year.

     The guidance is also based on reported numbers, so the numbers that come out in the statutory accounts. We expect revenue growth of 1.5% to 2%. Depreciation and amortisation will continue at levels in line with the 05/06 year. EBIT will grow in the range of 2 to 4%. We expect our underlying EBIT, so when you factor out the transformation costs and so on as I described earlier are on a slide, we expect our EBIT to be in a range of -2% to -4% when compared with the ’06 underlying EBIT of $6.5 billion shown on the slide.
     Our cash operating capital expenditure will significantly increase from last year to between $5.4 billion and $5.7 billion. Fiscal ’07 will represent the peak of the capex spend for transformation.
     It is the current intention of the Board to declare ordinary dividends of 28 cents per share for the fiscal ’07 year. This assumes Telstra continues to be successful in its implementation of its transformation strategy and there are no further material adverse regulatory outcomes during the course of fiscal 2007.
     The level of future dividends beyond 2007 will be subject to regulatory outcomes and other normal Board considerations.
     I just want to bring something to your attention which I did on our announcement day. I think it’s important. Because of the unusual nature of our spend profile in 05/06 and when we actually took the accelerated depreciation into the books, and when we took the provision for redundancy and restructuring into the books, we are going to have an unusual half year.
     The following factors, and they are on the screen, will affect the half on half performance in this fiscal year.
     There will be a delay in the revenue recognition of the Melbourne Yellow Pages book until January 2007. The revenue recognition policy with respect to directories books, the yellow pages, is when it is at least 60% distributed to the market.
     New World consolidation for the full 12 months will obviously be in the result.
     Transformation costs in first half ’07 compared to none in the first half of ’06 will impact the outcome; and no accelerated depreciation amortisation occurred in the first half of ’06, it all occurred in the second half, so it will have an impact as well.
     So, what does all that mean? The impact of all these results will cause a significant reduction in our first half ’07 EBIT in the range of -17% to -20%.
     Now, we’ve given guidance for the full year. The reason I am doing this is to make sure when we get to the interim result or the half year result in February everybody doesn’t say, “Gees, you know, the wheels have fallen off here.” So we just want — I just wanted you to understand that that’s how the year will unfold.

     Finally, I just want to note for you that on the 6th of October, Friday, 6th of October, in Australia, there will be an Investor Day. The reason for that activity is to again bring the market up to date with where we are with our transformation programme. It is very important. We are very mindful when we are in such a large transformation programme to continue to bring the market and investors up to date with what we are doing.
     Thank you very much for your attendance. Thank you for listening to the Telstra story. I’ll just take a seat over here and we’ll take some questions.
     MC: Okay, We’re running a bit short on time. I only have time for one question, or two questions. Please.
     MR STANHOPE: Yes.
     QUESTION: You talk about new management versus old management, what’s the difference?
     MR STANHOPE: I’m old. What’s the difference? That’s a very good question. As I said we — the old management recognised transformation was necessary for the company. We couldn’t stay on a path of what I call “the death of a thousand cuts”, but quite frankly we didn’t have the management talent to pull it off. And what I’ve noticed, and in January I will be there forty years, what I’ve noticed in the company, you know, Sol has done this sort of thing before, but what he was able to do because of his Telco experience in the U.S., in Europe, was able to and has done go and say, you know, handpick people to come and do this. So you know we’ve got Greg Winn, the COO, that he’s known for a number of years, and he’s just a “hard ass”, pardon the language, Chief Operation Officer, but below that he’s got very good engineering skills he brought in. We’ve got a guy called John Gonner, he’s probably the world’s leading wireless engineer. That’s what’s different. They are people who will be able to and are demonstrating they can deliver on this transformation. We’ve attracted, you know, Fiona Balfour from Qantas, a CIO that’s also done transformations, did a transformation in Qantas. We’ve got a guy called Tom Lamming whose done major IT transformations when he worked for Accenture, and so on. So that’s the difference between , and I hasten to add the old management complement the new management. I’m biased of course, but I really think the combination of the two will get us there. We’ve got to get there anyway. There was no choice really but to do this transformation. Yes, you can argue about the speed and execution risks and so on. I would say to you the execution risk is made smaller by Sol’s ability, the new CEO’s ability to attract this talent.
     QUESTION: Alright. Sorry, two quick questions. First of all, based on the information that’s come out so far, what if the government does sort of sell off its stakes, etc, will they leave some takeover protection in place? And, secondly, can you tell me when in the financial year does management share options get priced?
     MR STANHOPE: Firstly, when the government sells — I mean there is already take over provisions in the Corporations Law in Australia. There is a 20% takeover provision. Also, there is still on foot the foreign investment limitations, so 5% individual holding, no more than 35% foreign ownership. So, those conditions are still part of the sale.
     The assessment of the share prices — 30th of June, the end of the fiscal year.
     MC: Okay, we’re out of time.
     QUESTION: Sorry, just one more.
     MR STANHOPE: You can’t see behind there.
     MC: Okay.
     QUESTION: Thanks. Just two quick questions. Talking about under your recent development slide, slide 17 where you talk about the ACCC decision, what’s the government’s overall view? Is there any update on what the government is saying about consumer tariffs, you know just tariffs to consumers? And appeal, what’s the basis for your appeal?
     MR STANHOPE: Okay. The government hasn’t changed their communications policy with respect to consumers having average retail pricing. So, retail price parity means average retail prices. So if you live out in the bush in Australia you get charged the same amount for basic access service as you do in urban Australia. So that government policy objective is still on foot. And one of the issues that we argue about is that it ought to be symmetrical, that wholesale prices therefore should also be averaged. And one of the debates and one of the things that will be part of our appeal will be it is unconscionable to have that sort of policy for retail and not have averaged prices for wholesale. That’s one part of the appeal.
     The other part of the appeal is that we just do not agree with the costs calculation. Now one of the things when regulators apply long running incremental costs, economic models, you know, it relies on what is the replacement technology, what is the technology of the future to ascertain the costs. And so, there will always likely be a debate around costs, but we will simply point out that, you know, when you are talking about the last mile, the copper access, copper prices, they are by implication arguing that copper prices have gone down, the labour costs of providing the service has gone down, that, you know, fuel for trucks have gone down. I don’t think so. I don’t know if anybody knows that or thinks fuel prices have gone down and wages have gone down, So that will be the basis of our argument, that the costs analysis is incorrect.
     MC: Okay. Thank you very much.
     MR STANHOPE: Thank you folks.

19 September 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
2006 Updated Electronic Promissory Note Program Information Memorandum
Attached for your information is a copy of the 2006 updated Electronic Promissory Note Program Information Memorandum issued by Telstra on 15 September 2006.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

TELSTRA CORPORATION LIMITED
(ABN 33 051 775 556)
Electronic Promissory Note Program
Information Memorandum
Effective Date: 15 September 2006
Arranger
Australia and New Zealand Banking Group Limited
(ABN 11 005 357 522)

CONTENTS

IMPORTANT NOTICE	3
PROGRAM SUMMARY	6
DEALER DIRECTORY	8
ISSUER AND ARRANGER	9

2

IMPORTANT NOTICE
Purpose of this Information Memorandum
This Information Memorandum has been prepared solely for private circulation to selected institutions or other sophisticated investors who are able to properly assess the risks and benefits of investing in securities, either as principal or agent. This Information Memorandum is not intended to provide the sole basis of any credit or other evaluation and it is not a recommendation, offer or invitation to purchase any EPNs (as described in the “Program Summary” below).
Copies of this Information Memorandum may be downloaded from the following internet location:
http://www.telstra.com.au/abouttelstra/investor/treasury/domestic_documentation.cfm
Source of the information
The Issuer accepts responsibility for the information contained in, and has authorised the distribution of, this Information Memorandum. No representation or warranty, expressed or implied as to the accuracy or completeness of any information in this Information Memorandum, or the Accounts (defined below), is made by Australia and New Zealand Banking Group Limited as Arranger or by any of the Dealers.
Currency of the information
The information contained in this Information Memorandum, and the information contained in the audited balance sheet and profit and loss accounts of the Issuer in the form most recently published for the time being (the “Accounts”), have been prepared and are correct:
(a)	in the case of this Information Memorandum, as at the date of this Information Memorandum; and

(b)	in the case of any Accounts, as at the last date of the period to which those Accounts relate,
(in each case, the “Effective Date”).
The delivery of this Information Memorandum and the Accounts at any time after their Effective Date does not imply that the information contained in this Information Memorandum or those Accounts is correct at any time subsequent to its Effective Date. Accordingly, none of the delivery of this Information Memorandum or the Accounts or any invitation or offer for sale or sale of the EPNs is a representation or warranty that:
(a)	there has been no change since the Effective Date of this Information Memorandum or, as the case may be, the Accounts in the affairs or financial condition of the Issuer; or

(b)	the information contained in this Information Memorandum is correct at any time after its Effective Date.
The Issuer has undertaken to the Dealers to withdraw or update this Information Memorandum from time to time as soon as practicable after it becomes aware (among other things) that this Information Memorandum has ceased to be true and accurate in all material respects.

3

Restriction on provision of other information
No person has been authorised by the Issuer to give any information or to make any representation unless it is:
(a)	contained in or consistent with this Information Memorandum;

(b)	comprised of copies of written confirmations of ratings issued by a rating agency in relation to the EPNs;

(c)	information that the Issuer has approved in writing or that the Issuer has authorised to be released (unless it has been withdrawn by the Issuer or the Issuer has advised the person that it is incorrect or out-of-date); or

(d)	information that is in the public domain (unless it has been withdrawn by the Issuer or the Issuer has advised the person that it is incorrect or out-of-date).
If any other information or representation is given or made, it must not be relied upon as having been authorised by the Issuer, the Arranger or the Dealers.
Recipients must make own investigations and decision
Each recipient of this Information Memorandum is taken to have made its own investigation and appraisal of the condition (financial and otherwise) of the Issuer. Neither the Arranger nor any of the Dealers (nor their respective officers, directors or employees) undertakes to review the business or financial affairs of the Issuer or advise the holders of EPNs of any information coming to its attention with respect to the Issuer.
Each recipient of this Information Memorandum must also determine for itself whether to purchase or otherwise acquire any of the EPNs without reliance on the Arranger or the Dealers and based on such documentation and information as it deems appropriate at the time.
Dealer disclosures
The Dealers disclose that they, their subsidiaries, directors and employees:
(a)	may have pecuniary or other interests in the EPNs and they also have interests pursuant to other arrangements; and

(b)	may receive fees, brokerage and commissions, and may act as principal in any dealing in the EPNs.
Distribution within Australia only
This Information Memorandum is available for distribution only in, and may not be distributed outside of, the Commonwealth of Australia.
No prospectus in relation to the EPNs has been lodged with, or registered by, the Australian Securities and Investments Commission.
A person may not (directly or indirectly) offer for subscription or purchase, or issue an invitation to subscribe for or buy, the EPNs, nor distribute this Information Memorandum in the Commonwealth of Australia or to any resident of the Commonwealth of Australia except if the offer or invitation:
(a)	does not require disclosure to investors under part 6D.2 of the Corporations Act 2001; and

(b)	complies with any other applicable laws.

4

Australian TFN withholding
Any person holding an EPN (or an interest in an EPN) that is a resident of Australia, or holding an EPN (or an interest in an EPN) through a permanent establishment in Australia, may be liable for TFN withholding unless it provides its Australian tax file number to the Issuer at the time it acquires the EPN or the interest in the EPN.
Under the Australian TFN withholding rules, the Issuer may be required to withhold an amount from any interest payable in connection with an EPN where the holder of the EPN (or a person holding an interest in the EPN) has not provided its Australian tax file number to the Issuer. Non residents who do not hold an EPN (or an interest in an EPN) through a permanent establishment in Australia will be deemed to have provided a tax file number and should not be liable for TFN withholding.
References to credit ratings
There are references in this Information Memorandum to the corporate credit rating of the Issuer. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating agency.
No lodgment with ASIC
Any issue of EPNs will be an issue that does not require disclosure under Part 6D.2 of the Corporations Act 2001. Accordingly, this Information Memorandum will not be lodged with the Australian Securities and Investments Commission.
Documents incorporated by reference
The Accounts are incorporated by reference in, and form part of, this Information Memorandum.
Copies of the Accounts may be downloaded from the following internet location:
http://www.telstra.com.au/abouttelstra/investor/annual_reports.cfm
All announcements provided by the Issuer to the Australian Stock Exchange Limited pursuant to the Issuer’s continuous disclosure obligations under the Corporations Act 2001 are incorporated by reference in, and form part of, this Information Memorandum. Copies of these announcements may be downloaded from the following internet location:
http://www.telstra.com.au/abouttelstra/investor/asx_announcements.cfm
To the extent that a statement contained in a subsequent document which is or is deemed to be incorporated in this Information Memorandum by reference modifies or supersedes any earlier statement, that earlier statement is modified or superseded for the purpose of this Information Memorandum.
Date of the Information Memorandum
This Information Memorandum is dated 15 September 2006.

5

PROGRAM SUMMARY

Issuer	Telstra Corporation Limited

Arranger	Australia and New Zealand Banking Group Limited

Dealers	The names and contact details of the current Dealers are contained in the Dealer Directory.

Program	A fully revolving non-underwritten domestic program for the issue of EPNs (as defined in the Austraclear System Operating Manual) through the Austraclear System.

Program Amount	There is no limit on the aggregate face value of EPNs which may be issued under the Program.

Purpose	Proceeds from the issue of EPNs will be used for general corporate funding requirements.

Term	The Program continues until terminated by the Issuer giving 10 Business Days notice to the Arranger and the Dealers.

Form of Instrument	EPNs that are created in and traded through the Austraclear System in accordance with the Austraclear Regulations.

Each recipient of the Information Memorandum must make its own enquiries regarding the operation of the Austraclear System and the risks associated with owning and dealing in EPNs through the Austraclear System. The Issuer will not be liable for any loss, liability or expense that any purchaser of an EPN may incur as a result of a failure or ineffectiveness of the Austraclear System or the Austraclear Regulations or of any failure by any person (other than the Issuer) to comply with the Austraclear Regulations.

EPNs will be created on the basis that an EPN may only be uplifted from the Austraclear System if the Issuer has failed to pay the face amount of the EPN on maturity.

Ratings	The credit ratings of the Issuer can be found at:
http://www.telstra.com.au/abouttelstra/investor/treasury/index.cfm

Tenor of EPNs	The tenor of the EPNs will be between 4 and 365 days, as agreed by the Issuer and the relevant Dealer.

Minimum Issue Size	Minimum EPN issue size is $500,000.

Denomination of EPNs	EPNs will be denominated in Australian Dollars and be issued in denominations of $50,000 or an integral multiple of $50,000, agreed by the Issuer and the relevant Dealer.

Selling restrictions	No prospectus in relation to the EPNs has been lodged with, or registered by, the Australian Securities and Investments Commission. Accordingly, a person may not (directly or indirectly) offer for subscription or purchase, or issue an invitation to

6

subscribe for or buy, the EPNs, nor distribute this Information Memorandum in the Commonwealth of Australia or to any resident of the Commonwealth of Australia except if the offer or invitation:

(a) does not require disclosure to investors under part 6D.2 of the Corporations Act 2001; and

(b) complies with any other applicable laws.

Status of EPNs	EPNs will constitute unconditional debt obligations of the Issuer and rank equally with all other unsecured and non-subordinated indebtedness of the Issuer except liabilities mandatorily preferred by law.

Taxes	Investors should obtain their own taxation advice regarding the taxation implications of investing in EPNs. EPNs held by an Australian resident or through a permanent establishment in Australia may be liable for Australian TFN withholding (see Australian TFN withholding in Important Notice above for more details).

7

DEALER DIRECTORY

Australia and New Zealand Banking Group Limited (ABN11 005 357 522) Level 2, 20 Martin Place Sydney NSW 2000	Société Générale Australia Branch (ABN 71 092 516 286) Level 21, 400 George Street Sydney NSW 2000

Contact: Manager, Short Dated Securities Distribution-Australia Telephone: (02) 9227 6707 Facsimile: (02) 9227 1113	Contact: Associate Director- Debt Capital Markets Telephone: (02) 9233 1169 Facsimile: (02) 9233 3396

Commonwealth Bank of Australia (ABN 48 123 123 124) Level 4, 120 Pitt Street Sydney NSW 2000	National Australia Bank Limited (ABN 12 004 044 937) Level 32, 500 Bourke Street Melbourne Vic 3000

Contact: Senior Manager, Primary Markets Telephone: (03) 9312 0758 Facsimile: (03) 93120213	Contact: Senior Distribution Manager, Debt Market Sales Telephone: (03) 9277 3344 Facsimile: (03) 8641 3922

Westpac Banking Corporation (ABN 33 007 457 141) Level 9, 360 Collins Street Melbourne Vic 3000	Deutsche Bank AG, Sydney Branch (ABN 13 064 165 162) Level 16, Deutsche Bank Place, Corner of Hunter & Phillip Streets Sydney NSW 2000

Contact: Manager, Capital Markets Sales Telephone: (03) 9608 3551 Facsimile: (03) 9602 1760	Contact: Director, Debt Capital Markets Telephone: (02) 8258 2688 Facsimile: (02) 8258 3632

8

ISSUER AND ARRANGER
ISSUER
Telstra Corporation Limited
Level 35
242 Exhibition Street
Melbourne Vic 3000
Contact: Corporate Treasurer
Telephone: (03) 9634 8643
Facsimile: (03)9639 1940
Internet: http://www.telstra.com.au/abouttelstra/contact/index.cfm#treasury
ARRANGER
Australia and New Zealand Banking Group Limited
Level 12
530 Collins Street
Melbourne Vic 3000
Contact: Senior Manager, Debt Capital Markets
Telephone: (03) 9273 1758
Facsimile: (03) 9273 3539

9

25 September 2006	Office of the Company Secretary

The Manager	Level 41 242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street SYDNEY NSW 2000	Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra Corporation Limited 2006 — Notice of Annual General Meeting
In accordance with the listing rules, I attach for release to the market a copy of the Notice of Meeting for Telstra’s Annual General Meeting which is to be held on 14 November 2006 in Melbourne.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Notice of Annual General Meeting 2006
25 September 2006
Dear Shareholder
It is my pleasure to invite you to the 2006 Annual General Meeting of Telstra Corporation Limited on Tuesday 14 November 2006.
The AGM will be held at the Melbourne Exhibition and Convention Centre, Halls 1 to 6, Clarendon Street, Melbourne commencing at 9.30am (local time). Registration will commence at 8.30am and shareholders are invited to join with the Telstra Board and senior executives for refreshments prior to the meeting. A light lunch will be served during the course of the meeting.
The AGM will also be webcast. Shareholders should log in to www.telstra.com/agm before the meeting to download any software needed to view the event.
Shareholders can submit questions that they would like raised at the AGM using the form contained in the notice of meeting or via the internet at www.linkmarketservices.com.au/telstra/agm. We will respond to the more frequently asked questions at the AGM but as you would appreciate, with Australia’s largest shareholder base of over 1.5 million, we will not be able to respond personally to all questions.
I enclose your notice of meeting together with the following documents:
•	A personalised proxy form. You can lodge your proxy on-line at the Telstra Share Registry website www.linkmarketservices.com.au/telstra. Alternatively, you can complete and return the hard copy proxy form in the reply paid envelope enclosed, or fax it to the fax number on your form.

•	An Annual Review or Annual Report (if you asked to receive these documents). Electronic copies of the Annual Review and Annual Report are available from the website www.telstra.com.au/abouttelstra/investor. Alternatively if you would like a hard copy please call 1300 88 66 77.
This year, four of your serving directors — Charles Macek, John Stacker, Peter Willcox and John Zeglis — are standing for re-election. The Telstra Board recommends the re-election of your serving directors.
Telstra has received nominations for election as a director from five external candidates.The Commonwealth Government has indicated that it intends to vote its shares in favour of the election of one of the external candidates, Mr Geoffrey Cousins. At the time of the AGM the Commonwealth is expected to continue to hold 51.8% of the Company’s shares. The Board does not recommend voting in favour of Mr Cousins because the Board has not had the opportunity to assess Mr Cousins’ candidacy through the Board’s established processes, which include assessing a proposed director having regard to the independence requirements of the Board’s Charter and the ASX Principles of Good Corporate Governance. The Board does not consider that the other external candidates have the necessary qualifications or experience for election to the Board and does not recommend election of these candidates.
If you are unable to attend the meeting, please remember to lodge your proxy either on-line at www.linkmarketservices.com.au/telstra or complete and then return the proxy form enclosed with this notice.
I look forward to welcoming you to the meeting.
Yours sincerely

Donald G McGauchie AO Chairman	Telstra Corporation Limited ABN 33 051 775 556

Notice of Annual General Meeting 2006
ITEMS OF BUSINESS
1. CHAIRMAN AND CEO PRESENTATIONS
2. REMUNERATION REPORT
To adopt the remuneration report for the financial year ended 30 June 2006.
3. DISCUSSION OF FINANCIAL STATEMENTS AND REPORTS
To discuss the Company’s financial statements and reports for the year ended 30 June 2006.
4. ELECTION AND RE-ELECTION OF DIRECTORS
In accordance with the Company’s constitution:
(a)	Mr Mervyn Vogt offers himself for election;

(b)	Mr Charles Macek retires by rotation and, being eligible, offers himself for re-election;

(c)	Dr John Stocker retires by rotation and, being eligible, offers himself for re-election;

(d)	Mr Leonard Cooper offers himself for election;

(e)	Mr Ange Kenos offers himself for election;

(f)	Mr Geoffrey Cousins offers himself for election;

(g)	Mr Peter Willcox who was appointed since the last AGM, being eligible, offers himself for election;

(h)	Mr John Zeglis who was appointed since the last AGM, being eligible, offers himself for election; and

(i)	Mr Stephen Mayne offers himself for election.
5. NEW CONSTITUTION
To consider and if thought fit pass the following resolution as a special resolution:
‘THAT the constitution tabled at the meeting, and signed by the Chairman of the meeting for the purposes of identification, be adopted as the constitution of the Company, in place of the present constitution, with effect from the close of the meeting.’
NOTES:
Item 2: The vote on this item is advisory only and does not bind the directors or the Company. However, the Board will take the outcome of the vote into consideration when reviewing the remuneration practices and policies of the Company. The Chairman of the meeting intends to vote undirected proxies in favour of the adoption of the remuneration report.
Item 4: The order in which candidates appear in this notice of meeting has been independently determined by Ernst & Young. To be successfully elected or re-elected as a director, a candidate must receive more votes ‘for’ than ‘against’. The Chairman of the meeting intends to vote undirected proxies in favour of the election of Charles Macek, John Stocker, Peter Willcox and John Zeglis and against the election of the other candidates.
Item 5: An explanation of the proposed changes to the constitution are contained in the explanatory notes to this notice of meeting on pages 6 and 7. This resolution is a special resolution and in order to be successful must be passed by at least 75% of the votes cast. The Chairman of the meeting intends to vote undirected proxies in favour of the adoption of the new constitution.
In the interests of representing the views of as many shareholders as possible, the Chairman of the meeting intends to call a poll in relation to items 2, 4 and 5.
More details for items 2, 4 and 5 are contained in the explanatory notes on pages 5 to 7.
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Notice of Annual General Meeting 2006
CONDUCTING TELSTRA’S ANNUAL GENERAL MEETING
Telstra’s Annual General Meeting is intended to give shareholders the opportunity to:
•	Hear presentations by the Chairman and CEO about the operations and performance of the Company and the outlook for the year ahead.

•	Consider and vote on the resolutions before the meeting including a non-binding resolution on the adoption of the remuneration report.

•	Ask questions of the Board, management and the auditor. The Chairman and CEO will generally answer questions on behalf of the Board and management.
To help achieve these objectives Telstra will:
•	Webcast the meeting for the benefit of those shareholders unable to attend in person. Shareholders can view the meeting at www.telstra.com/agm.

•	Allow shareholders to raise questions in writing before the meeting by either completing the attached form or via the internet at www.linkmarketservices.com.au/telstra/agm.

•	Allow a reasonable opportunity for shareholders as a whole at the meeting to ask questions of the Board, management or the auditor about the operations, performance and management of the Company.

•	Provide sign language and hearing loop facilities for shareholders with hearing difficulties.

•	Answer shareholders’ questions honestly and fairly. If we can’t answer a question at the meeting we will seek to provide a response to the shareholder asking the question after the meeting.

•	Inform shareholders as to the proxy position with respect to the resolutions to be considered by the meeting and the manner in which the Chairman intends to vote undirected proxies.
To help achieve these objectives we ask that shareholders:
•	Are courteous and respectful to all shareholders and others attending the meeting.

•	Keep their questions and comments to a reasonable length of time to allow as many shareholders as possible who wish to speak at the meeting an opportunity to do so. Generally a maximum of three minutes each time a shareholder addresses the meeting will be appropriate.

•	Confine their questions to matters before the meeting and matters relevant to shareholders as a whole. If a shareholder’s question appears to be more relevant to the shareholder’s own circumstances than to shareholders as a whole, we will ask that the shareholder raise the matter with management outside the meeting.

•	Respect the privacy of individual shareholders attending the meeting and assist in the orderly conduct of the meeting by not photographing, video taping or recording the proceedings of the meeting. A webcast of the entire meeting will be available live on the Telstra investor relations website www.telstra.com/agm and also archived after the meeting for replay.
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Notice of Annual General Meeting 2006
PROXIES
You are able to appoint a proxy or nominee to act generally at the meeting on your behalf and to vote in accordance with your instructions on the proxy or nominee form or, if no directions have been given on the form, as the proxy or nominee sees fit. A proxy need not be a shareholder of the Company.
If you hold Telstra shares in more than one capacity you need to use the forms that are relevant to your holdings. For example, if you are an ordinary shareholder and ESOP participant and you wish to appoint a proxy for your entire holding, you must complete the orange proxy form for your ordinary shares and the blue nominee form for your ESOP holding.
A shareholder, ESOP 97 or 99 participant, OwnShare participant or DirectShare participant entitled to attend and vote can appoint up to two proxies or nominees as appropriate, and may specify the proportion or number of votes each proxy or nominee is appointed to exercise. If no proportion or number is specified each proxy or nominee may exercise half of the shareholder’s votes. If you wish to appoint two proxies or nominees, please call 1300 88 66 77 and request an additional form.
For further information on proxies generally, including the appointment of proxies, the proportion of votes per proxy, voting by proxy and lodgement of proxies, please refer to the back of the relevant proxy or appointment of nominee form enclosed with this notice of meeting.
QUESTIONS
If you have any questions about this notice or the accompanying documents, please contact:
Telstra Share Registry
Link Market Services
Level 4,333 Collins Street, Melbourne Victoria 3000
Telephone: 1800 66 77 88
Overseas: 612 8280 7756
Facsimile: 612 9287 0303
By order of the Board
Douglas Gration
Company Secretary
25 September 2006
Right to attend and vote at the meeting

Deadline for the Lodgement
Investor	Right to vote and attend the meeting	Which proxy form?	of proxies
Shareholders	Shareholders registered as at 9.30 am on 12 November 2006	Use the orange form	9.30 am Sunday 12 November 2006

Telstra ESOP 97 and ESOP 99 participants	Telstra ESOP 97 and ESOP 99 participants registered at 5.00 pm on 8 November 2006	Use the blue appointment of nominee form	5.00 pm Wednesday 8 November 2006

Telstra OwnShare and DirectShare participants	Telstra OwnShare and DirectShare participants registered at 5.00 pm on 8 November 2006	Use the green appointment of nominee form	5.00 pm Wednesday 8 November 2006
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Notice of Annual General Meeting 2006
EXPLANATORY NOTES
ITEM 2 — ADOPTION OF THE REMUNERATION REPORT
During this item there will be opportunity for shareholders at the meeting to comment on and ask questions about the Telstra remuneration report. The remuneration report is available in the Annual Review and also in the Annual Report. It can also be accessed electronically on the Telstra web site at www.telstra.com.au/abouttelstra/investor.
The vote on the proposed resolution in item 2 is advisory only and will not bind the directors or the Company. However the Board will take the outcome of the vote into consideration when reviewing the remuneration practices and policies of the Company.
The Chairman of the meeting intends to vote undirected proxies in favour of the adoption of the remuneration report.
Board Recommendation: The Board recommends that shareholders vote in favour of item 2.
ITEM 4 — ELECTION AND RE-ELECTION OF DIRECTORS
Mervyn Vogt— BCom, BEd, ACTT Grad Dip E & IR Age 74
Past MACE and AIMM. Lecturer in Education, Educational Technology, Perception & Communication, Foundation Director Victorian Teachers Union (VTU) Credit Union, Vice-President VTU, Member Victorian Curriculum Advisory Board, Member Victorian Universities and Schools Examination Board (VUSEB), State Executive Member Victorian Council of School Organisations (VICSSO), Convenor of Expert Committee on Educational Technology Planning. Employee of Telstra Corporation Ltd since 1994. Elected occupational health and safety representative.*
Charles Macek — BEc, MAdmin, FAICD, FCPA, FAIM, SF Fin, FCA Age 59
Mr Macek has a strong background in economics and has had a long association with the finance and investment industry. His former roles include 16 years as founding Managing Director, Chief Investment Officer and subsequently Chairman of County Investment Management Ltd.
Chairman, Sustainable Investment Research Institute Pty Ltd and Financial Reporting Council (FRC); Director, Wesfarmers Ltd, Living Cell Technologies Limited and Williamson Community Leadership Program Limited; Victorian Councillor, Australian Institute of Company Directors and Member, New Zealand Accounting Standards Review Board and Investment Committee of Unisuper Ltd.
John W Stocker — AO, MB, BSc, BMedSc, PhD, FRACP, FTSE Age 61
Dr Stocker has had a distinguished career in pharmaceutical research and extensive experience in management of research and development, and its commercialisation including in his roles as Chief Executive Officer of CSIRO (1990 – 1995) and subsequently as Chief Scientist for the Commonwealth of Australia (1996 – 1999).
Chairman, Sigma Pharmaceuticals Ltd; Director, Circadian Technologies Ltd and Nufarm Limited; and Principal, Foursight Associates Pty Ltd.
Leonard Cooper Age 65
Victorian Secretary, CEPU — Communications Division (Telecommunications and Service Branch); Member, Victorian Electrical, Printing, Information and Communications (EPIC) State Training Advisory Board. Mr Cooper has trained in Telstra and worked as a Technician, Technical Officer, and Technical Instructor and has been associated with Telstra and telecommunications for his entire working life. Mr Cooper was formerly director of a job placement agency and was formerly director of a training company specialising in the telecommunications and information industries.*
Ange T Kenos — MACE, MAITD, CMC, JP Age 50
Former Director, RACV. Former Director Royal Victorian Eye & Ear Hospital. Former Deputy Chair SIO Consumer Appeals Council. Former Executive Director of a bilateral chamber of commerce and industry. Former Australian Naval officer. Currently Vice President and Public Officer, Australian Federation of Civil Celebrants. Mr Kenos also has a long history of community involvement including over 30 years as a Blood Donor, has received the highest awards possible from the police regarding crime prevention and has taught business management and economics to VCE students.*
Geoffrey Cousins — Age 63
Mr Cousins has more than 26 years experience as a company director and is currently a director of Insurance Australia Group Limited. Mr Cousins was previously the Chairman of George Patterson Australia and is a former Director of Publishing and Broadcasting Limited, the Seven Network, Hoyts Cinemas group and NM Rothschild & Sons Limited. He was the first Chief Executive of Optus Vision and before that held a number of executive positions at George Patterson, including Chief Executive of George Patterson Australia. Mr Cousins was previously a consultant to the Prime Minster and is a director of the Cure Cancer Australia Foundation.*
Peter J Willcox— MA, FAICD Age 61
Mr Willcox holds a Masters degree in physics from Cambridge University and following a 28 year career in the international petroleum industry was appointed as Chief Executive Officer of BHP Petroleum Limited from 1986 to 1994. He has wide and diverse experience as a director and Chairman of Australian and American listed companies. He sits on the advisory board of CVC Asia Pacific (Australia) Limited.
Chairman, Mayne Pharma and Director, CSIRO.
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Notice of Annual General Meeting 2006
ITEM 4 — ELECTION AND RE-ELECTION OF DIRECTORS (CONTINUED)
John D Zeglis - BSc Finance, JD Law Age 59
Mr Zeglis has a legal background, and became partner with the law firm Sidley & Austin in 1978. His qualifications include a BSc in Finance from the University of Illinois, and a JD in Law from Harvard. Mr Zeglis has had a long and distinguished career in the US telecommunications sector. He joined AT&T in 1984, and was elected as President of AT&T in 1998 and Chairman and Chief Executive Officer of the AT&T Wireless Group in 1999. He continued as CEO of AT&T Wireless until retiring in November 2004 following the company’s sale to Cingular Wireless.
Director, Helmerich & Payne Corporation, AMX Corporation, and State Farm Automobile Insurance.
Stephen Mayne - BCom (Melb) Age 37
Stephen Mayne is a Walkley Award-winning business journalist and Australia’s leading retail corporate governance campaigner. He founded www.crikey.com.au, Australia’s best known independent ezine, and is also a co-founder of People Power, a new political party which campaigns for greater accountability in public life.*
Board Recommendation: The Board (other than the relevant director in relation to his own re-election) recommends the re-election of each of Charles Macek, John Stocker, Peter Willcox and John Zeglis. The Board does not recommend the election of the other candidates.
* Biographical details provided by the candidate and not independently verified by Telstra.
ITEM 5 — NEW CONSTITUTION
The Australian Government has decided to undertake a public Telstra share offer in October and November this year. The Government intends to offer in the order of $8 billion of securities to retail and institutional investors, in Australia and overseas. The Government’s remaining Telstra shares will be transferred to the Future Fund for the Fund to sell down over time.
The Company’s constitution currently confers specific rights on the Commonwealth of Australia and the Minister reflecting the Commonwealth’s position as majority owner of the Company and the requirements of the Telstra Corporation Act 1991 (Cth) (Telstra Act). The Company’s constitution needs to be amended to remove these Commonwealth specific provisions with effect from when the Commonwealth ceases to hold at least 50% of the Company’s shares.
The Board also wishes to take this opportunity to update the Company’s constitution to reflect a number of relevant changes to the Corporations Act 2001 (Cth) and the ASX Listing Rules, as well as developments in best practice corporate governance practices.
A copy of the Company’s existing constitution and the proposed constitution are available on the Company’s website at www.telstra.com.au/agm. You can also obtain a copy by contacting the Telstra Share Registry on 1300 88 66 77. A copy of the proposed constitution will also be available at the Annual General Meeting.
The principal proposed amendments to the constitution are summarised below:
Commonwealth Specific Provisions
The Company’s existing constitution contains provisions specific to its current ownership structure. These include provisions:
•	requiring the Commonwealth to be present as a member of quorum in order for a meeting to be valid (see existing articles 10.2 and 13.1);

•	regarding Commonwealth representation (see existing article 13.21); and

•	requiring the Board to consult the relevant Commonwealth Minister before appointing a casual vacancy or an additional director to the Board (see existing article 15.6).
These provisions reflect the Commonwealth’s current majority ownership in the Company and certain requirements in the Telstra Act. These requirements will not apply once the Commonwealth ceases to hold at least 50% of the Company’s shares.
Accordingly, the proposed constitution has been structured so that the Commonwealth related provisions have been removed from the main body of the constitution. These provisions have been grouped in a schedule which will cease to have effect when the Commonwealth ceases to hold at least 50% of the Company’s shares.
Foreign Ownership Provisions
The Telstra Act restricts the holding of particular foreign ownership stakes in the Company so that foreign persons collectively cannot control more than 35% of non-Commonwealth owned Telstra shares and no individual foreign person can control more than 5%. These restrictions haven’t changed. However the provisions from Telstra’s existing constitution regarding limitations on foreign ownership have been simplified in the main body of the proposed constitution. These provisions apply independently of the Commonwealth’s shareholding in the Company. The detail of the foreign ownership rules will be set out in a separate document.
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Notice of Annual General Meeting 2006
Direct Crediting of Dividends
The proposed constitution outlines the policy on payment of dividends to shareholders by electronic transfer into a nominated account. This is in line with the current practice of many listed companies. The provisions of the proposed constitution give the Company flexibility regarding payment methods of dividends and other amounts (see proposed rules 12.7(a) to (e)). In addition, the proposed rules provide that any amounts unclaimed for 11 calendar months can, in certain circumstances, be re-invested in shares of the Company (see proposed rule 12.8).
Direct Voting
Rule 20.4(j) of the proposed constitution has been inserted to permit the Company to enable shareholders in the future to vote directly on resolutions considered at a general meeting by mailing their votes to the Company prior to the meeting. This means members’votes can still be counted even where they cannot attend personally and do not appoint a proxy. Shareholders will continue to be entitled to appoint proxies if they so desire even if the Company decides to introduce direct voting at future meetings.
Director Election and Retirement
The director retirement provisions of the existing constitution have been amended to remove the rotation provisions. Currently, existing article 19 stipulates that one-third of directors (other than the managing director, and those appointed to fill casual vacancies) are required to retire by rotation each year. The effect of this is that directors may be required in some circumstances to retire more frequently than is required under the ASX Listing Rules (ie, once every 3 years).
The proposed constitution reflects the requirements of the ASX Listing Rules to have an election of directors each year, and to require all directors to retire at the third annual general meeting after the director was elected or last re-elected. Directors appointed to fill casual vacancies are required to stand for election at the first Annual General Meeting after they are appointed.
The proposed constitution now also requires the Company to receive nominations for the position of director 45 business days before the meeting, rather than 40 business days as currently stipulated (see proposed rule 23.4). This allows the Company greater time to compile information for the notice of meeting which is required to be sent to our approximately 1.5 million shareholders.
Deeds of Indemnity
The proposed constitution simplifies the director and officer indemnity and insurance provisions, by leaving out detail set out in the current constitution. Instead, the proposed constitution sets out the general power of the Company to indemnify and insure officers.
The existing Deed of indemnity in favour of directors and officers, details of which are contained in the Annual Review and Annual Report, will remain in place.
Directors’ Retirement Benefit Scheme
It is now widely accepted that payment of retirement benefits over and above directors fees for non-executive directors is not in line with current best practice corporate governance. Telstra has acted over recent years to remove non-executive director retirement benefits. The ability to pay future retirement benefits has been removed from the proposed constitution, subject to the Company meeting its obligations with respect to previously accrued retirement benefits.
Board Recommendation: The Board considers that the new constitution is appropriate and in the interests of shareholders. Accordingly, the Board recommends that shareholders vote in favour of item 5.
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Notice of Annual General Meeting 2006
QUESTIONS FROM SHAREHOLDERS
Your questions are important to us. Please use this form to submit any questions concerning Telstra that you would like us to respond to at the Annual General Meeting and return it in the reply paid envelope provided or fax it to 612 9287 0303. Shareholders can also lodge questions on-line at www.linkmarketservices.com.au/telstra/agm.
We will respond to as many of the more frequently asked questions as possible at the AGM.
Please note that we will not be able to reply individually. You will be able to view the AGM live by webcast and after the meeting at
www.telstra.com/agm.

Shareholder’s name:

Address:

Securityholder Reference Number (SRN) or Holder Identification Number (HIM):
Question(s):

8   www.nowwearetalking.com.au

25 September 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra Corporation Limited 2006 Annual Review
In accordance with the listing rules, I attach an announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

can do what Telstra does.
Telstra is the only communications company in Australia that can provide customers with a truly integrated telecommunications experience across fixed line, mobiles, broadband (BigPond®), information, transaction and search (Sensis®) and pay TV (FOXTEL).
Our vision is to do for customers what no one else has done: create a world of 1-click, 1-touch, 1-button, 1-screen, 1-step solutions that are simple, easy and valued by individuals, businesses, enterprises and government.
Cautionary statement regarding “forward-looking statements”
Some of the information contained in this annual review may constitute forward-looking statements that are subject to various risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as ‘may’, ‘will’, ‘expect’, ‘anticipate’, ‘estimate’,’continue’,’plan’, ‘intend’,’believe’,’objectives’,’guidance’or other similar words including our guidance for the 2007 fiscal year. These statements discuss future expectations concerning results of operations or of financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this annual review are set out in the ‘Risk Factors’ section on page 7 and elsewhere in this annual review. Given these risks, uncertainties and other factors, you should not place an undue reliance on any forward-looking statement, which speak only as of the date made.
Telstra Corporation Limited
ABN 33 051 775 556
Welcome to Telstra’s 2006 Annual Review. The Annual Review is a “short form” overview, designed to provide you with a concise summary of Telstra’s activities and financial performance for the year ended 30 June 2006.
The Annual Review does not represent or summarise all publicly available information about Telstra. There is further publicly available information about Telstra in our Annual Report, as well as information provided to the Australian Stock Exchange (ASX) and the Australian Securities and Investments Commission (ASIC).To obtain a free copy of the Annual Report please call 1300 88 66 77.
AGM
Telstra’s Annual General Meeting will be held on Tuesday 14 November 2006 in Melbourne. The Notice of Meeting will contain details about the location and meeting time.
FINANCIAL CALENDAR
Refer to page 77 for the financial calendar.
INVESTOR DAY- 6th October 2006
Further information on investor day will be available on the Telstra Investor Relations website.
FRONT COVER
Features Nick Dionisopoulos from Telstra Operations. Nick is part of the first wave of students to experience the benefits of the newly launched Telstra Learning Academy. The Learning Academy is equipping our technical and engineering people with the right skills to build, operate and maintain next-generation networks and better serve customers.
CONTENTS
1	Message to shareholders

7	Risk factors

11	Financial review

14	Transformation strategy update

21	Regulation

24	Senior management team and executive officers

26	Business unit summary

32	Corporate social responsibility

34	Board of directors

36	Directors’ report

44	Remuneration report

60	Concise financial report

73	Five year financial summary

74	Telstra facts

75	Glossary of terms

76	Major shareholders

77	Shareholder information, contact details and financial calendar

Message to shareholders
Dear Shareholder
We are pleased to report that in the past year we have started to execute our transformation plan for Telstra and we are investing to achieve that plan. The transformation plan targets 10 different areas for restructuring and improvement — including everything from updated business operating systems to the deployment of a national 3G wireless broadband network to 98% of Australians (and their handsets and computers). What you are beginning to see is the emergence of a new media- communications company — what we call the “New Telstra”.
It is important that you, as a shareholder, understand that there are significant costs and risks involved in undertaking our transformation journey. We face substantial regulatory risks in our business which have had, and we expect will continue to have, substantial adverse effects on our operations and financial performance. We also face risks in executing our three-to five-year transformation strategy. But, for our strategy to succeed we must incur those costs, re-invest in the business and take the risks now. Refer to page 7 of this annual review for a detailed explanation of the risks faced by Telstra.
We are pleased to report that our transformation plan is on track, on budget and on time. The investments we are making today to improve shareholder value in the future are substantial and made the fiscal 2006 year a challenging one for Telstra shareholders. At 30 June, we were only seven months into a five-year transformation. We are already seeing substantial achievements in cost cutting and important new revenues from products and services, especially in the second half of fiscal 2006 as the effects of the transformation begin to kick in. Over the past year we have achieved over 25% of our 10,000 to 12,000 five-year headcount reduction target while continuing to improve our customer service across almost every measure.
Going forward, Telstra has a plan for Australia. As we’ve said above, our plan includes wireless broadband to 98% of all Australian homes and businesses by early 2007. Our plan includes more user-generated content, increased use of data across mobiles and personal digital assistants (PDAs) to deliver tailored, synchronised and timely information for customers who are increasingly on the move or working less conventional hours.

	2006	2005	Change	% Change
Financial Highlights	$m	$m	$m
Sales revenue	22,750	22,161	589	2.7
EBITDA(1)	9,584	10,464	(880)	(8.4)
EBIT(2)	5,497	6,935	(1,438)	(20.7)
Free cash flow	4,550	5,194	(644)	(12.4)
Dividends declared (cents per share) (3)	34	40	(6)	(15.0)

(1)	Includes $542 million of net transformation related costs (excludes depreciation and amortisation related transformation costs).

(2)	Includes $962 million of net transformation related costs.

(3)	2006 includes a 6 cent per share special dividend paid with the interim dividend and 2005 includes two 6 cent special dividends, one paid with interim dividend and one paid with final dividend.
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Message to shareholders
Left to right;
Sol Trujillo
Chief Executive Officer
Donald G McGauchie AO
Chairman
FINANCIALS
The full year results announced on 10 August 2006 were in line with our expectations, with reported earnings before interest and tax (EBIT) declining 20.7% to $5.5 billion. Before transformation costs, earnings from our normal operations declined 6.9% to $6.5 billion.
Total income (excluding finance income) grew by 2.9% to $23.1 billion. Sales revenue grew 2.7% for the year to $22.8 billion. This included growth of 3.9% in the second half, more than double the first half growth rate. The sales revenue growth was spread across our key strategic revenue drivers:
•	Retail broadband revenue grew 58% to $730 million, driven by strong retail broadband subscriber growth from our competitive broadband marketing initiatives.

•	Mobile revenue grew 6.1% to $5.0 billion, driven by strong subscriber growth — particularly 3G subscribers.

•	Sensis revenue grew by 6.9% to $1.8 billion, driven by a strong performance in Yellow Pages® online and non-metropolitan books and Sensis’ emerging businesses.
We are tackling the decline in our fixed line (PSTN) revenues by integrating services, customer win back programs and introducing value based subscription pricing plans. This strategy helped slow the second half decline in PSTN revenues to 5.8% compared with the first half’s decline of 7.6%.
Total expenses (before finance costs and income tax) increased by 14.2% to $17.6 billion, significantly impacted by transformational costs such as restructuring and redundancy expenses and an accelerated depreciation and amortisation expense.
Free cash flow was strong at $4.6 billion and helped to pay dividends and service our borrowings.
Profit after tax was $3.2 billion for the year, down $1.1 billion or 26.2% on the prior year. Telstra’s Board of Directors declared a final ordinary dividend of 14 cents per share, fully franked. This brings the total ordinary dividend declared for the year to 28 cents per share, representing a total of $3.5 billion.
TRANSFORMATION ON TRACK
We are on or ahead of plan on virtually all fronts of our transformation and the building blocks which aim to deliver long term shareholder value are being put in place.
Our one factory approach is already starting to deliver productivity gains by reducing the complexity inside our business and integrating our services. We have already realised over $150 million in expense savings and around $500 million in capital expenditure savings. Since 1 July 2005 we have reduced our workforce by 3,859 (excluding the impact of the CSL New World
é 2.7%
Sales revenue increased 2.7% to $22.8 billion. Revenue growth was due to increases in broadband, mobiles, Sensis, IP solutions and Pay TV bundling, offset by declines in revenue from PSTN, specialised data and ISDN products.
     Year ended 30 June
Year ended 30 June t72% ‘04 ‘05 ‘06
Retail broadband subscribers
Retail broadband subscribers increased 72% in the year,with BigPond adding retail customers at three times the rate of the nearest competitor.
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Message to shareholders
merger in Hong Kong) with savings flowing through into fiscal 2007 and beyond.
Our Market Based Management (MBM) approach is underpinned by sophisticated customer segmentation based on comprehensive research; this has driven much of the second half revenue acceleration in mobiles and broadband. We are using a MBM framework to grow the market, acquire high value customers and gain market share by knowing what customers want.
We have already deployed one third of the new IP MPLS core network. We are on track in building a 3G broadband wireless network to facilitate internet access and video “through the air”. Both of these investments, combined with other network improvements, will increase the desirability of our products and services by offering faster, simpler services with greater coverage.
For further detail on the progress of our transformation please refer to the table on page 4.
WINNING IN THE MARKET
We plan to launch our next generation 3GSM 850 wireless network by early 2007. With initial peak network speeds of 3.6 megabits per second (Mbps) and average speeds of 550 kilobytes per second (Kbps) to 1.1 Mbps or better, 3G will not be limited to mobile handsets. It will be functional through laptops and other handheld devices, opening up substantial new markets and business applications for Australians from the city to the country.
We increased our retail broadband market share by 3 percentage points during the year, closing with 44% market share. We added retail customers at three times the rate of our nearest competitor.
We plan to keep winning in the broadband market, and to further increase our market share in the coming year as we offer a superior value proposition through innovative content. We are integrating our Sensis products such as Trading Post®, CitySearch® and Whereis® across our BigPond® and Telstra mobile products, taking advantage of the scale and scope offered by Telstra’s full product suite. This means that you can, for example, find a restaurant on your computer and get directions to it over your mobile all by using Telstra.
We continued to improve our network reliability and service levels with significant improvement in customer satisfaction and meeting customer service guarantee time frames.
DRIVING LONG TERM SHAREHOLDER VALUE
We are working to grow shareholder value, but this won’t be achieved with quick fixes.
The management and the Board have imposed a real discipline on the business. We are executing the strategy to deliver capabilities like no other telecommunications company anywhere in the world.
Telstra has a number of advantages; we have leading market share, which means we have scale. We have the most complete set of assets. We have fixed, we have mobile, we have broadband, we have Sensis, and we have a partnership in FOXTEL. However, we cannot be certain that the competitive advantage built on the economies of scale that exist will not be eroded by Government policy or regulatory decisions.
On 31 August 2006, we announced the sale of Australian Administrative Services (AAS) — a non-core asset—for $215 million. At the same time, we purchased a 51% shareholding in SouFun,
www.telstra.com       3

Message to shareholders
Performance on transformation strategy
Our transformation strategy is on track, on time and on budget.The building blocks that aim to deliver long term shareholder value are being put in place. The “under construction” sign is up but the New Telstra is already emerging.

Description	Progress

market based management

Market based management (MBM) is a simple concept that puts the customer at the centre of everything we do. It is based on extensive research that informs us about our customers’ needs, priorities and expectations. This knowledge forms the basis of a relationship with our customers around which we organise all our processes. MBM provides a deep knowledge of the customer, so Telstra can actively tailor products and services to customers needs.

•     Completed 65,000 interviews with consumer and small business customers

•     Restructured organisation around customer segments, with the creation of a dedicated small and medium enterprise (SME) business unit, Telstra Business

•     Creation of seven consumer segments and five business segments

•     New advertising campaign launched showcasing Telstra’s brands — Telstra, BigPond and Sensis

•     Launch of subscription based pricing

next generation network (NGN)

We are constructing a state-of-the-art Internet Protocol (IP) Core network. The new network will enable us to offer an array of new services such as broadband internet access many times faster than today’s speeds, multi-channel TV delivered over the internet and video conferencing.

The new IP Core platform will be 77 times faster than the existing platform capacity. It will provide users with more reliable and stable media and telephony services and expand dramatically the number and range of services any individual customer can use.

•     IP Core network well advanced with one third deployed since 1 July 2005

•     Alcatel IP-DSLAM technology tested and integrated into the Telstra network

•     In August 2006, we opened the Telstra Integration Laboratory in Melbourne. The laboratory will conduct end-to-end testing of the IP core network and associated new products national 3GSM 850 wireless network

We are constructing Australia’s only national 3GSM 850 wireless network which will reach more than 98% of the Australian population when it is completed. Telstra will operate services over both the GSM and CDMA networks until 2008 when its national 3GSM 850 network provides the same or better coverage. Voice, video and high speed data capabilities over the 3GSM 850 network will exceed those of the existing CDMA network capabilities.

•     Nationally, by 30 June 2006 over 60% of the 5,112 sites had equipment installed, with over 80% of transmission lines completed

•     First video call on the 3GSM 850 network placed between country Victoria and Sydney simpler systems

Reduction in the number of business and operational support systems — originally 1,252 systems — by 75% by end of fiscal 2008 and 80% by end of fiscal 2010.

Simpler systems will mean significant improvements to the customer experience via both billing and service improvements. They will also deliver long term cost savings and increased efficiencies for Telstra.

Ten major transformational work programs are in various stages of completion for OSS (operational support systems used to support internal business processes) and BSS (business support systems for customer relationship management, customer care and billing).

•     Signed six year contract with IBM to bring together the operation and management of all Telstra’s internal IT systems

•     Automated end-to-end ordering process for IP products for business and corporate customers

•     Negotiated contracts and selected suppliers, including world class vendors such as Accenture, Comverse and Siebel workforce excellence initiatives

We are equipping our staff with the right skills to build, operate and maintain next-generation networks and better service to customers.

We are investing $210 million over five years in a new training program for technical, engineering and marketing staff. Telstra has partnered with Accenture to establish the Telstra Learning Academy.

Telstra’s technical field workforce is becoming more mobile and responsive to customer needs with new tools and equipment to support operational performance.

We are working towards extending the rostered work hours of technicians to provide service on evenings and weekends, and new systems to permit more work to be performed remotely without requiring customer attendance.

•     First students graduated from the Telstra Learning Academy in August 2006

•     Deploying Global Positioning Systems (GPS) devices in Telstra vehicles to improve customer service, the safety of our people and the security of our vehicles

•     Equipping technical field workforce with the right tools including self-calibrating gas detectors and high-speed wireless modems

4       www.nowwearetalking.com.au

Message to shareholders
a leading real estate and home furnishing web site in China. SouFun provides Telstra an attractive entry point into China, one of the world’s fastest growing economies.
REGULATION
It’s well known that we are critical of the current telecommunications regulatory regime. Recent decisions by the Australian Competition and Consumer Commission (ACCC) have demonstrated how regulation slows or diverts investments that would otherwise be used to improve our customers’ experience. For example, the ACCC issued an Unconditioned Local Loop (ULL) interim determination of $17.70 per month in band 2 which is well below our national average cost of $30 per month. Also, the ACCC failed to provide sufficient levels of certainty for Telstra to invest $3 billion in a proposed fibre-to-the-node (FTTN) broadband network.
However, we accept our obligations under that regime and we will fulfil our disclosure obligations during the Government’s sell down process. This will involve continuing to explain the impact of the regulatory regime on the company.
STAFF CULTURE
We understand that to service our most valuable external asset, our customers, and to create value for you, our shareholders, we must invest in our most valuable internal asset — our employees. We are investing $210 million over five years to equip our technical, engineering and marketing staff with the skills to build, operate and maintain next-generation networks and better serve customers.
ORGANISATION CHANGES
To align the business with our customers we have undertaken some organisational restructuring and made new appointments to the senior management team. We have created three new business units:
•	Telstra Business, responsible for serving the unique needs of Australia’s small office / home office (SOHO) and small to medium enterprises (SME) with Telstra fixed line, mobiles, broadband, data and online solutions;

•	Telstra Operations, responsible for the co-ordination and execution of the company’s multi-year business improvement and transformation program, construction and maintenance of the company’s infrastructure, product development and operational support; and

•	Strategic Marketing, responsible for the co-ordination and delivery of marketing activities across the company and market segments.
Telstra is one of Australia’s leading companies in the appointment of women to senior management. Since 2002, the number of women in senior management has almost doubled to more than 20%.
BOARD OF DIRECTORS
During the year we welcomed two new non-executive directors to the Board, Peter Willcox and John Zeglis. Peter is one of Australia’s most respected and experienced directors and John brings to the Board enormous insight and experience after a distinguished career in the US telecommunications sector.
During the year John Fletcher resigned from the Board and two of our longest-serving directors, John Ralph and Tony Clark retired. We thank them for their leadership, dedication and contribution to Telstra’s development over many years.
www.telstra.com       5

Message to shareholders
SALES OF SHARES BY THE AUSTRALIAN GOVERNMENT (T3)
With regard to the further sale by the Government of its shares in Telstra, the Board and management have always been supportive of the sale and we are very pleased that this will occur. We believe that the T3 sale is in the best interest of Telstra’s shareholders, customers and employees and we will work with the Government during the sales process to help ensure its success.
OUTLOOK
We will continue to transform Telstra into a company focused on delivering innovative, value based products, services and solutions to customers.
We are also determined to build sustainable shareholder value and this cannot be done with quick fixes. We will continue to implement our strategy, drive revenue growth and integrate our services to create a 1-click, 1-touch, 1-button, 1-screen, 1-step capability for our customers. We will continue to reduce costs, as we consolidate networks and simplify systems.
We’re going to focus on integrating content and delivering differentiated value. We will be competing on more than price, importantly we will be adding value so we differentiate ourselves from our competitors.
The aim of the strategy is to improve the value of the company with a positive impact on the share price performance. But there is at least another year of significant investment required to execute the transformation, with the full transformation taking a further two to four years to execute. As a result, in the next financial year ending 30 June 2007, you should expect to see1:
•	Revenue growth of 1.5% to 2.0%;

•	EBIT growth of between 2.0% and 4.0%;

•	Underlying EBIT (excluding transformation costs) of between minus 2% to minus 4%;

•	Cash operating capital expenditure of between $5.4 billion and $5.7 billion; and

•	Dividends — intention of the Board to declare fully franked dividends of 28 cents per share in respect of fiscal 2007.[2]
Given the uncertainty attached to key regulatory outcomes and impacts, the Board is unable to give guidance on dividends for the fiscal 2008 year.
We are rebuilding your company, an iconic Australian company, and laying the foundation for new revenue, improved earnings and cash flow. The Board remains committed to informing you of progress in transforming your company.
Donald G McGauchie AO Chairman
Sol Trujillo Chief Executive Officer
28cps
Intention to maintain a 28 cents per share ordinary dividend in fiscal 2007.

(1)	Guidance assumes no FTTN build,a Band 2 ULL price of $17.70 applying for wholesale customers for the remainder of fiscal 2007, no additional redundancy and restructuring provision and fiscal 2007 being the largest transformational spend year.

(2)	Dividend intention is subject to continuing to be successful in implementing the transformation strategy and no further material adverse regulatory outcomes during the course of fiscal 2007.
6       www.nowwearetalking.com.au

Risk factors
Risk factors
The journey to the New Telstra is not without significant risks that could affect us all. We face several risks, whether they be regulatory, transformation related or from the general market or operating conditions.
Additionally, some risks may be unknown to us and other risks, currently believed to be immaterial, could turn out to be material. Some or all of these could materially adversely affect our business, profits, assets, liquidity and capital resources. These risks should be considered in conjunction with any forward-looking statements in this annual review. The warning regarding forward-looking statements can be found on the inside front cover of this annual review.
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Risk factors
1. REGULATORY RISKS
We are subject to extensive regulation that negatively affects our business by limiting our ability to pursue certain business opportunities and the returns we can generate for our shareholders. Intrusive regulation impacts the way Telstra does business and is the most significant ongoing risk to the company. We have not been able to establish any firm position from the Government or regulators as to key future policies and regulatory outcomes. We have little or no confidence that regulatory outcomes will be beneficial, or even fair, to Telstra shareholders. However, we are committed to seeking regulatory reform on behalf of Telstra shareholders.
We face substantial regulatory risks that have, and we expect will continue to have, substantial adverse effects on our business.

Risk	Description	Risk Impact

Access pricing	The ACCC can require Telstra to provide services to its competitors using its networks. In many cases we have disagreed with the ACCC’s calculation of our costs of providing those services. The ACCC is yet to issue its final ruling on the prices it will allow Telstra to charge its competitors for various services, including for unconditioned local loop (ULL). Telstra is required by the Government to average its prices for a basic line rental service for all retail customers across Australia. The ACCC will not follow the same principle in setting ULL prices we can charge our competitors to access our network. Instead they have set prices which are low in metropolitan areas and high in regional and rural areas and are well below our estimates of the costs of supply.	Our competitors can target customers in metropolitan areas where access prices are low, leaving us to provide services to some customers in high cost regional and rural areas at the same retail price as in metropolitan areas.

The ACCC may reduce access prices further which would adversely affect our revenues, earnings and shareholder returns.

Fibre-to-the-node (FTTN)	This year, we invested many months in discussions with the ACCC working towards a solution where Telstra would build a FTTN network. This network would have provided Australia with high speed broadband much further from our exchanges than the current network will allow. But we disagreed with the ACCC on the real costs of building and maintaining our network and on the price our competitors would pay for access to the network. We need to earn a competitive rate of return when we invest shareholder money, and when we can’t, we won’t invest.	FTTN is an example of how we are and could be exposed to significant limitations and costs in relation to our current and future activities. This may make it prudent not to engage in some business activities or to delay or defer capital projects. These regulatory risks could therefore have an adverse effect on the returns we can generate for our shareholders and could benefit our competitors.

Mandated access to Telstra networks	A key part of our transformation strategy involves building a new, nationwide wireless (3GSM 850) network. The ACCC may hold a public inquiry at any time into whether compulsory competitor use of this network should be allowed.	If the ACCC allows competitors to access our new 3GSM 850 wireless network, this would deprive us of the benefits of the unique coverage of the network and could materially adversely affect our business and shareholder returns. As happened with FTTN, this may undermine our commercial incentives to continue to invest in the 3GSM 850 wireless network, for example, to upgrade it with future technologies that would increase data speeds.

Conduct regulation	The ACCC claims that by Telstra raising our basic access prices to our competitors to allow a greater recovery of our estimated costs we have acted in an anticompetitive manner in breach of the Trade Practices Act.	The ACCC may take us to the Federal Court for this alleged breach, and the maximum potential penalties which had accrued as at 31 August 2006 exceeded $380 million and are accruing at $3 million per day. Optus has issued proceedings in the Federal Court in the same matter. We will vigorously defend the proceedings on the basis that we have not acted anti-competitively and should like any company be allowed to move our prices closer to our costs.

The ACCC may in future regard other Telstra conduct, such as refusal to supply particular services to its competitors, as a breach of the Act. Telstra will defend its right to act in what it believes to be a normal commercial manner.

Wide regulatory discretion	The Minister for Communications has a broad power to impose and vary licence conditions on Telstra. For example, the operational separation provisions place an additional burden on Telstra with numerous restrictions imposed on the way we run our business. In addition, Telstra is subject to retail price controls and is obliged to make certain uneconomic services available in rural and remote areas without receiving a fair contribution to its costs from its competitors.	The real risk with operational separation lies in the power of the Minister to by-pass the Board and management to dictate the way Telstra conducts its business.

The wide regulatory discretions could be used with a significant adverse effect on Telstra.
8  www.nowwearetalking.com.au

Risk factors
2. TRANSFORMATION STRATEGY RISKS
We may not succeed in implementing our transformation strategy or the strategy may not achieve the expected benefits.
We have invested substantial capital and resources in the development, streamlining and modernisation of our networks and systems and have embarked on a substantial transformation of the company. However, we may be required to incur significant capital expenditures in addition to those already planned in order to remain competitive. Further, transformation may not be an adequate solution to the ever present operational, competitive and technological risks.

Issue	Description	Risk Impact

Scale of transformation	The transformation strategy impacts all of our businesses, key systems and processes. It represents a complex and fundamental change in the way we do business and requires large-scale customer migration as old networks and systems are replaced. Our transformation strategy is, in our view, the largest of any telecommunications company worldwide. There is a significant risk that we may not be successful in the implementation of our transformation strategy.	The expected benefits of our transformation strategy may not be achieved or may be delayed, with a risk that we will lose market share and profitability. In addition, we face other risks in executing our transformational strategy, including:

•    our planned technologies and systems do not function as anticipated;

•     customer acceptance and take up of our new product and service offerings and our planned large-scale customer migration to new platforms are significantly less than planned;

• we may face extended delays and other execution problems in implementing our transformation strategy, which as of yet is commercially unproven on the scale we are seeking to achieve; and

• our actual capital and operating costs turn out to be substantially greater than those budgeted.

National 3GSM 850 wireless network	Our 3GSM 850 wireless network is being rolled out in Australia under an aggressive timetable which has not previously been achieved anywhere on this scale.	Failure to successfully build and market our new 3GSM 850 wireless network may have a material adverse impact on our earnings. Risks include:

• the network may take longer than expected to, or may not, reach targeted functionality;

• customers may not be willing to pay for some of the value added services that the new network can provide;

• competitors may in time offer similar services and capabilities; and

• suitable handsets may be unavailable.

Key personnel	The success of our transformation strategy is highly dependent on key personnel at Telstra. Our CEO and a number of key members of his senior management team have joined the company within the last eighteen months and bring with them extensive telecommunications expertise.	A loss of one or more of these key executives, in particular the CEO or COO, could have a material adverse impact on the Company’s ability to achieve the transformation strategy and consequently the Company’s market share and profitability. Also, there is a risk that if the CEO were to leave Telstra one or more of the overseas executives he has recruited may also leave.

Retaining and attracting skilled and experienced people	As technology evolves we will need to attract, retain and train our workforce.	Relevant skills may be in short supply worldwide and could impact our ability to remain competitive.
www.telstra.com  9

Risk factors
3. MARKET / OPERATING RISKS
Aside from the regulatory and transformation risks, we face general market and operating risks. These risks may arise from changes in economic conditions both in Australia and the world, actions by our competitors and changing consumer trends.

Issue	Description	Risk Impact

Continued decline in high margin fixed line products and services	Our traditional fixed line (or PSTN) revenues declined by 6.7% in fiscal 2006 and are expected to continue to decline because of increasing competition, substantial regulatory impacts and the continued development of technologies that are able to offer increasingly viable alternatives to our PSTN services — such as mobiles and broadband services. This is a global trend and is expected to continue. PSTN revenues comprise a significant portion of our revenues and provide high margins and strong cash flows that enable us to invest in and develop our business.	The decline will continue and may accelerate. If we are unable to arrest the rate of decline, manage costs and grow alternative revenue sources in newer lower-margin products and services such as mobiles and broadband, our earnings and shareholder returns could be materially adversely affected.

Rapid technology change and convergence of traditional telecommunications markets	Rapid changes in telecommunications and IT are continuing to redefine the markets in which we operate. These changes are likely to broaden the range and capabilities and reduce the costs of infrastructure capable of delivering these products and services, leading to greater competition. We are responding through the modernisation of our networks, including building the new nationwide 3GSM 850 wireless network.	Future technology and market changes may create the need for other network changes at considerable cost to the Company.

Competition	Although the overall Australian telecommunications market has experienced growth, we have lost substantial market share in some key markets as a result of aggressive price competition, the development of new technologies and increased regulatory action. As a result, we have lowered the prices of our products and services. We have also implemented strategies to better understand our customers and concentrated on delivering diverse products and services to remain competitive.	We expect vigorous price competition to continue with competitors marketing aggressively to our high-value customers. The continued loss of market share or downward pressure on prices would have an adverse effect on our financial results.

	The Commonwealth Government has announced an $878 million scheme to subsidise internet service providers to supply broadband services in regional, remote and rural Australia.	The Commonwealth Government scheme is likely to increase facilities-based competition in regional, rural and remote Australia.

Joint investments	We are in joint control of some of our businesses like FOXTEL, Reach, our Hutchison network sharing partnership (3GIS), CSL New World and SouFun.	Certain key matters in these businesses require the agreement of our partners. This may negatively affect our ability to pursue our business strategies.

Network and system failures	Our networks are vulnerable to extreme weather, cable cuts and intentional wrongdoing. Hardware or software failures and computer viruses could also affect the quality of our services. Major customer requirements could be in excess of our capacity to supply.	Any of these occurrences could result in customer dissatisfaction and compensation claims as well as reduced revenue and earnings.

Future Fund as a substantial shareholder	The Commonwealth has announced its intention to proceed with T3 — the sale of in the order of A$8 billion of our shares to retail and institutional investors in October and November 2006. The Commonwealth will transfer the balance of its Telstra shares to the Future Fund. The Future Fund will have a substantial shareholding in Telstra which it will be free to sell after 24 months as it sees fit.

The Commonwealth may also issue directions to the Board of the Future Fund in relation to Telstra shares held by the Future Fund, including specifying how voting rights relating to the shares are exercised.	An anticipated sale by the Future Fund of large amounts of shares could reduce the prevailing market price for our shares, and could negatively impact the timing and effectiveness of our capital raising activities which could have an adverse impact on our cost of capital.

There is a risk that the Commonwealth could use its directions power to vote the Telstra shares held by the Future Fund to pursue Government objectives. There is also a risk that the interests of the Future Fund and / or Commonwealth may not be aligned with the interests of other shareholders, and the Future Fund could take actions that are not in the best interests of our shareholders.
10  www.nowwearetalking.com.au

Financial review
Financial review
The full year result was at the better end of the earnings guidance. Sales revenue growth was strong. Costs and earnings were impacted by transformation costs and increased competition. The fiscal 2007 year will be the highest spend year for our transformation.
•	Earnings decline as expected, EBIT down 20.7% to $5.5 billion and underlying EBIT down 6.9% to $6.5 billion.

•	Profit for the year declined 26.2% to $3.2 billion.

•	Total income increased 2.9% and sales revenue increased 2.7%.

•	Second half sales revenue up 3.9%.

•	Retail broadband revenue up 58%, mobiles revenue up 6.1% and Sensis revenue up 6.9%.

•	PSTN revenue decline slowed in the second half, down 6.7% for the year.

•	Operating expenses were up 13.8%; excluding transformation costs operating expenses were up 9.2%.

•	$962 million of net transformation costs all incurred in second half.

•	Free cash flow strong at $4.6 billion.

•	Final ordinary dividend of 14 cents per share, bringing total ordinary dividends declared to 28 cents per share.

•	Basic earnings per share decreased to 25.7 cents per share due to lower profit in the year.
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Financial review
The financial year was a story of two halves. The first half was characterised by modest sales revenue growth of 1.5% and a decline of 7.0% in earnings before interest and tax (EBIT). In the second half sales revenue grew 3.9% due to competitive offers, but transformation related costs along with costs to drive revenue growth pushed expenses higher, causing EBIT to decline 37%.
Over the financial year EBIT declined 20.7%, in line with our expectations of a 21% to 26% decline. Excluding all transformation related costs, EBIT declined 6.9% to $6.5 billion.
Sales revenue increased by 2.7% to $22.8 billion. Domestic sales revenue increased by 2.2% to $21.0 billion.
Sales revenue grew 3.9% in the second half following continued growth in broadband, mobiles and Sensis. To stabilise the decline in fixed line (PSTN) we introduced new product plans tailored to specific customer segments.
Operating expenses (before finance costs, income tax expense and depreciation and amortisation) increased by 13.8% to $13.5 billion. Excluding transformation costs of $542 million, operating expenses were up 9.2% to $13.0 billion.
We continue to maintain a strong balance sheet with net assets of $12.8 billion.
Our free cash flow generation, that is, cash from operating activities less cash used in investing activities, remains strong at $4.6 billion from $5.2 billion in the prior year.
We have declared a final fully franked ordinary dividend of 14 cents per share, bringing ordinary dividends per share declared for fiscal 2006 to 28 cents per share. Total dividends paid in fiscal 2006 amounted to 40 cents per share.
OUTLOOK *
The fiscal 2007 year will be the largest transformational spend year.
We expect first half earnings to decline between minus 17% to minus 20%, but the declines will be more than offset in the second half. This variation in performance from first half to second half is purely a result of timing changes and not underlying business performance. For example, first half fiscal 2007 will include transformation costs unlike the first half of 2006, and the second half of fiscal 2007 will include the recognition of the Melbourne Yellow Pages print revenue, previously recognised in the first half.
For the full fiscal 2007 year we expect EBIT to increase by plus 2% to plus 4% and we intend to pay a fully franked ordinary dividend of 28 cents per share.

*	Guidance assumes no FTTN build, a Band 2 ULL price of $17.70 applying for wholesale customers for the remainder of fiscal 2007, no additional redundancy and restructuring provision and fiscal 2007 being the largest transformational spend year.
REVENUE
Broadband continues to deliver strong revenue growth. Retail broadband revenue grew 58% to $730 million driven by subscriber growth of 72%, taking total retail subscriber numbers to 1.5 million. Retail market share jumped 3 percentage points to 44%.
Wholesale broadband revenue was up 77% to $461 million driven by strong subscriber growth of 61% to 1.4 million.
Mobile revenue increased 6.1% largely due to increased sale of mobile handsets, data traffic, international roaming and mobile interconnection revenues. 3G and Blackberry customers made a significant contribution to the 26% increase in mobile data revenues, with:
•	over 3 billion SMS messages, up 32%;

•	20.2 million MMS messages, up 81%; and

•	non SMS data revenue up 121%, as Blackberry subscribers increased 84%.
Sensis sales revenue increased 6.9% to $1.8 billion, growing 9% in the second half, compared to 5.3% growth in the first half. The second half revenue growth was led by Yellow Pages online and regional print directories.
Yellow Pages revenues grew by 5.8% to $1.2 billion, with print revenues growing by 2% to just over $1 billion, while Yellow Pages online revenue grew 54% to $124 million. White Pages revenues grew by 12% to $302 million, driven by strong performances from both print and online.
Pay TV bundling revenue increased due to the migration of customers to FOXTEL digital, as well as promotions during the period, offering minimal price installation and discounted packages.
PSTN revenue declined 6.7% to $7.5 billion. PSTN revenue declined 7.6% in the first half. We have slowed this to 5.8% in the second half. There has been a general reduction in PSTN volumes and yields have declined due to competitive pricing pressure and continuing customer migration to other products.
Sales revenue
12  www.nowwearetalking.com.au

Financial review
EXPENSES
Selected items from income statement

	2006	2005
Year ended 30 June	$m	$m	%

Labour	4,364	3,858	13.1
Goods and services purchased	4,730	4,211	12.3
Other expenses	4,427	3,815	16.0

Total operating expenses	13,521	11,884	13.8
Depreciation and amortisation	4,087	3,529	15.8

Total expenses	17,608	15,413	14.2
Labour expense grew 13.1% to $4.4 billion due to:
•	redundancy expense of $348 million, split between normal course of business redundancy costs of $178 million and current year transformation related redundancy costs of $170 million. These costs were associated with the reduction of our workforce by 3,859 staff (excluding the impact of the CSL New World merger in Hong Kong); total workforce now 49,443;

•	$186 million included in the overall restructuring and redundancy provision associated with making a further 2,600 staff reductions over the next two years; and

•	excluding redundancy costs, labour expense was up 1.7% mainly due to salary increases.
Goods and services purchased grew 12.3% to $4.7 billion due to:
•	cost of goods sold increased driven by mobile marketing campaigns;

•	mobile handsets subsidies increased as we compete aggressively in the market; and

•	network payments increased driven by volume increases of domestic mobile and SMS terminating on other carriers’ networks.
Other expenses grew 16.0% to $4.4 billion. Excluding transformation related costs, other expenses grew 12.5% to $4.3 billion. The main drivers of other expenses include:
•	maintenance costs associated with the existing 3G network;

•	higher consultancy costs due to transformation activities;

•	increased market research due to a focus on understanding customer needs; and

•	costs associated with property rationalisation, cancellation of server leases, and the decommissioning of certain IT platforms and operational and business support systems.
Depreciation and amortisation costs grew by 15.8% to $4.1 billion as we have accelerated depreciation and amortisation on our CDMA network, switching systems, certain business and operational support systems and related software totalling $422 million. Excluding accelerated depreciation and amortisation the increase would have been 3.9%.
BALANCE SHEET
Selected items from balance sheet

	2006	2005	change
As at 30 June	$m	$m	$m

Current assets	4,879	5,582	(703)
Property, plant and equipment	23,622	22,891	731
Total non current assets	31,296	29,629	1,667
Total assets	36,175	35,211	964
Total liabilities	23,343	21,553	(1,790)
Net assets/Equity	12,832	13,658	(826)
The increase in total assets of $964 million was mainly due to the net impact of the following:
•	a $731 million increase in property, plant and equipment, following assets acquired in the CSL New World Mobility merger and additional capital expenditure on our transformation, offset by depreciation expense;

•	a $782 million increase in superannuation assets following recognition of actuarial gains on the Telstra Superannuation Scheme; offset by

•	an $859 million decrease in cash and cash equivalents to pay dividends and interest on our borrowings.
The increase in total liabilities of $1.8 billion was due to:
•	a $930 million increase in total borrowings to fund our various working capital and business requirements as part of transformation and two special dividend payments; and

•	an increase of $860 million in other liabilities, such as trade and other payables following additional accrued expenditure in the rollout of the wireline and wireless networks and IT systems.
CASH FLOW
Selected items from cash flow statement

	2006	2005	change
Year ended 30 June	$m	$m	$m

Net cash provided by operating activities	8,562	8,960	(398)
Capital expenditure	(4,303)	(4,129)	(174)
Free cash flow	4,550	5,194	(644)
The decline in free cash flow to $4.6 billion was due to:
•	a $234 million decline in cash flow generated by our core business following the decline in our fixed line revenues and higher levels of expenditure as we commenced our transformation in the second half and increased marketing activity to drive revenue;

•	a $164 million increase in tax paid during the year due to an instalment rate correction by the Australian Taxation Office; and

•	a $246 million increase in investing cash flows generated mainly as a result of increased spend on building and upgrading our networks and systems to improve the customer experience as a result of our transformation.
We predominantly used our free cash flow to:
•	pay dividends to our shareholders of $4.9 billion, representing 40 cents per share (this included two special dividends totalling 12 cents per share); and

•	pay finance costs of $940 million to our debt holders.
These payments totalled $5.9 billion, $1.4 billion higher than our free cash flow. This excess was funded mainly by an increase in our net debt (borrowings less cash on hand) of $1.3 billion.
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Transformation strategy update
Transforming Telstra is a journey for us all
The journey to the New Telstra is a shared journey across all levels of the organisation. All of Telstra’s workforce are working hard to transform your company. We have launched a new vision and new cultural priorities across the organisation, all focused on improving the customer experience.
We are aiming to give customers a personalised, seamless experience that makes it easy for them to do what they want, when they want. We are listening to our customers; gone are the days when we told customers what they wanted.
We are empowering our people, we are competing to win and have a renewed philosophy that anything is possible. The stories over the next few pages will help demonstrate the real dedication and commitment of our employees as we continue our transformation to the New Telstra. These stories reflect the energy and focus of employees across the entire organisation.
We hope you find their stories enlightening.
14  www.nowwearetalking.com.au

Transformation strategy update
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Transformation strategy update
“ We are better equipped to recognise the unique needs of our current and future customers to ensure we deliver a superior service that they value.”
margarita caltieri Commercial Manager, TC&C
“ Thanks to our segmented model, we can now deliver a differentiated customer experience for each customer group.”
aisling Bannan strategy Manager, TC&C
market based management
cusTomer BeneFiTs
· provide customers with the products and services that are meaningful to them and complement their lifestyle
· offer products, services and applications to customers that are simple, intuitive, easy to use and accessible with one click
Aisling and Margarita work in the Consumer Marketing and Channels (TC&C) business unit. They have been heavily involved in implementing market based management since its launch in November 2005 as part of the CEO’s strategic and operations review.
Telstra is increasingly moving to offer customers needs based business and lifestyle packages leveraging Telstra’s full services product capability. This shift is being enhanced by the introduction of market based management to enable Telstra to better understand the range of needs and wants of its business and consumer customers.
We have undertaken extensive customer research, already completing 65,000 interviews. This level of research allows Telstra to differentiate itself from all competitors by creating offers that are relevant to the lifestyle of the individual segments. As a direct result of this research we have created seven consumer segments and five business segments and started to launch new offers into the market.
We launched subscription based pricing offers across the popular HomeLine® fixed line (PSTN) products, a direct result of listening to our customers.
Aisling and her segment launched ‘My Prepaid Online’. “Our research insights told us that younger customers in particular like to manage their services online. To address this we delivered ‘My Prepaid Online’ where customers can gain online access to a self service portal where they can recharge, view usage history, change offers and set alerts, ” Aisling said.
With the creation of new segments, we have realigned our organisation with our customers. Margarita and her team have changed the management reporting and analysis to align with these new segments. “We now have the detail to make more informed decisions on products and services we offer to our customers,” Margarita said.
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Transformation strategy update
“ We have completed the first phase of the core implementation on time and on budget.”
kerby lyons general Manager, Core Networks, Telstra Operations
“ having an in depth understanding of our customers’ businesses allows us to drive solutions to meet their needs and solve their problems.” Paul Bolton Account Director, TE&g next generation network cusTomer BeneFiTs · more reliable and robust core network · simpler and more consistent user experience · enables Telstra to offer new and innovative products and services, including iP telephony, video on demand, voice over broadband and BigPond services
Kerby is General Manager of Core Networks and is responsible for the network architecture, testing, implementation and platform management of the Next Generation Network (NGN) – which includes IP-MPLS Core, Multi-Service Edge and Broadband Network Gateway. Paul is an Account Director with Telstra Enterprise and Government (TE&G). He works with one of Telstra’s largest customers, Australia Post, to deliver solutions to align with its business needs across our product portfolio of voice, data, mobiles and services. The new IP Core platform will be 77 times faster than the existing platform capacity. It will provide users with more reliable and stable media and telephony services and expand dramatically the number and range of services any individual customer can use. “We will improve network performance by simplifying the existing network, removing legacy equipment and single points of failure, reducing operational complexity while introducing technology that supports new services,” Kerby said. The NGN project will improve the customer experience by enabling the provision of multimedia services. The modernisation of networks will further differentiate us from competitors, particularly in providing real value to our corporate customers.
Many of our corporate customers have already adopted IP technology. We are committed to leading the migration of corporate customers to the new IP world through providing integrated solutions and services. “The new network will allow corporate customers to design their business processes and applications much more with the outcome in mind rather than having to make ‘allowances’ for networks,” Paul said. In August, Telstra opened the Telstra Integration Laboratory. The laboratory will conduct end-to-end testing of the IP network and associated new products, enabling their smooth integration into Telstra’s network.
www.telstra.com  17

Transformation strategy update
“ Customers from outback Australia and in the capital cities will have access to the latest mobile network features, services and products including wireless broadband, content downloads and video calls.”
Vince Boffa Technology infrastructure Manager, 3gsM Development, Telstra Operations national 3 GSM 850 wireless network
cusTomer BeneFiTs · improved breadth and depth of coverage · wider range of services · faster data speeds and wireless broadband access · global roaming
Vince is the Technology Infrastructure Manager – 3GSM Development within the Engineering and Operations Wireless group. He is responsible for the technology associated with the 3GSM Development projects, focusing on the delivery of Telstra’s new 3GSM 850 wireless network. Vince and the 3GSM 850 team are on track to deliver the new 3GSM 850 network, including the new 3GSM 850 common core network. The common core network will be more reliable and have more capacity for both 2G and 3G customers. All of Telstra’s existing base-station sites are being upgraded to the new 3GSM 850 technology. In addition to the existing base stations, we are rolling out an additional 200 new 3GSM 850 base stations. Nationally, by 30 June 2006, over 60% of the 5,112 sites had equipment installed, and over 80% of the transmission lines are complete. Once completed the new network will provide 3G services, covering 1.6 million square kilometres and 98% of the Australian population. “Telstra’s investment in this new technology will reduce operating costs, improve network reliability and increase Telstra’s competitiveness by providing a great value proposition for customers,” Vince said. The 3GSM 850 network will deliver peak network speeds of 3.6Mbps at launch, increasing to 14Mbps by middle calendar 2007. The 3GSM 850 service will provide a much faster customer experience, whether it’s for mobile users or wireless laptop users. The current 3GSM 850 rollout is one of the fastest rollouts in global history, delivering our 3G vision.
18  www.nowwearetalking.com.au

Transformation strategy update
“ simplifying our systems, networks and products will reduce costs and make it easy for our customers.” David mason Products Lead Transformation Project, Telstra Wholesale
simpler systems
cusTomer BeneFiTs · improved customer service · integrated services · consistent customer experience across the range of Telstra products
David is the Product Lead for Telstra Wholesale on the transformation project, and his key focus is to drive change in how products are defined in the new systems and capturing product impacts from network rationalisation. Wholesale is leading the way in simplifying systems, by further developing the online ordering, billing and maintenance systems. “One of the key drivers of the transformation is to simplify our systems which will streamline and optimise how we do business with our customers,” David said.
We are also transforming the way we communicate, support, serve and bill our retail customers. The current systems are complex, and our consultants can use up to 7 different systems, and up to 80 different screens to handle a customer request. We are dramatically simplifying our systems and providing our employees a single system view of customers. Every interaction we have with customers will be simpler, better and faster. We will give our customers a seamless user experience in a 1-click, 1-touch, 1-button, 1-screen, 1-step way. We have signed contracts with key vendors, and our analysis shows a higher percentage of our customer care and billing requirements can be met through ‘out of the box’ solutions. This means low levels of modification and a reduction in the overall cost of ownership. Our investment in IT transformation and training will improve the customer experience and deliver the next wave of reductions to our front line functions as we further improve productivity through reduction in complexity and duplication.
www.telstra.com  19

Transformation strategy update
“ We are working towards a more flexible workforce that is better equipped to serve and satisfy our customers’ busy lifestyles.” kerry Davut senior Alerts Consultant Telstra Operations workforce excellence initiatives
cusTomer BeneFiTs · flexible work hours, aligned to customers’ changing lifestyles · improved customer service
Kerry works as a senior alerts consultant in the workforce management group. Her main role is to act as a facilitator to ensure a smooth transition of communication between people within the workforce management and wider delivery management team in Telstra Operations business unit. We are partnering with Accenture Learning, a global leader in the delivery of learning services to establish the Learning Academy. We are investing $210 million over five years in training. Telstra is undergoing a major transformation with the introduction of many new products and advanced technologies. The academy will equip technical and engineering staff with the right skills to build, operate and maintain next generation networks. The academy is a very important initiative in terms of the company’s transformation efforts as we endeavour to create speed and improve our relationships with customers – at every level. The first group of students graduated from the Telstra Learning Academy in late August. “Simpler and automated work allocation systems will enable field staff to better meet customer appointments within the allocated time frames,” Kerry said. We recognise our customers have busy lifestyles, and they shouldn’t have to adjust their timetable to fit in with Telstra’s. So we are working towards extending the rostered hours of our technicians to provide service on evenings and weekends. In addition, we are looking at new systems that will allow more work to be carried out remotely, without the need for a technician to attend the customer’s premises. We are committed to ensuring our technicians are one of the best equipped, enabled and trained workforces. One of our key initiatives is the installation of Global Positioning System (GPS) devices in our operational vehicles. GPS will provide the platform for a number of system enhancements to drive improved customer service and efficiency.
20  www.nowwearetalking.com.au

Regulation
Regulating Telstra is an issue for all of us
Regulations significantly diminish shareholder value by increasing Telstra’s costs and reducing the opportunity for Telstra to earn revenue and grow, and undermine the development of a sustainably competitive and financially healthy industry. We face substantial regulatory risks in our business which have had, and we expect will continue to have, a significant adverse effect on our operations and financial performance. This is an issue with which management is seriously concerned and committed to seek reform on behalf of Telstra shareholders.
www.telstra.com 21

Regulation
Regulation
The regulatory environment is the one disappointing aspect of the past year. The Australian Competition and Consumer Commission (ACCC) recently expanded the scope of and extended for a further three years mandated competitor access to our fixed network and has indicated access prices which are well below our estimates of the costs of supply. This regulation slows or diverts investment that would otherwise be used to improve our customers’ experience, earn a competitive return for shareholders and provide infrastructure and advanced services that Australia needs to be globally competitive.
We have set out the main regulatory issues that impact on Telstra in the following matrix.
Issue
unconditioned local loop (ULL)
ULL is the use by our competitors of copper wire that runs between a customer’s premises and the Telstra exchange. The copper wire forms part of Telstra’s copper access network which Telstra is responsible for maintaining, including rectifying any faults on the network.
operational separation
Under legislation introduced in September 2005, Telstra is required to prepare an operational separation plan and if we breach that plan and do not follow a rectification plan, Telstra can be subjected to fines of up to $10 million.
The legislation allows the Minister for Communications to determine the contents of the plan and any rectification plan.
competition rule
Telstra must not engage in anti-competitive conduct in breach of the competition rule.
fibre-to-the-node (FTTN)
As part of the transformation strategy announced in November 2005, Telstra announced plans for an extensive fibre-to-the-node (FTTN) network, which would provide high speed broadband services widely throughout Australia.
national 3GSM 850 wireless network
We announced in November 2005 our 3G network plan to build a single, super fast national 3G wireless network using the 850Mhz frequency.
22 www.nowwearetalking.com.au

Regulation

Description	Progress

The ACCC advocates ‘geographically de-averaged’ ULL prices. This means competitors pay lower rates for access to copper wire in metropolitan areas (Band 2) than in regional or country areas. This encourages our competitors to offer services in profitable metropolitan areas with little or no regard to regional Australia, which is left for Telstra to service at considerable cost. The ACCC has over time reduced the prices it believes Telstra should charge for ULLs.
In December 2005, Telstra submitted an undertaking with a single national average price of $30 per month. This undertaking was rejected by the ACCC in August 2006. Telstra has appealed the decision to the Australian Competition Tribunal.

In August 2006, the ACCC issued decisions in several disputes between us and our competitors setting an interim price of $17.70 per month in Band 2. This lead us to revise downwards our earnings forecast for fiscal 2007.

Telstra has received the same outcome for the remaining interim determinations.

The legislation provides extensive powers to the Minister for Communications to dictate the structure of our business.	The plan accepted by the Minister places additional burdens on us with numerous restrictions on the way we run our business. The real risk lies in the power of the Minister to by-pass the Board and management to dictate the way Telstra conducts its business.

In December 2005, Telstra increased its prices for fixed line access provided to competitors to allow a greater recovery of the average costs of providing that access. The ACCC considers this conduct to be a misuse of market power. A competition notice was issued against Telstra in April 2006, exposing the company to potentially significant fines if the ACCC position is upheld in Court. The maximum potential penalties which had accrued at 31 August 2006 exceed $380 million and are accruing at $3 million per day.
ACCC enforcement proceedings are yet to commence.

Optus has issued proceedings in the Federal Court which, in part, rely on the competition notice and seek damages, a refund and an injunction preventing us from charging the increased prices and recovering more of our costs.

Telstra will vigorously defend what it believes to be normal commercial behaviour.

FTTN was subject to obtaining a reasonable regulatory outcome from the ACCC including guarantees about what services would have to be provided to competitors and how much they would be required to pay.
No such outcome was achieved, and accordingly in August 2006 we announced that we would not invest in an FTTN network until we were satisfied that our costs would be recognised (especially those we incur in providing services to rural, regional and remote Australia). This has deprived Telstra of substantial operational savings and incremental revenues and deprives Australia of the significant benefits of widespread high speed broadband services.

This investment is being made in a highly competitive market but the ACCC has the power to mandate a mobile roaming service for our competitors to use our network. Such declaration would deprive Telstra of a unique coverage claim despite it alone having invested the capital necessary to make that claim.
In April 2006, Telstra sought urgent Government clarification on regulation of its 3GSM 850 network.

The Government has said this is a matter for the ACCC but notes the extent of competition in this area. The ACCC has stated it will monitor developments in the roaming market to decide if access should be mandated.
www.telstra.com 23

Senior management team and executive officers
senior management team and executive officers
1. Bruce Akhurst – LLB, BEc (Hons)
Group Managing Director Telstra Media Services & CEO, sensis
Bruce Akhurst is the Group Managing Director of Telstra Media Services and Chief Executive Officer of Sensis. Bruce also has management responsibility for our digital media strategy, which includes our 50% interest investment in FOXTEL. In March 2005 Bruce was appointed Chairman of the FOXTEL board. Prior to his appointment as CEO of Sensis, Bruce was group Managing Director Telstra Wholesale, BigPond® and Media Services and he also headed our Legal and Company Secretariat group and was Telstra’s Group General Counsel. Bruce joined Telstra as General Counsel in 1996 and became Group Managing Director in 1999. Before joining the Company, he was the Managing Partner at a national law firm. He has an Economics degree with Honours, as well as his legal qualification.
2. Geoff Booth
Group Managing Director, Telstra Country Wide
Geoff Booth was appointed Group Managing Director of Telstra Country Wide on 1 January 2006 after a 33-year career with Telstra. He served as a Regional Managing Director of Telstra Country Wide since its formation in June 2000, with responsibility for whole-of-business performance in Western Australia, South Australia (for all areas outside Perth and Adelaide) and the Northern Territory. Before moving to Telstra Country Wide, Geoff was National General Manager Business and Government – Energy and Resources, responsible for the sales force that account-managed Telstra’s largest customers in this sector. Between 1986 and 1990 Geoff was Commercial Business Manager for Western Australia, South Australia and the Northern Territory, responsible for sales and marketing activity in the region.
3. Phil Burgess – PhD
Group Managing Director, Public Policy and Communications
Phil Burgess was appointed group Managing Director, Public Policy & Communications on 15 August 2005. Phil has a long record of leadership in public policy and communications with broad experience as an academic, business executive, media commentator and writer on economic, political and cultural trends in the US and around the world. Prior to his appointment with Telstra, Phil has served most recently as president & chief executive of the National Academy of Public Administration in Washington, D.C. Phil also served as President of the Annapolis Institute, a U.S. think tank established in 1993 to help leaders manage change – at every level in both the public and private sectors. Phil also serves as a Visiting Professor of Policy Studies at UCLA’s public policy school, where he teaches in the graduate program on communications and culture.
4. Andrea Grant – BEd, DipTch
Group Managing Director, Human Resources
Andrea Grant was appointed Group Managing Director, Human Resources on 31 October 2005. Andrea joined Telstra from GM Holden where she was Executive Director, Human Resources; a position she held since 2001. Before joining GM Holden, Andrea was Human Resources Director of Merck, Sharp & Dohme (New Zealand) Limited. Andrea began her career in human resources in 1984 and has over twenty years experience in the field, working in both Australian and global businesses. Andrea holds a Bachelor of Education Degree and a Post Graduate Diploma in Teaching. In addition she is a graduate of the London Business School’s Advanced Development Programme.
5. Holly Kramer – BA(Hons), MBA Mktg (Hons)
Group Managing Director, Telstra Product Management
Holly Kramer is the Group Managing Director, Telstra Product Management. Most recently, Holly held the role of Managing Director of Products, Wireless & Mobility, where she was accountable for the development and lifecycle management of Telstra’s wireless and mobility products and networks. In her previous position as Chief of Marketing for Telstra Retail, Holly was accountable for the strategic direction and implementation of marketing plans for the consumer and business markets. Before joining Telstra, Holly was General Manager of Marketing and Communications at eCorp. Prior to that, she spent three years as General Manager of Marketing with Ford Australia and five years in various marketing management positions with Ford Motor Company, USA. Holly has a BA (Hons) from Yale University and an MBA Mktg (Hons) from Georgetown University. She is Chair of the Australian Mobile Telecommunications Association (AMTA) and sits on the Boards of mNet Corporation and TelstraClear Limited.
24 www.nowwearetalking.com.au

Senior management team and executive officers
6. Kate Mckenzie – BA, LLB
Group Managing Director, Telstra Wholesale
Kate Mckenzie was appointed Group Managing Director, Telstra Wholesale on 16 January 2006. Kate joined Telstra in August 2004 as head of Telstra Regulatory. Within a year she was promoted to the role of Deputy Group Managing Director, Public Policy and Communication. Prior to joining Telstra, Kate was Director General of the NSW Department of Commerce. She previously held positions as the Director General of the NSW Department of Industrial Relations, General Manager of the WorkCover Authority of NSW, and Deputy Director General of the NSW Cabinet Office. During her career, Kate has been involved in the development and implementation of competition policy, energy reform, corporatisation and privatisation and Commonwealth/state negotiations on a range of complex policy issues. Kate holds a Bachelor of Arts/Bachelor of Laws from the University of Sydney.
7. Justin Milne – BA
Group Managing Director, Telstra BigPond
Justin Milne was appointed Group Managing Director of BigPond® in December 2005, following three years as BigPond® Managing Director. He is responsible for driving the growth of BigPond’s® brand and Telstra’s internet content. Under his direction, BigPond® has led the market in developing online content and applications. These efforts have been recognised with several national awards including the 2005 “best ISP’ award at the Australian Telecom Awards. Prior to his career at Telstra, Justin was CEO of OzEmail, formerly Telstra’s biggest ISP competitor, and Managing Director of the Microsoft Network in Australia. Justin is a former board member and past president of the Internet Industry Association. He holds a Bachelor of Arts from Flinders University.
8. David Moffatt – BBus (Mgt), FCPA
Group Managing Director, Telstra Consumer Marketing & Channels
David Moffatt was appointed Group Managing Director of the Consumer & Channels from 1 October 2003. The group’s activities encompass the provision of the full range of telecommunication products, services and communication solutions to consumer customers in Australia. The group also manages the mass market channels including inbound and outbound call centres, Telstra shops and Telstra dealers. David joined Telstra in February 2001 as Chief Financial Officer and Group Managing Director, Finance and Administration. Prior to joining Telstra, David was Chief Executive Officer General Electric, Australia and New Zealand and CEO of GE Capital in Australia and New Zealand. He joined General Electric in 1991. A graduate of Queensland University of Technology, with a Bachelor of Business (Management) David received the Chancellor’s Outstanding Alumnus in 2000 and was the Faculty of Business Outstanding Alumni award winner in that year.
9. Michael Rocca – MBA, DipEng, FAICD
Group Managing Director Telstra services
Michael Rocca is the Group Managing Director for the Telstra Services business unit. Michael was appointed Group Managing Director in August 2002 — an appointment that builds on three decades of experience in telecommunications over a variety of senior executive roles. Telstra Services comprises of 17,000 Telstra staff as well as an extensive contract workforce, and is the area of Telstra responsible for the end to end delivery of service to Telstra’s approximately 11 million customers over all of Telstra’s networks, including fixed line, mobile and satellite. Michael holds a Master of Business Administration, a Diploma of Engineering, as well as a range of qualifications in management. He is also a fellow of the Australian institute of Company Directors.
10. Deena Shiff – BSc (Econ) Hons, BA (Law) Hons
Group Managing Director, Telstra Business
Deena was appointed to the role of Group Managing Director, Telstra Business in January 2006. Prior to that, Deena held the role of Group Managing Director, Telstra Wholesale. Deena started her career in telecommunications with the former OTC Ltd in 1989. Deena held a number of positions in Telstra, including General Manager Corporate Affairs in the International Business Unit. Between 1995 and 1998 Deena was a partner in the Corporate Advisory Section of the law firm Mallesons Stephen Jacques. Deena rejoined Telstra in 1998 as Director of Regulatory. Deena has held a number of non-executive directorships in both the telecommunications industry and other sectors. Deena has a degree from the London School of Economics and a law degree from Cambridge University. She was admitted to the Bar in London in 1981.
11. John Stanhope – BCom (Economics & Accounting), FCPA, FCA, FAICD, FAIM
Chief Financial Officer, Group Managing Director and Finance & Administration
John Stanhope was appointed to the role of Chief Financial Officer and Group Managing Director, Finance & Administration from 1 October 2003. He is responsible for finance, treasury, risk management and assurance, corporate planning, reporting and analysis, business services, investor relations and the Office of the Company Secretary. John previously served as Director, Finance. In this role, which he assumed in 1995, he contributed to T1 and T2, cost reduction programs, growth strategies, debt raising, capital management and organisational restructures. Since joining Telstra in 1967, John has held a range of senior financial management positions including General Manager, Strategy and Finance – Special Business Products; General Manager, Finance and Business Planning – Network Products; and Executive General Manager – Business Support Services. In 2003, John was elected as National President to the Group of 100 for a two year period. He was also appointed as a member of the CPA Australia’s Professional Education Board for a three year term and is chairman of the Business Coalition for Tax Reform. John is a director of Telstra super, TelstraClear, Sensis Pty Limited and the Telstra Foundation, and is Chairman of CSL New World Mobility Ltd, 3GIS, and REACH. John was appointed as a member of the Financial Reporting Council in 2006.
12. William Stewart – BSc (Mathematics & Physics)
Group Managing Director, Strategic Marketing
Bill Stewart was appointed Group Managing Director of Strategic Marketing in July 2005. Prior to his appointment at Telstra, Bill was Executive Vice President of Strategic Marketing at Orange SA, based in London. Bill has over twenty-five years experience in the communications industry, including positions at Harris Corporation, GTE Corporation and US West. Bill has an excellent record of achievement in driving customer-focused strategies and world class marketing in the US and Europe.
13. David Thodey – BA, FAICD
Group Managing Director, Telstra Enterprise and Government
David Thodey joined Telstra in April 2001 as Group Managing Director of Telstra Mobile. He was appointed to the position of Group Managing Director, Telstra Enterprise and Government in December 2002 and is now responsible for the Company’s corporate, government and large business customers. Before joining the Company, David was Chief Executive Officer of IBM Australia/New Zealand and previously held several senior executive marketing and sales positions within IBM. David is the chairman of TelstraClear in New Zealand, and is also the chairman of the KAZ Group. He holds a Bachelor of Arts in Anthropology and English from Victoria University in New Zealand. David attended the Kellogg Post-Graduate School General Management Program at Northwestern University in Chicago.
14. Greg Winn
Chief Operations Officer
Greg Winn was appointed Telstra’s Chief Operations Officer (COO) on 11 August 2005. His responsibilities include Telstra services, Product Management, Billing, Credit Management, Procurement, Strategic Supplier Relations and Network, Information and Wireless Technologies. Greg also manages the cross company Program Office. Greg Winn has more than 30 years experience in the telecommunications industry, with more than 10 years experience as a senior operations officer. Prior to joining Telstra, Greg served as Executive Vice President, Operations and Technologies at us West, where he established and led major initiatives to increase productivity through process and technology improvements. Greg held positions in network services, corporate finance, small business services, product management, marketing and sales. Greg attended Arizona State University.
For a full discussion of the remuneration and benefits paid by the company to the directors and officers see the Remuneration Report in the directors’ report of this annual review on pages 44 to 59.
www.telstra.com 25

Business unit summary
Business unit summary
As the business transforms, so does the structure of the business – during the year we aligned the business with our customers. This saw the creation of Telstra Business, a new business unit focused on our small and medium enterprise (SME) customers.
We consolidated several business units into Telstra Operations under the Chief Operations Officer. Telstra Operations combines Telstra Services (formerly known as Infrastructure Services), Telstra Technology, Innovation and Products (TTIP) and Operations Support. Within the Operations group, we created a new Product Management group responsible for delivering new products that work together, deliver value to our customers and differentiate us from our competitors.
We also created a new Strategic Marketing business unit, responsible for the co-ordination and delivery of marketing activities across the company and market segments.
BIGPOND
OVERVIEW
Telstra BigPond® is Australia’s leading Internet Service Provider (ISP) with more than 2.5 million broadband and dial-up customers. BigPond offers retail internet access to Australians through a range of technologies (ADSL, Cable, Wireless, Satellite, ISDN and Dial-Up) in conjunction with a broad range of value added services and award-winning content.
PERFORMANCE HIGHLIGHTS FOR THE YEAR TO 30 JUNE 2006
•	Retail broadband revenues grew 58% in 2005/06 from $463 million to $730 million.

•	Retail broadband market share increased from 41% to 44%, and subscribers increased by 72% to 1.5 million.

•	BigPond Contact Centres ranked number one in ISP phone and email based customer support for the period October to December 2005.

•	Named ISP of the year by the Australian Telecom Magazine Awards.

•	BigPond passed the 1 million ADSL customer mark – representing a doubling of the BigPond ADSL customer base in less than 12 months.

•	Between January – June 2006, the number of BigPond Wireless Broadband subscribers almost doubled.
BIG YEAR FOR INNOVATION
•	BigPond Wireless Broadband (EVDO) was launched in August 2005, providing wireless internet access at broadband speeds to over 49% of the population.

•	In February, BigPond launched Cable Extreme™, increasing the maximum available speed on Telstra’s Cable network from 8Mbps to up to 17Mbps.

•	BigPond Movie Downloads was launched in February, Australia’s first legal movie download service. This complements the existing BigPond Movies service, Australia’s largest online DVD rental service with more than 20,000 titles consumers can select via their PC and have delivered to their door.

•	BigBlog was launched in March, a service where people create web log diaries to share their thoughts, comments, stories, interests and adventures, hosted online on BigPond.

•	BigPond launched Games Shop in June, an online games download store, enabling customers to purchase then download video games to their computers.

•	During the 2006 Melbourne Commonwealth Games BigPond provided Telstra mobile customers with 3G and online services including live video streams, news, event information and athlete profiles.

•	Cross Product Delivery – BigPond is working to deliver cross platform content offerings to drive BigPond broadband subscription and revenue growth.
OUTLOOK
BigPond will continue to focus on growing broadband subscribers, the provision of content and value added services and improving the customer experience.

26 www.nowwearetalking.com.au

Business unit summary
SENSIS
OVERVIEW
Sensis is Telstra’s fully owned advertising subsidiary and Australia’s leading information resource. Sensis is making complex lives simpler by helping Australians find, buy and sell. Sensis provides advertising, search, mapping and IT solutions to Australian businesses and Government and connects buyers and sellers through a network of print, online, wireless, satellite navigation and voice solutions.
PERFORMANCE HIGHLIGHTS FOR THE YEAR TO 30 JUNE 2006
•	Sales revenues grew by 6.9% from $1,708 million to $1,826 million, driven by a strong Yellow Pages® non-metropolitan directory, continuing White Pages® growth, 46% growth in online revenue and strong performances in emerging businesses.

•	EBITDA margins increased from 53.2% to 54.8% with strong margin growth in online.

•	EBIT (before one-off items) increased 10.2% from $845 million to $932 million.

•	25% growth in Yellow Pages® OnLine display customers.

•	An average of 12.75 million Australians now use Sensis products over ten times each per month[1].

•	27% growth in usage of Sensis online sites[2].

•	150% growth in unit sales of Whereis® satellite navigation content and 56% growth in usage of the Whereis.com website[3].
INNOVATION DRIVING USAGE AND REVENUES
•	Introduction of transactional capabilities on Trading Post® OnLine, allowing users to buy and sell, make offers, ask questions of advertisers, monitor purchases and provide feedback and ratings.

•	Launched GoStay®: a new print, online and voice entrant in the lucrative accommodation market.

•	New information services to support users including Choice™ Buyer Guides for Yellow Pages® OnLine and print and new auto content in Trading Post Auto.

•	Launch of new services to broaden value to both buyers and sellers, including:
1.	An Australian-first click to call trial on sensis.com.au.

2.	Sensis® Mobile – Australia’s first location-aware search engine.

3.	Sensis® SMS – Australia’s first SMS search service.

4.	New interface and functionality upgrades for Yellow Pages® OnLine, White Pages® OnLine and Whereis.com.
OUTLOOK
Sensis is an integral part of Telstra’s overall strategy and vision and will continue to innovate to drive user and advertiser value and growth. Sensis will build on its 2006 successes by defending and growing print revenues and margins, driving continued rapid growth online and managing new growth opportunities in its emerging satellite navigation, digital marketing services and transactional businesses.
USAGE STATS

	Average	Average
	Monthly	Monthly	%
Unique Browsers	Apr 05-Jun 05	Apr 06-Jun 06	Change
Sensis Aggregate	5,860,633	7,411,108	26.5%
whitepages.com.au	2,960,306	3,437,435	16.1%
yellowpages.com.au	1,883,803	2,290,768	21.6%
Whereis.com.au	1,166,204	1,820,280	56.1%
Trading Post®	1,051,085	1,487,142	41.5%
sensis.com.au	682,178	1,049,838	53.9%
Source: Nielsen//NetRatings Site Census, Apr 05-Jun 06
CONSUMER MARKETING AND CHANNELS
OVERVIEW
Telstra Consumer Marketing and Channels is responsible for serving consumer customers. Using market based management and product bundling offerings across the consumer segment it offers a full range of products and services including fixed and wireless data, mobiles, internet broadband, PayTV and integrated products and services bundles. The division utilises market based management to meet the needs of the customers through Telstra’s consumer call centres, licensed shops and dealer networks with Telstra service product offerings.
PERFORMANCE HIGHLIGHTS FOR THE YEAR TO 30 JUNE 2006
•	Total revenues from external customers declined marginally in 2005/06 from $8,931 million to $8,897 million.

•	Mobile revenue grew by 6.1% to $4,972 million driven by strong data growth of 26%.

•	Mobile customers increased by 3.2% to 8.5 million.

•	Meeting our commitments:
-	Whilst overall multi-product holdings have increased by 5%, three product holdings are up by 25% and four products by 26% indicating an increased customer preference for bundled options.

-	Mobile data as a percentage of revenue has increased to 19%.

-	Our 3G wireless customers as a percentage of our customers has increased with very strong 3G subscriber growth in the last quarter.

-	Online transactions are a continued focus.
•	Slowed PSTN revenue decline from 7.6% in the first half to 5.8% in the second.
FOCUS ON DELIVERING A TRULY UNIQUE CUSTOMER EXPERIENCE
•	Using market based management principles, the division has identified seven customer segments, each segment having its own dedicated management team to focus on delivering customer value propositions unique to the customers in that segment.

•	The 3G mobile network was launched offering video calling and a richer content experience on mobile phones to meet our customers’ increasing use of data services.

•	The Melbourne 2006 Commonwealth Games showcased new and innovative developments on 3G mobile networks, such as Live TV broadcasts.

•	The launch of HomeLine® subscription pricing plans for fixed lines is an example of our focus on customer responsive offers.

•	Two new call centres were opened in Darwin and Cairns, reflecting our geographically diverse customer base.
OUTLOOK
Telstra Consumer Marketing and Channels will continue to design, develop and deliver products and services based on the needs of its customers. Using the principles of market based management it will deliver a broader range of integrated and innovative products and services that are flexible, reliable, simple and are capable of meeting customer needs.

(1)	Roy Morgan Single Source Australia, April 2005 – March 2006. Source Australians 14+.

(2)	Source: Nielsen//NetRatings Site Census, Apr 05 – Jun 06.

(3)	ibid.
www.telstra.com 27

Business unit summary
COUNTRY WIDE
OVERVIEW
Telstra Country Wide is responsible for the sales, services and management of customer relationships in regional, rural and remote parts of Australia and the development and delivery of innovative communication solutions to meet the needs of customers living in these areas.
PERFORMANCE HIGHLIGHTS FOR THE YEAR TO 30 JUNE 2006
•	Upgraded another 410 exchanges in regional Australia with ADSL, bringing broadband access to another 152,000 Australians under the Commonwealth Government’s HiBIS and Broadband Connect schemes.

•	Broadband and mobile data coverage was also extended through the expansion of the EVDO network to another 272 sites, bringing coverage to nearly half of the country’s population.

•	Launch of the residential HomeLine® Ultimate plan in April 2006 provided access to no charge STD calls for the first time and has proven immensely popular with TCW customers in outer metro and regional centres.
COMPETITIVE ADVANTAGE
•	Area General Manager offices are located across Australia which draw on the strengths of other Telstra groups to meet the priorities of its customers. This local presence model has proven so successful that it has been extended to metropolitan areas.

•	To support and leverage Telstra’s new market based management approach TCW has recently established Local Area Marketing teams across Australia to work with its Area General Managers and the rest of Telstra to execute targeted, localised campaigns and conduct research to better understand and meet regional customers’ telecommunications needs.

•	The TCW Advisory Board engages regularly with government authorities, businesses, community groups and individuals to understand first-hand the communications issues that matter to people in outer metropolitan, regional, rural and remote Australia. The Advisory Board membership is made up of business and community leaders from across regional Australia.
OUTLOOK
Telstra’s transformation will change the technology landscape in country Australia and have a profound impact on the delivery of services to regional, rural and remote customers. The launch of 3GSM 850 will bring high speed wireless broadband and new features such as video calling and content rich entertainment to many areas for the first time. It will also provide a broadband solution to those customers who have good mobile coverage but live outside the distance limitations of ADSL.
ENTERPRISE & GOVERNMENT
OVERVIEW
Telstra Enterprise and Government (TE&G) is the leading provider of information communication and technology (ICT) services and solutions in Australia and New Zealand, providing unique and integrated voice, data, mobile, services and solutions that are valued by our 1,400 Enterprise and Government customers.
PERFORMANCE HIGHLIGHTS FOR THE YEAR TO 30 JUNE 2006
•	Total revenues from external customers grew 0.8% in 2005/06 from $4,570 million to $4,607 million.
•	New wave revenue grew 16% and now accounts for 37% of the revenue base.
DIVESTMENT OF AAS
On 31 August 2006, Telstra sold the superannuation administration business of the KAZ Group – Australian Administration Services (AAS) – to Link Market Services for $215 million. A decision was made to sell AAS after it was determined that it was no longer strategic and not a core part of our business. Our profit from the sale will be approximately $56 million.
DRIVING THE TRANSFORMATION JOURNEY
Two years ago, TE&G started its own five year transformation program to become the leading ICT provider in Australia and New Zealand. Since the overall company transformation was launched last year, TE&G has continued on its journey with the implementation of three key strategies:
1.	Leading IP migration in the market;

2.	Building an exclusive suite of Telstra only applications, services and solutions;

3.	Differentiating on customer service and value creation.
TE&G will continue to focus on bundling IT services, value-adding solutions and high-quality carriage offerings to our customers to fundamentally change the way they operate their businesses.
EXAMPLES OF HOW WE ARE HELPING ENTERPRISE AND GOVERNMENT CUSTOMERS DO MORE THINGS IN MORE WAYS AND IN MORE PLACES:
•	Scalable Broadband: By restructuring the telecommunications of 1,600 Victorian schools, we were able to provide high-speed on line access to the world’s best learning resources – including online multimedia learning applications and video streaming.

•	Speech Recognition Solutions: Through advanced speech recognition systems and store locater technology we were able to help connect mobile phone users to their nearest Domino’s Pizza, anywhere in Australia.

•	Wireless Satellite Technology: With state of the art satellite technology Newmont Mining’s geochemical and drilling reports can now be transmitted from the outback in ‘real time’, ensuring quicker analysis and rock solid findings.

•	IP Networking: With their own secure high speed IP network, Toyota now has the ability to track the progress of each and every vehicle from factory to delivery 24 hours a day at a fraction of the cost they used to incur.

•	Mobile Broadband: With wireless data transfer technology, AAP journalists can now report over 4,500 news stories and pictures a day, around the clock and in near ‘real time’.
OUTLOOK
TE&G will continue to focus on partnering with our customers to provide innovative products and solutions that add value to their business.
28 www.nowwearetalking.com.au

Business unit summary
WHOLESALE
OVERVIEW
Telstra Wholesale is Australia’s leading full service wholesaler of innovative telecommunications solutions and network capacity. Telstra Wholesale provides a wide range of wholesale products and services to the Australian domestic market including fixed, wireless, data and internet, transmission and IP, interconnection and access to Telstra’s network facilities.
PERFORMANCE HIGHLIGHTS FOR THE YEAR TO 30 JUNE 2006
•	Total revenues from external customers grew 15% in 2005/06 from $2,267 million to $2,607 million.
•	Broadband growth continues to be a significant contributor to the wholesale product portfolio with DSL services increasing by 70%.
AUTOMATION DELIVERING TANGIBLE BENEFITS
•	As part of Telstra Wholesale’s continuing efforts to enhance performance and reduce costs, we have furthered the development of our online ordering, billing and maintenance systems. The level of automation has improved this year by 11 percentage points to 70%.
•	Increased automation benefits include:
1.	Enhanced staff efficiency – 30% increase in the number of services processed per employee.

2.	Faster work turn-around time – wholesale customers are ordering a greater number of services which are being supplied in a shorter time.

3.	Ongoing improvements – the recently launched LinxOnline™ Service that allows customers to log and track faults online continues to grow and improve, with customer usage more than doubling. Nearly 60% of service faults are now being managed online.
OUTLOOK
Telstra Wholesale is committed to building strong commercial relationships that encourage and enable existing customers and new participants to succeed by providing the support and solutions needed to grow their business.
TELSTRA BUSINESS
OVERVIEW
Telstra Business was formed at the end of January 2006 to better serve the telecommunications needs of Australian small and medium businesses. Telstra Business is committed to improving our customers’ businesses through the delivery of telecommunications solutions and services.
PERFORMANCE HIGHLIGHTS FOR THE YEAR TO 30 JUNE 2006
•	Total revenues from external customers declined marginally in 2005/06 from $3,099 million to $3,053 million.
•	Created a new business unit dedicated to serving small and medium enterprises (SME).
DEDICATED TO BUSINESS CUSTOMERS
•	Our formation has brought together a team of approximately 2,000 staff focused on serving the business market. This consolidation incorporates a range of functions including a business-focused marketing team, as well as a sales and service workforce serving our customers via account management, dedicated contact centres, shops, dealers and resellers.
•	Using market based management principles, the division has identified five business segments, each segment having its own dedicated marketing team to focus on delivering services and solutions relevant to the customers within that segment.
OUTLOOK
Telstra Business will focus on providing SME customers business solutions that allows them to do business their way.
www.telstra.com 29

Business unit summary
TELSTRA OPERATIONS
OVERVIEW
Telstra Operations has responsibility for the cross-company Program Office, Telstra Services, Network and Technology, Wireless, IT Services, Product Management, Procurement, Strategic Supplier Relations, Credit Management and the Billing Directorate.
KEY ROLE IN IMPLEMENTING TRANSFORMATION STRATEGY
Telstra Operations is playing a key role in the transformation of the company, leading eight out of the ten key strategic initiatives. Operations is building the next generation network and national 3GSM 850 wireless network, leading the IT transformation, driving operational improvements through its workforce excellence and staff training programs and developing new products to meet the needs of Telstra’s customers.
Telstra is partnering with some of the world’s leading suppliers, accessing their global experience and “off the shelf” solutions. They include Alcatel, Accenture, Cisco and Ericsson.
HIGHLIGHTS FOR THE YEAR TO 30 JUNE 2006
•	Creation of cross-company Program Office to identify and prioritise opportunities for streamlining, implementing and coordinating all aspects of the company’s transformation strategy.
•	Adoption of the one factory approach to improve customer service delivery and satisfaction. One factory is driven by four key principles – do it once, do it ‘right’ for the customer, do it in an integrated way and do it at a lower unit cost.
•	Nationally, by 30 June 2006, over 60% of the 5,112 3GSM 850 base stations had equipment installed and over 80% of the transmission lines were completed.
•	Successfully completed first video call on the 3GSM 850 network between country Victoria and Sydney.
•	One third of next generation IP Core network deployed since 1 July 2005.
•	Successfully tested and integrated Alcatel IP-DSLAM technology into the Telstra network.
•	Negotiated contracts and selected vendors for some key elements of the IT transformation.
•	Launched a $210 million five-year training initiative to equip field technicians, engineers and marketing staff with the right skills to build, operate and maintain next-generation networks and interact better with customers.
•	Driven a “benefits now” program which has delivered:
-	annualised property saving of $14 million – or 44,911 metres squared;

-	$70 million in savings through a device sourcing agreement with Brightstar;

-	reduction in ADSL Held orders by adding new and fixing faulty ports in exchanges.
OUTLOOK
As Telstra continues its transformation, Telstra Operations will be the engine room which delivers the new infrastructure and systems that will improve the customer experience.
FOXTEL
OVERVIEW
Telstra owns 50% of Australia’s leading subscription television provider, FOXTEL. In March 2004, FOXTEL Digital was launched, offering subscribers a vastly expanded array of channels and the chance to experience the benefits of a range of interactive television applications. Since that date FOXTEL has continued to build on the success of Digital by rolling out enhanced interactive features and by launching the FOXTEL iQ, a powerful personal digital recorder.
PERFORMANCE HIGHLIGHTS FOR THE YEAR TO 30 JUNE 2006
•	FOXTEL became profitable for the first time in January 2006 and has remained so since.
•	FOXTEL recorded EBITDA for the year of $169 million, an improvement of $178 million on the EBITDA loss of $9 million for the previous year.
•	FOXTEL recorded a $4 million profit before tax, which represents a $160 million turnaround on the previous year loss of $156 million.
•	Direct connected subscribers increased 10% for the year to 1,129,000.
•	More than 1 million subscribers now use the FOXTEL Digital service (representing around 90% of the customer base) with 10% subscribing to iQ, FOXTEL’s Personal Digital Recorder.
•	In mid-May, FOXTEL announced an Australian-first programming agreement with Twentieth Century Fox Television Distribution. Under the deal, Fox awarded long-term future Australian television rights to FOXTEL with access to first-run rights. FOXTEL has also announced output programming deals with Buena Vista Television, CBS Paramount, NBC Universal, Warner Bros and Mark Burnett Productions.
INNOVATION
•	FOXTEL negotiated a contract extension for movie supply from four major Hollywood studios (Paramount, NBCUniversal, Sony and Twentieth Century Fox) that, together with Liberty Media, are partners in the Premium Movie Partnership (PMP), suppliers of the Showtime, Showtime 2 and Showtime Greats channels. The renegotiation extended the existing agreement between FOXTEL and PMP to December 2013 and delivered a discount on PMP pricing effective from the signing of the deal.
•	During 2006 FOXTEL relocated to Australia’s most advanced digital broadcasting facility.
OUTLOOK
FOXTEL Digital will continue to deliver a superior entertainment experience to its subscribers. FOXTEL also will continue its investment in expanding its offering and the value of subscription through future potential innovative services such as iQ2go, mobile TV services and video on-demand services, while retaining its focus on delivering improved business performance.
30 www.nowwearetalking.com.au

Business unit summary
INTERNATIONAL OPERATIONS
CSL NEW WORLD MOBILITY GROUP
OVERVIEW
In February 2001, we acquired a 60% ownership interest in CSL, followed by the remaining 40% ownership in June 2002 as part of our redemption of a convertible note from PCCW. In March 2006, we merged the CSL entity with New World PCS Limited to form the CSL New World Mobility Group (CSLNW), a Hong Kong mobile operator of which we own 76.4%.
PERFORMANCE HIGHLIGHTS FOR THE YEAR TO 30 JUNE 2006
•	Total income (includes three months of New World) increased 12.1% from HK$4,308 million to HK$4,831 million.
•	Delivered revenue growth despite a difficult operating environment, characterised by significant market competition and local voice price erosion.
•	EBITDA increased 9.3% from HK$1,272 million to HK$1,390 million.
•	In February 2006, the company announced the launch of Hong Kong’s first 3G Mobile TV service enabling customers to enjoy a variety of news and infotainment stations.
CSL AND NEW WORLD MERGER COMPLETED ON 31 MARCH 2006
•	Merger brought together CSL, Hong Kong’s premium provider of mobile voice and data services, and New World PCS; which targeted value conscious customers with a low cost business model.

•	The merged entity provides a much broader customer base of 2.6 million for growth.

•	CSLNW continues to enhance its 3G network and promote 3G services through the deployment of pioneering technology and innovative applications.
OUTLOOK
The merger of Hong Kong CSL and New World PCS brings about synergies for both companies for further growth in the local mobile communications arena. The merged entity will continue to market services through different mobile brands – 1010, One2Free and New World Mobility – with each brand targeting different customer segments through a unique portfolio and market position.
SOUFUN
OVERVIEW
On 31 August 2006, we purchased a 51 per cent shareholding in SouFun, China’s leading real estate and home furnishing web site. Telstra made the acquisition at a total cash outlay of $342 million. SouFun provides an attractive entry point into China, one of the world’s fastest growing economies.
This investment is integral to the Sensis growth strategy of expanding into new geographic markets through the pursuit of partnerships that can deliver value to our shareholders.
OUTLOOK
SouFun is expected to contribute net revenue of $52 million and EBITDA of $18 million to the Telstra group in the 2007 fiscal year.
TELSTRACLEAR
OVERVIEW
A wholly owned subsidiary, TelstraClear is the second largest full service carrier in New Zealand. TelstraClear provides innovative voice, data, internet, mobile resale, managed services and cable television products and services to the New Zealand market.
PERFORMANCE HIGHLIGHTS FOR THE YEAR TO 30 JUNE 2006
•	Total income increased by 2.5% from NZ$676 million to NZ$693 million.
•	Revenue growth was driven by the full year impact of the national HomePlan offering in the consumer segment and a full year of Sytec revenue after its acquisition in November 2004.
•	EBITDA increased by 1.6% from NZ$122 million to NZ$124 million.
PROVINCIAL WIRELESS NETWORK BY JULY 2007
•	TelstraClear will build a wireless network in the growing provincial city of Tauranga. This will allow us to provide a local phone service, broadband and mobile offering to business and residential customers.
OUTLOOK
TelstraClear and the New Zealand market remain a strategically important market for our trans-Tasman customers and the combination of TelstraClear and Telstra enables us to provide customers on both sides of the Tasman with seamless communications and IT solutions.
REACH
OVERVIEW
REACH is a 50/50 joint venture with PCCW, which provides outsourcing services in support of Telstra’s and PCCW’s international voice and data services. REACH is also one of the world’s top carriers of international voice traffic. REACH operates and maintains voice and data switching platforms, satellite earth stations and a network of over fifty submarine cable systems, together with associated landing rights, backhaul, operating licences and bilateral agreements in most international markets.
PERFORMANCE HIGHLIGHTS FOR THE YEAR TO 30 JUNE 2006
Last year Telstra and PCCW reported a number of improvements to the REACH operating model, whereby REACH would provide voice and data services to the two shareholders in return for an outsourcing fee on a cost plus Mark-up basis. This year has focused on a consolidation of the new operating model. Data volumes continue to grow strongly and voice business volumes are stable.
OUTLOOK
Telstra and REACH will continue to focus on a range of initiatives armed at securing comprehensive international voice and data services at low unit cost.
www.telstra.com 31

Corporate social responsibility
Corporate social responsibility
At Telstra our corporate social responsibility vision is to connect with our people, customers, communities and suppliers in an accessible, healthy and environmentally sound way. Telstra is proud of its record supporting the community.
“In the aftermath of Cyclone Larry, Telstra people took satisfaction in being able to help the community in a time of great need.”
John Parkin, Telstra Services, Queensland (pictured above in Babinda, standing in the telephone exchange yard. The local RSL is the damaged building in the background).
Corporate Social Responsibility (CSR) reporting is managed by the Community Investment Team in the Public Policy and Communications business unit. However, all parts of the business have accountability for their own CSR activities.
This year, we participated in the third Business in the Community Corporate Responsibility Index, overseen in Australia by the St James Ethics Centre. We again scored higher than the average score achieved by the 29 companies participating. The Corporate Responsibility Index is a tool which assists Telstra to benchmark our performance in relation to CSR and identify both areas where we are doing well, and where we can implement action to improve our performance. We also regularly participate in the FTSE4Good and a number of ethical investment surveys and indices.
Our activity over the year included:
THE COMMUNITY
Telstra supported communities affected by natural disasters, such as Cyclones Larry and Monica, the Katherine Floods and a range of bushfires across Australia in January 2006. Our support efforts were aimed at helping people in affected areas maintain access to communications, and have contact with family and friends to advise them of their circumstances. Support included relief packages for affected customers consisting of:
•	free call diversion from fixed service to a mobile service of the customers’ choice, regardless of carrier;
•	Telstra mobile customers who report the loss of their Telstra fixed service due to these natural disasters will be charged at fixed line rates, in accordance with their selected HomeLine® plan, for local and STD calls made on their mobile service;
•	a one-off credit of $50 for Telstra mobile customers who do not have a fixed line phone and whose homes have been destroyed by bushfires; and
•	the suspension and reconnection at no cost of one fixed home phone and BigPond service per household, where homes were destroyed by the disaster.
Additional assistance varied according to the nature and impact of the event and included the distribution of pre-paid mobiles and phone cards to community agencies that were assisting in affected areas.
Telstra also provided assistance for customers who were affected by the Bali explosions in October 2005, the London explosions in July 2005 and the Pakistan earthquake in October 2005 including:
•	rebating calls from Telstra fixed and mobile services to check on the wellbeing of family members in the affected areas;
•	rebating of mobile calls for Telstra customers who were travelling in the affected areas to advise relatives in Australia of their circumstances; and
32 www.nowwearetalking.com.au

Corporate social responsibility
•	the rebate of calls for one month for Telstra customers or their family members who were hospitalised as a result of the incidents.
Telstra Friends, our volunteer network, donated more than 11,100 volunteer hours at 162 community events and raised in excess of $84,000 for charities. This year Telstra Friends undertook a major project in cooperation with the Australian Red Cross Blood Service to encourage staff to donate blood and increase awareness of the need for regular blood donations. On 19 October, 2005 on Telstra’s ‘Blood for Life Day’ more than 2000 Telstra staff donated blood on the one day at Red Cross blood banks nationally. Telstra Friends also continued to support the sponsorship commitment with Telstra Child Flight helicopter retrieval service by creating fundraising events and providing volunteer support that helped to raise over $37,000 to assist the service this year.
Now in its fifth year, the Telstra Foundation continues to support Australian children and young people to reach their potential and build stronger and more cohesive communities. Through the Foundation’s Community Development Fund and the Telstra’s Kids Fund, we supported 738 community projects and provided grants to the value of $4.28 million.
ENVIRONMENT
In 2005, the Sensis® Directory Recycling Program recycled 71% of old directories, saving more than 30,190 tonnes of paper.
The partnership between Telstra online billing and Landcare Australia resulted in the revegetation of over 142 hectares of land in rural Victoria. Telstra gives a donation to Landcare for each customer who switches off their paper bill.
We held a Mobile Muster Day at five of Telstra’s corporate buildings to raise awareness of the industry mobile phone recycling scheme. Over 1,000 phones and accessories were collected and recycled in one day. Following the success of this day, recycling bins have now been located at most Telstra mail rooms.
More information on Telstra’s environmental management system, policy and performance is available at www.telstra. com.au/environment.
WORKPLACE
Telstra has focused on enabling women to reach their full potential by identifying opportunities to move into senior management positions and providing support for women returning from maternity leave. Telstra has assisted women move into non-traditional roles through various pre-employment and career development programs both internally and externally.
The overall representation rate for women in senior management has improved from 21.1% in fiscal 2005 to 23.71% in fiscal 2006.
Telstra employees celebrated International Women’s Day through a series of Women Speaker Forums across the nation. Telstra also holds Foundation Partner member status with the Serious Women’s Business Conference and sent a host of high potential female employees to the conference in 2005.
Telstra celebrated National Aboriginal and Islander Day Of Celebration (NAIDOC) Week 2005 with a range of corporate and business unit level activities. Telstra also hosted lunches and morning teas for local indigenous communities such as the Thornbury Primary School in Melbourne, Victoria.
Telstra is committed to providing a flexible workplace which focuses on employee wellbeing and work life balance. Results are achieved through initiatives such as part time and job share guidelines, and Telstra’s commitment to health and wellbeing programs such as Skin Cancer Awareness Week and Healthy Heart Week.
MARKETPLACE
This year, Telstra provided over $200 million in benefits to low-income Australians through a range of concessions and products and services, available through the Access for Everyone package.
A 2005 survey showed high satisfaction among the users of the products and services provided through this package. In January 2006, Telstra launched an additional program in the package, the Telstra Phonecard Assistance Program, through which Telstra will provide community agencies with up to $1 million of Phonecards per annum to assist clients who rely on Telstra public payphones for their communications needs.
In July 2005, Telstra released a Big-Button/Multipurpose phone through our Disability Equipment Program. The features of the new phone help our customers who have difficulty reading or dialling numbers on their phone, holding a phone handset, hearing or making themselves heard on the phone or getting to the phone in time to answer it. It is one example of Telstra’s extensive range of products and services available to eligible customers through our Disability Equipment Program at no additional cost to their standard monthly phone rental. See our website www.telstra.com. au/disability/catalogue/equipment.htm for more information.
www.telstra.com 33

Board of Directors
1. Donald G McGauchie — AO
Age 56
Chairman
Mr McGauchie joined Telstra as a non-executive director in September 1998 and was appointed as chairman in July 2004. He is chairman of the Nomination Committee and is a member of the Remuneration Committee.
Experience:
Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to the government including the Prime Minister’s supermarket to Asia Council, the foreign Affairs Council and the Trade Policy Advisory Council.
Directorships of other listed companies — current:
Director, James Hardie Industries NV (2003- ) and Nufarm Limited (2003- ).
Directorships of listed companies — past three years:
Deputy Chairman, Ridley Corporation Limited (1998-2004);
Director, National Foods Limited (2000-2005) and Graincorp Limited (1999-2003).
Other:
Current: Director, Reserve Bank of Australia; Partner, C&E McGauchie — Terrick West Estate.
Former: President of the National Farmers Federation (1994-1998 );
Chairman, Rural Finance Corporation (2003-2004).
Awarded the Centenary Medal for service to Australian society through agriculture and business in 2003. Appointed an officer in the general division of the Order of Australia in 2004.
2. Solomon D Trujillo — BSc, BBus, MBA, Hon Doctor of Law Degrees (University of Wyoming, University of Colorado)
Age 54
Chief Executive Officer
Mr Trujillo joined Telstra as CEO on 1 July 2005.
Experience:
Mr Trujillo has spent his career in the communications sector where he managed fixed line, wireless, broadband and directory businesses and served as a leader in the shift to market-based management. He most recently served as CEO of Orange SA, one of Europe’s leading wireless companies. Mr Trujillo was chairman and CEO of US West until he retired in July 2000 after the company’s merger with Qwest Communications.
Directorships of other listed companies — current:
Target Corporation (1994-).
Directorships of listed companies — past three years:
Director, Electronic Data systems Corporation (EDS) (2005-2005), PepsiCo Inc. (2000-2005), Orange SA (2001-2005) and Gannett Co Inc (2002-2006).
Other:
Current: Member, World Economic Forum (2005- ) and UCLA’s School of Public Affairs (2000- ); Trustee, Boston College; Director, Tomas Rivera Policy institute (1991- ). Recipient, the Ronald H. Brown Corporate Bridge Builder Award in 1999 from President Clinton for his lifetime commitment as an advocate of workplace diversity.
3. Belinda J Hutchinson — BEc, FCA
Age 53
Ms Hutchinson joined Telstra as a non-executive director in November 2001. She has been a member of the Audit Committee since February 2005.
Experience:
Ms Hutchinson has had a long association with the banking industry and has been associated with Macquarie Bank since 1993 where she was an executive director. She was previously a vice president of Citibank Ltd.
Directorships of other listed companies — current:
Director, QBE Insurance Group Limited (1997-) and Coles-Myer Ltd (2005- ).
Directorships of listed companies — past three years:
Director, TAB Limited (1997-2004) and Crane Group Limited (1997-2004).
Other:
Current: Director, St Vincent’s and Mater Health Sydney Limited (2001- ); President, Library Council of New south Wales (2005- ) (member since 1997); and Consultant, Macquarie Bank Limited (1997). Former: Director of Energy Australia Limited (1997- 2005).
4. Catherine B Livingstone — BA (Hons), FCA, FTSE
Age 50
Ms Livingstone joined Telstra as non-executive director in November 2000. She is a member of the Audit Committee and the Technology Committee.
Experience:
Ms Livingstone has a degree in accounting and has held several finance and general management roles predominantly in the medical devices sector. Ms Livingstone was the chief executive of Cochlear Limited (1994-2000).
Directorships of other listed companies — current:
Director, Macquarie Bank Limited (2003- ).
Directorships of listed companies — past three years:
Director, Goodman Fielder Ltd (2000-2003) and Rural Press Limited (2000-2003).
34 www.nowwearetalking.com.au

Board of Directors
Other:
Current: Chairman, CSIRO (2001-); Member, Business/Industry/Higher Education Collaboration Committee (BIHECC).
Former: Chairman and Director Australian Business Foundation (2000-2005); Director, Sydney Institute (1998-2005); Former Member, Department of Accounting and Finance Advisory Board Macquarie University.
5. Charles Macek- BFc, MAdmin, FAICD, FCPA, FAIM, SF Fin, FCA
Age 59
Mr Macek joined Telstra as a non-executive director in November 2001. He is a member of the Audit Committee and Nomination Committee and is chairman of the Remuneration Committee.
Experience:
Mr Macek has a strong background in economics and has had a long association with the finance and investment industry. His former roles include 16 years as founding managing director and chief investment officer and subsequently chairman of County Investment Management Ltd.
Directorships of other listed companies — current:
Director, Wesfarmers Ltd (2001-) and Living Cell Technologies Limited (2006-).
Directorships of listed companies — past three years:
Chairman and Director, IOOF Holdings Ltd (2002-2003).
Other:
Current: Chairman, Sustainable Investment Research Institute Pty Ltd (2002-) and Financial Reporting Council (FRC) (2003-); Director, Williamson Community Leadership Program Limited (2004-); Victorian Councillor, Australian Institute of Company Directors; Member, New Zealand Accounting Standards Review Board and Investment Committee of Unisuper Ltd.
Former: Chairman,Centre for Eye Research Australia Ltd (1996-2003); Director of Famoice Technology Pty Ltd (2001-2004) and Vertex Capital Pty Ltd (2004-2006).
6. John W Stacker - ao, mb, bsc, BMedSc, PhD, fracp, ftse
Age 61
Dr Stacker joined Telstra as a non-executive director in October 1996. He is chairman of the Audit Committee and Technology Committee.
Experience:
Dr Stacker has had a distinguished career in pharmaceutical research and extensive experience in management of research and development, and its commercialisation including in his role as chief scientist for the Commonwealth of Australia (1996-1999).
Directorships of other listed companies — current:
Chairman, Sigma Pharmaceuticals Ltd (2005-); Director, Circadian Technologies Ltd (1996-) and Nufarm Limited (1998-).
Directorships of listed companies — past three years:
Chairman, Sigma Company Ltd (1998-2005); Director,Cambridge Antibody Technology Group plc (1995-2006).
Other:
Current: Principal, Foursight Associates Pty Ltd.
Former: Chairman, Grape and Wine Research and Development Corporation (1997-2004).
7. John D Zeglis - BSc Finance,JD Law
Age 59
Mr Zeglis joined Telstra as a non-executive director on 17 May 2006.
Experience:
Mr Zeglis has a legal background, and became partner with the law firm Sidley & Austin in 1978. His qualifications include a BSc in finance from the University of Illinois, and a JD in law from Harvard. Mr Zeglis has had a long and distinguished career in the US telecommunications sector. He joined AT&T in 1984, and was elected as president of AT&T in 1998 and chairman and CEO of the AT&T Wireless Group in 1999. He continued as CEO of AT&TWireless until retiring in November 2004 following the company’s sale to Cingular Wireless.
Directorships of other listed companies — current:
Director, Helmerich & Payne Corporation (1989-).
Directorships of listed companies — past three years:
Director, Georgia Pacific Corporation (2001-2005).
Other:
Current: Director, AMX Corporation; (2005-) and State Farm Automobile Insurance (2004-).
Former: Director, Sara Lee Corporation (1998-2000) and Illinois Power Company (1992-1996).
8. Peter J Willcox — ma, faicd
Age 60
Mr Willcox joined Telstra as a non-executive director on 17 May 2006.
Experience:
Mr Willcox holds a masters degree in physics from Cambridge University and following a 28 year career in the international petroleum industry was appointed as CEO of BHP Petroleum Limited,from 1986 to 1994. He has wide and diverse experience as a director and chairman of Australian and American listed companies and sits on the advisory board of CVC Asia Pacific (Australia) Limited.
Directorships of other listed companies — current:
Chairman, Mayne Pharma (2005-).
Directorships of listed companies — past three years:
Chairman,AMP Limited (2002- 2005) and Mayne Group Ltd (2002-2005).
Other
Current: Director, CSIRO (2006-).
Former: Director, Energy Developments Ltd (1994-2002), Lend Lease Corporation (1994-2000), F.H. Faulding & Co Ltd (1994-2001), James Hardie Industries Ltd (1994-2001), North Ltd (1994-2000), Schroders (Australia) Ltd (1994-1999), BHP Ltd (1988-1994) and Woodside Petroleum (1986-1993).
Qualifications and experience of our company secretary:
Douglas C Gration - FCIS, BSc, LLB (Hons), GDilp AppFin
Age 41
Mr Gration was appointed company secretary of Telstra Corporation Limited in August 2001.
Before joining Telstra, Mr Gration was a partner in a leading national law firm. He specialised in corporate finance and securities law, mergers and acquisitions and joint ventures and other commercial contracts, and played a key role in the Tl and T2 privatisations. Mr Gration also advised on telecommunication regulatory matters. Other roles previously held in Telstra include deputy group general counsel and Infrastructure Services and Wholesale general counsel.
During the year and through to the date of the report, the following directors resigned or retired:
•	John E Fletcher resigned as a director on 30 June 2006;
•	John T Ralph retired as a director on 11 August 2005;
•	Anthony J Clark retired as a director on 11 August 2005; and
•	Zygmunt E Switkowski resigned as a director on 1 July 2005.
A brief biography for each of the former directors is presented below:
John E Fletcher – FCPA
Mr Fletcher joined Telstra as a non-executive director in November 2000. He was a member of the Nomination Committee and the Remuneration Committee. John E Fletcher resigned as director on 30 June 2006.
Mr Fletcher has had extensive experience in management in the transport industry and was formerly chief executive of Brambles Industries Ltd. Mr Fletcher was employed by Brambles for 27 years, initially in an accounting role and then in a series of operating and senior management positions before being appointed as chief executive in 1993.
John T Ralph - AC, FCPA, FTSE, FAICD, FAIM, FAusIMM, Hon LLD (Melbourne & Queensland), DUniv(ACU)
Mr Ralph joined Telstra as non-executive director and deputy chairman in October 1996. He was a member of the Audit Committee, Nomination Committee and Remuneration Committee. John Ralph retired as director on 11 August 2005.
Mr Ralph has had over 50 years of experience in the mining and finance industries. Mr Ralph was formerly chief executive and managing director of CRA Limited. He has previously served on the boards of several of Australia’s largest companies including the Commonwealth Bank of Australia Limited, BHP Billiton Limited and Fosters Group Limited.
Anthony J Clark — AM, FCA, FAICD
Mr Clark joined Telstra as a non-executive director in October 1996. He served on the Audit Committee until February 2005. Anthony Clark retired as director on 11 August 2005.
Mr Clark has had extensive experience in the accounting field, specialising in audit and advisory services and is a fellow of the Institute of Chartered Accountants and a fellow of the Australian Institute of Company Directors. Mr Clark was formerly a managing partner KPMG NSW.
Zygmunt E Switkowski — BSc (Hons),PhD,FAlCD
Mr Switkowski was appointed CEO and executive director from March 1999. Zygmunt Switkowski resigned as CEO and executive director on 1 July 2005.
Formerly CEO of Optus Communications Ltd and chairman and managing director of Kodak (Australasia) Pty Ltd and the Business Council of Australia.
For a full discussion of the remuneration and benefits paid by the company to the directors and officers see the Remuneration Report in the directors’report of this annual review on pages 44 to 59.
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Directors’ report
Directors’ report
In accordance with a resolution of the Board, the directors present their report on the consolidated entity (Telstra Group) consisting of Telstra Corporation Limited and the entities it controlled at the end of or during the year ended 30 June 2006.
This is our first full year financial report prepared in accordance with Australian equivalents to International Financial Reporting Standards (A-IFRS). When preparing this directors’report, we have amended certain accounting and valuation methods applied under the previous Australian Generally Accepted Accounting Principles (AGAAP)to comply with A-IFRS. With the exception of financial instruments, the comparative figures have been restated to reflect these adjustments.
This year has seen the commencement of a three to five year transformation of the company to improve long term shareholder value. The financial performance of the Company in fiscal 2006 was impacted by the investment in this transformation and provision for future restructuring.
PRINCIPAL ACTIVITY
Telstra’s principal activity during the financial year was to provide telecommunications and information services for domestic and international customers. There has been no significant change in the nature of this activity during the year.
RESULTS OF OPERATIONS
Telstra’s profit for the year was $3,181 million (2005: $4,309 million). This result was after deducting:
•	net finance costs of $936 million (2005: $880 million); and

•	income tax expense of $1,380 million (2005: $1,746 million).
Earnings before interest and income tax expense was $5,497 million, representing a decrease of $1,438 million or 20.7% on the prior year’s result of $6,935 million. This decrease was due to higher labour costs, in particular redundancy costs, higher goods and services purchased and increases in other expenses supporting revenue growth. Expenses were also impacted by the recognition of transformation related expenses, including a provision at year end for redundancy and restructuring costs of $427 million to be incurred as part of our business transformation.
REVIEW OF OPERATIONS
Financial performance
Our total income (excluding finance income) increased by $658 million or 2.9% to $23,100 million, reflecting a rise in total revenue (excluding finance income) of $591 million or 2.7% and other income by $67 million or 25.7%.
Total income (excluding finance income) growth was mainly attributable to:
•	mobile goods and services — $284 million or 6.1%;

•	internet and IP solutions revenue — $530 million or 38.5%;

•	advertising and directories revenue — $126 million or 7.9%; and

•	pay TV bundling — $57 million or 21.7%.
Mobile goods and services revenue increased largely due to increases in mobile data, international roaming and mobile interconnection revenues. Our interconnection revenues increased primarily due to Hutchison 3G roaming services, which commenced in April 2005. In addition, we continued to experience growth in the number of mobiles in operation of 261,000 to reach a total of 8.5 million, as well as increased revenue from mobile handset sales. 3G services were launched and take up has been very promising. Data usage is particularly strong by 3G users.
The increase in internet and IP solutions revenue was due to the significant growth in the number of subscribers to our BigPond® broadband product. During fiscal 2006 we increased the number of broadband subscribers by 1.2 million to 2.9 million, reflecting wholesale subscribers of 1.4 million and retail subscribers of 1.5 million.
Our advertising and directories revenue increased compared with the prior year due to the continued strong performance of our Yellow Pages® and White Pages® print directories and strong growth in online products.This growth has also been driven by innovative marketing and product development strategies.
Pay TV bundling revenue increased due to new subscribers and current subscribers migrating to the FOXTEL digital premium product as a result of promotions during the year, offering minimal price installation and discounted packages.
Partially offsetting the revenue growth was a decline in PSTN product revenues of $540 million or 6.7% as the market continues to move towards new products and services. There has been a general reduction in PSTN volumes during the year with a decline in retail basic access lines and volume reductions across local calls, national long distance calls, international direct calls and fixed interconnection. Yields have also declined due to competitive pricing pressure and continuing customer migration to other products. The rate of decline in the second half of the year has reduced.
Total operating expenses (before depreciation and amortisation, finance costs and income tax expense) increased by $1,637 million or 13.8% compared with the prior year. This growth was mainly attributable to:
•	labour—$506 million or 13.1%;

•	goods and services purchased — $519 million or 12.3%; and

•	other expenses — $612 million or 16.0%.
Excluding the effects of our transformation costs, our total operating expenses (before depreciation and amortisation, finance costs and income tax expense) increased by $933 million or 7.9%. Further details of the increase in expenses is discussed below.
Labour costs grew in fiscal 2006 mainly due to the following:
•	an increase in redundancy expense due to transformation initiatives;

•	annual salary increases due to enterprise agreements and annual salary reviews; and

•	an increase in labour expense of controlled entities as a result of entities acquired during fiscal 2005 being included for the full year in fiscal 2006.
Goods and services purchased increased due to the following:
•	an increase in network payments as a result of a rise in the number of terminations on other networks and additional network access charges incurred as a result of our 3G partnership activities;

•	higher handset subsidies from an increase in the take up of subsidised plans;

•	a rise in purchases of pay TV services to enable us to provide bundled products to meet market demand; and

•	increased costs associated with our restructuring provision.
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Other expenses grew due to the following:
•	recognition of a restructuring provision associated with our property rationalisation, cancellation of server leases and decommissioning of certain information technology platforms;
•	increased maintenance costs of the existing 3G network and the operational expenditure relating to the construction of the new 3GSM 850 network; and
•	increased costs associated with our transformation initiatives, including higher consultancy costs for transformation activities and additional market research as part of our market based management approach.
Depreciation and amortisation costs grew to $4,087 million or by 15.8% in fiscal 2006 primarily due to the reassessment of service lives of our assets as part of the transformation strategy. As a result, we have accelerated depreciation and amortisation on our CDMA network, switching systems, certain business and operational support systems and related software totalling $422 million for the year.
Partially offsetting the growth in other expenses was a reduction in our bad and doubtful debt expense resulting from improved credit management performance that led to lower debtor provision requirements and write offs, as well as reduced payments to external debt collection agents.
Net finance costs increased by $56 million or 6.4% in fiscal 2006, primarily due to higher levels of debts driven by the cash requirements to fund the payment of our dividends and capital expenditure associated with the improvement of our core infrastructure. Our borrowings have also been affected by a higher effective interest rate as a result of refinancing elements of our maturing debt. The net debt gearing level remains within the financial parameters set by the Board.
Income tax expense decreased by $366 million or 20.9% to $1,380 million in fiscal 2006 mainly as a result of the lower profit. The effective tax rate in the current year was 30.3% compared with the prior year rate of 28.8%. The effective tax rate is consistent with the Commonwealth statutory marginal income tax corporate rate of 30.0%.The effective tax rate has increased from the prior year mainly due to reduced differences for partnership losses and an increase in the under provision for tax from prior periods.
Financial condition
We continued to maintain a strong financial position, as demonstrated by us generating free cash flow of $4,550 million. During fiscal 2006 we continued to develop our core infrastructure network and re-energise our Company through ongoing operational transformation. In addition, we acquired a number of strategic investments and paid a total of $4,970 million to shareholders as dividends in fiscal 2006.
As part of our ongoing operational transformation, we have introduced the one factory methodology to consolidate and simplify the way we operate at all levels of the business. Previously, we had invested in multiple platforms in our existing networks. We intend on using economies of scale to ensure rationalisation of the number of operational platforms. We are currently implementing new business support systems and operational support systems to deliver simplification of our current processes and new capabilities cost effectively.
During fiscal 2006, we merged our 100% owned Hong Kong mobile operations (Telstra CSL Group) with the Hong Kong mobile operations of New World PCS Holdings Limited and its controlled entities (New World Mobility Group) to form the CSL New World Mobility Group. Under the merger agreement, Telstra CSL Limited (Telstra CSL) issued new shares to New World Mobility Holdings Limited in return for 100% of the issued capital of the New World Mobility Group and $42 million in net proceeds. The share issue diluted Telstra’s ownership in the merged group to 76.4%.
This merger was undertaken as the two entities undertake complementary services in providing mobile telecommunication products and services in Hong Kong. We believe the CSL New World Mobility Group will be able to leverage their strong brand recognition and common network. The merged entity will also create the largest wireless service provider in the Hong Kong market.
During fiscal 2006, our credit rating outlook was adjusted by Standard and Poor’s, and Moody’s. The change was initiated as a result of the uncertain environment in which we are operating, reflected by the regulatory uncertainty and the speculation surrounding the further sale of shares in our Company. As a result, our current credit ratings are as follows:

	Longterm	Short term	Outlook
Standard & Poor’s	A	A1	negative
Moody’s	A2	P1	negative
Fitch	A+	F1	negative
Our financial condition has enabled us to execute partially our announced capital management program. During fiscal 2006, we returned $4,970 million to shareholders as ordinary and special dividend payments. In fiscal 2006, we paid two special dividends of 6 cents per share ($1,492 million) with our final dividend and interim dividend. We announced during the year that the third year of the capital management policy would not occur. Refer to the strategy section below for further details.
We reported a strong free cash flow position, which enabled the company to pay increased dividends and fund the acquisition of a number of new entities. We continue to source cash through ongoing operating activities and through careful capital and cash management.
Our cash flow before financing activities (free cash flow) position remains strong despite declining to $4,550 million in the year from $5,194 million in the prior year. This decline was driven by higher levels of cash used in investing activities as we undertake our network and information technology platform transformation and a decline in operating performance.
Cash used in investing activities was $4,012 million, representing an increase of $246 million over the prior year. The increase is mainly attributable to capital expenditure to upgrade our telecommunications networks, eliminate components that are no longer useful and improve the systems used to operate our networks. Our investing expenditure also includes $312 million of deferred payments in relation to our purchase of the 3G radio access network assets from Hutchison Australia Pty Ltd in fiscal 2005.
Our cash used in financing activities was $5,399 million, resulting from the funding of dividend payments and the refinancing of our maturing debt, offset by net proceeds from borrowings received from a number of our private placements.
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Directors’report
Investor return and other key ratios
Our basic earnings per share decreased to 25.7 cents per share in fiscal 2006 from 34.7 cents per share in the prior year. The decrease was due to lower profit in fiscal 2006.
We have declared a final fully franked dividend of 14 cents per ordinary share ($1,739 million), bringing declared dividends per share for fiscal 2006 to 34 cents per share. The prior year declared dividends amounted to 40 cents per share. The dividends paid in fiscal 2006 were 40 cents per share compared with dividends paid in fiscal 2005 of 33 cents per share. In addition to our dividends in fiscal 2005, we returned $750 million to shareholders through an off market share buy-back during fiscal 2005.
Other relevant measures of return include the following:
•	Return on average assets — 2006:15.8% (2005:20.6%)

•	Return on average equity — 2006:24.2% (2005:30.6%)
The return on both average assets and average equity is lower in fiscal 2006 primarily due to lower profit as previously discussed.
Strategy
We are Australia’s largest telecommunications and information services company. We offer a full range of telecommunication products and services throughout Australia and various telecommunication services in certain overseas countries.
During fiscal 2006, we announced our new strategic and operational focus to continually move forward as an Australian market leader in the telecommunications industry. This review was a blueprint for improving our long term performance by providing a solid platform to drive future growth and create operational efficiencies.
Our vision is to streamline our processes to provide solutions that are simple and valued by our customers, which we believe will ultimately lead to the creation of long term value for our shareholders. Our strategy involves:
•	providing customers with integrated telecommunication services;

•	investing in systems and processes to remove complexity and cost from the business;

•	continually improving our operating performance in mobiles and broadband, as well as accelerating opportunities in Sensis;

•	investing in new services and applications to differentiate us from our competitors; and

•	targeted investing in areas where we can create value for our shareholders.
We intend to deliver our new strategy through the implementation of a one factory approach and market based management. The one factory approach involves bringing together the operations and management of our internal IT systems, removing duplication and complexity in our systems and implementing simpler and efficient processes and systems, which we believe will improve our operational efficiency and cost structure. Market based management involves us obtaining a better understanding of each of our respective customers’ unique segment needs, priorities and expectations. It is based on extensive market research, which we will utilise to ensure our processes and procedures meet our various customer requirements to ultimately provide them with better services.
In addition, we currently face a series of business operating issues that we expect will impact our future results. These issues range from regulatory issues, including unconditioned local loop access pricing and operational separation, to the potential full sale of the Company.
We are currently in the process of rebuilding, redirecting and transforming the Company. The next three to five years will see us concentrate on rebuilding the network, redirecting resources into next generation services, reshaping the business and segmentation of customers according to their needs. By streamlining our operations, while better satisfying the needs of our customers, we believe we can deliver the financial performance improvements expected by our shareholders.
Although the transformation of our Company is at an early stage, current progress is encouraging. Our transformation has already resulted in our national 3GSM 850 network build being more than 60% complete. Savings have been achieved by consolidating office space, vacating existing leases and sourcing mobile devices through global supply-chain specialist, Brightstar. In addition, we have slowed the PSTN revenue decline in the second half of the year and increased the number of customers using three or more Telstra products. At the same time, we have significantly reduced our customers’unsatisfied demand for ADSL broadband.
Our Fibre to the Node (FTTN) project is on hold, however we have devoted substantial time and resources in discussions with the ACCC to achieve regulation reform, including safeguards for shareholder investments. Until our actual costs are recognised and the ACCC’s regulatory practices change, we will not invest in a FTTN broadband network.
We believe that the successful transformation of our Company will achieve the following:
•	simplified and integrated experience for our customers;

•	Telstra BigPond to be Australia’s leading ISP and services entity;

•	Sensis to be Australia’s leading information resource;

•	our Company to have the leading wireless network with faster speeds and best in-building coverage, as well as Australia’s largest IP network, providing customers with integrated telecommunications services; and

•	operational and cost efficiencies.
During fiscal 2006, we revised our capital management policy to not make the last payment of a special dividend. No decision with respect to the payment or funding of future ordinary dividends has been made. The Board will make these decisions in the normal cycle having regard to, among other factors, the Company’s earnings and cash flow, as well as regulatory decisions1.
Industry dynamics
The Australian telecommunications industry is continually changing. We have seen the number of mobile handsets in the Australian market continue to grow, as well as the use of mobile services. Most households continue to maintain a basic access line, however PSTN products are increasingly being substituted by wireless products.
Advances in technology continue to transform the telecommunications industry. In recent years, we have seen various new product offerings released to the market, including the provision of high-speed wireless services, 3G mobile services. Voice services over IP (VoIP) is another area of change for which the industry is preparing.

(1)	Information current as at 10 August 2006, refer to page 6 for the updated information.
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We have successfully commissioned and commenced testing our next generation VoIP platform which we believe will offer value added broadband services to our customers in the future. We expect take up of this product to increase in future reporting periods, as the market becomes more aware of its performance capabilities.
We aim to be at the forefront of providing leading edge telecommunication services to meet the demands of our customers. During fiscal 2006, we proposed the roll out of the new 3GSM 850 network. In addition to current services already experienced on existing networks, we believe future 3GSM 850 customers will enjoy many enhanced features, such as improved video calling services and faster broadband access speeds, in addition to better in-building coverage.
The broadband sector is in a significant growth phase as the demand for high speed internet access accelerates. We have recently seen large increases in broadband subscribers and a steady fall in prices as providers compete for market share. We expect the broadband sector to continue its expansion through the provision of new innovative products.
As telecommunications, computing and media technologies continue to converge, we are focused on enhancing our capabilities to provide new and innovative application and content services and to expand further into these converging markets. The challenge for telecommunications companies moving forward will be to continue maximising revenues from higher margin traditional products such as PSTN products, while managing the shift in customer demand to lower margin emerging products such as broadband. Overall operating margins are under constant pressure from the product mix change to lower margin products. However, as we build a software based cost efficient infrastructure, new products, applications and content can be delivered at low incremental costs to again provide good margins.
We continue to be at the forefront of these, and other technology advancements as we continue to devote substantial capital to upgrading and simplifying our telecommunications networks to meet customer demand, particularly for the new product and growth areas. We believe we are well positioned to focus on these areas of new customer demand by providing a broad range of innovative products with creative and competitive pricing structures.
Sale of the Commonwealth’s remaining interest in Telstra1
The Commonwealth Government has passed legislation to enable the sale of its remaining interest in Telstra. The Government has stated that it is yet to decide about proceeding with a sale. This decision will include an assessment of whether the level of demand for the shares would allow a partial or full sale of the Commonwealth’s remaining interest. Until this decision is made by the Government and announced, it is unclear how this may affect our capital structure, operations and corporate compliance obligations. Any sale by the Commonwealth of its remaining interest will require our management’s time and resources.
DIVIDENDS1
The directors have declared a fully franked final dividend of 14 cents per share ($1,739 million). The dividends will be franked at a tax rate of 30%. The record date for the final dividend will be 25 August 2006 with payment being made on 22 September 2006. Shares will trade excluding entitlement to the dividend on 21 August 2006.
During fiscal 2006, the following dividends were paid:

	Date	Date	Dividend	Total
Dividend	declared	paid	per share	dividend
Final dividend for the year ended 30 June 2005	11 August 2005	31 October 2005	14 cents franked to 100%	$1,739 million

Special dividend for the year ended 30 June 2005	11 August 2005	31 October 2005	6 cents franked to 100%	$746 million

Interim dividend for the year ended 30 June 2006	8 February 2006	24 March 2006	14 cents franked to 100%	$1,739 million

Special dividend for the year ended 30 June 2006	8 February 2006	24 March 2006	6 cents franked to 100%	$746 million
At present, it is expected that we will be able to fully frank declared dividends out of fiscal 2007 earnings. However, the directors can give no assurance as to the future level of dividends, or of the franking of these dividends1. This is because our ability to frank dividends depends upon, among other factors, our earnings, Government legislation and our tax position.
SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS
There have been no significant changes in the state of affairs of our Company during the financial year ended 30 June 2006, except for:
•	we announced our new strategic and operational focus to continually move forward as an Australian market leader in the telecommunications industry. As part of this strategic review, we unveiled a blueprint for improving our long term performance; and
•	we are involved in continuing discussions over the future regulatory environment impacting the Australian telecommunications industry in general and us in particular. The regulatory environment we operate in has a significant impact on our future performance. There are several key regulatory decisions, whether recently made or pending, which will shape the future of our Company. We are currently in discussions with the regulators, which we hope will advance the best interests of our shareholders, customers and the nation.
LIKELY DEVELOPMENTS AND PROSPECTS
The directors believe, on reasonable grounds, that Telstra would be likely to be unreasonably prejudiced if the directors were to provide more information than there is in this report or the financial report about:
•	the likely developments and future prospects of Telstra’s operations; or
•	the expected results of those operations in the future.
EVENTS OCCURRING AFTER THE END OF THE FINANCIAL YEAR
The directors are not aware of any matter or circumstance that has arisen since the end of the financial year that, in their opinion, has significantly affected or may significantly affect in future years Telstra’s operations, the results of those operations or the state of Telstra’s affairs; other than:
•	on 31 July 2006, our 50% owned pay television joint venture FOXTEL entered into a new $600 million syndicated secured term loan facility to fund the refinancing of previous loan facilities (including the $550 million syndicated facility), and to enable it to meet future cash flow and expenditure requirements.

(1)	Information current as at 10 August 2006, refer to page 6 for the updated information.
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Directors’ report
The equity contribution deed (ECD) entered into by us and FOXTEL’s other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited has been terminated. Under this arrangement, recourse to our controlled entity Telstra Media Pty Ltd, as a FOXTEL partner, is limited to the assets of the FOXTEL Partnerships.
DETAILS ABOUT DIRECTORS AND EXECUTIVES
Changes to the directors of Telstra Corporation Limited during the financial year and up to the date of this report were:
•	John E Fletcher resigned as director on 30 June 2006;

•	Peter J Willcox was appointed as director on 17 May 2006;

•	John D Zeglis was appointed director on 17 May 2006;

•	John T Ralph retired as director on 11 August 2005;

•	Anthony J Clark retired as director on 11 August 2005;

•	Solomon D Trujillo was appointed CEO and executive director on 1 July 2005; and

•	Zygmunt E Switkowski resigned as CEO and executive director on 1 July 2005.
Information about directors and senior executives is provided as follows and forms part of this report:
•	names of directors and details of their qualifications, experience, special responsibilities and directorships of other listed companies are given on pages 34 to 35;

•	number of Board and Committee meetings and attendance by directors at these meetings is provided on page 42;

•	details of director and senior executive shareholdings in Telstra are shown on page 43; and

•	details of director and senior executive remuneration is detailed in the remuneration report on pages 44 to 59.
COMPANY SECRETARY
The qualifications, experience and responsibilities of our company secretary are provided on page 35 and forms part of this report.
DIRECTORS’AND OFFICERS’ INDEMNITY
Constitution
Our constitution provides for us to indemnify each officer to the maximum extent permitted by law for any liability incurred as an officer provided that:
•	the liability is not owed to us or a related body corporate;

•	the liability is not for a pecuniary penalty or compensation order made by a Court under the Corporations Act 2001; and

•	the liability does not arise out of conduct involving a lack of good faith.
Our constitution also provides for us to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in defending civil or criminal proceedings.
If one of our officers or employees is asked by us to be a director or alternate director of a company which is not related to us, our constitution provides for us to indemnify the officer or employee out of our property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer’s or employee’s capacity as a director of that other company. It is also subject to any corporate policy made by our CEO. Our constitution also allows us to indemnify employees and outside officers in some circumstances. The terms “officer”,“employee” and “outside officer” are defined in our constitution.
Deeds of indemnity in favour of directors, officers and emptoyees
Telstra has also executed deeds of indemnity in favour of:
•	directors of the Telstra Entity (including past directors);

•	secretaries and executive officers of the Telstra Entity (other than Telstra Entity directors) and directors, secretaries and executive officers of our wholly owned subsidiaries;

•	directors, secretaries and executive officers of a related body corporate of the Telstra Entity (other than a wholly owned subsidiary) while the director, secretary or executive officer was also an employee of the Telstra Entity or a director or employee of a wholly owned subsidiary of the Telstra Entity (other than Telstra Entity directors); and

•	employees of Telstra appointed to the boards of other companies as our nominees.
Each of these deeds provides an indemnity on substantially the same terms as the indemnity provided in the constitution in favour of officers. The indemnity in favour of directors also gives directors a right of access to Board papers and requires Telstra to maintain insurance cover for the directors.
Additionally, Telstra has executed an indemnity in favour of employees (including executive officers other than directors) in respect of liabilities incurred in the formulation, entering into or carrying out, of a Telstra Sale Scheme (as defined in the Telstra Corporation Act 1991 (Cwth)). This indemnity would cover liabilities incurred by an employee in connection with the proposed sale by the Commonwealth of its remaining shareholding in Telstra. The indemnity is subject to an exclusion for liabilities arising out of conduct involving a lack of good faith.
In April 2006, the Commonwealth Government executed a Deed of Indemnity in favour of the directors of Telstra to cover liabilities incurred by those directors in connection with a Telstra Sale Scheme (as defined in the Telstra Corporation Act 1991 (Cwth)). This indemnity is subject to certain limited exclusions described in the Deed. The Commonwealth also executed a similar indemnity in favour of “Telstra Executives” (as defined in the Deed). The class of “Telstra Executives” includes persons who are likely to be involved in enabling Telstra to assist the Commonwealth in relation to a Telstra Sale Scheme.
Directors’ and officers’ insurance
Telstra maintains a directors’ and officers’ insurance policy that, subject to some exceptions, provides worldwide insurance cover to past, present or future directors, secretaries or executive officers of the Telstra Entity and its subsidiaries. Telstra has paid the premium for the policy. The directors’and officers’ insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.
ENVIRONMENTAL REGULATION AND PERFORMANCE
Telstra’s operations are subject to some significant environmental regulation under Commonwealth, State and Territory law, particularly with regard to:
•	the impact of the rollout of telecommunications infrastructure;

•	site contamination; and

•	waste management.
Telstra has established procedures to monitor and manage compliance with existing environmental regulations and new regulations as they come into force.
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Directors’ report
The directors are not aware of any significant breaches of environmental regulation during the financial year.
AUDIT AND NON-AUDIT SERVICES
The Auditor-General and Ernst & Young are authorised to perform all audit services, including an examination or review of the financial statements of the Company in accordance with the laws and rules of each jurisdiction in which filings are made for the purpose of expressing an opinion on such statements.
The Audit Committee approves the provision of recurring audit services as part of the annual approval of the audit plan. Additional audit and non-audit services are pre-approved by the Audit Committee provided they fall within a defined list of services specified by the Audit Committee. Those additional audit and non-audit services that are not listed have to be specifically approved by the Audit Committee prior to the commencement of any engagement. In addition, all non-audit services with a value over $100,000 must be separately approved by the Audit Committee, even if the service is listed as a pre-approved service.
The Auditor-General does not provide non-audit services. Ernst & Young does provide non-audit services, but are specifically prohibited from performing any of the following services:
•	bookkeeping services and other services related to preparing Telstra’s accounting records of financial statements;

•	financial information system design and implementation services;

•	appraisal or valuation services, fairness opinions, or contribution in kind reports;

•	actuarial services;

•	internal audit services;

•	management function or human resources;

•	broker or dealer, investment adviser, or investment banking services;

•	taxation advice of a strategic or tax planning nature; and

•	legal services or expert services unrelated to the audit.
In addition, Ernst & Young may only provide non-audit services if the performance of the non-audit service will not cause the total annual revenue to Ernst & Young from non-audit work to exceed the aggregate annual amount of Ernst & Young’s audit fees. The Audit Committee will not approve the provision of a non-audit service by Ernst & Young if the provision of the service would compromise Ernst & Young’s independence.
The provision of non-audit services by Ernst & Young is monitored by the Audit Committee via bi-annual reports to the Audit Committee. In addition, where engagements involve services from the defined list of services, these are reported to the Audit Committee at the following meeting.
The Audit Committee expects the Auditor-General and requires Ernst & Young to submit annually to the Audit Committee a formal written report delineating all relationships between the Auditor-General, Ernst & Young and the Telstra Group. This includes:
•	a listing of all audit and non-audit fees billed by the Auditor-General and Ernst & Young in the most recent fiscal year;

•	a statement on whether the Auditor-General and Ernst & Young are satisfied that the provision of the audit and any non-audit services is compatible with auditor independence; and

•	a statement regarding the Auditor General’s and Ernst & Young’s internal quality control procedures.
A copy of the independence of the auditor declaration is set out on page 43 and forms part of this report.
The Audit Committee submits annually to the Board a formal written report detailing the nature and amount of any non-audit services rendered by Ernst & Young during the most recent fiscal year and an explanation of why the provision of these non-audit services is compatible with auditor independence. If applicable, the Audit Committee recommends that the Board take appropriate action in response to the Audit Committee’s report to satisfy itself of Ernst & Young’s independence.
Details of amounts paid or payable to the auditor for non-audit services provided during the year are located in note 8 to our financial statements.
For the reason set out above, the directors are satisfied that the provision of non-audit services by the external auditor during the year ended 30 June 2006 is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.
ROUNDING OF AMOUNTS
The Telstra Entity is a company of the kind referred to in the Australian Securities and Investments Commission class order 98/100, dated 10 July 1998 and issued pursuant to section 341(1) of the Corporations Act 2001. As a result, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars, except where otherwise indicated.
This report is made in accordance with a resolution of the directors.
Donald McGauchie
Chairman
10 August 2006
Solomon D Trujillo
Chief Executive Officer and Executive Director
10 August 2006
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Directors’ report
     DIRECTORS’ PROFILES
     As at 10 August 2006, our directors were as follows:

			Year of initial	Year last
Name	Age	Position	appointment	re-elected(1)
Donald G McGauchie	56	Chairman	1998	2005

Solomon D Trujillo(2)	54	CEO and Executive Director	2005	—

Belinda J Hutchinson	53	Director	2001	2004

Catherine B Livingstone	50	Director	2000	2005

Charles Macek	59	Director	2001	2004

John W Stacker	61	Director	1996	2003

Peter J Willcox(3)	60	Director	2006	—

John D Zeglis(3)	59	Director	2006	—

(1)	Other than the CEO, one third of directors are subject to re-election by rotation each year.

(2)	Solomon D Trujillo was appointed CEO and executive director on 1 July 2005.

(3)	In accordance with our constitution, Peter Willcox and John Zeglis have been appointed to fill interim positions and will stand for election at the 2006 annual general meeting.
A brief biography for each of the directors as at 10 August 2006 is presented on pages 34 to 35.
DIRECTORS’ MEETINGS
Each director attended the following Board and committee meetings during the year as a member of the Board or relevant committee:

	Board		Committees (5)
			Audit		Nominations		Remuneration		Technology
	a	b	a	b	a	b	a	b	a	b
D G McGauchie	13	13	—	—	4	4	4	4	—	—
J T Ralph(1)	1	1	1	1	2	2	2	2	—	—
A J Clark(1)	1	1	—	—	—	—	—	—	—	—
S D Trujillo(2)	13	13	—	—	—	—	—	—	—	—
J E Fletcher(3)	13	13	—	—	4	4	4	4	—	—
B J Hutchinson	13	13	6	6	—	—	—	—	—	—
C B Livingstone	13	13	6	6	—	—	—	—	2	2
C Macek	13	13	6	6	4	4	4	4	—	—
J W Stocker	13	13	6	6	—	—	—	—	2	2
P J Willcox (4)	2	2	—	—	—	—	—	—	—	—
J D Zeglis (4)	2	2	—	—	—	—	—	—	—	—

Column a: number of meetings held while a member.
Column b: number of meetings attended.

(1)	Retired from the Board on 11 August 2005.

(2)	Appointed CEO and executive director on 1 July 2005.

(3)	Resigned from the Board on 30 June 2006.

(4)	Appointed to the Board on 17 May 2006.

(5)	Committee meetings are open to all directors to attend in an exofficio capacity.
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DIRECTOR AND SENIOR EXECUTIVE SHAREHOLDINGS IN TELSTRA
As at 10 August 2006:
Directors

	Number of shares held
	Direct	Indirect
	interest	interest(1)	Total
Donald G McGauchie	1,866	55,775	57,641
Solomon D Trujillo	—	—	—
Belinda J Hutchinson	38,912	35,866	74,778
Catherine B Livingstone	11,637	23,051	34,688
Charles Macek	—	48,576	48,576
John W Stocker	2,953	94,288	97,241
Peter J Willcox	—	10,000	10,000
John D Zeglis	—	—	—

(1)	Shares in which the director does not have a relevant interest, including shares held by the director related entities, are excluded from indirect interest.
Senior executives

	Number of shares held
	Direct	Indirect
	interest	interest(1)	Total
Bruce Akhurst	4,880	17,000	21,880
Deena Shiff	5,680	—	5,680
David Moffatt	147,900	—	147,900
Kate McKenzie	—	—	—
John Stanhope	57,221	—	57,221
David Thodey	63,462	800	64,262
Gregory Winn	—	—	—

(1)	Shares in which the senior executive does not have a relevant interest, including shares held by related entities of the executive, are excluded from indirect interest.
AUDITOR’S INDEPENDENCE DECLARATION TO THE DIRECTORS OF TELSTRA CORPORATION LIMITED
In relation to my audit of the financial report of Telstra Group (comprising Telstra Corporation Limited and the entities it controlled during the year) for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.
Ian McPhee
Auditor-General
10 August 2006
Canberra, Australia
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Remuneration report
Remuneration report
The Remuneration Report forms part of the Directors’ Report and is set out under the following headings:
REMUNERATION AT TELSTRA
The Remuneration Committee
Remuneration policy
Changes to the remuneration strategy
CEO AND SENIOR EXECUTIVES
Remuneration strategy
Remuneration structure
Linking the remuneration structure to the business strategy
Remuneration mix
Fixed remuneration
Short term incentive (STI)
Long term incentive (LTI)
RELATIONSHIP BETWEEN REMUNERATION AND TELSTRA’S PERFORMANCE
Defining “company performance”
Remuneration vs company performance
DETAILS OF SENIOR EXECUTIVES’ REMUNERATION
Contract arrangements
Relocation costs associated with overseas senior executives
NON-EXECUTIVE DIRECTORS
Remuneration policy and strategy
Remuneration structure
Retirement benefits
Other benefits
Details of non-executive directors’ remuneration
This report for the year ended 30 June 2006 was prepared by the directors in accordance with the Corporations Act 2001. Under AASB 124 “Related Party Disclosures” (AASB 124), we are required to disclose remuneration details for our “key management personnel” (KMP). In addition to the directors, our KMP also includes the Chief Operating Officer and the Group Managing Directors listed in Figure 17. For the remainder of this report the KMP (other than the directors) will collectively be referred to as senior executives.
REMUNERATION AT TELSTRA
Telstra proactively manages executive and director remuneration arrangements to ensure that their remuneration is a key element supporting our business strategy by aligning reward to the achievement of strategic objectives. We also ensure that it is competitive in the markets we draw our talent from and that the needs of all stakeholders are taken into consideration when remuneration decisions are made.
THE REMUNERATION COMMITTEE
The policy, strategy and structure for the Board, CEO and senior executive remuneration is overseen and regularly reviewed by the Board’s Remuneration Committee.
The Telstra Board Remuneration Committee (Committee) is responsible for reviewing and recommending to the Board the remuneration policy, strategy and structure for Telstra’s Board, the CEO and senior executives. The Committee’s roles and responsibilities, composition and membership is detailed on our website. The Committee also has a responsibility to ensure that our remuneration strategy considers corporate governance principles and expectations of stakeholder bodies.
Any decision made by the Committee concerning an individual executive’s remuneration is made without that executive being present.
REMUNERATION POLICY
The remuneration policy consists of principles that guide the Committee in its deliberations, and which should be taken into consideration when formulating the strategy and structure of remuneration.
The Committee is guided by the following principles when formulating remuneration strategy and structure.

Senior executive	Non-executive director
remuneration should:	remuneration should:
• reflect the size and scope of the role and be market competitive in order to attract and retain talent	• be distinguished from executive remuneration

• be competitive in domestic and global markets	• be fee based, not performance based

• motivate executives to deliver short and long term business objectives	• be partly remunerated in the form of equity in order to align with the returns to shareholders

• be aligned with shareholder value creation

• be differentiated based on individual performance
CHANGES TO THE REMUNERATION STRATEGY
In line with major changes to Telstra’s business strategy this fiscal year, we have reviewed and updated our remuneration structure.
During fiscal 2006 the Board approved a new business strategy for Telstra. The new strategy will transform the company over several years in order to meet the challenges of a competitive global market.
With the new business strategy significantly changing the company’s commercial and operational focus, it was important to update the metrics used to determine incentive outcomes to give appropriate weight to Telstra’s new priorities. In parallel with the development of the business strategy, the Committee commissioned an extensive review of the remuneration strategy.
The focus of the remuneration review was to advise on contemporary market practice, the relationship between fixed and variable remuneration and the measures which would drive remuneration outcomes in the context of a significant strategic realignment of the business. The aim was to reward the CEO and senior executives on the delivery of transformational and operational outcomes in line with the key elements of the new business strategy. An additional objective of the review was to link the successful delivery of the transformation to future shareholder wealth creation. Management, with input from an external remuneration consultant, formally presented the results of the review to the Committee in December 2005.
The review concluded that the CEO and senior executive remuneration strategy would need to have increased flexibility in order to:
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•	focus on achieving long term transformation of the company while delivering on short term performance;

•	reinforce and reward performance measures that will evolve with the company’s changing objectives;

•	attract and retain world-class executive talent; and

•	support a variety of employment arrangements and durations.
Introduction of new performance measures
The three elements of Telstra’s remuneration structure — fixed remuneration, short term incentives (STI) and long term incentives (LTI) — complement each other and will support the execution of business strategy in both the short and long term. These elements are consistent with previous years’ incentive plans. However, new performance measures (which are discussed in detail later in this report) have been introduced to encourage executives to focus on key business outcomes and to ensure that reward payouts occur when the company and the individual achieve the transformational and operational goals set by the Board.
Figure 1 below illustrates how the remuneration strategy and structure are aligned to, and support, the business strategy through the use of performance measures.
CEO AND SENIOR EXECUTIVES
REMUNERATION STRATEGY
Our remuneration strategy for the CEO and senior executives includes performance measures that are aligned to the key elements of Telstra’s new business strategy.
The senior executive remuneration strategy has been repositioned to drive the delivery of the transformation milestones that have been outlined in Telstra’s business strategy. Over the next 3 -5 years, the remuneration strategy will be based on performance measures that are strongly aligned to those transformation outcomes as well as on other traditional business measures. The weighting of performance measures is expected to evolve over time from initial weighting on transformation measures to:
•	operational measures for the STI; and
•	growth and return measures for the LTI.
Figure 2 below shows the proportion of the STI and LTI that depends on transformation measures for fiscal 2006. It is also indicative of how the emphasis on the transformation measures will diminish progressively as our transformation milestones are achieved. (However, it is not intended to represent future weightings of remuneration elements.)
Figure 1: Alignment of the business and remuneration strategies
Figure 2: Remuneration structure that supports Telstra’s transformational goals
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REMUNERATION STRUCTURE
The remuneration structure ensures that rewards are liked to strategic outcomes.
When reviewing the structure and mix of the remuneration packages of the CEO and senior executives, the Committee takes into account:
•	remuneration practices in other major corporations in Australia (in terms of both salary levels and the ratio between fixed and “at risk” components);

•	remuneration practices of global corporations within our comparative peer group; and

•	a range of macro-economic indicators used to determine likely movements in broad salary rates.
For fiscal 2006, the remuneration structure for the CEO and senior executives consisted of:
•	fixed remuneration;

•	short term incentive (“at risk”); and

•	long term incentive (“at risk”).
LINKING THE REMUNERATION STRUCTURE TO THE BUSINESS STRATEGY
The main benefits of linking senior executives’ rewards to specific performance measures are to increase focus and understanding by senior executives of the key strategic objectives of the business and provide motivation by rewarding employees on strategy execution.
Figure 3 below shows in detail how the remuneration structure is designed to satisfy the requirements of the new business strategy, by setting and monitoring specific performance measures for the various elements of remuneration.
Ordinarily, the Committee considers, and recommends to the Board, the measures and targets for the incentive plans during the annual budget setting process. However, for fiscal 2006, the Committee considered the remuneration strategy in parallel with the strategic review of the company. The Committee recommended that the incentive measures should focus on the transformation through to fiscal 2010. The fiscal 2010 strategic targets outlined to shareholders in November 2005 were used as a starting point to determine the fiscal 2006 STI and LTI performance measures.
Figure 3: Performance measures selected to ensure a focus on key business strategies

Remuneration element	Performance measures	How is it measured?	Link to business strategy
	Company Financial	EBITDA — Earnings before interest, tax, depreciation, amortisation.	To achieve earnings objective.

	Cost Reduction	Amount of accelerated cost savings.	To identify and deliver near term operating cost saving benefits that enable investment in transformation initiatives.

STI (Cash)	3G — 850 Network	The number of sites that are 3G equipped and receiving transmission.	To deliver on the wireless strategy that enables mobile revenue growth, reduces cost and optimises the mobile business.

	Broadband marketshare	The increase in Telstra’s share of retail broadband customers.	To achieve an increase in Telstra’s retail broadband marketshare.

	Individual accountabilities	The achievement of personal goals which include business unit specific targets.	To align the individual’s personal goals with the business’ goals.

	Revenue Growth	The year over year revenue growth rate over the periods - 3 and 5 years.	To drive the development of new revenue and overall growth.

	Operating Expense	The total operating expense growth rate over the periods - 3 and 5 years.	To drive cost control and restructure the cost base of the company.

	IT Transformation milestones	The time taken to achieve a targeted reduction of Business Support Systems (BSS) and Operational Support Systems (OSS).	To reduce complexity, reduce cost and provide an enhanced customer experience by reducing the number of systems.

LTI (Performance Rights)	Network Transformation milestones	The time taken to achieve network simplification and build a new platform.	To simplify the network to reduce complexity and cost, while providing a new platform for revenue growth.

	Return on Investment (ROI) over 3 years	EBIT over Average Investment (Average of Net Debt plus Shareholder Funds).	To measure the return gained from the financial investment in the transformational goals.

	Total Shareholder Return (TSR) Growth over 5 years	Absolute growth in share price and accumulated dividends from 19 August 2005.	To measure the value derived from execution of the business strategy.
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To link the remuneration structure to business strategy, the Committee prioritised the business’ strategic objectives by considering:
•	what could be measured;
•	what objectives would have the greatest impact; and
•	what aggregate of measures would best support the key themes of the strategy.
At the end of each financial year, the Committee reviews the company’s audited financial results and the results of the other performance measures, and assesses performance against each measure to determine the percentage of STI and LTI that is payable. Measures are tracked by an internal project office and, where appropriate, the achievement against targets will be independently audited.
In the case of Bruce Akhurst the STI is measured against specific financial metrics for Sensis in lieu of the Telstra financial and transformational measures detailed above. Sensis EBIT contribution and Cashflow make up 80% of his STI and the remaining 20% is based on individual accountabilities.
To ensure the continued alignment of transformation objectives, the creation of value and executive reward, the Committee initiated a review of the linkage between the remuneration strategy and business strategy. Any changes to the remuneration strategy as a result of this review will be reported to shareholders.
REMUNERATION MIX
Executive remuneration is composed of both “fixed” and “at risk” elements.
The remuneration mix describes the ratio of the different components of an executive’s pay. To strengthen the link to company performance, the Board has determined that a significant proportion of the total remuneration for the CEO and senior executives should be “at risk” representing components that are awarded based on performance. This means senior executives can only earn significant rewards if pre-determined company measures and targets are achieved. The “at risk” components of a senior executive’s remuneration package are calculated by reference to that individual’s fixed remuneration.
Figure 4 below shows the remuneration mix based on the maximum level of reward for the CEO and senior executives.
Figure 4. Telstra’s remuneration mix

(1)	The value of LTI granted Performance targets must be met before any of this value vests to the executive over 3 and 5 years.

(2)	The maximum amount that could be payable should all STI targets be met.
If the minimum performance level is not achieved, no STI or LTI will be awarded and the executive receives 100% of fixed remuneration and 0% of their “at risk” remuneration. The percentage of “at risk” pay increases with the increase in accountability.
FIXED REMUNERATION
Fixed remuneration is in line with similar roles in the applicable market.
Fixed remuneration is made up of:
•	base salary including salary sacrifice benefits and applicable fringe benefits tax; and
•	superannuation.
Fixed remuneration is influenced by the scope of the role and the knowledge, skills and experience required of the position holder. To ensure remuneration is market competitive, the Committee takes into account local, home country and global market rates. In determining what market rates to use for comparison purposes the Committee assesses a range of factors including company size (based on market capitalisation), industry in which the comparative company operates and global footprint.
For superannuation, in addition to mandatory contributions, the CEO and senior executives may contribute additional amounts, subject to legislative requirements.
Fixed remuneration is reviewed annually as part of the company’s overall remuneration review process and is assessed against the company’s and the individual’s performance.
For fiscal 2006, the CEO was responsible for reviewing and determining the remuneration of the company secretary. However, the remuneration policy described in this report in relation to the senior executives and the discussion of the relationship between that policy and our performance applies to the company secretary. The company secretary participates in the STI plan and the LTI plan on the terms set out in this report.
SHORT TERM INCENTIVE (STI)
The STI component delivers reward on achievement of annual performance targets.
The STI is an annual “at risk” component of remuneration for the CEO and senior executives. During fiscal 2006, the Committee ceased the Short Term Incentive Equity (STIE) Plan. As such the annual STI payment for fiscal 2006 is delivered in cash, compared with fiscal 2005 when the STI was delivered half in cash and half in equity instruments. The objective of the STI plan is to encourage executives to meet annual business objectives and their own individual performance targets.
How STI is calculated
The CEO and senior executives’ STI payment is based on their fixed remuneration, individual STI opportunity (explained on page 48) and achievements against performance measures. This is illustrated in Figure 5.
Figure 5: Calculating the STI payment
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Figure 6: STI opportunity for differing levels of performance

Level of performance		CEO	Senior Executives
(% of STI opportunity)	Description	(% of fixed remuneration)
Gateway (25%)	The “gateway” level must be reached before any value can be attributed to each measure.	25%	25% – 35%

Target (50%)	The “target” level represents challenging but achievable levels of performance.	50%	50% – 70%

Maximum (100%)	Achievement of the “maximum” level requires significant performance above and beyond normal expectations and will result in significant improvement in key operational areas.	100%	100% – 140%
STI opportunity and performance levels required
Depending on the role they perform, each senior executive has an STI opportunity ranging from 100% — 140% of fixed remuneration where maximum performance is met. The maximum STI opportunity varies according to the role. As illustrated in Figure 6 above, each of the performance measures has three different levels of performance.
The level of performance determines the level of payment against each weighted measure. Achieving the target level of performance on each measure therefore equates to 50% of an individual’s maximum STI payment.
The STI performance measures
Performance against specific measures is assessed before any individual’s STI payment can be determined. The individual accountabilities for the CEO are determined by the Board and that of the senior executives are determined by the CEO. All individual measures are strongly aligned to the individual’s contribution towards corporate and business unit objectives.
STI payment for the CEO
The CEO’s contract provides for an STI payment for fiscal 2006 of up to a maximum of $3 million, of which $1.5 million was paid on commencement of employment. The initial $1.5 million was paid subject to the successful delivery of the new business strategy and transformation plan for the company. This payment was disclosed in the 2005 Remuneration Report.
The remaining maximum potential payment of $1.5 million will be paid subject to the CEO satisfying the performance measures described in Figure 3 on page 46.
LONG TERM INCENTIVE (LTI)
The LTI is the second “at risk” component of remuneration and it is delivered in the form of performance rights for fiscal 2006. Performance rights are the right to acquire a Telstra share at minimal cost to the employee ($1 exercise price per parcel of shares exercised on any single day) when specified performance measures are achieved.The performance rights are administered through the Telstra Growthshare Trust.
In prior years the equity instruments allocated as part of the LTI plans included restricted shares, options, deferred shares and performance rights.
The LTI plan supports the business strategy by aligning executive compensation with key performance measures and targets that support the transformation. The LTI is limited to the 220 most senior employees, as this group is responsible for leading the transformation and will drive the success of the business.
How performance rights are allocated
The CEO and senior executives receive an allocation of performance rights that is calculated as a percentage of their fixed remuneration.
Figure 7: Calculating the allocation of performance rights

*	The full market value of a Telstra share is used when we allocate performance rights (5 day volume weighted average share price). This differs from the accounting value under the executive remuneration table in Figure 17 on page 52, which reflects the amortised accounting valuation of these rights and any other LTI equity granted in previous years.
Vesting
The performance rights that the CEO and senior executives receive will vest depending upon the company’s achievement of the relevant performance measures. Performance rights that have vested means that the executive has a full interest in the right and is free to exercise the right at any time until the expiry date. The allocation, test and expiry dates are illustrated in Figure 8 below.
Figure 8: Performance right timeline
The value of the LTI at vesting
The actual value to the executive of the LTI at vesting can be calculated using the formula in Figure 9 below.
Figure 9: Determining the market value of performance rights at vesting dates

*	This value is likely to be different from the values at allocation and the accounting values disclosed in the remuneration table in Figure 17 on page 52.
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Figure 10: LTI vesting arrangements for fiscal 2006

	Year 3	Year 5

Target not achieved	• 25% of performance rights for Year 3 tranche lapses.	• All unvested performance rights will lapse.
• The remaining 75% of performance rights will be added to the Year 5 tranche and may vest based on performance against the Year 5 performance scale.

Target achieved but below Maximum	• The number of performance rights vest on a scale between Target and Maximum.	• For the Year 5 tranche the number of performance rights vest on a scale between Target and Maximum.
	• Any performance rights that do not vest will be discounted by 25% and the balance added to the Year 5 tranche and may vest on the Year 5 performance scale for each measure.	• The carried forward Year 3 balance will be added to the Year 5 tranche and assessed against the Year 5 performance targets.
• Any performance rights that do not vest as a result of not reaching the Maximum of the Year 5 hurdle will lapse.

Maximum achieved	• All performance rights for the Years tranche (up to 60% of the 2005 allocation) will vest if all maximum targets are achieved.	• All performance rights for the Year 5 tranche (up to 40% of the 2005 allocation), and any remaining Year 3 tranche, will vest if all maximum targets are achieved.
The LTI performance measures
Similar to the STI plan, the LTI performance measures are also linked to the business strategy and transformation of the company. This approach ensures that any rewards derived from the LTI plan by the senior executives are consistent with the successful execution of the initiatives over a number of years. Successful execution of the initiatives should, in turn, drive sustainable increases in shareholder wealth.
The measures will be assessed based on a scale of performance at 30 June 2008 and 30 June 2010. The vesting arrangements are explained in Figure 10 above.
Exercising performance rights
A performance right can only be exercised (that is, a share can only be acquired by the executive) if the performance right vests. Once vested, the performance right can be exercised by the executive at any time up to 7 years from the grant date. Once the performance rights have been exercised the participant becomes the beneficial owner and is entitled to any dividend, bonus issue, return of capital or other distribution in respect of those shares.
Restrictions on hedging
The CEO and senior executives are restricted from entering into arrangements which effectively operate to limit the economic risk of their security holdings in shares allocated under the LTI plan during the period the shares are held in trust.
Lapsed performance rights
Where a performance right does not vest by year 5, because the performance measures have not been achieved, the right will lapse and no benefit will accrue to the executive.
If the CEO or a senior executive:
•	resigns and their performance rights are not yet exercisable, those rights will lapse;

•	retires or ceases employment due to death or total permanent incapacity, and their performance rights are not yet exercisable, those rights will be exercisable if the relevant performance measure is met in accordance with the prescribed schedule;

•	is made redundant, and their performance rights are not yet exercisable, the number of unvested rights is adjusted to reflect the executive’s service period and will be exercisable if the relevant performance measure is met in accordance with the prescribed schedule; or

•	ceases employment with Telstra for any other reason and their performance rights are not yet exercisable, the Board will decide whether those rights should lapse or remain available for exercise if the relevant performance measure is met.
RELATIONSHIP BETWEEN REMUNERATION AND TELSTRA’S PERFORMANCE
The payment levels of the “at risk” components of remuneration should reflect Telstra’s corporate performance.
DEFINING “COMPANY PERFORMANCE”
Telstra ultimately assesses its company performance by reference to increases in “shareholder wealth” and “earnings”.
Shareholder wealth
Shareholder wealth is the total return to an investor over a given period. lt consists of three components: dividends paid, the movement in the market value of shares over that period, and any return of capital to shareholders, excluding buy-backs.
Dividends paid
Over the five years to 30 June 2006 we have increased the total amount returned to shareholders through dividends and special dividends each year. Our total dividends paid per share each fiscal year for the last five years is shown in Figure 11 on page 50.
Market value of shares
During fiscal 2006 Telstra’s daily closing share price has fluctuated between a low of $3.63 and a high of $5.14. Figure 11 on page 50 shows the share price on 30 June for the last five years.
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Remuneration report
Figure 11: Share price at year end and dividends paid per share for the last 5 years

	Year ended	Year ended	Year ended	Year ended	Year ended
	30 June 2006	30 June 2005	30 June 2004	30 June 2003	30 June 2002
Share Price ($)	3.68	5.06	5.03	4.40	4.66
Total dividends paid/declared per share (c)	34.0	40.0	26.0	27.0	22.0
Return of capital
During the five years to 30 June 2006 we undertook two off-market share buy-backs as part of our capital management strategy, returning $1,751 million (excluding associated costs) to shareholders. All ordinary shares bought back were subsequently cancelled.
Figure 12: Share buy back

		Cost			Franked dividend	Capital
	Number of	Purchase	Transaction	Buy-back price	component	component
	ordinary shares	consideration	costs	per share	per share	per share
Date	bought back	$m	$m	$	$	$
24 NOV 2003	238,241,174	1,001	8	4.20	2.70	1.50
15 NOV 2004	185,284,669	750	6	4.05	2.55	1.50
EARNINGS
Our company’s earnings over the five years to 30 June 2006 are summarised in Figure 13 below.
Figure 13: Our 5 year earnings history

	Year ended	Year ended	Year ended	Year ended	Year ended
	30 June 2006	30 June 2005	30 June 2004	30 June 2003	30 June 2002
	$m	$m	$m (1)	$m (1)	$m (1)
Sales revenue	22,750	22,161	20,737	20,495	20,196
EBITDA	9,584	10,464	10,175	9,170	9,483
Net profit available to Telstra	3,181	4,309	4,118	3,429	3,661

(1)	During fiscal 2006, we adopted Australian equivalents to International Financial Reporting Standards (A-IFRS). We restated our comparative information for the year ended 30 June 2005. The previous financial years ended 30 June 2004, 30 June 2003 and 30 June 2002 are presented under the previous Australian Generally Accepted Accounting Principles (AGAAP).
REMUNERATION VS COMPANY PERFORMANCE
Telstra’s remuneration strategy aligns with the new business strategy by assigning clear transformational and operational targets with longer term objectives which will deliver increases in shareholder wealth.
As stated in our remuneration strategy, a significant proportion of the CEO and senior executives’ total remuneration depends on the achievement of specific short and long term targets.
STI results and payments
Financial measures have represented a significant percentage of the STI plan over the last five years and therefore financial performance has a direct impact on the rewards received through the plan. The financial measures:
•	provide a strong correlation with our ability to increase shareholder returns;

•	have a direct impact on our bottom line; and

•	are measures over which the executives can exercise control.
The average STI received by senior executives as a percentage of the maximum achievable payment for achieving those short term measures is reflected in Figure 14 below.
The calculation below is made by aggregating the actual STI payments to the CEO and senior executives for the financial year and dividing that by the aggregate maximum achievable payments for those same executives. The result is then expressed as a percentage of the maximum achievable STI payment.
Figure 14: Average STI payment as a % of maximum payment

	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
	2006	2005	2004	2003	2002
STI received	73.8%	54.6% (1)	31.4%	41.1%	57.6%

(1).	This includes both the cash and equity components for fiscal 2005. While the total equity component is included in determining the above percentage, the value of the rights to Telstra shares granted in fiscal 2005 will be reflected in remuneration over the following 3 years as the shares vest over their performance period.
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Relationship between company performance and STI payments
Figure 15 below demonstrates the relationship between the company’s performance in the form of EBITDA and the percentage of STI payments that were made in each fiscal year.
Figure 15: Relationship between company performance (EBITDA) and STI payments
LTI results and payments
Any LTI awarded to an executive is required to be reported in accordance with International Financial Reporting Standards (IFRS). This requires a value to be attributed to the LTI equity granted before vesting has occurred. That value is then amortised over the vesting period (ie the five-year performance period for fiscal 2006 allocations). However, as vesting of any equity allocated under the LTI plans is subject to a range of internal and external performance measures, senior executives may or may not ultimately derive any value from these equity instruments.
As at 30 June 2006 the vesting status of LTI equity set out in Figure 16 below.
DETAILS OF SENIOR EXECUTIVES’ REMUNERATION
Detailed explanation of the various components of remuneration received by the CEO and senior executives in fiscal 2006.
In this section we set out the remuneration of our CEO and the senior executives who are key management personnel. These executives had authority and responsibility for planning, directing and controlling the activities of Telstra and its controlled entities during fiscal 2006.They also include the five highest remunerated executives.
Figure 17 on page 52 sets out the short term employee benefits, post-employment benefits and share-based remuneration received during the fiscal year as calculated under applicable accounting standards. It also details the remuneration components of those senior executives who ceased employment with Telstra during fiscal 2006 and would otherwise have been included in this report.
Figure 18 on page 53 sets out the details of the annual STI for fiscal 2006, and Figure 19 on page 53 sets out the amortised value of the CEO and senior executive allocations under the LTI plans.
Remuneration received in fiscal 2006
The remuneration of our key management personnel (excluding non-executive directors) are set out in the following tables. In accordance with the requirements of AASB 124, the remuneration disclosures for fiscal 2006 only include remuneration relating to the portion of the relevant periods that each individual was considered a KMP. As a result this approach can distort year-on-year remuneration comparisons.
Termination payments to Dr Switkowski in fiscal 2006
As specified in the remuneration report for fiscal 2005 Dr Switkowski ceased employment with the company on 1 July 2005 and was entitled to receive termination payments in accordance with his employment contract including:
•	a termination payment of 12 months fixed remuneration — $2,092,000; and

•	accrued annual and long service leave — $1,059,526.42.
These payments have been aggregated and appear in Figure 17 on page 52 under “Termination benefits” in accordance with the prescribed accounting standards.
Dr Switkowski also received a payment of $1,961,000 under the 2004/05 STI plan. This payment is not included in Figure 17 on page 52 as it has previously been disclosed in the remuneration report for fiscal 2005.
In addition, and consistent with last years remuneration report, Figure 21 on page 55 shows Dr Switkowski’s retained allocations of equity under the Deferred Remuneration and LTI plans.
Figure 16: LTI Status

Status of plan	Result	Next steps

The fiscal 2001 plans (September 2000 and March 2001*) did not meet the performance measure.	All instruments have lapsed.	The performance period for these plans expired in fiscal 2006 and both plans have ceased.

The fiscal 2002 plans (September 2001 and March 2002*) did not meet the performance measure in the first quarter of the performance period.	Half of all allocations lapsed.	For September 2001, the performance measures were subsequently achieved in fiscal 2005 and the remaining half of the allocations vested. The March 2002 plan performance measures are currently below the required performance hurdle.

The fiscal 2003 plan did not meet the performance hurdle in the first quarter of the performance period.	Half of all allocations lapsed.	The performance measures are currently below the required performance hurdle.

Fiscal 2004, 2005 and 2006 plans have yet to enter their respective performance periods.	No instruments have lapsed or vested yet.	Performance measures have not yet reached the assessment points.

*	March allocations were mid-cycle allocations to accommodate new executives.
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Figure 17: Senior executives’ remuneration

(1) Salary and Fees: Includes salary,salary sacrificed benefits (other than superannuation), leave provisions and fringe benefits tax	(2) Short Term Incentives: Includes annual bonuses payable in relation to fiscal 2006	(3) Non-monetary benefits: Such as the value of goods and services provided as well as expatriate benefits including medical insurance, housing, private air travel	(8) Other equity: Performance rights, restricted shares & options granted under Telstra’s LTI plans. This includes amounts accrued for current and prior year LTI grants

						Post-		Other
						employment	Termination	Long term	Equity settled
		Short term employee benefits				benefits	benefits	benefits	share-based payments
				Non-				Accrued	Short term
		Salary	Short term	monetary		Super-	Termination	ong service	incentive	Deferred		Other
		and fees (1)	incentives(2)	benefits(3)	Other(4)	annuation(5)	benefits	Leave	shares(6)	shares(7)		equity(8)		Total
Name		($)	($)	($)	($)	($)	($)	($)	($)	($)		($)		($)
Solomon Trujillo	Commenced
- Chief Executive Officer	1 July 2005	2,987,861	2,581,200	—	1,745,011	1,012,139	—	75,000	—	—		309,305		8,710,516

Bruce Akhurst	Ongoing	984,974	1,519,035	11,740	—	188,026	—	29,325	276,443	115,592		650,036		3,775,171
- Chief Executive Officer, Sensis

Kate McKenzie	Appointed
- Group Managing Director,	GMD
Telstra Wholesale	16 Jan 2006	223,280	180,950	—	—	20,787	—	6,026	22,067	—		30,871		483,981

David Moffatt	Ongoing	876,970	1,019,991	18,138	—	316,030	—	29,825	131,095	129,101		779,461		3,300,611
- Group Managing Director, Telstra Consumer Marketing & Channels

Deena Shiff	Ongoing	645,857	768,951	6,062	—	116,643	—	20,000	155,829	37,438		214,391		1,965,171
- Group Managing Director, Telstra Business

John Stanhope	Ongoing	919,499	655,412	9,668	—	101,001	—	25,825	126,792	76,968		335,804		2,250,969
- CFO and Group Managing Director, Finance & Administration

David Thodey	Ongoing	1,031,086	926,798	8,248	—	52,914	—	27,100	108,869	105,198		560,789		2,821,002
- Group Managing Director, Telstra Enterprise & Government

Gregory Winn	Commenced
- Chief Operating Officer	11 Aug 2005	1,280,944	1,408,918	1,685	1,101,907	10,814	—	32,178	—	—		—		3,836,446

SUB-TOTAL		8,950,471	9,061,255	55,541	2,846,918	1,818,354	—	245,279	821,095	464,297		2,880,657		27,143,867

Past Employees

Zygmunt Switkowski	Ceased
	1 July 2005	5,451	—	35	—	281	3,151,526 (9)	—	—	491,049	(10)	4,516	(11)	3,652,858

SUB-TOTAL		5,451	—	35	—	281	3,151,526	—	—	491,049		4,516		3,652,858

TOTAL		8,955,922	9,061,255	55,576	2,846,918	1,818,635	3,151,526	245,279	821,095	955,346		2,885,173		30,796,725

(1)	Includes salary, salary sacrifice benefits (excluding salary sacrifice superannuation which is included under Superannuation) and fringe benefits tax.

(2)	Short term incentive relates to performance in fiscal 2006 and is based on actual performance for Telstra and the individual.

(3)	Includes the benefit of interest-free loans under TESOP97 and TESOP99, the value of personal home security services provided by Telstra and the value of the personal use of products and services related to Telstra employment.

(4)	Includes payments made to executives on commencement of employment with Telstra and relocation payments made in accordance with their relocation agreement and which are classified as remuneration under the accounting standards.

(5)	Represents company contributions to superannuation as well as any additional superannuation contribution made through salary sacrifice by executives.

(6)	This represents the value of Short Term Incentive Shares allocated under the 2004/05 STI Equity plan whereby 50% of the STI payment was provided as shares to be distributed over 3 years at 12 month intervals. The values shown represent the annualised value for fiscal 2006 in accordance with the relevant accounting standards.

(7)	The value included in deferred shares relates to the current year amortised value of vested and unvested shares issued in fiscal 2003 and fiscal 2004 under the Deferred Remuneration Plan. The values shown represent the annualised value for fiscal 2006 in accordance with the relevant accounting standards

(8)	The value represents the annualised value of restricted shares, performance rights and options as detailed in figure 21. The executive only receives value if the performance hurdles are met.

(9)	Includes payments made on cessation of employment with Telstra in accordance with his employment contract.The payments include unused annual and long service leave and an eligible termination payment equal to 12 months fixed remuneration.

(10)	The value represents the remaining amortised value of deferred shares which has been brought forward due to the early vesting of Deferred Shares following separation from Telstra.

(11)	The value represents the pro-rated amortised value of restricted shares, options and performance rights following Dr Switkowski’s separation from Telstra on 1 July 2005.
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Figure 18: STI for fiscal 2006

	Maximum		% of the
	potential STI	Actual STI	Maximum
Name	($)	($)	potential
Solomon Trujillo	3,000,000 *	2,581,200	86.0%
Bruce Akhurst	1,642,200	1,519,035	92.5%
Kate McKenzie	241,041	180,950	75.1%
David Moffatt	1,670,200	1,019,991	61.1%
Deena Shiff	1,120,000	768,951	68.7%
John Stanhope	1,055,294	655,412	62.1%
David Thodey	1,517,600	926,798	61.1%
Gregory Winn	2,030,000	1,408,918	69.4%

*	$1,500,000 for strategic plan & $1,500,000 based on fiscal 2006 performance measures.
Where the actual STI payment is less than the maximum potential, (eg achieved performance was less than maximum performance level) the difference is forfeited and does not become payable in subsequent years.
The minimum value of the STI may be $0 where the performance measures fail to meet the specified threshold levels.
Tax Equalisation of foreign earned income
As prefaced in their employment contracts, Mr Trujillo and Mr Winn received re-imbursement for the additional personal income tax payable due to a double taxing in Australia and the United States as a result of the international taxation rules covering foreign earned income. This only applies for fiscal 2006 as changes to the international taxation provisions come into effect on 1 July 2006 and no further payments will be required.
Equity valuations
Figure 19 below provides the amortised accounting value of all LTI equity instruments, including allocations of equity made from fiscal 2001 — 2006.
The senior executives have not received any monetary value from any of these equity grants apart from the September 2001 Performance Rights plan and the September 2002 Deferred Share plan (see Figure 20 on page 54), either because the LTI performance measures were not satisfied during the performance period or the performance period is continuing.The value attributed to the unvested instruments allocated on 8 September 2000 and 16 March 2001 only reflects the notional value until 8 September 2005 and 16 March 2006, respectively, when they lapsed.
Where allocations have been made to the CEO and senior executives for fiscal 2002, 2003, 2004, 2005 and 2006 and have not yet vested, the CEO and senior executives may or may not derive any value from these allocations as they are still subject to performance measures and the performance period has not yet expired.
Figure 19: Amortised accounting value of all LTI equity for fiscal 2006

	Amortised value of LTI equity allocations(1)(2)			Total
		Performance	Restricted
	Options	rights(3)	shares
	($)	($)	($)	($)
Solomon Trujillo	—	309,305	—	309,305
Bruce Akhurst	290,185	354,513	5,338	650,036
Kate McKenzie	—	30,871	—	30,871
David Moffatt	367,050	391,010	21,401	779,461
Deena Shiff	82,016	131,691	684	214,391
John Stanhope	113,080	220,808	1,916	335,804
David Thodey	241,368	319,421	—	560,789
Gregory Winn	—	—	—	—
Zygmunt Switkowski(4)	1,743	2,737	36	4,516

(1)	The value of each instrument is calculated by applying option valuation methodologies as described in note 31 to the financial statements and is then amortised over the relevant vesting period. The values included in the table relate to the current year amortised value of all LTI instruments detailed as other equity in the remuneration table. The valuations used in current year disclosures are based on the same underlying assumptions as the previous year. Please refer to note 31 for details on our employee share plans.

(2)	Where a vesting scale is used, the table reflects the maximum achievable allocation.

(3)	The September 2002 plan failed to satisfy the performance measure in the first quarter of the performance period. In accordance with the terms of the plan half the maximum potential allocation of performance rights lapsed on 6 December 2005. Although an accounting value is recorded above, the executives received no value from this plan.

(4)	This represents the pro-rated amortised value of LTI instruments up to date of separation in accordance with accounting standards. These equity instruments are still subject to meeting performance hurdles and Dr Switkowski may or may not derive any value from these instruments.
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Outstanding equity-based instruments
The accounting value and actual number of the CEO and senior executives’ performance rights, restricted shares and options that were granted, exercised and lapsed in fiscal 2006 are set out in Figure 20 below and Figure 21 on page 55. As the values shown in Figure 20 represent the accounting value, the executive may not have actually received these amounts. The value of lapsed instruments in Figure 20 is based on the accounting value. This value is included to address our reporting obligations only. Where these instruments lapse, there is no benefit at all to the executive, and therefore no transfer of any equity or equity-related instrument. All instruments that have lapsed were subjected to the external performance measure of Total Shareholder Return (TSR).
The actual number of LTI instruments that were granted, exercised and lapsed in fiscal 2006 is set out in Figure 21 on page 55. Of the performance rights allocated in fiscal 2006,100% of the allocations were granted and none were forfeited, lapsed or vested during fiscal 2006. However, all unvested equity instruments may lapse in future years if the performance measures are not satisfied.
Figure 20: Value of equity instruments granted, exercised and lapsed in fiscal 2006

					Aggregate of
					rights granted,
	Granted during period(1)				exercised
		% of Total	Exercised	Lapsed	and Lapsed
	($)	Remuneration(2)	($)	($)	($)
Solomon Trujillo	2,482,011	28.5%	—	—	2,482,011
Bruce Akhurst	436,714	11.6%	—	—	436,714
Kate McKenzie	164,838	34.1%	—	—	164,838
David Moffatt	444,159	13.5%	—	—	444,159
Deena Shiff	297,846	15.2%	—	—	297,846
John Stanhope	384,589	17.1%	—	—	384,589
David Thodey	403,578	14.3%	—	—	403,578
Gregory Winn	—	—	—	—	—
Zygmunt Switkowski	—	—	—	—	—

(1)	This represents the accounting value at grant date of performance rights granted in fiscal 2006.

(2)	Total Remuneration is the sum of short term benefits, post employment benefits and share based payments detailed in Figure 19 on page 53.
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Figure 21: Number of equity-based instruments — granted, vested, exercised and lapsed

							Vested but
		Balance at	Granted	Exercised	Lapsed	Balance at	not exercised
	Instrument	1 July 2005	during period(1)	during period	during period(2)	30 June 2006(3)	during period(4)
Solomon Trujillo	Performance Rights	—	836,821	—	—	836,821	—

Bruce Akhurst	Performance Rights	473,600	147,240	59,000	66,900	494,940	—
	Restricted shares	39,000	—	—	39,000	—	—
	Options	805,000	—	—	188,000	617,000	—
	Deferred shares	135,300	—	66,900	—	68,400	—
	Incentive shares	—	120,967	—	—	120,967	—

Kate McKenzie	Performance Rights	36,000	55,576	—	—	91,576	—
	Restricted shares	—	—	—	—	—	—
	Options	—	—	—	—	—	—
	Deferred shares	—	—	—	—	—	—
	Incentive shares	—	18,905	—	—	18,905	—

David Moffatt	Performance Rights	521,600	149,750	71,000	76,300	524,050	—
	Restricted shares	40,000	—	—	40,000	—	—
	Options	890,000	—	—	150,000	740,000	—
	Deferred shares	152,400	—	76,300	—	76,100	—
	Incentive shares	—	57,365	—	—	57,365	—

Deena Shiff	Performance Rights	151,600	100,420	17,000	19,800	215,220
	Restricted shares	5,000	—	—	5,000	—	—
	Options	202,200	—	—	24,200	178,000	—
	Deferred shares	42,300	—	19,800	—	22,500	—
	Incentive shares	—	68,188	—	—	68,188	—

John Stanhope	Performance Rights	290,000	129,666	23,000	23,800	372,866	—
	Restricted shares	14,000	—	—	14,000	—	—
	Options	310,000	—	—	69,000	241,000	—
	Deferred shares	73,200	—	23,800	—	49,400	—
	Incentive shares	—	55,482	—	—	55,482	—

David Thodey	Performance Rights	427,200	136,068	51,000	59,000	453,268	—
	Restricted shares	—	—	—	—	—	—
	Options	534,000	—	—	—	534,000	—
	Deferred shares	121,600	—	—	—	121,600	59,000
	Incentive shares	—	47,639	—	—	47,639	—

Greg Winn	—	—	—	—	—	—	—

Zygmunt Switkowski	Performance Rights	1,643,600	—	—	—	1,643,600	—
	Restricted shares	96,000	—	—	—	96,000	—
	Options	1,810,000	—	—	—	1,810,000	—
	Deferred shares	500,700	—	—	—	500,700	—

(1)	Instruments granted during fiscal 2006 relate to the annual LTI plan for fiscal 2006 and the STI plan for fiscal 2005.

(2)	No equity instruments granted during fiscal 2006 lapsed in fiscal 2006.

(3)	This represents the number of vested and unvested equity instruments which have not been exercised or lapsed as at 30 June 2006, or in the case of Dr Switkowski,the date of cessation with Telstra.

(4)	The number of instruments that vested during fiscal 2006 relate to the September 2002 Deferred Shares and had not been exercised at 30 June 2006.
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Figure 22: Summary of contract arrangements for CEO and senior executives

		Fixed remuneration	Additional		Termination
Name	Term of agreement	at 30 June 2006	conditions	Notice Period(1)	payment(2)

Solomon Trujillo	Ongoing	$3,000,000	nil	30 days	12 months(3)
Bruce Akhurst	Ongoing	$1,173,000	nil	6 months	12 months
Kate McKenzie	Ongoing	$530,000	nil	6 months	12 months
David Moffatt	Ongoing	$1,193,000	nil	6 months	12 months
Deena Shiff	Ongoing	$800,000	nil	6 months	12 months
John Stanhope	Ongoing	$1,033,000	nil	6 months	12 months
David Thodey	Ongoing	$1,084,000	nil	6 months	12 months
Gregory Winn	11 August 2005 to 10 August 2007(4)	$1,450,000	$500,000 sign on bonus paid 12 Sept 2005. Contract completion payments(5)	3 months	6 months + pro-rata at target STI + pro-rata contract completion payment (where pro-rata performance met)
Zygmunt Switkowski	1 September 2003 to 31 December 2007	$2,092,000	nil	6 months	12 months

(1)	Upon notice being given Telstra can require the executive to work through the notice period or terminate employment immediately by providing payment in lieu of notice.

(2)	Payment is calculated on fixed remuneration as at date of termination. There will be no payment if termination is a result of serious misconduct or redundancy (in which case Telstra’s redundancy policy applies).

(3)	A 24 month termination payment applied where Mr Trujillo’s employment was terminated in the first 12 months. As this period has now expired the standard 12 month termination payment will apply.

(4)	Where both parties mutually agree, the contract can be extended by 12 months until 8 August 2008. Where extended, and termination occurs between 2-3 years of employment, Mr. Winn is paid the lesser of: remaining fixed remuneration to completion or 6 months fixed remuneration and pro-rata 3rd year contract completion payment (where pro-rata performance is met).

(5)	Contract completion payments are in lieu of LTI participation (due to fixed term contract). Payment of up to $1.8m subject to performance against pre-determined measures. Where contract is extended an additional contract completion payment of $500,000 is available.
CONTRACT ARRANGEMENTS
The key terms and conditions for the CEO and senior executive service contracts are set out in Figure 22 above.
A contract typically outlines the components of remuneration paid to the executive but does not prescribe how remuneration levels are to be modified from year to year.
Generally, contracts can be terminated by either the company or senior executive providing 6 months notice. Upon notice being given Telstra can require the executive to remain employed by Telstra for the notice period or terminate employment immediately by providing payment in lieu of notice.
RELOCATION COSTS ASSOCIATED WITH OVERSEAS SENIOR EXECUTIVES
During the year the Board implemented significant changes to the executive management team. In addition to Solomon Trujillo joining Telstra as the Chief Executive Officer, a number of key executives were recruited to drive the major transformational changes required under the new business strategy.
Where executives have been recruited from overseas, appropriate reward to secure their employment was negotiated. This can include overseas relocation benefits in accordance with our relocation policies or the executives’ contract of employment.
The range of benefits and services provided to these senior executives under those arrangements may include:
•	travel to Australia for themselves and their immediate family on commencement;

•	a defined number of round-trip air tickets to their place of origin for themselves and their family;

•	furniture storage and removal costs;

•	rental assistance while in Australia for an initial period of time;

•	a relocation allowance to cover incidental and miscellaneous expenses;

•	health insurance;

•	tax advice; and

•	tax equalisation of foreign earned income.
NON-EXECUTIVE DIRECTORS
REMUNERATION POLICY AND STRATEGY
In order to maintain their independence and impartiality, nonexecutive directors are remunerated with fees which are not linked to company performance. The total fee pool is approved by shareholders.
Our non-executive directors are remunerated in accordance with our constitution, which provides for the following:
•	an aggregate limit of fees is set and varied only by approval of a resolution of shareholders at the annual general meeting; and

•	the Board determines how those fees are allocated among the directors within the fee pool.
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In recognition of the increased time and responsibility of nonexecutive directors, on 25 October 2005, shareholders approved an increase to the directors’ fee pool to $2,000,000 per annum (previously $1,320,000 per annum). As a result of this increase:
•	fees paid to Board members, including additional fees paid for service on Board committees were increased; and

•	existing retirement benefits to non-executive directors, employed before 1 July 2002, were integrated into the overall fee pool.
In determining the required level for the fee pool and individual director fee levels, the Committee makes recommendations to the Board, and in the case of the fee pool, the Board makes a recommendation to shareholders, taking into account:
•	the company’s existing remuneration policies;

•	independent professional advice;

•	the fee pools of other comparable companies (based on company size using market capitalisation);

•	fees paid to individual directors by comparable companies;

•	the general time commitment and responsibilities involved;

•	the risks associated with discharging the duties attaching to the role of director; and

•	the level of fees necessary to attract and retain directors of a suitable calibre.
In order to maintain their independence and impartiality, the remuneration of the non-executive directors is not linked to the performance of the company, except through their participation in the Directshare plan, which is explained below.
REMUNERATION STRUCTURE
Non-executive directors receive a total remuneration package based on their rote on the Board and their committee memberships. Non-executive directors must sacrifice at least 20% of their fees into Telstra shares to align their interests with those of our shareholders.
All Board and committee fees, including superannuation, paid to non-executive directors in fiscal 2006 remain within the new fee pool. Board and Committee fees were increased in fiscal 2006 to take into account the changes to retirement benefits made following the 2005 Annual General Meeting and prevailing market rates for directors’ fees. Following these increases the Board and Committee fees payable to directors in fiscal 2006 are set out below.
Board fees

	Chairman	Director

Board	$450,000	$130,000
Committee fees
Board members, excluding the Chairman, are paid the following additional fees for service on Board committees:

Committee	Chairman	Member

Audit Committee	$70,000	$35,000
Remuneration Committee	$14,000	$7,000
Nomination Committee	—	$7,000
Technology Committee	$7,000	$7,000
The Board considered these fees appropriate given the additional time requirements of committee members, the complex matters before the committees and, in the case of the Audit Committee, an increased number of committee meetings and governance requirements.
Components of the total remuneration package (TRP)
The Board has determined that a non-executive director’s total remuneration will consist of three components: cash, shares (through the Directshare plan) and superannuation. Each year directors are asked to specify the allocation of their total remuneration between these three components, subject to the following conditions:
•	at least 30% must be taken as cash;

•	at least 20% must be taken as Directshares; and

•	the minimum superannuation guarantee contribution must be made, where applicable.
The Board will continue to periodically review its approach to the non-executive directors’ remuneration structure to ensure it compares with general industry practice and best practice principles of corporate governance.
Equity compensation – Directshare
Directshare aims to encourage a longer-term perspective and to align the directors’ interests with those of our shareholders.
Through our Directshare plan, non-executive directors are required to sacrifice a minimum of 20% of their TRP towards the acquisition of restricted Telstra shares. The shares are purchased on-market and allocated to the participating non-executive director at market price. The shares are held in trust and are unable to be dealt with for 5 years unless the participating director ceases to be a director of Telstra.
If a non-executive director chooses to increase their participation in the Directshare plan, they take a greater percentage of TRP in Telstra shares, and their cash component is reduced. As the allocation of Directshares is simply a percentage of the non-executive director’s TRP, it is not subject to the satisfaction of a performance measure.
Directors are restricted from entering into arrangements which effectively operate to limit the economic risk of their shareholdings allocated under the Directshare plan during the period the shares are held in trust.
Superannuation
Mandatory superannuation contributions are included as part of each director’s total remuneration. Directors may choose to increase the proportion of their remuneration taken as superannuation, subject to legislative requirements.
RETIREMENT BENEFITS
In accordance with good corporate governance practice, we do not provide retirement benefits for directors appointed after 30 June 2002. However, non-executive directors appointed before that date were eligible to receive retirement benefits on retiring as a director.
At the annual general meeting on 25 October 2005, we explained that as a result of the increase in the directors’fee pool, retirement benefits would cease to accrue. This means that directors who were appointed before 30 June 2002 will receive cash equal to the benefits accrued to 25 October 2005. These benefits will be indexed by reference to changes in Telstra’s share price between that date and the date the director’s retirement takes effect.
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This approach:
•	aligns directors’ interests with those of stakeholders and with the long term success of the company;

•	subjects the value of the retirement benefit to movement in Telstra’s share price and dividend payments; and

•	maintains the principle that this payment be made when the director retires, rather than provide an early cash payout of the retirement benefits at the time these arrangements were approved.
Figure 23 below shows the increase in retirement benefits payable to non-executive directors appointed before 30 June 2002 and the value of the payment to the director if he or she had retired on 30 June 2006.
OTHER BENEFITS
Directors also receive reimbursement for reasonable travelling, accommodation and other expenses incurred in travelling to or from meetings of the Board or committees, or when otherwise engaged on company business. We also provide directors with telecommunications and other services and equipment to assist them in performing their duties. From time to time, we may also make products and services available to directors without charge to allow them to familiarise themselves with our products and services and with recent technological developments.
To the extent any of these items are considered a personal benefit to a director, the value of the benefit is included in the “non-monetary benefits” column in Figure 24 on page 59.
Figure 23: Non-executive directors — increases in retirement benefits

					Payment to
		Increase	Total	Indexed increase	director if he/she
	Balance as	in value to	value to	in value to	had retired on
	at 2005	25 October 05	25 October 05	30 June 06	30 June 06(1)
	(a)	(b)	(a) + (b)	(c) - (a)	(c)
Name	($)	($)	($)	($)	($)

Donald G McGauchie	340,673	76,169	416,842	60,094	400,767
John E Fletcher	126,138	13,829	139,967	8,437	134,575	(2)
Belinda J Hutchinson	103,794	16,584	120,378	11,943	115,737
Catherine B Livingstone	143,074	18,059	161,133	11,849	154,923
Charles Macek	117,949	17,315	135,264	12,099	130,048
John W Stocker	342,176	27,273	369,449	13,026	355,202

(1)	The value is calculated by multiplying the number of notional shares plus additional notional sharesallocated for re-invested dividends by $3.68 being the volume weighted average price of Telstra shares traded on 30 June 2006.

(2)	John Fletcher resigned as a director on 30 June 2006 and was paid this amount in accordance with the retirmenet benefit policy.This amount is also included as a termination payment in Figure 24 on page 59.
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Remuneration report
DETAILS OF NON-EXECUTIVE DIRECTORS’ REMUNERATION
Figure 24 below provides the details of all remuneration paid to our non-executive directors in fiscal 2006.
Figure 24: Non-executive directors — details of remuneration

									Equity settled
								Termination	share-based
		Short term employee benefits			Post-employment benefits			benefits	payments
			Non-
		Salary	monetary		Super-		Retirement	Termination	Direct
		and Fees(1)	benefits(2)	Other	annuation		benefits	benefits(3)	share	Total
Name		($)	($)	($)	($)		($)	($)	($)	($)

Donald G McGauchie Chairman	Ongoing	312,236	3,078	—	12,158		60,094	—	81,099	468,665
John T Ralph(4) Deputy Chairman	Retired COB 11 Aug 2005	17,474	380	—	—	(5)	—	462,548	—	480,402
Anthony J Clark(4) Director	Retired COB 11 Aug 2005	9,015	458	—	970		—	278,846	—	289,289
John E Fletcher(6) Director	Resigned COB 30 June 2006	94,209	2,775	—	8,056		—	134,575	26,422	266,037
Belinda J Hutchinson Director	Ongoing	100,611	2,288	—	18,551		11,943	—	29,740	163,133
Catherine Livingstone Director	Ongoing	113,063	2,288	—	10,998		11,849	—	31,015	169,213
Charles Macek Director	Ongoing	123,032	2,748	—	11,227		12,099	—	33,565	182,671
John W Stocker Director	Ongoing	110,817	2,288	—	39,006		13,026	—	37,390	202,527
Peter Willcox(7) Director	Commenced 17 May 2006	11,872	—	—	1,069		—	—	3,235	16,176
John Zeglis(7) Director	Commenced 17 May 2006	12,941	—	—	—		—	—	3,235	16,176
Total		905,270	16,303	—	102,035		109,011	875,969	245,701	2,254,289

(1)	Includes fees for membership on Board committees.

(2)	Includes the value of the personal use of products and services.

(3)	These payments relate to eligible retirement benefits payable on cessation as Directors of Telstra.

(4)	Mr Ralph and Mr Clark retired as Directors of Telstra effective 11 August 2005.

(5)	Under current superannuation legislation Mr Ralph did not receive superannuation benefits as he had passed his 70th birthday.

(6)	Mr Fletcher resigned as a Director of Telstra on 30 June 2006.

(7)	Mr Willcoxand Mr Zeglis were appointed as Directors on 17 May 2006. Mr Zeglis is based in the United States.
There are no individual contracts for service with our non-executive directors other than as described above in relation to post-employment benefits.
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Concise financial report
Concise Financial Report
Income Statement for the year ended 30 June 2006

		Telstra Group
		Year ended 30 June
		2006	2005
	Note	$m	$m
Income
Revenue (excluding finance income)	2,3	22,772	22,181
Other income		328	261

		23,100	22,442

Expenses
Labour	5	4,364	3,858
Goods and services purchased	5	4,730	4,211
Other expenses	5	4,427	3,815

		13,521	11,884

Share of net (gain)/loss from jointly controlled and associated entities		(5)	94

		13,516	11,978

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)		9,584	10,464
Depreciation and amortisation	5	4,087	3,529

Earnings before interest and income tax expense (EBIT)	3	5,497	6,935

Finance income		66	83
Finance costs		1,002	963

Net finance costs		936	880

Profit before income tax expense		4,561	6,055
Income tax expense		1,380	1,746

Profit for the year		3,181	4,309

Earnings per share (cents per share)		cents	cents

Basic		25.7	34.7
Diluted		25.7	34.6

Total dividends declared (cents per share)	4	34.0	40.0

The above income statement should be read in conjunction with the accompanying notes.The financial statements and specific disclosures have been derived from the full financial report contained in the “Annual Report 2006”. This concise financial report is extracted from the full financial report and as a result, cannot be expected to provide as full an understanding of the financial performance, financial position and cash flow activities of Telstra as the financial report. Further financial information can be obtained from the full financial report contained in the “Annual Report 2006” which is available, free of charge, upon request to Telstra.
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Concise financial report
Balance Sheet as at 30 June 2006

	Telstra Group
	As at 30 June
	2006	2005
	$m	$m

Current assets
Cash and cash equivalents	689	1,548
Trade and other receivables	3,701	3,549
Inventories	224	232
Derivative financial assets	21	4
Prepayments	244	249

Total current assets	4,879	5,582

Non current assets
Trade and other receivables	87	97
Inventories	20	15
Investments — accounted for using the equity method	23	48
Property, plant and equipment	23,622	22,891
Intangibles	6,123	6,329
Deferred tax assets	1	2
Derivative financial assets	391	—
Defined benefit assets	1,029	247

Total non current assets	31,296	29,629

Total assets	36,175	35,211

Current liabilities
Trade and other payables	3,570	2,807
Borrowings	1,969	1,507
Current tax liabilities	428	534
Provisions	737	421
Derivative financial liabilities	12	11
Revenue received in advance	1,170	1,132

Total current liabilities	7,886	6,412

Non current liabilities
Trade and other payables	197	250
Borrowings	11,409	10,941
Deferred tax liabilities	1,704	1,804
Provisions	974	894
Derivative financial liabilities	768	864
Revenue received in advance	405	388

Total non current liabilities	15,457	15,141

Total liabilities	23,343	21,553

Net assets	12,832	13,658

Equity
Share capital	5,569	5,536
Reserves	(160)	(153)
Retained profits	7,177	8,273

Equity available to Telstra Entity shareholders	12,586	13,656
Minority interests	246	2

Total equity	12,832	13,658

The above balance sheet should be read in conjunction with the accompanying notes.The financial statements and specific disclosures have been derived from the full financial report contained in the “Annual Report 2006”. This concise financial report is extracted from the full financial report and as a result, cannot be expected to provide as full an understanding of the financial performance, financial position and cash flow activities of Telstra as the financial report. Further financial information can be obtained from the full financial report contained in the “Annual Report 2006” which is available, free of charge, upon request to Telstra.
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Concise financial report
Statement of Recognised Income and Expense for the year ended 30 June 2006

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m

Foreign currency translation reserve
Equity accounting our interest in jointly controlled and associated entities	1	(2)
Translation of financial statements of non-Australian controlled entities	(36)	(193)

Cash flow hedging reserve
Net hedging gains recognised directly in equity	327	—
Net hedging gains removed from equity and included in profit for the year	(420)	—

General reserve
Equity accounting our interest in jointly controlled and associated entities	—	5

Retained profits
Actuarial gain/(loss) on our defined benefit plans	958	(90)

	830	(280)
Income tax on equity items	(256)	24

Net income/(expense) recognised directly in equity	574	(256)
Profit for the year	3,181	4,309

Total recognised income for the year	3,755	4,053

Effects of changes in accounting policy attributable to Telstra Entity	74	1,223

The above statement of recognised income and expense should be read in conjunction with the accompanying notes. The financial statements and specific disclosures have been derived from the full financial report contained in the “Annual Report 2006”. This concise financial report is extracted from the full financial report and as a result, can not be expected to provide as full an understanding of the financial performance, financial position and cash flow activities of Telstra as the financial report. Further financial information can be obtained from the full financial report contained in the “Annual Report 2006” which is available, free of charge, upon request to Telstra.
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Concise financial report
Statement of Cash Flows for the year ended 30 June 2006

		Telstra Group
		Year ended 30 June
		2006	2005
	Note	$m	$m

Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax (GST))		25,229	24,526
Payments of suppliers and to employees (inclusive of GST)		(14,785)	(13,848)

Net cash generated from operations		10,444	10,678
Income taxes paid		(1,882)	(1,718)

Net cash provided by operating activities		8,562	8,960

Cash flows from investing activities
Payment for:
- property, plant and equipment		(3,636)	(2,995)
- intangibles		(619)	(544)

Capital expenditure (before investments)		(4,255)	(3,539)
- shares in controlled entities (net of cash acquired)		(43)	(573)
- payments for other investments		(5)	(17)

Total capital expenditure		(4,303)	(4,129)
Proceeds from:
- sale of property, plant and equipment		50	68
- sale of shares in controlled entities		4	—
- sale of other investments		89	176
Net proceeds from CSL New World Mobility merger		42	—
Issue of additional shares by controlled entities		6	—
Redemption of PCCW converting note		—	76
Proceeds from share buy-back by jointly controlled and associated entities		34	—
Loans to jointly controlled and associated entities		—	(37)
Interest received		66	78
Dividends received		—	2

Net cash used in investing activities		(4,012)	(3,766)

Operating cash flows less investing cash flows		4,550	5,194

Cash flows from financing activities
Proceeds from borrowings		8,641	6,433
Proceeds from Telstra bonds		—	983
Repayment of borrowings		(7,624)	(5,735)
Repayment of Telstra bonds		(517)	(272)
Repayment of finance lease principal amounts		(7)	(16)
Staff repayments of share loans		24	19
Purchase of shares for employee share plans		(6)	—
Finance costs paid		(940)	(879)
Dividends paid	4	(4,970)	(4,124)
Share buy-back		—	(756)

Net cash used in financing activities		(5,399)	(4,347)

Net increase/(decrease) in cash		(849)	847
Foreign currency translation on opening balances		4	(3)
Cash at the beginning of the year		1,534	690

Cash at the end of the year		689	1,534

The above statement of cash flows should be read in conjunction with the accompanying notes. The financial statements and specific disclosures have been derived from the full financial report contained in the “Annual Report 2006”. This concise financial report is extracted from the full financial report and as a result, cannot be expected to provide as full an understanding of the financial performance, financial position and cash flow activities of Telstra as the financial report. Further financial information can be obtained from the full financial report contained in the “Annual Report 2006” which is available, free of charge, upon request to Telstra.
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Concise financial report
Notes to the concise financial statements
1. ACCOUNTING POLICIES
Basis of preparation
This concise financial report has been prepared in accordance with the Corporations Act 2001 and AASB 1039: “Concise Financial Reports” and is derived from the full financial report contained in the “Annual Report 2006”. All amounts are presented in Australian dollars.
The principal accounting policies we used in preparing the concise financial report of Telstra Corporation Limited and its controlled entities (referred to as the Telstra Group) are included in the full financial report contained in the“Annual Report 2006”.
Adoption of International Financial Reporting Standards
Australian entities reporting under the Corporations Act 2001 are required to prepare their financial reports for financial years commencing on or after 1 January 2005 under the Australian equivalents of International Financial Reporting Standards (A-IFRS) as adopted by the Australian Accounting Standards Board (AASB). We implemented accounting policies in accordance with A-IFRS on 1 July 2004, except for those relating to financial instruments, which were implemented on 1 July 2005.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for AASB 132:“Financial Instruments: Disclosure and Presentation” and AASB 139:“Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. In addition, we have elected to early adopt AASB 7:“Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132.
Comparatives were remeasured and restated for the financial year ended 30 June 2005. Most of the adjustments on transition were made to opening retained profits at the beginning of the first comparative period (ie. at 1 July 2004), except for the accounting policies in respect of financial instruments which required adoption from 1 July 2005.
Our adoption of A-IFRS has impacted the accounting policy and reported amounts of the following items:
•	share based payments;

•	business combinations;

•	income taxes;

•	property, plant and equipment;

•	leases;

•	employee benefits;

•	changes in foreign exchange rates;

•	borrowing costs;

•	investments in associates and joint ventures;

•	impairment of assets;

•	intangible assets; and

•	financial instruments.
Reconciliations and descriptions of the impact of transition to A-IFRS on the Telstra Group income statement, balance sheet and statement of cash flows are provided in note 36 of the full financial report contained in the “Annual Report 2006”.
Other than the adoption of A-IFRS, we have had no significant change in accounting policy during fiscal 2006 and fiscal 2005.
2. REVENUE
Our total revenue (excluding finance income) includes:

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m

Sales revenue	22,750	22,161
Other revenue	22	20

Total revenue (excluding finance income)	22,772	22,181

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Concise financial report
3. SEGMENT INFORMATION
We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.
Business segments
During fiscal 2006, we created the following new business segments:
•	Telstra Business;

•	Telstra Operations; and

•	Strategic Marketing.
The Telstra Business group has been drawn from the Telstra Consumer Marketing and Channels group (formerly known as Telstra Consumer and Marketing), Telstra Country Wide and the Telstra Enterprise and Government (formerly known as Telstra Business and Government) business units.
The Strategic Marketing group was drawn from various business units across Telstra comprising mainly Telstra Consumer Marketing and Channels.
The Telstra Operations group combined Telstra Services (formerly known as Infrastructure Services), Telstra Technology, Innovation and Products, and Operations Support, which moved from being reported within our corporate areas.
Those business segments not impacted by the above restructures are substantially consistent with their structure in the prior year. We have restated all our comparative information to reflect our current reporting position as if all our new business segments and segment accounting policies existed in fiscal 2005.
For segment reporting purposes, the Telstra Group is organised into the following business segments:
Telstra Consumer Marketing and Channels (TC&C) is responsible for:
•	the provision of the full range of telecommunication products, services and communication solutions to consumers; and
•	leading the mass market channels including inbound and outbound call centres,Telstra Shops and Telstra Dealers.
Telstra Business (TB) is responsible for:
•	the provision of the full range of telecommunication products and services, communication solutions, and information and communication technology services to small to medium enterprises.
Telstra Enterprise and Government (TE&G) is responsible for:
•	the provision of the full range of telecommunication products and services, communication solutions, and information and communication technology services to corporate and government customers; and
•	the provision of global communication solutions to multi-national corporations through our interests in the United Kingdom, Asia and North America.
Telstra Wholesale (TW) is responsible for:
•	the provision of a wide range of telecommunication products and services delivered over our networks and associated support systems to:
•	non-Telstra branded carriers, carriage service providers, internet service providers, system integrators and application service providers; and

•	infrastructure owners and managers who acquire infrastructure services.
Sensis is responsible for:
•	the management and growth of the information, advertising and directories business, including printed publications, directory assistance, and online products and services.
Telstra International (Tlnt.) consists of the following offshore business operations:
•	CSL New World is responsible for our operations in Hong Kong that mainly generate revenues from the mobiles market;
•	International Head Office Group is responsible for our Asia-Pacific investments; and
•	TelstraClear is our New Zealand subsidiary that provides integrated telecommunications services to the New Zealand market.
Telstra Operations (TO) is responsible for:
•	co-ordination and execution for our company’s multi-year business improvement and transformation program;
•	leading the identification, analysis, validation, development and implementation of product, technology and information technology strategies for both the network infrastructure and customer solutions of our Company;
•	overall planning, design, specification of standards, commissioning and decommissioning of our communication networks;

•	construction of infrastructure for our Company’s fixed, mobile, Internet Protocol (IP) and data networks;

•	operation and maintenance, including activation and restoration of these networks;

•	supply and delivery of information technology solutions to support our products, services and customer support function;

•	the development and lifecycle management of products and services over the networks, as well as application platforms and the online environment; and

•	operational support functions for our Company, including procurement, billing, credit management and property management.
Telstra Country Wide (TCW) is responsible for:
•	the management and control of providing telecommunication products and services to consumer, small business, enterprise and some government customers outside the mainland state capital cities, in outer metropolitan areas, and in Tasmania and the Northern Territory.
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Concise financial report
Notes to the concise financial statements (continued)
3. SEGMENT INFORMATION (CONTINUED)
Telstra BigPond is responsible for:
•	the management and control of our retail internet products, BigPond brand and marketing, services and content, contact services, customer relations and associated functions, for broadband and dial-up delivery.
Telstra Media is responsible for:
•	the management of our investment interest in the FOXTEL partnership; and

•	the development and management of the hybrid fibre coaxial (HFC) cable network.
Strategic Marketing is responsible for:
•	the co-ordination and delivery of marketing activities across our Company and market segments.
Corporate areas include:
•	Legal Services — provides legal services across the Company;

•	Public Policy and Communications — responsible for managing our relationships and positioning with key groups such as our customers, the media, governments, community groups and staff. It also has responsibility for regulatory positioning and negotiation;

•	Finance and Administration — encompasses the functions of business and finance services, treasury, risk management and assurance, investor relations and the office of the company secretary. It also includes the financial management of the majority of the Telstra Entity fixed assets (including network assets) through the Asset Accounting Group; and

•	Human Resources — encompasses talent management, organisational development, human resource operations, health, safety and environment, as well as workplace relations and remuneration.
In our segment financial results, the “Other” segment consists of various business units that do not qualify as reportable segments in their own right.These includes:
•	Telstra Country Wide;

•	Telstra BigPond;

•	Telstra Media;

•	Strategic Marketing; and

•	our corporate areas.
Segment financial results
Items are initially allocated to each business unit for internal management reporting on a basis that is considered suitable for senior management to manage the business.
For segment reporting purposes, we have reallocated certain items between the respective business segments pursuant to the definitions of segment revenues, segment expenses, segment assets and segment liabilities contained in the applicable accounting standard, where a reasonable allocation basis exists.
Where no reasonable allocation basis exists, we have not reallocated individual items to alternative segments. For segment reporting purposes, these items are reported within the same business segment as for internal management reporting.
Change in segment accounting policies
The following accounting policy change occurred during fiscal 2006:
Interconnection revenue
In previous financial years, our segment accounting policy was to recognise our revenue relating to interconnection entirely in our TW business segment. In fiscal 2006, some parts of the revenue earned from interconnection were allocated to the TC&C.TB and TE&G business segments to match the revenue recognised with the associated expense. As a result, revenue in TW decreased by $633 million and revenue increased in TC&C by $500 million,TB by $52 million and TE&G by $81 million in fiscal 2005 to reflect this change in policy.
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3. SEGMENT INFORMATION (CONTINUED)

									Elimi-
	TC&C	TB	TE&G	TW	Sensis	Tlnt.	TO	Other(a)	nations	Total
Telstra Group	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Year ended 30 June 2006
Revenue from external customers	8,897	3,053	4,607	2,607	1,826	1,450	226	106	—	22,772
Add inter-segment revenue	—	—	57	292	10	31	83	7	(480)	—

Total segment revenue	8,897	3,053	4,664	2,899	1,836	1,481	309	113	(480)	22,772

Segment result under A-IFRS	5,721	2,412	2,702	2,693	865	86	(4,175)	(4,903)	29	5,430
Share of equity accounted net (losses)/profits	—	—	—	—	(1)	12	—	(6)	—	5
Less net gain on sale of investment	—	—	4	—	—	58	—	—	—	62

Earnings before interest and income tax expense (EBIT)	5,721	2,412	2,706	2,693	864	156	(4,175)	(4,909)	29	5,497

Earnings has been calculated after charging/(crediting) the following non cash expenses:
Impairment losses	140	10	8	—	13	11	143	26	—	351
Reversal of impairment losses	—	—	—	(20)	—	—	(2)	—	—	(22)
Depreciation and amortisation	—	—	63	—	91	298	48	3,587	—	4,087
Other significant non cash expenses	26	4	20	5	1	3	144	7	—	210

Non current segment assets acquired (excluding acquisition of investments)	11	—	89	23	96	224	4,032	5	—	4,480

As at 30 June 2006
Segment assets	1,437	370	1,767	453	1,886	3,817	3,308	23,316	(179)	36,175

Segment assets include:
Investment in jointly controlled entities	—	—	1	—	—	1	—	—	—	2
Investment in associated entities	—	—	18	—	3	—	—	—	—	21

Segment liabilities	1,260	165	618	241	673	615	2,534	17,414	(177)	23,343

(a)	Revenue for the other segment relates primarily to revenue earned by Telstra Media from our share of FOXTEL cable subscriber revenue and for services provided to FOXTEL. The Asset Accounting Group is the main contributor to the segment result for this segment, which are primarily depreciation and amortisation charges.

Segment assets for the “Other” segment includes the Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group. Segment liabilities includes income tax liabilities and borrowings, which have been reallocated from the reportable business segment in accordance with the applicable accounting standard.
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Concise financial report
Notes to the concise financial statements (continued)
3. SEGMENT INFORMATION (CONTINUED)

									Elimi-
	TC&C	TB	TE&G	TW	Sensis	Tlnt.	TO	Other(a)	nations	Total
Telstra Group	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Year ended 30 June 2005
Revenue from external customers	8,931	3,099	4,570	2,267	1,708	1,360	161	85	—	22,181
Add inter-segment revenue	—	—	52	284	11	38	77	2	(464)	—

Total segment revenue	8,931	3,099	4,622	2,551	1,719	1,398	238	87	(464)	22,181

Segment result under A-IFRS	6,179	2,488	2,807	2,283	812	94	(3,371)	(4,345)	3	6,950
Share of equity accounted net (losses)/profits	3	—	5	—	—	(96)	—	(6)	—	(94)
Less net gain on sale of investment	66	—	—	—	—	13	—	—	—	79

Earnings before interest and income tax expense (EBIT)	6,248	2,488	2,812	2,283	812	11	(3,371)	(4,351)	3	6,935

Earnings has been calculated after charging/(crediting) the following non cash expenses:
Impairment losses	115	18	12	—	17	7	20	30	(29)	190
Depreciation and amortisation	—	—	46	—	64	266	1	3,152	—	3,529
Other significant non cash expenses	25	3	22	6	4	3	139	24	—	226

Non current segment assets acquired (excluding acquisition of investments)	16	—	45	503	74	246	3,052	110	—	4,046

As at 30 June 2005
Segment assets	1,448	343	1,635	356	1,836	3,641	2,750	23,702	(500)	35,211

Segment assets include:
Investment in jointly controlled entities	—	—	3	—	—	33	—	—	—	36
Investment in associated entities	—	—	8	—	4	—	—	—	—	12

Segment liabilities	1,021	119	639	148	665	547	2,024	16,887	(497)	21,553

(a)	Revenue for the other segment relates primarily to revenue earned by Telstra Media from our share of FOXTEL cable subscriber revenue and for services provided to FOXTEL. The Asset Accounting Group is the main contributor to the segment result for this segment, which are primarily depreciation and amortisation charges.
    Segment assets for the “Other” segment includes the Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group. Segment liabilities includes income tax liabilities and borrowings, which have been reallocated from the reportable business segment in accordance with the applicable accounting standard.
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4. DIVIDENDS

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m

Dividends paid
Previous year final dividend paid (i)	1,739	1,639
Previous year special dividend paid with the final dividend (i)	746	—
Interim dividend paid (ii)	1,739	1,739
Special dividend paid with the interim dividend (ii)	746	746

Total dividends paid	4,970	4,124

	¢	¢

Dividends per ordinary share paid
Previous year final dividend paid	14.0	13.0
Previous year special dividend paid with the final dividend	6.0	—
Interim dividend paid	14.0	14.0
Special dividend paid with the interim dividend	6.0	6.0

Total dividends paid	40.0	33.0

(i)	Our previous year final dividend (including special dividend) was paid on 31 October 2005 for fiscal 2005 and 29 October 2004 for the fiscal 2004 final dividend,

(ii)	Our interim dividend (including special dividend) was paid on 24 March 2006 for fiscal 2006, and 29 April 2005 for the fiscal 2005 interim dividend.
Our dividends are fully franked at a tax rate of 30%.
Dividends per ordinary share declared
Our dividends declared per share in respect of each fiscal year as disclosed on the face of our income statement is detailed below:

	Telstra Group
	Year ended 30 June
	2006	2005
	¢	¢

Dividends declared per ordinary share
Interim dividend paid	14.0	14.0
Special dividend paid with the interim dividend	6.0	6.0
Final dividend declared (iii)	14.0	14.0
Special dividend to be paid with the final dividend	—	6.0

Total	34.0	40.0

(iii)	As our final dividend for fiscal 2006 was not declared, determined or publicly recommended by the Board as at 30 June 2006, no provision for dividend was raised prior to, or as at, that date in the balance sheet. Our final dividend has been reported as an event subsequent to balance date and the provision for dividend has been raised at the declaration date. Refer to note 6 for further details.
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Concise financial report
Notes to the concise financial statements (continued)
5. INCOME STATEMENT ITEMS REQUIRING SPECIFIC DISCLOSURE
The separate disclosure of the following material items is relevant in explaining our financial performance.

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m

Our profit for the year has been calculated after charging specific expense items from our continuing operations as detailed below:

Redundancy and restructuring related costs (i)
Labour
- redundancy expense	356	—
- restructuring expense	50	—

	406	—

Goods and services purchased
- restructuring expense	54	—

Other expenses
- restructuring expense	105	—
- impairment in value of inventories	18	—
- impairment in value of trade and other receivables	14	—
- impairment in value of intangibles	61	—
- impairment in value of property, plant and equipment	46	—

	244	—

Depreciation and amortisation
- accelerated amortisation of intangibles	160	—
- accelerated depreciation of property, plant and equipment	262	—

	422	—

Total expense items	1,126	—

Income tax benefit attributable to those items requiring specific disclosure	(338)	—

Net expense items after income tax benefit	788	—

(i)	On 15 November 2005, we announced the results from the strategic review that was initiated on 1 July 2005. We unveiled a strategy for improving our business by:
•	introducing a company wide market based management system;

•	the adoption of a one factory approach to managing operations; and

•	delivering of integrated services to our customers.
We also announced several key decisions and commitments regarding our systems, processes and products which will impact the future performance of the Company.
For the year ended 30 June 2006, we have recorded a number of restructuring related expenses associated with the implementation of the strategic review initiatives. The redundancy and restructuring costs include the following:
•	redundancy costs associated with the reduction in our workforce, including those redundancies that have been provided for;

•	the provision for restructuring costs associated with shutting down certain networks, platforms and applications, property rationalisation, onerous lease costs and replacing customer equipment;

•	the impairment of certain assets that due to the decision to shut down certain networks and platforms that are no longer considered recoverable. This also includes the decision to cancel certain projects relating to the development of software and the construction of property, plant and equipment; and

•	the accelerated recognition of depreciation and amortisation of certain assets that, while currently in use, will be decommissioned as part of our decision to shut down certain networks, platforms and applications.
A total provision of $427 million has been raised for redundancy and restructuring as at 30 June 2006. This includes $395 million recorded in current and non current provisions, $18 million recorded as a reduction in inventory and $14 million recorded as an allowance for other receivables.
During fiscal 2005, there were no items requiring disclosure.
70     www.nowwearetalking.com.au

Concise financial report
6. EVENTS AFTER BALANCE DATE
We are not aware of any matter or circumstance that has occurred since 30 June 2006 that, in our opinion, has significantly affected or may significantly affect in future years:
•	our operations;

•	the results of those operations; or

•	the state of our affairs;
other than:
Dividend declaration
On 10 August 2006, the directors of Telstra Corporation Limited declared a fully franked final dividend of 14 cents per ordinary share. The record date for the final dividend will be 25 August 2006 with payment being made on 22 September 2006. Shares will trade excluding the entitlement to the dividend on 21 August 2006.
A provision for dividend payable has been raised as at the date of declaration, amounting to $1,739 million.The final dividend will be fully franked at a tax rate of 30%. The financial effect of the dividend declaration was not brought to account as at 30 June 2006.
There are no income tax consequences for the Telstra Group resulting from the declaration and payment of the final ordinary dividend, except for $745 million franking debits arising from the payment of this dividend that will be adjusted in our franking account balance.
FOXTEL loan facility
On 31 July 2006, our 50% owned pay television joint venture FOXTEL entered into a new $600 million syndicated secured term loan facility to fund the refinancing of previous loan facilities (including the $550 million syndicated facility), and to enable it to meet future cash flow and expenditure requirements.
The equity contribution deed (ECD) entered into by us and FOXTEL’s other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited has been terminated.
Under this arrangement, recourse to our controlled entity Telstra Media Pty Ltd, as a FOXTEL partner, is limited to the assets of the FOXTEL Partnerships.
www.telstra.com     71

Concise financial report
Independent Audit Report to the Members of Telstra Corporation Limited
SCOPE
The concise financial report and directors’ responsibility
The concise financial report comprises the income statement, balance sheet, statement of cash flows, statement of recognised income and expense, and the accompanying notes to the financial statements for the consolidated entity for the year ended 30 June 2006. The consolidated entity comprises both Telstra Corporation Limited (the Telstra Entity) and the entities it controlled during the year (the Telstra Group).
The directors of the Telstra Entity are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 “Concise Financial Reports”, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.
Audit approach
I have conducted an independent audit on the concise financial report in order to express an opinion on it to the members of the Telstra Entity. My audit was conducted in accordance with Australian National Audit Office Auditing Standards, which incorporate the Australian Auditing and Assurance Standards, in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.
I performed procedures to assess whether in all material respects the concise financial report presents fairly in accordance with Accounting Standard AASB 1039 “Concise Financial Reports”.
I formed my audit opinion on the basis of these procedures, which included:
•	examining, on a test basis, the information to provide evidence supporting that the amounts and disclosures in the concise financial report are consistent with the full financial report, and
•	examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.
I have also performed an independent audit of the full financial report of the Telstra Entity and the Telstra Group for the year ended 30 June 2006. My audit report on the full financial report was signed on 10 August 2006, and was not subject to any qualification. For a better understanding of my approach to the audit of the full financial report, this report should be read in conjunction with my audit report on the full financial report.
INDEPENDENCE
I am independent of the Telstra Group, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001 .1 have given to the directors of the Telstra Entity a written Auditor’s Independence Declaration, signed on 10 August 2006, a copy of which is included in the directors’ report. In addition to the audit of the full and concise financial reports, additional services were undertaken as disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired my independence.
AUDIT OPINION
In my opinion, the concise financial report of the Telstra Group complies with Accounting Standard AASB 1039 “Concise Financial Reports”.

Ian McPhee
Auditor-General
Date: 10 August 2006
Canberra,Australia
72     www.nowwearetalking.com.au

Five year financial summary
Five year financial summary

	2006	(1)	2005	(2)	2004	(3)	2003	(3)	2002	(3)
	$m		$m		$m		$m		$m

Sales revenue	22,750		22,161		20,737		20,495		20,196
EBITDA(4)	9,584		10,464		10,175		9,170		9,483
EBIT(4)	5,497		6,935		6,560		5,723		6,216
Profit before income tax expense	4,561		6,055		5,848		4,928		5,446
Profit for the year after minority interests	3,181		4,309		4,118		3,429		3,661
Dividends declared for the fiscal year(5)	4,231		4,978		3,284		3,474		2,830
Dividends declared per share (cents per share)(5)	34.0		40.0		26.0		27.0		22.0
Total assets	36,175		35,211		34,993		35,599		38,219
Gross debt	13,746		13,319		11,854		12,272		13,726
Net debt	13,057		11,772		11,167		10,972		12,268
Equity	12,832		13,658		15,361		15,422		14,106
Capital expenditure and investments	4,303		4,129		3,683		3,332		3,662
Free cash flow	4,550		5,194		4,163		4,565		3,840

Financial ratios	%		%		%		%		%
Return on average assets	15.8		20.6		19.4		16.3		17.5
Return on average equity	24.2		30.6		26.8		23.2		26.8
EBIT net finance costs cover (times)(4)	5.9		7.9		8.3		6.4		7.0
EBITDA net finance costs cover (times)(4)	10.2		11.9		12.9		10.2		10.7
Gross debt to capitalisation(6)	51.7		49.4		43.6		44.3		49.3
Net debt to capitalisation(7)	50.4		45.9		42.1		41.6		46.5
Net debt to EBITDA	1.4		1.1		1.1		1.2		1.3

(1)	Prepared under the Australian equivalent of International Financial Reporting Standards (A-IFRS).

(2)	Restated to comply with A-IFRS.

(3)	Prepared under the previous A-GAAP. Refer to note 36 to the financial report contained in the Annual Report for details on the differences between A-IFRS and A-GAAP.

(4)	Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our profit for the year prior to including the effect of net finance costs, income taxes, depreciation and amortisation. Similarly, earnings before interest and income tax expense (EBIT) reflects our profit for the year prior to including the effects of net finance costs and income taxes. We believe EBITDA and EBIT are useful to investors and analysts and other members of the investment community largely view them as key and widely recognised measures of operating performance.

(5)	Dividends declared in 2006 include a 6 cent special dividend paid with the interim dividend. Dividends declared in 2005 include two special dividends amounting to 12 cents and dividends declared in 2003 include a 3 cent special dividend.

(6)	Based on gross debt (total current and non current borrowings) as a percentage of gross debt plus shareholders’equity.

(7)	Based on net debt (gross debt less liquid interest bearing assets) as a percentage of net debt plus shareholders’equity.
Net debt and gross debt balance as at 30 June 2005 do not reflect the impact of the relevant A-IFRS standard for financial instruments as this standard was only adopted as at 1 July 2005. Had it been adopted for 30 June 2005, Gross Debt would be $13,208 million and Net Debt would have been $11,660 million.
www.telstra.com     73

Telstra facts
Telstra facts
TELSTRA MARKET SHARE AT 30 JUNE
Retail Broadband Mobile’1’ Local calls Basic access Domestic long distance Subscription TV (FOXTEL) (subscribers) (subscribers) (minutes) (Lines) (minutes) (subscribers)

(1)	Market share based on Telstra, Optus, Vodafone and Hutchinson data to 30 June 2006.
Source: Telstra estimates

Return on average assets lower is fiscal year due to lower profit	Return on average equity decline due to lower profit and increase in dividend payments in fiscal year	Net debt to capitalisation	Dividend yield
TELSTRA’S FACTS — AS AT 30 JUNE 2006
Telstra maintained a strong balance sheet and generated strong cash flows for the year.
more than
$36 billion of assets
$22 billion of sales revenue
$4 billion of free cash flow
49 thousand workforce
$4 billion of capital expenditure
1.5 million shareholders
During the year,Telstra’s credit rating was adjusted by Standard and Poor’s and Moody’s.
74     www.nowwearetalking.com.au

Glossary of terms
Glossary of terms

Term	Explanation

3GSM 850	Third Generation mobile technology operating on 850Mhz spectrum: Telstra’s own new national network, currently under construction, also uses 3G-HSDPA on 850Mhz, a technology enhancement which provides greater breadth, much faster speeds when using HSDPA handsets and lower capital costs as 850 requires fewer base stations than 2100 to achieve the same coverage.

3G 2100	Third Generation mobile technology operating on 2100Mhz spectrum, offered by Telstra in partnership with Hutchison Telecommunications Australia (HTA).

3G GSM	Third Generation Global System for mobile communications — is the evolution of the current GSM 2G and 2.5G technology to support voice and high speed data and multimedia services

ACCC	Australian Competition and Consumer Commission — the body responsible for regulating the telecommunications industry

ACMA	Australian Communications and Media Authority — responsible for the regulation of broadcasting, radio communications, telecommunications and online content.

ADSL	Asymmetric Digital Subscriber Line — is a broadband technology that provides access to the internet at fast speeds. ADSL — sometimes shortened to simply ‘DSL’ — uses a data transmission technology that allows high speed data to be carried over everyday copper network phone lines. These data rates can enable the delivery of voice, data and video services.

A-IFRS	Australian equivalent of International Financial Reporting Standards

AGAAP	Generally accepted accounting principles in Australia

ASIC	Australian Securities and Investment Commission

ASX	Australian Stock Exchange Limited

CDMA	Code Division Multiple Access — a mobile standard which provides voice, data, fax and short messaging services

Churn	The number of subscribers disconnecting from a service

COO	Chief Operations Officer

DSLAM	Digital Subscriber Line Access Multiplexor — technology located at exchanges or in roadside cabinets that take the copper lines from a customer premises and convert signals on/off them into a high speed pipeline to the internet.

EBIT	Earnings Before Interest and Tax

EBITDA	Earnings Before Interest Tax Depreciation and Amortisation

EVDO	Evolution Data Optimised — additional service for mobiles supporting high speed packet data transmission

FTTN	Fibre to the node — infrastructure that delivers fibre close to the customer premises. FTTN can deliver broadband data and potentially television services to customer premises.

GSM	Global System for Mobile Communications — one of Telstra’s two digital networks. GSM covers 96% of the Australian population.

HiBIS	Higher Bandwidth Incentive Scheme

IP	Internet Protocol — is a standard set of rules for the carriage of digital information such as voice, video, data and images, across a global network.

IP Core	The core element of a network which carries and logically splits voice, data and video using IP technology

ISAM	Internet Service Access Multiplexer — ADSL technology manufactured by Alcatel.

ISDN	Integrated Services Digital Network — is an international communications standard for sending voice, video, and data over digital telephone lines or normal telephone wires. An ISDN service provides the equivalent of 2 lines which may be used for voice, data or a combination of both. ISDN supports data transfer rates of 2 x 64 Kbps (64,000 bits per second) over a copper cable for a Basic Rate service i.e. 128kbps total. While ISDN is about twice as fast as dial-up service, its use has been largely surpassed by ASDL.

ISP	Internet Service Provider — A company that connects individuals or organisations to the internet. Can range in size from an individual operating dial-up access, to providers operating substantial network backbones and fast cable modem access

MMS	Multimedia Messaging Service — allows mobile phone users to send photos, pictures and sounds to other phones and to email recipients.

OTC	Overseas Telecommunications Corporation — merged with Telecom Australia to form AOTC, now Telstra

PSTN	Public Switched Telephone Network — Generic term for public telephone networks. Often referred to as “fixed-line” the PSTN is the standard home telephone service, delivered over underground copper wires.

SME	Small to medium size enterprise

SMS	Short Messaging Service — The text based message service on mobile phones. Also known as “text messages”.

ULL	Unconditioned Local Loop — The Local Loop is the copper wire that connects the Telstra exchange in your area to your house. Telstra is required to provide access to this wire to other operators — this connection is known as “Unconditioned or Unbundled Local Loop”. Other telecommunications providers can provide customers with their own services — like broadband and the plain old telephone service — by installing their own equipment in Telstra exchanges and connecting to the “loop”.

VoIP	Voice over IP — voice calls over the internet
www.telstra.com     75

Major shareholders
Major shareholders
Major shareholders
The following table shows the number of unlisted and listed shares on issue at 1 September 2006.

Title of class	Identity of person or group	Amount owned		% of class

Shares	The Commonwealth	6,446,207,123	(1)	51.8
Shares	Listed shareholders	5,996,867,234		48.2

		12,443,074,357		100.0

(1)	All shares held by the Commonwealth are unlisted, except for 211,629 listed shares.
Distribution of shares
The following table summarises the distribution of our public listed shares as at 1 September 2006:

	Number of shareholders		Shares(1)
Size of holding	Number	%	Number	%

1 – 1,000	901,435	59.13	553,474,596	9.23
1,001 – 5,000	513,079	33.65	1,174,996,812	19.60
5,001 – 10,000	68,991	4.53	500,420,837	8.34
10,001 – 100,000	39,807	2.61	856,073,764	14.27
100,001 and over	1,219	0.08	2,912,112,854	48.56

Total	1,524,531	100.00	5,997,078,863	100.00

(1)	Including the 211,629 listed shares held by the Commonwealth.
TOTAL RETAIL SHAREHOLDERS
(HOLDING LESS THAN 100,000 SHARES) AS AT 1 SEPTEMBER 2006

	Number of	Number of
Shareholders by State	Shareholders	Shares

Australian Capital Territory	33,390	60,716,129
New South Wales	470,480	978,239,730
Northern Territory	7,325	11,454,367
Queensland	228,237	475,911,759
South Australia	115,385	219,762,294
Tasmania	22,642	41,073,283
Victoria	486,462	966,324,310
Western Australia	150,807	288,095,451

Total Australia	1,514,728	3,041,577,323

Shareholder breakdown as at 1 September 2006
O New Zealand Private 0.31%
Other Overseas Private 6.56% £ Australian Private 41.33% 0 Commonwealth of Australia 51.80%
© Telstra Corporation Limited (ABN 33 051 775 556) 2006
® Registered trade mark of Telstra Corporation Limited
™ Trade mark of Telstra Corporation Limited
Blackberry is a registered trade mark of Research in Motion Limited
CitySearch is a registered trade mark of CitySearch Australia Pty Limited
Trading Post is a registered trade mark of Research Resources Pty Ltd
FOXTEL Digital is a registered trade mark of Twentieth Century Fox Film Corporation
FOXTEL iQ is a registered trade mark of Twentieth Century Fox Film Corporation
76     www.nowwearetalking.com.au

Shareholder information
Q.	How can I access and change information about my shareholding?

A.	You can contact the Telstra Share Registry on 1300 88 66 77 or you can visit our website at www.telstra.com.au/abouttelstra/ investor/services.cfrn. From this site you can access your holding information, you can make changes to your holding record, or you can download forms to complete and return to the Telstra Share Registry to ensure that your details are up to date.

A.	To access your shareholder information via this secure website you will need to log in using your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), as well as your surname or company name and postcode.

Q.	How can I get my shareholder information electronically?

A.	Australian shareholders can elect to receive all or some of their communications electronically and assist the environment at the same time. Telstra is proud to be associated with eTree, an initiative of leading Australian companies and Landcare Australia. Telstra currently donates $2 to Landcare Australia for every shareholder who chooses to receive all their communications electronically (including their dividend statements) or $1 for every shareholder who chooses to just receive their shareholder reports and meeting notices electronically. Since the scheme was launched in 2004, more than 170,000 Telstra shareholders have signed up resulting in a donation of more than $285,000.

A.	Given the benefits for the company and the environment, we encourage you to become electronic shareholders (although it remains entirely your choice). If you want to receive some or all of your shareholder communications electronically, just log in to your holding record on www.telstra.com.au/abouttelstra/investor/ services.cfm as outlined above and select ‘Yes — I would like to be an e-shareholder’. You will need to type in your email address and make your election to ‘email Notice of Meeting, Proxy and Annual Report’. If you want to get your direct credit dividend advices electronically as well, then select the ‘email’ choice.

Q.	What is this new website ‘www.nowwearetalking.com.au’ about?

A.	nowwearetalking.com.au is an interactive website for shareholders, customers and anyone with an interest in the challenges facing the telecommunications industry in Australia. The site features views and opinions from industry experts and some popular blogs written by Telstra staff talking about their day-to-day work. Shareholders are encouraged to join and contribute to the nowwearetalking.com.au discussion forums.
FINANCIAL CALENDAR

2007
Half year results announcement	15 Feb
Ex-dividend share trading commences	26 Feb
Record date for interim dividend	2 Mar
Interim dividend paid	30 Mar
Annual results announcement	9 Aug
Ex-dividend share trading commences	20 Aug
Record date for final dividend	24 Aug
Final dividend paid	21 Sep
Annual General Meeting	7 Nov

Note —	Timing of events may be subject to change. Any changes will be notified to the Australian Stock Exchange (ASX).
Contact details
Registered Office
Level 41, 242 Exhibition Street
Melbourne Victoria 3000 Australia
Douglas Gration
Company Secretary
email: companysecretary@team.telstra.com
General Enquiries — Registered Office
Australia: 1300 368 387
All Other: +61(8) 8308 1721
Shareholder Enquiries
Australia: 1300 88 66 77
All Other: +61(2) 8280 7756
Fax:+61(2) 9287 0303
email: telstra@linkmarketservices.com.au
website: www.linkmarketservices.com.au
Telstra Corporation Limited
Incorporated in the Australian Capital Territory
Telstra is listed on Stock Exchanges in Australia,
New Zealand (Wellington), and the USA (New York)
Investor Relations
Level 36, 242 Exhibition Street
Melbourne Victoria 3000 Australia
David Anderson
General Manager
Ph: +61(3) 9634 8014
email: investor.relations@team.telstra.com
The Telstra Share Registrar
Link Market Services Limited
PO Box A942
Sydney South NSW 1234 Australia
Websites
Telstra’s investor relations home page:
www.telstra.com.au/abouttelstra/investor

Telstra’s interactive advocacy website:
www.nowwearetalking.com.au
Depositary for American Depository Receipts
The Bank of New York
Investor Services
PO Box 11258
Church Street Station
New York, NY 10286-1258
Toll Free telephone number for US callers: 1-888-BNY-ADRs

Telephone number for international callers: +1 (212) 815 3700 email: shareowners@bankofny.com
website: www.stockbny.com
www.telstra.com      77

Visit Telstra investor Relations at WWW.telstra.com.au/abouttelstra/investor or visit our interactive advacacy website at WWW.nowwearetalking.com.au

25 September 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 96323215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra Corporation Limited 2006 Annual Report
In accordance with the listing rules, I attach an announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

annual
report
2006

Can do what Telstra does.
Telstra is the only communications company in Australia that can provide customers with a truly integrated telecommunications experience across fiexd line, mobiles, broadband (BigPond ®), information, transaction and search(Sensis ®) and pay TV (FOXTEL).
Our vision is to do for customers what no one else has done: create a world of 1-click, 1-touch, 1-button, 1-screen, 1-step solutions that are simple, easy and valued by individuals, businesses, enterprises and government.
Telstra Corporation Limited
ABN 33 051 775 556
Telstra Corporation Limited is an Australian company listed on the Australian Stock Exchange (ASX) and the New Zealand Stock Exchange (NZX) as well as the New York Stock Exchange (NYSE). This Annual Report has been prepared solely to meet the requirements of the Corporations Act, the ASX Listing Rules and other Australian regulations.
In previous years Telstra has prepared its annual report to comply with both the Australian Corporations Act and the US Securities and Exchange Commission (SEC) Form 20-F requirements.
In December 2005 the SEC proposed rules that, if adopted, would make it easier for foreign companies to terminate their SEC registration. If the SEC’s proposed deregistration rules are adopted,Telstra intends to deregister from the SEC ongoing reporting obligations and to delist its ADRs from the NYSE at the earliest opportunity, which may be accomplished by the end of this calendar year. If Telstra is unable to deregister before the end of calendar 2006, then it will lodge a Form 20-F with the SEC in December 2006. If Telstra lodges a Form 20-F with the SEC, then it will also lodge the Form 20-F with the ASX.
Except where otherwise stated, the information contained in this Annual Report was previously released to the market on 10 August 2006 and was current as of that date.
Shareholders should also refer to Telstra’s Annual Review for additional information about the company. Copies of the Annual Report and the Annual Review are available on the Internet:
www.telstra.com.au/abouttelstra/investor/annual_reports.cfm
Copies of the Annual Report and the Annual Review may also be requested from the Share Registry by calling 1300 88 66 77.
FRONT COVER
Features Nick Dionisopoulos from Telstra Operations. Nick is part of the first wave of students to experience the benefits of the newly launched Telstra Learning Academy. The Learning Academy is equipping our technical and engineering people with the right skills to build, operate and maintain next-generation networks and better serve customers.

Telstra Corporation Limited and controlled entities

Telstra Corporation Limited and controlled entities
Contents
™: trade mark of Telstra Corporation Limited ABN 33 051 775 556
®: registered trade mark of Telstra Corporation Limited ABN 33 051 775 556
*:CHESS is a registered trade mark of McDonnell Information Systems Group Plc
^: Trading Post is a registered trade mark of Research Resources Pty Ltd.
†: Hutchinson 3G is a registered trademark of Hutchison Whampoa Enterprises Limited.
†: CitySearch is a registered trade mark of CitySearch Australia Pty Ltd.
‡: FOXTEL is a registered trademark of Twentieth Century Fox Film Corporation.
‡: FOXTEL Digital is a trade mark of Twentieth Century Fox Film Corporation.
‡: FOXTEL Box Office is a registered trade mark of Twentieth Century Fox Film Corporation.
‡: FOXTEL iQ is a trade mark of Twentieth Century Fox Film Corporation.
~: Iridium is a registered trade mark of Iridium Satellite LLC.
All amounts are expressed in Australian dollars (A$) unless otherwise stated.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Summary financial information
Results of Operations

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Sales revenue	22,750	22,161	589	2.7%
Other revenue (excl. finance income)	22	20	2	10.0%

Total revenue	22,772	22,181	591	2.7%
Other income	328	261	67	25.7%

Total income (excl. finance income)	23,100	22,442	658	2.9%

Operating expenses (excl. interest expense and depreciation and amortisation)	13,521	11,884	1,637	13.8%
Share of net (gain)/loss from jointly controlled and associated entities	(5)	94	(99)	(105.3%)

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)	9,584	10,464	(880)	(8.4%)
Depreciation & amortisation	4,087	3,529	558	15.8%

Earnings before interest & income tax expense (EBIT)	5,497	6,935	(1,438)	(20.7%)
Net finance costs	936	880	56	6.4%

Profit before income tax expense	4,561	6,055	(1,494)	(24.7%)
Income tax expense	1,380	1,746	(366)	(21.0%)

Net profit for the year	3,181	4,309	(1,128)	(26.2%)

Effective tax rate	30.3%	28.8%		1.5%
EBITDA margin on sales revenue	42.1%	47.2%		(5.1%)
EBIT margin on sales revenue	24.2%	31.3%		(7.1%)

			Change
	cents	cents	cents	% change
Basic earnings per share (i)	25.7	34.7	(9.0)	(25.9%)
Diluted earnings per share (i)	25.7	34.6	(8.9)	(25.7%)

Dividends paid or declared:
Interim dividend paid	14.0	14.0
Special dividend paid with interim dividend	6.0	6.0
Final dividend declared (2005 paid)	14.0	14.0
Special dividend to be paid with final dividend (2005 paid)	—	6.0

(i)	Basic and diluted earnings per share are impacted by the effect of shares held in trust for employee share plans and instruments held under executive remuneration plans.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Cash Flow Summary

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Receipts from customers (inclusive of GST)	25,229	24,526	703	2.9%
Payments to suppliers/employees (inclusive of GST)	(14,785)	(13,848)	(937)	6.8%

Net cash generated by operations	10,444	10,678	(234)	(2.2%)
Income tax paid	(1,882)	(1,718)	(164)	9.5%

Net cash generated by operations (i)	8,562	8,960	(398)	(4.4%)

Payments for property, plant and equipment	(3,636)	(2,995)	(641)	21.4%
Payments for intangibles	(619)	(544)	(75)	13.8%

Capital expenditure before investments	(4,255)	(3,539)	(716)	20.2%
Investment expenditure	(48)	(590)	542	(91.9%)

Capital expenditure	(4,303)	(4,129)	(174)	4.2%
Repayment of loans to jointly controlled entities and associated entities	—	(37)	37	—
Receipts from asset sales/other proceeds/dividends	225	322	(97)	(30.1%)
Interest received	66	78	(12)	(15.4%)

Net cash used in investing activities (i)	(4,012)	(3,766)	(246)	6.5%

Operating cash flows less investing cash flows (i)	4,550	5,194	(644)	(12.4%)

Movements in borrowings/finance leases	493	1,393	(900)	(64.6%)
Employee share loans	24	19	5	26.3%
Dividends paid	(4,970)	(4,124)	(846)	20.5%
Share buy-back	—	(756)	756	—
Finance costs paid	(940)	(879)	(61)	6.9%
Purchase of shares for employee share plans	(6)	—	(6)	—

Net cash used in financing activities (i)	(5,399)	(4,347)	(1,052)	24.2%

Net cash flow	(849)	847	(1,696)	(200.2%)

(i)	Please note: Due to the implementation of A-IFRS, we have revised the presentation of the cash flow summary and our statutory reported statement of cash flows. This has resulted in some reclassifications between our key cash flow totals (net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities). Consequently, the 2005 comparative totals disclosed for these lines have changed from the amounts disclosed as at 30 June 2005. The most significant change is the reclassification of our finance costs paid from operating into financing, and the reclassification of interest received from operating into investing.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Balance Sheet Summary

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Current assets	4,879	5,582	(703)	(12.6%)
Intangibles	6,123	6,329	(206)	(3.3%)
Property, plant and equipment	23,622	22,891	731	3.2%
Total non-current assets	31,296	29,629	1,667	5.6%
Total liabilities	(23,343)	(21,553)	(1,790)	8.3%
Net assets/shareholders’ equity	12,832	13,658	(826)	(6.0%)
Gross debt (i)	(13,746)	(13,319)	(427)	3.2%
Net debt (i)	(13,057)	(11,772)	(1,285)	10.9%

Ratios
EBITDA Interest Cover (times)	10.2	11.9	(1.7)	(14.3%)
Net Debt to EBITDA	1.4	1.1	0.3	27.3%
Return on average assets	15.8%	20.6%		(4.8%)
Return on average equity	24.2%	30.6%		(6.4%)
Return on average investment	21.4%	27.2%		(5.8%)
Net debt to capitalisation	50.4%	45.9%		4.5%

(i)	The Net Debt and Gross Debt balances as at 30 June 2005 do not reflect the impact of the relevant A-IFRS standard for financial instruments as this standard was only adopted as at 1 July 2005. Had it been adopted for 30 June 2005, Gross Debt would have been $13,208 million and Net Debt would have been $11,660 million.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Segment Information
Segment information

	Segment revenue			Segment EBIT
	Year Ended 30 June			Year Ended 30 June
	2006	2005	2006/2005	2006	2005	2006/2005
	$m	$m	(% change)	$m	$m	(% change)

Telstra Consumer, Marketing and Channels	8,897	8,931	(0.4%)	5,721	6,248	(8.4%)
Telstra Business	3,053	3,099	(1.5%)	2,412	2,488	(3.1%)
Telstra Enterprise and Government	4,664	4,622	0.9%	2,706	2,812	(3.8%)
Telstra Wholesale	2,899	2,551	13.6%	2,693	2,283	18.0%
Sensis	1,836	1,719	6.8%	864	812	6.4%
Telstra International	1,481	1,398	5.9%	156	11	n/m
Telstra Operations	309	238	29.8%	(4,175)	(3,371)	23.9%
Other (i)	113	87	29.9%	(4,909)	(4,351)	12.8%
Eliminations	(480)	(464)	3.4%	29	3	n/m

Total Telstra (ii)	22,772	22,181	2.7%	5,497	6,935	(20.7%)

n/m — not meaningful
(i)	Revenue for the other segment relates primarily to our revenue earned by Telstra Media for our share of FOXTEL cable subscriber revenue and for services provided to FOXTEL. The Asset Accounting Group is the main contributor to the segment EBIT for this segment, which is primarily depreciation and amortisation charges.

(ii)	The allocations noted above reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for reallocation to the respective business segments exists. As a consequence, there are several things that should be noted about the information above:
•	Because no reasonable basis for allocation exists, sales revenue associated with mobile handsets for the Consumer, Business and Enterprise and Government segments are allocated totally to the Consumer segment, with the exception of some products sold in relation to small to medium enterprises which are allocated to the Business segment. Ongoing prepaid and postpaid mobile revenues derived from our mobile usage is recorded in all three of these segments depending on the type of customer serviced. In addition, the majority of goods and services purchased associated with our mobile revenues are allocated to the Consumer segment.

•	Revenue received in advance in relation to installation and connection fees is allocated totally to the Consumer segment.

•	Revenue derived from our BigPond Internet products are recorded in the customer facing business segments of Consumer, Business and Enterprise and Government. Certain distribution costs in relation to these products are recognised in these three business segments. Telstra Operations recognises certain expenses in relation to the installation and running of the broadband cable network. In accordance with our application of the business segment definition in relation to customer type, we have not reallocated these items to the Telstra BigPond business segment.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Statistical Data Summary

	Year Ended 30 June
	2006	2005	Change	% change

Billable traffic data (in millions)
Local calls (number of calls)	7,432	8,469	(1,037)	(12.2%)
National long distance minutes (i)	7,215	7,743	(528)	(6.8%)
Fixed to mobile minutes	4,491	4,375	116	2.7%
International direct minutes	534	580	(46)	(7.9%)
Mobile voice telephone minutes (ii)	7,311	6,746	565	8.4%
Inbound Calling Products — B Party Minutes	2,922	2,773	149	5.4%
Inbound Calling Products — A Party Calls	1,012	940	72	7.7%
Number of short messaging service (SMS) sent	3,019	2,289	730	31.9%

Network and operations data (in millions)
Basic access lines in service (iii)
Residential	5.46	5.60	(0.14)	(2.5%)
Business	2.32	2.45	(0.13)	(5.3%)

Total retail customers	7.78	8.05	(0.27)	(3.4%)
Domestic wholesale	2.16	2.07	0.09	4.3%

Total basic access lines in services	9.94	10.12	(0.18)	(1.8%)

ISDN access (basic lines equivalents) (in thousands) (iv)	1,214	1,208	6	0.5%

Mobile services in operation (SIO) (in thousands) (v)
3G	317	—	317	—
GSM	6,468	6,894	(426)	(6.2%)
CDMA	1,703	1,333	370	27.8%

Mobile services in operation	8,488	8,227	261	3.2%

Total Wholesale mobile SIOs (in thousands)	119	83	36	43.4%

Online subscribers (in thousands)
Narrowband subscribers	1,027	1,205	(178)	(14.8%)

Broadband subscribers — Retail	1,476	856	620	72.4%
Broadband subscribers — Wholesale (vi)	1,427	888	539	60.7%

Total Broadband subscribers	2,903	1,744	1,159	66.5%

Total online subscribers	3,930	2,949	981	33.3%

Total FOXTEL subscribers (in thousands)	1,130	1,023	107	10.5%

Employee data
Domestic full time staff (vii)	37,599	39,680	(2,081)	(5.2%)
Full time staff and equivalents (viii)	44,452	46,227	(1,775)	(3.8%)
Total workforce (ix)	49,443	52,705	(3,262)	(6.2%)

(i)	Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks.

(ii)	Includes all calls made from mobile telephones including long distance and international calls, excludes data, messagebank, international roaming and CSL New World.

(iii)	Excludes Incontact services (a free service with restrictive calling access) and advanced access services, such as ISDN services.

(iv)	Expressed in equivalent number of clear voice channels. Comparatives have been restated to reflect updated assessment of channels per SIO on ISDN 10/20/30.

The previous assessment was based on a calculation of channel configurations across sample services. The revised assessment is based on the entire customer base.

(v)	Excludes CSL New World SIOs.

(vi)	Within Broadband, retail products include cable, satellite, BigPond Wireless, HyperConnect, ADSL and Symmetrical HDSL, while wholesale products include DSL Layer 1, DSL Layer 2, DSL layer 3, Spectrum Sharing and vISP Broadband. Total Broadband subscribers exclude Broadband component of ULL and Mobile Broadband which form part of intercarrier services and mobiles revenue respectively.

(vii)	Excludes offshore, casual and part time employees. June 2005 has been restated, refer to Labour section for further information.

(viii)	Includes all domestic and offshore employees, including controlled entities. June 2005 has been restated, refer to Labour section for further information.

(ix)	Includes all domestic and offshore employees, including controlled entities, as well as contractors and agency staff. June 2005 has been restated, refer to Labour section for further information.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Operating Revenues
Operating Revenues

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

PSTN Products
Basic access	3,318	3,362	(44)	(1.3%)
Local calls	1,023	1,284	(261)	(20.3%)
PSTN value added services	246	250	(4)	(1.6%)
National long distance calls	913	1,013	(100)	(9.9%)
Fixed to mobile	1,491	1,566	(75)	(4.8%)
International direct	201	234	(33)	(14.1%)
Fixed interconnection	286	309	(23)	(7.4%)

Total PSTN	7,478	8,018	(540)	(6.7%)

Mobiles
Mobile services — Retail	3,846	3,736	110	2.9%
Mobile services — Wholesale	36	24	12	50.0%
Mobile services — Interconnection	623	547	76	13.9%
Mobile handsets	467	381	86	22.6%

Total Mobiles	4,972	4,688	284	6.1%

Internet and IP solutions
Narrowband	220	275	(55)	(20.0%)
Retail broadband	730	463	267	57.7%
Wholesale broadband	461	261	200	76.6%
Internet direct	143	123	20	16.3%
IP solutions	285	207	78	37.7%
Other	68	48	20	41.7%

Total Internet and IP solutions	1,907	1,377	530	38.5%

ISDN products	807	890	(83)	(9.3%)
Specialised data	884	966	(82)	(8.5%)
Advertising and Directories	1,711	1,585	126	7.9%
Intercarrier services	351	290	61	21.0%
Inbound calling products	449	449	—	0.0%
Solutions management	989	931	58	6.2%
HKCSL New World	830	734	96	13.1%
TelstraClear	620	625	(5)	(0.8%)
Offshore services revenue	295	252	43	17.1%
Payphones	104	121	(17)	(14.0%)
Pay TV bundling	320	263	57	21.7%
Customer premises equipment	274	231	43	18.6%
Other sales & service	759	741	18	2.4%

Sales revenue	22,750	22,161	589	2.7%
Other revenue	22	20	2	10.0%

Total revenue	22,772	22,181	591	2.7%
Other income	328	261	67	25.7%

Total income	23,100	22,442	658	2.9%

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
In the following discussion, we analyse revenue for each of our major products and services. The principal areas of operating revenue growth for fiscal 2006 were:
•	mobiles;

•	internet and IP solutions;

•	advertising and directories; and

•	Pay TV bundling.
In fiscal 2006, our sales revenue growth was partially offset by a 6.7% decline in PSTN product revenues as customers continue to move towards new products and services to satisfy their requirements and competition intensifies in the market.
Competition has continued to intensify and as a result, we have seen our revenues decline in some areas despite increasing volumes. We have also seen a continued shift in revenue from our traditional higher margin retail operations (such as our PSTN products) to our lower margin retail products (such as mobiles and broadband). We have continued to concentrate on product bundling initiatives and managing the migration of customers to other products. In the second half of fiscal 2006, we introduced our first subscription price based offers into the Consumer market to help address the decline of our traditional product revenues and to make pricing simple for our customers. We have also introduced market based management to enable us to better serve our customers’ needs as we understand them better.
We expect that there will be continued competitive pressure in some of our traditional product areas. However, the volume of telecommunications services purchased in Australia has increased and the range of products and services offered continues to expand. Based on the overall growth anticipated in the volume of telecommunication services, we expect our operating revenue to continue to grow.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
PSTN Products
PSTN Products

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Basic access revenue
Retail	2,592	2,725	(133)	(4.9%)
Domestic wholesale	726	637	89	14.0%

Total basic access revenue	3,318	3,362	(44)	(1.3%)

Local call revenue	1,023	1,284	(261)	(20.3%)
PSTN value added services revenue	246	250	(4)	(1.6%)
National long distance call revenue	913	1,013	(100)	(9.9%)
Fixed to mobile revenue	1,491	1,566	(75)	(4.8%)
International direct revenue	201	234	(33)	(14.1%)
Fixed interconnection	286	309	(23)	(7.4%)

Total PSTN revenue	7,478	8,018	(540)	(6.7%)

Basic access lines in service (in millions)
Residential	5.46	5.60	(0.14)	(2.5%)
Business	2.32	2.45	(0.13)	(5.3%)

Total Retail	7.78	8.05	(0.27)	(3.4%)
Domestic wholesale	2.16	2.07	0.09	4.3%

Total access lines in service	9.94	10.12	(0.18)	(1.8%)

Number of local calls (in millions)	7,432	8,469	(1,037)	(12.2%)
National long distance minutes (in millions) (i)	7,215	7,743	(528)	(6.8%)
Fixed to mobile minutes (in millions)	4,491	4,375	116	2.7%
International direct minutes (in millions)	534	580	(46)	(7.9%)

Note: statistical data represents management’s best estimates

(i)	Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks.
Total PSTN products revenue is $7,478 million, which declined by 6.7% or $540 million during fiscal 2006. This compares with a decline of 3.6% in fiscal 2005 (inclusive of fixed interconnection).
There has been a general reduction in PSTN volumes, with a decline in retail basic access lines, and volume reductions across local calls, national long distance calls, international direct calls and fixed interconnection. Yields have also declined in local calls, national long distance, fixed to mobile, international direct and fixed interconnection due to competitive pricing pressure.
During the second half of the year, we introduced subscription pricing plans for our PSTN customers, which offer greater choice and value from the home phone, including untimed national long distance calls and low or no charge local calls. These plans are yet to show any significant impact on our PSTN revenues.
Basic access
Our basic access revenue includes monthly rental fees, installation charges and connection charges, from telephone service connections between a customer’s premises and our PSTN network.
Basic access revenues are affected by:
•	housing growth;

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
•	competition;

•	demand for telephone services and additional lines;

•	regulatory constraints in relation to wholesale basic access;

•	migration to other products such as broadband and mobiles; and

•	price changes.
Under our basic access pricing structure, we have a range of access and call pricing packages to give our residential and business customers choice in the plan they select, along with a range of reward options. These pricing packages are reviewed regularly to reflect the changing needs of customers. For the most part, wholesale customers receive the pricing plan which only incorporates the basic telephone service with local call rates, excluding long distance and fixed to mobile calls (with a “residential” and “business” differentiation still applying).
Our operating revenue from basic access services was also affected by competition during fiscal 2006. During fiscal 2006, the number of retail residential and business basic access lines decreased due to strong competition and migration to alternative products such as broadband and mobiles. Domestic wholesale basic access lines in service grew, reflecting the increased penetration of our competitors into the retail basic access market. In the retail segment, we saw a decline of 270,000 lines in service or 3.4%, mainly driven by the migration to other technologies which is underpinning the retail trend across PSTN revenues. This decline was partially offset by an increase of 90,000 lines in service or 4.3% in the wholesale market.
Overall our operating revenue from basic access services decreased. During fiscal 2006, we introduced various basic access packages, which reduced the decline in yield in this area, despite an overall decrease in basic access lines in service.
Rental revenue increased due to a rise in line rental price charges from December 2005, which included a rise in basic access prices for wholesale and non preselected retail residential customers. In addition, penetration of higher value HomeLine plans including HomeLine Ultimate, a new subscription based plan introduced in April 2006, is also expected to contribute positively. Partly offsetting this was an increase in the discounts to Whole of Business customers and pensioners.
Local calls
Our local call revenue from local call charges, consists of revenue from local calls on our PSTN network and includes revenue from our megapop product which allows ISPs to offer untimed local call PSTN dial up access for their customers via a single national dial up 019 number. For the most part we charge for local calls without a time limit.
Our local call revenue is affected by:
•	the number of basic access lines in service and customers moving from our basic access service to our other access services, such as mobiles and broadband;

•	competition;

•	increasing use of email;

•	customers migrating to mobile and fixed to mobile calling; and

•	pricing changes.
Local call revenue decreased by $261 million or 20.3% in fiscal 2006, with both our retail and wholesale revenues being negatively impacted by ongoing product substitution from fixed calling to mobile voice calls and SMS, which is accelerated by the take up of capped mobile plans currently being heavily promoted by

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
competitors. Substitution of data local calls continues to occur due to the migration of dial up internet customers to broadband. The price in the wholesale market also declined as a result of a rise in volume discounts.
Generally, call volumes have continued to fall during fiscal 2006, reflecting the impact of customers migrating to other products, such as mobiles, fixed to mobile, and broadband products. This is highlighted by the fact that the number of local calls reduced by 12.2% during the year.
Work continues on the integration of mobile, fixed and broadband services to add value to the fixed line. This is aimed at arresting the decline in fixed line use.
PSTN value added services
Our revenue from PSTN value added services declined by $4 million or 1.6% during fiscal 2006. This decrease was driven by a reduction in a number of mature products, such as Indial, Siteline, Enhanced faxstream and other access products nearing the end of their lifecycle. Customers are also migrating to product offerings such as internet products and premium voice communication applications.
Messaging and call completion products increased marginally during fiscal 2006. Calling number display continued to grow due to attractive packaging discounts resulting in subscriber numbers increasing by 10%. This has been partially offset by call return revenue which declined by 14% due to lower overall call volumes and substitution to other products.
National long distance calls
Our operating revenue from national long distance consists of revenue from national long distance calls made from our PSTN network to the fixed network.
We generally charge for national long distance calls based on the time of day, day of week, destination and duration of the call, but packages are also offered on a capped price basis and under subscription pricing arrangements. A variety of promotions and pricing options are offered to encourage our customers to use our service and to inform them about the price and value of our service. The majority of our operating revenue from national long distance calls comes from our residential and small business customers.
General economic conditions and customer perceptions about the cost and value of our service relative to competitor alternatives, largely drive our national long distance call revenue. Competitive activity continues to negatively affect this revenue category directly through override and preselection, and indirectly through competition for access lines. In addition, national long distance calls are impacted by customers migrating to mobile, broadband and fixed to mobile calling.
Our operating revenue from national long distance calls declined by $100 million or 9.9% in fiscal 2006 compared with fiscal 2005. Competitor activity in the fixed line market continues to be high and most carriers have a fixed or mobile cap, or a combination of both in the market. This is having a direct impact on our national long distance revenues particularly where competitors are bundling these calls with broadband offerings. Volumes are down as a result of lower basic access services in operation and the impact of fixed to mobile substitution and other calling options available to customers. We have increased discounts compared to fiscal 2005 in order to retain and win back customers.
We continue to respond to competition with competitively priced packages. However, with the strong growth in mobile and internet services in the Australian market, we expect national long distance call revenue to continue to be negatively impacted by ongoing migration of customers to mobile and internet products, and by the continued growth of subscription pricing plans. Work continues on the integration of mobile, fixed and broadband services to add value to the fixed line. This is aimed at arresting the decline in fixed line use.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Fixed to mobile calls
Our fixed to mobile revenue is generated by calls originating on our fixed networks and terminating on any mobile network. We generally charge for fixed to mobile calls based on time of day and mobile carrier, however packages are also offered on a capped price basis. Our operating revenue for fixed to mobile calls is approximately split evenly between business and residential customers. The growth of the Australian mobile telecommunications market has driven revenue expansion in this product category in recent times. However, the introduction of capped plans in the mobile market has now impacted the volume of fixed to mobile activity as customers continue to slowly move their usage from our PSTN products. The fixed to mobile environment is influenced by fixed to mobile preselection, whereby the carriage service provider (CSP) selected by a customer for national long distance calls automatically becomes the customer’s provider for fixed to mobile calls.
During fiscal 2006, fixed to mobile revenue declined by $75 million or 4.8%. We experienced a decline of $114 million due to lower yields resulting from higher discounts arising from ongoing competitive pressure, including incorporating fixed to mobile calls in reward offerings and the changing mix in (Services In Operation) SlOs from PSTN to ISDN and CustomNet. This increase in the level of discounting is representative of our increased campaign activity aimed at reducing customer churn to other providers and win customers in the market place.
This decline in revenue was partially offset by growth in call volumes mainly due to the continued expansion of mobile services in the Australian market. The positive volume growth for fiscal 2006 contributed $38 million due to higher calls and minutes of use. This growth is consistent with the growth in the total market mobile SIOs, i.e. a higher number of mobiles on which fixed calls can terminate, and the higher number of calls.
International direct calls
Our operating revenue from international direct relates to revenue we generate from international calls made from Australia to a destination outside Australia (outbound). This revenue is largely driven by general economic conditions, customer perceptions about the cost and value of our service, competition, migration to broadband alternatives and promotion and advertising.
Our international direct revenue declined by 14.1% to $201 million in fiscal 2006 primarily as a result of lower volumes and continued competitive pressure on price. Factors which have influenced this trend include the competitive pressures from calling cards, fixed to mobile substitution and the growth of Voice over IP in the market place. Despite major international events and the occurrence of unfortunate circumstances which have provided short term stimulus to call traffic, international direct minutes declined 7.9% for the year.
Fixed Interconnection
Fixed interconnection is made up of local and non local PSTN/ISDN access interconnection services provided to other carriers. This category is a highly regulated area of the Australian telecommunication market.
Our operating revenue from fixed interconnection decreased by 7.4% to $286 million during fiscal 2006 driven by reduction in both volume and price. Volume declines are in line with cross company trends in PSTN traffic and have been particularly impacted by migration to mobiles and, to a smaller degree, ULL (unconditioned local loop) build. The decline due to price arose from lower charges consistent with our undertakings lodged with the ACCC for PSTN.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Mobiles
Our operating revenue from mobiles consists of revenue from access fees and call charges, as well as value added services comprising international roaming, mobile MessageBank® and mobile data. It also includes revenue from the sale of mobile handsets and interconnection charges where calls from other carriers’ customers terminate on our network.
During fiscal 2006, we commenced the construction of a new 3GSM 850 network that will operate in the 850 megahertz spectrum. Until recently, we operated only two primary mobile networks, GSM and CDMA. Over time we will migrate our customers from our old networks onto our new 3G network. The new network is intended to reduce our level of network costs and complexity and enable us to provide our customers with faster speeds, better coverage and enable them to access a far greater range of services and content than our older network. We continue to offer 3G services to our customers over our existing 3G 2100 network through our joint venture with Hutchison Telecommunication (Australia) Limited (Hutchison).
The mobile telecommunications market has continued to grow during fiscal 2006, although at a lower rate of growth than in the prior year. The growth was driven by the increase in capped price plans, heightened campaign activity particularly around 3G services, and the increasing use of mobile data services such as Blackberry and 1xRTT. While voice continues to be the largest contributor to mobiles revenue, value added services (inclusive of mobile data) is the fastest growing, now representing 25.4% of mobile services revenue in fiscal 2006. With competition intensifying, we have introduced a comprehensive and broad reaching program of segment based customer management to enable us to provide the best service and solutions to all of our customers.
Mobiles

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Access fees and call charges	2,703	2,765	(62)	(2.2% )

Value added services:
- International roaming	266	243	23	9.5%
- Mobile messagebank	199	187	12	6.4%
- Short message service (SMS)	494	457	37	8.1%
- Other mobile data	184	84	100	119.0%

Total value added services	1,143	971	172	17.7%

Total Mobile services revenue — retail	3,846	3,736	110	2.9%
Mobile services revenue — wholesale	36	24	12	50.0%
Mobile services revenue — mobiles interconnection	623	547	76	13.9%

Total mobile services revenue	4,505	4,307	198	4.6%
Mobile handset sales	467	381	86	22.6%

Total mobile goods and services revenue (i)	4,972	4,688	284	6.1%

3G mobile SIO (thousands)	317	—	317	—
GSM mobile SIO (thousands)	6,468	6,894	(426)	(6.2% )
CDMA mobile SIO (thousands)	1,703	1,333	370	27.8%

Total mobile SIO (thousands)	8,488	8,227	261	3.2%

Mobile Wireless — EVDO SIO (thousands) (included in CDMA SIO above)	60	19	41	215.8%

Prepaid mobile SIO (thousands)	3,597	3,570	27	0.8%
Postpaid mobile SIO (thousands)	4,891	4,657	234	5.0%

Total mobile SIO (thousands)	8,488	8,227	261	3.2%

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Mobiles

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

CDMA wholesale mobile SIO (thousands)	73	62	11	17.7%
GSM wholesale mobile SIO (thousands)	46	21	25	119.0%

Total wholesale mobile SIO (thousands)	119	83	36	43.4%

Number of SMS sent (in millions)	3,019	2,289	730	31.9%

Deactivation rate	23.4%	19.2%	4.2%	4.2%

Mobile voice telephone minutes (in millions) (ii)	7,311	6,746	564	8.4%

Average revenue per user per month $’s (iii)	38.35	39.33	(0.98)	(2.5%)
Average prepaid revenue per user per month $’s (iii)	10.85	12.24	(1.39)	(11.4%)
Average postpaid revenue per user per month $’s (iii)	58.99	59.06	(0.07)	(0.1%)

Average mobile data revenue per user per month (iv)	6.77	5.70	1.07	18.8%

Note: statistical data represents management’s best estimates.
(i)	Excludes revenue from:
-	calls from our fixed network which we categorise as fixed to mobile; and

-	CSL New World which is recognised separately as controlled entity revenue.
(ii)	Includes all calls made from mobile telephones including long distance and international calls, excludes data, messagebank, international roaming and CSL New World.

(iii)	Average retail revenue per user per month is calculated using average retail SIO and includes mobile data, messagebank and roaming revenues.

It excludes interconnection and wholesale revenue.

(iv)	Includes mobile wireless EVDO revenue, excludes BigPond wireless.
During fiscal 2006, mobile service revenue increased mainly due to the continued growth in the number of mobile telephone subscribers and expanding minutes of use, offset by continued pressure on prices. In addition, we experienced strong growth in our value added services revenue for example messagebank, SMS, Blackberry and 1xRTT.
Access fees and call charges declined by 2.2% to $2,703 million in fiscal 2006 reflecting a decrease in GSM revenues partially offset by an increase in CDMA revenues. Both technology categories have been impacted during the year by the competitive environment and the growth in capped price plans which has directly impacted yields. CDMA prepaid was also impacted by lower revenues attributable to a promotion which gave CDMA subscribers half price calls for a year. During the year we moved from 1% of our mobile customers on capped plans to 4.3% on capped plans.
SIOs increased overall, but it was CDMA that drove the growth with a 27.8% increase whilst GSM (including 3G) reduced marginally by 1.6%. The CDMA revenues benefited from an increased emphasis on activations and the availability of more competitively priced handsets. Call minutes generally increased for each technology, but these benefits did not outweigh the impact on price for the period. Average revenue per user (ARPU) dropped by 98 cents over the year led by a reduction in prepaid ARPU by 11.4% or $1.39, with postpaid ARPUs stable.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Revenue from international roaming grew by 9.5% to $266 million in fiscal 2006. The rise was primarily due to an increase in outbound roaming minutes and a marginal increase in revenue per call. In addition, inbound roaming revenue remained steady as price increases were equally offset by decreased usage.
Revenue from MessageBank® increased by 6.4% to $199 million in fiscal 2006 primarily due to growth in minutes resulting from higher mobile usage and SIOs.
SMS and Multimedia Messaging Services (MMS) revenues increased by 8.1% to $494 million after a significant increase in the number of messages sent. There is a component of migration from voice communication to message communication which is evident in the reported growth rates. This has been stimulated by a 1 cent text offer and other rewards and bonus options offered during the year. In addition, mobile data growth was also experienced in the corporate segment through the Blackberry and Telstra Mobile Broadband™ products on the CDMA network. This is reflected in the average mobile data revenue per user per month increasing over fiscal 2006.
Revenue from handset sales increased by 22.6% to $467 million in fiscal 2006 primarily due to growth in the number of GSM mobile handsets sold. This growth is attributed to an increase in marketing campaign activity focusing on the sale of 3G handsets, particularly in the second half of the year.
Mobiles interconnection revenue has grown 13.9% to $623 million. The main product driving this is GSM wholesale domestic roaming which grew in fiscal 2006 by $43 million after Hutchison 3G roaming commencing in April 2005. This corresponds directly to an $8 million drop in CDMA roaming after Hutchison introduced their 3G product as an alternative to CDMA. SMS interconnect has grown A$17 million due to an increase in traffic resulting from growth in mobile SIOs as well as a continued increase in the popularity of text messaging as a cheaper alternative to mobile voice calling. In addition, mobiles terminating revenue grew by $24 million due to a 12% increase in termination volumes, partially offset by price reductions resulting from regulatory pricing pressures on mobile terminating rates. The increase in termination volumes has resulted from growth in retail SIOs, particularly in CDMA and pre-paid services.
Wholesale mobile service revenue increased in fiscal 2006 by 50.0% or $12 million due to growth in the Wholesale GSM resale product introduced in fiscal 2005. It enabled resellers to develop and market their own branded mobile solutions including voice, text, multimedia messaging and Messagebank on the GSM network which they could only previously do on the CDMA network. Minutes of use have grown significantly since this product was introduced.
The deactivation rate has increased by 4.2% which is all driven by prepaid activity. After a system change in fiscal 2005 all relevant prepaid SIOs were automatically given a recharge period of 12 months, extended from the normal 6 month period. In the last quarter of fiscal 2006, these SIOs reached the end of this period and many were subsequently deactivated. This contributed to the deactivation of 1.1 million prepaid SIOs in fiscal 2006. This change in recharge period has not impacted the year on year growth rate but has impacted the timing of deactivations occurring throughout the year.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Internet and IP Solutions
Our operating revenue from IP and internet services is driven primarily by:
•	demand for capacity to support business networking;

•	the increased use of IP services by business customers (small to medium enterprises);

•	the introduction of new products to meet customer needs;

•	the increased use of the Internet by businesses and consumers;

•	the movement of our customers from basic access and associated calling products to other access services such as ADSL; and

•	demand for greater bandwidth services such as broadband.
While the IP and internet markets have been experiencing growth, competition has put pressure on our prices. We expect that these trends will continue.
Internet & IP Solutions

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Narrowband	220	275	(55)	(20.0%)
Retail broadband	730	463	267	57.7%
Wholesale broadband	461	261	200	76.6%
Internet direct	143	123	20	16.3%
IP solutions	285	207	78	37.7%
Other	68	48	20	41.7%

Total internet & IP solutions revenue	1,907	1,377	530	38.5%

Broadband subscribers — retail (in thousands) (i)	1,476	856	620	72.4%
Broadband subscribers — wholesale (in thousands)	1,427	888	539	60.7%

Total Broadband subscribers (in thousands)	2,903	1,744	1,159	66.5%

Narrowband subscribers — retail (in thousands)	1,027	1,205	(178)	(14.8%)

Total online subscribers	3,930	2,949	981	33.3%

Average revenue per retail broadband subscriber per month ($’s)	52.16	60.10	(7.94)	(13.3%)

Note: statistical data represents management’s best estimates.
(i)	Telstra mobile broadband and Telstra internet direct (Retail ADSL) are not included in retail broadband revenue and subcriber numbers.
Our narrowband products allow customers to connect to the internet from any telephone line in Australia. Our broadband products allow customers to experience an “always on” connection to the Internet, although this is not available to all lines due to technology limitations. In fiscal 2006, continued demand for capacity combined with competitive pricing has resulted in customers migrating their narrowband services to broadband. This trend placed additional price pressure on our narrowband products and resulted in a significant decline in our narrowband revenues.
We offer a range of internet products and packages under our BigPond brand. Telstra BigPond home and business packages offer dial-up modem services to residential and business customers across Australia.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Telstra BigPond broadband provides broadband internet services to consumer and business customers via HFC (Hybrid Fibre Coaxial) cable, ADSL, satellite and mobile access technologies.
During fiscal 2006, our internet and IP solutions revenue grew by 38.5% or $530 million to $1,907 million, despite a reduction in prices. The subscriber base for our broadband products grew significantly during this time, partially due to migration from narrowband products but also due to growth in the overall online market. As at 30 June 2006, we had approximately 2.9 million broadband customers, nearly 1.5 million retail customers. There has been a significant rise in demand resulting from competitive pricing strategies.
Narrowband revenue decreased to $220 million in fiscal 2006. This decline highlights the growing impact of dial-up to broadband migration as the dial-up market proceeds with its decline. We expect this trend to continue with further price adjustments likely to occur as broadband prices fall and customers require higher speeds.
Retail broadband revenue increased by 57.7% to $730 million in fiscal 2006, mainly due to strong increases in SIOs. SIO growth has occurred across all technologies but ADSL has been the key driver of the growth. We have introduced a number of key price and value campaigns to stimulate broadband take up including a combination of discounting access and installation offers. We have also introduced new products and plans including a wireless EVDO offer and enhanced focus on our cable offerings. The Australian Government’s Higher Bandwidth Incentive Scheme (HiBIS) and broadband regional connect packages have also enabled affordable broadband and higher bandwidth to be provided to regional and remote locations and encourage take up in those areas. Given this strong take up, increased competition and resultant price offerings, average revenue per user has declined across the majority of products.
Wholesale broadband revenue increased by 76.6% to $461 million in fiscal 2006 driven by a continuing strong market demand for high bandwidth services. Wholesale DSL internet grade has grown by $181 million driven by volume increases with a 60.7% growth in SIOs.
Internet direct is our business oriented internet access product with a range of data access options and features to meet the needs of business. Internet direct revenue increased by 16.3% during fiscal 2006 to $143 million. The result was driven by our virtual ISP product which increased by $14 million, mainly because of a new commercial deal signed resulting in a significant increase in data usage. SIOs for this product category increased by 258% in fiscal 2006.
IP solutions revenue increased by 37.7% to $285 million in fiscal 2006, mainly due to the products in this category being in the growth phase of their lifecycle. Fiscal 2006 saw an increase of $48 million in IP MAN/ Ethernet, our ‘next generation’ data access services which provide high speed IP and Ethernet access solutions respectively for large and medium corporate enterprises. The government sector has been the key user and driver of this product. IP WAN grew by $29 million, after growth was stimulated through competitive pricing and improved network performance. It is also evident that customers now appear more willing to move towards IP based solutions.
Other internet and IP solutions revenue grew by $20 million due to growth in wholesale internet and data traffic, in particular in our Wholesale Ethernet product, and increased revenue from our wholly owned entity, Chief Entertainment which is a media production house that provides internet content.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
ISDN
ISDN is a flexible, switched network based on digital technology. It can support many applications at one time (such as voice, data and video) while using a single access point to the network. ISDN services are offered to residential and business customers across Australia. Our ISDN products revenue is impacted by offerings and packages in the broadband market, growth in the number of DSL enabled exchanges and migration to advanced data products such as IP solutions.
ISDN

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Access	418	421	(3)	(0.7%)
Data calls	118	165	(47)	(28.5%)
Voice calls	271	304	(33)	(10.9%)

Total calls	389	469	(80)	(17.1%)

Total ISDN revenue	807	890	(83)	(9.3%)

ISDN access lines (basic access line equivalents) (in thousands) (i)	1,214	1,208	6	0.5%

Note: statistical data represents management’s best estimates.
(i)	Statistical data- we have adjusted comparative data to show a more accurate reflection of the market. Conversion factors have been adjusted in calculating ISDN access lines.
ISDN access revenue has declined marginally to $418 million in fiscal 2006. Growth in access lines has slowed in recent years from 3.3% in fiscal 2005 to 0.5% in the current year. Data access line declines in the consumer segment have been driven by customer movement to broadband, whilst declines in the business segment have arisen as a result of the migration to alternative technologies such as ADSL, symmetrical HDSL. Data access line declines have been offset by voice access line growth, driven by customers taking up ISDN as a stepping stone towards a full IP environment. Whole of customer discounts in the enterprise segment have also impacted the result in the current year.
ISDN voice calls revenue, which is made up of local, national and international voice calls made on the integrated services digital network, declined by 10.9% or $33 million in fiscal 2006, mainly due to declines in the local and national categories. National voice calls revenue was negatively impacted by competitor price pressure during the year. Local voice calls revenue was negatively impacted by a decrease of 14% in minutes of use primarily because calls on our Priority® One3 and 1300 A Party products have been reclassified from ISDN to inbound calling revenues. This reclassification amounted to $13 million in fiscal 2006.
ISDN data calls revenue declined in fiscal 2006 by 28.5% or $47 million. Both ISDN local and national data calls contributed to the decline. ISDN local data and ISDN national local data calls revenue declined by 28% and 32% respectively due to customers migrating to alternative products such as ADSL and symmetrical HDSL, as a result of improved bandwidths at reduced prices in each of these products.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Specialised Data
Specialised data

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Frame Relay	305	351	(46)	(13.1%)
ATM	90	89	1	1.1%
Digital data services	198	227	(29)	(12.8%)
Leased lines	229	235	(6)	(2.6%)
International private lines	30	26	4	15.4%
Other specialised data	32	38	(6)	(15.8%)

Total data revenue	884	966	(82)	(8.5%)

Domestic Frame access ports (in thousands)	30	34	(4)	(11.8%)
Note: statistical data represents management’s best estimates.
Specialised data revenue is comprised mainly of revenue from frame relay, digital data services and leased lines. Frame relay offers high speed data transmission from 64kb to 45Mb per second to customers connecting any number of sites to other national or international locations. It is frequently used as a building block to construct corporate wide area networks. Digital data services provide high quality, leased line digital data transmission offering dedicated bandwidth from 1.02Kb to 1,984Kb per second, which may be used for communication between all major capital cities, and most regional and country areas in Australia. Analogue leased lines provide high quality, low cost, low bandwidth and dedicated end-to-end connections between customer sites.
During fiscal 2006, total specialised data revenue decreased to $884 million, reflecting a decline in mature products such as frame relay, digital data and leased line services. This decline has been driven by product substitution to more technologically advanced IP and DSL based product options, included with our internet and IP solutions revenue category.
Frame relay revenue decreased as this product enters the declining stages of its product life cycle with customers migrating to new technologies such as Business DSL which offers the same coverage and similar assurance, but at a lower price. In addition, we introduced price discounting to retain existing customers. Reduced frame relay revenue was due to a combination of a reduction in ports by 11.8% with an equivalent reduction in revenue per customer.
Digital data services are mature products that declined 12.8% to $198 million during fiscal 2006 primarily due to customers transferring to newer technologies and price pressures experienced from alternative products.
Leased line revenues have experienced a 2.6% reduction to $229 million, mainly due to customers with voice graded dedicated lines moving to DSL, wireless or IP telephony based solutions. Other high capacity products such as wideband have grown. New business has also been generated by offering premium packages in combination with Internet Direct but they tend to be short distance services which are low revenue generating.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Advertising and Directories
Our advertising and directories revenue is predominantly derived from our wholly owned Sensis group. Sensis provides innovative advertising and local search solutions through a print, online, voice, wireless and satellite navigation network.
The majority of Sensis’ revenue is derived from its print and online directories — Yellow Pages® and White Pages® — which have grown steadily overall due to the introduction of new print and directory advertising initiatives.
Product innovation and customer demand continue to drive growth in our broader online and electronic advertising and non-directories advertising business.
Advertising and Directories

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Advertising and Directories revenue	1,711	1,585	126	7.9%

Yellow Pages revenue increased by 5.8% to $1,172 million, primarily due to the strong performance in our non-metropolitan books and 54% growth in Yellow Pages® OnLine revenue. The growth in non-metropolitan books has been driven by new category guides and subheadings, higher uptake of half page advertisements and the release of three new local directories. Online performance was driven by a 25% rise in Yellow Pages OnLine display customer numbers and higher uptake of Platinum advertising, leading to increased yields.
During fiscal 2006, White Pages® revenue grew by 12.2% to $302 million, reflecting continued growth in both print and online, with improved sales force effectiveness through better “go to market” strategies. Growth has continued with the success of coloured listings and logos resulting in higher revenue per customer.
Our emerging businesses delivered 17.1% revenue growth, driven by strong growth in Whereis® location-based search revenues and in MediaSmart®. Fiscal 2006 includes a full year of revenue for our mapping and travel related products company Universal Publishers.
We also acquired QuickCut and Adstream in February 2006. This business provides a unique software and online interface which allows advertising content to be stored, repurposed and distributed across a wide range of media. This business contributed a further $8 million for the year.
Overall revenue performance was impacted by a decline in Classifieds revenue over the period. This was driven by competition and economic weakness in the Sydney and Melbourne markets.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Intercarrier Services
Our operating revenue from intercarrier services comprises a number of products and services relating to the provision of telecommunications services to other carriers (including REACH), CSPs and Internet service providers (ISPs). The majority of this revenue base is derived from interconnect and access services which is a highly regulated area of the Australian telecommunications market. Interconnection revenues relating to our PSTN and mobile products are included in those product categories. The remaining revenue component in intercarrier services is derived from wholesale specific product offerings such as facilities access, wholesale transmission and ULL which, while they are subject to significant price pressures resulting from ongoing oversupply of capacity in the market place, are a focus for delivering incremental revenue growth for us in the coming years.
Intercarrier services

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Intercarrier services revenue	351	290	61	21.0%

Intercarrier Services revenue has grown by 21.0% to $351 million due to increases in facilities access, wholesale transmission solutions and other wholesale revenues mainly consisting of ULL.
Our growth in facilities access was 40.7% or $24 million for the year largely driven by demand for equipment building and mobile tower access as other carriers and service providers have sought to expand their infrastructure over time.
Growth in wholesale transmission relates to leased transmission services led by a rise in demand from internet service providers for backhaul transmission to expand their DSL network coverage. Partly offsetting the overall increase in intercarrier revenue was the unfavourable impact of a backdated rate adjustment for MCI Worldcom in September 2005 as well as a decline in services leased by the same customer.
Other Wholesale revenue growth of $18 million is due to ULL which has been driven by a number of factors such as:
•	carriers have reached customer density thresholds on wholesale DSL and resale PSTN to be able to undertake viable ULL; and

•	falling equipment prices have reduced the capital required by carriage service providers to undertake ULL build.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Inbound Calling Products
Our operating revenue from inbound calling products consists principally of the fees we charge our business customers for the provision of inbound calling numbers:
•	for Freecall™ 1800, the cost of the call, charged to the party called, with no cost incurred by the caller;

•	for Priority® 1300 and Priority® One3:
•	the calling party from a PSTN service incurs a cost of 25 cents (including GST) from anywhere in Australia. Different charges apply for calls made from ISDN, mobiles and payphones; and

•	the service owner incurs the other components of the call charges as applicable.
Also included is revenue from enhanced call centre products using network voice processing, which provides access to advanced call handling capabilities, without customers having to purchase and maintain their own networks.
Our inbound calling products revenue therefore is driven by two different streams, the caller (A party) and the lessee of the inbound service (B party). The A party revenues are affected by substitution to other voice products such as mobiles and the Internet. B party revenues are affected by increased customer competition impacting prices.
Revenue from inbound calling products remained steady at $449 million in fiscal 2006 mainly due to an increase in Priority® One3 and 1300 A Party products offset by Priority® One3 and 1300 B Party products.
Inbound calling products

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Inbound calling products revenue	449	449	0	0.0%

B Party minutes (in millions)	2,922	2,773	149	5.4%
A Party calls (in millions)	1,012	940	72	7.7%

	3,934	3,713	221	6.0%

Note: statistical data represents management’s best estimates.
Our overall revenue from Priority® One3 and 1300 B Party products declined in fiscal 2006 due to very competitive market pressures resulting in lower returns. Minutes of use and services in operation have actually increased in this category of calls, but large customers are being won or retained at lower prices resulting in reduced revenues. This is offset by higher call volumes on our Priority® One3 and 1300 A Party products after calls from our ISDN and Siteline products to these numbers were reclassified in the current year to inbound calling. This amounted to $13 million in fiscal 2006. There is also an increasing trend for calls to these numbers being made from mobile phones which resulted in the revenue being recorded as mobiles revenue.
Revenue from Freecall™ 1800 has declined mainly due to intense price competition leading to reduced price and a declining customer base. Our other inbound calling products, such as Enterprise speech solutions, have continued to grow strongly throughout fiscal 2006.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Solutions Management
Our operating revenue from solutions management is derived from managing all or part of a customer’s communications and IT solutions and services covering:
•	managed network services which is network based voice and data products, including IP based networks and IP telephony, CPE management, radio networks and new wireless based technologies;

•	IT services which is managed customer infrastructure (e.g. desktop and end user devices), managed storage and security services, in addition to hosting and application development. IT services also includes the provision of professional consulting and deployment services; and

•	other refers to our eBusiness solutions and global data centre.
Solutions management

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Managed network services	337	337	—	0.0%
IT services	632	572	60	10.5%
Other	20	22	(2)	(9.1%)

Solutions management revenue	989	931	58	6.2%

In fiscal 2006, solutions management revenue increased 6.2% or $58 million mainly due to increases in IT services.
IT services grew by 10.5% or $60 million in the current year mainly due to our wholly owned entity KAZ winning major contracts, one of which was a five-year contract for an estimated $200 million to provide the Department of Defence’s Central Office IT Infrastructure Support Services. Fiscal 2006 IT services revenue also included an additional $12 million due to a full 12 months of results for KAZ compared to only 11 months in the previous fiscal year. Managed professional services revenue also contributed to the growth in IT services, with an increase of $16 million due mainly to increased project work on an existing contract.
In addition to increases in IT services, managed data, managed WAN and managed radio, which are in ‘managed network services’, all contributed positively to the revenue growth due mainly to increases in a number of existing contracts. Managed voice however offset this growth in revenue, declining due to the scaling back of some of our existing contracts in this area.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Offshore Controlled Entities
The offshore controlled entities category relates to our offshore subsidiaries, which provide a variety of products and services within their various regions of operation. Included in this category are the following significant offshore controlled entities:
•	CSL New World Mobility Group (CSLNW), which generates its revenues from the Hong Kong mobiles market. CSLNW was formerly known as Hong Kong CSL Limited, though in March 2006 this entity merged with Hong Kong based mobile company New World PCS. As result of this transaction, we own 76.4% of the merged entity;

•	TelstraClear, which generates its revenues from providing full integrated services to the New Zealand market; and

•	other offshore controlled entities predominantly in the Telstra Enterprise and Government segment, which mainly generate revenues from the provision of global communication solutions to multinational corporations through our interests in the United Kingdom, Asia and North America.
Offshore controlled entities — revenue

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

CSL New World	830	734	96	13.1%
TelstraClear	620	625	(5)	(0.8%)
Other offshore controlled entities	295	252	43	17.1%

Total offshore controlled entities revenue	1,745	1,611	134	8.3%

Consolidated revenue from offshore controlled entities increased in fiscal 2006 primarily due to the following factors:
•	CSLNW experienced revenue growth across the majority of its revenue streams except for local voice, which continues to be impacted by sustained pricing pressure. The merger between Hong Kong CSL and New World PCS resulted in increased revenue in the current year of $64 million. Excluding this component, revenue has grown in both prepaid and postpaid categories after increased subscribers and handset revenue due to recent promotional activity. Revenue growth was also assisted by a $11 million favourable foreign exchange rate impact.

•	TelstraClear experienced a net decline in revenue of 0.8% to $620 million. There were significant declines in calling revenues largely due to price erosion and pricing plan reductions in the Internet and IP business due to heavy retail competition. Revenue was also negatively impacted by the NZ$ exchange rate, causing a $22 million decline. These declines were mostly offset by strong growth in the business sector and an increased contribution from a full year’s ownership of the Sytec business. There were also a number of one-off implementation revenues from the provision of new and/or additional services to a number of key customers.

•	The 17.1% growth in revenue to $295 million from other offshore controlled entities was mainly due to growth in Europe, Asia and the US. In Europe, the inclusion of a full 12 months ownership of PSINet contributed $15 million in revenue growth. Both Telstra Singapore and Telstra Hong Kong started to grow revenue by selling the full suite of international data products in the Asia market. KAZ also exhibited strong growth in the same region due to the synergies gained by combining this business with our telecommunications business in one bundle to customers. Growth in the US of $15 million was mainly the result of a major contract to provide telecommunications solutions over an integrated global IP-based network, contributing $12 million to revenue growth.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
For further detail regarding our major off shore subsidiaries CSLNW and TelstraClear refer to the business summaries on pages 40 and 41.
Payphones
Payphones

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Payphone revenue	104	121	(17)	(14.0%)

Telstra owned and operated payphones (thousands)	30	31	(1)	(3.2%)
Privately owned and operated payphones (thousands)	27	30	(3)	(10.0%)

Total number of payphones (in thousands)	57	61	(4)	(6.6%)

Note: statistical data represents management’s best estimates.
Payphone revenue declined by 14.0% to $104 million in fiscal 2006, impacted by substitution to other products, particularly prepaid mobile phones and competitors’ prepaid calling cards. As a result of this migration, we removed a number of low usage phones resulting in a 3.2% reduction in the number of Telstra owned and operated payphones. There has also been a decline in privately owned and operated payphones of 10.0%, as private operators removed their support for unprofitable payphones. Telstra owned and operated payphones also reduced due to the loss of some payphones to private operators and lower demand in new growth locations.
Pay TV Bundling
Pay TV Bundling

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Pay TV Bundling revenue	320	263	57	21.7%

FOXTEL Pay TV Bundling subscribers (thousands)	292	280	12	4.3%
Austar Pay TV Bundling subscribers (thousands)	51	55	(4)	(7.3%)

Total Pay TV Bundling subscribers (thousands)	343	335	8	2.4%

Note: statistical data represents management’s best estimates.
Total pay TV bundling revenue grew by $57 million, comprising FOXTEL $46 million and AUSTAR $11 million.
FOXTEL bundled services revenue grew by 20.0% or $46 million after an increase in subscribers and higher revenue per user. As customers have migrated from analogue to digital services, discount plans have been phased out and customers are upgrading their packages. The growth in subscribers was driven by low price installation/upgrade offers made to the market along with the FOXTEL 10th Anniversary promotion, which targeted both new customers and existing customers through digital migration. FOXTEL IQ, an interactive digital feature available to all FOXTEL digital subscribers also performed well, aided by a low installation price point campaign. At 30 June 2006, analogue services in operation represented 14.7% of FOXTEL bundled customers compared with 36.8% at the start of the year.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
AUSTAR bundled services revenue growth for fiscal 2006 of $11 million was driven by an increase in the average revenue per user after a change in the subscription offerings. Subscriptions however, fell due to lower advertising activity, which resulted in slower sales rates while the disconnection rate remained consistent.
Customer Premises Equipment
Customer premises equipment

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Customer premises equipment revenue	274	231	43	18.6%

Customer premises equipment (CPE) revenue increased by 18.6% to $274 million mainly driven by strong growth in the sales of PBX equipment and communication packages known as Telstra Business Systems (TBS) packages. TBS sales more than tripled in the current fiscal year due to an expansion of the vendor base combined with new carriage pricing plans and investment made in support tools that enabled improved processing and reduced transaction time.
The current year’s revenue also includes a full 12 months of operations for Telstra Business Systems Pty Ltd (formerly known as Damovo (Australia) Pty Ltd) as it was acquired September 2004. We also acquired Converged Networks Pty Ltd, Western Australia’s largest CPE dealer in April 2006.
This growth was partially offset by an $11 million decline in first phones/extensions due to continued substitution of rental phones due to sales of CPE and mobiles.
Other Sales and Services
Other sales and services revenue

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Telstra information and connection services	120	134	(14)	(10.4%)
Customnet and spectrum	110	112	(2)	(1.8%)
Virtual private network	17	15	2	13.3%
Card services	50	59	(9)	(15.3%)
Security products	34	33	1	3.0%
HFC cable usage	84	65	19	29.2%
Conferlink	48	47	1	2.1%
Commercial and recoverable works	57	58	(1)	(1.7%)
External construction	108	85	23	27.1%
Other	131	133	(2)	(1.5%)

Total other sales and services revenue	759	741	18	2.4%

In fiscal 2006, operating revenue from other sales and services increased by 2.4% or $18 million mainly due to HFC cable usage and external construction revenue.
HFC cable usage includes revenue received from FOXTEL for carriage services, cable installations and service calls. Revenue increased by A$19 million this year due to FOXTEL promotional activity which resulted in an increase in services in operation. There was also a scheduled FOXTEL contract rate increase during the period.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
External construction, which delivers communications network infrastructure solutions, had revenue growth of 27.1% or $23 million in fiscal 2006. This growth can be mainly attributed to increased activity relating to the construction of the 3G 2100 network in conjunction with our joint venture partner, Hutchison.
The above increases were partially offset by a $14 million decline in information and connection services revenue as a result of lower call volumes. Also, card services declined by 15.3% or $9 million. This was due to products such as Homelink 1800 and telecard being mature products and are being impacted by substitution to more cost effective convenient products such as pre-paid cards and mobiles.
Other Income
Other Income

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Proceeds from sale of property, plant and equipment	46	51	(5)	(9.8%)
Proceeds from sale of investments	93	252	(159)	(63.1%)

Asset/investment sales	139	303	(164)	(54.1%)

Cost of property, plant & equipment	(23)	(42)	19	(45.2%)
Cost of investment	(31)	(173)	142	(82.1%)

Cost of asset / investment sale	(54)	(215)	161	(74.9%)

Net gain/loss on assets/investment sale	85	88	(3)	(3.4%)

USO Levy Receipts	58	63	(5)	(7.9%)
Government subsidies	135	71	64	90.1%
Miscellaneous income	50	39	11	28.2%

Other income	243	173	70	40.5%

Total other income	328	261	67	25.7%

In fiscal 2006, total other income increased by 25.7% or $67 million.
In fiscal 2006 proceeds from sale of investments of $93 million were due mainly to the sale of Xantic and Fundi Software Pty Ltd, with Xantic yielding a net gain of approximately $58 million. In fiscal 2005, proceeds from the sale of our investments was mainly made up of the sale of our interests in Intelsat Limited, Infonet Services Corporation and the redemption of the convertible note issued by PCCW.
The majority of the growth in government subsidy revenue was sourced from Higher Bandwidth Incentive Scheme (HiBIS) receipts and the broadband Connect Australia scheme, which can be attributed to an increase in the provision of broadband services to regional, rural and remote areas of Australia. Refer to the Internet and IP products section for further details regarding HiBIS.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Operating Expenses

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Labour expense	4,364	3,858	506	13.1%
Goods and services purchased	4,730	4,211	519	12.3%
Other expenses	4,427	3,815	612	16.0%

	13,521	11,884	1,637	13.8%
Share of net (gain)/loss from jointly controlled and associated entities	(5)	94	(99)	(105.3%)

	13,516	11,978	1,538	12.8%
Depreciation and amortisation	4,087	3,529	558	15.8%

Total operating expenses	17,603	15,507	2,096	13.5%

In fiscal 2006, our total operating expenses (including share of net (gain)/loss from jointly controlled and associated entities) was $17,603 million, compared with $15,507 million in fiscal 2005. One of the major drivers of the 13.5% increase was the inclusion of a restructuring and redundancy provision of $427 million, which has impacted all three of the expense categories. Our operating expenses have been impacted by the following factors:
•	costs associated with transformational initiatives and certain project write-offs;

•	increased costs associated with network rehabilitation;

•	higher redundancy expense as a result of reduced staff numbers as efficiencies have been achieved;

•	higher goods and services purchased costs due to increased marketing campaign activities and new offers aiming to stimulate sales growth in a range of our products and services;

•	the benefit of ongoing cost control programs, including the consolidation of vendors and IT systems;

•	growth in our communications plant asset base, along with the impact of a service life review of our asset base to align with the transformation program, has increased our depreciation and amortisation expense during fiscal 2006; and

•	the consolidation of additional operating expenses of $68 million in fiscal 2006 from our acquisition activity including the merger between CSL and New World PCS, as well as the inclusion of a full fiscal year of expenses relating to entities we acquired in fiscal 2005. These included Universal Publishers from December 2004, Telstra Business Systems (formerly Damovo (Australia) Pty Ltd) from September 2004, PSINet from August 2004, and KAZ from July 2004.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Labour Expense
Labour expense includes:
•	salary, wages and related on-costs, including superannuation costs, share based payments, workers’ compensation, leave entitlements and payroll tax;

•	costs of engaging contractor labour and agency costs; and

•	restructuring costs, including redundancy expenses.
In the table below, our domestic full time employees include domestic full time staff, domestic fixed term contracted staff and expatriate staff in overseas subsidiary entities. Domestic full time employees do not include employees in our offshore subsidiary entities, or casual and part time employees. Our full time employees and equivalents include the total of our domestic and offshore full time employees, and casual and part time employees measured on an equivalent basis. Our total workforce includes domestic and offshore full time, casual and part time employees as well as contractors and staff employed through agency arrangements measured on an equivalent basis.
During fiscal 2006, we have undertaken a comprehensive review of the sources of our workforce numbers and this has resulted in a restatement of our workforce figure as at the end of fiscal 2005. For 30 June 2005, we previously reported domestic full time employees of 39,657, full time employees and employed equivalents of 46,336 and total workforce of 51,764. We have revised these numbers for fiscal 2006 reporting purposes after standardising our subsidiary entities’ methodology for reporting workforce numbers and reviewing some of our data capture systems. We have also revised the way we count staff on long term leave to exclude them from both the opening and closing staff balances to enable us to better manage the business. Staff on long term leave will be excluded from the balance for future reporting.
The vast majority of the net impact of the changes relates to the number of contractors and agency staff.
Labour expense

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Labour expense	4,364	3,858	506	13.1%

Domestic full time employees (whole numbers) (i)	37,599	39,680	(2,081)	(5.2%)
Full-time employees and employed equivalents (whole numbers) (ii)	44,452	46,227	(1,775)	(3.8%)
Total workforce , including contractors and agency staff (whole numbers) (iii)	49,443	52,705	(3,262)	(6.2%)

Reduction in total workforce in fiscal 2006	(3,262)
Reduction in total workforce in fiscal 2006 excluding impact of New World merger	(3,859)
Note: statistical data represents management’s best estimates.

(i)	Excludes offshore, casual and part time employees. June 2005 balance has been restated, refer to details above.
(ii)	Includes all domestic and offshore employees, including those of our subsidiary entities. June 2005 balance has been restated, refer to details above.
(iii)	Includes all domestic and offshore employees, including subsidiary entities as well as contractors and agency staff. June 2005 balance has been restated, refer to details above.
During fiscal 2006, our total workforce decreased by 6.2% or 3,262 full time equivalent staff, contractors and agency staff. This decrease is predominantly due to specific efforts across the business to rationalise the number of people working for the Telstra group as part of our business transformation initiatives. During the

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
year, our subsidiary Hong Kong CSL merged with New World PCS, which resulted in the Telstra Group acquiring 597 new employees. Excluding the impact of the New World PCS merger on staff numbers, our total full time equivalent staff, contractors and agency staff reduced by 3,859 full time equivalent staff.
We incurred redundancy expenses of $348 million in fiscal 2006 compared with $91 million in fiscal 2005. The higher redundancy expense reflects the implementation of cost control initiatives to improve the efficiency of our operational structure. In addition, a further $186 million of redundancy expense is included as part of a restructuring and redundancy provision as at year end to account for the redundancies over the next 2 years that are considered to have arisen as part of the business restructure.
Our labour expense increased by 13.1% in fiscal 2006 mainly due to:
•	the increased levels of redundancy and the redundancy provision referred to above;

•	salary increases averaging between 2% and 4% for employees as specified in our enterprise agreements and as per the normal annual salary review process; and

•	a full year of ownership of several subsidiaries acquired part way through fiscal 2005 (such as KAZ and Telstra Business Systems), and acquisition of new entities such as the New World Mobility group and a controlling interest in Adstream.
The above increases in labour expense were partially offset by cost reductions associated with the 6.2% decrease in the number of employed staff, contractors and agency staff.
Excluding the impact of redundancy expense, labour expense increased by 1.7%.
Based on the latest detailed actuarial report provided on the financial position of the Telstra Superannuation Scheme (Telstra Super) as at 30 June 2003, we have reported that a surplus in this superannuation fund continues to exist. In accordance with the recommendations within the actuarial investigation, we were not expected to, and did not make employer contributions to Telstra Super during fiscal 2006 and fiscal 2005. As at 30 June 2006, the vested benefits index (the ratio of fund assets to members’ vested benefits) of the defined benefit divisions of Telstra Super was 115%. Our contributions to Telstra Super will recommence when the vested benefit index of the defined benefit divisions falls to 103%.The continuance of our contribution holiday is dependent on the performance of the fund and the level of contributions required to meet employer obligations.
In fiscal 2006, we recognised $185 million of pension costs in our labour expenses compared with $203 million in fiscal 2005. This expense is due to the relevant A-IFRS standard requiring us to recognise the actuarially defined movement in our defined benefit pension plans in our operating results.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Goods and Services Purchased
Goods and services purchased includes core costs of our business that vary according to business activity. The largest component of this expense category is network payments, which are payments made to other carriers to terminate international and domestic outgoing calls and international transit traffic. Other significant items includes the costs of mobile handsets and internet modems, costs of mobile sales (including subsidy costs, usage commissions and dealer incentives), managed services costs (including service contractors, sub-contractors and leases), service fees (predominantly in relation to our pay television services) and paper purchases and printing costs.
Goods and services purchased

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Cost of goods sold	917	726	191	26.3%
Usage commissions	281	289	(8)	(2.8%)
Handset subsidies	504	424	80	18.9%
Network payments	2,002	1,904	98	5.1%
Service fees	319	273	46	16.8%
Managed Services	242	190	52	27.4%
Dealer performance commissions	113	41	72	175.6%
Paper purchases and printing	147	159	(12)	(7.5%)
Other	205	205	—	0.0%

Total goods and services purchased	4,730	4,211	519	12.3%

Our goods and services purchased increased in fiscal 2006 mainly due to higher cost of goods sold, mobile handset subsidies and network payments. Increases were experienced across most categories within goods and services purchased except for usage commissions and paper costs. Additionally, a restructuring provision of $54 million has been raised in relation to the replacement of EVDO cards and additional customer and dealer costs associated with the shut down of our CDMA network in the future.
Our goods and services purchased increased by 12.3% to $4,730 million in fiscal 2006 due to the following factors:
•	the inclusion of the full financial year of expenses relating to our subsidiary entities acquired part way through the prior fiscal year, including KAZ, Telstra Business Systems (formerly Damovo (Australia) Pty Ltd), PSINet and Universal Publishers. In fiscal 2006, we also acquired New World PCS, the consolidation of which has caused an increase of goods and services purchased expense of $29 million;

•	a rise in cost of goods sold mainly due to higher sales volumes for mobile handsets, primarily driven by increased market campaign activity, strong BigPond broadband demand, costs of supporting the Commonwealth Games, together with sales growth in other product categories such as EVDO, CPE for small business customers, Managed WAN equipment and voice related products. Also contributing to the increase are payments made to Brightstar, in accordance with our procurement agreement with them to centrally source wireless devices from global suppliers with a view to achieving cost savings. Inclusive of these payments, the Brightstar arrangement has provided net savings of approximately $70 million, primarily relating to handset costs;

•	an increase in mobile handset subsidies, attributable to a rise in the take up of handsets on subsidised plans as well as higher average subsidies offered, especially following a significant campaign

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
undertaken in the last quarter, whereby a greater range of handsets are being subsidised. As a result, our average subscriber acquisition cost has increased from $120 to $137. In addition, the CSL New World Mobility Group has implemented a more aggressive handset subsidy policy in order to increase handset sales. In fiscal 2006, we have also made an A-IFRS accounting policy change to expense handset subsidies as incurred, as opposed to previously deferring and amortising them over the contract period. The prior year comparative figure has been adjusted to allow a like for like comparison;

•	network payments continued to grow due to volume increases of domestic mobile and SMS traffic terminating on other carriers’ networks, partially offset by a reduction in the average mobile terminating rate. Additionally, expansion and growth in our UK, USA and Asian operations have driven growth in our offshore outpayments. Also attributable to this increase is higher outbound roaming revenue, partly offset by a reduction of costs through routing traffic to overseas carriers that offer lower prices and favourable foreign exchange variations in our New Zealand operations. Additional Network Access Charges were also incurred as a result of our 3G 2100 partnership activities with Hutchison;

•	service fees increased by 16.8% to $319 million in fiscal 2006 led by a rise in bundling of pay television services due to growth in bundled FOXTEL subscribers;

•	managed services costs grew by 27.4% to $242 million in fiscal 2006, mainly attributable to increased third party maintenance and service costs for the support of customer contracts. There are also a number of reclassifications from other expenses such as service contracts, service fees and consultancy amounting to $26 million. Offsetting this increase are decreases due to lease renegotiations;

•	growth in dealer performance commissions, mainly attributable to increased proactive sales activity in our personal calling program. New dealer payments resulting from the implementation of the new dealer remuneration model have also contributed to the growth; and

•	an increase in other goods and services purchased due to the inclusion of a restructuring provision of A$54 million in fiscal 2006, offset by a decrease in commercial project payments as described below.
These increases were partially offset by a decrease in other goods and services expenses such as usage commissions, commercial project payments and paper purchases and printing costs:
•	usage commissions decreased by $8 million mainly as a result of the discontinuation of commission payments to Keycorp following our acquisition of their Transaction Network Solutions business during the year. This was partly offset by increased dealer commissions mainly associated with non- mobile related products, including BigPond products;

•	commercial project payments declined from $59 million in fiscal 2005 to $34 million in fiscal 2006 mainly relating to a lower level of deferral and amortisation of our basic access installation costs. The expense fluctuates in accordance with our installations over the five prior years. An equivalent amount is amortised into revenue and hence there is no EBIT impact. Also contributing to the decline was a change in the line usage billing arrangement for outsourced faxstream costs; and

•	paper purchase and printing costs decreased from $159 million in fiscal 2005 to $147 million in fiscal 2006 due to savings achieved through printing contract discounts, together with a reclassification of expenses into cost of goods sold. There was also a reduction in printing costs relating to superannuation industry contracts after a push towards the use of online notifications.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Other Expenses
Other expenses

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Property and IT rental expense	559	572	(13)	(2.3%)
Net foreign currency conversion losses/(gains)	2	(40)	42	(105.0%)
Audit fees	8	7	1	14.3%
Service contracts and other agreements	1,836	1,556	280	18.0%
Promotion and advertising	356	330	26	7.9%
General and administration	793	806	(13)	(1.6%)
Other operating expenses	544	394	150	38.1%
Impairment and diminution expenses	329	190	139	73.2%

Total other expenses	4,427	3,815	612	16.0%

Our other expenses were $4,427 million in fiscal 2006 and $3,815 million in fiscal 2005, representing a 16.0% increase year on year. A restructuring provision of $137 million was raised at year end mainly relating to property rationalisation, cancellation of server leases, the decommissioning of certain IT platforms and operational and business support systems and related stock obsolescence. Excluding the impact of the provision, our total other expenses grew by 12.5% to $4,290 million.
Our other expenses in fiscal 2006 include an additional $17 million of expenses attributable to the merger of CSL with New World PCS during the period. In addition, a full twelve months of expenses have been included in fiscal 2006 for KAZ, PSINet, Universal Publishers, and Telstra Business Systems (formerly Damovo), which were acquired part way through fiscal 2005.
The movement in the significant categories of other expenses is discussed below.
The largest component within this expense category is service contracts and other agreements. The expense increased from $1,556 million in fiscal 2005 to $1,836 million in fiscal 2006, mainly driven by the following factors:
•	increased network maintenance and rehabilitation activity;

•	costs associated with transformational initiatives;

•	maintenance of the existing 3GSM 2100 MHz network and the operational expenditure relating to the construction of the new 3GSM 850 MHz network;

•	volume based increases including installations for digital pay television, as well as increased activations and fault rectifications for BigPond products due to product growth; and

•	a rise in consultancy costs associated with the company transformation activity and increased market research activity due to a focus on understanding customer needs.
The above increases are partly offset by savings from the renegotiation of a major vendor contract, a reduction in mainframe server lease charges as well as the completion of consulting work from fiscal 2005.
General and administration expenses decreased from $806 million in fiscal 2005 to $793 million in fiscal 2006. This was driven by lower IT costs resulting from savings achieved in repairs and maintenance through continued infrastructure consolidation. The closure of an IT system and the decommissioning of an IT platform have also contributed to reduced IT related costs. Discretionary costs such as seminars and

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
conferences, travel and entertainment costs have decreased in fiscal 2006 as a result of a strong focus on cost reduction. Legal costs have however risen in the year due to increased litigation and other legal work, especially around the C7 case (refer to note 27 of the annual report for further details), operational separation issues and various project initiatives.
Other operating expenses increased from $394 million to $544 million during fiscal 2006 primarily due to the provision for restructuring of $105 million raised in this category. Excluding the impact of the provision, our other operating expenses increased by $45 million. This was largely driven by lower construction activity resulting in higher operations and maintenance activity being expensed.
Property and IT rental expense decreased by 2.3% to $559 million, mainly due to reduced PC leasing costs driven through a consolidation of server leases, which has enabled us to negotiate contracts at a more competitive rate. The decommissioning of an old IT platform and the consolidation of various vendor contracts have also contributed to the decrease in IT rental costs.
Our promotion and advertising costs increased by 7.9% to $356 million during fiscal 2006 mainly due to increased spend during the Commonwealth Games, as well as more marketing activity in the face of increased competition and efforts to stimulate revenue.
Our impairment and diminution expense has increased from $190 million in fiscal 2005 to $329 million in fiscal 2006, mainly attributable to the retirement of a number of IT assets and increased costs associated with the cancellation of partially completed capital projects after a review of project direction as part of our transformation strategy. Also included in fiscal 2006 is a provision relating to restructuring of $32 million. Our inventory write down expense has also risen due to increased write-offs in our construction business, as well as the impact of our active promotion of mobile handsets, causing slow moving stock to be written off more quickly. This increase is partly offset by the decrease in our bad and doubtful debts, which decreased from $150 million in fiscal 2005 to $139 million in fiscal 2006. Improved credit management performance has led to lower provision requirements and write-offs, as well as fewer payments to external debt collection agents.
Net foreign currency conversion costs represents the remaining foreign currency exposure after taking into account our hedging activities. The loss of $2 million in fiscal 2006 compared with a gain of $40 million in fiscal 2005 is mainly due to an A-IFRS accounting adjustment relating to the REACH capacity prepayment, which was processed in fiscal 2005.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Share of net (gain)/loss from jointly controlled and associated entities
Share of net (gain)/loss from jointly controlled and associated entities

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Share of net (gain)/loss from jointly controlled and associated entities	(5)	94	(99)	(105.3%)

Our share of net (gain)/loss from jointly controlled and associated entities includes our share of both profits and losses from equity accounted investments.
In fiscal 2005, we entered into an agreement with our joint venture entity, REACH, which included a commitment to fund half of REACH’s committed capital expenditure for a period until 2022. Under A-IFRS, this transaction was deemed to be part of our investment in REACH and resulted in equity accounted losses being recognised in the fiscal 2005 year.
The current year equity accounting gain has arisen after improved performance from our joint venture entity Xantic prior to its sale.
Depreciation and Amortisation
Our depreciation and amortisation expense remains a major component of our cost structure, reflecting our expenditure on capital items.
Depreciation and amortisation

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Depreciation	3,183	2,876	307	10.7%
Amortisation	904	653	251	38.4%

Total depreciation and amortisation	4,087	3,529	558	15.8%

Our depreciation and amortisation expense has risen by 15.8% to $4,087 million in fiscal 2006. During fiscal 2006, we have undertaken a strategic review of the service lives of our assets as part of the transformation strategy. As a result, we have accelerated depreciation and amortisation by $422 million mainly relating to the CDMA network, our switching systems, certain business and operational support systems and related software.
Excluding the impact of the review, our depreciation and amortisation grew by 3.9% to $3,665 million, mainly attributable to:
•	growth in our communications plant asset base, which is consistent with our level of capital expenditure over recent years; and

•	consolidation of $16 million of depreciation and amortisation expenses from our newly merged entity, New World PCS, along with the inclusion of a full 12 months of depreciation and amortisation expenses relating to entities acquired in fiscal 2005.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Net Finance Costs
Net finance costs

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Finance costs	1,002	963	39	4.0%
Finance income	(66)	(83)	17	(20.5%)

Net finance costs	936	880	56	6.4%

Our borrowing costs are influenced by:
•	our debt level;

•	interest rates;

•	our debt maturity profile;

•	our interest payment profile; and

•	our level of cash assets (affects net debt).
In fiscal 2006, our net debt levels increased from $11,772 million to $13,057 million. This increase was driven by our cash requirements to fund the payment of the fiscal 2005 final dividend and the fiscal 2006 interim dividend, both of which included a 14c per share ordinary dividend and a 6c per share special dividend. This level of dividend payments is higher than in previous periods and hence, required an increase in our borrowing levels. No decision has been made with respect to the level of payment of future dividends.
The higher level of net debt has driven an increase in our net finance costs despite the fact that our net cost of debt has declined marginally during the year. The reason for the decline in average cost of debt is that long term bonds which were issued at historically high interest rates are maturing and being refinanced at the current, comparatively lower, interest rates.
Income tax expense
Income Tax Expense

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Income Tax Expense	1,380	1,746	(366)	(21.0%)

Effective Tax Rate	30.3%	28.8%		1.5%
In fiscal 2006, our income tax expense decreased by 21.0% to $1,380 million. The primary driver of the reduction in tax expense is lower profits for the year compared to fiscal 2005.
In fiscal 2006, the effective tax rate increased to 30.3% compared with the effective tax rate of 28.8% in fiscal 2005. The higher effective tax rate is due to a change in the taxation adjustments for items that have different treatments for accounting and taxation purposes, such as equity accounted FOXTEL losses and the depreciation of certain items of plant and equipment. In addition, the current year tax expense includes an amount for under provision of tax in the prior year that is $34 million higher than the amount included in fiscal 2005 for under provision in fiscal 2004.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Major Subsidiaries — Financial Summaries
Below is a summary of the major reporting lines for our three largest subsidiaries: Sensis, TelstraClear and CSL New World Mobility. This information is in addition to the product analysis previously provided in the document and is intended to show these businesses as stand alone entities.
Sensis Financial Summary
Sensis financial summary

	Year Ended 30 June
	2006	2005	Change	Change
	$m	$m	$m	%

Sales revenue	1,826	1,708	118	6.9%
Total income	1,827	1,708	119	7.0%
Total expenses	(917)	(863)	(54)	6.3%
EBITDA	1,001	908	92	10.2%
EBIT	910	845	65	7.7%
CAPEX	100	83	17	20.5%

EBITDA margin	54.8%	53.2%		1.6%
Amounts included for Sensis represent the contribution included in Telstra’s consolidated result.
We are a leading provider of advertising and search services through our advertising business Sensis and its respective subsidiaries. Sensis provides innovative advertising and local search solutions through a print, online, voice, wireless and satellite navigation network.
The 6.9% increase in sales revenue to $1,826 million has primarily been driven by advertising and directories revenue as described in the Advertising and Directories product discussion. The growth in this area has been driven by good performance in White Pages and Yellow Pages print and online. The inclusion of acquired entities in fiscal 2006 has also contributed to growth in the current year.
Operating expenses increased by 6.3% due mainly to the following:
•	Labour expenses grew by $18 million due to organic growth of the workforce, redundancy costs and a $10 million write back of a deferred expense provision;

•	Cost of goods sold increased by $14 million after the inclusion of a full 12 months of results from Universal Publishers acquired mid way through fiscal 2005; and

•	Increased depreciation and amortisation expense by $27 million after commissioning new software, the inclusion of amortisation for Universal Publishers and Adstream and the revision of certain software service lives as part of Telstra’s transformation program.
Cost management and growing yields and margins in print and online led to EBITDA growth of 10.2% in fiscal 2006.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
CSL New World Mobility Group Financial Summary
In February 2001, we acquired a 60% ownership interest in CSL. We paid US$1,694 million ($3,085 million), including incidental acquisition costs, to acquire this controlling interest. In June 2002, we acquired the remaining 40% ownership interest in CSL as part of our redemption of a convertible note from PCCW. In March 2006, we merged the CSL entity with New World PCS to form the CSL New World Mobility Group (CSLNW). This transaction involved us exchanging a 23.6% share in CSL and receiving a a controlling interest in the merged group of 76.4%.
CSLNW operates in the highly competitive Hong Kong mobile market and has delivered revenue growth in fiscal 2006 despite a difficult operating environment, characterised by significant market competition and local voice price erosion. CSL and New World PCS have retained their own brandings as they target different market segments. CSL remains Hong Kong’s premium provider of mobile voice and data services whilst New World PCS targets value conscious customers with a low cost business model. The merged entity provides a much broader customer base for growth.
CSL New World financial summary

	Year Ended 30 June			Year Ended 30 June
	2006	2005	Change	2006	2005	Change
	A$m	A$m	%	HK$m	HK$m	%

Total income	833	735	13.3%	4,831	4,308	12.1%
Total expense	(757)	(648)	16.8%	(4,145)	(3,583)	15.7%
EBITDA	240	217	10.6%	1,390	1,272	9.3%
EBIT	77	87	(11.5%)	686	725	(5.4%)
CAPEX	98	128	(23.4%)	568	755	(24.8%)

EBITDA margin	28.8%	29.5%	(0.8%)	28.8%	29.5%	(0.8%)
Note: Amounts presented in HK$ have been prepared in accordance with A-IFRS.
Amounts presented in A$ represent amounts included in Telstra’s consolidated result including additional depreciation and amortisation arising from consolidation fair value adjustments.
Amounts include 3 months of New World PCS in fiscal 2006.
Total income increased by 12.1% or HK$523 million in fiscal 2006. The majority of the increase resulted from the inclusion of the New World PCS business from March 2006. This resulted in an 8.7% increase in total income year on year. The remaining revenue growth was driven by rising data, international voice, and prepaid revenues offset by a decline in local voice revenues after sustained pressure on prices. Mobile handset revenue also increased after recent handset promotions.
Total operating expenses increased by 15.7% mainly due to the following:
•	the incorporation of costs after the merger with New World PCS;

•	increased subsidies as part of heightened promotional activity to drive sales; and

•	higher offshore outpayments associated with higher international voice revenues.
Depreciation and amortisation expense increased as CSLNW is now carrying higher network assets due to the roll out of their 3G network. EBITDA increased by 9.3% or HK$118 million whilst EBIT decreased by 5.4% or HK$39 million due to the impact of higher depreciation.
CSLNW continues to enhance its 3G network and promote 3G services through the deployment of pioneering technology and innovative applications. In February 2006, the company announced the launch of Hong Kong’s first 3G Mobile TV service enabling customers to enjoy a variety of news and “infotainment” stations.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
TelstraClear Financial Summary
TelstraClear, the second largest full service carrier in New Zealand, has been operating in its current form since December 2001. In December 2001, we merged our 50% owned joint venture, TelstraSaturn and CLEAR Communications, to form TelstraClear. As part of this transaction, we acquired an additional 8.4% interest in the merged entity and began the consolidation of 58.4% of TelstraClear’s results. In April 2003, we acquired the remaining 41.6% interest in TelstraClear and consolidated 100% of TelstraClear’s results from that date.
TelstraClear financial summary

	Year Ended 30 June			Year Ended 30 June
	2006	2005	Change	2006	2005	Change
	A$m	A$m	%	NZ$m	NZ$m	%

Total income	620	625	(0.8%)	693	676	2.5%
Total expense	(645)	(648)	(0.5%)	(713)	(695)	2.6%
EBITDA	111	112	(0.9%)	124	122	1.6%
EBIT	(25)	(24)	4.2%	(20)	(19)	5.3%
CAPEX	126	115	9.6%	141	125	12.8%

EBITDA margin	17.8%	18.0%	(0.1%)	17.9%	18.0%	(0.2%)
Note: Amounts presented in NZ$ represent the New Zealand business excluding intercompany transactions and have been prepared in accordance with A-IFRS.
Amounts presented in A$ represent amounts included in Telstra’s consolidated result and include the Australian dollar value of adjustments to consolidate TelstraClear into the Group result.
In fiscal 2006, revenue increased by 2.5% to NZ $693 million for the following reasons:
•	the full year impact of the national HomePlan offering in the consumer segment; and

•	the current year included the first whole year of Sytec revenue after its acquisition in November 2004.
These increases were offset by:
•	access and call revenue declines in the wholesale and small to medium enterprise segments due to price erosion caused by competition in the market. This was moderated by growth in our customer bases in those segments; and

•	Internet revenues have declined, particularly in the second half, as reduced pricing plans have impacted yield in the business segment.
Total operating expense increased by 2.6% to NZ $713 million due to the following:
•	an increase in outpayments due to higher revenue; and

•	a small increase in labour expenses driven by the inclusion of a full year of Sytec costs.
TelstraClear’s acquisition of local ICT service provider, Sytec Resources Limited in November 2004 and its controlled entities was an important step to leverage TelstraClear’s existing service capability and provided growth and opportunities in this segment in fiscal 2006. New Zealand is a strategically important market for our trans-Tasman customers and the combination of TelstraClear and Telstra enables us to provide customers on both sides of the Tasman with seamless communication and IT solutions.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
REACH
REACH is primarily focused on meeting the increasing needs of its shareholders, Telstra and PCCW, as well as third party voice and satellite services. We are the premier provider of international voice and satellite services in Asia via the operation and management of the most diverse high-speed network in the region.
In February 2001, we sold our global wholesale business, including certain offshore controlled entities, to REACH in exchange for 50% ownership in REACH.
Since the original transaction, REACH has been operating in a difficult environment. Prices for international voice and data carriage have fallen, but growth in usage has not been sufficient to compensate for the loss in revenue caused by the price reductions. Consequently, we have previously been required to make a write down of our investment, reducing the carrying value to nil. Equity accounting was suspended at that date and remains suspended. As a result, our share of net profits/ (losses) in relation to REACH are not booked in the Telstra Group results.
Fiscal 2006 operational performance of the business continued to track according to plan with a focus on consolidation of a new operating model. Data volumes continue to grow strongly and voice business volumes are stable. REACH has also recently signed a memorandum of understanding (MOU) with a consortium of entities to plan and develop a proposal to build an international undersea cable linking South East Asia with the United States of America (USA). In addition, in October 2005, Reach announced the launch of the first stage of its international IP enabled Next Generation Network.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Cash flow
Cash flow data

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Receipts from customers	25,229	24,526	703	2.9%
Payments to suppliers/employees	(14,785)	(13,848)	(937)	6.8%

Net cash generated by operations	10,444	10,678	(234)	(2.2%)
Income tax paid	(1,882)	(1,718)	(164)	9.5%

Net cash provided by operating activities (i)	8,562	8,960	(398)	(4.4%)

Net cash used in investing activities (i) (see table below)	(4,012)	(3,766)	(246)	6.5%

Operating cash flow less investing cash flow (i)	4,550	5,194	(644)	(12.4%)

Movements in borrowings/finance leases	493	1,393	(900)	(64.6%)
Employee share loans	24	19	5	26.3%
Dividends paid	(4,970)	(4,124)	(846)	20.5%
Share buy-back	—	(756)	756	—
Finance costs paid	(940)	(879)	(61)	6.9%
Purchase of shares for employee share plans	(6)	—	(6)	—

Net cash used in financing activities (i)	(5,399)	(4,347)	(1,052)	24.2%

Net increase/(decrease) in cash	(849)	847	(1,696)	(200.2%)

(i)	Please note: Due to the implementation of A-IFRS, we have revised the presentation of the cash flow summary and our statutory reported statement of cash flows. This has resulted in some reclassifications between our key cash flow totals (net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities). Consequently, the 2005 comparative totals disclosed for these lines have changed from the amounts disclosed as at 30 June 2005. The most significant change is the reclassification of our finance costs paid from operating into financing, and the reclassification of interest received from operating into investing.
Net cash provided by operating activities
Our primary source of liquidity is cash generated from our operations. Net cash provided by operating activities includes receipts from trade and other receivables, payments to suppliers and employees, income tax paid, and GST received, paid and remitted to the Australian Taxation Office.
During fiscal 2006, net cash provided by operating activities decreased by 4.4% to $8,562 million. Higher revenue and lower working capital items were offset by higher expense payments. The key drivers of our increased revenue were our mobiles and broadband products. Our higher expense payments were mainly due to increased labour costs, in particular redundancy payments, our variable operating expenditure items that increase with revenue and our service contracts and agreements expenditure.
In addition, our cash paid to the Australian Taxation Office was $164 million higher in fiscal 2006 than in fiscal 2005 due to a low tax instalment rate requiring us to make a larger final tax payment in respect of the 2005 fiscal year. The timing of the final payment fell into the 2006 fiscal year.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Net cash used in investing activities
Net cash used in investing activities represents amounts paid for capital assets and investments, offset by cash receipts from the sale of capital assets and investments, and other cash receipts from our investing activities.
Net cash used in investing activities

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Switching	452	338	114	33.7%
Transmission	426	358	68	19.0%
Customer access	800	870	(70)	(8.0%)
Mobile telecommunications networks	1,043	497	546	109.9%
International assets	338	279	59	21.1%
Capitalised software	556	523	33	6.3%
Specialised network functions	237	291	(54)	(18.6%)
Other	340	377	(37)	(9.8%)

Operating capital expenditure	4,192	3,533	659	18.7%
Other intangibles	63	6	57	950.0%

Capital expenditure before investments	4,255	3,539	716	20.2%
Add: investment expenditure	48	590	(542)	(91.9%)

Capitalised expenditure and investments	4,303	4,129	174	4.2%
Sale of capital equipment, investments and other proceeds	(139)	(244)	105	(43.0%)
Proceeds from other investments	(86)	(76)	(10)	13.2%
Repayment of loans to jointly controlled and associated entities	—	37	(37)	—
Interest received	(66)	(78)	12	(15.4%)
Dividend received	—	(2)	2	—

Net cash used in investing activities	4,012	3,766	246	6.5%

In fiscal 2006, our expenditure on operating capital, intangibles and investments amounted to $4,303 million, an increase of 4.2% on the previous fiscal year. This growth was driven by our next generation network transformation program, which is part of our ongoing strategy of transforming the business.
The increases in our operating capital expenditure were across most capital expenditure categories, with the exception of minor decreases in customer access and specialised network functions. The drivers of our operating capital expenditure for fiscal 2006 were as follows:
•	higher domestic switching as a result of our wireline transformation program, which involves building a new IP core and the next generation ethernet transmission network. Further expenditure was also incurred to cater for increasing demand for broadband ADSL and specialised wideband services;

•	higher transmission expenditure to support the new 3GSM 850 network and to provide capacity to support increased broadband demand for digital subscriber line (DSL) technology;

•	lower expenditure on customer access due to the achievement of operational efficiencies and the use of new IP ADSL technology at a lower unit cost;

•	significantly higher expenditure on our mobile networks primarily due to 2 items: payments to Hutchison amounting to $312 million for the purchase of a 50% share of their 3GSM 2100 network, acquired in fiscal 2005 but payment was deferred until fiscal 2006; and costs incurred in relation to

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
the roll out of our own 3GSM 850 network. Most of the expenditure incurred on the 3GSM 850 network relates to installing and updating our base stations to enable them to carry the new network. During fiscal 2006, we installed 3,500 base stations out of an intended long term program in excess of 5,000 base stations;

•	higher expenditure on international assets, predominantly related to the purchase of additional international transmission capacity to facilitate increased internet traffic with the United States;

•	marginally higher expenditure on capitalised software as we embark on a 3 to 5 year program of transformational projects. In this early stage of the program we have been through a process of rationalising and streamlining our software applications; and

•	lower expenditure on specialised network functions due to the postponement of a number of projects while we undergo a review process to ensure alignment of each project with our strategic direction. The expenditure we made during the year was mainly in relation to improving the reliability and robustness of the network and on improving the IP telephony network infrastructure platform.
Our expenditure on investments and other intangibles amounted to $111 million in fiscal 2006, compared with $596 million in fiscal 2005. Investment expenditure was significantly higher in fiscal 2005 predominantly due to our acquisitions of KAZ and PSINet.
In fiscal 2006, our cash payments for investments and intangibles resulted from the following items:
•	$56 million for the acquisition of the TNS business assets and customer bases from our associated entity Keycorp Limited;

•	$21 million for the acquisition of a further 25% of the issued share capital of Adstream Australia Limited, to increase our shareholding to 58% making Adstream a controlled entity;

•	$5 million cash contribution to our joint venture entity FOXTEL; and

•	other minor investments.
In fiscal 2005, our cash payments for investments resulted from the following items:
•	$340 million for the acquisition of 100% of the issued share capital of KAZ;

•	$124 million for the acquisition of 100% of the issued share capital of PSINet;

•	$66 million for the acquisition of 100% of the issued share capital of ESA Holding Pty Ltd and its controlled entity Damovo (Australia) Pty Ltd (now known as Telstra Business Systems), and Damovo HK Limited for $66 million; and

•	$46 million for the acquisition of 100% of the issued share capital of Universal Publishers.
Our proceeds from the sale of capital equipment, sale of investments and other proceeds amounted to $139 million in fiscal 2006, compared with $244 million in fiscal 2005.
Our cash proceeds from asset sales in fiscal 2006 included the following:
•	the sale of our share of Xantic B.V. of $89 million; and

•	sale of property, plant and equipment for cash receipts of $50 million.
Our cash proceeds from asset sales in fiscal 2005 included the following:
•	the sale of our 1.7% shareholding in Intelsat Limited for $69 million;

•	proceeds from sale of property, plant and equipment of $68 million; and

•	the sale of our 5.3% shareholding in Infonet Services Corporation for $65 million.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
During fiscal 2006 and fiscal 2005 we also received cash from other investment transactions. These included:
•	receipt of $42 million as part of the settlement of the merger transaction with New World PCS in fiscal 2006;

•	receipt of $18 million from a share buy-back performed by Xantic prior to our disposal of our interest in the company in fiscal 2006;

•	receipt of $16 million from our associated entity Keycorp, due to a return of capital return in fiscal 2006; and

•	the redemption of the converting note issued by PCCW with a cash consideration of $76 million in fiscal 2005.
We expect to incur future capital expenditure in the following areas:
•	meeting ongoing customer demand for existing products and services, while ensuring service levels are improved;

•	developing new products and services to meet the changing needs of our customers;

•	asset lifecycle management;

•	providing additional coverage and depth on our 3G mobile network;

•	upgrading our customer access network by delivering a new wireline IP core;

•	further development of our broadband and online infrastructure to meet future growth;

•	providing telecommunications services to rural and remote areas; and

•	internal business support infrastructure to ensure continued productivity improvements, operational efficiencies and customer relationship process improvements.
We believe our cash flow from operating activities and available borrowings will be sufficient to meet our anticipated capital expenditure and investment requirements.
Net cash used in financing activities
Our net cash used in financing activities increased in fiscal 2006 by 24.2%.
A significant portion of our net financing cash outflows relate to payment of dividends and, in fiscal 2005, a share buy-back. The combined amount paid to shareholders in fiscal 2005 via dividends and the share buy-back was largely consistent with the amount paid to shareholders in fiscal 2006. In fiscal 2006, shareholders received the payment of two additional special dividends of 6c each per share, amounting to $1,494 million.
We also receive and repay significant amounts in relation to our borrowings which increase and decrease to match our working capital requirements and other business needs.
The net increase in cash used in financing activities is due to a higher net level of proceeds from our debt issuances in fiscal 2005. Our net proceeds from debt were high during fiscal 2005 due to the refinancing of debt which matured during the year and our need to increase our level of liquidity to fund dividend payments.
During the year, we received $8,641 million in borrowed funds and repaid $8,141 million. In fiscal 2005, we received $7,416 million in borrowed funds and repaid $6,007 million. This resulted in a net increase in cash outflow of $909 million. This position offsets the outflows from the payment of dividends and finance costs.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
Balance Sheet
Balance Sheet

	Year Ended 30 June
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Current assets
Cash and cash equivalents	689	1,548	(859)	(55.5%)
Other current assets	4,190	4,034	156	3.9%

Total current assets	4,879	5,582	(703)	(12.6%)

Non current assets
Property, plant and equipment	23,622	22,891	731	3.2%
Intangibles — goodwill	2,073	2,037	36	1.8%
Intangibles — other	4,050	4,292	(242)	(5.6%)
Other non current assets	1,551	409	1,142	279.2%

Total non current assets	31,296	29,629	1,667	5.6%

Total assets	36,175	35,211	964	2.7%

Current liabilities
Borrowings	1,969	1,507	462	30.7%
Other current liabilities	5,917	4,905	1,012	20.6%

Total current liabilities	7,886	6,412	1,474	23.0%

Non current liabilities
Borrowings	11,409	10,941	468	4.3%
Other non current liabilities	4,048	4,200	(152)	(3.6%)

Total non current liabilities	15,457	15,141	316	2.1%

Total liabilities	23,343	21,553	1,790	8.3%

Net assets	12,832	13,658	(826)	(6.0%)

Equity
Telstra Entity	12,586	13,656	(1,070)	(7.8%)
Minority interests	246	2	244	—

Total equity	12,832	13,658	(826)	(6.0%)

We continue to maintain a strong financial position with net assets of $12,832 million as at 30 June 2006 and $13,658 million as at 30 June 2005. The decrease in net assets of $826 million comprised an increase in total liabilities of $1,790 million offset by an increase in total assets of $964 million.
The movement in total assets of $964 million was primarily due to:
•	cash assets decreased by $859 million partially due to the proceeds on our €1 billion bond issue being received just prior to 30 June 2005, which was subsequently invested in the short term money market. The current level of cash is more reflective of our normal cash holdings;

•	our property, plant and equipment increased by $731 million, largely due to high capital expenditure on our network and our new wireline IP core driven by our next generation network transformation projects;

•	other intangibles decreased by $242 million, mainly because the amortisation of our software assets was greater than our expenditure on new software during the year with the rationalisation and streamlining of many of our software applications as part of our business transformation; and

•	other non current assets increased by $1,142 million mainly due to an increase in the actuarially determined value of our defined benefit pension asset.

Telstra Corporation Limited and controlled entities
Full year results and operations review — June 2006
The movement in total liabilities of $1,790 million was primarily due to:
•	total borrowings, current and non-current, increased by $930 million. This increase reflects our need to increase our level of liquidity during the year to fund our various working capital and business requirements, along with two special dividend payments made during the fiscal year;

•	other current liabilities increased by $1,012 million primarily due to an increase in our trade creditors and accruals reflecting the large amount of activity, in particular construction activity, undertaken toward the end of the fiscal year. In addition, included in both current and non-current liabilities, we have provided for restructuring and redundancy expenses planned to be incurred as part of our transformation of the business over the next two years; and

•	other non-current liabilities decreased by $152 million primarily due to a change in our cross currency swap position in line with currency movements and our hedging requirements.

Telstra Corporation Limited and controlled entities
Corporate Governance and Board Practices
Corporate Objective
The Telstra Board has determined that:
Telstra’s corporate objective is to create long-term shareholder value through providing integrated communication, information and entertainment services and customer focussed solutions.
The Telstra Board is committed to best practice in the area of corporate governance. Our main corporate governance and board practices in place during fiscal 2006 are described in this section and, where appropriate, elsewhere in our annual report, as indicated. Further information regarding our corporate governance and board practices (including copies of key policies and charters) can also be found on our website, www.telstra.com.au/abouttelstra/corp/governance.cfm.
We regularly review and update our corporate governance practices. The Board evaluates and, where appropriate, implements relevant proposals with the aim of ensuring that we maintain best practice in corporate governance, having regard to developments in market practice as well as new corporate governance requirements and guidance notes issued by the Australian Stock Exchange (ASX), the New York Stock Exchange (NYSE), the US Securities and Exchange Commission (SEC) and other regulators.
We comply with the ASX Corporate Governance Council’s “Principles of Good Corporate Governance and Best Practice Recommendations” released in March 2003.
The Board of Directors
Role and responsibilities of the Board
The directors are accountable to shareholders for the management of our business and affairs and the Board is responsible to shareholders for our overall strategy, governance and performance. The Board’s role includes:
•	determining the corporate objective which is the foundation for all the actions and decisions of the Board and management;

•	providing strategic direction to the Company by approving the corporate strategy and associated performance objectives, monitoring developments and approving any variations;

•	approving significant business decisions;

•	approving the annual corporate plan;

•	overseeing the review and update of corporate governance practices and procedures as necessary to support its commitment to best practice corporate governance in Australia and globally;

•	appointing, assessing the performance of and determining the remuneration of the CEO, overseeing the performance of senior management and reviewing management succession plans and senior management remuneration arrangements;

•	overseeing shareholder reporting and communications;

•	requiring appropriate compliance frameworks and controls to be in place and operating effectively;

•	monitoring the integrity of internal control and reporting systems and monitoring strategic risk management systems;

•	reviewing and approving our statutory accounts and overseeing our financial position;

•	approving decisions concerning our capital, including capital restructures and share buybacks, and determining our dividend policy; and

•	ensuring we comply with the reporting and other requirements of the Telstra Corporation Act.
The Board has adopted a charter that details the role and responsibilities of the Board and its members.

Telstra Corporation Limited and controlled entities
Corporate Governance and Board Practices
The Board has delegated responsibility for day-to-day management of the Company to the CEO and has put a formal delegations structure in place which sets out the powers delegated to the CEO and those specifically retained by the Board.
Board membership, size and composition
The maximum number of directors provided for by our constitution is 13 and we currently have 8 directors on the Board.
A casual vacancy to the Board may be filled or an additional director appointed, up to the maximum number of directors, either by:
•	the directors after consulting with the Communications Minister; or

•	an ordinary resolution of shareholders.
Any new director appointed by the Board is subject to re-election at the next annual general meeting following his or her appointment.
The tenure of the CEO as a director is linked to his executive office, while one third of all other directors are subject to retirement by rotation each year. In accordance with the ASX Listing Rules, no non-executive director may serve past the third AGM following their most recent re-election or 3 years (whichever is longer) without submitting themselves for re-election. The directors to retire by rotation are those who have been longest in office determined from the date of their last election.
Prior to each annual general meeting, the Board will determine if the Board will recommend to the shareholders that they vote in favour of the re-election of the directors due to stand for re-election, having regard to those directors’ annual performance reviews and any other matters it considers relevant.
The Nomination Committee may negotiate the retirement or resignation of individual directors after consultation with the Board. However, the Board’s general policy on Board membership for non-executive directors is that, in general, directors are encouraged to retire at 72 years of age and the maximum tenure is 12 years (usually four terms of three years).
A brief biography for each director setting out their experience and expertise, together with details of the year of initial appointment and re-election (where applicable) of each director, is outlined in the Directors’ report.
Role of the chairman
The chairman is an independent director and is appointed by the Board. The chairman’s principal responsibilities are to ensure that the Board fulfils its obligations under the Board Charter and as required under the relevant legislation and to provide appropriate leadership to the Board and Telstra. The chairman also has specific responsibilities which include:
•	representing the views of the Board to all shareholders and maintaining appropriate ongoing contact with major shareholders to ensure the Board understands their views;

•	establishing the timetable and working with the CEO and company secretary to agree the agenda for Board meetings;

•	chairing Board meetings and shareholder meetings;

•	facilitating Board discussions with the aim of ensuring that:
•	the discussions are conducted in an open and professional manner where directors are encouraged to express their views, leading to objective, robust analysis and debate; and

•	the core issues facing us are addressed;

Telstra Corporation Limited and controlled entities
Corporate Governance and Board Practices
•	working with the CEO to ensure the CEO provides the Board with the information it requires to contribute effectively to the Board decision making process and to monitor the effective implementation of Board decisions;

•	guiding and promoting the on-going effectiveness and development of the Board and individual directors; and

•	ensuring the meetings of shareholders are conducted in an open and proper manner with appropriate opportunity to ask questions.
Director Independence
It is the Board’s current policy that the CEO is the only executive director. It is also the Board’s current intention that the non-executive directors are also independent directors as defined in the Board Charter. With the exception of the CEO, all directors are non-executive directors and each non-executive director is considered by the Board to be independent.
Generally speaking, an independent director is a director who is independent of management and free of any interest and business or other relationship that could, or could reasonably be perceived to, materially interfere with the exercise of the director’s unfettered and independent judgment, and ability to act in our best interests.
The Board, at least annually, assesses the independence of each director. In assessing each director’s independence, the Board considers the effect of a director’s business and other relationships and interests from both our perspective and that of the director and has regard to a specific set of criteria set out in the Board Charter. These criteria are consistent with the definition of independence set out in the best practice recommendations of the ASX Corporate Governance Council and the requirements of the NYSE. Materiality is assessed on a case-by-case basis from both our perspective and that of the relevant director and having regard to the director’s individual circumstances.
Meetings of the Board
The Board meets for both scheduled meetings and on other occasions to deal with specific matters that require attention between scheduled meetings. The regular business of the Board includes strategic matters, governance, oversight, senior executive appointments, performance and remuneration, financial matters, risk management, compliance, and relationships with stakeholders including the Commonwealth. The Board also liaises with senior management as required and may consult with other Telstra employees and advisers and seek additional information.
Details of the number of meetings held by the Board during fiscal 2006 and attendance by Board members are set out in the Directors’ report.
Performance Evaluation
The Board regularly reviews its performance (including its performance against the requirements of the Board Charter), the performance of individual committees and the performance of individual directors. In fiscal 2006, the Board engaged an external consultant to facilitate this review.
As noted earlier, the Board makes recommendations to shareholders regarding the re-election of directors having regard to the outcome of such reviews.

Telstra Corporation Limited and controlled entities
Corporate Governance and Board Practices
Declaration of Interests
Directors are required to take all reasonable steps to avoid actual, potential or perceived conflicts of interest.
The Corporations Act, our constitution and the Board Charter require directors to disclose any conflicts of interest and to generally abstain from participating in any discussion or voting on matters in which they have a material personal interest. A director who believes he or she may have ceased to be independent, or who believes that he or she may have a conflict of interest or material personal interest in a matter, is required to disclose the matter in accordance with the relevant Corporations Act and constitutional requirements and follow the procedures developed by the Board to deal with such circumstances.
Board access to management and independent professional advice
Directors have complete access to our senior management through the chairman, CEO or company secretary at any time. In addition to regular presentations by senior management to Board and Board committee meetings, directors may seek briefings from senior management on specific matters.
The Board has the authority to conduct or direct any investigation required to fulfil its responsibilities and has the ability to retain, at Telstra’s expense, such legal, accounting or other advisers, consultants or experts as it considers necessary from time to time in the performance of its duties. Further, each director has the right to seek independent professional advice at Telstra’s expense, subject to the prior approval of the chairman. All committees of the Board have access to independent professional advice on this basis.
Committees of the Board
The Board committees assist the Board in the discharge of its responsibilities. The role of Board committees is to advise and make recommendations to the Board. There are four standing committees:
•	Audit Committee;

•	Nomination Committee;

•	Remuneration Committee; and

•	Technology Committee.
Details of the members of the Board committees during fiscal 2006 and their qualifications, committee meetings held in fiscal 2006 and the attendance of each committee member are set out in the Directors’ report. Following each committee meeting, the Board receives a report from the committee on its activities.
Each committee operates in accordance with a written charter approved by the Board. The Board appoints the members and the chairman of each committee. Membership of the Audit, Nomination and Remuneration Committees is confined to directors who are determined by the Board to be independent as defined in the Board Charter.
The role, function, charter, performance and membership of each committee are reviewed on an annual basis as part of the Board’s evaluation process. Each committee:
•	undertakes an annual assessment of its performance against the requirements of its charter and provides that information to the Board; and

•	reviews and assesses the adequacy of its charter annually, discusses any required changes with the Board and ensures any revisions to the charter are approved by the Board.
In accordance with its policy of regular review, revisions to the charters for the Board and each committee were approved by the Board in June 2006.

Telstra Corporation Limited and controlled entities
Corporate Governance and Board Practices
Audit Committee
Role and responsibilities of the Audit Committee
The Audit Committee is a committee of the Board established to:
1.	assist the Board in discharging its responsibilities by monitoring and advising on:
a.	financial reporting including:
i.	the integrity, truth and fairness of the view given by our financial statements;

ii.	the integrity of our financial systems and processes; and

iii.	the appropriateness of our accounting policies and practices and consistency with current and emerging accounting standards;
b.	our overall risk management process and the management of specific risk areas as directed by the Board;

c.	the effectiveness and operation of our internal controls over financial operations and reporting;

d.	the effectiveness and operation of other aspects of our internal control environment as it sees fit;

e.	compliance with legal and regulatory requirements and company policies;

f.	the external audit including the external auditors’ qualifications, scope, independence and performance and the non-audit services disclosures to be made in our annual report including the reasons for being satisfied that the auditors’ independence was not compromised by the provision of these services;

g.	the objectivity and performance of the internal audit function; and

h.	the structure and operation of our corporate governance framework and related disclosures;
2.	provide a forum for communication between the Board, management and both the internal and external auditors; and

3.	provide a conduit to the Board for external advice on audit, risk management and compliance matters.
The Audit Committee approves the provision of recurring audit services as part of the annual approval of the audit plan. Additional audit and non-audit services are pre-approved by the Audit Committee provided they fall within a defined list of services specified by the Audit Committee. Those additional audit and non-audit services that are not listed have to be specifically approved by the Audit Committee prior to the commencement of any engagement. In addition, all non-audit services with a value over $100,000 must be separately approved by the Audit Committee, even if the service is listed as a pre-approved service. This is set out in greater detail in the Directors’ report.
Composition and membership of the Audit Committee
It is Board policy that the Audit Committee is comprised of at least three Board members, all of whom are independent as defined in the Board Charter and who will not, other than in his or her capacity as a member of the Board, Audit Committee or any other Board committee:
•	accept directly or indirectly any consulting, advisory or other compensatory fee from us or any of our subsidiaries or any Board committee; or

•	be an affiliated person of us or any of our subsidiaries.
Each member is required to:
•	be financially literate (i.e. able to read and understand financial statements) and have sufficient financial knowledge to allow them to discharge their duties and actively challenge information presented by management, internal and external auditors;

Telstra Corporation Limited and controlled entities
Corporate Governance and Board Practices
•	have a reasonable knowledge of us, the industries in which we operate and our risks and controls; and

•	have the capacity to devote the required time and attention to prepare for and attend committee meetings.
In addition, the chairman of the Audit Committee must not be the chairman of the Board and no director may serve as a member of the Audit Committee if that director serves on the audit committee of more than two other public companies.
Meetings of the Audit Committee
Scheduled Audit Committee meetings are held on a regular basis, as determined annually in advance by the Board, scheduled to correspond with our financial reporting cycle. Additional meetings are also held as required.
Other members of the Board are entitled to attend Audit Committee meetings and the Audit Committee may ask management, the external auditors and/or others to attend meetings and provide such input and advice as required. The Audit Committee regularly meets with the internal auditor and the external auditors in the absence of management.
Audit Governance and Financial Reporting
Relationship with external auditor
In accordance with section 36 of the Telstra Act, it is a legislative requirement that the Auditor-General of Australia is our auditor for the purposes of the Australian Corporations Act. The Auditor-General has appointed an agent, Ernst & Young, to assist in performing independent external audit duties.
The Audit Committee has the authority and responsibility to select, evaluate and, where appropriate, replace the external auditor for filings outside of Australia. Through the Audit Committee, we have appointed Ernst & Young as our external auditor for filings outside Australia and in this respect and for the purposes of these audits, Ernst & Young is responsible for financial reporting purposes rather than the Auditor-General.
The Auditor-General, as our auditor, owes duties to us and our shareholders as a whole. The Auditor-General also owes statutory duties as an independent officer of the Commonwealth. Ernst & Young, as the external auditor appointed by us for filings outside Australia, is accountable to the Board, the Audit Committee and shareholders.
Restrictions on performance of non-audit services and auditor independence
For a summary of the restrictions placed on our auditors providing non-audit services and a summary of the auditors’ independence, see the Directors’ report.
External Auditor Rotation
As it is a legislative requirement that the Auditor-General is our auditor for the purposes of the Australian Corporations Act, the Auditor-General is not subject to rotation. During fiscal 2004 we, together with the Auditor-General, conducted a tender process in respect of our audit requirements and Ernst & Young was reappointed as the Auditor-General’s sub-contractor to assist the Auditor-General with our audit functions in Australia and as our auditor for our US and other overseas auditing requirements. It is our policy that a competitive tender for audit services is conducted every three to five years. The last rotation of the lead audit partner of our audit also occurred in fiscal 2004.

Telstra Corporation Limited and controlled entities
Corporate Governance and Board Practices
External Auditors’ Attendance at Annual General Meeting
Our external auditors attend our annual general meeting and are available to answer shareholder questions about the conduct of our audit and the preparation and content of the auditor’s report.
Audit Committee Processes
The Audit Committee:
•	at least annually meets separately with our external auditors to discuss any matters that the Audit Committee or our auditors believe should be discussed privately;

•	reviews the Directors’ report section of this annual report and considers whether the information is clearly understood and consistent with the Audit Committee’s knowledge about Telstra and its operations. In addition, prior to release, the Audit Committee reviews key elements of other related regulatory filings and discusses them with the external auditors as appropriate; and

•	reviews the interim and annual financial statements and preliminary announcements and discusses them with the external auditors prior to their release to determine whether they are complete, reflect appropriate accounting principles, contain appropriate disclosures and are consistent with the information known to the Audit Committee.
Nomination Committee
Role and responsibilities of the Nomination Committee
The Nomination Committee is a committee of the Board established to assist the Board in discharging its responsibilities by monitoring and advising on:
•	composition and performance of the Board;

•	director independence; and

•	appointment of the CEO.
Composition and membership of the Nomination Committee
It is Board policy that the Nomination Committee is comprised of at least three Board members including the chairman of the Board, all of whom are independent as defined in the Board Charter.
Each member is expected to:
•	have a reasonable knowledge of us and the industries in which we operate; and

•	have the capacity to devote the required time and attention to prepare for and attend committee meetings.
Meetings of the Nomination Committee
Meetings are held on a regular basis, as determined annually in advance by the Board. Additional meetings are also held as required.
Other members of the Board are entitled to attend Nomination Committee meetings and the Nomination Committee may invite other people including any of our employees to its meetings, as it deems necessary. However, if a person has a material personal interest in a matter that is being considered at a meeting, he/ she must not be present for consideration of that matter.

Telstra Corporation Limited and controlled entities
Corporate Governance and Board Practices
Remuneration Committee
Role and responsibilities of the Remuneration Committee
The Remuneration Committee is a committee of the Board established to assist the Board in discharging its responsibilities by monitoring and advising on:
•	remuneration of the Board;

•	performance and remuneration of the CEO;

•	performance and remuneration of senior management;

•	remuneration strategies, practices and disclosures generally; and

•	employee share and option plans.
The Committee also exercises the administrative powers delegated to it by the Board under our share option plans and, in certain circumstances, makes offers to employees under those plans.
Composition and membership of the Remuneration Committee
It is Board policy that the Committee is comprised of at least three Board members including the chairman of the Board, all of whom are independent as defined in the Board Charter.
Each member is expected to:
•	be familiar with the current legal and regulatory disclosure requirements in relation to remuneration;

•	have adequate knowledge of executive remuneration issues, including executive retention and termination policies, and short term and long term incentive arrangements;

•	have a reasonable knowledge of us and the industries in which we operate; and

•	have the capacity to devote the required time and attention to prepare for and attend committee meetings.
Meetings of the Remuneration Committee
Meetings are held on a regular basis, as determined annually in advance by the Board, scheduled to correspond with our remuneration review and reporting cycle. Additional meetings are also held as required.
Other members of the Board are entitled to attend Remuneration Committee meetings and the Remuneration Committee may invite other people including any of our employees to its meetings, as it deems necessary. However, if a person has a material personal interest in a matter that is being considered at a meeting, he/she must not be present for consideration of that matter.
Telstra’s Remuneration Framework
Information in relation to our remuneration framework (including information regarding our remuneration strategy and policies and their relationship to Company performance), together with details of the remuneration paid to Board members and senior executives who were the key management personnel of the Company during fiscal 2006, can be found in the Remuneration report included in the Directors’ report.
Each year, the Board reviews our CEO’s performance against agreed measures and considers the CEO’s compensation and entitlement to performance based remuneration. Each year, the CEO undertakes a similar exercise in relation to senior management. The results of the CEO’s annual performance review of senior management are considered by the Board.

Telstra Corporation Limited and controlled entities
Corporate Governance and Board Practices
Technology Committee
The Technology Committee is a committee of the Board established as a forum for the Board to review technology developments relevant to us and the industries in which we operate in greater detail than is possible at Board meetings. The Committee’s purpose is educative only.
Risk oversight and management
We are committed to the management of risks throughout our operations. The role of the Board includes monitoring the integrity of internal control and reporting systems and monitoring the effectiveness of our management of strategic, financial, operational and compliance risks. The Audit Committee provides advice to the Board on the status of our business risks. The Audit Committee relies on the work undertaken by the risk management and assurance function, which independently assesses the adequacy and operating effectiveness of the controls in place surrounding the management of risk.
Primary responsibility for risk oversight and management lies with our management, who periodically review and update their significant business risks. The risk management and assurance function also plays a key role in this process by developing, promoting and transferring a common language and approach to the business units. This enables management to proactively identify, manage and control their risks. The Audit Committee regularly receives reports independently prepared by the risk management and assurance function on significant business risks with an evaluation as to the adequacy and effective operation of controls that are in place surrounding the strategies applied by business units to manage these risks.
The financial risk arising from our underlying business activities is largely managed through a central treasury function which applies a prudential approach. The central treasury function manages the liquidity, cash flow, foreign exchange, interest rate, borrowing and other financial terms and conditions, financial support arrangements, counterparty credit risk and derivatives. The treasury function’s principal objectives are to minimise the volatility of economic and financial outcomes and to establish sound operational controls.
We use insurance to transfer significant risk exposures arising in the key areas of property, public and product liability, and directors’ and officers’ liability and this is also managed on a group basis through the central treasury function. In view of our size, we accept substantial ‘excess levels’ and do not insure for risks that we can readily accommodate. Some risks cannot be effectively insured such as potential claims in relation to electromagnetic energy and business interruption.
Risk Management, internal compliance, control systems and our financial reports
The CEO and CFO have provided the Board with the certifications required by the Corporations Act and those recommended by the ASX Corporate Governance Council Recommendations in relation to our risk management and internal compliance and control systems and our financial reports.
The CEO and CFO have provided the Board with confirmation that, in all material respects, the Company’s financial reports for the year ended 30 June 2006 present a true and fair view of the Company’s financial position and performance and are in accordance with relevant accounting standards. The CEO and CFO have confirmed this statement is made based on a sound system of risk management and internal compliance and control implemented in accordance with Board policy. In addition, the CEO and CFO have confirmed to the Board that the Company’s risk management and internal compliance and control systems, to the extent they relate to financial reporting, are operating efficiently and effectively in all material respects based on the risk management model adopted by the Company.

Telstra Corporation Limited and controlled entities
Corporate Governance and Board Practices
Telstra Values, Telstra Business Principles, Code of Conduct and other company policies
We have a number of internal operating policies and principles which promote ethical and responsible decision making and timely and balanced disclosure.
Telstra Values, Telstra Business Principles and company policies
We provide guidance to our directors, senior management and employees on the practices, principles and standards of corporate and personal behaviour required of all of our officers and employees in performing their daily business activities through our Company Values, the Telstra Business Principles and our company policies (including our Code of Conduct). The Telstra Business Principles, the Code of Conduct and other company policies reinforce the standards of appropriate business and ethical behaviour we expect from all employees. We have a mandatory training program for all employees to reinforce these standards.
Whistleblower policy and service
We have in place a whistleblower policy and confidential whistleblower service which provides our staff with an avenue to raise concerns they might have with behaviour that is potentially illegal, improper or unethical. The whistleblowing process is supported by an independent service provider who specialises in receiving sensitive reports or disclosures. All reports or disclosures are treated as confidential and reports can be made anonymously. Reports are referred to Telstra’s Ethics Committee, the management committee which oversees the investigation and implementation of any recommendations considered appropriate. In addition to generally supporting Telstra’s ethical foundations, the Ethics Committee charter confirms that part of its role is to oversee our whistleblowing policy and process. Our whistleblowing policy reflects the Telstra Values of Accountability, Integrity, and Leadership, supports our Code of Conduct and complements existing management structures and functions.
Share Trading
We have in place a share trading policy that prohibits directors, the CEO, senior management and certain other employees (and their associates) from engaging in short-term trading of our securities (including the acquisition of derivatives and financial and other products issued or created over our shares by us or any third party). This policy also restricts the buying or selling of our securities to three “window” periods (between 24 hours and 1 month following the release of our annual results, the release of our half-yearly results and the close of our annual general meeting) and at such other times as the Board permits. Trading during these window periods is subject to the overriding requirement that buying or selling of our securities is not permitted at any time by any person who possesses price-sensitive information which is not generally available in relation to those securities.
In addition, directors, the CEO, senior management and relevant employees must notify the company secretary before they or their close relatives buy or sell our securities. Changes to the interests of directors in our securities are, as required by law, notified to the ASX.
Our share trading policy also prohibits our directors, the CEO, senior management, other employees and contractors from buying or selling securities of other companies (including shares, derivatives and financial and other products issued or created over those securities by the company or any third party) when in possession of price-sensitive information relating to that other company which is not generally available. This is so if the information is price-sensitive to the other company (and not generally available), even though it may not be price-sensitive information to us.
Further, directors, the CEO, senior management and relevant employees are also restricted from entering into arrangements which effectively operate to limit the economic risk of their security holdings in shares allocated under our share plans during the period the shares are held in trust.

Telstra Corporation Limited and controlled entities
Corporate Governance and Board Practices
Market disclosure
We have established procedures intended to ensure that we comply with our market disclosure obligations. In particular, we have in place a comprehensive continuous disclosure procedure which is reviewed and updated on a regular basis. The aim of this procedure is to ensure that we release price-sensitive information in a timely fashion to the various stock exchanges on which our shares and debt securities are listed.
Our procedure provides that:
•	ultimate management responsibility for continuous disclosure rests with the CEO and the Chief Financial Officer (CFO);

•	the responsibilities of the Continuous Disclosure Committee (Committee), which is chaired by the company secretary, include:
•	ensuring that there is an adequate system in place for the disclosure of all material information to the ASX;

•	advising the CEO and the CFO in relation to the disclosure of information reported to the Committee;
•	the Committee’s membership includes the company secretary, a representative of Public Policy and Communications, the General Counsel — Finance & Administration, a representative from Finance & Administration and the General Manager — Investor Relations or their delegates;

•	senior management (including Group Managing Directors other than the CFO and their direct reports, all financial controllers and certain legal and regulatory counsel) must immediately inform the Committee of any potentially price-sensitive information or proposal as soon as they become aware of it;

•	in cases where material information has originated in the office of the CEO or the CFO or has been reported directly to them, the CEO or CFO may, in his or her discretion, seek the advice of, or a recommendation from, the Committee in deciding whether to make or approve an ASX announcement in relation to that material information;

•	if the matter is disclosable, an announcement is prepared and immediately sent via the company secretary’s office electronically to all relevant stock exchanges.
We implement several practices internally to reinforce the importance of our continuous disclosure obligations and the need to keep the Committee informed about potentially disclosable matters. These practices are reviewed regularly and include the following:
•	every director is made aware of our continuous disclosure obligations upon taking office and each member of senior management undertakes training with the General Counsel — Finance and Administration, in relation to our continuous disclosure obligations;

•	a weekly email is sent to all senior management reminding them to notify the Committee immediately if they become aware of any potentially price-sensitive information or proposals;

•	the Committee maintains a list of issues which, although not yet disclosable, are monitored in case they become disclosable;

•	all proposed media releases and external speeches and presentations to be made by senior management are reviewed by internal legal counsel to determine whether they should be disclosed;

Telstra Corporation Limited and controlled entities
Corporate Governance and Board Practices
•	a specific information paper is prepared for each Board meeting summarising ASX announcements and details of significant matters considered by the Committee but judged not to be disclosable; and

•	the Office of the Company Secretary maintains a record of all market announcements made. The announcements are also posted on our website after market release is confirmed.
We also have in place an investor relations policy governing communications and the provision of information to external parties, including shareholders, brokers and analysts. The aim of this policy is to ensure that we provide investors and the financial community with appropriate and timely information whilst at the same time ensuring that we fulfil our statutory reporting obligations under the Corporations Act and the ASX Listing Rules.
Legal and Regulatory Compliance
We are committed to conducting our business in compliance with our legal and regulatory obligations. Compliance with these obligations is not just a legal requirement but is integral to our commitment to our employees, customers, shareholders and the community. Compliance is a key element of the Telstra Values which are the foundation for our cultural priorities and the way we pursue Telstra’s vision and mission.
The Board and the senior management team are committed to ensuring there is an appropriate compliance framework and complementary controls in place to provide an appropriate level of confidence that the Company is operating in compliance with relevant laws, regulations and industry codes. The Board has given the Audit Committee specific responsibility for reviewing our approach to achieving compliance with laws, regulations and associated industry codes in Australia and overseas and for the general oversight of compliance issues. This oversight is facilitated by the preparation of a regular and comprehensive compliance report summarising our compliance initiatives and issues.
We have recently reviewed and refined out internal approach to compliance and from the start of the 2007 fiscal year we have moved to combine our compliance activities and the related activities supporting our corporate ethics under a single Compliance and Corporate Ethics Framework. This framework brings together our business units and the individual subject matter specific compliance programs in a more integrated, consistent and collaborative way than we have in the past.
We have continued our comprehensive program based approach to compliance. This has been fundamental to our approach to compliance for many years and this continues to be a key element of our compliance framework with subject matter experts helping us to understand our many legal and regulatory obligations and responsibilities and translate them into practice. The programs include health, safety and environment, equal employment opportunity, privacy, trade practices and industry regulation.
This program based approach at a corporate level is supported by a newly established network of senior personnel appointed to the role of Business Unit Compliance Manager. These Compliance Managers are supported by other personnel at the business unit level with specific responsibility for the implementation of the compliance programs within their business unit. This structure has been designed with the aim of ensuring that each business unit’s operations are conducted in accordance with our obligations in an efficient, effective and integrated manner. We seek to achieve this through a focus on policies, procedures, work instructions and controls that is intended to ensure that our actions, and those of our employees, are in accordance with these requirements.
A number of programs, including the privacy compliance program, are subject to periodic, independent external audits which are intended to:
•	ensure that our approach is comprehensive, robust and rigorous; and

•	to provide an objective view of area for further improvement.

Telstra Corporation Limited and controlled entities
Corporate Governance and Board Practices
Corporate Social Responsibility
At Telstra our corporate social responsibility vision is to connect with our people, customers, communities and suppliers in an accessible, healthy and environmentally sound way. Telstra is proud of its record supporting the community. Further information regarding corporate social responsibility can be found in the ‘Corporate Social Responsibility’.
Political and Other Donations
We do not make political donations. However, in line with other major publicly listed companies, we do pay fees to attend events organised by political parties where those events allow for discussion on major policy issues with key opinion leaders and policy makers.
We make donations and contribute funds to community and other organisations as part of our approach to corporate social responsibility.
Shareholder Communications Strategy
We have implemented a number of initiatives to promote effective communication with our shareholders. These include:
•	maintaining an investor relations website and introducing an alternate website – nowwearetalking.com. nowwearetalking is designed to provide shareholders and other interested parties with information about the digital revolution and how it can improve our quality of life in the 21st century. nowwearetalking is also designed to increase the level of public dialogue about the future of telecommunications in Australia;

•	communicating directly with shareholders twice a year through our half-year and annual review;

•	placing all announcements made to the market, including transcripts of investor and media briefings, and related information on our website;

•	webcasting certain events such as briefings and our annual general meeting;

•	using electronic communications to advise investors, who have provided us with their email address, of significant matters that may be of interest to them; and

•	writing directly to our shareholders on issues that affect their investment. For example, when we announced the transformation strategy in November 2005 we followed this up with a letter to shareholders from the CEO and a six page brochure explaining what the transformation strategy would deliver for our shareholders.
We are also seeking to encourage our shareholders to receive their communications from us electronically through our participation in the eTree program, of which we are a foundation member. Through the eTree program, we currently donate to Landcare Australia:
•	$2 for every shareholder who chooses to receive all of their communications from us electronically; and

•	$1 for those shareholders who choose just to receive electronic shareholder reports and notices of meetings from us.
During fiscal 2006, we donated over $56,000 to Landcare Australia through this initiative.

Telstra Corporation Limited and controlled entities
Corporate Governance and Board Practices
Compliance with NYSE requirements
The NYSE has corporate governance requirements for companies listed on the NYSE. The NYSE has granted foreign private issuers such as Telstra a “home country” exemption from most of these requirements. We are, however, required to provide a brief description of the material differences between our corporate governance practices and the NYSE corporate governance requirements. These differences are described below.
Corporate Governance Committee
Under the NYSE listing rules, each listed company must have a nominating/corporate governance committee with a written charter that requires the committee to, among other matters, develop and recommend to the board of directors a set of corporate governance principles applicable to the company. We have determined that this function is best served by the Board of directors as a whole supported by our Audit Committee, rather than our Nomination or Remuneration Committees. Accordingly, our Nomination and Remuneration Committees’ charters do not require the Committees to perform this function.
Equity Compensation Plans
Under the NYSE listing rules, each listed company must give its shareholders the opportunity to vote on the adoption of, or material revisions to, equity compensation plans. Under the ASX Listing Rules, shareholders are only provided with the opportunity to vote on new equity compensation plans or material revisions to existing equity compensation plans in limited circumstances, including an issue of shares under an employee incentive scheme to a director. In accordance with the home country exemption, we only seek shareholder approval in relation to equity compensation plans in the circumstances required under Australian law.

Telstra Corporation Limited and controlled entities
Corporate Social Responsibility
At Telstra our corporate social responsibility vision is to connect with our people, customers, communities and suppliers in an accessible, healthy and environmentally sound way. Telstra is proud of its record supporting the community.
Corporate Social Responsibility (CSR) reporting is managed by the Community Investment Team in the Public Policy and Communications business unit. However, all parts of the business have accountability for their own CSR activities.
This year, we participated in the third Business in the Community Corporate Responsibility Index, overseen in Australia by the St James Ethics Centre. We again scored higher than the average score achieved by the 29 companies participating. The Corporate Responsibility Index is a tool which assists Telstra to benchmark our performance in relation to CSR and identify both areas where we are doing well, and where we can implement action to improve our performance. We also regularly participate in the FTSE4Good and a number of ethical investment surveys and indices.
Our activity over the year included:
The community
Telstra supported communities affected by natural disasters, such as cyclones Larry and Monica, the Katherine floods and a range of bushfires across Australia in January 2006. Our support efforts were aimed at helping people in affected areas maintain access to communications, and have contact with family and friends to advise them of their circumstances. Support included relief packages for affected customers consisting of:
•	free call diversion from a fixed service to a fixed or mobile service of the customers’ choice, regardless of carrier;

•	Telstra mobile customers who report the loss of their Telstra fixed service due to these natural disasters will be charged at fixed line rates, in accordance with their selected HomeLine plan, for local and STD calls made on their mobile service;

•	a one-off $50 credit for Telstra mobile customers who do not have a fixed line and whose homes have been destroyed by bushfires; and

•	the suspension and reconnection at no cost of one fixed home phone and BigPond® service per household, where homes were destroyed by the disaster.
Additional assistance varied according to the nature and impact of the event and included the distribution of pre-paid mobiles and phone cards to community agencies that were assisting in affected areas.
Telstra also provided assistance for customers who were affected by the Bali explosions in October 2005, the London explosions in July 2005 and the Pakistan earthquake in October 2005 including:
•	rebating calls from Telstra fixed and mobile services to check on the well being of family members in the affected areas;

•	rebating of mobile calls for Telstra customers who were travelling in the affected areas to advise relatives in Australia of their circumstances; and

•	the rebate of calls for one month for Telstra customers or their family members who were hospitalised as a result of the events.
Telstra Friends, our volunteer network, donated more than 11,100 volunteer hours at 162 community events and raised in excess of $84,000 for charities. This year Telstra Friends undertook a major project in cooperation with the Australian Red Cross Blood Service to encourage staff to donate blood and increase awareness of the need for regular blood donations. On 19 October, 2005 on Telstra’s ‘Blood for Life Day’ more

Telstra Corporation Limited and controlled entities
Corporate Social Responsibility
than 2000 Telstra staff donated blood on the one day at Red Cross blood banks nationally. Telstra Friends also continued to support the sponsorship commitment with Telstra Child Flight helicopter retrieval service by creating fundraising events and providing volunteer support that helped to raise over $37,000 to assist the service this year.
Now in its fifth year, the Telstra Foundation continues to support Australian children and young people to reach their potential and build stronger and more cohesive communities. Through the Foundation’s Community Development Fund and the Telstra’s Kids Fund, we supported 738 community projects and provided grants to the value of $4.275 million.
Workplace
Telstra has focused on enabling women to reach their full potential by identifying opportunities to move into senior management positions and providing support for women returning from maternity leave. Telstra has assisted women move into non-traditional roles through various pre-employment and career development programs both internally and externally.
The overall representation rate for women in senior management has improved from 21.1% in fiscal 2005 to 23.71% in fiscal 2006.
Telstra employees celebrated International Women’s Day through a series of Women Speaker Forums across the nation. Telstra also holds Foundation Partner member status with the Serious Women’s Business Conference and sent a host of high potential female employees to the conference in 2005.
Telstra celebrated National Aboriginal and Islander Day of Celebration (NAIDOC) Week 2005 with a range of corporate and business-unit level activities. Telstra also hosted lunches and morning teas for local indigenous communities such as the Thornbury Primary School in Melbourne, Victoria.
Telstra is committed to providing a flexible workplace which focuses on employee well being and work life balance. Results are achieved through initiatives such as part time work and job share guidelines, and Telstra’s commitment to health and well being programs such as Skin Cancer Awareness Week and Healthy Heart Week.
Marketplace
This year, Telstra provided over $200 million in benefits to low-income Australians through a range of concessions and products and services, available through the Access for Everyone package.
A 2005 survey showed high satisfaction among the users of the products and services provided through this package. In January 2006 Telstra launched an additional program in the package, the Telstra Phonecard Assistance Program, through which Telstra will provide community agencies with up to $1 million of Phonecards per annum to assist clients who rely on Telstra public payphones for their communications needs.
In July 2005 Telstra released a Big-Button/Multipurpose phone through our Disability Equipment Program. The features of the new phone help our customers who have difficulty reading or dialling numbers on their phone, holding a phone handset, hearing or making themselves heard on the phone or getting to the phone in time to answer it. It is one example of Telstra’s extensive range of products and services available to eligible customers through our Disability Equipment Program at no additional cost to their standard monthly phone rental. See our website www.telstra.com.au/disability/catalogue/equipment.htm for more information.

Telstra Corporation Limited and controlled entities
Shareholder Information
Listing Information
Markets in which our shares are traded
We are listed, and those of our shares that are not held by the Commonwealth are quoted, on the Australian Stock Exchange (ASX) and on the New Zealand Stock Exchange (NZX). American Depositary Shares (ADSs), each representing five shares, have been issued by the Depositary and are listed on the New York Stock Exchange (NYSE).
In December 2005, the US Securities and Exchange Commission (SEC) proposed rules that, if adopted, would make it easier for foreign companies to terminate their SEC registration. If the SEC’s proposed deregistration rules are adopted, we intend to deregister from the SEC ongoing reporting obligations and to delist our ADRs from the NYSE at the earliest opportunity, which may be accomplished by the end of this calendar year.
Our securities were initially listed on 17 November 1997. This followed the sale by the Commonwealth of 33.3% of its shares in the Company. Subsequently on 18 October 1999, the Commonwealth sold an additional 16.6% of the shares in the Company.
Markets on which our debt securities are listed
We also have debt securities listed on the ASX, the London Stock Exchange, the Paris Stock Exchange and the Swiss Stock Exchange.
Distribution of shares and shareholdings
The following table shows the number of unlisted and listed shares on issue at 1 September 2006. The table also shows, as a group, the shareholdings of our directors and officers:

Title of class	Identity of person or group	Amount owned		% of class
Shares	The Commonwealth	6,446,207,123	(1)	51.8
Shares	Listed shareholders	5,996,867,234		48.2

		12,443,074,357		100.0

(1)	All shares held by the Commonwealth are unlisted, except for 211,629 listed shares.
There were 5,997,078,863 shares issued and available for trading on the market as at 1 September 2006. This includes 211,629 shares held by the Commonwealth and listed for trading. On 1 September 2006 the number of shareholders was 1,524,532. At that date, 27,297,812 ADSs (equivalent to 136,489,060 shares) were held by 50 record holders.

Telstra Corporation Limited and controlled entities
Shareholder Information
Distribution of shares
The following table summarises the distribution of our public listed shares as at 1 September 2006:

	Number of shareholders (1)		Shares (2)
Size of holding	Number	%	Number	%

1 — 1,000	901,435	59.13	553,474,596	9.23
1,001 — 2,000	282,364	18.52	441,534,735	7.36
2,001 — 5,000	230,715	15.13	733,462,077	12.23
5,001 — 10,000	68,991	4.53	500,420,837	8.34
10,001 — 100,000	39,807	2.61	856,073,764	14.27
100,001 and over	1,219	0.08	2,912,112,854	48.56

Total	1,524,531	100	5,997,078,863	100

(1)	Number of shareholders holding less than a marketable parcel of shares was 10,184 shareholders who held 885,786 shares.

(2)	Not including those shares held by the Commonwealth, except for 211,629 listed shares which are held by the Commonwealth.
Twenty largest shareholders as at 1 September 2006
The following table sets out the top 20 shareholders other than the Commonwealth when multiple holdings are grouped together:

		Number
Shareholders		of shares	% of issued shares(1)

1	National Nominees Limited	503,728,673	8.40%
2	J P Morgan Nominees Australia Ltd	482,830,142	8.05%
3	Westpac Custodian Nominees Ltd	394,323,133	6.58%
4	ANZ Nominees Limited	242,189,871	4.04%
5	Citicorp Nominees Pty Limited	205,576,971	3.43%
6	RBC Global Services Australia Nominees Pty Ltd	117,990,972	1.97%
7	Cogent Nominees Pty Limited	103,922,712	1.73%
8	Telstra ESOP Trustee Pty Ltd	53,645,950	0.89%
9	UBS Nominees Pty Ltd	49,303,938	0.82%
10	Queensland Investment Corporation	37,914,163	0.63%
11	HSBC Custody Nominees (Australia) Limited	34,732,295	0.58%
12	Australian Foundation Investment Company Limited	31,928,338	0.53%
13	AMP Life Limited	31,536,393	0.53%
14	Australian Reward Investment Alliance	29,169,224	0.49%
15	Merrill Lynch (Australia) Nominees Pty Ltd	22,700,965	0.38%
16	Dervat Nominees Pty Limited	19,322,000	0.32%
17	Argo Investments Limited	19,204,800	0.32%
18	Telstra Growthshare Pty Ltd	19,079,654	0.32%
19	Westpac Financial Services Ltd	17,239,314	0.29%
20	Questor Financial Services Limited	13,851,999	0.23%

	Total	2,430,191,507	40.53%

(1)	Not including those shares held by the Commonwealth

Telstra Corporation Limited and controlled entities
Shareholder Information
Substantial shareholders
As at 1 September 2006, other than the Commonwealth of Australia, we did not have any substantial shareholders.
Voting rights
Shareholders (whether residents or non-residents of Australia) may vote at a meeting of shareholders in person, by proxy, attorney, or representative, depending on whether the shareholder is an individual or a company.
Subject to any rights or restrictions attaching to our shares, on a show of hands each shareholder present in person or by proxy, attorney or representative has one vote and on a poll, has one vote for each fully paid share held. Presently, we have only one class of fully paid ordinary shares and these do not have any voting restrictions. If shares are not fully paid, the number of votes attaching to the shares is pro-rated accordingly. The Commonwealth has equal voting rights with all other shareholders.

Telstra Corporation Limited and controlled entities
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Telstra Corporation Limited and controlled entities
Directors’ report
In accordance with a resolution of the Board, the directors present their report on the consolidated entity (Telstra Group) consisting of Telstra Corporation Limited and the entities it controlled at the end of or during the year ended 30 June 2006.
This is our first full year financial report prepared in accordance with Australian equivalents to International Financial Reporting Standards (A-IFRS). When preparing this directors’ report, we have amended certain accounting and valuation methods applied under the previous Australian Generally Accepted Accounting Principles (AGAAP) to comply with A-IFRS. With the exception of financial instruments, the comparative figures have been restated to reflect these adjustments.
This year has seen the commencement of a 3 to 5 year transformation of the company to improve long term shareholder value. The financial performance of the Company in fiscal 2006 was impacted by the investment in this transformation and provision for future restructuring.
Principal activity
Telstra’s principal activity during the financial year was to provide telecommunications and information services for domestic and international customers. There has been no significant change in the nature of this activity during the year.
Results of operations
Telstra’s profit for the year was $3,181 million (2005: $4,309 million). This result was after deducting:
•	net finance costs of $936 million (2005: $880 million); and

•	income tax expense of $1,380 million (2005: $1,746 million).
Earnings before interest and income tax expense was $5,497 million, representing a decrease of $1,438 million or 20.7% on the prior year’s result of $6,935 million. This decrease was due to higher labour costs, in particular redundancy costs, higher goods and services purchased and increases in other expenses supporting revenue growth. Expenses were also impacted by the recognition of transformation related expenses, including a provision at year end for redundancy and restructuring costs of $427 million to be incurred as part of our business transformation.
Review of operations
Financial performance
Our total income (excluding finance income) increased by $658 million or 2.9% to $23,100 million, reflecting a rise in total revenue (excluding finance income) of $591 million or 2.7% and other income by $67 million or 25.7%.
Total income (excluding finance income) growth was mainly attributable to:
•	mobile goods and services — $284 million or 6.1%;

•	Internet and IP solutions revenue — $530 million or 38.5%;

•	advertising and directories revenue — $126 million or 7.9%; and

•	pay TV bundling — $57 million or 21.7%.
Mobile goods and services revenue increased largely due to increases in mobile data, international roaming and mobile interconnection revenues. Our interconnection revenues increased primarily due to Hutchison 3G† roaming services, which commenced in April 2005. In addition, we continued to experience growth in the number of mobiles in operation of 261,000 to reach a total of 8.5 million, as well as increased revenue from

Telstra Corporation Limited and controlled entities
Directors’ report
mobile handset sales. 3G services were launched and take up has been very promising. Data usage is particularly strong by 3G users.
The increase in Internet and IP solutions revenue was due to the significant growth in the number of subscribers to our BigPond® broadband product. During fiscal 2006 we increased the number of broadband subscribers by 1.2 million to 2.9 million, reflecting wholesale subscribers of 1.4 million and retail subscribers of 1.5 million.
Our advertising and directories revenue increased compared with the prior year due to the continued strong performance of our Yellow pages® and White pages® print directories and strong growth in online products. This growth has also been driven by innovative marketing and product development strategies.
Pay TV bundling revenue increased due to new subscribers and current subscribers migrating to the FOXTEL Digital‡ premium product as a result of promotions during the year, offering minimal price installation and discounted packages.
Partially offsetting the revenue growth was a decline in PSTN product revenues of $540 million or 6.7% as the market continues to move towards new products and services. There has been a general reduction in PSTN volumes during the year with a decline in retail basic access lines and volume reductions across local calls, national long distance calls, international direct calls and fixed interconnection. Yields have also declined due to competitive pricing pressure and continuing customer migration to other products. The rate of decline in the second half of the year has reduced.
Total operating expenses (before depreciation and amortisation, finance costs and income tax expense) increased by $1,637 million or 13.8% compared with the prior year. This growth was mainly attributable to:
•	labour — $506 million or 13.1%;

•	goods and services purchased — $519 million or 12.3%; and

•	other expenses — $612 million or 16.0%.
Excluding the effects of our transformation costs, our total operating expenses (before depreciation and amortisation, finance costs and income tax expense) increased by $933 million or 7.9%. Further details of the increase in expenses is discussed below.
Labour costs grew in fiscal 2006 mainly due to the following:
•	an increase in redundancy expense due to transformation initiatives;

•	annual salary increases due to enterprise agreements and annual salary reviews; and

•	an increase in labour expense of controlled entities as a result of entities acquired during fiscal 2005 being included for the full year in fiscal 2006.
Goods and services purchased increased due to the following:
•	an increase in network payments as a result of a rise in the number of terminations on other networks and additional network access charges incurred as a result of our 3G partnership activities;

•	higher handset subsidies from an increase in the take up of subsidised plans;

•	a rise in purchases of pay TV services to enable us to provide bundled products to meet market demand; and

•	increased costs associated with our restructuring provision.

Telstra Corporation Limited and controlled entities
Directors’ report
Other expenses grew due to the following:
•	recognition of a restructuring provision associated with our property rationalisation, cancellation of server leases and decommissioning of certain information technology platforms;

•	increased maintenance costs of the existing 3G network and the operational expenditure relating to the construction of the new 3GSM 850 network; and

•	increased costs associated with our transformation initiatives, including higher consultancy costs for transformation activities and additional market research as part of our market based management approach.
Depreciation and amortisation costs grew to $4,087 million or by 15.8% in fiscal 2006 primarily due to the reassessment of service lives of our assets as part of the transformation strategy. As a result, we have accelerated depreciation and amortisation on our CDMA network, switching systems, certain business and operational support systems and related software totalling $422 million for the year.
Partially offsetting the growth in other expenses was a reduction in our bad and doubtful debt expense resulting from improved credit management performance that led to lower debtor provision requirements and write offs, as well as reduced payments to external debt collection agents.
Net finance costs increased by $56 million or 6.4% in fiscal 2006, primarily due to higher levels of debts driven by the cash requirements to fund the payment of our dividends and capital expenditure associated with the improvement of our core infrastructure. Our borrowings have also been affected by a higher effective interest rate as a result of refinancing elements of our maturing debt. The net debt gearing level remains within the financial parameters set by the Board.
Income tax expense decreased by $366 million or 20.9% to $1,380 million in fiscal 2006 mainly as a result of the lower profit. The effective tax rate in the current year was 30.3% compared with the prior year rate of 28.8%. The effective tax rate is consistent with the Commonwealth statutory marginal income tax corporate rate of 30.0%. The effective tax rate has increased from the prior year mainly due to reduced differences for partnership losses and an increase in the under provision for tax from prior periods.
Financial condition
We continued to maintain a strong financial position, as demonstrated by us generating free cash flow of $4,550 million. During fiscal 2006 we continued to develop our core infrastructure network and re-energise our Company through ongoing operational transformation. In addition, we acquired a number of strategic investments and paid a total of $4,970 million to shareholders as dividends in fiscal 2006.
As part of our ongoing operational transformation, we have introduced the one factory methology to consolidate and simplify the way we operate at all levels of the business. Previously, we had invested in multiple platforms in our exisiting networks. We intend on using economies of scale to ensure rationalisation of the number of operational platforms. We are currently implementing new business support systems and operational support systems to deliver simplificiation of our current processes and new capababilities cost effectively.
During fiscal 2006, we merged our 100% owned Hong Kong mobile operations (Telstra CSL Group) with the Hong Kong mobile operations of New World PCS Holdings Limited and its controlled entities (New World Mobility Group) to form the CSL New World Mobility Group. Under the merger agreement, Telstra CSL Limited (Telstra CSL) issued new shares to New World Mobility Holdings Limited in return for 100% of the issued capital of the New World Mobility Group and $42 million in net proceeds. The share issue diluted Telstra’s ownership in the merged group to 76.4%.

Telstra Corporation Limited and controlled entities
Directors’ report
This merger was undertaken as the two entities undertake complementary services in providing mobile telecommunication products and services in Hong Kong. We believe the CSL New World Mobility Group will be able to leverage their strong brand recognition and common network. The merged entity will also create the largest wireless service provider in the Hong Kong market.
During fiscal 2006, our credit rating outlook was adjusted by Standard and Poors, and Moodys. The change was initiated as a result of the uncertain environment in which we are operating, reflected by the regulatory uncertainty and the speculation surrounding the further sale of shares in our Company. As a result, our current credit ratings are as follows:

	Long term	Short term	Outlook
Standard & Poor’s Moody’s Fitch	A A2 A+	A1 P1 F1	negative negative negative
Our financial condition has enabled us to execute partially our announced capital management program. During fiscal 2006, we returned $4,970 million to shareholders as ordinary and special dividend payments. In fiscal 2006, we paid two special dividends of 6 cents per share ($1,492 million) with our final dividend and interim dividend. We announced during the year that the third year of the capital management policy would not occur. Refer to the strategy section below for further details.
We reported a strong free cash flow position, which enabled the company to pay increased dividends and fund the acquisition of a number of new entities. We continue to source cash through ongoing operating activities and through careful capital and cash management.
Our cash flow before financing activities (free cash flow) position remains strong despite declining to $4,550 million in the year from $5,194 million in the prior year. This decline was driven by higher levels of cash used in investing activities as we undertake our network and information technology platform transformation and a decline in operating performance.
Cash used in investing activities was $4,012 million, representing an increase of $246 million over the prior year. The increase is mainly attributable to capital expenditure to upgrade our telecommunications networks, eliminate components that are no longer useful and improve the systems used to operate our networks. Our investing expenditure also includes $312 million of deferred payments in relation to our purchase of the 3G radio access network assets from Hutchison Australia Pty Ltd in fiscal 2005.
Our cash used in financing activities was $5,399 million, resulting from the funding of dividend payments and the refinancing of our maturing debt, offset by net proceeds from borrowings received from a number of our private placements.
Investor return and other key ratios
Our basic earnings per share decreased to 25.7 cents per share in fiscal 2006 from 34.7 cents per share in the prior year. The decrease was due to lower profit in fiscal 2006.
We have declared a final fully franked dividend of 14 cents per ordinary share ($1,739 million), bringing declared dividends per share for fiscal 2006 to 34 cents per share. The prior year declared dividends amounted to 40 cents per share. The dividends paid in fiscal 2006 were 40 cents per share compared with dividends paid in fiscal 2005 of 33 cents per share. In addition to our dividends in fiscal 2005, we returned $750 million to shareholders through an off market share buy-back during fiscal 2005.

Telstra Corporation Limited and controlled entities
Directors’ report
Other relevant measures of return include the following:
•	Return on average assets — 2006: 15.8% (2005: 20.6%)

•	Return on average equity — 2006: 24.2% (2005: 30.6%)
The return on both average assets and average equity is lower in fiscal 2006 primarily due to lower profit as previously discussed.
Strategy
We are Australia’s largest telecommunications and information services company. We offer a full range of telecommunication products and services throughout Australia and various telecommunication services in certain overseas countries.
During fiscal 2006, we announced our new strategic and operational focus to continually move forward as an Australian market leader in the telecommunications industry. This review was a blueprint for improving our long term performance by providing a solid platform to drive future growth and create operational efficiencies.
Our vision is to streamline our processes to provide solutions that are simple and valued by our customers, which we believe will ultimately lead to the creation of long term value for our shareholders. Our strategy involves:
•	providing customers with integrated telecommunication services;

•	investing in systems and processes to remove complexity and cost from the business;

•	continually improving our operating performance in mobiles and broadband, as well as accelerating opportunities in Sensis;

•	investing in new services and applications to differentiate us from our competitors; and

•	targeted investing in areas where we can create value for our shareholders.
We intend to deliver our new strategy through the implementation of a one factory approach and market based management. The one factory approach involves bringing together the operations and management of our internal IT systems, removing duplication and complexity in our systems and implementing simpler and efficient processes and systems, which we believe will improve our operational efficiency and cost structure. Market based management involves us obtaining a better understanding of each of our respective customers’ unique segment needs, priorities and expectations. It is based on extensive market research, which we will utilise to ensure our processes and procedures meet our various customer requirements to ultimately provide them with better services.
In addition, we currently face a series of business operating issues that we expect will impact our future results. These issues range from regulatory issues, including unconditioned local loop access pricing and operational separation, to the potential full sale of the Company.
We are currently in the process of rebuilding, redirecting and transforming the Company. The next three to five years will see us concentrate on rebuilding the network, redirecting resources into next generation services, reshaping the business and segmentation of customers according to their needs. By streamlining our operations, while better satisfying the needs of our customers, we believe we can deliver the financial performance improvements expected by our shareholders.
Although the transformation of our Company is at an early stage, current progress is encouraging. Our transformation has already resulted in our national 3GSM 850 network build being more than 60% complete.

Telstra Corporation Limited and controlled entities
Directors’ report
Savings have been achieved by consolidating office space, vacating existing leases and sourcing mobile devices through global supply-chain specialist, Brightstar. In addition, we have slowed the PSTN revenue decline in the second half of the year and increased the number of customers using three or more Telstra products. At the same time, we have significantly reduced our customers’ unsatisfied demand for ADSL broadband.
Our Fibre to the Node (FTTN) project is on hold, however we have devoted substantial time and resources in discussions with the ACCC to achieve regulation reform, including safeguards for shareholder investments. Until our actual costs are recognised and the ACCC’s regulatory practices change, we will not invest in a FTTN broadband network.
We believe that the successful transformation of our Company will achieve the following:
•	simplified and integrated experience for our customers;

•	Telstra BigPond® to be Australia’s leading ISP and services entity;

•	Sensis to be Australia’s leading information resource;

•	our Company to have the leading wireless network with faster speeds and best in-building coverage, as well as Australia’s largest IP network, providing customers with integrated telecommunications services; and

•	operational and cost efficiencies.
During fiscal 2006, we revised our capital management policy to not make the last payment of a special dividend. No decision with respect to the payment or funding of future ordinary dividends has been made. The Board will make these decisions in the normal cycle having regard to, among other factors, the Company’s earnings and cash flow, as well as regulatory decisions.
Industry dynamics
The Australian telecommunications industry is continually changing. We have seen the number of mobile handsets in the Australian market continue to grow, as well as the use of mobile services. Most households continue to maintain a basic access line, however PSTN products are increasingly being substituted by wireless products.
Advances in technology continue to transform the telecommunications industry. In recent years, we have seen various new product offerings released to the market, including the provision of high-speed wireless services, 3G mobile services. Voice services over IP (VoIP) is another area of change for which the industry is preparing. We have successfully commissioned and commenced testing our next generation VoIP platform which we believe will offer value added broadband services to our customers in the future. We expect take up of this product to increase in future reporting periods, as the market becomes more aware of its performance capabilities.
We aim to be at the forefront of providing leading edge telecommunication services to meet the demands of our customers. During fiscal 2006, we proposed the roll out of the new 3GSM 850 network. In addition to current services already experienced on existing networks, we believe future 3GSM 850 customers will enjoy many enhanced features, such as improved video calling services and faster broadband access speeds, in addition to better in-building coverage.
The broadband sector is in a significant growth phase as the demand for high speed Internet access accelerates. We have recently seen large increases in broadband subscribers and a steady fall in prices as providers compete for market share. We expect the broadband sector to continue its expansion through the provision of new innovative products.

Telstra Corporation Limited and controlled entities
Directors’ report
As telecommunications, computing and media technologies continue to converge, we are focused on enhancing our capabilities to provide new and innovative application and content services and to expand further into these converging markets. The challenge for telecommunications companies moving forward will be to continue maximising revenues from higher margin traditional products such as PSTN products, while managing the shift in customer demand to lower margin emerging products such as broadband. Overall operating margins are under constant pressure from the product mix change to lower margin products. However, as we build a software based cost efficient infrastructure, new products, applications and content can be delivered at low incremental costs to again provide good margins.
We continue to be at the forefront of these, and other technology advancements as we continue to devote substantial capital to upgrading and simplifying our telecommunications networks to meet customer demand, particularly for the new product and growth areas. We believe we are well positioned to focus on these areas of new customer demand by providing a broad range of innovative products with creative and competitive pricing structures.
Sale of the Commonwealth’s remaining interest in Telstra
The Commonwealth Government has passed legislation to enable the sale of its remaining interest in Telstra. The Government has stated that it is yet to decide about proceeding with a sale. This decision will include an assessment of whether the level of demand for the shares would allow a partial or full sale of the Commonwealth’s remaining interest. Until this decision is made by the Government and announced, it is unclear how this may affect our capital structure, operations and corporate compliance obligations. Any sale by the Commonwealth of its remaining interest will require our management’s time and resources.
Dividends
The directors have declared a fully franked final dividend of 14 cents per share ($1,739 million). The dividends will be franked at a tax rate of 30%. The record date for the final dividend will be 25 August 2006 with payment being made on 22 September 2006. Shares will trade excluding entitlement to the dividend on 21 August 2006.
During fiscal 2006, the following dividends were paid:

Dividend	Date declared	Date paid	Dividend per share	Total dividend

Final dividend for the year ended 30 June 2005	11 August 2005	31 October 2005	14 cents franked to 100%	$1,739 million
Special dividend for the year ended 30 June 2005	11 August 2005	31 October 2005	6 cents franked to 100%	$746 million
Interim dividend for the year ended 30 June 2006	8 February 2006	24 March 2006	14 cents franked to 100%	$1,739 million
Special dividend for the year ended 30 June 2006	8 February 2006	24 March 2006	6 cents franked to 100%	$746 million
At present, it is expected that we will be able to fully frank declared dividends out of fiscal 2007 earnings. However, the directors can give no assurance as to the future level of dividends, or of the franking of these dividends. This is because our ability to frank dividends depends upon, among other factors, our earnings, Government legislation and our tax position.

Telstra Corporation Limited and controlled entities
Directors’ report
Significant changes in the state of affairs
There have been no significant changes in the state of affairs of our Company during the financial year ended 30 June 2006, except for:
•	we announced our new strategic and operational focus to continually move forward as an Australian market leader in the telecommunications industry. As part of this strategic review, we unveiled a blueprint for improving our long term performance; and

•	we are involved in continuing discussions over the future regulatory environment impacting the Australian telecommunications industry in general and us in particular. The regulatory environment we operate in has a significant impact on our future performance. There are several key regulatory decisions, whether recently made or pending, which will shape the future of our Company. We are currently in discussions with the regulators, which we hope will advance the best interests of our shareholders, customers and the nation.
Likely developments and prospects
The directors believe, on reasonable grounds, that Telstra would be likely to be unreasonably prejudiced if the directors were to provide more information than there is in this report or the financial report about:
•	the likely developments and future prospects of Telstra’s operations; or

•	the expected results of those operations in the future.
Events occurring after the end of the financial year
The directors are not aware of any matter or circumstance that has arisen since the end of the financial year that, in their opinion, has significantly affected or may significantly affect in future years Telstra’s operations, the results of those operations or the state of Telstra’s affairs; other than:
•	on 31 July 2006, our 50% owned pay television joint venture FOXTEL‡ entered into a new $600 million syndicated secured term loan facility to fund the refinancing of previous loan facilities (including the $550 million syndicated facility), and to enable it to meet future cash flow and expenditure requirements.

The equity contribution deed (ECD) entered into by us and FOXTEL’s‡ other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited has been terminated. Under this arrangement, recourse to our controlled entity Telstra Media Pty Ltd, as a FOXTEL‡ partner, is limited to the assets of the FOXTEL‡ Partnerships.
Details about directors and executives
Changes to the directors of Telstra Corporation Limited during the financial year and up to the date of this report were:
•	John E Fletcher resigned as director on 30 June 2006;

•	Peter J Willcox was appointed as director on 17 May 2006;

•	John D Zeglis was appointed director on 17 May 2006;

•	John T Ralph retired as director on 11 August 2005;

•	Anthony J Clark retired as director on 11 August 2005;

•	Solomon D Trujillo was appointed CEO and executive director on 1 July 2005; and

•	Zygmunt E Switkowski resigned as CEO and executive director on 1 July 2005.

Telstra Corporation Limited and controlled entities
Directors’ report
Information about directors and senior executives is provided as follows and forms part of this report:
•	names of directors and details of their qualifications, experience, special responsibilities and directorships of other listed companies are given on pages 81 to 86;

•	number of Board and Committee meetings and attendance by directors at these meetings is provided on page 87;

•	details of director and senior executive shareholdings in Telstra are shown on page 88; and

•	details of director and senior executive remuneration is detailed in the remuneration report on pages 105 to 106.
Company secretary
The qualifications, experience and responsibilities of our company secretary are provided on page 86 and forms part of this report.
Directors’ and officers’ indemnity
Constitution
Our constitution provides for us to indemnify each officer to the maximum extent permitted by law for any liability incurred as an officer provided that:
•	the liability is not owed to us or a related body corporate;

•	the liability is not for a pecuniary penalty or compensation order made by a Court under the Corporations Act 2001; and

•	the liability does not arise out of conduct involving a lack of good faith.
Our constitution also provides for us to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in defending civil or criminal proceedings.
If one of our officers or employees is asked by us to be a director or alternate director of a company which is not related to us, our constitution provides for us to indemnify the officer or employee out of our property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer’s or employee’s capacity as a director of that other company. It is also subject to any corporate policy made by our CEO. Our constitution also allows us to indemnify employees and outside officers in some circumstances. The terms “officer”, “employee” and “outside officer” are defined in our constitution.
Deeds of indemnity in favour of directors, officers and employees
Telstra has also executed deeds of indemnity in favour of:
•	directors of the Telstra entity (including past directors);

•	secretaries and executive officers of the Telstra entity (other than Telstra entity directors) and directors, secretaries and executive officers of our wholly owned subsidiaries;

•	directors, secretaries and executive officers of a related body corporate of the Telstra entity (other than a wholly owned subsidiary) while the director, secretary or executive officer was also an employee of the Telstra entity or a director or employee of a wholly owned subsidiary of the Telstra entity (other than Telstra entity directors); and

•	employees of Telstra appointed to the boards of other companies as our nominees.

Telstra Corporation Limited and controlled entities
Directors’ report
Each of these deeds provides an indemnity on substantially the same terms as the indemnity provided in the constitution in favour of officers. The indemnity in favour of directors also gives directors a right of access to Board papers and requires Telstra to maintain insurance cover for the directors.
Additionally, Telstra has executed an indemnity in favour of employees (including executive officers other than directors) in respect of liabilities incurred in the formulation, entering into or carrying out, of a Telstra Sale Scheme (as defined in the Telstra Corporation Act 1991 (Cwth)). This indemnity would cover liabilities incurred by an employee in connection with the proposed sale by the Commonwealth of its remaining shareholding in Telstra. The indemnity is subject to an exclusion for liabilities arising out of conduct involving a lack of good faith.
In April 2006, the Commonwealth Government executed a Deed of Indemnity in favour of the directors of Telstra to cover liabilities incurred by those directors in connection with a Telstra Sale Scheme (as defined in the Telstra Corporation Act 1991 (Cwth)). This indemnity is subject to certain limited exclusions described in the Deed. The Commonwealth also executed a similar indemnity in favour of “Telstra Executives” (as defined in the Deed). The class of “Telstra Executives” includes persons who are likely to be involved in enabling Telstra to assist the Commonwealth in relation to a Telstra Sale Scheme.
Directors’ and officers’ insurance
Telstra maintains a directors’ and officers’ insurance policy that, subject to some exceptions, provides worldwide insurance cover to past, present or future directors, secretaries or executive officers of the Telstra entity and its subsidiaries. Telstra has paid the premium for the policy. The directors’ and officers’ insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.
Environmental regulation and performance
Telstra’s operations are subject to some significant environmental regulation under Commonwealth, State and Territory law, particularly with regard to:
•	the impact of the rollout of telecommunications infrastructure;

•	site contamination; and

•	waste management.
Telstra has established procedures to monitor and manage compliance with existing environmental regulations and new regulations as they come into force.
The directors are not aware of any significant breaches of environmental regulation during the financial year.
Audit and non-audit services
The Auditor-General and Ernst & Young are authorised to perform all audit services, including an examination or review of the financial statements of the Company in accordance with the laws and rules of each jurisdiction in which filings are made for the purpose of expressing an opinion on such statements.
The Audit Committee approves the provision of recurring audit services as part of the annual approval of the audit plan. Additional audit and non-audit services are pre-approved by the Audit Committee provided they fall within a defined list of services specified by the Audit Committee. Those additional audit and non-audit services that are not listed have to be specifically approved by the Audit Committee prior to the commencement of any engagement. In addition, all non-audit services with a value over $100,000 must be separately approved by the Audit Committee, even if the service is listed as a pre-approved service.

Telstra Corporation Limited and controlled entities
Directors’ report
The Auditor-General does not provide non-audit services. Ernst & Young does provide non-audit services, but are specifically prohibited from performing any of the following services:
•	bookkeeping services and other services related to preparing Telstra’s accounting records of financial statements;

•	financial information system design and implementation services;

•	appraisal or valuation services, fairness opinions, or contribution in kind reports;

•	Actuarial services;

•	internal audit services;

•	management function or human resources;

•	broker or dealer, investment adviser, or investment banking services;

•	taxation advice of a strategic or tax planning nature; and

•	legal services or expert services unrelated to the audit.
In addition, Ernst & Young may only provide non-audit services if the performance of the non-audit service will not cause the total annual revenue to Ernst & Young from non-audit work to exceed the aggregate annual amount of Ernst & Young’s audit fees. The Audit Committee will not approve the provision of a non-audit service by Ernst & Young if the provision of the service would compromise Ernst & Young’s independence.
The provision of non-audit services by Ernst & Young is monitored by the Audit Committee via bi-annual reports to the Audit Committee. In addition, where engagements involve services from the defined list of services, these are reported to the Audit Committee at the following meeting.
The Audit Committee expects the Auditor-General and requires Ernst & Young to submit annually to the Audit Committee a formal written report delineating all relationships between the Auditor-General, Ernst & Young and the Telstra Group. This includes:
•	a listing of all audit and non-audit fees billed by the Auditor-General and Ernst & Young in the most recent fiscal year;

•	a statement on whether the Auditor-General and Ernst & Young are satisfied that the provision of the audit and any non-audit services is compatible with auditor independence; and

•	a statement regarding the Auditor General’s and Ernst & Young’s internal quality control procedures.
A copy of the independence of the auditor declaration is set out on page 89 and forms part of this report.
The Audit Committee submits annually to the Board a formal written report detailing the nature and amount of any non-audit services rendered by Ernst & Young during the most recent fiscal year and an explanation of why the provision of these non-audit services is compatible with auditor independence. If applicable, the Audit Committee recommends that the Board take appropriate action in response to the Audit Committee’s report to satisfy itself of Ernst & Young’s independence.
Details of amounts paid or payable to the auditor for non-audit services provided during the year are located in note 8 to our financial statements.
For the reason set out above, the directors are satisfied that the provision of non-audit services by the external auditor during the year ended 30 June 2006 is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

Telstra Corporation Limited and controlled entities
Directors’ report
Rounding of amounts
The Telstra entity is a company of the kind referred to in the Australian Securities and Investments Commission class order 98/100, dated 10 July 1998 and issued pursuant to section 341(1) of the Corporations Act 2001. As a result, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars, except where otherwise indicated.
This report is made in accordance with a resolution of the directors.
Donald McGauchie
Chairman
10 August 2006
Solomon D Trujillo
Chief Executive Officer and Executive Director
 10 August 2006

Telstra Corporation Limited and controlled entities
Directors’ report
Directors’ profiles
As at 10 August 2006, our directors were as follows:

			Year of initial	Year last
Name	Age	Position	appointment	re-elected (1)
Donald G McGauchie	56	Chairman	1998	2005
Solomon D Trujillo(2)	54	CEO and executive director	2005	—
Belinda J Hutchinson	53	Director	2001	2004
Catherine B Livingstone	50	Director	2000	2005
Charles Macek	59	Director	2001	2004
John W Stocker	61	Director	1996	2003
Peter J Willcox(3)	60	Director	2006	—
John D Zeglis(3)	59	Director	2006	—

(1)	Other than the CEO, one third of directors are subject to re-election by rotation each year.

(2)	Solomon D Trujillo was appointed CEO and executive director on 1 July 2005.

(3)	In accordance with our constitution, Peter Willcox and John Zeglis have been appointed to fill interim positions and will stand for election at the 2006 annual general meeting.
A brief biography for each of the directors as at 10 August 2006 is presented below:
Donald G McGauchie AO
Age 56
Chairman
Mr McGauchie joined Telstra as a non-executive director in September 1998 and was appointed as chairman in July 2004. He is chairman of the Nomination Committee and is a member of the Remuneration Committee.
Experience:
Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to the government including the Prime Minister’s Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council.
Directorships of other listed companies — current:
Director, James Hardie Industries NV (2003- ) and Nufarm Limited (2003- ).
Directorships of listed companies — past three years:
Deputy chairman, Ridley Corporation Limited (1998-2004); director, National Foods Limited (2000-2005) and Graincorp Limited (1999-2003).
Other:
Current: director, Reserve Bank of Australia; Partner, C&E McGauchie — Terrick West Estate.
Former: president of the National Farmers Federation (1994-1998); chairman, Rural Finance Corporation (2003-2004).
Awarded the Centenary Medal for service to Australian society through agriculture and business in 2003. Appointed an officer in the general division of the Order of Australia in 2004.

Telstra Corporation Limited and controlled entities
Directors’ report
Solomon D Trujillo — BSc, BBus, MBA, Hon Doctor of Law Degrees (University of Wyoming, University of Colorado)
Age 54
Mr Trujillo joined Telstra as CEO on 1 July 2005.
Experience:
Mr Trujillo has spent his career in the communications sector where he managed fixed line, wireless, broadband and directory businesses and served as a leader in the shift to market-based management. He most recently served as CEO of Orange SA, one of Europe’s leading wireless companies. Mr Trujillo was chairman and CEO of US West until he retired in July 2000 after the company’s merger with Qwest Communications.
Directorships of other listed companies — current:
Target Corporation (1994- ).
Directorships of listed companies — past three years:
Director, Electronic Data Systems Corporation (EDS) (2005-2005), PepsiCo Inc. (2000-2005), Orange SA (2001-2005) and Gannett Co Inc (2002-2006).
Other:
Current: member, World Economic Forum (2005- ) and UCLA’s School of Public Affairs (2000- ); trustee, Boston College; Director, Tomas Rivera Policy Institute (1991- ).
Recipient, the Ronald H. Brown Corporate Bridge Builder Award in 1999 from President Clinton for his lifetime commitment as an advocate of workplace diversity.
Belinda J Hutchinson — BEc, FCA
Age 53
Ms Hutchinson joined Telstra as a non-executive director in November 2001. She has been a member of the Audit Committee since February 2005.
Experience:
Ms Hutchinson has had a long association with the banking industry and has been associated with Macquarie Bank since 1992 where she was an executive director. She was previously a vice president of Citibank Ltd.
Directorships of other listed companies — current:
Director, QBE Insurance Group Limited (1997- ) and Coles-Myer Ltd (2005- ).
Directorships of listed companies — past three years:
Director, TAB Limited (1997-2004) and Crane Group Limited (1997-2004).
Other:
Current: director, St Vincent’s and Mater Health Sydney Limited (2001- ); president, Library Council of New South Wales (2005- ) (member since 1997); and consultant, Macquarie Bank Limited (1997- ).
Former: director of Energy Australia Limited (1997- 2005).

Telstra Corporation Limited and controlled entities
Directors’ report
Catherine B Livingstone – BA (Hons), FCA, FTSE
Age 50
Ms Livingstone joined Telstra as non-executive director in November 2000. She is a member of the Audit Committee and the Technology Committee.
Experience:
Ms Livingstone has a degree in accounting and has held several finance and general management roles predominantly in the medical devices sector. Ms Livingstone was the chief executive of Cochlear Limited (1994-2000).
Directorships of other listed companies — current:
Director, Macquarie Bank Limited (2003- ).
Directorships of listed companies — past three years:
Director, Goodman Fielder Ltd (2000-2003) and Rural Press Limited (2000-2003).
Other:
Current: chairman, CSIRO (2001- ); member, Business/Industry/Higher Education Collaboration Committee (BIHECC).
Former: chairman and director Australian Business Foundation (2000-2005);
Director, Sydney Institute (1998-2005); former member, Department of Accounting and Finance Advisory Board Macquarie University.
Charles Macek — BEc, MAdmin, FAICD, FCPA, FAIM, SF Fin, FCA
Age 59
Mr Macek joined Telstra as a non-executive director in November 2001. He is a member of the Audit Committee and Nomination Committee and is chairman of the Remuneration Committee.
Experience:
Mr Macek has a strong background in economics and has had a long association with the finance and investment industry. His former roles include 16 years as founding managing director and chief investment officer and subsequently chairman of County Investment Management Ltd.
Directorships of other listed companies — current:
Director, Wesfarmers Ltd (2001- ) and Living Cell Technologies Limited (2006- ).
Directorships of listed companies — past three years:
Chairman and director, IOOF Holdings Ltd (2002-2003).
Other:
Current: chairman, Sustainable Investment Research Institute Pty Ltd (2002- ) and Financial Reporting Council (FRC) (2003- ); director, Williamson Community Leadership Program Limited (2004- ); Victorian councillor, Australian Institute of Company Directors; member, New Zealand Accounting Standards Review Board and Investment Committee of Unisuper Ltd.
Former: chairman, Centre for Eye Research Australia Ltd (1996-2003); director of Famoice Technology Pty Ltd (2001-2004) and Vertex Capital Pty Ltd (2004-2006).

Telstra Corporation Limited and controlled entities
Directors’ report
John W Stocker - AO, MB, BSc, BMedSc, PhD, FRACP, FTSE
Age 61
Dr Stocker joined Telstra as a non-executive director in October 1996. He is chairman of the Audit Committee and Technology Committee.
Experience:
Dr Stocker has had a distinguished career in pharmaceutical research and extensive experience in management of research and development, and its commercialisation including in his role as chief scientist for the Commonwealth of Australia (1996-1999).
Directorships of other listed companies — current:
Chairman, Sigma Pharmaceuticals Ltd (2005- ); director, Circadian Technologies Ltd (1996- ) and Nufarm Limited (1998- ).
Directorships of listed companies — past three years:
Chairman, Sigma Company Ltd (1998-2005); director, Cambridge Antibody Technology Group plc (1995-2006).
Other:
Current: principal, Foursight Associates Pty Ltd.
Former: chairman, Grape and Wine Research and Development Corporation (1997-2004).
Peter J Willcox MA
Age 60
Mr Willcox joined Telstra as a non-executive director on 17 May 2006.
Experience:
Mr Willcox holds a masters degree in physics from Cambridge University and following a 28 year career in the international petroleum industry was appointed as CEO of BHP Petroleum Limited, from 1986 to 1994. He has wide and diverse experience as a director and chairman of Australian and American listed companies. He is a fellow of the Australian Institute of Company Directors and sits on the advisory board of CVC Asia Pacific (Australia) Limited.
Directorships of other listed companies — current:
Chairman, Mayne Pharma (2005- ).
Directorships of listed companies — past three years:
Chairman, AMP Limited (2002- 2005) and Mayne Group Ltd (2002-2005).
Other:
Current: Director, CSIRO (2006- ).
Former: deputy chairman, Energy Developments Ltd (1994-2002), Lend Lease Corporation (1994-2000); director: J.H. Faulding & Co Ltd (1994-2001), James Hardie Industries Ltd (1994-2001), North Ltd (1994-2000), Schroders (Australia) Ltd (1994-1999), BHP Ltd (1988-1994), Woodside Petroleum (1986-1993), Tejas Gas Corporation (1987-1994) and Hamilton Oil Corporation (1987-1991).

Telstra Corporation Limited and controlled entities
Directors’ report
John D Zeglis BSc Finance, JD Law
Age 59
Mr Zeglis joined Telstra as a non-executive director on 17 May 2006.
Experience:
Mr Zeglis has a legal background, and became partner with the law firm Sidley & Austin in 1978. His qualifications include a BSc in finance from the University of Illinois, and a JD in law from Harvard.
Mr Zeglis has had a long and distinguished career in the US telecommunications sector. He joined AT&T in 1984, and was elected as president of AT&T in 1998 and chairman and CEO of the AT&T Wireless Group in 1999. He continued as CEO of AT&T Wireless until retiring in November 2004 following the company’s sale Cingular Wireless.
Directorships of other listed companies — current:
Director, Helmerich & Payne Corporation (1989- ).
Directorships of listed companies – past three years:
Director, Georgia Pacific Corporation (2001-2005).
Other:
Current: director, AMX Corporation; (2005- ) and State Farm Automobile Insurance (2004- ).
Former: director, Sara Lee Corporation (1998-2000) and Illinois Power Company (1992-1996).
During the year and through to the date of the report, the following directors resigned or retired:
•	John E Fletcher resigned as a director on 30 June 2006;

•	John T Ralph retired as a director on 11 August 2005;

•	Anthony J Clark retired as a director on 11 August 2005; and

•	Zygmunt E Switkowski resigned as a director on 1 July 2005.
A brief biography for each of the former directors is presented below:
John E Fletcher – FCPA
Mr Fletcher joined Telstra as a non-executive director in November 2000. He was a member of the Nomination Committee and the Remuneration Committee. John E Fletcher resigned as director on 30 June 2006.
Mr Fletcher has had extensive experience in management in the transport industry and was formerly chief executive of Brambles Industries Ltd. Mr Fletcher was employed by Brambles for 27 years, initially in an accounting role and then in a series of operating and senior management positions before being appointed as chief executive in 1993.

Telstra Corporation Limited and controlled entities
Directors’ report
John T Ralph - AC, FCPA, FTSE, FAICD, FAIM, FAusIMM, Hon LLD (Melbourne & Queensland), DUniv (ACU)
Mr Ralph joined Telstra as non-executive director and deputy chairman in October 1996. He was a member of the Audit Committee, Nomination Committee and Remuneration Committee. John Ralph retired as director on 11 August 2005.
Mr Ralph has had over 50 years of experience in the mining and finance industries. Mr Ralph was formerly chief executive and managing director of CRA Limited. He has previously served on the boards of several of Australia’s largest companies including the Commonwealth Bank of Australia Limited, BHP Billiton Limited and Fosters Group Limited.
Anthony J Clark - AM, FCA, FAICD
Mr Clark joined Telstra as a non-executive director in October 1996. He served on the Audit Committee until February 2005. Anthony Clark retired as director on 11 August 2005.
Mr Clark has had extensive experience in the accounting field, specialising in audit and advisory services and is a fellow of the Institute of Chartered Accountants and a fellow of the Australian Institute of Company Directors. Mr Clark was formerly a managing partner KPMG NSW.
Zygmunt E Switkowski - BSc (Hons), PhD, FAICD
Mr Switkowski was appointed CEO and executive director from March 1999. Zygmunt Switkowski resigned as CEO and executive director on 1 July 2005.
Formerly CEO of Optus Communications Ltd and chairman and managing director of Kodak (Australasia) Pty Ltd and the Business Council of Australia.
Qualifications and experience of our company secretary
Douglas C Gration - FCIS, BSc, LLB (Hons), GDip AppFin
Age 40
Mr Gration was appointed company secretary of Telstra Corporation Limited in August 2001.
Before joining Telstra, Mr Gration was a partner in a leading national law firm. He specialised in corporate finance and securities law, mergers and acquisitions and joint ventures and other commercial contracts, and played a key role in the T1 and T2 privatisations. Mr Gration also advised on telecommunication regulatory matters. Other roles previously held in Telstra include deputy group general counsel and Infrastructure Services and Wholesale general counsel.

Telstra Corporation Limited and controlled entities
Directors’ report
Directors’ meetings
Each director attended the following Board and committee meetings during the year as a member of the Board or relevant committee:

	Board				Committees (5)
			Audit		Nominations		Remuneration		Technology
	a	b	a	b	a	b	a	b	a	b
D G McGauchie	13	13	—	—	4	4	4	4	—	—
J T Ralph (1)	1	1	1	1	2	2	2	2	—	—
A J Clark (1)	1	1	—	—	—	—	—	—	—	—
S D Trujillo (2)	13	13	—	—	—	—	—	—	—	—
J E Fletcher (3)	13	13	—	—	4	4	4	4	—	—
B J Hutchinson	13	13	6	6	—	—	—	—	—	—
C B Livingstone	13	13	6	6	—	—	—	—	2	2
C Macek	13	13	6	6	4	4	4	4	—	—
J W Stocker	13	13	6	6	—	—	—	—	2	2
P J Willcox (4)	2	2	—	—	—	—	—	—	—	—
J D Zeglis (4)	2	2	—	—	—	—	—	—	—	—

Column a: number of meetings held while a member.

Column b: number of meetings attended.

(1)	Retired from the Board on 11 August 2005.

(2)	Appointed CEO and executive director on 1 July 2005.

(3)	Resigned from the Board on 30 June 2006.

(4)	Appointed to the Board on 17 May 2006.

(5)	Committee meetings are open to all directors to attend in an ex officio capacity.

Telstra Corporation Limited and controlled entities
Directors’ report
Director and senior executive shareholdings in Telstra
As at 10 August 2006:
Directors

	Number of shares held
	Direct	Indirect
	Interest	interest(1)	Total
Donald G McGauchie	1,866	55,775	57,641
Solomon D Trujillo	—	—	—
Belinda J Hutchinson	38,912	35,866	74,778
Catherine B Livingstone	11,637	23,051	34,688
Charles Macek	—	48,576	48,576
John W Stocker	2,953	94,288	97,241
Peter J Willcox	—	10,000	10,000
John D Zeglis	—	—	—

(1)	Shares in which the director does not have a relevant interest, including shares held by the director related entities, are excluded from indirect interest.
Senior executives

	Number of shares held
	Direct	Indirect
	interest	interest(1)	Total
Bruce Akhurst	4,880	17,000	21,880
Deena Shiff	5,680	—	5,680
David Moffatt	147,900	—	147,900
Kate McKenzie	—	—	—
John Stanhope	57,221	—	57,221
David Thodey	63,462	800	64,262
Gregory Winn	—	—	—

(1)	Shares in which the senior executive does not have a relevant interest, including shares held by related entities of the executive, are excluded from indirect interest.

Telstra Corporation Limited and controlled entities
Directors’ report
Auditor’s independence declaration to the directors of Telstra Corporation Limited
In relation to my audit of the financial report of Telstra Group (comprising Telstra Corporation Limited and the entities it controlled during the year) for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.
Ian McPhee
Auditor-General
10 August 2006
Canberra, Australia

Telstra Corporation Limited and controlled entities
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Telstra Corporation Limited and controlled entities
Remuneration report
This report for the year ended 30 June 2006 was prepared by the directors in accordance with the Corporations Act 2001. Under AASB 124 “Related Party Disclosures” (AASB 124), we are required to disclose remuneration details for our “key management personnel” (KMP). In addition to the directors, our KMP also includes the Chief Operating Officer and the Group Managing Directors listed in Figure 17. For the remainder of this report the KMP (other than the directors) will collectively be referred to as senior executives.
Remuneration at Telstra
Telstra proactively manages executive and director remuneration arrangements to ensure that their remuneration is a key element supporting our business strategy by aligning reward to the achievement of strategic objectives. We also ensure that it is competitive in the markets we draw our talent from and that the needs of all stakeholders are taken into consideration when remuneration decisions are made.
The Remuneration Committee

The policy, strategy and structure for the Board, CEO and senior executive remuneration is overseen and regularly reviewed by the Board’s Remuneration Committee.
The Telstra Board Remuneration Committee (Committee) is responsible for reviewing and recommending to the Board the remuneration policy, strategy and structure for Telstra’s Board, the CEO and senior executives. The Committee’s roles and responsibilities, composition and membership is detailed on our website. The Committee also has a responsibility to ensure that our remuneration strategy considers corporate governance principles and expectations of stakeholder bodies. Any decision made by the Committee concerning an individual executive’s remuneration is made without that executive being present.
Remuneration policy

The remuneration policy consists of principles that guide the Committee in its deliberations, and which should be taken into consideration when formulating the strategy and structure of remuneration.
The Committee is guided by the following principles when formulating remuneration strategy and structure.

Senior executive remuneration should:
▪	reflect the size and scope of the role and be market competitive in order to attract and retain talent

▪	be competitive in domestic and global markets

▪	motivate executives to deliver short and long term business objectives

▪	be aligned with shareholder value creation

▪	be differentiated based on individual performance
Non-executive director remuneration should:
▪	be distinguished from executive remuneration

▪	be fee based, not performance based

▪	be partly remunerated in the form of equity in order to align with the returns to shareholders

Changes to the remuneration strategy

In line with major changes to Telstra’s business strategy this fiscal year, we have reviewed and updated our remuneration structure.
During fiscal 2006 the Board approved a new business strategy for Telstra. The new strategy will transform the company over several years in order to meet the challenges of a competitive global market.

Telstra Corporation Limited and controlled entities
Remuneration report
With the new business strategy significantly changing the company’s commercial and operational focus, it was important to update the metrics used to determine incentive outcomes to give appropriate weight to Telstra’s new priorities. In parallel with the development of the business strategy, the Committee commissioned an extensive review of the remuneration strategy.
The focus of the remuneration review was to advise on contemporary market practice, the relationship between fixed and variable remuneration and the measures which would drive remuneration outcomes in the context of a significant strategic realignment of the business. The aim was to reward the CEO and senior executives on the delivery of transformational and operational outcomes in line with the key elements of the new business strategy. An additional objective of the review was to link the successful delivery of the transformation to future shareholder wealth creation. Management, with input from an external remuneration consultant, formally presented the results of the review to the Committee in December 2005.
The review concluded that the CEO and senior executive remuneration strategy would need to have increased flexibility in order to:
•	focus on achieving long term transformation of the company while delivering on short term performance;

•	reinforce and reward performance measures that will evolve with the company’s changing objectives;

•	attract and retain world-class executive talent; and

•	support a variety of employment arrangements and durations.
Introduction of new performance measures
The three elements of Telstra’s remuneration structure – fixed remuneration, short term incentives (STI) and long term incentives (LTI) – complement each other and will support the execution of business strategy in both the short and long term. These elements are consistent with previous years’ incentive plans. However, new performance measures (which are discussed in detail later in this report) have been introduced to encourage executives to focus on key business outcomes and to ensure that reward payouts occur when the company and the individual achieve the transformational and operational goals set by the Board.
Figure 1 illustrates how the remuneration strategy and structure are aligned to, and support, the business strategy through the use of performance measures.
Figure 1: Alignment of the business and remuneration strategies

Telstra Corporation Limited and controlled entities
Remuneration report
CEO and Senior Executives
Remuneration strategy

Our remuneration strategy for the CEO and senior executives includes performance measures that are aligned to the key elements of Telstra’s new business strategy.
The senior executive remuneration strategy has been repositioned to drive the delivery of the transformation milestones that have been outlined in Telstra’s business strategy. Over the next 3 – 5 years, the remuneration strategy will be based on performance measures that are strongly aligned to those transformation outcomes as well as on other traditional business measures. The weighting of performance measures is expected to evolve over time from initial weighting on transformation measures to:
•	operational measures for the STI; and

•	growth and return measures for the LTI.
Figure 2 shows the proportion of the STI and LTI that depends on transformation measures for fiscal 2006. It is also indicative of how the emphasis on the transformation measures will diminish progressively as our transformation milestones are achieved. (However, it is not intended to represent future weightings of remuneration elements.)
Figure 2: Remuneration structure that supports Telstra’s transformational goals

Telstra Corporation Limited and controlled entities
Remuneration report
Remuneration structure

The remuneration structure ensures that rewards are linked to strategic outcomes.
When reviewing the structure and mix of the remuneration packages of the CEO and senior executives, the Committee takes into account:
•	remuneration practices in other major corporations in Australia (in terms of both salary levels and the ratio between fixed and “at risk” components);

•	remuneration practices of global corporations within our comparative peer group; and

•	a range of macro-economic indicators used to determine likely movements in broad salary rates.
For fiscal 2006, the remuneration structure for the CEO and senior executives consisted of:
•	fixed remuneration;

•	short term incentive (“at risk”); and

•	long term incentive (“at risk”).
Linking the remuneration structure to the business strategy

The main benefits of linking senior executives’ rewards to specific performance measures are to increase focus and understanding by senior executives of the key strategic objectives of the business and provide motivation by rewarding employees on strategy execution.
Figure 3 shows in detail how the remuneration structure is designed to satisfy the requirements of the new business strategy, by setting and monitoring specific performance measures for the various elements of remuneration.
Ordinarily, the Committee considers, and recommends to the Board, the measures and targets for the incentive plans during the annual budget setting process. However, for fiscal 2006, the Committee considered the remuneration strategy in parallel with the strategic review of the company. The Committee recommended that the incentive measures should focus on the transformation through to fiscal 2010. The fiscal 2010 strategic targets outlined to shareholders in November 2005 were used as a starting point to determine the fiscal 2006 STI and LTI performance measures.
To link the remuneration structure to business strategy, the Committee prioritised the business’ strategic objectives by considering:
•	what could be measured;

•	what objectives would have the greatest impact; and

•	what aggregate of measures would best support the key themes of the strategy.
At the end of each financial year, the Committee reviews the company’s audited financial results and the results of the other performance measures, and assesses performance against each measure to determine the percentage of STI and LTI that is payable. Measures are tracked by an internal project office and, where appropriate, the achievement against targets will be independently audited.

Telstra Corporation Limited and controlled entities
Remuneration report
Figure 3: Performance measures selected to ensure a focus on key business strategies

Remuneration	Performance
element	measures	How is it measured?	Link to business strategy
STI (Cash)	Company Financial	EBITDA — Earnings before interest, tax, depreciation, amortisation.	To achieve earnings objective.

	Cost Reduction	Amount of accelerated cost savings.	To identify and deliver near term operating cost saving benefits that enable investment in transformation initiatives.

	3GSM 850 Network	The number of sites that are 3G equipped and receiving transmission.	To deliver on the wireless strategy that enables mobile revenue growth, reduces cost and optimises the mobile business.

	Broadband marketshare	The increase in Telstra’s share of retail broadband customers.	To achieve an increase in Telstra’s retail broadband marketshare.

	Individual accountabilities	The achievement of personal goals which include business unit specific targets.	To align the individual’s personal goals with the business’ goals.

LTI (Performance Rights)	Revenue Growth	The year over year revenue growth rate over the periods – 3 and 5 years.	To drive the development of new revenue and overall growth.

	Operating Expense	The total operating expense growth rate over the periods – 3 and 5 years.	To drive cost control and restructure the cost base of the company.

	IT Transformation milestones	The time taken to achieve a targeted reduction of Business Support Systems (BSS) and Operational Support Systems (OSS).	To reduce complexity, reduce cost and provide an enhanced customer experience by reducing the number of systems.

	Network Transformation milestones	The time taken to achieve network simplification and build a new platform.	To simplify the network to reduce complexity and cost, while providing a new platform for revenue growth.

	Return on Investment (ROI) over 3 years	EBIT over Average Investment (Average of Net Debt plus Shareholder Funds).	To measure the return gained from the financial investment in the transformational goals.

	Total Shareholder Return (TSR) Growth over 5 years	Absolute growth in share price and accumulated dividends from 19 August 2005.	To measure the value derived from execution of the business strategy.
In the case of Bruce Akhurst the STI is measured against specific financial metrics for Sensis in lieu of the Telstra financial and transformational measures detailed above. Sensis EBIT contribution and Cashflow make up 80% of his STI and the remaining 20% is based on individual accountabilities.
To ensure the continued alignment of transformation objectives, the creation of value and executive reward, the Committee initiated a review of the linkage between the remuneration strategy and business strategy. Any changes to the remuneration strategy as a result of this review will be reported to shareholders.

Telstra Corporation Limited and controlled entities
Remuneration report
Remuneration mix

Executive remuneration is composed of both “fixed” and “at risk” elements.
The remuneration mix describes the ratio of the different components of an executive’s pay. To strengthen the link to company performance, the Board has determined that a significant proportion of the total remuneration for the CEO and senior executives should be “at risk” representing components that are awarded based on performance. This means senior executives can only earn significant rewards if predetermined company measures and targets are achieved. The “at risk” components of a senior executive’s remuneration package are calculated by reference to that individual’s fixed remuneration.
Figure 4 shows the remuneration mix based on the maximum level of reward for the CEO and senior executives.
Figure 4: Telstra’s remuneration mix
If the minimum performance level is not achieved, no STI or LTI will be awarded and the executive receives 100% of fixed remuneration and 0% of their “at risk” remuneration. The percentage of “at risk” pay increases with the increase in accountability.
Fixed remuneration

Fixed remuneration is in line with similar roles in the applicable market.
Fixed remuneration is made up of:
•	base salary including salary sacrifice benefits and applicable fringe benefits tax; and

•	superannuation.

Telstra Corporation Limited and controlled entities
Remuneration report
Fixed remuneration is influenced by the scope of the role and the knowledge, skills and experience required of the position holder. To ensure remuneration is market competitive, the Committee takes into account local, home country and global market rates. In determining what market rates to use for comparison purposes the Committee assesses a range of factors including company size (based on market capitalisation), industry in which the comparative company operates and global footprint.
For superannuation, in addition to mandatory contributions, the CEO and senior executives may contribute additional amounts, subject to legislative requirements.
Fixed remuneration is reviewed annually as part of the company’s overall remuneration review process and is assessed against the company’s and the individual’s performance.
For fiscal 2006, the CEO was responsible for reviewing and determining the remuneration of the company secretary. However, the remuneration policy described in this report in relation to the senior executives and the discussion of the relationship between that policy and our performance applies to the company secretary. The company secretary participates in the STI plan and the LTI plan on the terms set out in this report.
Short term incentive (STI)

The STI component delivers reward on achievement of annual performance targets.
The STI is an annual “at risk” component of remuneration for the CEO and senior executives. During fiscal 2006, the Committee ceased the Short Term Incentive Equity (STIE) Plan. As such the annual STI payment for fiscal 2006 is delivered in cash, compared with fiscal 2005 when the STI was delivered half in cash and half in equity instruments. The objective of the STI plan is to encourage executives to meet annual business objectives and their own individual performance targets.
How STI is calculated
The CEO and senior executives’ STI payment is based on their fixed remuneration, individual STI opportunity (explained below) and achievements against performance measures. This is illustrated in Figure 5.
Figure 5: Calculating the STI payment
STI opportunity and performance levels required
Depending on the role they perform, each senior executive has an STI opportunity ranging from 100% - 140% of fixed remuneration where maximum performance is met. The maximum STI opportunity varies according to the role. As illustrated in Figure 6, each of the performance measures has three different levels of performance.

Telstra Corporation Limited and controlled entities
Remuneration report
Figure 6: STI opportunity for differing levels of performance

			Senior
Level of performance		CEO	Executives
(% of STI opportunity)	Description	(% of fixed remuneration)
Gateway (25%)	The “gateway” level must be reached before any value can be attributed to each measure.	25%	25% — 35%

Target (50%)	The “target” level represents challenging but achievable levels of performance.	50%	50% — 70%

Maximum (100%)	Achievement of the “maximum” level requires significant performance above and beyond normal expectations and will result in significant improvement in key operational areas.	100%	100% — 140%
The level of performance determines the level of payment against each weighted measure. Achieving the target level of performance on each measure therefore equates to 50% of an individual’s maximum STI payment.
The STI performance measures
Performance against specific measures is assessed before any individual’s STI payment can be determined. The individual accountabilities for the CEO are determined by the Board and that of the senior executives are determined by the CEO. All individual measures are strongly aligned to the individual’s contribution towards corporate and business unit objectives.
STI payment for the CEO
The CEO’s contract provides for an STI payment for fiscal 2006 of up to a maximum of A$3 million, of which $1.5 million was paid on commencement of employment. The initial $1.5 million was paid subject to the successful delivery of the new business strategy and transformation plan for the company. This payment was disclosed in the 2005 Remuneration Report.
The remaining maximum potential payment of $1.5 million will be paid subject to the CEO satisfying the performance measures described in Figure 3.
Long term incentive (LTI)
The LTI is the second “at risk” component of remuneration and it is delivered in the form of performance rights for fiscal 2006. Performance rights are the right to acquire a Telstra share at minimal cost to the employee ($1 exercise price per parcel of shares exercised on any single day) when specified performance measures are achieved. The performance rights are administered through the Telstra Growthshare Trust.
In prior years the equity instruments allocated as part of the LTI plans included restricted shares, options, deferred shares and performance rights.
The LTI plan supports the business strategy by aligning executive compensation with key performance measures and targets that support the transformation. The LTI is limited to the 220 most senior employees, as this group is responsible for leading the transformation and will drive the success of the business.

Telstra Corporation Limited and controlled entities
Remuneration report
How performance rights are allocated
The CEO and senior executives receive an allocation of performance rights that is calculated as a percentage of their fixed remuneration.
Figure 7: Calculating the allocation of performance rights

*	The full market value of a Telstra share is used when we allocate performance rights (5 day volume weighted average share price). This differs from the accounting value under the executive remuneration table in Figure 17, which reflects the amortised accounting valuation of these rights and any other LTI equity granted in previous years.
Vesting
The performance rights that the CEO and senior executives receive will vest depending upon the company’s achievement of the relevant performance measures. Performance rights that have vested means that the executive has a full interest in the right and is free to exercise the right at any time until the expiry date. The allocation, test and expiry dates are illustrated in Figure 8.
Figure 8: Performance right timeline
The value of the LTI at vesting
The actual value to the executive of the LTI at vesting can be calculated using the formula in Figure 9.
Figure 9: Determining the market value of performance rights at vesting dates

*	This value is likely to be different from the values at allocation and the accounting values disclosed in the remuneration table in Figure 17.
The LTI performance measures
Similar to the STI plan, the LTI performance measures are also linked to the business strategy and transformation of the company. This approach ensures that any rewards derived from the LTI plan by the senior executives are consistent with the successful execution of the initiatives over a number of years. Successful execution of the initiatives should, in turn, drive sustainable increases in shareholder wealth.
The measures will be assessed based on a scale of performance at 30 June 2008 and 30 June 2010. The vesting arrangements are explained in Figure 10.

Telstra Corporation Limited and controlled entities
Remuneration report
Figure 10: LTI vesting arrangements for fiscal 2006

	Year 3		Year 5
Target not achieved	▪	25% of performance rights for Year 3 tranche lapses.	▪	All unvested performance rights will lapse.

	▪	The remaining 75% of performance rights will be added to the Year 5 tranche and may vest based on performance against the Year 5 performance scale.

Target achieved but below Maximum	▪	The number of performance rights vest on a scale between Target and Maximum.	▪	For the Year 5 tranche the number of performance rights vest on a scale between Target and Maximum.

	▪	Any performance rights that do not vest will be discounted by 25% and the balance added to the Year 5 tranche and may vest on the Year 5 performance scale for each measure.	▪	The carried forward Year 3 balance will be added to the Year 5 tranche and assessed against the Year 5 performance targets.
			▪	Any performance rights that do not vest as a result of not reaching the Maximum of the Year 5 hurdle will lapse.

Maximum achieved	▪	All performance rights for the Year 3 tranche (up to 60% of the 2005 allocation) will vest if all maximum targets are achieved.	▪	All performance rights for the Year 5 tranche (up to 40% of the 2005 allocation), and any remaining Year 3 tranche, will vest if all maximum targets are achieved.
Exercising performance rights
A performance right can only be exercised (that is, a share can only be acquired by the executive) if the performance right vests. Once vested, the performance right can be exercised by the executive at any time up to 7 years from the grant date. Once the performance rights have been exercised the participant becomes the beneficial owner and is entitled to any dividend, bonus issue, return of capital or other distribution in respect of those shares.
Restrictions on hedging
The CEO and senior executives are restricted from entering into arrangements which effectively operate to limit the economic risk of their security holdings in shares allocated under the LTI plan during the period the shares are held in trust.
Lapsed performance rights
Where a performance right does not vest by year 5, because the performance measures have not been achieved, the right will lapse and no benefit will accrue to the executive.
If the CEO or a senior executive:
▪	resigns and their performance rights are not yet exercisable, those rights will lapse;

▪	retires or ceases employment due to death or total permanent incapacity, and their performance rights are not yet exercisable, those rights will be exercisable if the relevant performance measure is met in accordance with the prescribed schedule;

▪	is made redundant, and their performance rights are not yet exercisable, the number of unvested rights is adjusted to reflect the executive’s service period and will be exercisable if the relevant performance measure is met in accordance with the prescribed schedule; or

▪	ceases employment with Telstra for any other reason and their performance rights are not yet exercisable, the Board will decide whether those rights should lapse or remain available for exercise if the relevant performance measure is met.

Telstra Corporation Limited and controlled entities
Remuneration report
Relationship between remuneration and Telstra’s performance
The payment levels of the “as risk” components of remuneration should reflect Telstra’s corporate performance.
Defining “company performance”
Telstra ultimately assesses its company performance by reference to increases in “shareholder wealth” and “earnings”.
Shareholder wealth
Shareholder wealth is the total return to an investor over a given period. It consists of three components: dividends paid, the movement in the market value of shares over that period, and any return of capital to shareholders, excluding buy-backs.
Dividends paid
Over the five years to 30 June 2006 we have increased the total amount returned to shareholders through dividends and special dividends each year. Our total dividends paid per share each fiscal year for the last five years is shown in Figure 11.
Market value of shares
During fiscal 2006 Telstra’s daily closing share price has fluctuated between a low of $3.63 and a high of $5.14. Figure 11 shows the share price on 30 June for the last five years.
Figure 11: Share price at year end and dividends paid per share for the last 5 years

	Year ended	Year ended	Year ended	Year ended	Year ended
	30 June 2006	30 June 2005	30 June 2004	30 June 2003	30 June 2002
Share Price ($)	3.68	5.06	5.03	4.40	4.66
Total dividends paid/declared per share (c)	34.0	40.0	26.0	27.0	22.0
Return of capital
During the five years to 30 June 2006 we undertook two off-market share buy-backs as part of our capital management strategy, returning $1,751 million (excluding associated costs) to shareholders. All ordinary shares bought back were subsequently cancelled.
Figure 12: Share buy back

Franked
	Number of			Buy-back	dividend	Capital
	ordinary			price per	component	component
	shares			share	per share	per share
Date	bought back	Cost		$	$	$
		Purchase	Transaction
		consideration	costs
		$ m	$ m
24 Nov 2003	238,241,174	1,001	8	4.20	2.70	1.50
15 Nov 2004	185,284,669	750	6	4.05	2.55	1.50

Telstra Corporation Limited and controlled entities
Remuneration report
Earnings
Our company’s earnings over the five years to 30 June 2006 are summarised in Figure 13.
Figure 13: Our 5 year earnings history

	Year ended	Year ended	Year ended	Year ended	Year ended
	30 June 2006	30 June 2005	30 June 2004	30 June 2003	30 June 2002
	$m	$m	$m(1)	$m(1)	$m(1)
Sales revenue	22,750	22,161	20,737	20,495	20,196
EBITDA	9,584	10,464	10,175	9,170	9,483
Net profit available to Telstra	3,181	4,309	4,118	3,429	3,661

(1)	During fiscal 2006, we adopted Australian equivalents to International Financial Reporting Standards (A-IFRS). We restated our comparative information for the year ended 30 June 2005. The previous financial years ended 30 June 2004, 30 June 2003 and 30 June 2002 are presented under the previous Australian Generally Accepted Accounting Principles (AGAAP).
Remuneration vs company performance
Telstra’s remuneration strategy aligns with the new business strategy by assigning clear transformational and operational targets with longer term objectives which will deliver increases in shareholder wealth.
As stated in our remuneration strategy, a significant proportion of the CEO and senior executives’ total remuneration depends on the achievement of specific short and long term targets.
STI results and payments
Financial measures have represented a significant percentage of the STI plan over the last five years and therefore financial performance has a direct impact on the rewards received through the plan. The financial measures:
•	provide a strong correlation with our ability to increase shareholder returns;

•	have a direct impact on our bottom line; and

•	are measures over which the executives can exercise control.
The average STI received by senior executives as a percentage of the maximum achievable payment for achieving those short term measures is reflected in Figure 14.
Figure 14: Average STI payment as a % of maximum payment

	Fiscal	Fiscal		Fiscal	Fiscal	Fiscal
	2006	2005		2004	2003	2002
STI received	73.8%	54.6	%(1)	31.4%	41.1%	57.6%

(1)	This includes both the cash and equity components for fiscal 2005. While the total equity component is included in determining the above percentage, the value of the rights to Telstra shares granted in fiscal 2005 will be reflected in remuneration over the following 3 years as the shares vest over their performance period.
The above calculation is made by aggregating the actual STI payments to the CEO and senior executives for the financial year and dividing that by the aggregate maximum achievable payments for those same executives. The result is then expressed as a percentage of the maximum achievable STI payment.

Telstra Corporation Limited and controlled entities
Remuneration report
Relationship between company performance and STI payments
Figure 15 demonstrates the relationship between the company’s performance in the form of EBITDA and the percentage of STI payments that were made in each fiscal year.
Figure 15: Relationship between company performance (EBITDA) and STI payments
LTI results and payments
Any LTI awarded to an executive is required to be reported in accordance with International Financial Reporting Standards (IFRS). This requires a value to be attributed to the LTI equity granted before vesting has occurred. That value is then amortised over the vesting period (ie the five-year performance period for fiscal 2006 allocations). However, as vesting of any equity allocated under the LTI plans is subject to a range of internal and external performance measures, senior executives may or may not ultimately derive any value from these equity instruments.
As at 30 June 2006 the vesting status of LTI equity is as follows:
Figure 16: LTI Status

Status of plan	Result	Next steps
The fiscal 2001 plans (September 2000 and March 2001*) did not meet the performance measure.	All instruments have lapsed.	The performance period for these plans expired in fiscal 2006 and both plans have ceased.

The fiscal 2002 plans (September 2001 and March 2002*) did not meet the performance measure in the first quarter of the performance period.	Half of all allocations lapsed.	For September 2001, the performance measures were subsequently achieved in fiscal 2005 and the remaining half of the allocations vested. The March 2002 plan performance measures are currently below the required performance hurdle.

The fiscal 2003 plan did not meet the performance hurdle in the first quarter of the performance period.	Half of all allocations lapsed.	The performance measures are currently below the required performance hurdle.

Fiscal 2004, 2005 and 2006 plans have yet to enter their respective performance periods.	No instruments have lapsed or vested yet.	Performance measures have not yet reached the assessment points.

*	March allocations were mid-cycle allocations to accommodate new executives.

Telstra Corporation Limited and controlled entities
Remuneration report
Details of senior executives’ remuneration
Detailed explanation of the various components of remuneration received by the CEO and senior executives in fiscal 2006.
In this section we set out the remuneration of our CEO and the senior executives who are key management personnel. These executives had authority and responsibility for planning, directing and controlling the activities of Telstra and its controlled entities during fiscal 2006. They also include the five highest remunerated executives.
Figure 17 sets out the short term employee benefits, post-employment benefits and share-based remuneration received during the fiscal year as calculated under applicable accounting standards. It also details the remuneration components of those senior executives who ceased employment with Telstra during fiscal 2006 and would otherwise have been included in this report.
Figure 18 sets out the details of the annual STI for fiscal 2006, and Figure 19 sets out the amortised value of the CEO and senior executive allocations under the LTI plans.
Remuneration received in fiscal 2006
The remuneration of our key management personnel (excluding non-executive directors) are set out in the following tables. In accordance with the requirements of AASB 124, the remuneration disclosures for fiscal 2006 only include remuneration relating to the portion of the relevant periods that each individual was considered a KMP. As a result this approach can distort year-on-year remuneration comparisons.
Termination payments to Dr Switkowski in fiscal 2006
As specified in the remuneration report for fiscal 2005 Dr Switkowski ceased employment with the company on 1 July 2005 and was entitled to receive termination payments in accordance with his employment contract including:
•	a termination payment of 12 months fixed remuneration — $2,092,000; and

•	accrued annual and long service leave — $1,059,526.42.
These payments have been aggregated and appear in Figure 17under “Termination benefits” in accordance with the prescribed accounting standards.
Dr Switkowski also received a payment of $1,961,000 under the 2004/05 STI plan. This payment is not included in Figure 17 as it has previously been disclosed in the remuneration report for fiscal 2005.
In addition, and consistent with last years remuneration report, Figure 21 shows Dr Switkowski’s retained allocations of equity under the Deferred Remuneration and LTI plans.

Telstra Corporation Limited and controlled entities
Remuneration report
Figure 17: Senior executives’ remuneration

Salary and Fees: Includes salary, salary sacrificed benefits (other than superannuation), leave provisions and fringe benefits tax	Short Term Incentives: Includes annual bonuses payable in relation to fiscal 2006	Non-monetary benefits: Such as the value of goods and services provided as well as expatriate benefits including medical insurance, housing, private air travel	Other equity: Performance rights, restricted shares & options granted under Telstra’s LTI plans. This includes amounts accrued for current and prior year LTI grants

						Post-		Other Long
						employment	Termination	term	Equity settled share-based
		Short term employee benefits				benefits	benefits	benefits	payments
									Short
			Short	Non-				Accrued	term
		Salary	term	monetary		Super-	Termination	long service	incentive	Deferred	Other	Total
Name		and Fees(1)	incentives(2)	benefits(3)	Other(4)	annuation(5)	benefits	leave	shares(6)	shares(7)	equity(8)	($)
Solomon Trujillo— Chief Executive Officer	Commenced 1 July 2005	2,987,861	2,581,200	—	1,745,011	1,012,139	—	75,000	—	—	309,305	8,710,516
Bruce Akhurst— Chief Executive Officer, Sensis	Ongoing	984,974	1,519,035	11,740	—	188,026	—	29,325	276,443	115,592	650,036	3,775,171
Kate McKenzie— Group Managing Director, Telstra Wholesale	Appointed GMD 16 Jan 2006	223,280	180,950	—	—	20,787	—	6,026	22,067	—	30,871	483,981
David Moffatt— Group Managing Director, Telstra Consumer Marketing & Channels	Ongoing	876,970	1,019,991	18,138	—	316,030	—	29,825	131,095	129,101	779,461	3,300,611
Deena Shiff— Group Managing Director, Telstra Business	Ongoing	645,857	768,951	6,062	—	116,643	—	20,000	155,829	37,438	214,391	1,965,171
John Stanhope— CFO and Group Managing Director Finance & Administration	Ongoing	919,499	655,412	9,668	—	101,001	—	25,825	126,792	76,968	335,804	2,250,969
David Thodey— Group Managing Director, Telstra Enterprise & Government	Ongoing	1,031,086	926,798	8,248	—	52,914	—	27,100	108,869	105,198	560,789	2,821,002
Gregory Winn— Chief Operating Officer	Commenced 11 Aug 2005	1,280,944	1,408,918	1,685	1,101,907	10,814	—	32,178	—	—	—	3,836,446
SUB—TOTAL		8,950,471	9,061,255	55,541	2,846,918	1,818,354	—	245,279	821,095	464,297	2,880,657	27,143,867

(1)	Salary and Fees: Includes salary, salary sacrificed benefits (other than superannuation), leave provisions and fringe benefits tax

(2)	Short Term Incentives: Includes annual bonuses payable in relation to fiscal 2006

(3)	Non-monetary benefits: Such as the value of goods and services provided as well as expatriate benefits including medical insurance, housing, private air travel

(4)	Other equity: Performance rights, restricted shares & options granted under Telstra’s LTI plans. This includes amounts accrued for current and prior year LTI grants

Telstra Corporation Limited and controlled entities
Remuneration report
Figure 17: Senior executives’ remuneration (cont.)

						Post		Other long
						employment	Termination	term	Equity settled share-based
		Short term employee benefits				benefits	benefits	benefits	payments
									Short
			Short	Non-				Accrued	term
		Salary	term	monetary		Super-	Termination	long service	Incentive	Deferred		Other		Total
Name		and Fees(1)	Incentives(2)	benefits(3)	Other(4)	annuation(5)	benefits	leave	shares(6)	shares(7)		equity(8)		($)

Past Employees
Zygmunt Switkowski	Ceased 1 July 2005	5,451	—	35	—	281	3,151,526 (9)	—	—	491,049	(10)	4,516	(11)	3,652,858
SUB-TOTAL		5,451	—	35	—	281	3,151,526	—	—	491,049		4,516		3,652,858

TOTAL		8,955,922	9,061,255	55,576	2,846,918	1,818,635	3,151,526	245,279	821,095	955,346		2,885,173		30,796,725

(1)	Includes salary, salary sacrifice benefits (excluding salary sacrifice superannuation which is included under Superannuation) and fringe benefits tax.

(2)	Short term incentive relates to performance in fiscal 2006 and is based on actual performance for Telstra and the individual.

(3)	Includes the benefit of interest-free loans under TESOP97 and TESOP99, the value of personal home security services provided by Telstra and the value of the personal use of products and services related to Telstra employment.

(4)	Includes payments made to executives on commencement of employment with Telstra and relocation payments made in accordance with their relocation agreement and which are classified as remuneration under the accounting standards.

(5)	Represents company contributions to superannuation as well as any additional superannuation contribution made through salary sacrifice by executives.

(6)	This represents the value of Short Term Incentive Shares allocated under the 2004/05 STI Equity plan whereby 50% of the STI payment was provided as shares to be distributed over 3 years at 12 month intervals. The values shown represent the annualised value for fiscal 2006 in accordance with the relevant accounting standards.

(7)	The value included in deferred shares relates to the current year amortised value of vested and unvested shares issued in fiscal 2003 and fiscal 2004 under the Deferred Remuneration Plan. The values shown represent the annualised value for fiscal 2006 in accordance with the relevant accounting standards

(8)	The value represents the annualised value of restricted shares, performance rights and options as detailed in figure 21. The executive only receives value if the performance hurdles are met.

(9)	Includes payments made on cessation of employment with Telstra in accordance with his employment contract. The payments include unused annual and long service leave and an eligible termination payment equal to 12 months fixed remuneration.

(10)	The value represents the remaining amortised value of deferred shares which has been brought forward due to the early vesting of Deferred Shares following separation from Telstra.

(11)	The value represents the pro-rated amortised value of restricted shares, options and performance rights following Dr Switkowski’s separation from Telstra on 1 July 2005.

Telstra Corporation Limited and controlled entities
Remuneration report
Figure 18: STI for fiscal 2006

(1) The minimum value of the STI may be $0 where the performance measures fail to meet the specified threshold levels.

(2) Where the actual STI payment is less than the maxidmum potential, (eg achieved performance was less than maximum performance level) the difference is forfeited and does not become payable in subsequent years.

	Maximum
	potential STI	Actual STI	% of the maximum
Name	($)	($)(1)	potential(2)
Solomon Trujillo	3,000,000 *	2,581,200	86.0%
Bruce Akhurst	1,642,200	1,519,035	92.5%
Kate McKenzie	241,041	180,950	75.1%
David Moffatt	1,670,200	1,019,991	61.1%
Deena Shiff	1,120,000	768,951	68.7%
John Stanhope	1,055,294	655,412	62.1%
David Thodey	1,517,600	926,798	61.1%
Gregory Winn	2,030,000	1,408,918	69.4%

*	$1,500,000 for strategic plan & $1,500,000 based on fiscal 2006 performance measures.
Tax Equalisation of foreign earned income
As prefaced in their employment contracts, Mr Trujillo and Mr Winn received re-imbursement for the additional personal income tax payable due to a double taxing in Australia and the United States as a result of the international taxation rules covering foreign earned income. This only applies for fiscal 2006 as changes to the international taxation provisions come into effect on 1 July 2006 and no further payments will be required.
Equity valuations
Figure 19 provides the amortised accounting value of all LTI equity instruments, including allocations of equity made from fiscal 2001 — 2006.
The senior executives have not received any monetary value from any of these equity grants apart from the September 2001 Performance Rights plan and the September 2002 Deferred Share plan (see Figure 20), either because the LTI performance measures were not satisfied during the performance period or the performance period is continuing. The value attributed to the unvested instruments allocated on 8 September 2000 and 16 March 2001 only reflects the notional value until 8 September 2005 and 16 March 2006, respectively, when they lapsed.
Where allocations have been made to the CEO and senior executives for fiscal 2002, 2003, 2004, 2005 and 2006 and have not yet vested, the CEO and senior executives may or may not derive any value from these allocations as they are still subject to performance measures and the performance period has not yet expired.

Telstra Corporation Limited and controlled entities
Remuneration report
Figure 19: Amortised accounting value of all LTI equity for fiscal 2006

	Amortised value of LTI equity allocations(1)(2)
		Performance
	Options	rights(3)	Restricted shares	Total
	($)	($)	($)	($)
Solomon Trujillo	—	309,305	—	309,305
Bruce Akhurst	290,185	354,513	5,338	650,036
Kate McKenzie	—	30,871	—	30,871
David Moffatt	367,050	391,010	21,401	779,461
Deena Shiff	82,016	131,691	684	214,391
John Stanhope	113,080	220,808	1,916	335,804
David Thodey	241,368	319,421	—	560,789
Gregory Winn	—	—	—	—
Zygmunt Switkowski(4)	1,743	2,737	36	4,516

(1)	The value of each instrument is calculated by applying option valuation methodologies as described in note 31 to the financial statements and is then amortised over the relevant vesting period. The values included in the table relate to the current year amortised value of all LTI instruments detailed as other equity in the remuneration table. The valuations used in current year disclosures are based on the same underlying assumptions as the previous year. Please refer to note 31 for details on our employee share plans.

(2)	Where a vesting scale is used, the table reflects the maximum achievable allocation.

(3)	The September 2002 plan failed to satisfy the performance measure in the first quarter of the performance period. In accordance with the terms of the plan half the maximum potential allocation of performance rights lapsed on 6 December 2005. Although an accounting value is recorded above, the executives received no value from this plan.

(4)	This represents the pro-rated amortised value of LTI instruments up to date of separation in accordance with accounting standards. These equity instruments are still subject to meeting performance hurdles and Dr Switkowski may or may not derive any value from these instruments.
Outstanding equity-based instruments
The accounting value and actual number of the CEO and senior executives’ performance rights, restricted shares and options that were granted, exercised and lapsed in fiscal 2006 are set out in Figure 20 and Figure 21. As the values shown in Figure 20 represent the accounting value, the executive may not have actually received these amounts. The value of lapsed instruments in Figure 20 is based on the accounting value. This value is included to address our reporting obligations only. Where these instruments lapse, there is no benefit at all to the executive, and therefore no transfer of any equity or equity-related instrument. All instruments that have lapsed were subjected to the external performance measure of Total Shareholder Return (TSR).

Telstra Corporation Limited and controlled entities
Remuneration report
Figure 20: Value of equity instruments granted, exercised and lapsed in fiscal 2006

					Aggregate of rights
					granted, exercised and
			Exercised	Lapsed	lapsed
	Granted during period (1)		($)	($)	($)
		% of Total
	($)	Remuneration(2)
Solomon Trujillo	2,482,011	28.5%	—	—	2,482,011
Bruce Akhurst	436,714	11.6%	—	—	436,714
Kate McKenzie	164,838	34.1%	—	—	164,838
David Moffatt	444,159	13.5%	—	—	444,159
Deena Shiff	297,846	15.2%	—	—	297,846
John Stanhope	384,589	17.1%	—	—	384,589
David Thodey	403,578	14.3%	—	—	403,578
Gregory Winn	—	—	—	—	—
Zygmunt Switkowski	—	—	—	—	—

(1)	This represents the accounting value at grant date of performance rights granted in fiscal 2006.

(2)	Total Remuneration is the sum of short term benefits, post employment benefits and share based payments detailed in Figure 19.
The actual number of LTI instruments that were granted, exercised and lapsed in fiscal 2006 is set out in Figure 21. Of the performance rights allocated in fiscal 2006, 100% of the allocations were granted and none were forfeited, lapsed or vested during fiscal 2006. However, all unvested equity instruments may lapse in future years if the performance measures are not satisfied.
Figure 21: Number of equity-based instruments — granted, vested, exercised and lapsed

							Vested
							but not
		Balance	Granted	Exercised	Lapsed	Balance at	exercised
		at 1 July	during	during	during	30 June	during
	Instrument	2005	period (1)	period	period (2)	2006 (3)	period (4)
Solomon Trujillo	Performance Rights	—	836,821	—	—	836,821	—
Bruce Akhurst	Performance Rights	473,600	147,240	59,000	66,900	494,940	—
	Restricted shares	39,000	—	—	39,000	—	—
	Options	805,000	—	—	188,000	617,000	—
	Deferred shares	135,300	—	66,900	—	68,400	—
	Incentive shares	—	120,967	—	—	120,967	—
Kate McKenzie	Performance Rights	36,000	55,576	—	—	91,576	—
	Restricted shares	—	—	—	—	—	—
	Options	—	—	—	—	—	—

Telstra Corporation Limited and controlled entities
Remuneration report

							Vested
							but not
		Balance	Granted	Exercised	Lapsed	Balance at	exercised
		at 1 July	during	during	during	30 June	during
	Instrument	2005	period (1)	period	period (2)	2006 (3)	period (4)
	Deferred shares	—	—	—	—	—	—
	Incentive shares	—	18,905	—	—	18,905	—
David Moffatt	Performance Rights	521,600	149,750	71,000	76,300	524,050	—
	Restricted shares	40,000	—	—	40,000	—	—
	Options	890,000	—	—	150,000	740,000	—
	Deferred shares	152,400	—	76,300	—	76,100	—
	Incentive shares	—	57,365	—	—	57,365	—
Deena Shiff	Performance Rights	151,600	100,420	17,000	19,800	215,220
	Restricted shares	5,000	—	—	5,000	—	—
	Options	202,200	—	—	24,200	178,000	—
	Deferred shares	42,300	—	19,800	—	22,500	—
	Incentive shares	—	68,188	—	—	68,188	—
John Stanhope	Performance Rights	290,000	129,666	23,000	23,800	372,866	—
	Restricted shares	14,000	—	—	14,000	—	—
	Options	310,000	—	—	69,000	241,000	—
	Deferred shares	73,200	—	23,800	—	49,400	—
	Incentive shares	—	55,482	—	—	55,482	—
David Thodey	Performance Rights	427,200	136,068	51,000	59,000	453,268	—
	Restricted shares	—	—	—	—	—	—
	Options	534,000	—	—	—	534,000	—
	Deferred shares	121,600	—	—	—	121,600	59,000
	Incentive shares	—	47,639	—	—	47,639	—
Greg Winn	—	—	—	—	—	—	—
Zygmunt Switkowski	Performance Rights	1,643,600	—	—	—	1,643,600	—
	Restricted shares	96,000	—	—	—	96,000	—
	Options	1,810,000	—	—	—	1,810,000	—
	Deferred shares	500,700	—	—	—	500,700	—

(1)	Instruments granted during fiscal 2006 relate to the annual LTI plan for fiscal 2006 and the STI plan for fiscal 2005.

(2)	No equity instruments granted during fiscal 2006 lapsed in fiscal 2006.

(3)	This represents the number of vested and unvested equity instruments which have not been exercised or lapsed as at 30 June 2006, or in the case of Dr Switkowski, the date of cessation with Telstra.

(4)	The number of instruments that vested during fiscal 2006 relate to the September 2002 Deferred Shares and had not been exercised at 30 June 2006.

Telstra Corporation Limited and controlled entities
Remuneration report
Contract arrangements
The key terms and conditions for the CEO and senior executive service contracts are set out in Figure 22.
A contract typically outlines the components of remuneration paid to the executive but does not prescribe how remuneration levels are to be modified from year to year.
Generally, contracts can be terminated by either the company or senior executive providing 6 months notice. Upon notice being given Telstra can require the executive to remain employed by Telstra for the notice period or terminate employment immediately by providing payment in lieu of notice.
Figure 22: Summary of contract arrangements for CEO and senior executives

		Fixed
	Term of	remuneration at	Additional
Name	agreement	30 June 2006	conditions	Notice Period(1)	Termination payment (2)
Solomon Trujillo	Ongoing	$3,000,000	nil	30 days	12 months(3)
Bruce Akhurst	Ongoing	$1,173,000	nil	6 months	12 months
Kate McKenzie	Ongoing	$530,000	nil	6 months	12 months
David Moffatt	Ongoing	$1,193,000	nil	6 months	12 months
Deena Shiff	Ongoing	$800,000	nil	6 months	12 months
John Stanhope	Ongoing	$1,033,000	nil	6 months	12 months
David Thodey	Ongoing	$1,084,000	nil	6 months	12 months
Gregory Winn	11 August	$1,450,000	$500,000 sign	3 months	6 months + pro-rata at
	2005 to		on bonus paid		target STI + pro-rata
	10 August		12 Sept 2005.		contract completion
	2007(4)		Contract		payment (where pro-rata
			completion		performance met)
			payments(5)
Zygmunt Switkowski	1 September	$2,092,000	nil	6 months	12 months
	2003 to
	31 December
	2007

(1)	Upon notice being given Telstra can require the executive to work through the notice period or terminate employment immediately by providing payment in lieu of notice.

(2)	Payment is calculated on fixed remuneration as at date of termination. There will be no payment if termination is a result of serious misconduct or redundancy (in which case Telstra’s redundancy policy applies).

(3)	A 24 month termination payment applied where Mr Trujillo’s employment was terminated in the first 12 months. As this period has now expired the standard 12 month termination payment will apply.

(4)	Where both parties mutually agree, the contract can be extended by 12 months until 8 August 2008. Where extended, and termination occurs between 2-3 years of employment, Mr. Winn is paid the lesser of: remaining fixed remuneration to completion or 6 months fixed remuneration and pro-rata 3rd year contract completion payment (where pro-rata performance is met).

(5)	Contract completion payments are in lieu of LTI participation (due to fixed term contract). Payment of up to $1.8m subject to performance against pre-determined measures. Where contract is extended an additional contract completion payment of $500,000 is available.

Telstra Corporation Limited and controlled entities
Remuneration report
Relocation costs associated with overseas senior executives
During the year the Board implemented significant changes to the executive management team. In addition to Solomon Trujillo joining Telstra as the Chief Executive Officer, a number of key executives were recruited to drive the major transformational changes required under the new business strategy.
Where executives have been recruited from overseas, appropriate reward to secure their employment was negotiated. This can include overseas relocation benefits in accordance with our relocation policies or the executives’ contract of employment.
The range of benefits and services provided to these senior executives under those arrangements may include:
•	travel to Australia for themselves and their immediate family on commencement;

•	a defined number of round-trip air tickets to their place of origin for themselves and their family;

•	furniture storage and removal costs;

•	rental assistance while in Australia for an initial period of time;

•	a relocation allowance to cover incidental and miscellaneous expenses;

•	health insurance;

•	tax advice; and

•	tax equalisation of foreign earned income.
Non-executive directors
Remuneration policy and strategy

In order to maintain their independence and impartiality, non-executive directors are remunerated with fees which are not linked to company performance. The total fee pool is approved by shareholders.
Our non-executive directors are remunerated in accordance with our constitution, which provides for the following:
•	an aggregate limit of fees is set and varied only by approval of a resolution of shareholders at the annual general meeting; and

•	the Board determines how those fees are allocated among the directors within the fee pool.
In recognition of the increased time and responsibility of non-executive directors, on 25 October 2005, shareholders approved an increase to the directors’ fee pool to $2,000,000 per annum (previously $1,320,000 per annum). As a result of this increase:
•	fees paid to Board members, including additional fees paid for service on Board committees were increased; and

•	existing retirement benefits to non-executive directors, employed before 1 July 2002, were integrated into the overall fee pool.

Telstra Corporation Limited and controlled entities
Remuneration report
In determining the required level for the fee pool and individual director fee levels, the Committee makes recommendations to the Board, and in the case of the fee pool, the Board makes a recommendation to shareholders, taking into account:
In determining the required level for the fee pool and individual director fee levels, the Committee makes recommendations to the Board, and in the case of the fee pool, the Board makes a recommendation to shareholders, taking into account:
•	the company’s existing remuneration policies;

•	independent professional advice;

•	the fee pools of other comparable companies (based on company size using market capitalisation);

•	fees paid to individual directors by comparable companies;

•	the general time commitment and responsibilities involved;

•	the risks associated with discharging the duties attaching to the role of director; and

•	the level of fees necessary to attract and retain directors of a suitable calibre.
In order to maintain their independence and impartiality, the remuneration of the non-executive directors is not linked to the performance of the company, except through their participation in the Directshare plan, which is explained below.
Remuneration structure

Non-executive directors receive a total remuneration package based on their role on the Board and their committee memberships. Non-executive directors must sacrifice at least 20% of their fees into Telstra shares to align their interests with those of our shareholders.
All Board and committee fees, including superannuation, paid to non-executive directors in fiscal 2006 remain within the new fee pool. Board and Committee fees were increased in fiscal 2006 to take into account the changes to retirement benefits made following the 2005 Annual General Meeting and prevailing market rates for directors’ fees. Following these increases the Board and Committee fees payable to directors in fiscal 2006 are set out below.
Board fees

	Chairman	Director

Board	$450,000	$130,000
Committee fees
Board members, excluding the Chairman, are paid the following additional fees for service on Board committees:

Committee	Chairman	Member

Audit Committee	$70,000	$35,000
Remuneration Committee	$14,000	$7,000
Nomination Committee	—	$7,000
Technology Committee	$7,000	$7,000
The Board considered these fees appropriate given the additional time requirements of committee members, the complex matters before the committees and, in the case of the Audit Committee, an increased number of committee meetings and governance requirements.

Telstra Corporation Limited and controlled entities
Remuneration report
Components of the total remuneration package (TRP)
The Board has determined that a non-executive director’s total remuneration will consist of three components: cash, shares (through the Directshare plan) and superannuation. Each year directors are asked to specify the allocation of their total remuneration between these three components, subject to the following conditions:
•	at least 30% must be taken as cash;

•	at least 20% must be taken as Directshares; and

•	the minimum superannuation guarantee contribution must be made, where applicable.
The Board will continue to periodically review its approach to the non-executive directors’ remuneration structure to ensure it compares with general industry practice and best practice principles of corporate governance.
Equity compensation – Directshare
Directshare aims to encourage a longer-term perspective and to align the directors’ interests with those of our shareholders.
Through our Directshare plan, non-executive directors are required to sacrifice a minimum of 20% of their TRP towards the acquisition of restricted Telstra shares. The shares are purchased on-market and allocated to the participating non-executive director at market price. The shares are held in trust and are unable to be dealt with for 5 years unless the participating director ceases to be a director of Telstra.
If a non-executive director chooses to increase their participation in the Directshare plan, they take a greater percentage of TRP in Telstra shares, and their cash component is reduced. As the allocation of Directshares is simply a percentage of the non-executive director’s TRP, it is not subject to the satisfaction of a performance measure.
Directors are restricted from entering into arrangements which effectively operate to limit the economic risk of their shareholdings allocated under the Directshare plan during the period the shares are held in trust.
Superannuation
Mandatory superannuation contributions are included as part of each director’s total remuneration. Directors may choose to increase the proportion of their remuneration taken as superannuation, subject to legislative requirements.
Retirement benefits
In accordance with good corporate governance practice, we do not provide retirement benefits for directors appointed after 30 June 2002. However, non-executive directors appointed before that date were eligible to receive retirement benefits on retiring as a director.
At the annual general meeting on 25 October 2005, we explained that as a result of the increase in the directors’ fee pool, retirement benefits would cease to accrue. This means that directors who were appointed before 30 June 2002 will receive cash equal to the benefits accrued to 25 October 2005. These benefits will be indexed by reference to changes in Telstra’s share price between that date and the date the director’s retirement takes effect.

Telstra Corporation Limited and controlled entities
Remuneration report
This approach:
•	aligns directors’ interests with those of stakeholders and with the long term success of the company;

•	subjects the value of the retirement benefit to movement in Telstra’s share price and dividend payments; and

•	maintains the principle that this payment be made when the director retires, rather than provide an early cash payout of the retirement benefits at the time these arrangements were approved.
Figure 23 shows the increase in retirement benefits payable to non-executive directors appointed before 30 June 2002 and the value of the payment to the director if he or she had retired on 30 June 2006.
Figure 23: Non-executive directors – increases in retirement benefits

					Payment to
		Increase in value		Indexed increase	director if he/she
	Balance as at	to	Total value to	in value to	had retired on
	2005	25 October 05	25 October 05	30 June 06	30 June 2006 (1)
	(a)	(b)	(a) + (b)	(c) - (a)	(c)
Name	($)	($)	($)	($)	($)
Donald G McGauchie	340,673	76,169	416,842	60,094	400,767
John E Fletcher	126,138	13,829	139,967	8,437	134,575 (2)
Belinda J Hutchinson	103,794	16,584	120,378	11,943	115,737
Catherine B Livingstone	143,074	18,059	161,133	11,849	154,923
Charles Macek	117,949	17,315	135,264	12,099	130,048
John W Stocker	342,176	27,273	369,449	13,026	355,202

(1)	The value is calculated by multiplying the number of notional shares plus additional notional sharesallocated for re-invested dividends by $3.68 being the volume weighted average price of Telstra shares traded on 30 June 2006.

(2)	John Fletcher resigned as a director on 30 June 2006 and was paid this amount in accordance with the retirmenet benefit policy. This amount is also included as a termination payment in Figure 24.
Other benefits
Directors also receive reimbursement for reasonable travelling, accommodation and other expenses incurred in travelling to or from meetings of the Board or committees, or when otherwise engaged on company business. We also provide directors with telecommunications and other services and equipment to assist them in performing their duties. From time to time, we may also make products and services available to directors without charge to allow them to familiarise themselves with our products and services and with recent technological developments.
To the extent any of these items are considered a personal benefit to a director, the value of the benefit is included in the “non-monetary benefits” column in Figure 24.

Telstra Corporation Limited and controlled entities
Remuneration report
Details of non-executive directors’ remuneration
Figure 24 provides the details of all remuneration paid to our non-executive directors in fiscal 2006.
Figure 24: Non-executive directors – details of remuneration

								Equity
								settled
					Post-employment		Termination	share-based
		Short term employee benefits			benefits		benefits	payments
			Non-
		Salary and	monetary		Super-	Retirement	Termination
Name		Fees(1)	benefits(2)	Other	annuation	benefits	benefits(3)	Direct share	Total
Donald G McGauchie	Ongoing	312,236	3,078	—	12,158	60,094	—	81,099	468,665
Chairman

John T Ralph (4)	Retired COB	17,474	380	—	(5)	—	462,548	—	480,402
Deputy Chairman	11 Aug 2005

Anthony J Clark (4)	Retired COB	9,015	458	—	970	—	278,846	—	289,289
Director	11 Aug 2005

John E Fletcher (6)	Resigned	94,209	2,775	—	8,056	—	134,575	26,422	266,037
Director	COB 30 June
	2006

Belinda J Hutchinson	Ongoing	100,611	2,288	—	18,551	11,943	—	29,740	163,133
Director

Catherine Livingstone	Ongoing	113,063	2,288	—	10,998	11,849	—	31,015	169,213
Director

Charles Macek	Ongoing	123,032	2,748	—	11,227	12,099	—	33,565	182,671
Director

John W Stocker	Ongoing	110,817	2,288	—	39,006	13,026	—	37,390	202,527
Director

Peter Willcox (7)	Commenced	11,872	—	—	1,069	—	—	3,235	16,176
Director	17 May 2006

John Zeglis (7)	Commenced	12,941	—	—	—	—	—	3,235	16,176
Director	17 May 2006

Total		905,270	16,303	—	102,035	109,011	875,969	245,701	2,254,289

(1)	Includes fees for membership on Board committees.

(2)	Includes the value of the personal use of products and services.

(3)	These payments relate to eligible retirement benefits payable on cessation as Directors of Telstra.

(4)	Mr Ralph and Mr Clark retired as Directors of Telstra effective 11 August 2005.

(5)	Under current superannuation legislation Mr Ralph did not receive superannuation benefits as he had passed his 70th birthday.

(6)	Mr Fletcher resigned as a Director of Telstra on 30 June 2006.

(7)	Mr Willcox and Mr Zeglis were appointed Directors on 17 May 2006. Mr Zeglis is based in the United States.

There are no individual contracts for service with our non-executive directors other than as described above in relation to post-employment benefits.

Telstra Corporation Limited and controlled entities
Telstra Corporation Limited and controlled entities
Australian Business Number (ABN): 33 051 775 556
Financial Report
as at 30 June 2006

Telstra Corporation Limited and controlled entities
Income Statement
for the year ended 30 June 2006

		Telstra Group			Telstra Entity
		Year ended 30 June			Year ended 30 June
		2006	2006	2005	2006	2005
	Note	$m	US$m	$m	$m	$m

Income
Revenue (excluding finance income)	6	22,772	16,904	22,181	20,485	19,831
Other income	6	328	243	261	163	133

		23,100	17,147	22,442	20,648	19,964

Expenses
Labour	7	4,364	3,239	3,858	3,483	3,082
Goods and services purchased	7	4,730	3,511	4,211	3,305	2,958
Other expenses	7	4,427	3,286	3,815	4,562	3,478

		13,521	10,036	11,884	11,350	9,518

Share of net (gain)/loss from jointly controlled and associated entities	30	(5)	(4)	94	—	—

		13,516	10,032	11,978	11,350	9,518

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)		9,584	7,115	10,464	9,298	10,446
Depreciation and amortisation	7	4,087	3,034	3,529	3,657	3,206

Earnings before interest and income tax expense (EBIT)		5,497	4,081	6,935	5,641	7,240

Finance income	6	66	49	83	63	101
Finance costs	7	1,002	744	963	985	943

Net finance costs		936	695	880	922	842

Profit before income tax expense		4,561	3,386	6,055	4,719	6,398

Income tax expense	9	1,380	1,024	1,746	1,482	1,882

Profit for the year		3,181	2,362	4,309	3,237	4,516

Earnings per share (cents per share)		cents	US cents	cents

Basic	3	25.7	19.0	34.7
Diluted	3	25.7	19.0	34.6

Total dividends declared (cents per share)	4	34.0	25.0	40.0

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Balance Sheet
as at 30 June 2006

		Telstra Group			Telstra Entity
		As at 30 June			As at 30 June
		2006	2006	2005	2006	2005
	Note	$m	US$m	$m	$m	$m

Current assets
Cash and cash equivalents	10	689	511	1,548	474	1,368
Trade and other receivables	11	3,701	2,747	3,549	3,344	3,538
Inventories	12	224	166	232	175	194
Derivative financial assets	16	21	16	4	21	4
Prepayments		244	181	249	172	173

Total current assets		4,879	3,621	5,582	4,186	5,277

Non current assets
Trade and other receivables	11	87	65	97	127	115
Inventories	12	20	15	15	20	15
Investments — accounted for using the equity method	13	23	17	48	18	41
Investments — other	13	—	—	—	5,953	6,136
Property, plant and equipment	14	23,622	17,535	22,891	21,765	21,223
Intangibles	15	6,123	4,545	6,329	2,465	2,751
Deferred tax assets	9	1	1	2	—	—
Derivative financial assets	16	391	290	—	391	—
Defined benefit assets	28	1,029	764	247	1,004	242

Total non current assets		31,296	23,232	29,629	31,743	30,523

Total assets		36,175	26,853	35,211	35,929	35,800

Current liabilities
Trade and other payables	17	3,570	2,650	2,807	3,065	1,956
Borrowings	18	1,969	1,462	1,507	3,374	3,892
Current tax liabilities		428	318	534	400	519
Provisions	19	737	547	421	679	356
Derivative financial liabilities	20	12	9	11	12	11
Revenue received in advance		1,170	868	1,132	919	912

Total current liabilities		7,886	5,854	6,412	8,449	7,646

Non current liabilities
Trade and other payables	17	197	146	250	65	61
Borrowings	18	11,409	8,469	10,941	11,376	10,907
Deferred tax liabilities	9	1,704	1,265	1,804	1,832	1,961
Provisions	19	974	723	894	924	837
Derivative financial liabilities	20	768	570	864	768	864
Revenue received in advance		405	301	388	400	381

Total non current liabilities		15,457	11,474	15,141	15,365	15,011

Total liabilities		23,343	17,328	21,553	23,814	22,657

Net assets		12,832	9,525	13,658	12,115	13,143

Equity
Share capital	21	5,569	4,134	5,536	5,569	5,536
Reserves	22	(160)	(119)	(153)	210	194
Retained profits	23	7,177	5,327	8,273	6,336	7,413

Equity available to Telstra Entity shareholders		12,586	9,342	13,656	12,115	13,143
Minority interests	23	246	183	2	—	—

Total equity		12,832	9,525	13,658	12,115	13,143

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Statement of Recognised Income and Expense
for the year ended 30 June 2006

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2006	2006	2005	2006	2005
	$m	US$m	$m	$m	$m

Foreign currency translation reserve
Equity accounting our interest in jointly controlled and associated entities	1	1	(2)	—	—
Translation of financial statements of non-Australian controlled entities	(36)	(27)	(193)	—	—

Cash flow hedging reserve
Net hedging gains recognised directly in equity	327	243	—	327	—
Net hedging gains removed from equity and included in profit for the year	(420)	(312)	—	(421)	—

General reserve
Equity accounting our interest in jointly controlled and associated entities	—	—	5	—	—

Retained profits
Actuarial gain/(loss) on our defined benefit plans	958	711	(90)	945	(85)

	830	616	(280)	851	(85)
Income tax on equity items	(256)	(190)	24	(256)	24

Net income/(expense) recognised directly in equity	574	426	(256)	595	(61)
Profit for the year	3,181	2,362	4,309	3,237	4,516

Total recognised income for the year	3,755	2,788	4,053	3,832	4,455

Effects of changes in accounting policy attributable to Telstra Entity	74	55	1,223	77	737

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Statement of Cash Flows
for the year ended 30 June 2006

		Telstra Group			Telstra Entity
		Year ended 30 June			Year ended 30 June
		2006	2006	2005	2006	2005
	Note	$m	US$m	$m	$m	$m

Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax (GST))		25,229	18,779	24,526	21,928	21,343
Payments to suppliers and to employees (inclusive of GST)		(14,785)	(11,026)	(13,848)	(11,754)	(11,079)

Net cash generated by operations		10,444	7,753	10,678	10,174	10,264
Income taxes paid		(1,882)	(1,397)	(1,718)	(1,863)	(1,712)

Net cash provided by operating activities	24	8,562	6,356	8,960	8,311	8,552

Cash flows from investing activities
Payments for:
- property, plant and equipment		(3,636)	(2,699)	(2,995)	(3,483)	(2,715)
- intangibles		(619)	(459)	(544)	(502)	(460)

Capital expenditure (before investments)		(4,255)	(3,158)	(3,539)	(3,985)	(3,175)
- shares in controlled entities (net of cash acquired)	24	(43)	(32)	(573)	(27)	(28)
- payments for other investments		(5)	(4)	(17)	—	(6)

Total capital expenditure		(4,303)	(3,194)	(4,129)	(4,012)	(3,209)
Proceeds from:
- sale of property, plant and equipment		50	37	68	72	79
- sale of shares in controlled entities		4	3	—	—	—
- sale of other investments		89	66	176	89	164
Net proceeds from CSL New World Mobility merger	24	42	31	—	—	—
Issue of additional shares by controlled entities		6	4	—	—	—
Redemption of PCCW converting note		—	—	76	—	76
Proceeds from share buy-back by jointly controlled and associated entities		34	25	—	34	—
Loan to jointly controlled and associated entities		—	—	(37)	—	—
Interest received		66	49	78	63	79
Dividends received		—	—	2	—	1

Net cash used in investing activities		(4,012)	(2,979)	(3,766)	(3,754)	(2,810)

Operating cash flows less investing cash flows		4,550	3,377	5,194	4,557	5,742

Cash flows from financing activities
Proceeds from borrowings		8,641	6,413	6,433	8,680	6,611
Proceeds from Telstra bonds		—	—	983	—	983
Repayment of borrowings		(7,624)	(5,659)	(5,735)	(7,703)	(6,478)
Repayment of Telstra bonds		(517)	(384)	(272)	(517)	(272)
Repayment of finance lease principal amounts		(7)	(5)	(16)	(6)	(11)
Staff repayments of share loans		24	18	19	24	19
Purchase of shares for employee share plans	21	(6)	(4)	—	(6)	—
Finance costs paid		(940)	(698)	(879)	(953)	(892)
Dividends paid	4	(4,970)	(3,689)	(4,124)	(4,970)	(4,124)
Share buy-back	21	—	—	(756)	—	(756)

Net cash used in financing activities		(5,399)	(4,008)	(4,347)	(5,451)	(4,920)

Net increase/(decrease) in cash		(849)	(631)	847	(894)	822
Foreign currency translation on opening balances		4	3	(3)	—	—
Cash at the beginning of the year		1,534	1,139	690	1,368	546

Cash at the end of the year	24	689	511	1,534	474	1,368

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements
1. Basis of preparation
In this financial report, we, us, our, Telstra and the Telstra Group — all mean Telstra Corporation Limited, an Australian corporation and its controlled entities as a whole. Telstra Entity is the legal entity, Telstra Corporation Limited.
Our financial or fiscal year ends on 30 June. Unless we state differently the following applies;
•	year, fiscal year or financial year means the year ended 30 June;

•	balance date means the date 30 June; and

•	2006 means fiscal 2006 and similarly for other fiscal years.
The financial report of the Telstra Group and the Telstra Entity for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the Telstra Board of Directors on 10 August 2006.
The principal accounting policies used in preparing the financial report of the Telstra Group and the Telstra Entity are listed in note 2 to our financial statements.
1.1 Basis of preparation of the financial report
This financial report is a general purpose financial report prepared in accordance with the requirements of the Australian Corporations Act 2001 and Accounting Standards applicable in Australia.
Both the functional and presentation currency of the Telstra Entity and its Australian controlled entities is Australian dollars. The functional currency of certain non Australian controlled entities is not Australian dollars. As a result, the results of these entities are translated to Australian dollars for presentation in the Telstra Group financial report.
This financial report is prepared in accordance with historical cost, except for some categories of investments, which are equity accounted and some financial assets and liabilities (including derivative instruments) which are recorded at fair value. Cost is the fair value of the consideration given in exchange for net assets acquired.
In preparing this financial report, we are required to make judgements and estimates that impact:
•	income and expenses for the year;

•	the reported amounts of assets and liabilities; and

•	the disclosure of off balance sheet arrangements, including contingent assets and contingent liabilities.
We continually evaluate our judgements and estimates. We base our judgements and estimates on historical experience, various other assumptions we believe to be reasonable under the circumstances and, where appropriate, practices adopted by international telecommunications companies.
Actual results may differ from our estimates in the event that the scenarios on which our judgements are based prove to be different.
1.2 Statement of compliance
This financial report complies with Accounting Standards applicable in Australia, which include Australian equivalents to International Financial Reporting Standards (A-IFRS). Compliance with A-IFRS ensures that the Telstra Group and Telstra Entity financial statements and notes comply with International Financial Reporting Standards (IFRS). The financial statements of Telstra Entity are considered separate financial statements.
This is our first full year financial report prepared in accordance with A-IFRS. AASB 1: “First time adoption of Australian equivalents to International Financial Reporting Standards” (AASB 1) has been applied in preparing this financial report. Our financial reports up to 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from A-IFRS.
When preparing this financial report we have amended certain accounting and valuation methods applied in the previous AGAAP financial statements to comply with A-IFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. We have taken the exemption available under AASB 1 to only apply AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139), from 1 July 2005. In addition, we have elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132.
Reconciliations and descriptions of the impact of the transition to A-IFRS on the Telstra Group and Telstra Entity’s income statement, balance sheet and statement of cash flow are provided in note 36.
1.3 Clarification of terminology used in our income statement
Under the requirements of AASB 101: “Presentation of Financial Statements”, we must classify all of our expenses (apart from any finance costs and our share of net (gain)/loss from jointly controlled and associated entities) according to either the nature (type) of the expense or the function (activity to which the expense relates). We have chosen to classify our expenses using the nature classification as it more accurately reflects the type of operations we undertake.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Basis of preparation (continued)
1.3 Clarification of terminology used in our income statement (continued)
Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our profit for the year prior to including the effect of net finance costs, income taxes, depreciation and amortisation. We believe that EBITDA is a relevant and useful financial measure used by management to measure the company’s operating profit.
Our management uses EBITDA, in combination with other financial measures, primarily to evaluate the company’s operating performance before financing costs, income tax and non-cash capital related expenses. In consideration of the capital intensive nature of our business, EBITDA is a useful supplement to net income in understanding cash flows generated from operations that are available for payment of income taxes, debt service and capital expenditure.
In addition, we believe EBITDA is useful to investors because analysts and other members of the investment community largely view EBITDA as a key and widely recognised measure of operating performance.
Earnings before interest and income tax expense (EBIT) is a similar measure to EBITDA, but takes into account the effect of depreciation and amortisation.
When a specific item from continuing operations is of such a size, nature or incidence that its disclosure is relevant in explaining our operating performance for the reporting period, its nature and amount is disclosed separately in note 7(b).
1.4 Adoption of accounting standards before their application date
Certain new accounting standards and Urgent Issues Group (UIG) interpretations have been issued with an application date after the year ended 30 June 2006. As a result, these accounting standards and UIG interpretations are not mandatory for adoption in our financial report for the year ended 30 June 2006.
Under subsection 334(5) of the Corporations Act 2001, we elected to early adopt the following accounting standards before the application date:
•	AASB 119: “Employee Benefits (issued December 2004)”(AASB 119); and

•	AASB 7: “Financial Instruments: Disclosures” (AASB 7).
Due to the early adoption of the revised AASB 119, we also elected to adopt the related omnibus accounting standard, AASB 2005-3: “Amendments to Australian Accounting Standards”. Our comparatives for the year ended 30 June 2005 were fully restated for these accounting standards in accordance with AASB 1.
Due to the early adoption of AASB 7, we also elected to adopt the related omnibus accounting standard, AASB 2005-10: “Amendments to Australian Accounting Standards”. We have taken the exemption available under AASB 1 to only apply these standards from 1 July 2005.
1.5 United States generally accepted accounting principles (USGAAP)
This financial report combines the disclosure requirements for both A-IFRS and United States Generally Accepted Accounting Principles (USGAAP). Note 37 contains a reconciliation of the major differences between our financial report prepared under A-IFRS and USGAAP.
This financial report has been prepared using our presentation currency, Australian dollars (A$). For the convenience of readers outside Australia we have converted our financial statements and USGAAP disclosures from A$ to US$ for fiscal 2006.
These conversions appear under columns headed “US$m” and represent rounded millions of US dollars. The conversion has been made using the noon buying rate in New York City for cable transfers in non-US currencies. This rate is certified for custom purposes by the Federal Reserve Bank of New York. The rate on 30 June 2006 was A$1.00 = US$0.7423.
These conversions are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.
1.6 Recently issued accounting standards to be applied in Australia in future reporting periods
The accounting standards and UIG interpretation that have not been early adopted for the year ended 30 June 2006, but will be applicable to the Telstra Group and Telstra Entity in future reporting periods are detailed below. Apart from these standards, we have considered other accounting standards that will be applicable in future periods, however they have been considered insignificant to Telstra.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Basis of preparation (continued)
1.6 Recently issued accounting standards to be applied in Australia in future reporting periods (continued)
Lease arrangements
UIG 4: “Determining Whether an Arrangement Contains a Lease” (UIG 4) is applicable to annual reporting periods beginning on or after 1 January 2006. We will apply this interpretation in our financial report for the half-year ended 31 December 2006. A related omnibus standard AASB 2005-5: “Amendments to Australian Accounting Standards” will also be adopted for the half-year ended 31 December 2006.
UIG 4 requires entities to assess whether the arrangements they enter into contain leases. An arrangement contains a lease if fulfilment of the arrangement is dependent on the use of specific assets and it conveys a right to use those assets to the customer. The lease component of the arrangement is then separated and accounted for as either a finance or operating lease depending on the nature of the arrangement. Under our current accounting policy we do not separately account for leases that are embedded within our service agreements.
UIG 4 will align our accounting under A-IFRS to our policy adopted under USGAAP (refer to note 37(p)). However, our USGAAP policy is only applied to arrangements that were entered into or modified after 1 July 2003. UIG 4 is applicable to all arrangements in existence as of the transition date.
Financial guarantees
AASB 2005-9: “Amendments to Australian Accounting Standards” is applicable to annual reporting periods beginning on or after 1 January 2006. We will apply this interpretation in our financial report for the half-year ended 31 December 2006.
These amendments require that liabilities arising from the issue of financial guarantee contracts be recognised on the balance sheet. Management has not yet determined the effect the adoption of these amendments will have on our balance sheet, income statement or statement of cashflows.
1.7 Rounding
All dollar amounts in this financial report (except where indicated) have been rounded to the nearest million dollars ($m) for presentation. This has been done in accordance with Australian Securities and Investments Commission (ASIC) Class Order 98/100, dated 10 July 1998, issued under section 341(1) of the Corporations Act 2001.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies
2.1 Change in accounting policies
The following accounting policy changes occurred during fiscal 2006:
The transition to Australian equivalents to International Financial Reporting Standards (A-IFRS) resulted in changes to a number of our accounting policies. The accounting policies set out below have been applied in preparing the financial report for the year ended 30 June 2006, the comparative information presented in these financial statements and in the preparation of the opening A-IFRS balance sheet as at 1 July 2004, except for the accounting policies in respect of financial instruments.
Reconciliations and descriptions of the impact of the transition to A-IFRS on the Telstra Group and Telstra Entity’s income statement, balance sheet and statement of cash flow are provided in note 36.
There were no accounting policy changes during fiscal 2005.
Accounting policies
2.2 Principles of consolidation
The consolidated financial report includes the assets and liabilities of the Telstra Entity and its controlled entities as a whole as at the end of the year and the consolidated results and cash flows for the year. The effect of all intergroup transactions and balances are eliminated in full from our consolidated financial statements.
Where we do not control an entity for the entire year, results and cash flows for those entities are only included from the date on which control commences, or up until the date on which there is a loss of control.
Our consolidated retained profits include retained profits/ accumulated losses of controlled entities from the time they became a controlled entity until control ceases. Minority interests in the results and equity of controlled entities are shown separately in our consolidated income statement and consolidated balance sheet.
The financial statements of controlled entities are prepared for the same reporting period as the Telstra Entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies.
An entity is considered to be a controlled entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity so as to obtain benefits from its activities.
We account for the acquisition of our controlled entities using the purchase method of accounting. This involves recognising the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair value at the date of acquisition. Any excess of the cost of acquisition over our interest in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities is recognised as goodwill.
2.3 Foreign currency translation
(a) Transactions and balances
Foreign currency transactions are converted into the relevant functional currency at market exchange rates applicable at the date of the transactions. Amounts payable or receivable in foreign currencies at balance date are converted into the relevant functional currency at market exchange rates at balance date. Any currency translation gains and losses that arise are included in our profit or loss for the year. Where we enter into a hedge for a specific expenditure commitment or for the construction of an asset, hedging gains and losses are accumulated in equity over the period of the hedge and are transferred to the carrying value of the asset upon completion, or included in the income statement at the same time as the discharge of the expenditure commitment.
(b) Translation of financial reports of foreign operations that have a functional currency that is not Australian dollars.
The consolidated financial statements are presented in Australian dollars, which is the functional and presentation currency of Telstra Corporation Limited.
Our operations include subsidiaries, associates, and jointly controlled entities, the activities and operations of which are in an economic environment where the functional currency is not Australian dollars. The financial statements of these entities are translated to Australian dollars (our presentation currency) using the following method:
•	assets and liabilities are translated into Australian dollars using market exchange rates at balance date;
•	equity at the date of investment is translated into Australian dollars at the exchange rate current at that date. Movements post-acquisition (other than retained profits/ accumulated losses) are translated at the exchange rates current at the dates of those movements;
•	income statements are translated into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions, which are translated at the exchange rate that existed on the date of the transaction; and

•	currency translation gains and losses are recorded in the foreign currency translation reserve.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.3 Foreign currency translation (continued)
Exchange differences relating to foreign currency monetary items forming part of the net investment in our entities operating in an economic environment where the functional currency is not Australian dollars, together with related tax effects, are eliminated against the foreign currency translation reserve in our consolidated financial statements.
Where we hedge our investment in entities which are in an economic environment where the functional currency is not Australian dollars, the gains or losses on the hedging instrument are recognised in the foreign currency translation reserve until we dispose of the operation, at which time the cumulative gains and losses are transferred to the income statement.
Upon disposal or partial disposal of a foreign operation, the balance of the foreign currency translation reserve relating to the entity, or the part disposed of, is transferred to the income statement and becomes part of the gain or loss on sale.
2.4 Cash and cash equivalents
Cash includes cash at bank and on hand, bank deposits, bills of exchange and commercial paper with an original maturity date not greater than three months.
Bank deposits are recorded at amounts to be received.
Bills of exchange and commercial paper are classified as ‘available-for-sale’ financial assets and are therefore held at fair value. The carrying amount of these assets approximates their fair value due to the short term to maturity.
The statement of cash flow discloses cash net of outstanding bank overdrafts where applicable.
2.5 Trade and other receivables
Telstra has elected to apply the option available under AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1) of adopting AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139) from 1 July 2005. Outlined below are the relevant accounting policies for trade and other receivables applicable for the years ending 30 June 2006 and 30 June 2005.
Trade debtors and other receivables are initially recorded at the fair value of the amounts to be received and are subsequently measured at amortised cost.
An allowance for doubtful debts is raised based on a review of outstanding amounts at balance date. Bad debts specifically provided for in previous years are eliminated against the allowance for doubtful debts. In all other cases, bad debts are written off as an expense directly in the income statement.
2.6 Inventories
Our finished goods include goods available for sale, and material and spare parts to be used in constructing and maintaining the telecommunications network. We value inventories at the lower of cost and net realisable value.
We allocate cost to the majority of inventory items on hand at balance date using the weighted average cost basis. For the remaining quantities on hand, actual cost is used where the item was purchased for use in a particular asset or project, and the ‘first in first out’ basis is used for materials purchased for production of directories.
Net realisable value of items expected to be sold is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs incurred in marketing, selling and distribution. It approximates fair value less costs to sell.
Net realisable value of items expected to be consumed, for example used in the construction of another asset, is the net value expected to be earned through future use.
2.7 Construction contracts
(a) Valuation
We record construction contracts in progress at cost (including any profits recognised) less progress billings and any provision for foreseeable losses.
Cost includes:
•	both variable and fixed costs directly related to specific contracts;
•	amounts which can be allocated to contract activity in general and which can be allocated to specific contracts on a reasonable basis; and
•	costs expected to be incurred under penalty clauses, warranty provisions and other variances.
Where a significant loss is estimated to be made on completion, a provision for foreseeable losses is brought to account and recorded against the gross amount of construction work in progress.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.7 Construction contracts (continued)
(b) Recognition of profit
Profit is recognised on an individual project basis using the percentage of completion method. The percentage of completion is calculated based on estimated costs of completion, refer to note 2.18(d) for further details.
Profits are recognised when:
•	the stage of contract completion can be reliably determined;
•	costs to date can be clearly identified; and
•	total contract revenues to be received and costs to complete can be reliably estimated.
(c) Disclosure
The construction work in progress balance is recorded in current inventories after deducting progress billings. Where progress billings exceed the balance of construction work in progress, the net amount is shown as a current liability within trade and other payables.
2.8 Assets classified as held for sale
Non current assets are classified as held for sale if the carrying amount is to be recovered principally through a sale transaction, rather than through continuing use. We only classify an asset as held for sale if it is available for immediate sale in its present condition subject to only usual and customary terms, and its sale is highly probable.
We record held for sale assets at the lower of the carrying amount and fair value less costs to sell. An impairment loss is recognised for any initial or subsequent write down of the assets to fair value less costs to sell. We do not depreciate or amortise these assets while they are classified as held for sale.
2.9 Investments
(a) Controlled entities
Investments in controlled entities are recorded at cost less impairment of the investment value.
Where we hedge the value of our investment in an overseas controlled entity, the hedge is accounted for in accordance with note 2.26.
(b) Jointly controlled and associated entities
(i) Jointly controlled entities
A jointly controlled entity is a contractual arrangement (in the form of an entity) whereby two or more parties take on an economic activity which is governed by joint control. Joint control involves the contractually agreed sharing of control over an entity where two or more parties must consent to all major decisions. Our interests in jointly controlled entities, including partnerships, are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.
Under the equity method of accounting, we adjust the initial recorded amount of the investment for our share of:
•	profits or losses for the year after tax since the date of investment;

•	reserve movements since the date of investment;

•	unrealised profits or losses;

•	dividends or distributions received; and

•	deferred profit brought to account.
Our share of all of these items, apart from dividends or distributions received and reserves, is recorded in the income statement.
Where the equity accounted amount of our investment in an entity falls below zero, we suspend the equity method of accounting and record the investment at zero. When this occurs, the equity method of accounting does not recommence until our share of profits and reserves exceeds the cumulative prior years share of losses and reserve reductions.
Where we have long term assets that in substance form part of our investment in equity accounted interests and the equity accounted amount of investment falls below zero, we reduce the value of the assets in proportion with our cumulative losses.
(ii) Associated entities
Where we hold an interest in the equity of an entity, generally of between 20% and 50%, and are able to apply significant influence to the decisions of the entity, that entity is an associated entity. Associated entities are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.9 Investments (continued)
(c) Jointly controlled assets
A jointly controlled asset involves the joint control of one or more assets acquired and dedicated for the purpose of a joint venture. The assets are used to obtain benefits for the venturers. Where the asset is significant we record our share of the asset. We record expenses based on our percentage ownership interest of the jointly controlled asset.
(d) Listed securities and investments in other corporations
We have elected to apply the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139.
Our investments in listed securities and in other corporations are classified as ‘available-for-sale’ financial assets and as such are measured at fair value at each reporting date.
Net fair values of our investments are calculated on the following bases:
•	for listed securities traded in an organised financial market, we use the current quoted market bid price at balance date; and
•	for investments in unlisted entities whose securities are not traded in an organised financial market, we establish fair value by using valuation techniques, including reference to discounted cash flows and fair values of recent arms length transactions involving the same instruments or other instruments that are substantially the same.
We remeasure the fair value of our investments in listed securities and other corporations at each reporting date. Any gains or losses are recognised in equity until we dispose of the investment, or we determine it to be impaired, at which time we transfer all cumulative gains and losses to the income statement.
2.10 Impairment
(a) Non-financial assets
Our tangible and intangible assets (excluding inventories, assets arising from construction contracts, deferred tax assets, defined benefit assets and financial assets) are measured using the cost basis and are written down to recoverable amount where their carrying value exceeds recoverable amount.
Assets with an indefinite useful life are not subject to amortisation and are tested on an annual basis for impairment, or where an indication of impairment exists. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
The recoverable amount of an asset is the higher of its fair value less costs to sell or its value in use. Value in use represents the present value of the future amount expected to be recovered through the cash inflows and outflows arising from the asset’s continued use and subsequent disposal. We recognise any decrement in the carrying value as an expense in the income statement in the reporting period in which the impairment loss occurs.
In determining value in use, we apply management judgement in establishing forecasts of future operating performance, as well as the selection of growth rates, terminal rates and discount rates. These judgements are applied based on our understanding of historical information and expectations of future performance.
The expected net cash flows included in determining recoverable amounts of our assets are discounted to present values using a market determined, risk adjusted, discount rate. When determining an appropriate discount rate, we use the weighted average cost of capital (WACC) as an initial point of reference, adjusted for specific risks associated with each different category of assets assessed.
For assets that do not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which that asset belongs. Our cash generating units (CGUs) are determined according to the lowest level of aggregation for which an active market exists and the assets involved create largely independent cash inflows.
We apply management judgement to establish our CGUs. We have determined that assets which form part of our ubiquitous telecommunications network work together to generate net cash flows. No one item of telecommunications equipment is of any value without the other assets to which it is connected in order to achieve the delivery of products and services. As a result, we have determined that the ubiquitous telecommunications network is a single CGU. We have referred to this CGU as the Telstra Entity CGU in our financial report.
The Telstra Entity CGU excludes the hybrid fibre coaxial (HFC) cable network, which we consider not to be integrated with the rest of our telecommunications network.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.10 Impairment (continued)
(b) Financial assets
The group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies applicable for the years ending 30 June 2005 and 30 June 2006.
At each reporting date we assess whether there is objective evidence to suggest that any of our financial assets are impaired.
For financial assets held at fair value, we consider the financial asset to be impaired when there has been an extended period in which the fair value of the financial asset has been below the acquisition cost and the decline in fair value is not expected to be recovered. At this time, all revaluation losses in relation to the impaired financial asset that have been accumulated within equity are recognised in the income statement.
For financial assets held at cost or amortised cost, we consider the financial asset to be impaired when there is a difference between the carrying value and the present value of estimated discounted future cash flows. Any impairment losses are recognised immediately in the income statement.
Impairment losses recognised in the income statement are not reversed in relation to investment securities.
2.11 Property, plant and equipment
(a) Acquisition
Items of property, plant and equipment are recorded at cost and depreciated as described in note 2.11(b). The cost of our constructed property, plant and equipment includes:
•	the cost of material and direct labour;

•	an appropriate proportion of direct and indirect overheads; and
•	where we have an obligation for removal of the asset or restoration of the site, an estimate of the cost of restoration or removal if that cost can be reliably estimated.
Where settlement of any part of the cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of acquisition. The unwinding of this discount is recorded within finance costs.
(b) Depreciation
Items of property, plant and equipment, including buildings and leasehold property, but excluding freehold land, are depreciated on a straight line basis to the income statement over their estimated service lives. We start depreciating assets when they are installed and ready for use.
The service lives of our significant items of property, plant and equipment are as follows:

Telstra Group
As at 30 June
	2006	2005
	Service life	Service life
Property, plant and equipment	(years)	(years)
Buildings — building shell	55	55
— general purpose	8 — 40	8 — 40
— fitout	10 — 20	10 — 20

Communication assets
Buildings — building shell	55	55
— network	8 — 40	8 — 40
— fitout	10 — 20	10 — 20

Customer premises equipment	3 — 8	3 — 8
Transmission equipment	2 — 25	3 — 25
Switching equipment	4 — 12	1 — 10
Mobile equipment	2 — 10	3 — 10
Cables	5 — 25	8 — 25
Ducts and pipes — main cables	40	40
— distribution	30	30
Other communications plant	1 — 30	3 — 16

Other assets
Leasehold plant and equipment	3 — 15	3 — 15
Other plant, equipment and motor vehicles	3 — 15	3 — 15
The service lives and residual value of our assets are reviewed each year. We apply management judgment in determining the service lives of our assets. This assessment includes a comparison with international trends for telecommunication companies, and in relation to communication assets, includes a determination of when the asset may be superseded technologically or made obsolete.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.11 Property, plant and equipment (continued)
We account for our assets individually where it is practical and feasible and in line with commercial practice. Where it is not practical and feasible, we account for assets in groups. Group assets are automatically removed from our financial statements on reaching the group life. Therefore, any individual asset may be physically retired before or after the group life is attained. This is the case for certain communication assets as we assess our technologies to be replaced by a certain date.
As part of our review, service lives of our assets are reassessed. Any reassessment in a particular year will affect the depreciation expense (either increasing or decreasing) through to the end of the reassessed useful life for both that current year and future years. The net effect of the reassessment for fiscal 2006 was an increase in our depreciation expense of $66 million (2005: $60 million decrease) for both the Telstra Group and Telstra Entity. This reassessment includes the adjustment arising from our transformation resulting from the strategic review undertaken, refer to note 7(b) for further information.
Our major repairs and maintenance expenses relate to maintaining our exchange equipment and the customer access network. We charge the cost of repairs and maintenance, including the cost of replacing minor items, which are not substantial improvements, to operating expenses.
2.12 Leased plant and equipment
We account for leases in accordance with AASB 117: “Leases”. We distinguish between finance leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased asset from the lessor to the lessee, from operating leases under which the lessor effectively retains all such risks and benefits.
Where we acquire non current assets via a finance lease, the lower of the fair value of the asset and the present value of future minimum lease payments is capitalised as equipment under finance lease at the beginning of the lease term. Capitalised lease assets are depreciated on a straight line basis over the shorter of the lease term or the expected useful life of the assets. A corresponding liability is also established and each lease payment is allocated between the liability and finance charges.
Operating lease payments are charged to the income statement on a straight line basis over the term of the lease.
Where we lease properties, costs of improvements to these properties are capitalised as leasehold improvements and amortised over the shorter of the useful life of the improvements or the term of the lease.
2.13 Intangible assets
Intangible assets are assets that have value, but do not have physical substance. In order to be recognised, an intangible asset must be either separable or arise from contractual or other legal rights.
(a) Goodwill
On the acquisition of investments in controlled entities, jointly controlled and associated entities, when we pay an amount greater than the fair value of the net identifiable assets of the entity, this excess is recognised as goodwill in the Telstra Group balance sheet. We calculate the amount of goodwill as at the date of purchasing our ownership interest in the entity.
When we purchase an entity that we will control, the amount of goodwill is recorded in intangible assets. When we acquire a jointly controlled or associated entity, the goodwill amount is included as part of the cost of the investment.
Goodwill is not amortised but is tested for impairment in accordance with note 2.10 on an annual basis and when an indication of impairment exists.
(b) Internally generated intangible assets
Research costs are recorded as an expense as incurred. Development costs are capitalised if the project is technically and commercially feasible and we have sufficient resources to complete the development.
Software assets
We record direct costs associated with the development of business software for internal use as software assets if the development costs satisfy the criteria for capitalisation described above.
Costs included in software assets developed for internal use are:
•	external direct costs of materials and services consumed; and

•	payroll and direct payroll-related costs for employees (including contractors) directly associated with the project.
Software assets developed for internal use have a finite life and are amortised on a straight line basis over their useful lives to us. Amortisation commences once the software is ready for use.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.13 Intangible assets (continued)
(c) Acquired intangible assets
We acquire other intangible assets either as part of a business combination or through separate acquisition. Intangible assets acquired in a business combination are recorded at their fair value at the date of acquisition and recognised separately from goodwill. On initial acquisition, we apply management judgement to determine the appropriate allocation of purchase consideration to the assets being acquired, including goodwill and identifiable intangible assets.
Intangible assets that are considered to have a finite life are amortised on a straight line basis over the period of expected benefit. Intangible assets that are considered to have an indefinite life are not amortised but tested for impairment in accordance with note 2.10 on an annual basis, or where an indication of impairment exists.
Our acquired intangible assets include mastheads, patents, trademarks, licences, brandnames and customer bases.
(d) Deferred expenditure
Deferred expenditure mainly includes costs incurred for basic access installations and connections fees for in place and new services, and direct incremental costs of establishing a customer contract.
Significant items of expenditure are deferred to the extent that they are recoverable from future revenue and will contribute to our future earning capacity. Any costs in excess of future revenue are recognised immediately in the income statement.
We amortise deferred expenditure over the average period in which the related benefits are expected to be realised.
Handset subsidies are expensed as incurred. On transition to A-IFRS we elected to expense handset subsidies, which was a change from the previous policy whereby the cost of the subsidy was deferred and written off over the average contract term.
(e) Amortisation
The average amortisation periods of our identifiable intangible assets are as follows:

	Telstra Group
	As at 30 June
	2006	2005
	Expected	Expected
	benefit	benefit
Identifiable intangible assets	(years)	(years)
Software assets	6	6
Patent and trademarks	19	19
Licences	12	11
Brandnames	19	20
Customer bases	11	13
Deferred expenditure	4	4
The service lives of our identifiable intangible assets are reviewed each year. Any reassessment of service lives in a particular year will affect the amortisation expense (either increasing or decreasing) through to the end of the reassessed useful life for both that current year and future years. The net effect of the reassessment for fiscal 2006 was an increase in our amortisation expense of $160 million (2005: $nil) for the Telstra Group and $145 million (2005: $nil) for the Telstra Entity. This reassessment includes the adjustment arising from our transformation resulting from the strategic review undertaken, refer to note 7(b) for further information.
In relation to acquired intangible assets, we apply management judgement to determine the amortisation period based on the expected useful lives of the respective assets. In some cases, the useful lives of certain acquired intangible assets are supported by external valuation advice on acquisition. In addition, we apply management judgement to assess annually, the indefinite useful life assumption applied to certain acquired intangible assets.
2.14 Trade and other payables
Trade and other payables, including accruals, are recorded when we are required to make future payments as a result of a purchase of assets or services.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.15 Borrowings
Our borrowings fall into two categories:
(a) Borrowings in a designated hedging relationship
Our offshore borrowings which are designated as hedged items are subject to either fair value or cash flow hedges. The method by which they are hedged determines their accounting treatment.
Borrowings subject to fair value hedges are recognised initially at fair value. The carrying amount of our borrowings in fair value hedges (to hedge against changes in value due to interest rate or currency movements) is adjusted for fair value movements attributable to the hedged risk. Fair value is calculated using valuation techniques which utilise data from observable markets. Assumptions are based on market conditions existing at each balance date. The fair value is calculated as the present value of the estimated future cash flows using an appropriate market based yield curve which is independently derived and representative of Telstra’s cost of borrowing. These borrowings are remeasured each reporting period and the gains or losses are recognised in the income statement along with the associated gains or losses on the hedging instrument.
Borrowings subject to cash flow hedges (to hedge against currency movements) are recognised initially at fair value based on the applicable spot price plus any transaction costs that are directly attributable to the issue of the borrowing. These borrowings are subsequently carried at amortised cost, translated at the applicable spot exchange rate at reporting date. Any difference between the final amount paid to discharge the borrowing and the initial borrowing proceeds is recognised in the income statement over the borrowing period using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.
Currency gains or losses on the borrowings are recognised in the income statement, along with the associated gains or losses on the hedging instrument, which have been transferred from the cash flow hedging reserve to the income statement.
(b) Borrowings not in a designated hedging relationship
Borrowings not in a designated hedging relationship include commercial paper borrowings, Telstra Bonds, loans from associates, unsecured promissory notes and other borrowings.
All such instruments are initially recognised at fair value plus any transaction costs that are directly attributable to the issue of the instrument and are subsequently measured at amortised cost. Any difference between the final amount paid to discharge the borrowing and the initial borrowing proceeds (including transaction costs) is recognised in the income statement over the borrowing period using the effective interest method.
Borrowings are included as non current liabilities except for those with maturities less than twelve months from the balance sheet date, which are classified as current liabilities.
2.16 Provisions
Provisions are recognised when the group has:
•	a present legal or constructive obligation to make a future sacrifice of economic benefits as a result of past transactions or events;
•	it is probable that a future sacrifice of economic benefits will arise; and

•	a reliable estimate can be made of the amount of the obligation.
The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.
(a) Employee benefits
We accrue liabilities for employee benefits to wages and salaries, annual leave and other current employee benefits at their nominal amounts. These are calculated based on remuneration rates expected to be current at the date of settlement and include related on costs.
Certain employees who have been employed by Telstra for at least ten years are entitled to long service leave of three months (or more depending on the actual length of employment), which is included in our employee benefits provision.
We accrue liabilities for other employee benefits not expected to be paid or settled within 12 months of balance date, including long service leave, at the present values of future amounts expected to be paid. This is based on projected increases in wage and salary rates over an average of 10 years, experience of employee departures and periods of service.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.16 Provisions (continued)
We calculate present values using rates based on government guaranteed securities with similar due dates to our liabilities.
We apply management judgment in estimating the following key assumptions used in the calculation of our long service leave provision at reporting date:
•	weighted average projected increases in salaries;

•	weighted average discount rate; and

•	leave taking rate.
Refer to note 19 for further details on the key management judgements used in the calculation of our long service leave provision.
(b) Workers’ compensation
We self insure our workers’ compensation liabilities. We take up a provision for the present value of these estimated liabilities, based on an actuarial review of the liability. This review includes assessing actual accidents and estimating claims incurred but not reported. Present values are calculated using appropriate rates based on the risks specific to the liability with similar due dates.
Certain controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers’ compensation liabilities.
(c) Restoration costs
We provide for costs of restoration or removal in relation to our fixed assets when we have a legal or constructive obligation. These costs include our obligations relating to the dismantling, removal, remediation, restoration and other expenditure associated with our fixed assets or site fitouts. Restoration provisions are initially recorded when a reliable estimate of the costs to be incurred can be determined, discounted to present value. Our estimates are based upon a review of lease contracts, legal requirements, historical information and expected future costs. Any changes to these estimates are adjusted on a progressive basis as required.
Where restoration costs are incurred due to the acquisition, construction or development of a non current asset, the provision is raised and recorded at that time as part of the cost of the asset where the cost is reliably measurable.
(d) Redundancy and restructuring costs
We recognise a provision for redundancy costs when a detailed formal plan for the redundancies has been developed and a valid expectation has been created that the redundancies will be carried out with those employees likely to be affected.
We recognise a provision for restructuring when a detailed formal plan has been approved and we have raised a valid expectation in those affected by the restructuring that the restructuring will be carried out.
2.17 Share capital
Issued and paid up capital is recognised at the fair value of the consideration received by the Company.
Any transaction costs arising on the issue of ordinary shares are recognised directly in equity, net of tax, as a reduction of the share proceeds received.
Where we undertake a share buy-back, contributed equity is reduced in accordance with the structure of the buy-back arrangement. Costs associated with the buy-back, net of tax, are also deducted from contributed equity. We also record the purchase of Telstra Entity shares by our employee share plan trusts as a reduction in share capital.
Share based remuneration associated with our employee share plans is recognised as additional share capital. Non-recourse loans provided to employees to participate in these employee share plans are recorded as a reduction in share capital.
Refer to note 2.25 for further details regarding our accounting for employee share plans.
2.18 Revenue recognition
The underlying accounting principles of revenue recognition are generally the same for both A-IFRS and the United States Generally Accepted Accounting Principles (USGAAP). As such we have applied the more detailed guidance under USGAAP to the timing of revenue recognition for both A-IFRS and USGAAP financial statements where there is no conflict between the two.
Sales revenue
Our categories of sales revenue are recorded after deducting sales returns, trade allowances, duties and taxes.
(a) Rendering of services
Revenue from the provision of our telecommunications services includes telephone calls and other services and facilities provided, such as internet and data.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.18 Revenue (continued)
We record revenue earned from:
•	telephone calls on completion of the call; and
•	other services generally at completion, or on a straight line basis over the period of service provided, unless another method better represents the stage of completion.
Installation and connection fee revenues are deferred and recognised over the average estimated customer life. Incremental costs directly related to these revenues are also deferred and amortised over the customer contract life. Also refer to note 2.13(d).
In relation to basic access installation and connection revenue, we apply our management judgement to determine the estimated customer contract life. Based on our reviews of historical information and customer trends, we have determined that our average estimated customer life is 5 years (2005: 5 years). As a result, basic access installation and connection revenue is recognised over this period.
(b) Sale of goods
Our revenue from the sale of goods includes revenue from the sale of customer equipment and similar goods. This revenue is recorded on delivery of the goods sold.
Generally we record the full gross amount of sales proceeds as revenue, however if we are acting as an agent under a sales arrangement, we record the revenue on a net basis, being the gross amount billed less the amount paid to the supplier. We review the facts and circumstances of each sales arrangement to determine if we are an agent or principal under the sale arrangement.
(c) Rent of network facilities
We earn rent mainly from access to retail and wholesale fixed and mobile networks and from the rent of dedicated lines, customer equipment, property, plant and equipment and other facilities. The revenue of providing access to the network is recorded on an accrual basis over the rental period.
(d) Construction contracts
We record construction revenue on a percentage of contract completion basis. The percentage of completion of contracts is calculated based on estimated costs to complete the contract.
Our construction contracts are classified according to their type. There are three types of construction contracts, these being material intensive, labour intensive and short duration. Revenue is recognised on a percentage of completion basis using the appropriate measures as follows:
•	(actual costs / planned costs) x planned revenue — for material intensive projects;

•	(actual labour hours / planned labour hours) x planned revenue — for labour intensive projects; and

•	short duration projects are those that are expected to be completed within a month and revenues and costs are recognised on completion.
(e) Advertising and directory services
Classified advertisements and display advertisements are published on a daily, weekly and monthly basis for which revenues are recognised at the time the advertisement is published.
All of our Yellow Pages® and White Pages® directory revenues are recognised on delivery of the published directories using the delivery method. We consider our directories delivered when they have been published and delivered to customers’ premises. Revenue from online directories is recognised over the life of service agreements, which is on average one year. Voice directory revenues are recognised at the time of providing the service to customers.
(f) Royalties
Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreements.
(g) Interest revenue
We record interest revenue on an accruals basis. For financial assets, interest revenue is determined by the effective yield on the instrument (total return).
Revenue arrangements with multiple deliverables
Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. When the deliverables in a multiple deliverable arrangement are not considered to be separate units of accounting, the arrangement is accounted for as a single unit.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.18 Revenue (continued)
We allocate the consideration from the revenue arrangement to its separate units based on the relative fair values of each unit. If the fair value of the delivered item is not available, then revenue is allocated based on the difference between the total arrangement consideration and the fair value of the undelivered item. The revenue allocated to each unit is then recognised in accordance with our revenue recognition policies previously described above.
2.19 Advertising expenses
Costs for advertising products and services or promoting our corporate image are expensed as incurred. These costs are included in promotion and advertising expenses within our other expenses category.
2.20 Borrowing costs
Borrowing costs are recognised as an expense in our income statement when incurred.
2.21 Taxation
(a) Income taxes
Our income tax expense represents the sum of current tax and deferred tax. Current tax is calculated on accounting profit after allowing for non-taxable and non-deductible items based on the amount expected to be paid to taxation authorities on taxable profit for the period. Deferred tax is calculated at the tax rates that are expected to apply to the period when our asset is realised or the liability is settled. Both our current tax and deferred tax are calculated using tax rates that have been enacted or substantively enacted at reporting date.
We apply the balance sheet liability method for calculating our deferred tax. Deferred tax is the expected tax payable or recoverable on all taxable and deductible temporary differences determined through reference to the tax bases of assets and liabilities and their carrying amount for financial reporting purposes as at the reporting date.
We generally recognise deferred tax liabilities for all taxable temporary differences, except to the extent that the deferred tax liability arises from:
•	the initial recognition of goodwill; or
•	the initial recognition of an asset or liability in a transaction that is not a business combination and affects neither our accounting profit or taxable income at the time of the transaction.
In respect of our investments in subsidiaries, associates and jointly controlled entities, we recognise deferred tax liabilities for all taxable temporary differences, except where we are able to control the timing of our temporary difference reversal and it is probable that the temporary difference will not reverse in the foreseeable future.
Subject to the exceptions described above, we generally recognise deferred tax assets for all deductible temporary differences and for the carry forward of unused tax losses and tax credits. These tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax losses and tax credits can be utilised.
In respect of our investments in subsidiaries, associates and jointly controlled entities, we recognise deferred tax assets for all deductible temporary differences provided it is probable that our temporary differences will reverse in the future and taxable profit will be available against which our temporary differences can be utilised.
The carrying amount of our deferred tax assets is reviewed at each reporting date. We reduce the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or the entire deferred tax asset to be utilised. At each reporting date, we subsequently reassess our unrecognised deferred tax assets to determine whether it has become probable that future taxable profit will allow this deferred tax asset to be recovered.
Our current and deferred tax is recognised as an expense or revenue in the income statement, except when it relates to items directly debited or credited to equity, in which case our current and deferred tax is also recognised directly in equity.
The Telstra Entity and its Australian resident wholly owned entities elected to form a tax consolidated group from 1 July 2002. The Telstra Entity, as the head entity in the tax consolidated group, recognises in addition to its transactions, the current tax liabilities and the deferred tax assets arising from unused tax losses and tax credits for all entities in the group. The Telstra Entity and the entities in the tax consolidated group account for their own current tax expense and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a separate taxpayer within the group.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.21 Taxation (continued)
Under our tax funding arrangements, amounts receivable recognised by the Telstra Entity for the current tax payable assumed of our wholly owned entities are booked as a current receivable. Amounts payable recognised by the Telstra Entity for the current tax receivable of our wholly owned entities are booked as a current payable. Amounts relating to unused tax losses and tax credits of the wholly owned entities and assumed by the Telstra Entity are recorded as dividend revenue. During fiscal 2005, no tax funding arrangement was in place and as a result, these funding amounts were recorded as equity contributions to or distributions from our controlled entities.
We offset deferred tax assets and deferred tax liabilities in the balance sheet where they relate to income taxes levied by the same taxation authority and to the extent that we intend to settle our current tax assets and liabilities on a net basis. Our deferred tax assets and deferred tax liabilities are netted within the tax consolidation group, as these deferred tax balances relate to the same taxation authority. We do not net deferred tax balances between controlled entities, apart from those within the tax consolidation group.
(b) Goods and Services Tax (GST) (including other value added taxes)
We record our revenue, expenses and assets net of any applicable goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item.
Receivables and payables balances include GST where we have either included GST in our price charged to customers or a supplier has included GST in their price charged to us. The net amount of GST due, but not paid, to the ATO is included under payables.
2.22 Earnings per share
(a) Basic earnings per share
Basic earnings per share (EPS) is determined by dividing profit for the year after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the period.
(b) Diluted earnings per share
Diluted earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period (adjusted for the effects of the instruments in the Telstra Growthshare Trust and the Telstra Employee Share Ownership Plans).
2.23 Insurance
We specifically carry the following types of insurance:
•	property;

•	travel/personal accident;

•	third party liability;

•	directors’ and officers’ liability;

•	company reimbursement; and

•	other insurance from time to time.
For risks not covered by insurance, any losses are charged to the income statement in the year in which the loss is reported.
The Telstra Entity and certain controlled entities are self insured for workers’ compensation.
2.24 Post-employment benefits
(a) Defined contribution plans
Our commitment to defined contribution plans is limited to making contributions in accordance with our minimum statutory requirements. We do not have any legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to current and past employee services.
Contributions to defined contribution plans are recorded as an expense in the income statement as the contributions become payable. We recognise a liability when we are required to make future payments as a result of employee services provided.
(b) Defined benefit plans
We currently sponsor a number of post-employment benefit plans. As these plans have elements of both defined contribution and defined benefit, these hybrid plans are treated as defined benefit plans in accordance with AASB 119: “Employee Benefits”. We recognise an asset/(liability) for the net surplus/(deficit) recorded in each of our post-employment defined benefit plans.
At reporting date, where the fair value of the plan assets exceeds the present value of the defined benefit obligations, the net surplus is recognised as an asset. We recognise the asset as we have the ability to control this surplus to generate future funds that are available to us in the form of reductions in future contributions or as a cash refund.
At reporting date, where the fair value of the plan assets is less than the present value of the defined benefit obligations, the net deficit would be recognised as a liability.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.24 Post-employment benefits (continued)
We use fair value to determine the value of the plan assets at reporting date. Fair value is calculated by reference to the net market values of the plan assets.
Defined benefit obligations are based on the expected future payments required to settle the obligations arising from our current and past employee services. This obligation is influenced by many factors, including final salaries and employee turnover. We employ qualified actuaries to calculate the present value of the defined benefit obligations. These obligations are measured net of tax.
The actuaries use the projected unit credit method to determine the present value of the defined benefit obligations of each plan. This method determines each year of service as giving rise to an additional unit of benefit entitlement. Each unit is measured separately to calculate the final obligation. The present value is determined by discounting the estimated future cash outflows using rates based on government guaranteed securities with similar due dates to these expected cash flows.
We recognise all our defined benefit costs in the income statement with the exception of actuarial gains and losses that are recognised directly in retained profits. Components of defined benefit costs include current and past service cost, interest cost and expected return on assets. Current and past service cost represents the increase in the present value of the defined benefit obligation resulting from our employees’ service in the current and prior periods respectively. Interest cost represents the increase in the present value of the defined benefit obligation resulting from the employee benefits being one period closer to settlement. Expected return on assets represents movement in market value interest, dividends and other revenue items that is expected to be derived from plan assets.
Actuarial gains and losses are based on an actuarial valuation of each defined benefit plan at reporting date. Actuarial gains and losses represent the differences between previous actuarial assumptions of future outcomes and the actual outcome, in addition to the effect of changes in actuarial assumptions.
The actuaries apply judgment in estimating the following key assumptions used in the calculation of our defined benefit assets at reporting date:
•	discount rates;

•	salary inflation rate; and

•	expected return on plan assets.
The estimates applied in our calculation have a significant impact on the reported amount of our defined benefit plan assets of $1,029 million (2005: $247 million). If the estimates prove to be incorrect, the carrying value of our defined benefit assets may be materially impacted in the next reporting period. Additional volatility may also potentially be recorded in retained profits to reflect differences between actuarial assumptions of future outcomes applied at the current reporting date and the actual outcome in the next annual reporting period.
Refer to note 28 for details on the key estimates used in the calculation of our defined benefit assets.
2.25 Employee share plans
We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99). We consolidate the results, position and cash flows of TESOP97 and TESOP99.
The Telstra Growthshare Trust (Growthshare) was established to allocate equity based instruments as required. Current equity based instruments include options, restricted shares, performance rights, deferred shares, incentive shares, directshares and ownshares. Options, performance rights, and restricted shares are subject to performance hurdles. Deferred shares and incentive shares are subject to a specified period of service.
We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for Growthshare. We also include the results, position and cash flows of Growthshare.
We recognise an expense for all share-based remuneration determined with reference to the fair value at grant date of the equity instruments issued. The fair value of our equity instruments is calculated using a valuation technique consistent with the Black Scholes methodology which utilises Monte Carlo simulations, to estimate the price of those equity instruments in an arms length transaction between knowledgeable, willing parties. The fair value is charged against profit over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting.
Under the transitional exemptions of AASB 1, we have elected not to apply the requirements of AASB 2: “Share-Based Payment” (AASB 2) to equity instruments granted prior to 7 November 2002.
Directshare enables non-executive directors to acquire a minimum of 20% of their fees in Telstra shares. Ownshare enables eligible employees to be provided part of their remuneration in Telstra shares. Telstra purchases shares on market to meet the requirements of directshare and ownshare and expenses these costs as part of the participant’s remuneration.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.26 Derivative financial instruments
We use derivative financial instruments such as forward exchange contracts, cross currency swaps and interest rate swaps to hedge risks associated with foreign currency and interest rate fluctuations.
The use of hedging instruments is governed by the guidelines set by our Board of Directors.
(a) From 1 July 2004 to 30 June 2005
We have elected to apply the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.
(b) Adjustments on transition date: 1 July 2005
Under AASB 132/139, our accounting policy has changed to recognise our financial instruments in the balance sheet and to record all derivatives at fair value. At the date of transition, changes in the carrying amounts of derivatives are taken to retained profits or reserves, depending on the hedge type. For further information concerning the adjustments on transition date reference should be made to note 36.
(c) From 1 July 2005
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to fair value. The method of recognising the resulting remeasurement gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Where we hold derivative financial instruments that are not designated as hedges, they are categorised as ‘held for trading’ financial instruments. All of our derivative financial instruments are stated at fair value.
The carrying value of our cross currency and interest rate swaps refers to the fair value of our receivable or payable under the swap contract, recorded as a hedge receivable or hedge payable in our balance sheet. We do not offset the hedge receivable or hedge payable with the underlying financial asset or financial liability being hedged, as the transactions are generally with different counterparties and are not generally settled on a net basis.
Where we have a legally recognised right to set off the financial asset and the financial liability, and we intend to settle on a net basis or simultaneously, we record this position on a net basis in our balance sheet. Where we enter into master netting arrangements relating to a number of financial instruments, have a legal right of set off, and intend to do so, we also include this position on a net basis in our balance sheet.
Our derivative instruments that are held to hedge exposures can be classified into three different types, depending on the reason we are holding them — fair value hedges, cash flow hedges and hedges of net investment in foreign operations.
Hedge accounting can only be utilised where effectiveness tests are met on both a prospective and retrospective basis. Ineffectiveness may result in significant volatility in the income statement.
In order for a derivative instrument to qualify for hedge accounting it must be formally designated and documented as a hedge of a particular item or transaction, it must be expected to be highly effective in offsetting changes in cash flows or fair value of the hedged item, and for cash flow hedges of forecast transactions, the forecast transaction must be highly probable.
We document at the inception of a transaction the relationship between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking various hedge transactions. We also document our assessment, both at hedge inception and on an ongoing basis, of whether the hedging instruments that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.
(i) Fair value hedges
We use fair value hedges to mitigate the risk of changes in the fair value of our foreign currency borrowings from foreign currency and interest rate fluctuations over the hedging period.
Where a fair value hedge qualifies for hedge accounting, gains or losses from remeasuring the fair value of the hedge instrument are recognised in the income statement, together with gains and losses in relation to the hedged item where those gains or losses relate to the risks intended to be hedged. This will increase volatility of reported profits due to the inclusion of some ineffectiveness arising from the application of hedge accounting.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2.Summary of accounting policies (continued)
2.26 Derivative financial instruments (continued)
(ii) Cash flow hedges
We use cash flow hedges to mitigate the risk of variability of future cash flows attributable to foreign currency fluctuations over the hedging period. Cash flow hedges are used for our foreign currency borrowings, and our ongoing business activities, predominantly where we have highly probable purchase or settlement commitments in foreign currencies.
Where a cash flow hedge qualifies for hedge accounting, the effective portion of gains or losses on remeasuring the fair value of the hedge instrument are recognised directly in equity in the cash flow hedging reserve until such time as the hedged item affects profit or loss, then the gains or losses are transferred to the income statement. However, in our hedges of forecast transactions, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed asset), the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset. Gains or losses on any portion of the hedge determined to be ineffective are recognised immediately in the income statement. The application of hedge accounting will create some volatility in equity reserve balances.
When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the hedged item is ultimately recognised in the income statement.
If a forecast hedged transaction is no longer expected to occur, the cumulative gains or losses on the hedging instrument that were reported in equity are transferred immediately to the income statement.
(iii) Hedges of a net investment in a foreign operation
Our investments in foreign operations are exposed to foreign currency risk, which arises when we translate the net assets of our foreign investments from their functional currency to Australian dollars. We hedge our net investments to mitigate exposure to this risk by using forward foreign currency contracts, cross currency swaps and/ or commercial paper in the relevant currency of the investment.
Gains and losses on remeasurement of our derivative instruments designated as hedges of foreign investments are recognised in the foreign currency translation reserve in equity to the extent they are considered to be effective.
The cumulative amount of the recognised gains or losses included in equity are transferred to the income statement when the foreign operation is sold.
For all of our hedging instruments (fair value, cash flow or net investment), any gains or losses on remeasuring to fair value any portion of the instrument not considered to be effective are recognised directly in the income statement in the period in which they occur.
(iv) Derivatives that are not in a designated hedging relationship
For any ‘held for trading’ derivative instruments, i.e. those which are not in a designated hedging relationship, any gains or losses on remeasuring the instruments to fair value are recognised directly in the income statement in the period in which they occur.
(v) Embedded derivatives
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value through profit or loss.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.27 Fair value estimation
The fair value of our derivatives and some financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
Valuation techniques include where applicable, reference to prices quoted in active markets, discounted cash flow analysis, fair value of recent arm’s length transactions involving the same instruments or other instruments that are substantially the same, and option pricing models.
We calculate the fair value of our forward exchange contracts by reference to forward exchange market rates for contracts with similar maturity profiles at the time of valuation.
The net fair values of our cross currency and interest rate swaps and other financial assets and financial liabilities that are measured at fair value (apart from our listed investments) are determined using valuation techniques which utilise data from observable markets. Assumptions are based on market conditions existing at each balance date. The fair value is calculated as the present value of the estimated future cash flows using an appropriate market based yield curve, which is independently derived and representative of Telstra’s cost of borrowing. The net fair values of our listed investments are determined by reference to prices quoted on the relevant stock exchanges where the securities are traded.
Unless there is evidence to suggest otherwise, the nominal value of financial assets and financial liabilities less any adjustments for impairment with a short term to maturity are considered to approximate net fair value.
2.28 Financial assets
From 1 July 2004 to 30 June 2005
We have elected to apply the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.
(a) Adjustments on transition date: 1 July 2005
The nature of the main adjustments to ensure this information complies with AASB 132 and AASB 139 are that, with the exception of held-to-maturity investments and loans and receivables which are measured at amortised cost (refer below), fair value is the measurement basis. Fair value is inclusive of transaction costs. At the date of transition, adjustments to carrying amounts are taken to retained profits or reserves. With the exception of those financial assets which are designated in hedge relationships (refer to note 2.26), at the date of transition to AASB 132 and AASB 139 there were no significant adjustments to carrying amounts. For further information concerning the adjustments on transition date, reference should be made to note 36.
(b) From 1 July 2005
We classify our financial assets in the following categories. These are financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. We determine the classification at initial recognition and re-evaluate this designation at each reporting date.
(i) Financial assets at fair value through profit or loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss. Derivatives are categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within twelve months of the balance date.
(ii) Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when we provide money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than twelve months after the balance sheet date, which are classified as non current assets. Loans and receivables are included in receivables in the balance sheet.
(iii) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities where we have the positive intention and ability to hold to maturity.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.28 Financial assets (continued)
(iv) Available-for-sale financial assets
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non current assets unless management intends to dispose of the investment within twelve months of the balance sheet date.
Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method less impairment. The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period.
In the event that we have ‘financial assets at fair value through the profit or loss’ realised and unrealised gains and losses arising from changes in the fair value are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity in the available-for-sale investments reserve. When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments, previously recognised in equity, are included in the income statement.
Purchases and sales of financial assets are recognised on settlement date — the date on which we receive or deliver an asset. Financial assets are initially recognised at fair value plus, in the case of a financial asset not at fair value through profit and loss, transaction costs. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and we have transferred substantially all the risks and rewards of ownership.
2.29 Financial instrument transaction costs
We have elected to apply the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP, transaction costs were excluded from the carrying value of our financial assets and financial liabilities disclosed in the financial report. Under A-IFRS such costs are included in the carrying amounts. At the date of transition to AASB 132 and AASB 139 the adjustment to carrying amounts was immaterial.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
3. Earnings per share

	Telstra Group
	Year ended 30 June
	2006	2005
	¢	¢

Basic earnings per share	25.7	34.7

Diluted earnings per share	25.7	34.6

	$m	$m

Earnings used in the calculation of basic and diluted earnings per share
Profit for the year	3,181	4,309

	Number of shares
	(millions)
Weighted average number of ordinary shares (a)
Weighted average number of ordinary shares used in the calculation of basic earnings per share (b)	12,366	12,430
Effect of dilutive employee share instruments (c)	35	37

Weighted average number of ordinary shares used in the calculation of diluted earnings per share	12,401	12,467

(a) In order to underpin the equity instruments issued under the Growthshare plan, Growthshare purchase shares on market. These shares are not considered to be outstanding for the purposes of computing basic and diluted earnings per share.
(b) During fiscal 2005, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our capital management program. The ordinary shares were bought back at $4.05 per share, comprising a fully franked dividend component of $2.55 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back.
Refer to note 21 for full details on our movement in issued ordinary shares, including further discussion on our prior year share buy-back.
(c) In fiscal 2006 and fiscal 2005, the following equity instruments are considered dilutive to earnings per share:
•	deferred share instruments issued under Telstra Growthshare Trust (Growthshare);

•	incentive shares granted under the Growthshare short term incentive scheme; and

•	share options issued under Telstra Employee Share Ownership Plan I (TESOP97).
In fiscal 2006 and fiscal 2005, the following equity instruments are not considered dilutive to earnings per share:
•	performance rights, restricted shares and options issued under Growthshare; and

•	share options issued under Telstra Employee Share Ownership Plan II (TESOP99).
Refer to note 31 for details regarding equity instruments issued under the Growthshare and TESOP share plans.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
4. Dividends

	Telstra Group		Telstra Entity
	Year ended 30 June		Year ended 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Dividends paid
Previous year final dividend paid	1,739	1,639	1,739	1,639
Previous year special dividend paid with the final dividend	746	—	746	—
Interim dividend paid	1,739	1,739	1,739	1,739
Special dividend paid with the interim dividend	746	746	746	746

Total dividends paid	4,970	4,124	4,970	4,124

Dividends per ordinary share paid	¢	¢

Previous year final dividend paid	14.0	13.0
Previous year special dividend paid with the final dividend	6.0	—
Interim dividend paid	14.0	14.0
Special dividend paid with the interim dividend	6.0	6.0

Total dividends paid	40.0	33.0

Our dividends paid are fully franked at a tax rate of 30%.
Dividends per ordinary share declared
Our dividends declared per share in respect of fiscal year as disclosed on the face of our income statement is detailed below:

	Telstra Group
	Year ended 30 June
	2006	2005
	¢	¢

Dividends declared per ordinary share
Interim dividend	14.0	14.0
Special dividend paid with the interim dividend	6.0	6.0
Final dividend (a)	14.0	14.0
Special dividend paid with the final dividend	—	6.0

Total	34.0	40.0

(a) As our final dividend for fiscal 2006 was not declared, determined or publicly recommended by the Board as at 30 June 2006, no provision for dividend was raised prior to, or as at, that date in the balance sheet. Our final dividend has been reported as an event subsequent to balance date and the provision for dividend has been raised at the declaration date. Refer to note 34 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
4. Dividends (continued)

	Telstra Entity
	Year ended 30 June
	2006	2005
	$m	$m

The combined amount of exempting and franking credits available to us for the next fiscal year are:
Combined exempting and franking account balance (a)	6	285
Franking credits that will arise from the payment of income tax payable as at 30 June (b)	400	519
Franking credits and exempting credits that we may be prevented from distributing in the next fiscal year	(24)	(24)

	382	780

Franking debits that will arise on the payment of dividends declared after 30 June (c)
Final dividend	745	745
Special dividend paid with the final dividend	—	320

	745	1,065

(a) Previously, the Telstra Entity and its Australian resident wholly owned entities elected to form a tax consolidated group. As part of the election to enter tax consolidation, the tax consolidated group is treated as a single entity for income tax purposes. On entry into tax consolidation, the franking credits held in the franking accounts and exempting accounts of the subsidiary members was transferred to the Telstra Entity. As a result, one franking account and one exempting account is maintained by the Telstra Entity for the tax consolidated group.
As at 30 June 2006, the Telstra Entity had a combined exempting and franking account balance of $6 million (2005: $285 million). This total combines the deficit in our franking account of $18 million (2005: surplus of $261 million) and a surplus of $24 million (2005: $24 million) in our exempting account.
The franking account balance represents the amount of tax paid by the entity that is available for distribution to shareholders. As at 30 June 2006, our franking account balance was in deficit. As a result, we are required to pay franking deficit tax of $18 million in July 2006, which will eliminate the deficit in the franking account balance and be fully offset against our fiscal 2006 income tax assessment. In relation to our exempting account, there are statutory restrictions placed on the distribution of credits from this account.
Additional franking credits will arise when the Telstra Entity pays tax instalments during fiscal 2007, relating to the fiscal 2006 and 2007 income tax years. Franking credits will be used when the Telstra Entity pays its 2006 final ordinary dividend during fiscal 2007.
(b) Franking credits that will arise from the payment of income tax are expressed at the 30% tax rate on a tax paid basis. This balance represents the current tax liabilities as at 30 June 2006 for the tax consolidated group.
(c) The franking debits that will arise when we pay our final ordinary dividend are expressed as the amount of franking credits that will be attached to a fully franked distribution.
We believe our current balance of franking credits combined with the franking credits that will arise on tax instalments expected to be paid during fiscal 2007, will be sufficient to cover the franking debits arising from our final dividend. Refer to note 34 for further details in relation to our dividends declared subsequent to year end.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information
We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.
Our internal management reporting structure drives how our Company is organised and managed. This internal structure provides the initial basis for determining our business segments.
Our business segments are predominantly distinguishable by the different type of customers we deliver our key products and services to. Our customer facing business segments service different customer types. Other reportable business segments are also aligned with our specific customer or business needs. These segments provide operational support services or product support services to our customer facing business segments, or service other telecommunication carriers. Our “Other” segment consists of various business units that do not qualify as business segments in their own right and which service a variety of customer or business needs.
The main adjustments from our internal management reporting structure to our reported business segments are in relation to certain offshore operations. For internal management reporting purposes, our TelstraClear group (TelstraClear) is included with Telstra Enterprise and Government, our CSL New World Mobility group (CSL New World) is a business unit in its own right, and the International Head Office group is included as part of Strategic Marketing. These offshore operations are reported as part of a segment we have called Telstra International for segment reporting purposes.
For the purposes of the applicable accounting standard, we consider that the risks and returns of these offshore operations differ from those of our local operations and as a result we have grouped these operations into the Telstra International business segment.
Business segments
During fiscal 2006, we created the following new business segments:
•	Telstra Business;

•	Telstra Operations; and

•	Strategic Marketing.
The Telstra Business group has been drawn from the Telstra Consumer Marketing and Channels group (formerly known as Telstra Consumer and Marketing), Telstra Country Wide and the Telstra Enterprise and Government (formerly known as Telstra Business and Government) business units.
The Strategic Marketing group was drawn from various business units across Telstra comprising mainly Telstra Consumer Marketing and Channels.
The Telstra Operations group combined Telstra Services (formerly known as Infrastructure Services), Telstra Technology, Innovation and Products, and Operations Support, which moved from being reported within our corporate areas.
Those business segments not impacted by the above restructures are substantially consistent with their structure in the prior year. We have restated all our comparative information to reflect our current reporting position as if all our new business segments and segment accounting policies existed in fiscal 2005.
For segment reporting purposes, the Telstra Group is organised into the following business segments:
Telstra Consumer Marketing and Channels (TC&C) is responsible for:
•	the provision of the full range of telecommunication products, services and communication solutions to consumers; and

•	leading the mass market channels including inbound and outbound call centres, Telstra Shops and Telstra Dealers.
Telstra Business (TB) is responsible for:
•	the provision of the full range of telecommunication products and services, communication solutions, and information and communication technology services to small to medium enterprises.
Telstra Enterprise and Government (TE&G) is responsible for:
•	the provision of the full range of telecommunication products and services, communication solutions, and information and communication technology services to corporate and government customers; and
•	the provision of global communication solutions to multi-national corporations through our interests in the United Kingdom, Asia and North America.
Telstra Wholesale (TW) is responsible for:
•	the provision of a wide range of telecommunication products and services delivered over our networks and associated support systems to:
•	non-Telstra branded carriers, carriage service providers, Internet service providers, system integrators and application service providers; and

•	infrastructure owners and managers who acquire infrastructure services.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)
Sensis is responsible for:
•	the management and growth of the information, advertising and directories business, including printed publications, directory assistance, and online products and services.
Telstra International(TInt.) consists of the following offshore business operations:
•	CSL New World is responsible for our operations in Hong Kong that mainly generate revenues from the mobiles market;

•	International Head Office Group is responsible for our Asia-Pacific investments; and

•	TelstraClear is our New Zealand subsidiary that provides integrated telecommunications services to the New Zealand market.
Telstra Operations (TO) is responsible for:
•	co-ordination and execution for our company’s multi-year business improvement and transformation program;

•	leading the identification, analysis, validation, development and implementation of product, technology and information technology strategies for both the network infrastructure and customer solutions of our Company;

•	overall planning, design, specification of standards, commissioning and decommissioning of our communication networks;

•	construction of infrastructure for our Company’s fixed, mobile, Internet protocol (IP) and data networks;

•	operation and maintenance, including activation and restoration of these networks;

•	supply and delivery of information technology solutions to support our products, services and customer support function;

•	the development and lifecycle management of products and services over the networks, as well as application platforms and the online environment; and

•	operational support functions for our Company, including procurement, billing, credit management and property management.
Telstra Country Wide (TCW) is responsible for:
•	the management and control of providing telecommunication products and services to consumer, small business, enterprise and some government customers outside the mainland state capital cities, in outer metropolitan areas, and in Tasmania and the Northern Territory.
Telstra BigPond is responsible for:
•	the management and control of our retail Internet products, services and content, contact centres, customer relations and associated functions, for broadband and narrowband delivery.
Telstra Media is responsible for:
•	the management of our investment interest in the FOXTEL partnership;

•	the development and management of the hybrid fibre coaxial (HFC) cable network; and

•	investigation and development of an interactive PayTV (IPTV) service.
Strategic Marketing is responsible for:
•	the co-ordination and delivery of marketing activities across our Company and market segments.
Corporate areas include:
•	Legal Services — provides legal services across the Company;

•	Public Policy and Communications — responsible for managing our relationships and positioning with key groups such as our customers, the media, governments, community groups and staff. It also has responsibility for regulatory positioning and negotiation;

•	Finance and Administration — encompasses the functions of business and finance services, treasury, risk management and assurance, investor relations and the office of the company secretary. It also includes the financial management of the majority of the Telstra Entity fixed assets (including network assets) through the Asset Accounting Group; and

•	Human Resources — encompasses talent management, organisational development, human resource operations, health, safety and environment, as well as workplace relations and remuneration.
In our segment financial results, the “Other” segment consists of various business units that do not qualify as reportable segments in their own right. These include:
•	Telstra Country Wide;

•	Telstra BigPond;

•	Telstra Media;

•	Strategic Marketing; and

•	our corporate areas.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)
Segment financial results
For segment reporting purposes, we have reallocated certain items between the respective business segments pursuant to the definitions of segment revenues, segment expenses, segment assets and segment liabilities contained in the applicable accounting standard, where a reasonable allocation basis exists.
Where no reasonable allocation basis exists, we have not reallocated individual items to alternative segments. For segment reporting purposes, these items are reported within the same business segment as for internal management reporting. As a result, our segment revenues, segment expenses, segment assets and segment liabilities do not reflect actual operating results achieved for our business segments in certain circumstances.
The following narrative further explains our segment results for those individual items where it is considered that no reasonable allocation basis exists:
•	Sales revenue associated with mobile handsets for TC&C, TB and TE&G are allocated totally to the TC&C segment, with the exception of some products sold in relation to small to medium enterprises which are allocated to TB. Ongoing prepaid and postpaid mobile revenues derived from our mobile usage is recorded in TC&C, TB and TE&G depending on the type of customer serviced. In addition, the majority of goods and services purchased associated with our mobile revenues are allocated to the TC&C segment. As a result, the TC&C segment also holds segment assets and segment liabilities related to those revenues and expenses recorded in TC&C;

•	trade debtors in relation to the mobile repayment option on mobile handsets sold by our dealers are allocated totally to TC&C; and

•	revenue received in advance in relation to installation and connection fees is allocated totally to TC&C.
These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for reallocation to the respective business segments exist.
In addition, revenue derived from our BigPond Internet products and its related segment assets are recorded in the customer facing business segments of TC&C, TB and TE&G. Certain distribution costs in relation to these products are recognised in these three business segments. Telstra Operations recognise certain expenses in relation to the installation and running of the broadband cable network. The related segment assets are managed by the Asset Accounting Group. In accordance with our application of the business segment definition in relation to customer type, we have not reallocated these items to the Telstra Bigpond business segment.
Change in segment accounting policies
The following segment accounting policy changes occurred during fiscal 2006:
Interconnection revenue
In previous financial years, our segment accounting policy was to recognise our revenue relating to interconnection entirely in our TW business segment. In fiscal 2006, some parts of the revenue earned from interconnection were allocated to the TC&C, TB and TE&G business segments to match the revenue recognised with the associated expense. As a result, revenue in TW decreased by $633 million and revenue increased in TC&C by $500 million, TB by $52 million and TE&G by $81 million in fiscal 2005 to reflect this change in policy.
Segment assets and liabilities
Segment assets and segment liabilities form part of the operating activities of a segment and can be allocated directly to that segment.
The Asset Accounting Group performs a company wide function in relation to the financial management of certain assets. These assets are accounted for at the corporate level (aggregated in the “Other” segment) and not allocated across segments.
The “Other” segment also includes balances that do not meet the definition of segment assets and segment liabilities for our reportable business segments. As a result, borrowings and income tax assets and liabilities were recorded as reconciling items within the “Other” segment.
Inter-segment transfers
We account for all transactions of entities within the Telstra Group, including international transactions between Australian and non-Australian businesses, at market value. For segment reporting purposes, transfer pricing is not used within the Company. As such the inter-segment revenue line purely relates to intercompany revenue.
The Asset Accounting Group does not allocate depreciation expense related to the use of assets owned at the corporate level to other business segments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)
Telstra Group

	TC&C	TB	TE&G	TW	Sensis	TInt.	TO	Other	Elimina-
								(a)	tions	Total
Year ended 30 June 2006	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from external customers	8,897	3,053	4,607	2,607	1,826	1,450	226	106	—	22,772
Add inter-segment revenue	—	—	57	292	10	31	83	7	(480)	—

Total segment revenue	8,897	3,053	4,664	2,899	1,836	1,481	309	113	(480)	22,772

Segment result under A-IFRS	5,721	2,412	2,702	2,693	865	86	(4,175)	(4,903)	29	5,430
Share of equity accounted net (losses)/profits	—	—	—	—	(1)	12	—	(6)	—	5
Less net gain on sale of investments	—	—	4	—	—	58	—	—	—	62

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	5,721	2,412	2,706	2,693	864	156	(4,175)	(4,909)	29	5,497

Earnings has been calculated after charging/(crediting) the following non cash expenses:
Impairment losses	140	10	8	—	13	11	143	26	—	351
Reversal of impairment losses	—	—	—	(20)	—	—	(2)	—	—	(22)
Depreciation and amortisation	—	—	63	—	91	298	48	3,587	—	4,087
Other significant non cash expenses	26	4	20	5	1	3	144	7	—	210

Non current segment assets acquired (excluding acquisition of investments)	11	—	89	23	96	224	4,032	5	—	4,480

As at 30 June 2006
Segment assets	1,437	370	1,767	453	1,886	3,817	3,308	23,316	(179)	36,175

Segment assets include:
Investment in jointly controlled entities	—	—	1	—	—	1	—	—	—	2
Investment in associated entities	—	—	18	—	3	—	—	—	—	21

Segment liabilities	1,260	165	618	241	673	615	2,534	17,414	(177)	23,343

(a) Revenue for the other segment relates primarily to our revenue earned by Telstra Media from our share of FOXTEL cable subscriber revenue and for services provided to FOXTEL. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.
Segment assets for the “Other” segment includes the Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group. Segment liabilities includes income tax liabilities and borrowings, which have been reallocated from the reportable business segment in accordance with the applicable accounting standard.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)
Telstra Group

	TC&C	TB	TE&G	TW	Sensis	TInt.	TO	Other	Elimina-
								(a)	tions	Total
Year ended 30 June 2005	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from external customers	8,931	3,099	4,570	2,267	1,708	1,360	161	85	—	22,181
Add inter-segment revenue	—	—	52	284	11	38	77	2	(464)	—

Total segment revenue	8,931	3,099	4,622	2,551	1,719	1,398	238	87	(464)	22,181

Segment result under A-IFRS	6,179	2,488	2,807	2,283	812	94	(3,371)	(4,345)	3	6,950
Share of equity accounted net (losses)/profits	3	—	5	—	—	(96)	—	(6)	—	(94)
Less net gain on sale of investments	66	—	—	—	—	13	—	—	—	79

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	6,248	2,488	2,812	2,283	812	11	(3,371)	(4,351)	3	6,935

Earnings has been calculated after charging/(crediting) the following non cash expenses:
Impairment losses	115	18	12	—	17	7	20	30	(29)	190
Depreciation and amortisation	—	—	46	—	64	266	1	3,152	—	3,529
Other significant non cash expenses	25	3	22	6	4	3	139	24	—	226

Non current segment assets acquired (excluding acquisition of investments)	16	—	45	503	74	246	3,052	110	—	4,046

As at 30 June 2005
Segment assets	1,448	343	1,635	356	1,836	3,641	2,750	23,702	(500)	35,211

Segment assets include:
Investment in jointly controlled entities	—	—	3	—	—	33	—	—	—	36
Investment in associated entities	—	—	8	—	4	—	—	—	—	12

Segment liabilities	1,021	119	639	148	665	547	2,024	16,887	(497)	21,553

(a) Revenue for the other segment relates primarily to our revenue earned by Telstra Media from our share of FOXTEL cable subscriber revenue and for services provided to FOXTEL. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.
Segment assets for the other segment includes the Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group. Segment liabilities excludes income tax liabilities and borrowings, which are included as part of the other segment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)

		Telstra Group
		Year ended 30 June
		2006	2005
	Note	$m	$m

Reconciliation of segment results to Telstra Group position:
Earnings before interest and income tax expense (EBIT)		5,497	6,935
Finance income		66	83
Finance costs		(1,002)	(963)

Profit before income tax expense		4,561	6,055
Income tax expense		(1,380)	(1,746)

Profit for the year		3,181	4,309

Information about sales revenue from our products and services:
PSTN products
Basic access		3,318	3,362
Local calls		1,023	1,284
PSTN value added services		246	250
National long distance calls		913	1,013
Fixed to mobile		1,491	1,566
International direct		201	234
Fixed interconnection		286	309

		7,478	8,018

Mobiles
Mobile services		4,505	4,307
Mobile handsets		467	381

		4,972	4,688

Data and internet services
Internet and IP solutions		1,907	1,377
ISDN products		807	890
Specialised data		884	966

		3,598	3,233

Other products and services
Advertising and directories		1,711	1,585
Customer premises equipment		274	231
Payphones		104	121
Intercarrier services		351	290
Inbound calling products		449	449
Solutions management		989	931
Offshore controlled entities (a)		1,745	1,611
Pay TV bundling		320	263
Other sales and service		759	741

		6,702	6,222

Sales revenue		22,750	22,161

Other revenue (excluding finance income)		22	20

Total revenue (excluding finance income)	6	22,772	22,181

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m

Information about revenue from our products and services (continued):
(a) Sales revenue from our offshore controlled entities is split between the following products and services:
International — PSTN products	446	484
International — Mobiles	849	751
International — Data and internet services	287	264
International — Intercarrier services	20	24
International — Other	143	88

	1,745	1,611

Information about our geographic operations (i)
Segment revenue from external customers
Australian customers	21,014	20,556
International customers	1,758	1,625

	22,772	22,181

Carrying amount of segment assets
Australian customers	31,966	31,245
International customers	4,209	3,966

	36,175	35,211

Non current segment assets acquired (excluding acquisition of investments)
Located in Australia	4,256	3,800
Located in international countries	224	246

	4,480	4,046

(i) Our geographical operations are split between our Australian and international operations. Our international operations include the business of our international business segment (primarily businesses in Hong Kong and New Zealand) and our international business that serves multi-national customers in the TE&G segment. No individual geographical area forms a significant part of our operations apart from our Australian operations.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
6. Income

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Sales revenue
Rendering of services		12,427	12,522	10,427	10,783
Sale of goods		808	691	536	430
Rent of network facilities		7,653	7,233	7,655	7,233
Construction contracts		151	130	174	136
Advertising and directory services		1,711	1,585	464	377
Procurement (a)		—	—	647	628

		22,750	22,161	19,903	19,587

Other revenue (excluding finance income)
Dividend revenue
— controlled entities	33	—	—	560	223
— jointly controlled entities	33	—	—	—	1

		—	—	560	224
Rent from property and motor vehicles		22	20	22	20

		22	20	582	244

Total revenue (excluding finance income)		22,772	22,181	20,485	19,831

Other income
Net gain on disposal of:
— property, plant and equipment		23	9	20	10
— investments in controlled entities		4	—	—	—
— investments in jointly controlled and associated entities		58	16	59	26
— investments in listed securities and other investments		—	63	—	59

		85	88	79	95
Other miscellaneous income (b)		243	173	84	38

		328	261	163	133

Total income (excluding finance income)		23,100	22,442	20,648	19,964

Finance income
— interest on cash and cash equivalents		66	83	60	78
— other		—	—	3	23

		66	83	63	101

Total income		23,166	22,525	20,711	20,065

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
6. Income (continued)
(a) The Telstra Entity receives procurement revenue from its controlled entity Sensis Pty Ltd for the use of Yellow Pages® and White Pages® trademarks. Refer to note 33 for further details on transactions involving our related parties.
(b) Other miscellaneous income includes revenue recognised from subsidies received on the Higher Bandwidth Incentive Scheme (HiBIS) and Broadband Connect Incentive Scheme.
HiBiS, which has now concluded, and its replacement program, Broadband Connect, were established by the Commonwealth to allow service providers to provide high bandwidth services to eligible customers in the regional, rural and remote areas of Australia at prices broadly comparable to those prices charged to customers in metropolitan areas.
As a service provider, we are able to claim a rebate from the Commonwealth for each registered HiBIS or Broadband Connect service we provide to an eligible customer. The purpose of the incentive payment is to cover the short fall of providing these services to eligible customers in the regional, rural and remote areas of Australia at metropolitan prices. We recognise these incentive payments as other income.
We have no significant unfulfilled conditions and other contingencies relating to our obligations under the HiBIS and Broadband Connect programs.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
7. Profit from continuing operations

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

(a) Profit before income tax expense (including items disclosed in note 7(b)) has been calculated after charging/(crediting) the following items:

Labour
Included in our labour expenses are the following:
Employee redundancy (b)		534	91	516	85
Share based payments	21	15	10	15	10
Defined benefit plan expense	28	185	203	182	201

Goods and services purchased
Included in our goods and services purchased are the following:
Cost of goods sold		1,421	1,150	1,087	882
Rental expense on managed services		69	67	64	62

Other expenses
Impairment losses:
— impairment in value of inventories (b)		53	11	53	11
— impairment in value of trade and other receivables (b)		161	150	138	131
— impairment in value of investments (b) (i)		—	6	245	27
— impairment in amounts owed by controlled entities (b)	33	—	—	382	475
— impairment in amounts owed by jointly controlled entities	33	2	5	—	—
— impairment in value of intangibles (b) (ii)		66	1	64	—
— impairment in value of property, plant and equipment (b) (ii)		69	17	69	17

		351	190	951	661

Reversal of impairment losses:
— reversal of impairment in value of trade and other receivables		(22)	—	(22)	—
— reversal of impairment in value of investments (b)		—	—	(15)	(334)
— reversal of impairment in amounts owed by controlled entities	33	—	—	—	(15)

		(22)	—	(37)	(349)

Rental expense on operating leases		667	675	496	502
Net foreign currency translation losses/(gains)		2	(40)	(50)	(5)
Remuneration of auditors	8	8	7	6	6
Service contracts and other agreements		1,836	1,556	1,796	1,521
Promotion and advertising		356	330	285	253
General and administration		723	739	542	564
Other operating expenses (b)		506	358	573	325

		4,427	3,815	4,562	3,478

(i) We have recognised impairment losses relating to the value of our investments in controlled entities, jointly controlled and associated entities, and other entities based on the value in use calculation. The impairment loss in the value of investment in controlled entities was eliminated on consolidation of the Telstra Group.
(ii) We have recognised impairment losses relating to project costs that were capitalised within capitalised software forming part of intangible assets and property, plant and equipment. These projects have subsequently been cancelled and the costs recognised in the income statement as an impairment loss. In fiscal 2006, additional impairment losses were recognised reflecting additional write offs due to our transformation, refer note 7(b) for details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
7. Profit from continuing operations (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

(a) Profit before income tax expense (including items disclosed in note 7(b)) has been calculated after charging/(crediting) the following items (continued):

Depreciation of property, plant and equipment (b)
— general purpose buildings including leasehold improvements	14	62	54	54	47
— communication assets including leasehold improvements	14	2,953	2,615	2,786	2,508
— communication assets under finance lease	14	67	75	67	75
— equipment under finance lease	14	8	9	6	7
— other plant, equipment and motor vehicles	14	93	123	45	50

		3,183	2,876	2,958	2,687

Amortisation of intangible assets
— patents and trademarks	15	2	2	4	4
— licences	15	58	37	18	18
— brandnames	15	11	10	—	—
— customer bases	15	98	86	13	15
— deferred expenditure		9	8	35	10
— software assets (b)	15	726	510	629	472

		904	653	699	519

		4,087	3,529	3,657	3,206

Finance costs
— interest on bills of exchange and commercial paper		65	35	65	35
— interest on Telstra bonds		486	223	486	223
— interest on other loans		242	497	242	497
— interest on derivative instruments		169	164	169	164
— interest on finance leases		6	7	2	3
— unwinding of discount on liabilities recognised at present value		40	35	9	2
— gain in fair value hedge instruments		(26)	—	(26)	—
— other		20	2	38	19

		1,002	963	985	943

Research and development
Research and development expenses		23	29	23	29

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
7. Profit from continuing operations (continued)
(b) Income statement items requiring specific disclosure
The separate disclosure of the following material items is relevant in explaining our financial performance.
Our profit for the year has been calculated after charging specific expense items from our continuing operations as detailed below:

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Redundancy and restructuring related costs (i)
Labour
— redundancy expense		356	—	352	—
— restructuring expense		50	—	50	—

		406	—	402	—

Goods and services purchased
— restructuring expense		54	—	54	—

Other expenses
— restructuring expense		105	—	105	—
— impairment in value of inventories		18	—	18	—
— impairment in value of trade and other receivables		14	—	14	—
— impairment in value of intangibles		61	—	61	—
— impairment in value of property, plant and equipment		46	—	46	—

		244	—	244	—

Depreciation and amortisation
— accelerated amortisation of intangibles		160	—	145	—
— accelerated depreciation of property, plant and equipment		262	—	262	—

		422	—	407	—

		1,126	—	1,107	—

Other
— impairment in value of controlled entities (ii)		—	—	205	—
— reversal of impairment in value of controlled entities (ii)		—	—	—	(334)
— impairment in amounts owed by controlled entities (iii)		—	—	382	475

		—	—	587	141
Total expense items		1,126	—	1,694	141
Income tax benefit attributable to those items requiring specific disclosure		(338)	—	(332)	—

Net items after income tax benefit		788	—	1,362	141

(i)	On 15 November 2005, we announced the results from the strategic review that was initiated on 1 July 2005. We unveiled a strategy for improving our business by:
•	introducing a company wide market based management system;

•	the adoption of a one factory approach to managing operations; and

•	delivering integrated services to our customers.
We also announced several key decisions and commitments regarding our systems, processes and products which will impact the future performance of the Company.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
7. Profit from continuing operations (continued)
For the year ended 30 June 2006, we have recorded a number of restructuring related expenses associated with the implementation of the strategic review initiatives. The redundancy and restructuring costs include the following:
•	redundancy costs associated with the reduction in our workforce, including those redundancies that have been provided for (refer to note 19);

•	the provision for restructuring costs associated with shutting down certain networks, platforms and applications, property rationalisation, onerous lease costs and replacing customer equipment (refer to note 19);

•	the impairment of certain assets due to the decision to shut down certain networks and platforms that are no longer considered recoverable. This also includes the decision to cancel certain projects relating to the development of software and the construction of property, plant and equipment; and

•	the accelerated recognition of depreciation and amortisation of certain assets that, while currently in use, will be decommissioned as part of our decision to shut down certain networks, platforms and applications.
A total provision of $427 million has been raised for redundancy and restructuring for the Telstra Group as at 30 June 2006. This includes $395 million recorded in current and non current provisions, $18 million recorded as a reduction in inventory and $14 million recorded as an allowance for other receivables.
(ii) In fiscal 2006, the profit before income tax expense of the Telstra Entity included an expense of $205 million in relation to the impairment of the value of three controlled entities. In fiscal 2005, the profit before income tax expense of the Telstra Entity included a $334 million net gain in relation to the reversal of an impairment of the value of four controlled entities. These balances are eliminated on consolidation for Telstra Group reporting purposes.
Each fiscal year, we review the value of our investment in controlled entities. As a result, we have incurred an impairment loss (or a reversal of an impairment loss) by assessing the carrying value of our controlled entity with its recoverable amount. We review our recoverable amount by reference to its value in use. Refer to note 25 for further details regarding impairment.
(iii) The profit before income tax expense of the Telstra Entity included an impairment loss of $382 million (2005: $475 million) relating to a movement in allowance for amounts owed by a controlled entity. This balance was eliminated on consolidation for Telstra Group purposes. Refer to note 25 for further details regarding impairment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
8. Remuneration of auditors

			Telstra Group		Telstra Entity
			Year ended 30 June		Year ended 30 June
			2006	2005	2006	2005
	Note		$m	$m	$m	$m

Audit fees
The Australian National Audit Office has charged the following amounts for:
Auditing and reviewing the financial reports (i)			4.981	5.038	4.431	4.404
Ernst and Young has charged the following amounts for:
Auditing and reviewing the financial reports (ii)			2.900	2.290	1.601	1.391

Total audit fees	7	(a)	7.881	7.328	6.032	5.795

Other services
In addition to auditing and reviewing the financial reports, other services were provided by Ernst and Young in their own right as follows:
Audit related (iii)			0.829	0.571
Tax (iv)			0.118	0.423
Other services (v)			0.331	0.703

Total other services			1.278	1.697

Audit fees
(i) Our Australian statutory auditor is the Australian National Audit Office (ANAO). The audit provided by the ANAO has been subcontracted to Ernst and Young (EY) since fiscal 2000.
(ii) Audit fees charged by EY relate to audit services provided in completing our statutory and regulatory filings other than those subcontracted directly from the ANAO. These services include the audit and review of our offshore controlled entities, the regulatory audits and our USGAAP audit. In addition, this category includes the audit of our other statutory filings such as the filing we are required to make under Japanese law, and the annual report on Form 20-F to meet our United States listing requirements.
Other services
We have processes in place to maintain the independence of the external auditor, including the level of expenditure on non audit services. Fees earned by EY for non audit work are capped at a maximum of 1.0 times the total audit and audit related fees.
Non audit services are pre-approved by the Audit Committee provided they fall within a defined list of services specified by the Audit Committee. Those non-audit services that are not listed have to be specifically approved by the Audit Committee prior to the commencement of any engagement. In addition, all non-audit services with a value over $100,000 must be separately approved by the Audit Committee, even if the service is listed as a pre-approved service.
The provision of non-audit services by EY is monitored by the Audit Committee via bi-annual reports to the Audit Committee. In addition, where engagements involve services from the defined list of services, these are reported to the Audit Committee at the following meeting.
EY has specific internal processes in place to ensure auditor independence.
(iii) Audit related fees charged by EY relate to services that are reasonably related to the performance of the audit or review of our financial statements, and other assurance engagements. These services include our privacy audit, various accounting advice provided and additional audit work arising on the acquisition of our newly acquired controlled entities.
(iv) Tax fees charged by EY mainly relates to licence fee and technical services including training and support services in relation to our tax return software.
(v) Other services relate to all additional services performed by EY, other than those disclosed as auditing and reviewing the financial report, audit related and tax. These services include performance of system and security reviews, and various other reviews and non assurance services across the Company.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
9. Income taxes

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Major components of income tax expense
Current tax expense	1,730	1,740	1,860	1,907
Deferred tax resulting from the origination and reversal of temporary differences	(386)	4	(411)	(28)
Under provision of tax in prior years	36	2	33	3

	1,380	1,746	1,482	1,882

Notional income tax expense on profit differs from actual income tax expense recorded as follows:
Profit before income tax expense	4,561	6,055	4,719	6,398

Notional income tax expense on profit calculated at 30% (a):	1,368	1,817	1,416	1,919

Which is adjusted by the tax effect of:
Effect of different rates of tax on overseas income	(19)	(11)	—	—
Non assessable and non deductible items	(5)	(62)	33	(40)
Under provision of tax in prior years	36	2	33	3

Income tax expense on profit	1,380	1,746	1,482	1,882

Amounts recognised directly in equity during the year
Deferred tax debited/(credited) directly in equity during the year	291	(24)	289	(24)

(a)	The Commonwealth statutory income tax rate for fiscal 2006 and fiscal 2005 was 30%. This tax rate is the income tax rate applied to Australian resident companies pursuant to the Income Tax Rates Act.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
9. Income taxes (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Deferred tax asset/(deferred tax liability)

Deferred tax items recognised in income statement
Property, plant and equipment	(1,872)	(1,918)	(1,911)	(2,019)
Intangible assets	(356)	(474)	(175)	(280)
Provision for employee entitlements	268	281	246	263
Revenue received in advance	116	130	—	5
Provision for workers’ compensation	65	64	62	62
Allowance for doubtful debts	42	46	33	37
Defined benefit assets	(45)	(98)	(43)	(97)
Trade and other payables	57	38	54	36
Provision for redundancy	56	—	55	—
Other provisions	91	10	85	1
Income tax losses (a)	106	69	—	4
Other	36	26	27	3

	(1,436)	(1,826)	(1,567)	(1,985)

Deferred tax items recognised in equity (b)
Defined benefit assets	(260)	24	(258)	24
Derivative financial instruments	(7)	—	(7)	—

	(267)	24	(265)	24

Net deferred tax liability	(1,703)	(1,802)	(1,832)	(1,961)

Our net deferred tax liability is split as follows (c):
Deferred tax assets recognised in the balance sheet	1	2	—	—
Deferred tax liabilities recognised in the balance sheet	(1,704)	(1,804)	(1,832)	(1,961)

	(1,703)	(1,802)	(1,832)	(1,961)

(a)	We have recognised a deferred tax asset for the unused tax losses of our offshore controlled entities to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised. We have prepared management budgets and forecasts in line with our current knowledge of future events to support our view of sufficient future taxable profits being available to offset our unused tax losses.

(b)	When the underlying transactions to which our deferred tax relates is recognised directly to equity in accordance with applicable accounting standards, the temporary differences associated with these adjustments are also recognised directly in equity.

(c)	We are able to offset deferred tax assets and deferred tax liabilities in the balance sheet when they relate to income taxes levied by the same taxation authority and to the extent we intend to settle our current tax assets and liabilities on a net basis.
Our deferred tax assets and deferred tax liabilities are netted within the tax consolidation group, as these deferred tax balances relate to income taxes levied by the Australian Taxation Office. We do not net deferred tax balances between controlled entities, apart from those within the tax consolidation group.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
9. Income taxes (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Deferred tax assets not recognised in the balance sheet (a):
Income tax losses	185	161	—	—
Capital tax losses	196	198	160	161
Deductible temporary differences	353	334	192	99

	734	693	352	260

(a)	Our deferred tax assets not recognised in the balance sheet may be used in future years if the following criteria are met:
•	our controlled entities have sufficient future taxable profit to enable the income tax losses and temporary differences to be offset against that taxable profit;

•	the Telstra Entity and our controlled entities have sufficient future capital gains to be offset against those capital losses;

•	we continue to satisfy the conditions required by tax legislation to be able to use the tax losses; and

•	there are no future changes in tax legislation that will adversely affect us in using the benefit of the tax losses.
As at 30 June 2006, the deferred tax assets not recognised in our balance sheet are able to be carried forward indefinitely for both our domestic and offshore operations, except in relation to one offshore controlled entity that has income tax losses of $9 million (fiscal 2005: $13 million) that will expire in fiscal 2027.
In the event of the further privatisation of our Company, certain income tax losses and capital tax losses, not currently recognised as a deferred tax asset, may not be able to be utilised in the future to offset income tax and capital tax gains for some offshore controlled entities and the tax consolidated group. The ability to utilise income and capital losses in the future will depend on various factors, including the number of shares the Commonwealth continues to hold, either directly or indirectly.
Tax consolidation
The Telstra Entity and its Australian resident wholly owned entities previously elected to form a tax consolidated group. As part of the election to enter tax consolidation, the tax consolidated group is treated as a single entity for income tax purposes.
The Telstra Entity, as the head entity in the tax consolidated group, recognises, in addition to its own transactions, the current tax liabilities and the deferred tax assets arising from unused tax losses and tax credits for all entities in the group. However, the Telstra Entity and its resident wholly owned entities account for their own current tax expense and deferred tax amounts.
Upon tax consolidation, the entities within the tax consolidated group entered into a tax sharing agreement. The terms of this agreement specified the methods of allocating any tax liability in the event of default by the Telstra Entity on its group payment obligations and the treatment where a subsidiary member exits the group. The tax liability of the group otherwise remains with the Telstra Entity for tax purposes.
During fiscal 2006, the entities within the tax consolidated group entered into a tax funding arrangement under which:
•	the Telstra Entity compensates its wholly owned controlled entities for any current tax receivable assumed;

•	the Telstra Entity compensates its wholly owned controlled entities for any deferred tax assets relating to unused tax losses and tax credits; and

•	wholly owned entities compensate the Telstra Entity for any current tax payable assumed.
The funding amounts are based on the amounts recorded in the financial statements of the wholly owned entities.
Amounts receivable of $40 million to the Telstra Entity and amounts payable from the Telstra Entity of $194 million under the tax funding arrangements are due in the next financial year upon final settlement of the current tax payable for the tax consolidated group. During fiscal 2005, no tax funding arrangement was in place and as a result these funding amounts were recorded as equity contributions to or distributions from our controlled entities.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
10. Cash and cash equivalents

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Current
Cash at bank and on hand	238	225	87	83
Bank deposits, bills of exchange and commercial paper (a)	451	1,323	387	1,285

	689	1,548	474	1,368

(a)	Bank deposits are held in the short term money market. The carrying amount of bank deposits, bills of exchange and commercial paper approximates net fair value due to their short term to maturity.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
11. Trade and other receivables

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Current
Trade debtors (a)		2,565	2,434	1,881	1,774
Allowance for doubtful debts		(144)	(159)	(110)	(125)

		2,421	2,275	1,771	1,649

Amounts owed by controlled entities (other than trade debtors)	33	—	—	2,267	2,194
Allowance for amounts owed by controlled entities (other than trade debtors)	33	—	—	(1,851)	(1,469)

		—	—	416	725

Accrued revenue		1,027	976	971	929

Other receivables (b)		262	298	195	235
Allowance for doubtful debts (b)		(9)	—	(9)	—

		1,280	1,274	1,157	1,164

		3,701	3,549	3,344	3,538

Non current
Amounts owed by controlled entities (other than trade debtors)	33	—	—	60	56

Amounts owed by jointly controlled and associated entities (c)	33	229	242	210	204
Allowance for amounts owed by jointly controlled and associated entities (c)	33	(215)	(210)	(210)	(204)

		14	32	—	—

Other receivables (b)		78	65	72	59
Allowance for doubtful debts (b)		(5)	—	(5)	—

		73	65	67	59

		87	97	127	115

(a)	Our policy requires trade debtors to pay us in accordance with agreed payment terms. Depending on the customer segment, our settlement terms are generally 14 to 30 days from date of invoice. All credit and recovery risk associated with trade debtors has been provided for in the balance sheet.

(b)	Our other receivables relates mainly to customer deferred debt. Our customer deferred debt allows eligible post paid customers the opportunity to repay the cost of their mobile handset and approved accessories monthly over 12, 18 or 24 months. The loan is provided interest free to our mobile postpaid customers.

(c)	In fiscal 2006, amounts owed by jointly controlled and associated entities relates mainly to loans provided to Reach Ltd (Reach) of $210 million (2005: $204 million) and the 3GIS Partnership (3GIS) of $14 million (2005: $32 million). An allowance for the total loan provided to Reach has been recognised. Refer to note 33 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
12. Inventories

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Current
Finished goods recorded at net realisable value	79	4	67	—
Finished goods recorded at cost	123	197	91	167

Total finished goods	202	201	158	167

Raw materials and stores recorded at cost	15	16	10	12
Construction contracts (a)	7	15	7	15

	224	232	175	194

Non current
Finished goods recorded at net realisable value	15	—	15	—
Finished goods recorded at cost	5	15	5	15

	20	15	20	15

(a) Construction contract disclosures are shown as follows:
Contract costs incurred and recognised profits	108	69	108	69
Progress billings	(101)	(54)	(101)	(54)

	7	15	7	15

Advances received for construction work in progress (included in trade and other payables)	7	7	7	7

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
13. Investments

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Investments — accounted for using the equity method

Investments — accounted for using the Investments in jointly controlled entities		4	40	2	83
Allowance for impairment in value		(2)	(4)	(2)	(50)

Carrying amount of investments in jointly controlled entities	30	2	36	—	33

Investments in associated entities		45	36	18	33
Allowance for impairment in value		(24)	(24)	—	(25)

Carrying amount of investments in associated entities	30	21	12	18	8

		23	48	18	41

Investments — other

Investments in controlled entities	29	—	—	13,062	12,975
Allowance for impairment in value		—	—	(7,109)	(6,839)

Total investments in controlled entities		—	—	5,953	6,136

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Property, plant and equipment

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Land and site improvements
At cost	35	40	32	37

Buildings (including leasehold improvements)
At cost	822	822	706	722
Accumulated depreciation/impairment	(392)	(392)	(352)	(356)

	430	430	354	366

Communication assets (including leasehold improvements)
At cost	45,848	43,217	43,222	41,127
Accumulated depreciation/impairment	(23,398)	(21,541)	(22,393)	(20,946)

	22,450	21,676	20,829	20,181

Communication assets under finance lease
At cost	858	858	858	858
Accumulated depreciation/impairment	(501)	(434)	(501)	(434)

	357	424	357	424

Other plant, equipment and motor vehicles
At cost	1,068	1,011	692	753
Accumulated depreciation/impairment	(740)	(710)	(519)	(554)

	328	301	173	199

Equipment under finance lease
At cost	60	52	33	26
Accumulated depreciation/impairment	(38)	(32)	(13)	(10)

	22	20	20	16

Total property, plant and equipment
At cost	48,691	46,000	45,543	43,523
Accumulated depreciation	(25,069)	(23,109)	(23,778)	(22,300)

	23,622	22,891	21,765	21,223

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m
Land and site improvements

Opening cost		40	43	37	42
— additions		—	4	—	3
— disposals		(5)	(8)	(5)	(8)
— acquisitions through business combinations		—	1	—	—

Closing cost		35	40	32	37

Buildings (including leasehold improvements)

Opening net book value		430	393	366	376

Opening cost		822	733	722	689
— additions		72	47	60	43
— disposals		(104)	(16)	(98)	(15)
— acquisitions through business combinations		10	55	—	—
— foreign currency exchange differences		(4)	(6)	—	—
— other		26	9	22	5

Closing cost		822	822	706	722

Opening accumulated depreciation/impairment		(392)	(340)	(356)	(313)
— disposals		74	4	70	3
— acquisitions through business combinations		(1)	—	—	—
— depreciation expense	7	(62)	(54)	(54)	(47)
— impairment losses		(6)	—	(6)	—
— foreign currency exchange differences		3	3	—	—
— other		(8)	(5)	(6)	1

Closing accumulated depreciation/impairment		(392)	(392)	(352)	(356)

Closing net book value		430	430	354	366

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m
Communication assets (including leasehold improvements) (a)

Opening net book value		21,676	21,093	20,181	20,095

Opening cost		43,217	40,575	41,127	39,093
— additions		3,681	3,378	3,501	2,732
— disposals		(1,416)	(740)	(1,432)	(740)
— acquisitions through business combinations		421	—	—	—
— foreign currency exchange differences		(105)	(37)	—	—
— other		50	41	26	42

Closing cost		45,848	43,217	43,222	41,127

Opening accumulated depreciation/impairment		(21,541)	(19,482)	(20,946)	(18,998)
— disposals		1,376	584	1,393	588
— acquisitions through business combinations		(265)	—	—	—
— depreciation expense	7	(2,953)	(2,615)	(2,786)	(2,508)
— impairment losses		(37)	(14)	(37)	(14)
— foreign currency exchange differences		41	8	—	—
— other		(19)	(22)	(17)	(14)

Closing accumulated depreciation/impairment		(23,398)	(21,541)	(22,393)	(20,946)

Closing net book value		22,450	21,676	20,829	20,181

Communication assets under finance lease

Opening net book value		424	499	424	499

Opening and closing cost (b)		858	858	858	858

Opening accumulated depreciation/impairment		(434)	(359)	(434)	(359)
— depreciation expense	7	(67)	(75)	(67)	(75)

Closing accumulated depreciation/impairment		(501)	(434)	(501)	(434)

Closing net book value		357	424	357	424

(a)	Includes certain network land and buildings which are essential to the operation of our communication assets.

(b)	During fiscal 2006 and fiscal 2005, there were no additions or disposals to this class of asset. As a result, our opening and closing cost has remained unchanged.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m
Other plant, equipment and motor vehicles

Opening net book value		301	380	199	211

Opening cost		1,011	1,335	753	1,004
— additions		124	114	34	52
— disposals		(111)	(301)	(96)	(295)
— acquisitions through business combinations		48	15	—	—
— foreign currency exchange differences		(8)	(14)	—	—
— other		4	(138)	1	(8)

Closing cost		1,068	1,011	692	753

Opening accumulated depreciation/impairment		(710)	(955)	(554)	(793)
— disposals		98	287	85	281
— acquisitions through business combinations		(37)	—	—	—
— depreciation expense	7	(93)	(123)	(45)	(50)
— impairment losses		(26)	(3)	(26)	(3)
— foreign currency exchange differences		6	9	—	—
— other		22	75	21	11

Closing accumulated depreciation/impairment		(740)	(710)	(519)	(554)

Closing net book value		328	301	173	199

Equipment under finance lease

Opening net book value		20	11	16	10

Opening cost		52	48	26	20
— additions		9	13	9	11
— disposals		—	(9)	—	(5)
— acquisitions through business combinations		—	4	—	—
— foreign currency exchange differences		(1)	—	—	—
— other		—	(4)	(2)	—

Closing cost		60	52	33	26

Opening accumulated depreciation/impairment		(32)	(37)	(10)	(10)
— disposals		—	3	—	—
— depreciation expense	7	(8)	(9)	(6)	(7)
— other		2	11	3	7

Closing accumulated depreciation/impairment		(38)	(32)	(13)	(10)

Closing net book value		22	20	20	16

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Property, plant and equipment (continued)
Work in progress
In fiscal 2006, the Telstra Group has property, plant and equipment under construction amounting to $1,695 million (2005: $1,040 million). In fiscal 2006, the Telstra Entity has property, plant and equipment under construction amounting to $1,596 million (2005: $945 million). As these assets are not installed and ready for use, there is no depreciation being charged on these amounts.
Other
Details of our expenditure and lease commitments in relation to property, plant and equipment are shown in note 26 to these financial statements.
In fiscal 2006, the Telstra Group has property, plant and equipment that was fully depreciated and still in use with a cost of $1,767 million (2005: $2,224 million). In fiscal 2006, the Telstra Entity has property, plant and equipment that was fully depreciated and still in use with a cost of $1,412 million (2005: $1,905 million).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
15. Intangible assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m
Goodwill	2,073	2,037	16	16

Internally generated intangible assets
Software assets developed for internal use	3,188	3,622	2,651	3,173
Accumulated amortisation	(1,406)	(1,652)	(1,171)	(1,499)

	1,782	1,970	1,480	1,674

Acquired intangible assets
Mastheads	447	447	—	—

Patents and trademarks	34	34	20	20
Accumulated amortisation	(8)	(6)	(11)	(7)

	26	28	9	13

Licences	833	793	267	267
Accumulated amortisation	(241)	(183)	(132)	(116)

	592	610	135	151

Brandnames	235	215	—	—
Accumulated amortisation	(53)	(42)	—	—

	182	173	—	—

Customer bases	846	749	70	70
Accumulated amortisation	(407)	(305)	(64)	(51)

	439	444	6	19

Total acquired intangible assets	1,686	1,702	150	183

Deferred expenditure
Deferred expenditure	1,589	1,272	1,841	1,533
Accumulated amortisation	(1,007)	(652)	(1,022)	(655)

	582	620	819	878

Total intangibles
At cost	9,245	9,169	4,865	5,079
Accumulated amortisation	(3,122)	(2,840)	(2,400)	(2,328)

	6,123	6,329	2,465	2,751

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
15. Intangible assets (continued)
Movements in intangible assets

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m
Goodwill

Opening value		2,037	1,790	16	16
— acquisitions through business combinations	24	324	385	—	—
— disposals		(312)	—	—	—
— foreign currency exchange differences		27	(138)	—	—
— impairment losses		(1)	—	—	—
— other		(2)	—	—	—

Closing value (a)		2,073	2,037	16	16

Intangibles — internally generated

Software assets developed for internal use (b)

Opening net book value		1,970	1,882	1,674	1,698

Opening cost		3,622	3,249	3,173	3,005
— additions		602	552	498	470
— acquisitions through business combinations		1	15	—	—
— disposals		(969)	(310)	(965)	(302)
— impairment losses (f)		(65)	—	(64)	—
— foreign currency exchange differences		(10)	—	—	—
— other		7	116	9	—

Closing cost		3,188	3,622	2,651	3,173

Opening accumulated amortisation		(1,652)	(1,367)	(1,499)	(1,307)
— amortisation expense (e)	7	(726)	(510)	(629)	(472)
— disposals		969	310	965	302
— foreign currency exchange differences		7	—	—	—
— other		(4)	(85)	(8)	(22)

Closing accumulated amortisation		(1,406)	(1,652)	(1,171)	(1,499)

Closing net book value		1,782	1,970	1,480	1,674

Acquired Intangible assets

Mastheads

Opening net book value		447	448	—	—

Opening cost		447	448	—	—
— impairment losses		—	(1)	—	—

Closing cost		447	447	—	—

Closing net book value (c)		447	447	—	—

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
15. Intangible assets (continued)
Movements in intangible assets (continued)

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m
Patents and trademarks

Opening net book value		28	3	13	17

Opening cost		34	7	20	20
— additions		1	—	—	—
— acquisitions through business combinations		—	27	—	—
— other		(1)	—	—	—

Closing cost		34	34	20	20

Opening accumulated amortisation		(6)	(4)	(7)	(3)
— amortisation expense (e)	7	(2)	(2)	(4)	(4)

Closing accumulated amortisation		(8)	(6)	(11)	(7)

Closing net book value		26	28	9	13

Licences

Opening net book value		610	651	151	169

Opening cost		793	801	267	267
— additions		16	5	2	—
— acquisitions through business combinations		23	5	—	—
— foreign currency exchange differences		—	(18)	—	—
— other		1	—	(2)	—

Closing cost		833	793	267	267

Opening accumulated amortisation		(183)	(150)	(116)	(98)
— amortisation expense (e)	7	(58)	(37)	(18)	(18)
— foreign currency exchange differences		1	4	—	—
— other		(1)	—	2	—

Closing accumulated amortisation		(241)	(183)	(132)	(116)

Closing net book value		592	610	135	151

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
15. Intangible assets (continued)
Movements in intangible assets (continued)

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m
Brandnames

Opening net book value		173	180	—	—

Opening cost		215	215	—	—
— acquisitions through business combinations		21	16	—	—
— foreign currency exchange differences		(1)	(16)	—	—

Closing cost		235	215	—	—

Opening accumulated amortisation		(42)	(35)	—	—
— amortisation expense (e)	7	(11)	(10)	—	—
— foreign currency exchange differences		—	3	—	—

Closing accumulated amortisation		(53)	(42)	—	—

Closing net book value		182	173	—	—

Customer bases

Opening net book value		444	353	19	34

Opening cost		749	593	70	70
— additions		30	—	—	—
— acquisitions through business combinations		76	191	—	—
— foreign currency exchange differences		(9)	(35)	—	—

Closing cost		846	749	70	70

Opening accumulated amortisation		(305)	(240)	(51)	(36)
— amortisation expense (e)	7	(98)	(86)	(13)	(15)
— foreign currency exchange differences		(4)	21	—	—

Closing accumulated amortisation		(407)	(305)	(64)	(51)

Closing net book value		439	444	6	19

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
15. Intangible assets (continued)
Movements in intangible assets (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m
Deferred expenditure

Opening net book value	620	636	878	593

Opening cost	1,272	1,031	1,533	988
— additions (d)	317	241	315	545
— other	—	—	(7)	—

Closing cost	1,589	1,272	1,841	1,533

Opening accumulated amortisation	(652)	(395)	(655)	(395)
— amortisation expense (e)	(355)	(257)	(367)	(260)

Closing accumulated amortisation	(1,007)	(652)	(1,022)	(655)

Closing net book value	582	620	819	878

Details of our expenditure commitments in relation to our intangible assets are shown in note 26 to our financial statements.
(a) We allocate goodwill to our relevant cash generating units (CGU’s) for the purposes of impairment testing. Refer to note 25 for further details.
(b) In fiscal 2006, the Telstra Group had software assets under development amounting to $352 million (2005: $362 million). In fiscal 2006, the Telstra Entity had software assets under development amounting to $296 million (2005: $301 million). As these assets were not installed and ready for use there is no amortisation being charged on the amounts.
(c) We do not currently amortise the cost of our mastheads as they have been assessed to have an indefinite useful life. We do not expect there to be a foreseeable limit to the period over which the mastheads are expected to generate net cash inflows and, based on industry experience and current information, it is extremely rare for leading mastheads to become commercially or technically obsolete. We believe we could dispose of the mastheads in the foreseeable future for an amount not less than the current carrying value and that the acquirer could retain the strong market position that the mastheads currently represent.
(d) During fiscal 2005, we entered into an arrangement with our jointly controlled entity, Reach Ltd (Reach), and our co-shareholder PCCW, whereby Reach’s international cable capacity was allocated between us and PCCW under an indefeasible right of use (IRU) agreement, including committed capital expenditure for the period until 2022.
The IRU is amortised over the contract periods for the capacity on the various international cable systems, which range from 5 to 22 years. The Telstra Entity has recorded the IRU within deferred expenditure. For the Telstra Group, the IRU was deemed to be an extension of our investment in Reach. The IRU has a carrying value of $nil in the consolidated financial statements due to the recognition of equity accounted losses in Reach.
(e) Amortisation expense is included in depreciation and amortisation expense in the income statement, with the exception of items of deferred expenditure which are expens ed to the relevant line of the income statement. The majority of the deferred expenditure relates to the deferral of basic access installation costs, which are amortised to goods and services purchased in the income statement.
(f) We have recognised impairment losses relating to project costs that were included in our capitalised software and relate to our software work-in-progress. These projects have subsequently been cancelled and the costs recognised in the income statement as an impairment loss.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
16. Derivative financial assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m
Current
Cross currency swap hedge receivable	20	4	20	4
Forward contract asset	1	—	1	—

	21	4	21	4

Non current
Cross currency swap hedge receivable	222	—	222	—
Interest rate swap asset	169	—	169	—

	391	—	391	—

Refer to note 35 for details on the financial risk management of our derivative financial instruments.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. Accordingly, we have applied previous AGAAP in the comparative information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
17. Trade and other payables

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m
Current
Trade creditors (a)		738	649	586	480
Accrued expenses		1,338	1,044	1,081	815
Accrued capital expenditure		844	289	772	210
Accrued interest		258	227	258	227
Deferred cash settlement for acquisitions (b)		123	316	—	—
Other creditors (a)		269	282	171	219
Amounts owed to controlled entities (other than trade creditors)	33	—	—	197	5

		3,570	2,807	3,065	1,956

Non current
Deferred cash settlement for acquisitions (b)		127	187	—	—
Other creditors		70	63	65	61

		197	250	65	61

(a)	Trade creditors and other creditors are non interest bearing liabilities. We generally process trade creditor payments once they have reached 30 days from the date of invoice for electronic funds transfer payments, or 30 days from the end of the month of invoice for other payments.

(b)	Included in our deferred cash settlement for acquisitions are our remaining obligations for the purchase of the third generation radio access network assets from Hutchison 3G Australia Pty Ltd.
During fiscal 2005, we purchased these assets for an amount of $450 million, payable over two years. We recognised this payable at its present value in our balance sheet of $403 million and are releasing the associated financing cost over the period of the payablein the income statement. For fiscal 2006, this release of finance costs amounted to $19 million (2005: $28 million).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
18. Borrowings

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m
Current
Short term debt
Bank overdraft (a)		—	14	—	—
Bank loans		111	—	110	—
Bills of exchange and commercial paper (b)		1,457	449	1,457	449
Loans from wholly owned controlled entities	33	—	—	1,408	2,400

		1,568	463	2,975	2,849

Long term debt — current portion
Telstra bonds (c)		—	516	—	516
Other loans (d)		394	523	394	523
Finance leases	26	7	5	5	4

		401	1,044	399	1,043

		1,969	1,507	3,374	3,892

Non current
Long term debt
Telstra bonds (c)		2,613	2,605	2,613	2,605
Other loans (d)		8,748	8,289	8,748	8,289
Finance leases	26	48	47	15	13

		11,409	10,941	11,376	10,907

Total debt payable
Short term debt
Bank overdraft (a)		—	14	—	—
Bank loans		111	—	110	—
Bills of exchange and commercial paper (b)		1,457	449	1,457	449
Loans from wholly owned controlled entities	33	—	—	1,408	2,400

		1,568	463	2,975	2,849

Long term debt (including current portion)
Telstra bonds (c)		2,613	3,121	2,613	3,121
Other loans (d)		9,142	8,812	9,142	8,812
Finance leases	26	55	52	20	17

		11,810	11,985	11,775	11,950

		13,378	12,448	14,750	14,799

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
18. Borrowings (continued)
Our long term debt is repayable over years ending 30 June as follows:

			Telstra Group
Due in the year ending 30 June	2007	2008	2009	2010	2011	after 2011	Total
Telstra bonds	$m	$m	$m	$m	$m	$m	$m

Coupon interest rate
up to 6.0%	—	—	—	—	—	35	35
up to 8.0%	—	—	500	500	—	1,510	2,510
up to 10.0%	—	—	—	—	—	28	28
up to 12.0%	—	—	—	—	—	44	44
up to 16.0%	—	—	—	—	—	32	32

	—	—	500	500	—	1,649	2,649

Unamortised discount							(36)

							2,613

Other loans (d)	394	1,373	81	815	2,642	3,837	9,142

Unamortised discount							—

							9,142

Finance leases	13	12	10	8	5	52	100

Future finance charges							(45)

							55

Total long term debt payable	407	1,385	591	1,323	2,647	5,538	11,891

Unamortised discount							(81)

							11,810

Assets pledged as security
Our 50% owned pay television joint venture FOXTEL previously entered into a $550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. The use of this facility is subject to certain conditions being met and full repayment is due on 30 September 2008.
As part of this arrangement, our controlled entity Telstra Media Pty Ltd as a FOXTEL partner, and FOXTEL itself, have pledged their respective assets as collateral in favour of the banks. The carrying value of the assets pledged in Telstra Media Pty Ltd as at 30 June 2006 was $nil (2005: $nil). Refer to note 27 for details of an equity contribution deed entered as part of this agreement.
On 31 July 2006, FOXTEL entered into a $600 million syndicated secured term loan facility to fund the refinancing of the above facility. Refer to note 34 for further details.
Our borrowings are unsecured, except for finance leases which are secured, as the rights to the leased asset transfer to the lessor in the event of a default by us.
(a) Bank overdraft
As at 30 June 2006, we had a bank overdraft of $nil (2005: $14 million). Our bank overdraft in fiscal 2005 related to a controlled entity. This bank overdraft was unsecured, with interest being charged daily, net of the controlled entity’s offsetting position of cash in bank and any outstanding loans.
(b) Bills of exchange and commercial paper
We have issued bills of exchange and commercial paper of $1,457 million (2005: $449 million) to financial institutions with an original maturity of less than 180 days. At 30 June 2006, all $1,457 million (2005: $449 million) of the commercial paper matures in less than three months.
(c) Telstra bonds
Telstra bonds currently on issue relate to wholesale investors and mature up until the year 2020. During fiscal 2006, $508 million (2005: $273 million) of Telstra bonds matured.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
18. Borrowings (continued)
(d) Other loans
Details of our other loans, including currency of borrowing, interest rates and maturity dates, are presented in the table below:

Telstra Group - Other loans details	A$ amount		Interest rates		Maturity dates
	As at 30 June		Year ended 30 June		As at 30 June
	2006	2005	2006	2005	2006	2005
	A$m	A$m	%	%

Australian dollar loans	245	247	5.93	5.93	November 2007	November 2007
US dollar loans	1,028	1,306	5.22 to 6.47	3.49 to 6.50	between April 2008	between Nov 2005
					and Dec 2015	and April 2012
Euro eurobond loan	6,336	5,893	3.14 to 6.49	3.00 to 6.38	between Dec 2006	between Dec 2006
					and July 2015	and July 2015
Swiss franc eurobond loan	326	304	2.61	2.50	April 2013	April 2013
Japanese yen loans	472	333	0.44 to 2.51	0.31 to 1.89	between July 2007	between July 2007
					and June 2016	and Nov 2014
Singapore dollar loans	84	78	3.80	3.80	March 2008	March 2008
New Zealand dollar loans	164	183	7.03 to 7.19	6.99 to 7.15	between Nov 2011	between Nov 2011
					and Nov 2014	and Nov 2014
British pound sterling loans	487	468	6.23	6.13	August 2014	August 2014

Total other loans including current portion	9,142	8,812

(e) Financing arrangements

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m
We have access to the following lines of credit:

Credit standby arrangements
Unsecured committed cash standby facilities which are subject to annual review	902	892	894	887
Amount of credit unused	900	891	894	887

We have commercial paper facilities in place with financial institutions under which we may issue up to $14,651 million (2005: $13,842 million). As at 30 June 2006, we had drawn down $1,457 million (2005: $449 million) of these commercial paper facilities. These facilities are not committed or underwritten and we have no guaranteed access to the funds.
Generally, our facilities are available unless we default on any terms applicable under the relevant agreements or become insolvent.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Provisions

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m
Current
Employee benefits (a)	319	336	272	288
Workers’ compensation	32	32	31	31
Provision for restructuring	81	—	81	—
Provision for redundancies (a)	158	—	155	—
Other provisions	147	53	140	37

	737	421	679	356

Non current
Employee benefits (a)	573	610	548	588
Workers’ compensation	184	182	177	175
Provision for restructuring	128	—	128	—
Provision for redundancies (a)	28	—	28	—
Other provisions	61	102	43	74

	974	894	924	837

(a) Aggregate employee benefits and related on-costs liability
Current provision for employee benefits	319	336	272	288
Non current provision for employee benefits	573	610	548	588
Current provision for redundancies	158	—	155	—
Non current provision for redundancies	28	—	28	—
Accrued labour and on-costs (i)	317	237	303	225

	1,395	1,183	1,306	1,101

(i)	Accrued labour and related on-costs are included within our current trade and other payables (refer to note 17).
Provision for employee benefits consist of amounts for annual leave and long service leave accrued by employees.
Non current employee benefits for long service leave are measured at their present value. The following assumptions were adopted in measuring this amount:

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
Weighted average projected increase in salaries, wages and associated on-costs	4.2%	4.0%	4.3%	4.0%
Weighted average discount rates	5.4%	5.4%	5.4%	5.4%
Leave taking rates	13.2%	13.3%	13.3%	13.3%

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Provisions (continued)
(b) Information about our provisions, other than provision for employee benefits
Workers’ compensation
We self insure for our workers’ compensation liabilities. We provide for our obligations through an assessment of accidents and estimated claims incurred. The provision is based on a semi-annual actuarial review of our workers’ compensation liability. Actual compensation paid may vary where accidents and claims incurred vary from those estimated. The timing of these payments may vary, however the average time payments are expected for is 11 years (2005: 12 years).
Certain controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers’ compensation.
Provision for redundancy and restructuring
The provision for redundancy and restructuring relates to our transformation project that was announced on 15 November 2005. A provision has only been raised for those redundancy and restructuring costs where a detailed formal plan has been approved and we have raised a valid expectation in those affected that the plan will be carried out. Only those costs that are not associated with the ongoing activities of the Company have been included. The costs included in the redundancy and restructuring provision are based on current estimates of the likely amounts to be incurred and include:
•	an estimate of the termination benefits that affected employees will be entitled to;

•	costs associated with shutting down certain networks, platforms and applications;

•	property rationalisation and other onerous lease costs; and

•	costs of replacing customer equipment in order to meet our current service obligations.
A total provision of $427 million has been raised for redundancy and restructuring for the Telstra Group as at 30 June 2006. This includes $18 million for the additional impairment of inventory and a $14 million allowance for other receivables. Refer to note 7(b) for further details.
The execution of these detailed formal plans, for which a restructuring and redundancy provision has been raised, is expected to be completed by fiscal 2011 for the restructuring provision, and fiscal 2008 for the redundancy provision.
Other
Other provisions include provision for Reach Ltd’s committed capital expenditure, provision for restoration costs, and other general provisions.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Provisions (continued)
(c) Movement in provisions, other than employee benefits

	Telstra Group		Telstra Entity
	Year ended 30 June		Year ended 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m
Workers’ compensation

Opening balance	214	216	206	207
— additional provisions	24	22	23	22
— amount used	(32)	(32)	(31)	(31)
— unwinding of discount on liabilities recognised at present value	11	11	11	11
— effect of any change in the discount rate	(1)	(3)	(1)	(3)

Closing balance	216	214	208	206

Restructuring provision

Opening balance	—	3	—	3
— additional provisions	209	—	209	—
— reversal of amounts unused	—	(3)	—	(3)

Closing balance	209	—	209	—

Redundancy provision

Opening balance	—	—	—	—
— additional provisions	186	—	183	—

Closing balance	186	—	183	—

Other

Opening balance	155	46	111	24
— additional provisions	113	125	113	93
— amount used	(51)	(12)	(38)	(5)
— reversal of amounts unused	(17)	(10)	(16)	(3)
— unwinding of discount on liabilities recognised at present value	9	2	9	2
— foreign currency exchange differences	(2)	—	—	—
— other	1	4	4	—

Closing balance	208	155	183	111

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
20. Derivative financial liabilities

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m
Current
Cross currency swap hedge payable	6	11	6	11
Forward contract liability	6	—	6	—

	12	11	12	11

Non current
Cross currency swap hedge payable	612	864	612	864
Interest rate swap payable	156	—	156	—

	768	864	768	864

Refer to note 35 for details on the financial risk management of our derivative financial instruments.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. Accordingly, we have applied previous AGAAP in the comparative information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
21. Share capital

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Contributed equity	5,793	5,793	5,793	5,793
Share loan to employees	(130)	(154)	(130)	(154)
Shares held by employee share plan trusts	(99)	(113)	(99)	(113)
Net services received under employee share plans	5	10	5	10

	5,569	5,536	5,569	5,536

Contributed equity
Our contributed equity represents our authorised fully paid ordinary shares. Each of our fully paid ordinary shares carries the right to one vote at a meeting of the company. Holders of our shares also have the right to receive dividends as declared, and to participate in the proceeds from sale of all surplus assets in proportion to the total shares issued in the event of the company winding up.
The movement in the number of our authorised fully paid ordinary shares is:

	Telstra Group
	Year ended 30 June
	2006	2005
		Number of
	Number of shares	shares

Opening balance	12,443,074,357	12,628,359,026
Shares bought back (i)	—	(185,284,669)

Closing balance	12,443,074,357	12,443,074,357

(i)	On 15 November 2004, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our capital management program. The ordinary shares were bought back at $4.05 per share, comprising a fully franked dividend component of $2.55 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back.
The shares bought back were subsequently cancelled, reducing the number of fully paid ordinary shares on issue. In total, 1.47% of our total issued ordinary shares, or 3.0% of our non Commonwealth owned ordinary shares, were bought back.
The cost of the share buy-back comprised a purchase consideration of $750 million and associated transaction costs of $6 million.
In accordance with the substance of the buy-back, shareholders’ equity decreased as follows:

Year ended
30 June
2005
$m
Contributed equity	280
Retained profits	476

756

Share loan to employees
The share loan to employees account represents the outstanding balance of the non recourse loans provided to our employees under the Telstra Employee Share Ownership Plans (TESOP 97 and TESOP 99).
Shares held by employee share plan trusts
The shares held by employee share plan trusts account represents the value of shares held by the Telstra Growthshare Trust (Growthshare) in Telstra Corporation Limited. The purchase of these shares has been fully funded by Telstra Corporation Limited. As at 30 June 2006 the number of shares totalled 17,931,918 (2005: 20,216,091).
Net services received under employee share plans
The net services received under employee share plans account is used to record the cumulative value of our incentive shares, options, restricted shares, performance rights and deferred shares issued under Growthshare. Contributions by Telstra Corporation Limited to Growthshare are also included in this account. These contributions are used by the Trust to purchase Telstra shares on market to underpin the issue of our equity instruments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
21. Share capital (continued)
Movements in our share capital

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Share capital

Contributed equity
Opening balance		5,793	6,073	5,793	6,073
— share buy-back		—	(280)	—	(280)

Closing balance		5,793	5,793	5,793	5,793

Share loan to employees
Opening balance		(154)	(174)	(154)	(174)
— amounts repaid on share loans provided to employees		24	20	24	20

Closing balance		(130)	(154)	(130)	(154)

Shares held by employee share plan trusts
Opening balance		(113)	(117)	(113)	(117)
— additional shares purchased		(6)	—	(6)	—
— shares issued to employees under employee share plans		20	4	20	4

Closing balance		(99)	(113)	(99)	(113)

Net services received under employee share plans
Opening balance		10	4	10	4
— share based payments	7	15	10	15	10
— shares issued to employees under employee share plans		(20)	(4)	(20)	(4)

Closing balance		5	10	5	10

		5,569	5,536	5,569	5,536

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
22. Reserves

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Foreign currency translation reserve	(210)	(195)	—	—
Cash flow hedging reserve	14	—	16	—
Consolidation fair value reserve	32	38	—	—
General reserve	4	4	194	194

	(160)	(153)	210	194

Foreign currency translation reserve
The foreign currency translation reserve is used to record exchange differences arising from the conversion of the financial statements into Australian dollars.
This reserve is also used to record our percentage share of exchange differences arising from equity accounting our non-Australian investments in jointly controlled entities and associated entities. The foreign currency translation reserve applicable to jointly controlled and associated entities is shown in note 30.
Cash flow hedging reserve
The cash flow hedging reserve represents, where a hedge qualifies for hedge accounting, the effective portion of gains or losses on remeasuring the fair value of the hedge instrument until such time as the hedged item affects the income statement. At this time the gains or losses are transferred to the income statement.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. Accordingly, we have applied previous AGAAP in the comparative information.
Consolidation fair value reserve
The consolidation fair value reserve represents our share of the fair value adjustments to TelstraClear Limited net assets upon acquisition of a controlling interest. The reserve balance is amortised over the useful life of the underlying revalued assets.
General reserve
The general reserve represents other items we have taken directly to equity.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
22. Reserves (continued)
Movements in our reserves

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Reserves

Foreign currency translation reserve
Opening balance		(195)	—	—	—
— reserves recognised on equity accounting our interest in jointly controlled and associated entities		1	(2)	—	—
— adjustment on translation of financial statements of non-Australian controlled entities		(36)	(193)	—	—
— transfer of foreign currency translation reserve on sale of jointly controlled entity		1	—	—	—
— reduction on dilution of ownership of Telstra CSL Limited	24	19	—	—	—

Closing balance		(210)	(195)	—	—

Cash flow hedging reserve
Opening balance		—	—	—	—
— adjustment to opening balance on adoption of new accounting standard (i)		79	—	82	—

Adjusted opening balance		79	—	82	—
— net hedging gains recognised directly in equity		327	—	327	—
— net hedging gains removed from equity and included in profit for the year		(420)	—	(421)	—
— income tax on cash flow hedging reserve		28	—	28	—

Closing balance		14	—	16	—

Consolidation fair value reserve
Opening balance		38	44	—	—
— transfers to retained profits	23	(6)	(6)	—	—

Closing balance		32	38	—	—

General reserve
Opening balance		4	5	194	194
— reserves recognised on equity accounting our interest in jointly controlled and associated entities		—	5	—	—
— transfer of reserve on sale of associates		—	(6)	—	—

Closing balance		4	4	194	194

		(160)	(153)	210	194

(i)	Adjustment on adoption of AASB 132 “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” from 1 July 2005. Refer to note 36 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
23. Retained profits and minority interests

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Retained profits

Opening balance		8,273	8,618	7,413	7,558
— adjustment to opening balance on adoption of new accounting standard (i)		(5)	—	(5)	—

Adjusted opening balance		8,268	8,618	7,408	7,558
— profit for the year		3,181	4,309	3,237	4,516
— actuarial gain/(loss) on our defined benefit plans		958	(90)	945	(85)
— income tax on our actuarial gain on our defined benefit plans		(284)	24	(284)	24
— dividends paid	4	(4,970)	(4,124)	(4,970)	(4,124)
— share buy-back	21	—	(476)	—	(476)
— transfers from consolidation fair value reserve	22	6	6	—	—
— transfer of reserve on sale of associates		—	6	—	—
— dilution gain recognised on CSL New World Mobility Group merger (ii)	24	18	—	—	—

Closing balance		7,177	8,273	6,336	7,413

Minority interest

Opening balance		2	2	—	—
— increase in minority interests due to acquisitions		244	—	—	—

Closing balance		246	2	—	—

(i)	Adjustment on adoption of AASB 132 “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” from 1 July 2005. Refer to note 36 for further details.

(ii)	Dilution gain represents net gain recognised on the merger of the Telstra CSL Group and New World Mobility Group. Refer to note 24 for details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Notes to the statement of cash flows

		Telstra Group			Telstra Entity
		Year ended 30 June			Year ended 30 June
		2006	2006	2005	2006	2005
	Note	$m	US$m	$m	$m	$m

(a) Reconciliation of profit to net cash provided by operating activities

Profit for the year		3,181	2,362	4,309	3,237	4,516
Add/(subtract) the following transactions
Depreciation and amortisation	7	4,087	3,034	3,529	3,657	3,206
Finance income	6	(66)	(49)	(83)	(63)	(101)
Finance costs	7	1,002	744	963	985	943
Dividend revenue	6	—	—	—	(560)	(224)
Share based payments	7	15	11	10	15	10
Defined benefit expense	7	185	137	203	182	201
Net gain on disposal of property, plant and equipment	6	(23)	(17)	(9)	(20)	(10)
Net gain on disposal of controlled entities	6	(4)	(3)	—	—	—
Net gain on disposal of other investments	6	(58)	(43)	(79)	(59)	(85)
Share of net (gain)/loss from jointly controlled and associated entities	30	(5)	(4)	94	—	—
Impairment losses (excluding inventories, trade and other receivables)	7	137	102	29	760	519
Reversal of impairment losses (excluding trade and other receivables)		—	—	—	(15)	(349)
Decrease in non cash receivable from related entity		—	—	—	—	(361)
Foreign exchange differences		28	21	(25)	(46)	4
Other		4	3	(52)	9	(20)
Movements in operating assets and liabilities (net of acquisitions of controlled entity balances)
(Increase)/decrease in trade and other receivables		(140)	(104)	43	(204)	62
(Increase)/decrease in inventories		10	7	9	14	7
(Increase)/decrease in prepayments and other assets		30	22	(23)	20	(26)
Increase/(decrease) in trade and other payables		243	180	(8)	517	25
Increase/(decrease) in revenue received in advance		55	41	(13)	23	10
Increase/(decrease) in net taxes payable		(502)	(373)	32	(537)	193
Increase/(decrease) in provisions		383	285	31	396	32

Net cash provided by operating activities		8,562	6,356	8,960	8,311	8,552

(b) Reconciliation of cash balances
Cash at the end of the year as shown in the statement of cash flows agrees to the net amount of the following items in the notes to the financial statements:
Cash and cash equivalents	10	689	511	1,548	474	1,368
Bank overdraft	18	—	—	(14)	—	—

		689	511	1,534	474	1,368

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Notes to the statement of cash flows (continued)
(c) Goods and Services Tax (GST)
Our receipts from trade and other receivables includes estimated GST of $2,223 million (2005: $2,121 million) collected by us as agent for the ATO. Our payments of accounts payable and to employees include estimated GST payments made by us for goods and services obtained in undertaking both operating and investing activities. GST paid associated with operating activities amounted to $941 million (2005: $784 million) and GST paid relating to investing activities amounted to $159 million (2005: $243 million).
(d) Significant financing and investing activities that involve components of non cash
Acquisition of 3G assets
During fiscal 2005, we acquired a 50% interest in Hutchison 3G Australia Pty Ltd’s existing third generation (3G) radio access network amounting to $403 million at acquisition date. As at 30 June 2006, we have paid an additional $312 million (2005: $22 million) to our joint venture partner for the acquisition of these assets as the purchase price is being paid in instalments. The balance outstanding as at 30 June 2006 was settled on 3 July 2006 and is reflected in our trade and other payables. Refer to note 17 for further information.
(e) Acquisitions
CSL New World Mobility Group
We merged our 100% owned Hong Kong mobile operations (Telstra CSL Group) with the Hong Kong mobile operations of New World PCS Holdings Limited and its controlled entities (New World Mobility Group) to form the CSL New World Mobility Group.
Under the merger agreement, Telstra CSL Limited (Telstra CSL) issued new shares to New World Mobility Holdings Limited in return for 100% of the issued capital of the New World Mobility Group and $44 million in cash. The share issue diluted Telstra’s ownership in the merged group to 76.4%. The effect on the Telstra Group of the merger is detailed below:

	New World Mobility Group
	2006	2006
	$m	$m

Consideration for acquisition
Fair value of Telstra CSL shares issued	577
Cash received on acquisition	(44)

Total purchase consideration	533

	Fair value	Carrying value

Assets/(liabilities) at acquisition date
Trade and other receivables	21	21
Inventories	4	4
Property, plant and equipment	174	174
Intangible assets	109	—
Other assets	14	14
Deferred tax assets	21	29
Trade and other payables	(97)	(75)

Net identifiable assets acquired	246	167
Goodwill on acquisition	287

	533

Profit from acquisition date until 30 June 2006	1

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Notes to the statement of cash flows (continued)
(e) Acquisitions (continued)
CSL New World Mobility Group (continued)
The net impact of the merger on the Telstra Group results at the date of merger are detailed below.

Year ended
30 June
2006
$m
Net increase in Telstra Group net assets
Inflow of cash on acquisition (net of transaction costs)	42
New World Mobility Group net identifiable assets acquired	246
Goodwill on acquisition of New World Mobility Group	287
Reduction of Telstra CSL goodwill on dilution	(308)

267
Represented by the following movements in equity
Minority interest recognised	(230)
Reduction in foreign currency translation reserve on dilution	(19)

Dilution gain recognised as a result of merger	18

The CSL New World Mobility Group is a provider of mobile telecommunication products and services which operates primarily in Hong Kong. Refer to note 29 for further details on the acquisition.
Other fiscal 2006 acquisitions
During fiscal 2006, we have also acquired several other entities. These entities are not individually significant and have been aggregated as ‘Other’ in the below table.

	Other
	2006	2006
	$m	$m

Consideration for acquisitions
Cash consideration for acquisitions	31
Costs of acquisitions	2

Total purchase consideration	33

Payments of deferred consideration for prior years’ acquisition	10

Outflow of cash on acquisition	43

	Fair value	Carrying value

Assets/(liabilities) at acquisition date
Trade and other receivables	5	5
Property, plant and equipment	2	2
Intangible assets — goodwill	26	26
Intangible assets — other	12	—
Provisions	(3)	(3)
Deferred tax liabilities	(4)	—
Other liabilities	—	(2)

Net assets	38	28
Adjustment to reflect minority interests acquired	(14)
Adjustment upon increase in ownership interest from associated entity to controlled	(2)
Goodwill on acquisition	11

	33

Profit from acquisition date until 30 June 2006	1

Our other acquisitions include:
•	100% of the issued share capital of the Converged Networks Group;

•	additional 25% interest in the issued share capital of Invizage Pty Ltd giving us 100% ownership of this entity;

•	additional 40% interest in the issued share capital of Enhanced Processing Technologies Inc giving us 100% ownership of this entity; and

•	additional 24.7% interest in the issued share capital of Adstream (Aust) Pty Ltd and its controlled entities giving us a controlling 58% interest.
These entities are not individually significant and have been aggregated as ‘Other’. Refer to note 29 for further details on our acquisitions.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Notes to the statement of cash flows (continued)
(e) Acquisitions (continued)
Fiscal 2005 acquisitions
During fiscal 2005, we completed the following significant acquisitions:
•	100% of the issued share capital of KAZ Group Limited and its controlled entities (KAZ Group); and

•	100% of the issued share capital of PSINet UK Limited and its controlled entities (PSINet Group).
We also acquired several other entities during fiscal 2005. These entities were not individually significant and have been aggregated as ‘Other’ in the below table.

	KAZ Group (i)		PSINet Group (ii)		Other (iii)		Total
	$m	$m	$m	$m	$m	$m	$m	$m

Consideration for acquisitions
Cash consideration for acquisition	333		108		124		565
Deferred cash consideration	—		13		—		13
Costs of acquisition	7		3		3		13

Total purchase consideration	340		124		127		591

Cash balances acquired	(4)		(6)		(3)		(13)
Payments of deferred consideration for prior years’ acquisition	—		—		8		8
Consideration deferred	—		(13)		—		(13)

Outflow of cash on acquisition	336		105		132		573

		Carrying		Carrying		Carrying		Carrying
	Fair value	value	Fair value	value	Fair value	value	Fair value	value
Assets/(liabilities) at acquisition date
Cash and cash equivalents	4	4	6	6	2	2	12	12
Trade and other receivables	75	75	18	18	24	24	117	117
Inventories	6	6	—	—	11	11	17	17
Property, plant and equipment	22	21	47	47	6	6	75	74
Intangible assets	123	15	42	—	89	14	254	29
Other assets	3	3	5	5	5	5	13	13
Deferred tax assets	13	13	1	1	7	7	21	21
Trade and other payables	(54)	(54)	(23)	(23)	(22)	(22)	(99)	(99)
Provisions	(52)	(52)	—	—	(5)	(5)	(57)	(57)
Borrowings	(3)	(3)	(35)	(35)	(10)	(10)	(48)	(48)
Deferred tax liabilities	(33)	—	(14)	—	(17)	(1)	(64)	(1)
Current tax liabilities	3	3	—	—	(1)	(1)	2	2
Other liabilities	(5)	(5)	(18)	(18)	(13)	(13)	(36)	(36)

Net assets	102	26	29	1	76	17	207	44
Adjustment upon increase in ownership interest from associated entity to controlled entity	—		—		(1)		(1)
Goodwill on acquisition	238		95		52		385

	340		124		127		591

Profit/(loss) from acquisition date until 30 June 2005	11		8		(3)		16

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Notes to the statement of cash flows (continued)
(e) Acquisitions (continued)
(i) The KAZ Group is a provider of business process outsourcing, systems integration, consulting, applications development and information technology management services. It operates primarily in Australia, but also conducts business in the United States and Asia.
(ii) The PSINet Group is a provider of e-business infrastructure solutions and corporate internet protocol based communication services.
(iii) During fiscal 2005, we acquired the following entities:
•	100% of the issued share capital of ESA Holding Pty Ltd and its controlled entity Damovo (Australia) Pty Ltd, and of Damovo HK Limited (now known as Telstra Business Systems);

•	100% of the issued share capital of Universal Publishers Pty Ltd;

•	100% of the issued share capital of Chief Entertainment Pty Ltd;

•	100% of the issued share capital of Sytec Resources and its controlled entities; and

•	additional 10% interest in the issued share capital of 1300 Australia Pty Ltd giving us a 60% controlling interest.
These entities are not individually significant and have been aggregated as ‘Other’ per the previous table.
Other information relating to our acquisitions
We have recognised goodwill of $324 million (2005: $385 million) on acquisition of our controlled entities. The following factors contributed to the recognition of goodwill:
•	forecast revenues and profitability of the acquired entities;

•	cost synergies expected by combining our current operations with the acquired entities; and

•	strategic benefits to the operations of the Telstra Group.
We have identified and measured any significant intangible assets separately from goodwill on acquisition of our controlled entities.
If our acquisitions during fiscal 2006 had occurred on 1 July 2005, our adjusted consolidated income and consolidated profit for the year ended 30 June 2005 for the Telstra Group would have been $23,350 million and $3,174 million respectively.
If our acquisitions during fiscal 2005 had occurred on 1 July 2004, our adjusted consolidated income and consolidated profit for the year ended 30 June 2005 for the Telstra Group would have been $22,515 million and $4,303 million respectively.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
25. Impairment
Cash generating units
For the purposes of undertaking our impairment testing, we identify cash generating units (CGU’s). Our CGU’s are determined according to the smallest group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.
The carrying amount of our goodwill and intangible assets with an indefinite useful life are allocated across the following CGU’s:

			Intangibles with indefinite
	Goodwill		useful lives
	As at 30 June		As at 30 June
	2006	2005	2006	2005
CGU’s	$m	$m	$m	$m

Telstra CSL Group	970	1,228	—	—
New World Mobility Group	276	—	—	—
Kaz Group	270	274	—	—
TelstraClear Group	137	152	—	—
United Kingdom Group	113	110	—	—
Sensis Group (a)	36	36	—	—
Trading Post Group	179	178	447	447
Universal Publishers	15	15	8	8
Adstream Group	30	—	—	—
Telstra Business Systems	30	26	—	—
Other	17	18	8	7

	2,073	2,037	463	462

(a)	Our assessment of the Sensis CGU excludes the Trading Post Group, Universal Publishers and the Adstream Group that form part of the Sensis reportable segment.

In addition to the above CGU’s, we have two further significant CGU’s that are assessed for impairment. These two CGUs are:
•	the Telstra Entity CGU, excluding the HFC network; and

•	the CGU comprising the HFC network.
The Telstra Entity CGU consists of our ubiquitous telecommunications infrastructure network in Australia, excluding the HFC network that we consider not to be integrated with the rest of our telecommunications network. Assets that form part of the ubiquitous telecommunications network are considered to be working together to generate our net cash flows. No one item of telecommunications equipment is of any value without the other assets to which it is connected in order to achieve delivery of our products and services.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
25. Impairment (continued)
Impairment testing
Our impairment testing compares the carrying value of an individual asset or CGU with its recoverable amount as determined using a value in use calculation.
Our assumptions for determining the recoverable amount of each CGU are based on past experience and our expectations for the future. Our cash flow projections are based on five year management approved forecasts. These forecasts use management estimates to determine income, expenses, capital expenditure and cash flows for each CGU.
We have used the following key assumptions in determining the recoverable amount of our CGUs to which goodwill or indefinite life intangible assets has been allocated:

	Discount rate		Terminal value
	(b)		growth rate (c)
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	%	%	%	%

Telstra CSL Group	11.1	14.5	2.0	5.0
New World Mobility Group	12.5	—	2.0	—
Kaz Group	16.6	16.7	3.0	3.0
TelstraClear Group	18.0	18.0	3.0	3.0
United Kingdom Group	14.9	15.0	3.0	3.0
Sensis Group (a)	13.7	13.7	3.0	3.0
Trading Post Group	15.3	14.3	2.5	2.5
Universal Publishers	14.3	14.3	2.5	2.5
Adstream Group	18.6	—	2.5	—
Telstra Business Systems	15.0	17.1	2.5	2.5

(a)	Our assessment of the Sensis CGU excludes the Trading Post Group, Universal Publishers and the Adstream Group that form part of the Sensis reportable segment.

(b)	Discount rate represents the pre tax discount rate applied to the cash flow projections. The discount rate reflects the market determined, risk adjusted, discount rate which was adjusted for specific risks relating to the CGU and the countries in which they operate.

(c)	Terminal value growth rate represents the growth rate applied to extrapolate our cash flows beyond the five year forecast period. These growth rates are based on our expectation of the CGU’s long term performance in their respective markets.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
26. Expenditure commitments

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

(a) Capital expenditure commitments
Total capital expenditure commitments contracted for at balance date but not recorded in the financial statements:
Property plant and equipment commitments
Within 1 year	665	529	634	482
Within 1-2 years	62	15	60	15
Within 2-3 years	32	—	32	—
Within 3-4 years	9	—	9	—
Within 4-5 years	6	—	6	—
After 5 years	2	—	2	—

	776	544	743	497

Commitments relating to our intangible assets
Within 1 year	159	38	124	—
Within 1-2 years	130	26	105	—
Within 2-3 years	16	—	16	—

	305	64	245	—

(b) Operating lease commitments
Future lease payments for non-cancellable operating leases not recorded in the financial statements:
Within 1 year	424	380	260	232
Within 1-2 years	290	260	170	154
Within 2-3 years	201	209	108	117
Within 3-4 years	139	149	60	64
Within 4-5 years	118	128	47	49
After 5 years	358	397	152	154

	1,530	1,523	797	770

In addition, in fiscal 2006 the Telstra Group had total future commitments under cancellable operating leases of $356 million (2005: $343 million). In fiscal 2006, the Telstra Entity has total future commitments under cancellable operating leases of $354 million (2005: $338 million).
Description of our operating leases
We have operating leases for the following types of assets:
•	rental of land and buildings;

•	rental of motor vehicles, caravan huts and trailers, and mechanical aids; and

•	rental of personal computers, laptops, printers and other related equipment that are used in non communications plant activities.
The average lease term is:
•	7 years for land and buildings;

•	2 years for motor vehicles, 4 years for light commercial vehicles and 7 to 12 years for trucks and mechanical aids; and

•	3 years for personal computers and related equipment.
The majority of our operating leases relate to land and buildings. We have several subleases with total minimum lease payments of $59 million (2005: $75 million) for the Telstra Group and $43 million (2005: $54 million) for the Telstra Entity. Our property operating leases generally contain escalation clauses, which are fixed increases generally between 3% and 5%, or increases subject to the consumer price index. We do not have any significant purchase options.
Contingent rental payments exist for motor vehicles and are not significant compared with total rental payments made. These are based on unfair wear and tear, excess kilometres travelled, additional fittings and no financial loss to be suffered by the leasing company from changes to the original agreements. Our motor vehicles and related equipment must also remain in Australia.
A number of our operating leases are considered onerous due to our transformation project and as such, have been provided for in our financial statements. Refer to note 19 for details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
26. Expenditure commitments (continued)

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

(c) Finance lease commitments
Within 1 year		13	12	7	5
Within 1-2 years		12	10	6	5
Within 2-3 years		10	10	6	5
Within 3-4 years		8	8	3	5
Within 4-5 years		5	5	1	1
After 5 years		52	54	—	—

Total minimum lease payments		100	99	23	21
Future finance charges on finance leases		(45)	(47)	(3)	(4)

Present value of net future minimum lease payments		55	52	20	17

Recorded as current borrowings	18	7	5	5	4
Recorded as non current borrowings	18	48	47	15	13

Total finance lease liabilities	18	55	52	20	17

Description of our finance leases
We have finance leases for the following types of assets:
•	property leases in our controlled entity, Telstra (PSINet) Limited;

•	computer mainframes, computer processing equipment and other related equipment.
The average lease term is:
•	24 years for the property leases with a remaining weighted average life of 17 years; and

•	5 years for computer mainframe and associated equipment.
Interest rates for our finance leases are:
•	property leases interest rate of 10.5%; and

•	computer mainframe, computer processing equipment and associated equipment weighted average interest rate of 7.6%.
In addition to the above finance lease commitments, we previously entered into US finance leases for communications exchange equipment with various entities denominated in US dollars. We have prepaid all lease rentals due under the terms of these leases and have no additional payment obligations.
These entities lease the communications equipment from the ultimate lessor and then sublease the equipment to us. We have guaranteed that the lease payments will be paid by these entities to the ultimate lessor as scheduled over the lease terms (refer to note 27 for further information).
We hold an early buyout option that we could exercise in fiscal 2011 and fiscal 2013, otherwise the relevant lease period ends during fiscal 2015 and fiscal 2016. Refer to note 14 for further details on communication assets and equipment that are held under finance lease.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
26. Expenditure commitments (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

(d) Other commitments
Other expenditure commitments, other than commitments dealt with in (a), (b) and (c) above, which have not been recorded in the financial statements are:
Within 1 year	481	600	317	411
Within 1-2 years	236	301	118	127
Within 2-3 years	176	213	79	64
Within 3-4 years	215	160	46	40
Within 4-5 years	111	111	16	18
After 5 years	1,162	1,195	5	6

	2,381	2,580	581	666

Our other expenditure commitments include contracts for printing, engineering and operational support services, information technology services and building maintenance. In addition, other commitments also include commitments relating to our investment in FOXTEL.

Commitments relating to our investment in FOXTEL (i):
Within 1 year	144	154	—	—
Within 1-2 years	113	154	—	—
Within 2-3 years	93	128	—	—
Within 3-4 years	95	103	—	—
Within 4-5 years	92	93	—	—
After 5 years	1,140	1,189	—	—

	1,677	1,821	—	—

(i)	Our jointly controlled entity, FOXTEL, has other commitments amounting to approximately $3,354 million (2005: $3,642 million). The majority of our 50% share of these commitments relate to minimum subscriber guarantees (MSG) for pay television programming agreements. These agreements are for periods of between 1 and 25 years and are based on current prices and costs under agreements entered into between the FOXTEL Partnership and various other parties. These minimum subscriber payments fluctuate in accordance with price escalation/reduction formulas contained in the agreements, as well as foreign currency movements. In addition to our MSG, FOXTEL has other commitments including obligations for satellite transponder costs and digital set top box units.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Contingent liabilities and contingent assets
We have no significant contingent assets as at 30 June 2006. The details and maximum amounts (where reasonable estimates can be made) are set out below for our contingent liabilities.
Telstra Entity
Common law claims
Certain common law claims by employees and third parties are yet to be resolved. As at 30 June 2006, management believes that the resolution of these contingencies will not have a significant effect on the Telstra Entity’s financial position, results of operations or cash flows. The maximum amount of these contingent liabilities cannot be reasonably estimated.
Included in our common law claims are the following litigation cases:
(a) In November 2002, Seven Network Limited and C7 Pty Limited (‘Seven’) commenced litigation against us and various other parties (‘the respondents’) in relation to the contracts and arrangements between us and some of those other parties relating to the right to broadcast Australian Football League and National Rugby League, the contract between FOXTEL and us for the provision of HFC cable services (the Broadband Co-operation Agreement) and other matters.
Seven seeks damages and other relief, including that some of these contracts and arrangements are void. Seven also seeks orders which would, in effect, require a significant restructure of the subscription television/sports rights markets in Australia. Expert reports filed by Seven were at one time used to suggest that Seven sought total damages of around $1.1 billion. However, some significant components of this expert evidence have since been ruled inadmissible by the trial judge and many of the facts on which Seven’s loss claim is based are contested. In addition to denying liability at all, the respondents have filed expert reports to the effect that, even if liability were found to exist, damages should be assessed at a very significantly lesser amount. If Seven obtained any order damages or for legal costs affecting Telstra, the liability arising from that order may subsequently be apportioned between the relevant respondents, with Telstra bearing only a portion of the total liability.
The matter is proceeding before the courts, with final oral submissions scheduled to commence in September 2006. In light of the progress of this case to date, Telstra considers that it is unlikely to have any material effect on our overall business or financial position.
(b) In January 2006, a shareholder commenced a representative proceeding in the Federal Court against Telstra. The statement of claim alleges that Telstra breached the Corporations Act and the Australian Stock Exchange (ASX) Listing Rules by failing to disclose:
•	that Telstra’s senior management had formed an opinion that there had been past deficiencies in operating expenditure and capital expenditure on telecommunications infrastructure;

•	that Telstra had forecast a long term decline in PSTN revenues; and

•	that Telstra had communicated these matters to the Government.
The claim seeks orders for compensation for the class of shareholders who bought shares between the time that these matters became known to Telstra and the time at which they were disclosed to the market. The proceeding is at an early stage and is unlikely to have any material effect on our overall business or financial position. Telstra will vigorously defend the claim.
(c) In December 2005, we increased our prices for line access provided to our competitors to prices closer to our average costs of providing that access. The ACCC appears to allege that these increases left insufficient margin for our competitors in respect of a “lower spend” segment of the retail market. The ACCC somehow considers that our conduct has or is likely to have the effect of substantially lessening competition across the retail market and therefore that we are in breach of the competition rule. On 12 April 2006, the ACCC issued a competition notice against us to this effect.
The ACCC has yet to commence enforcement proceedings against us but the maximum potential penalties which had accrued as at 30 June 2006 exceeded $200 million and are accruing at $3 million per day. Optus has issued proceedings in the Federal Court which, in part, rely on the competition notice and seek damages, a refund and an injunction preventing us from charging the increased prices and recovering our costs. Telstra will vigorously defend the Optus proceedings and any enforcement proceedings which may be brought by the ACCC.
Telstra has challenged the validity of the ACCC’s decision to issue the competition notice (and the preceding consultation notice) in the Federal Court on administrative law grounds. Amongst other things, we allege that the competition notice (and the preceding consultation notice) should be set aside for uncertainty and that the ACCC did not accord us procedural fairness by failing to properly consult with us prior to the issue of the competition notice. The ACCC argues that it does not owe us any duty of procedural fairness or natural justice when issuing competition notices.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Contingent liabilities and contingent assets (continued)
Telstra Entity (continued)
Indemnities, performance guarantees and financial support
We have provided the following indemnities, performance guarantees and financial support through the Telstra Entity as follows:
•	Indemnities to financial institutions to support bank guarantees to the value of $347 million (2005: $329 million) in respect of the performance of contracts.

•	Indemnities to financial institutions in respect of the obligations of our controlled entities. The maximum amount of our contingent liabilities for this purpose was $311 million (2005: $282 million).

•	Financial support for certain controlled entities to the amount necessary to enable those entities to meet their obligations as and when they fall due. The financial support is subject to conditions including individual monetary limits totalling $150 million (2005: $69 million) and a requirement that the entity remains our controlled entity.

•	Guarantees of the performance of jointly controlled entities under contractual agreements to a maximum amount of $69 million (2005: $126 million).

•	Guarantees over the performance of third parties under defeasance arrangements, whereby lease payments are made on our behalf by the third parties over the remaining terms of the finance leases. The lease payments over the remaining expected term of the leases amount to $843 million (US$626 million) (2005: $850 million (US$650 million)). We hold an early buyout option that we could exercise in fiscal 2011 and fiscal 2013, otherwise the relevant lease period ends during fiscal 2015 and fiscal 2016. Refer to note 26 for further details on the above finance leases.

•	During fiscal 1998, we resolved to provide IBM Global Services Australia Limited (IBMGSA) with guarantees issued on a several basis up to $210 million as a shareholder of IBMGSA. We issued a guarantee of $68 million on behalf of IBMGSA during fiscal 2000. During fiscal 2004, we sold our shareholding in this entity. The $68 million guarantee is provided to support service contracts entered into by IBMGSA and third parties, and was made with IBMGSA bankers, or directly to IBMGSA customers. As at 30 June 2006, this guarantee has still been provided and $142 million (2005: $142 million) of the $210 million guarantee facility remains unused.

Upon sale of our shareholding in IBMGSA and under the deed of indemnity between shareholders, our liability under these performance guarantees has been indemnified for all guarantees that were in place at the time of sale. Therefore, the overall net exposure to any loss associated with a claim has effectively been offset.
Controlled entities
Indemnities provided by our controlled entities
In fiscal 2006 and fiscal 2005, our controlled entities had no significant outstanding indemnities in respect of obligations to financial institutions and corporations.
Other
FOXTEL minimum subscriber guarantees and other obligations
The Telstra Entity and its partners, News Corporation Limited and Publishing and Broadcasting Limited, and Telstra Media Pty Ltd and its partner, Sky Cable Pty Ltd, have entered into agreements relating to pay television programming with various parties and other miscellaneous contracts. Our commitments under these agreements relate mainly to minimum subscriber guarantees (MSG) (refer to note 26 for details of MSG commitments).
As we are subject to joint and several liability in relation to certain agreements entered into by the FOXTEL partnership, we would be contingently liable if our partners in this relationship failed to meet any of their obligations. As a result, our contingent liabilities arising from FOXTEL’s MSG and other agreements are $1,531 million (2005: $1,689 million).
FOXTEL Equity Contribution Deed (ECD)
FOXTEL previously entered into a $550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. As part of this arrangement, we and FOXTEL’s other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited, entered into an ECD. Under the ECD, FOXTEL is required to call on a maximum of $200 million in equity contributions in certain specified circumstances as necessary to avoid default of a financial covenant. These equity contributions are based on ownership interests and, as a result, our maximum contingent liability is $100 million.
We have no joint or several liability relating to our partners’ contributions under the ECD. On 31 July 2006, FOXTEL entered into a $600 million syndicated secured term loan facility. As a result, the ECD has subsequently been terminated. Refer to note 34 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Contingent liabilities and contingent assets (continued)
Other (continued)
3GIS Partnership
During fiscal 2005, Telstra OnAir Holdings Pty Ltd and its partner, Hutchison 3G Australia Pty Ltd entered into agreements relating to the occupation of premises to provide 3GSM radio access network services.
As we are subject to joint and several liability in relation to agreements entered into by the 3GIS partnership, we would be contingently liable if our partners in this relationship failed to meet any of their obligations. As a result, our contingent liabilities arising from the above agreements are $154 million (2005: $132 million).
Reach working capital facility
We, together with our co-shareholder PCCW Limited (PCCW), previously bought a loan facility owed to a banking syndicate by Reach Finance Ltd, a subsidiary of our 50% owned joint venture Reach Ltd (Reach). As part of this arrangement, the shareholders also agreed to provide a US$50 million working capital facility to Reach. Under the facility Reach is entitled to request from Telstra a maximum of US$25 million to assist in meeting ongoing operational requirements. Drawdowns under this facility must be repaid at the end of each interest period as agreed between the parties and the loan must be fully repaid by 31 December 2007. The applicable interest rate is LIBOR plus 2.5%. As at 30 June 2006, Reach had not made any drawdown under this facility.
We have no joint or several liability relating to PCCW’s US$25 million share of the working capital facility.
ASIC deed of cross guarantee
A list of the companies that are part of our deed of cross guarantee appear in note 29. Each of these companies (except Telstra Finance Limited) guarantees the payment in full of the debts of the other named companies in the event of their winding up. Refer to note 29 for further information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits
The employee superannuation schemes that we participate in or sponsor exist to provide benefits for our employees and their dependants after finishing employment with us. It is our policy to contribute to the schemes at rates specified in the governing rules for defined contribution schemes, or at rates determined by the actuaries for defined benefit schemes.
The defined contribution divisions receive fixed contributions and our legal or constructive obligation is limited to these contributions.
The present value of our defined benefit obligations for our defined benefit plans are calculated by an actuary using the projected unit credit method. This method determines each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to calculate the final obligation.
Details of our plans are set out below.
Telstra Superannuation Scheme (Telstra Super)
On 1 July 1990, Telstra Super was established and the majority of Telstra staff who were previously members of the Commonwealth Superannuation Scheme (CSS) transferred into Telstra Super. The Commonwealth has responsibility for past, present and future liabilities in respect of former and current Telstra employees who remain in the CSS. As a result, we have no current ongoing obligations for these CSS members, other than associated administration fees.
The Telstra Entity and some of our Australian controlled entities participate in Telstra Super. Telstra Super has both defined benefit and defined contribution divisions. The defined benefit divisions of Telstra Super are closed to new members.
Our defined benefit divisions provide benefits based on years of service and final average salary. Post employment benefits do not include payments for medical costs.
The funding policy adopted in respect of the defined benefit divisions is directed at ensuring that benefits accruing to members and beneficiaries are fully funded as the benefits fall due. The benefits received by members of each defined benefit division take into account factors such as the employee’s length of service, final average salary, employer and employee contributions.
An actuarial investigation of this scheme is carried out at least every three years.
HK CSL Retirement Scheme
Our controlled entity, Hong Kong CSL Limited (HK CSL), participates in a superannuation scheme known as the HK CSL Retirement Scheme. This scheme was established under the Occupational Retirement Schemes Ordinance (ORSO) and is administered by an independent trustee. The scheme has three defined benefit sections and one defined contribution section.
The benefits received by members of the defined benefit schemes are based on the employees’ remuneration and length of service.
Actuarial investigations are undertaken annually for this scheme.
Other defined contribution schemes
A number of our subsidiaries also participate in defined contribution schemes which receive employer and employee contributions based on a percentage of the employees salaries. Telstra Group made contribution to these schemes of $32 million for fiscal 2006.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
We use the following measurement dates for our defined benefit plans:

Measurement
date
Telstra Super	30 June
HK CSL Retirement Scheme	31 May
The fair value of the defined benefit plan assets and the present value of the defined benefit obligations as at the reporting date is determined by our actuary. The details of the defined benefit divisions are set out below:
(a) Net defined benefit plan asset
Our net defined benefit plan asset recognised in the balance sheet is determined as follows:

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Fair value of defined benefit plan assets	4,553	4,518	4,459	4,439
Present value of the defined benefit obligation	3,675	4,308	3,605	4,234

Net defined benefit asset before adjustment for contributions tax	878	210	853	205
Adjustment for contributions tax	151	37	151	37

Net defined benefit asset in the balance sheet at 30 June (i)	1,029	247	1,004	242

Experience adjustments:
Aggregate actuarial gain included in defined benefit plan assets	480	155	474	152
Aggregate actuarial gain/(loss) included in the defined benefit obligation	340	(233)	329	(225)

Net actuarial gain/(loss)	820	(78)	803	(73)

(i)	At 30 June the fair value of defined benefit plan assets exceeds the present value of defined benefit obligations resulting in a net surplus. We recognise the net surplus as an asset as we have the ability to control this surplus to generate future funds that are available to us in the form of reductions in future contributions, or as a cash refund. The asset recognised does not exceed the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(b) Amounts recognised in the income statement and in equity

	Telstra Group		Telstra Entity
	Year ended 30 June		Year ended 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

The components of defined benefit plan expense recognised in the income statement are as follows:
Current service cost	227	214	220	210
Interest cost	205	205	202	202
Expected return on plan assets	(322)	(317)	(316)	(312)
Member contributions	(40)	(20)	(39)	(20)
Curtailment gain	(17)	—	(17)	—
Plan expenses after tax	15	16	15	16
Notional transfer of funds for defined contribution benefits	89	75	89	75
Adjustment for contributions tax	28	30	28	30

	185	203	182	201

The movements in our defined benefit plan asset recognised directly in equity in the statement of recognised income and expense are as follows:
Actuarial (gains)/losses on our defined benefit plans	(820)	78	(803)	73
Adjustment to contributions tax	(142)	12	(142)	12

	(962)	90	(945)	85

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(c) Plan assets
Our weighted average asset allocation by major asset category as a percentage of the fair value of total plan assets as at 30 June are as follows:

	Telstra Super				HK CSL Retirement Scheme
	As at 30 June				As at 30 June
	2006		2005		2006		2005
	Target	Actual	Target	Actual	Target	Actual	Target	Actual
	%	%	%	%	%	%	%	%

Asset allocations
Equity instruments	68	69	67	62	60	61	60	64
Debt instruments	12	10	10	14	35	32	35	30
Property	15	16	18	13	—	—	—	—
Cash	5	5	5	11	5	7	5	6

	100	100	100	100	100	100	100	100

Our defined benefit plan’s investment strategy is to control the level of risk by investing in a broad range of quality investments, and using a range of Australian and International investment managers who specialise in cash, fixed interest, shares and property. We constantly review our investments and adjust our investment strategy in order to maximise returns within this controlled risk profile and take advantage of perceived market inefficiencies.
Investment goals are to earn the best possible returns within the appropriate strategic level of risk, and maintain the financial viability of the funds by ensuring plan assets exceed benefit obligations.
Derivatives are used to limit exposure to market fluctuations and are used within appropriate control environments for direct and externally managed investments. Derivatives are not used for speculative purposes.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(d) Reconciliation of change in fair value of plan assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m
Fair value of defined benefit plan assets at beginning of year	4,518	4,294	4,439	4,224
Expected return on plan assets	322	317	316	312
Employer contributions	3	3	—	—
Member contributions	46	24	46	24
Notional transfer of funds for defined contribution benefits	(89)	(75)	(89)	(75)
Benefits paid (i)	(715)	(185)	(712)	(182)
Actuarial gains	480	155	474	152
Plan expenses after tax	(15)	(16)	(15)	(16)
Foreign currency exchange rate changes	3	1	—	—

Fair value of defined benefit plan assets at end of year	4,553	4,518	4,459	4,439

Our actual return on defined benefit plan assets was 16.2% (2005: 12.5%) for Telstra Super and 12.5% (2005: 6.8%) for HK CSL Retirement Scheme.
(e) Reconciliation of change in present value of wholly funded defined benefit obligation

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m
Present value of defined benefit obligation at beginning of year	4,308	3,837	4,234	3,775
Current service cost	227	214	220	210
Interest cost	205	205	202	202
Member contributions	7	4	7	4
Benefits paid (i)	(715)	(185)	(712)	(182)
Actuarial (gains)/losses	(340)	233	(329)	225
Curtailment gain	(17)	—	(17)	—

Present value of wholly funded defined benefit obligation at end of year	3,675	4,308	3,605	4,234

(i)   Benefits paid includes $640 million (2005: $116 million) of entitlements (to exiting defined benefit members) which have been retained in Telstra Super but transferred to the defined contribution scheme.
The following benefit payments, which reflect expected future service, are expected to be paid.

	Telstra Group
	Year ended 30 June
						2012 -
	2007	2008	2009	2010	2011	2016
	$m	$m	$m	$m	$m	$m
Expected benefit payments	197	204	215	237	257	1,712

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(f) Principal actuarial assumptions
We used the following major assumptions to determine our defined benefit plan expense for the year ended 30 June:

	Telstra Super		HK CSL Retirement Scheme
	Year ended 30 June		Year ended 30 June
	2006	2005	2006	2005
	%	%	%	%
Discount rate (i)	4.7	5.1	3.7	3.8
Expected rate of return on plan assets (ii)	7.5	7.5	6.8	6.8
Expected rate of increase in future salaries	4.0	4.0	2.5	2.5
We used the following major assumptions to determine our defined benefit obligations at 30 June:

	Telstra Super		HK CSL Retirement Scheme
	Year ended 30 June		Year ended 30 June
	2006	2005	2006	2005
	%	%	%	%
Discount rate (i)	5.1	4.7	5.0	3.8
Expected rate of increase in future salaries (ii)	3.0	4.0	4.0	4.0

(i)  The present value of our defined benefit obligations is determined by discounting the estimated future cash outflows using a discount rate based on government guaranteed securities with similar due dates to these expected cash flows.
For Telstra Super we have used the 10-year Australian government bond rate as it has the closest term that one could get from the Australian bond market to match the term of the defined benefit obligations. We have not made any adjustment to reflect the difference between the term of the bonds and the estimated term of liabilities due to the observation that the current government bond yield curve is reasonably flat implying that the yields from government bonds with a term less than 10 years are expected to be very similar to the extrapolated bond yields with a term of 12 to 13 years.
Based on industry practice in Australia, we have adjusted the discount rate for Telstra Super to take into account future investment tax of the fund which is considered part of the ultimate cost to settle the obligation.
Similarly, for the HK CSL Retirement Scheme we have used the 10 year Hong Kong exchange fund yields as it has the closest term that one could get from the Hong Kong market to match the term of the defined benefit obligations.
The discount rate used in calculating the defined benefit obligation at 30 June 2006 was 5.1% p.a. after th e adjustment to take into account future investment tax. Holding all other assumptions constant, the effect of a one percentage point decline in the discount rate assumption would be an increase in the 2007 defined benefit plan expense of approximately $69 million and an increase in the defined benefit obligation at 30 June 2006 of approximately $334 million.
(ii)  The expected rate of return on assets has been based on historical and future expectations of returns for each of the major categories of asset classes over the subsequent 10 year period, or longer. Estimates are based on a combination of factors including the current market outlook for interest rates, inflation, earnings growth and currency strength. To determine the aggregate return, the expected future return of each asset class is weighted according to the strategic asset allocation of total plan assets.
Our assumption for the expected long-term rate of return on assets is 7% for 2007. As a sensitivity measure, holding all other assumptions constant, the effect of a one percentage point decline in the return on assets assumption would be an increase in our fiscal 2007 defined benefit plan expense of approximately $44 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(g) Employer contributions
Telstra Super
In accordance with our funding deed with the trustee of Telstra Super, we are required to make future employer payments to Telstra Super in relation to the defined benefit plan as may be required. Our contributions to Telstra Super will recommence when the vested benefits index (VBI) — the ratio of defined benefit plan assets to defined benefit members’ vested benefits — falls to 103%. Our actuary is satisfied that contributions to maintain the VBI at this rate will maintain the financial position of Telstra Super at a satisfactory level. The VBI of the defined benefit divisions is 115% as at 30 June 2006 (30 June 2005: 111%).
As at 30 June 2003, K O’Sullivan FIAA completed an actuarial investigation of Telstra Super. The next actuarial investigation of Telstra Super is due to be completed by 30 June 2007 based on the scheme’s financial position as at 30 June 2006.
The actuarial investigation of Telstra Super reported that a surplus continued to exist. In accordance with the recommendations within the actuarial investigation, we were not expected to, and did not make employer contributions to the Telstra Super defined benefit divisions for the financial year ended 30 June 2006 and 30 June 2005. The current contribution holiday includes the contributions otherwise payable to the accumulation divisions of Telstra Super. The continuance of the holiday is however dependent on the performance of the fund and we are monitoring the situation on a monthly basis in light of current market performance.
Telstra Entity’s contribution to the defined contribution divisions of Telstra Super were insignificant for fiscal 2006 and fiscal 2005. Based on the latest actuarial investigation, we do not expect to make any contributions to Telstra Super during fiscal 2007.
HK CSL Retirement Scheme
The contributions payable to the defined benefit divisions are determined by the actuary using the attained age normal funding actuarial valuation method.
Employer contributions made to the HK CSL Retirement Scheme for the financial year ended 30 June 2006 were $3 million (2005: $3 million). We expect to contribute $3 million (2005: $3 million) to our HK CSL Retirement Scheme in fiscal 2007.
Annual actuarial investigations are currently undertaken for this scheme by Watson Wyatt Hong Kong Limited.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(h) Net financial position of plan
The financial position of the defined benefit divisions of Telstra Super and the HK CSL Retirement Scheme is shown as follows:

	Net scheme assets		Accrued benefits		Net surplus (i)		Vested benefits
	As at 30 June		As at 30 June		As at 30 June		As at 30 June
	2006	2005	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m

Telstra Super (ii)	4,459	4,439	3,079	3,281	1,380	1,158	3,853	3,995
HK CSL Retirement Scheme (iii)	94	79	74	74	20	5	68	63

	4,553	4,518	3,153	3,355	1,400	1,163	3,921	4,058

(i)  In accordance with AAS 25: “Financial Reporting by Superannuation Plans” the plan’s net surplus is determined as the difference between the present value of the accrued benefits and the net market value of plan assets.
(ii)  Amounts for Telstra Super have been taken from the audited financial report of the scheme as at 30 June 2006 and 30 June 2005. The scheme assets are stated at net market values.
(iii)  Amounts for the defined benefit divisions of the HK CSL Retirement Scheme have been taken from the actuarial valuation of the scheme as at 30 June 2006 and 30 June 2005. The scheme assets are stated at net market values.
The estimated period over which the benefits of our members will be returned is 11 years for Telstra Super (2005: 12 years) and 14.5 years for the HK CSL Retirement Scheme (2005: 14.7 years).
The net surplus under AAS 25 of $1,400 million (30 June 2005: $1,163 million) differs from the net defined benefit asset of $1,029 million (30 June 2005: $247 million) recognised in the balance sheet due to different measurement rules in the relevant accounting standards AAS 25 and AASB 119: “Employee Benefits”. Both standards require present value discounting of future benefits, however AAS 25 requires the use of a discount rate equal to an expected asset return whereas AASB 119 requires an after-tax bond yield.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities
The ultimate parent entity of the Telstra Group is the Commonwealth Government of Australia. Below is a list of our investments in controlled entities.

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2006	2005	2006	2005
		$m	$m	%	%
Parent entity
Telstra Corporation Limited (a)	Australia	—	—	—	—
Controlled entities
Telecommunications Equipment Finance Pty Ltd * (d)	Australia	—	—	—	—
Telstra Finance Limited (a)	Australia	—	—	100.0	100.0
Telstra Corporate Services Pty Limited * (a)	Australia	7	7	100.0	100.0
Transport Communications Australia Pty Ltd *	Australia	4	4	100.0	100.0
Telstra ESOP Trustee Pty Limited *	Australia	—	—	100.0	100.0
Telstra Growthshare Pty Ltd *	Australia	—	—	100.0	100.0
Telstra Media Pty Limited *	Australia	393	380	100.0	100.0
Telstra Multimedia Pty Limited (a)	Australia	2,678	2,678	100.0	100.0
Telstra International Limited (a)	Australia	2	84	100.0	100.0
Telstra New Wave Pty Ltd * (a)	Australia	1	1	100.0	100.0
Hypertokens Pty Ltd *	Australia	—	—	100.0	100.0
Hypermax Holdings Pty Ltd *	Australia	8	8	100.0	100.0
Chief Entertainment Pty Ltd *	Australia	—	—	100.0	100.0
Data & Text Mining Technologies Pty Ltd *	Australia	—	—	100.0	100.0
Lyrebird Technologies Pty Ltd *	Australia	—	—	100.0	100.0
Telstra OnAir Infrastructure Holdings Pty Ltd * (d)	Australia	—	—	—	100.0
Telstra 3G Spectrum Holdings Pty Ltd *	Australia	302	302	100.0	100.0
1300 Australia Pty Ltd *	Australia	5	5	60.0	60.0
Telstra OnAir Holdings Pty Ltd *	Australia	478	302	100.0	100.0
Converged Networks Pty Ltd * (h)	Australia	1	—	100.0	—
Telstra Payment Solutions Pty Limited (formerly Keycorp Solutions Limited) * (c) (h)	Australia	56	—	100.0	—
ESA Holding Pty Ltd * (j)	Australia	—	16	100.0	100.0
Telstra Business Systems Pty Ltd *	Australia	69	—	100.0	100.0
Telstra Communications Limited (a)	Australia	29	29	100.0	100.0
• Telecom Australia (Saudi) Company Limited (d) (e) (f) (g)	Saudi Arabia	—	—	50.0	50.0
Telstra Rewards Pty Ltd *	Australia	14	14	100.0	100.0
• Telstra Visa Card Trust (d)	Australia	—	—	100.0	100.0
• Qantas Telstra Card Trust (d)	Australia	—	—	100.0	100.0
• Telstra Visa Business Card Trust (d)	Australia	—	—	100.0	100.0
Telstra Media Holdings Pty Limited (a)	Australia	30	30	100.0	100.0
• Telstra Enterprise Services Pty Limited * (a)	Australia	—	—	100.0	100.0
• Telstra Pay TV Pty Ltd (a)	Australia	—	—	100.0	100.0
Communications Network Holdings Pty Ltd * (h)	Australia	4	—	100.0	—
• Advanced Digital Communications (WA) Pty Ltd * (h)	Australia	—	—	100.0	—
• Western Communications Solutions Pty Ltd * (h)	Australia	—	—	100.0	—
Adstream (Aust) Pty Ltd (i)	Australia	23	—	58.0	—
• Adstream Ltd (g) (i)	New Zealand	—	—	100.0	—
• Quickcut (Aust) Pty Ltd (i)	Australia	—	—	100.0	—
(continued over page)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2006	2005	2006	2005
		$m	$m	%	%
Controlled entities (continued)
Telstra Holdings Pty Ltd (a)	Australia	7,176	7,176	100.0	100.0
• Beijing Australia Telecommunications Technical
Consulting Services Company Limited (e) (g)	China	—	—	100.0	100.0
• Telstra Holdings (Bermuda) No. 2 Limited (g)	Bermuda	—	—	100.0	100.0
• CSL New World Mobility Limited (formerly Telstra
CSL Limited) (c) (g) (h)	Bermuda	—	—	76.4	100.0
• Bestclass Holdings Ltd (g)	British Virgin Islands	—	—	100.0	100.0
• Hong Kong CSL Limited (g)	Hong Kong	—	—	100.0	100.0
• Integrated Business Systems Limited (g)	Hong Kong	—	—	100.0	100.0
• One2Free Personalcom Limited (g)	Hong Kong	—	—	100.0	100.0
• CSL Limited (g)	Hong Kong	—	—	100.0	100.0
• New World PCS Holdings Limited (g) (h)	Cayman Islands	—	—	100.0	—
• New World 3G Limited (g) (h)	Hong Kong	—	—	100.0	—
• New World PCS Limited (g) (h)	Hong Kong	—	—	100.0	—
• New World Mobility Limited (g) (h)	Hong Kong	—	—	100.0	—
• Telstra Holdings (Bermuda) No 1 Limited (g)	Bermuda	—	—	100.0	100.0
• Telstra International HK Limited (g)	Hong Kong	—	—	100.0	100.0
• Damovo HK Ltd (g)	Hong Kong	—	—	100.0	100.0
• Telstra Japan Retail K.K. (g)	Japan	—	—	100.0	100.0
• Telstra Singapore Pte Ltd (g)	Singapore	—	—	100.0	100.0
• Telstra Global Limited (g)	United Kingdom	—	—	100.0	100.0
• PT Telstra Nusantara (g)	Indonesia	—	—	100.0	100.0
• Telstra Europe Limited (g)	United Kingdom	—	—	100.0	100.0
• Telstra (Cable Telecom) Limited (g)	United Kingdom	—	—	100.0	100.0
• Telstra (PSINet) Limited (g)	United Kingdom	—	—	100.0	100.0
• Telstra (CTE) Limited (g)	United Kingdom	—	—	100.0	100.0
• Cable Telecommunication Ltd (g)	United Kingdom	—	—	100.0	100.0
• PSINet Datacentre UK Ltd (g)	United Kingdom	—	—	100.0	100.0
• Inteligen Communications Limited (g)	United Kingdom	—	—	100.0	100.0
• Telstra Jersey Limited (g)	Jersey	—	—	100.0	100.0
• PSINet Hosting Centre Ltd (g)	Jersey	—	—	100.0	100.0
• Cordoba Holdings Ltd (g)	Jersey	—	—	100.0	100.0
• London Hosting Centre Ltd (g)	Jersey	—	—	100.0	100.0
• Telstra Inc. (g)	United States	—	—	100.0	100.0
• Telstra India (Private) Limited (g)	India	—	—	100.0	100.0
• Telstra Limited (g)	New Zealand	—	—	100.0	100.0
• Telstra New Zealand Holdings Limited (g)	New Zealand	—	—	100.0	100.0
• TelstraClear Limited (g)	New Zealand	—	—	100.0	100.0
• TelstraSaturn Holdings Limited (g)	New Zealand	—	—	100.0	100.0
(continued over page)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2006	2005	2006	2005
		$m	$m	%	%
Controlled entities (continued)
• Sytec Resources Ltd (g)	New Zealand	—	—	100.0	100.0
• Sytec Resources (Australia) Pty Ltd * (g)	Australia	—	—	100.0	100.0
• DMZ Global Limited (g)	New Zealand	—	—	100.0	100.0
• DMZ Global (Australia) Pty Ltd * (g)	Australia	—	—	100.0	100.0
• CLEAR Communications Limited (g)	New Zealand	—	—	100.0	100.0
Network Design and Construction Limited (a)	Australia	20	177	100.0	100.0
• NDC Global Holdings Pty Limited * (a)	Australia	—	—	100.0	100.0
• NDC Telecommunications India Private Limited (g)	India	—	—	98.0	98.0
• PT NDC Indonesia (d) (g)	Indonesia	—	—	95.0	95.0
• NDC Global Philippines, Inc (d) (e) (g)	Philippines	—	—	100.0	100.0
• NDC Global Services (Thailand) Limited (d) (g)	Thailand	—	—	—	49.0
• NDC Global Holdings (Thailand) Limited (d) (g)	Thailand	—	—	—	49.0
• NDC Global Services (Thailand) Limited (d) (g)	Thailand	—	—	—	51.0
• NDC Global Services Pty Limited * (a)	Australia	—	—	100.0	100.0
• NDC Telecommunications India Private Limited (g)	India	—	—	2.0	2.0
Telstra Services Solutions Holdings Limited (a)	Australia	911	911	100.0	100.0
• Telstra CB.net Limited (a)	Australia	—	—	100.0	100.0
• Telstra CB.Com Limited (a)	Australia	—	—	100.0	100.0
• Telstra CB.fs Limited (a)	Australia	—	—	100.0	100.0
• Telstra eBusiness Services Pty Limited (a)	Australia	—	—	100.0	100.0
• Australasian Insurance Systems Pty Ltd * (a)	Australia	—	—	100.0	100.0
• TRC Computer Systems Pty Ltd * (a)	Australia	—	—	100.0	100.0
• DBA Ltd * (a)	Australia	—	—	100.0	100.0
• Brokerlink Pty Ltd * (a)	Australia	—	—	81.3	81.3
• DBA Computer Systems Pty Ltd * (a)	Australia	—	—	100.0	100.0
• Brokerlink Pty Ltd * (a)	Australia	—	—	18.7	18.7
• Unilink Group Pty Ltd * (d)	Australia	—	—	—	100.0
• KAZ Group Pty Limited (a) (i)	Australia	—	—	100.0	100.0
• KAZ Computer Services (SEA) Pte Limited (d) (g)	Singapore	—	—	100.0	100.0
• KAZ Computer Services (HK) Ltd (g)	Hong Kong	—	—	75.0	75.0
• Enhanced Processing Technologies Inc (g) (i)	United States	—	—	100.0	—
• Australian Administration Services Pty Ltd	Australia	—	—	100.0	100.0
• AAS Superannuation Services Pty Limited	Australia	—	—	100.0	100.0
• KAZ Business Services Australia Pty Ltd *	Australia	—	—	100.0	100.0
• KAZ Business Services Pty Ltd (a)	Australia	—	—	100.0	100.0
• KAZ Software Solutions Pty Ltd * (a)	Australia	—	—	100.0	100.0
• Atune Financial Solutions Pty Ltd * (a)	Australia	—	—	100.0	100.0
• KAZ Technology Services Pty Ltd	Australia	—	—	100.0	100.0
• IOCORE Asia Pacific Pty Ltd *	Australia	—	—	100.0	100.0
• Techsouth Pty Ltd *	Australia	—	—	100.0	100.0
• KAZ Technology Services Australia Pty Ltd *	Australia	—	—	100.0	100.0
• Fundi Software Pty Ltd * (j)	Australia	—	—	—	100.0
(continued over page)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2006	2005	2006	2005
		$m	$m	%	%
Controlled entities (continued)
Sensis Pty Ltd (a) (j)	Australia	851	851	100.0	100.0
• Platefood Limited (h) (g)	United Kingdom	—	—	61.0	—
• Just Listed Pty Limited * (a) (j)	Australia	—	—	100.0	100.0
• CitySearch Australia Pty Ltd *	Australia	—	—	100.0	100.0
• CitySearch Canberra Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Group Pty Limited (a) (j)	Australia	—	—	—	33.0
• Trading Post (Australia) Holdings Pty Ltd (a) (j)	Australia	—	—	100.0	100.0
• Trading Post Group Pty Limited (a) (j)	Australia	—	—	100.0	67.0
• The Melbourne Trading Post Pty Ltd (a)	Australia	—	—	100.0	100.0
• The National Trading Post Pty Ltd * (a)	Australia	—	—	100.0	100.0
• Australian Retirement Publications Pty Limited * (a)	Australia	—	—	100.0	100.0
• Collectormania Australia Pty Ltd * (a)	Australia	—	—	100.0	100.0
• The Personal Trading Post Pty Limited (a)	Australia	—	—	100.0	100.0
• Auto Trader Australia Pty Ltd (a)	Australia	—	—	100.0	100.0
• WA Auto Trader Pty Ltd (a)	Australia	—	—	100.0	100.0
• Sydney Buy & Sell Pty Ltd *	Australia	—	—	100.0	100.0
• Sydney Auto Trader Pty Ltd *	Australia	—	—	100.0	100.0
• Ad Mag SA & NSW Pty Ltd *	Australia	—	—	100.0	100.0
• Ad Mag AGI Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post (AW) Pty Limited *	Australia	—	—	100.0	100.0
• Warranty Direct (Australia) Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post (TCA) Pty Ltd (a)	Australia	—	—	100.0	100.0
• Research Resources Pty Ltd *	Australia	—	—	100.0	100.0
• Queensland Trading Post Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Marketing (Qld) Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post on the Net Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Australia Pty Limited (a)	Australia	—	—	100.0	100.0
• Appraised Staff Agency Pty Ltd *	Australia	—	—	100.0	100.0
• Tradernet Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Classifieds Pty Limited *	Australia	—	—	100.0	100.0
• Trading Post On Line Pty Limited *	Australia	—	—	100.0	100.0
• Sensis Holdings Pty Ltd * (i)	Australia	—	—	100.0	100.0
• Invizage Pty Ltd * (i)	Australia	—	—	100.0	75.0
• PC S.O.S. Pty Ltd *	Australia	—	—	100.0	100.0
• Universal Publishers Pty Limited (a)	Australia	—	—	100.0	100.0
• Sensis (Victoria) Pty Ltd * (h)	Australia	—	—	100.0	—

Total investment in consolidated entities		13,062	12,975

#  The amounts recorded are before any provision for reduction in value.
*  These entities are Australian small proprietary limited companies, which are not required to prepare and lodge individual audited financial reports with the Australian Securities and Investment Commission.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

29. Investments in controlled entities (continued)
(a) ASIC deed of cross guarantee
On 31 May 2006 and 28 June 2006, the Telstra Entity and certain of its controlled entities entered into two revocation deeds, the combined effect of which is to revoke the deed of cross guarantee dated 4 June 1996 (1996 Deed) in its entirety. In accordance with the terms of the 1996 Deed, revocation of the deed does not take effect until the date which is 6 months after lodgement of the relevant revocation deed with the Australian Securities and Investment Commission (ASIC).
A new deed of cross guarantee was entered into on 28 June 2006 (New Deed), pursuant to an ASIC Order dated 22 June 2006 (ASIC Order). The New Deed was entered into between the parties to the revocation deed dated 28 June 2006 and a number of additional controlled entities of the Telstra Entity. The New Deed took effect immediately upon lodgement with ASIC on 30 June 2006.
The following companies have entered into the 1996 Deed and/or the New Deed:
•	Telstra Corporation Limited (i) (ii);

•	Telstra Corporate Services Pty Limited (i) (ii);

•	Telstra Multimedia Pty Limited (i) (ii);

•	Telstra International Limited (i) (ii);

•	Telstra Communications Limited (i) (ii);

•	Telstra Media Holdings Pty Limited (i);

•	Telstra Enterprise Services Pty Limited (i);

•	Telstra Pay TV Pty Ltd (i);

•	Telstra Holdings Pty Ltd (i) (ii);

•	Network Design and Construction Limited (i) (ii);

•	NDC Global Holdings Pty Limited (i) (ii);

•	NDC Global Services Pty Limited (i) (ii);

•	Telstra Services Solutions Holdings Limited (i) (ii);

•	Telstra eBusiness Services Pty Limited (i) (ii);

•	Australasian Insurance Systems Pty Ltd (i);

•	TRC Computer Systems Pty Ltd (i);

•	DBA Ltd (i);

•	Brokerlink Pty Ltd (i);
•	DBA Computer Systems Pty Ltd (i);

•	KAZ Group Limited (ii);

•	KAZ Business Services Pty Ltd (ii);

•	KAZ Software Solutions Pty Ltd (ii);

•	Atune Financial Services Pty Ltd (ii);

•	Sensis Pty Ltd (i) (ii);

•	Trading Post (Australia) Holdings Pty Ltd (i) (ii);

•	Trading Post Group Pty Limited (i) (ii);

•	The Melbourne Trading Post Pty Ltd (i) (ii);

•	The National Trading Post Pty Ltd (i) (ii);

•	Collectormania Australia Pty Ltd (i) (ii);

•	Australian Retirement Publications Pty Limited (i);

•	The Personal Trading Post Pty Limited (i) (ii);

•	Auto Trader Australia Pty Ltd (i) (ii);

•	WA Auto Trader Pty Ltd (i) (ii);

•	Just Listed Pty Limited (i) (ii);

•	Trading Post (TCA) Pty Ltd (i) (ii);

•	Trading Post Australia Pty Limited (i) (ii); and

•	Universal Publishers Pty Limited (ii).
(i) Companies which form the 1996 Deed
(ii) Companies which form the New Deed
Telstra Finance Limited is trustee under both the 1996 Deed and the New Deed, however is not a group entity under either deed.
In respect of both the 1996 Deed and the New Deed, the relevant group entities under the deed:
•	form a closed group and extended closed group as defined in the ASIC Class Order 98/1418 (Class Order) and the ASIC Order;

•	do not have to prepare and lodge audited financial reports under the Corporations Act 2001. This does not apply to Telstra

Corporation Limited; and

•	guarantee the payment in full of the debts of the other parties to the deed in the event of their winding up.
The following companies ceased to be party to the 1996 Deed due to a revocation deed as at 11 September 2005:
•	Telstra New Wave Pty Ltd;
•	Telstra CB.net Limited;
•	Telstra CB.Com Limited; and
•	Telstra CB.fs Limited.
(b) ASIC deed of cross guarantee financial information
The consolidated assets and liabilities of the closed group and extended closed group is presented according to both the Class Order and the ASIC Order as follows. This excludes Telstra Finance Limited. All significant transactions between members of the closed group have been eliminated.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)
(b) ASIC deed of cross guarantee financial information (continued)

Closed group balance sheet	New Deed	1996 Deed
	As at 30
	June	As at 30 June
	2006	2006	2005
	$m	$m	$m
Current assets
Cash and cash equivalents	479	501	1,421
Trade and other receivables	3,377	3,533	3,553
Inventories	182	175	191
Derivative financial assets	22	22	4
Prepayments	190	202	217

Total current assets	4,250	4,433	5,386

Non current assets
Trade and other receivables	876	870	884
Inventories	19	19	15
Investments — accounted for using the equity method	22	21	46
Investments — other	3,348	3,421	3,244
Property, plant and equipment	21,792	21,785	21,190
Intangibles	3,491	3,389	3,655
Derivative financial assets	392	392	—
Defined benefit assets	1,004	1,004	241

Total non current assets	30,944	30,901	29,275

Total assets	35,194	35,334	34,661

Current liabilities
Trade and other payables	2,991	2,973	2,041
Borrowings	2,531	2,323	2,159
Current tax liabilities	400	400	518
Provisions	708	697	378
Derivative financial liabilities	13	13	11
Revenue received in advance	1,089	1,089	1,090

Total current liabilities	7,732	7,495	6,197

Non current liabilities
Trade and other payables	65	65	62
Borrowings	11,376	11,376	10,907
Deferred tax liabilities	1,582	1,589	1,664
Provisions	951	945	855
Derivative financial liabilities	768	768	864
Revenue received in advance	401	400	387

Total non current liabilities	15,143	15,143	14,739

Total liabilities	22,875	22,638	20,936

Net assets	12,319	12,696	13,725

Equity
Share capital	5,569	5,569	5,536
Reserves	18	18	12
Retained profits	6,732	7,109	8,177

Equity available to the closed group	12,319	12,696	13,725

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)
(b) ASIC deed of cross guarantee financial information (continued)
The consolidated profit for the year of the closed group and extended closed group is presented according to both the Class Order and the ASIC Order as follows. This excludes Telstra Finance Limited. All significant transactions between members of the closed group have been eliminated.

Closed group income statement and retained profits reconciliation		New Deed	1996 Deed
		Year ended
		30 June	Year ended 30 June
		2006	2006	2005
	Note	$m	$m	$m
Income
Revenue (excluding finance income)		20,323	20,594	20,173
Other income		304	318	254

		20,627	20,912	20,427

Expenses
Labour		3,843	3,796	3,387
Goods and services purchased		3,372	3,652	3,266
Other expenses		4,317	4,349	3,648

		11,532	11,797	10,301

Share of net (gain)/loss from jointly controlled and associated entities		(10)	(12)	(13)

		11,522	11,785	10,288

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)	.	9,105	9,127	10,139
Depreciation and amortisation		3,721	3,717	3,228

Earnings before interest and income tax expense (EBIT)		5,384	5,410	6,911

Finance income		120	120	156
Finance costs		978	975	936

Net finance costs		858	855	780

Profit before income tax expense		4,526	4,555	6,131

Income tax expense		1,380	1,378	1,766

Profit for the year available to the closed group		3,146	3,177	4,365

Retained profits at the beginning of the financial year available to the closed group		7,894	8,177	8,467
Actuarial gain/(loss) on our defined benefit plans (net of tax effect)		661	661	(61)
Share buy-back	21	—	—	(476)
Transfer out of closed group		—	64	—
Transfers to retained profits		—	—	6

Total available for distribution		11,701	12,079	12,301
Dividends paid		4,969	4,970	4,124

Retained profits at the end of the financial year available to the closed group		6,732	7,109	8,177

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)
(c) Change of company names
•	Keycorp Solutions Limited changed its name to Telstra Payment Solutions Limited on 2 September 2005.

Furthermore, the status of this controlled entity changed from a public to a private company on 18 May 2006 to be named Telstra Payment Solutions Pty Limited.

•	On 31 March 2006, Telstra CSL Limited changed its name to CSL New World Mobility Limited.
(d) Liquidations
As at 30 June 2006, the following controlled entities were in voluntary liquidation:
•	Telecom Australia (Saudi) Company Limited;
•	NDC Global Philippines, Inc;
•	PT NDC Indonesia;
•	Qantas Telstra Card Trust;
•	Telstra Visa Business Card Trust;
•	Telstra Visa Card Trust; and
•	KAZ Computer Services (SEA) Pte Limited.
The following companies were liquidated or deregistered during fiscal 2006:
•	NDC Global Services (Thailand) Limited;
•	NDC Global Holdings (Thailand) Limited;
•	Telecommunications Equipment Finance Pty Ltd;
•	Telstra OnAir Infrastructure Holdings Pty Ltd; and
•	Unilink Group Pty Ltd.
(e) Controlled entities with different balance dates
The following companies have balance dates that differ from our balance date of 30 June for fiscal 2006:
•	Telecom Australia (Saudi) Company Limited — 31 December;
•	Beijing Australia Telecommunications Technical Consulting Services Company Limited — 31 December; and
•	NDC Global Philippines, Inc — 31 December.
Financial reports prepared as at 30 June are used for consolidation purposes.
(f) Controlled entities in which our equity ownership is less than or equal to 50%
We own 50% of the issued capital of Telecom Australia (Saudi) Company Limited. We can exercise control over the Board of Directors of this entity in perpetuity, and therefore we have consolidated the financial results, position and cash flows of this entity into our group financial report.
(g) Controlled entities not individually audited by the Australian National Audit Office
Companies not audited by the Australian National Audit Office, our Australian statutory auditor.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)
(h) New incorporations and investments
•	On 11 August 2005, we established a new entity named Platefood Limited to facilitate a new investment for nominal consideration.
•	On 25 August 2005, we established a new entity named Sensis (Victoria) Pty Ltd to facilitate a new investment for nominal consideration.
•	On 1 July 2005, we acquired 100% of the issued capital of Keycorp Solutions Limited for a total consideration of $56 million including acquisition costs. Subsequent to acquisition, the entity was renamed to Telstra Payment Solutions Pty Limited.
•	On 31 March 2006, we acquired 100% of the issued capital of the Converged Networks Group for a total consideration of $5 million including acquisition costs. Converged Networks Group included the following controlled entities:
•	Converged Networks Pty Ltd;

•	Communications Network Holdings Pty Ltd;
•	Advanced Digital Communications (WA) Pty Ltd; and

•	Western Communications Solutions Pty Ltd.
Converged Networks Group is a provider of voice and data networks which operates primarily in Western Australia.

•	On 31 March 2006, we merged our 100% owned Hong Kong mobile operations (Telstra CSL Group) with the Hong Kong mobile operations of New World PCS Holdings Limited and its controlled entities (New World Mobility Group) to form the CSL New World Mobility Group.

Under the merger agreement, Telstra CSL Limited issued new shares to New World Mobility Holdings Limited in return for 100% of the issued capital of the New World Mobility Group and $42 million in net proceeds (net of acquisition costs). The fair value of the Telstra CSL Limited shares issued amounted to $577 million and diluted our ownership in the merged group to 76.4%. Our merger with the New World Mobility Group included the acquisition of the following controlled entities:
•	New World PCS Holdings Limited;

•	New World 3G Limited;

•	New World PCS Limited; and
•	New World Mobility Limited.
The CSL New World Mobility Group is a provider of mobile telecommunication products and services which operates primarily in Hong Kong.
(i) Other acquisitions
•	On 1 July 2005, our controlled entity Sensis Holdings Pty Ltd acquired a further 25% of the issued share capital of Invizage Pty Ltd for a total cash consideration of $5 million including acquisition costs.

Invizage Pty Ltd is a provider of information technology services for small and medium Australian organisations.

•	On 22 December 2005, our controlled entity Kaz Group Pty Limited acquired a further 40% of the issued share capital of Enhanced Processing Technologies Inc for nominal consideration, giving us ownership of the entity. Prior to this date, Enhanced Processing Technologies was classified as a jointly controlled entity.

Enhanced Processing Technologies Inc is a provider of cheque processing technology and services which operates primarily in the United States.

•	On 1 February 2006, we acquired a further 24.7% of the issued capital of Adstream (Aust) Pty Ltd and its controlled entities (Adstream Group) for a total consideration of $21 million including acquisition costs, giving us a controlling interest of 58%. Prior to this date, Adstream (Aust) Pty Ltd was classified as a jointly controlled entity. Our acquisition of the Adstream Group included the following controlled entities:
•	Adstream Ltd; and

•	Quickcut (Aust) Pty Ltd.
The Adstream Group is a provider of on-line services to advertisers that streamlines client approval and distribution of electronic advertising to media outlets.
(j) Sales and disposals
•	On 31 August 2005, Trading Post Group Pty Limited (TPG) sold its investment in Just Listed Pty Ltd to Sensis Pty Ltd (Sensis).

In addition, Sensis sold its 33% interest in TPG to Trading Post (Australia) Holdings Pty Ltd on 31 August 2005.

These controlled entities are all within the Telstra Group.

•	On 1 May 2006, our controlled entity KAZ Group Pty Limited divested its interest in Fundi Software Pty Ltd in a management buy-out for a total consideration of $4 million.

•	On 26 June 2006, ESA Holding Pty Ltd sold its investment in Telstra Business Systems Pty Ltd to the Telstra Entity.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities
Our investments in jointly controlled and associated entities are listed below:

	Principal	Ownership		Telstra Group’s carrying		Telstra Entity’s carrying
Name of Entity	activities	interest		amount of investment (*)		amount of investment (*)
		As at 30 June		As at 30 June		As at 30 June
		2006	2005	2006	2005	2006	2005
		%	%	$m	$m	$m	$m
Jointly controlled entities
FOXTEL Partnerships (h)(i)	Pay television	50.0	50.0	—	—	—	—
Customer Services Pty Limited (h)	Customer service	50.0	50.0	—	—	—	—
FOXTEL Management Pty Limited	Management services	50.0	50.0	—	—	—	—
FOXTEL Cable Television Pty Ltd (a)(h)	Pay television	80.0	80.0	—	—	—	—
Reach Ltd (incorporated in Bermuda) (e)(h)	International connectivity services	50.0	50.0	—	—	—	—
Xantic B.V. (incorporated in The Netherlands)(b)	Global satellite communications	—	35.0	—	32	—	30
TNAS Limited (incorporated in New Zealand) (e) (h)	Toll free number portability in New Zealand	33.3	33.3	—	—	—	—
Money Solutions Pty Ltd (h)	Financial advice and education services	50.0	50.0	—	—	—	—
HelpYouPay Systems Pty Ltd (b)	Debt management services	—	50.0	—	—	—	—
HelpYouPay Pty Ltd (b)	Debt management services	—	50.0	—	—	—	—
Enhanced Processing Technologies Pty Ltd (a)	Business process outsourcing	60.0	60.0	1	—	—	—
Enhanced Processing Technologies Inc (incorporated in United States) (c)	Software sales	—	60.0	—	—	—	—
Adstream (Aust) Pty Ltd (c)	Digital advertising and asset management	—	33.3	—	3	—	3
3GIS Pty Ltd (e)	Management services	50.0	50.0	—	—	—	—
3GIS Partnership (e)	3G network services	50.0	50.0	—	—	—	—
Bridge Mobile Pte Ltd (incorporated in Singapore)	Regional roaming provider	12.5	12.5	1	1	—	—
m.Net Corporation Limited (d)	Mobile phone content provider	26.4	39.5	—	—	—	—

				2	36	—	33

Associated entities
Australia-Japan Cable Holdings Limited (incorporated in Bermuda)(d) (e) (h)	Network cable provider	46.9	39.9	—	—	—	—
Telstra Super Pty Ltd (a) (h)	Superannuation trustee	100.0	100.0	—	—	—	—
Keycorp Limited (d)	Electronic transactions solutions	47.6	47.8	18	8	18	8
Telstra Foundation Ltd (a)	Charitable trustee organisation	100.0	100.0	—	—	—	—
LinkMe Pty Ltd	Internet recruitment provider	40.0	40.0	3	4	—	—

				21	12	18	8

Unless noted at (e), all investments have a balance date of 30 June and are incorporated in Australia. Our voting power is the same as our ownership interest unless otherwise noted.

(i)	This includes both the FOXTEL Partnership and the FOXTEL Television Partnership.

(*)	The Telstra Group carrying amounts are calculated using the equity method of accounting. The Telstra Entity’s carrying amounts are at cost less any accumulated impairment loss.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities (continued)
(a) Associated entities and jointly controlled entities in which we own more than 50% equity
•	We own 80% of the equity of FOXTEL Cable Television Pty Ltd. This entity is disclosed as a jointly controlled entity as the outside equity shareholders have participating rights that prevent us from dominating the decision making of the Board of Directors. Effective voting power is restricted to 50% and we have joint control.
•	We own 100% of the equity of Telstra Super Pty Ltd, the trustee for the Telstra Superannuation Scheme (Telstra Super). We do not consolidate Telstra Super Pty Ltd as we do not control the Board of Directors. We have equal representation with employee representatives on the Board. Our voting power is limited to 44%, which is equivalent to our representation on the Board. The entity is therefore classified as an associated entity as we have significant influence over it.
•	We own 100% of the equity of Telstra Foundation Ltd (TFL). TFL is limited by guarantee (guaranteed to $100) with Telstra Corporation Limited being the sole member. We did not contribute any equity to TFL on incorporation. TFL is the trustee of the Telstra Community Development Fund and manager of the Telstra Kids Fund. We do not consolidate TFL as we do not control the Board. However, due to our Board representation we significantly influence this entity. Our voting power is limited to 43%, which is equivalent to our representation on the Board.
•	We own 60% of the equity of Enhanced Processing Technologies Pty Ltd. This entity is subject to joint control based on the shareholders’ agreement, under which mutual consent of the shareholders is required in determining the financial and operating policies of the entity. As a result, it has been classified as a jointly controlled entity.
(b) Sale of investments
•	On 30 July 2005, we completed the sale of our 50% shareholding in HelpYouPay Pty Ltd. The revenue on sale of the investment was not considered significant.
•	On 30 July 2005, we completed the sale of our 50% shareholding in HelpYouPay Systems Pty Ltd. The revenue on sale of the investment was not considered significant.
•	On 16 February 2006, we completed the sale of our 35% shareholding in Xantic B.V. for $89 million (US$67 million). During fiscal 2006, we received $18 million (US$13 million) as a result of a capital return by Xantic B.V.
(c) Investments no longer equity accounted
•	On 22 December 2005, we acquired the remaining 40% shareholding in Enhanced Processing Technologies Inc giving us ownership of the entity. Prior to this date Enhanced Processing Technologies Inc was a jointly controlled entity and was equity accounted. Refer to note 29 for further details.
•	On 1 February 2006, we acquired an additional 24.7% shareholding in Adstream (Aust) Pty Ltd giving us a controlling interest. Prior to this date Adstream (Aust) Pty Ltd was a jointly controlled entity and was equity accounted. Refer to note 29 for further details.
(d) Other changes in jointly controlled and associated entities
•	On 1 July 2005, we acquired an intangible asset from our associated entity Keycorp Limited (Keycorp) for $55 million. We reduced the value of the intangible asset recognised and increased our investment in Keycorp to the extent to which this transaction is unrealised outside the Telstra Group. This resulted in a $26 million increase in the carrying value of our investment. Under the terms of the transaction Keycorp also returned capital to its shareholders, our share amounting to $16 million. Refer to (g) for details on our movements in the consolidated equity amount of our associated entities.

In addition, our investment in Keycorp decreased from 47.8% to 47.6% on 29 August 2005. The decrease was due to a dilution in our shareholding.

•	On 10 August 2005, our investment in m.Net Corporation Limited decreased from 39.5% to 26.4%. The decrease was due to a dilution in our shareholding.

•	On 16 November 2005, our investment in Australia-Japan Cable Holdings Limited increased from 39.9% to 46.9%. The increase was due to another investor forfeiting their interest in the investment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities (continued)
(e) Jointly controlled and associated entities with different balance dates
The following jointly controlled and associated entities have different balance dates to our balance date of 30 June for fiscal 2006:
•	Reach Ltd — 31 December;
•	TNAS Limited — 31 March;
•	3GIS Pty Ltd — 31 December;
•	3GIS Partnership — 31 December; and
•	Australia-Japan Cable Holdings Limited — 31 December.
Financial reports prepared as at 30 June are used for equity accounting purposes. Our ownership interest in jointly controlled and associated entities with different balance dates is the same at that balance date as 30 June unless otherwise noted.
(f) Share of jointly controlled and associated entities’ net (profits)/ losses

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m

Net (profit)/loss from jointly controlled and associated entities has been contributed by the following entities:
Jointly controlled entities
— FOXTEL Partnerships	5	5
— Stellar Call Centres Pty Ltd	—	(3)
— Xantic B.V	(12)	(5)

	(7)	(3)

Associated entities
— Keycorp Limited	1	(5)

— LinkMe Pty Ltd	1	—

	2	(5)
	(5)	(8)

Net (profit)/loss from jointly controlled entities has been adjusted by the following:
Jointly controlled entities
— Reach Ltd (i)	—	102

	(5)	94

(i)	In fiscal 2005, previously unrecognised equity accounted losses in Reach Ltd (Reach) were recognised due to our commitment to fund 50% of Reach’s committed capital expenditure, which was accounted for as an investment in Reach. Refer to note 36 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities (continued)
(g) Other disclosures for jointly controlled and associated entities
The movements in the consolidated equity accounted amount of our jointly controlled and associated entities are summarised as follows:

	Jointly controlled
	entities		Associated entities
	Telstra Group		Telstra Group
	Year ended/As at		Year ended/As at
	30 June		30 June
	2006	2005	2006	2005
Note	$m	$m	$m	$m
Carrying amount of investments at beginning of year	36	40	12	—
Additional investments made during the year	5	14	—	3

	41	54	12	3
Share of profits/(losses) before income tax expense	6	2	(3)	12
Share of income tax expense	—	(1)	1	(7)

Share of profits/(losses) for the year after income tax expense	6	1	(2)	5
Amortisation of unrealised inter-entity profits after income tax	1	2	—	—

Share of profits/(losses) for the year	7	3	(2)	5
Dividends and distributions received	—	(1)	—	(1)
Share of reserves	—	—	—	5
Share of foreign currency translation reserve and movements due to exchange rate translations	1	(2)	—	—
Sale, transfers and reductions of investments during the year	(47)	(16)	(15)	—
Other	—	—	26	—

Carrying amount of investments before reduction to recoverable amount	2	38	21	12
Impairment losses recognised in the income statement during the year	—	(2)	—	—

Carrying amount of investments at end of year 13	2	36	21	12

Our share of contingent liabilities of jointly controlled and associated entities — we are not directly liable for these	—	—	6	—

Our share of capital commitments contracted for by our jointly controlled and associated entities — we are not directly liable for these (i)	11	9	—	—

Our share of other expenditure commitments contracted for by our jointly controlled and associated entities (other than the supply of inventories) — we are not directly liable for these (i)	40	52	2	4

(i)	The commitments and guarantees of our jointly controlled entities for which we are directly liable are included within note 26 and note 27 respectively.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities (continued)
(g) Other disclosures for jointly controlled and associated entities (continued)
Summarised presentation of all of our jointly controlled and associated entities’ assets, liabilities, revenue and expense items (including jointly controlled and associated entities where equity accounting has been suspended):

	Jointly controlled
	entities		Associated entities
	Telstra Group		Telstra Group
	Year ended/As at		Year ended/As at
	30 June		30 June
	2006	2005	2006	2005
	$m	$m	$m	$m
Current assets	556	695	73	131
Non current assets	811	909	346	354

Total assets	1,367	1,604	419	485

Current liabilities	950	1,521	58	88
Non current liabilities	927	579	536	502

Total liabilities	1,877	2,100	594	590

Net assets	(510)	(496)	(175)	(105)

Total income	2,152	2,335	150	174
Total expenses	2,067	2,140	180	211

Profit/(loss) before income tax expense	85	195	(30)	(37)
Income tax expense	3	8	4	6

Profit/(loss) for the year	82	187	(34)	(43)

Summarised presentation of our share of all our jointly controlled and associated entities revenue and expense items (including jointly controlled entities where equity accounting has been suspended):

Total income	1,369	1,377	71	81
Total expenses	1,326	1,280	85	96

Profit/(loss) before income tax expense	43	97	(14)	(15)
Income tax expense	2	5	2	3

Profit/(loss) for the year	41	92	(16)	(18)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities (continued)
(h) Suspension of equity accounting
Our unrecognised share of (profits)/losses for the period and cumulatively, for our entities where equity accounting has ceased and the investment is recorded at zero due to losses made by these entities and/or reductions in the equity accounted carrying amount, is shown below:

	Telstra Group
	Year ended 30 June
	Period	Cumulative	Period	Cumulative
	2006	2006	2005	2005
	$m	$m	$m	$m
Jointly controlled entities
FOXTEL Partnerships	(1)	117	80	118
Reach Ltd	(34)	575	(206)	609

Associated entities
Australia-Japan Cable Holdings Limited	36	143	14	107

	1	835	(112)	834

Equity accounting has also been suspended for the following jointly controlled and associated entities:
•	Customer Services Pty Limited;
•	FOXTEL Cable Television Pty Ltd;
•	TNAS Limited;
•	Money Solutions Pty Ltd; and
•	Telstra Super Pty Ltd.
There are no significant unrecognised profits/losses in these entities.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans
The Company has a number of employee share plans that are available for directors, executives and employees, these include:
•	the Telstra Employee Share Ownership Plans (TESOP99 and TESOP97); and

•	those conducted through the Telstra Growthshare Trust.
The nature of each plan, details of plan holdings, movements in holdings, and other relevant information is disclosed below:
(a) TESOP99 and TESOP97
As part of the Commonwealth’s sale of its shareholding in fiscal 2000 and fiscal 1998 we offered eligible employees the opportunity to buy ordinary shares of Telstra. These share plans were:
•	the Telstra Employee Share Ownership Plan II (TESOP99); and

•	the Telstra Employee Share Ownership Plan (TESOP97).
Participating employees are entitled to receive dividends and voting rights in the shares. Telstra ESOP Trustee Pty Ltd is the trustee for TESOP99 and TESOP97 and holds the shares on behalf of participants. This company is 100% owned by Telstra.
Generally, employees were offered interest free loans by the Telstra Entity to acquire certain shares and in some cases became entitled to certain extra shares and loyalty shares as a result of participating in the plans. All shares acquired under the plans were transferred from the Commonwealth either to the employees or to the trustee for the benefit of the employees.
While a participant remains an employee of the Telstra Entity, a company in which Telstra owns greater than 50% equity, or the company which was their employer when the shares were acquired, there is no date by which the employee has to repay the loan. The loan may, however, be repaid in full at any time by the employee using his or her own funds.
The loan shares, extra shares and in the case of TESOP99, the loyalty shares, were subject to a restriction on the sale of the shares or transfer to the employee for three years, or until the relevant employment ceased. This restriction period has now been fulfilled under each plan.
If a participating employee leaves the Telstra Entity, a company in which Telstra owns greater than 50% equity, or the company which was their employer when the shares were acquired, to acquire the relevant shares the employee must repay their loan within two months of leaving. This is the case except where the restriction period has ended because of the employee’s death or disablement (in this case the loan must be repaid within 12 months).
If the employee does not repay the loan when required, the trustee can sell the shares. The sale proceeds must then be used to pay the costs of the sale and any amount outstanding on the loan, after which the balance will be paid to the employee. The Telstra Entity’s recourse under the loan is limited to the amount recoverable through the sale of the employee’s shares.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(a) TESOP99 and TESOP97 (continued)
The following information details the number of outstanding equity instruments and loan balances relevant to the TESOP99 and TESOP97 plans:

	Employee share plans
	As at 30 June
	2006	2005
Market price of Telstra shares	$3.68 per share	$5.06 per share
Employee share loan balance	$130 million	$154 million

TESOP99
Remaining number of loan shares	14,387,400	14,535,900

TESOP97
Remaining number of loan shares	32,573,300	36,674,100
Remaining number of extra shares	8,143,325	9,168,525
The fair value of these shares as at 30 June 2006 based on the market value of Telstra shares at balance date amounts to $203 million (2005: $306 million).
The Telstra ESOP Trustee continues to hold the loan shares where the employee has ceased employment and elected not to repay the loan, until the share price is sufficient to recover the loan amount and associated costs. The Trustee will then sell the shares. As at 30 June 2006, there were 6,418,300 shares held for this purpose (2005: 5,603,100).
The movements in the number of instruments are as follows:

	TESOP97	TESOP99
	number	number

Equity instruments outstanding as at 30 June 2004	48,327,000	14,622,000
Exercised	(2,484,375)	(86,100)

Equity instruments outstanding as at 30 June 2005	45,842,625	14,535,900
Exercised	(5,126,000)	(148,500)

Equity instruments outstanding as at 30 June 2006	40,716,625	14,387,400

The weighted average loan still to be repaid for the TESOP97 equity instrument is $1.04 (2005: $1.33), and TESOP99 equity instrument is $6.13 (2005: $6.42).
The weighted average share price at the date of the transfers of Telstra shares relating to the exercise of these instruments was $3.95 for TESOP 99 (2005: $4.77) and $3.96 for TESOP 97 (2005: $4.77) based on the closing market price on those dates. The total proceeds received on exercise of TESOP99 was $5 million (2005: $4 million) and TESOP97 was $19 million (2005: $15 million).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust
The Telstra Growthshare Trust commenced in fiscal 2000. Under the trust, Telstra operates a number of different short and long term incentive equity plans whereby the following equity based instruments may be allocated:
•	incentive shares;

•	sign-on bonus shares;

•	performance rights;

•	deferred shares;

•	restricted shares; and

•	options.
In addition, the following share plans are operated for our non executive directors and certain eligible employees:
•	directshares; and

•	ownshares.
The trustee for the trust is Telstra Growthshare Pty Ltd. This company is 100% owned by Telstra. Funding is provided to the Telstra Growthshare Trust to purchase Telstra shares on the market to underpin the equity instruments issued.
In fiscal 2006, we recorded an expense of $15 million for our share based payments (2005: $10 million). As at 30 June 2006, we had a total expense yet to be recognised of $25 million (2005: $17 million), which is expected to be recognised over a weighted average of 2 years (2005: 2 years).
Our election not to apply AASB 2: “Share based payment” (AASB 2) to equity instruments granted prior to 7 November 2002, as permitted under AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1), has reduced the expense we have recorded, as well as the total expense we are yet to recognise. Refer to note 36(a) for further details.
Short term incentive equity plan
Incentive shares
In fiscal 2006, the Board allocated the executives’ half of their short term incentive payments as rights to acquire Telstra shares. These incentive shares vest in equal parts over a period of one, two and three years on the anniversary of their allocation date, subject to the executive’s continued employment with any entity that forms part of the Telstra Group. The executive can exercise their vested incentive shares at a cost of $1 in total for all of the incentive shares exercised on a particular day.
Once the vested incentive shares are exercised, Telstra shares will be transferred to the executive. Until this time, the executive cannot use the incentive shares (or vested incentive shares) to vote or receive dividends. Any dividends paid by the Company prior to exercise will increase the number of incentive shares allocated to the executive. The Board has decided not to continue the short term incentive share plan and the short term incentive payment for fiscal 2006 will be delivered in cash.
Incentive shares movements during the year
The following incentive shares were granted during fiscal 2006:

Effective commencement date of instruments	19 August 2005
Number of incentive shares issued	1,986,435
Market price of Telstra shares on grant date	$4.77
Exercise date — 1 year incentive shares	19 August 2006
Exercise date — 2 year incentive shares	19 August 2007
Exercise date — 3 year incentive shares	19 August 2008
Expiration date	2 years from each exercise date
During fiscal 2006, 53,467 incentive shares were forfeited due to resignation, and 97,382 incentive shares were exercised as a result of those executives being made redundant. As a result of the above movements, 1,835,586 incentive shares were outstanding as at 30 June 2006. There were no incentive shares that were exercisable at 30 June 2006.
The fair value of the August 2005 allocation of incentive shares was $4.77. This was calculated using a Black Scholes option pricing model. The following weighted average assumptions were used in determining the valuation:

Growthshare
incentive shares
August 2005
Risk free rate — 1 year incentive shares	5.12%
Risk free rate — 2 year incentive shares	5.06%
Risk free rate — 3 year incentive shares	5.06%
Expected stock volatility	15%
Long term incentive equity plans
(i) Nature of share plans
The purpose of the long term incentive plans is to align key executives’ rewards with shareholders’ interests, and reward performance improvement whilst supporting business plans and corporate strategies. These plans are administered through the Telstra Growthshare Trust. The Board determines who is invited to participate in the share plans.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
Long term incentive equity plans
(i) Nature of share plans (continued)
Allocations have been made over a number of years in the form of performance rights, restricted shares and options under our long term incentive plan, and deferred shares under our deferred remuneration plan. Instruments issued represent a right to acquire a share in Telstra. Generally, the performance rights, restricted shares and options may only be exercised to acquire Telstra shares if a performance hurdle is satisfied in the performance period and in the case of options, the exercise price is paid by the executive. Deferred shares may only be exercised when a prescribed period of service has been completed.
Performance rights
We have seven types of performance rights on issue. These are:
•	total shareholder return (TSR) performance rights — are based on Telstra’s total shareholder return;

•	earnings per share (EPS) performance rights — are based on the growth of earnings per share in the year of allocation and two subsequent years;

•	operating expense growth (OEG) performance rights — are based on a reduction in Telstra’s operating expenses;

•	revenue growth (RG) performance rights — are based on increases in Telstra’s revenue;

•	network transformation (NT) performance rights — are based on completion of certain elements in Telstra’s network transformation program;

•	information technology transformation (ITT) performance rights — are based on a reduction in the number of business support systems (BSS) and operational support systems (OSS) systems used by companies in the Telstra Group; and

•	return on investment (ROI) performance rights — are based on an increase in the earnings before interest and tax for Telstra relative to the average investment.
For all types of performance rights, an executive is not entitled to Telstra shares before the performance rights allocated under Telstra Growthshare become vested performance rights and are therefore exercisable. If the performance hurdle is satisfied during the performance period, a specified number of performance rights as determined in accordance with the trust deed and terms of issue, will become vested performance rights. The vested performance rights can then be exercised at any time before the expiry date, otherwise they will lapse. Once the vested performance rights are exercised, Telstra shares will be transferred to the executive. Until this time, the executive cannot use the performance rights (or vested performance rights) to vote or receive dividends.
Telstra shares will be transferred to the executive on exercise of vested performance rights. The executive may exercise the performance rights at a cost of $1 in total for all of the performance rights exercised on a particular day.
Deferred shares
The executives were previously provided part of their annual fixed remuneration in the form of rights to Telstra shares that vest upon completing certain employment requirements. Generally, if an executive continues to be employed by an entity that forms part of the Telstra Group three years after the commencement date of the instrument, the deferred share will become a vested deferred share.
Vested deferred shares must be exercised before the expiry date, otherwise they will lapse. Once exercised, Telstra shares will be transferred to the executive. Until this time, the executive can not use the deferred shares or vested deferred shares to vote or receive dividends. The executive may exercise the deferred shares at a cost of $1 in total for all of the deferred shares exercised on a particular day.
Restricted shares
The executive is not entitled to Telstra shares before the restricted shares allocated under the trust are exercised. If the performance hurdle is satisfied in the performance period, the restricted shares will vest and may be exercised at any time before the expiry date, otherwise they will lapse. Once the restricted shares have vested, they become restricted trust shares, which will generally be held by the trustee for the executive for a certain period. Once converted into restricted trust shares, the executive has an interest in Telstra shares and is entitled to dividends, other distributions, and voting rights.
Restricted trust shares are held by the Trustee until the earlier of:
•	the period determined in accordance with the trust deed;

•	the executive finishes employment with Telstra; or

•	a date nominated by the Board.
The executive may exercise restricted shares at a cost of $1 in total for all of the restricted shares exercised on a particular day.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(i) Nature of the share plans (continued)
Options
An executive is not entitled to Telstra shares before the options allocated under Telstra Growthshare initially vest, and then are exercised. This means that the executive cannot use options to vote or receive dividends. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the expiry date otherwise they will lapse. Details of the performance hurdle for options is detailed below.
Once the options are exercised and the option price paid, Telstra shares will be transferred to the executive.
(ii) Performance hurdles
Performance hurdles for instruments issued in fiscal 2006
TSR performance rights
For allocations of TSR performance rights issued in fiscal 2006, the applicable performance hurdle is based on the market value of Telstra shares and the value of accumulated dividends paid to Telstra shareholders. TSR performance rights vest if Telstra’s total shareholder return exceeds certain targets over the performance period, which is the five years to 30 June 2010. If the total shareholder return is:
•	equal to the minimum target then 50% of the allocation becomes exercisable (except for the CEO, who will receive 75% of the allocated performance rights);

•	between the maximum and minimum targets then the number of exercisable TSR performance rights is scaled proportionately between 50% and 100% (with the exception of the CEO whose number of performance rights is scaled proportionately between 75% and 100%);

•	equal to or greater than the maximum target then 100% of the TSR performance rights will become exercisable; or

•	is less than the minimum target all TSR performance rights will lapse.
OEG, RG, NT and ITT performance rights
For allocations of the OEG, RG, NT and ITT performance rights issued in fiscal 2006, the performance hurdles for the initial performance period are:
•	if the minimum target is achieved in the initial performance period, (1 July 2005 to 30 June 2008) then 50% of the allocation of performance rights will become exercisable (except for the CEO, who will receive 75% of the allocated performance rights);

•	if the result achieved is between the maximum and minimum targets, then the number of exercisable performance rights is scaled proportionately between 50% and 100% (with the exception of the CEO whose number of performance rights is scaled proportionately between 75% and 100%);

•	if the maximum target is achieved then 100% of the performance rights will become exercisable; or

•	if the minimum target is not achieved 25% of the performance rights allocated to the initial performance period will lapse.
Of the performance rights that have not become exercisable in the initial performance period, 75% will be added to the subsequent performance period allocation. The performance targets for the subsequent performance period (1 July 2005 to 30 June 2010) are:
•	if the minimum target is met, 50% of the allocation will become exercisable (except for the CEO, who will receive 75% of the allocated performance rights);

•	if the result achieved is between the maximum and minimum targets, then the number of exercisable performance rights is scaled proportionately between 50% and 100% (with the exception of the CEO whose number of performance rights is scaled proportionately between 75% and 100%); or

•	if the maximum target is achieved then all of the performance rights will become exercisable.
If the minimum target is not met in the subsequent performance period, all performance rights will lapse.
ROI performance rights
For the allocation of ROI performance rights issued in fiscal 2006, if the return on investment is:
•	equal to the minimum target then 50% of the allocation will become exercisable (except for the CEO, who will receive 75% of the allocated performance rights);

•	between the maximum and minimum targets, the number of exercisable ROI performance rights is scaled proportionately between 50% and 100% (with the exception of the CEO whose number of performance rights is scaled proportionately between 75% and 100%);

•	greater than the maximum target then 100% of the ROI performance rights will become exercisable; or

•	is less than the minimum target 25% of the allocated ROI performance rights will lapse.
If the ROI performance rights have not become exercisable in this period, 75% of these performance rights will be added to the allocation of TSR performance rights for measurement against the TSR performance hurdle. If this TSR performance hurdle is not achieved, all ROI performance rights will lapse.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(ii) Performance hurdles (continued)
Performance hurdle for instruments issued between 30 June 2001 and 30 June 2005
EPS performance rights
The number of EPS performance rights that become vested EPS performance rights, and therefore become exercisable, is based on the following:
•	if the cumulative growth in EPS from 1 July 2004 to 30 June 2007 is equal to 15.7% then 50% of the allocation becomes exercisable;

•	if the cumulative growth in EPS is greater than 15.7% and less than 33.1% then the number of exercisable performance rights is scaled proportionately between 50% and 100%;

•	if the cumulative growth in EPS exceeds 33.1% then 100% of the EPS performance rights will become exercisable; or

•	if Telstra does not achieve cumulative growth in EPS of 15.7%, all EPS performance rights will lapse.
TSR performance rights and options
For allocations of TSR performance rights made between 30 June 2001 and 30 June 2005, and options issued during fiscal 2002, the applicable performance hurdle is based on comparing Telstra’s total shareholder return (TSR) with the TSRs of the companies in the S&P/ASX 200 (Industrial) Index (peer group) within the performance period.
The companies in the peer group are anchored at the effective date of allocation, and this same peer group of companies are then tracked during the performance period. At the end of each quarter during the performance period, the 30 day average TSR is calculated for Telstra and the companies in the peer group for each trading day during that quarter.
Both the number of TSR performance rights and the number of options potentially exercisable are based on the following.
If in the first quarter of the performance period, Telstra’s percentile ranking is the 50th percentile or above then:
•	the number of TSR performance rights and options that become exercisable for that quarter is scaled proportionately from the 50th percentile (at which 50% of the allocation becomes exercisable) to the 75th percentile (at which 100% of the allocation becomes exercisable); and

•	in subsequent quarters, the number that become exercisable is based on the same proportionate scale, but is reduced by the number of performance rights or options that have previously become exercisable. The percentile ranking achieved needs to be above that achieved in previous quarters for additional performance rights and options to become exercisable.
If in the first quarter of the performance period, the percentile ranking is less than the 50th percentile then:
•	half of the allocation will lapse; and

•	in subsequent quarters, the remaining 50% of the options or performance rights will become exercisable if the ranking is the 50th percentile or above for that quarter.
If Telstra does not achieve or exceed the 50th percentile ranking in any quarter of the performance period, all TSR performance rights and options will lapse.
Performance hurdle for instruments issued prior to 30 June 2001
For all allocations prior to 30 June 2001, which include restricted shares and options, the applicable performance hurdle was that the average Telstra Accumulation Index must exceed the average S&P/ ASX 200 (Industrial) Index (replacing the superseded All Industrials Accumulation Index) for thirty consecutive days within the performance period. If the performance hurdle is satisfied for these allocations, all of the relevant options or restricted shares would become exercisable (i.e. they do not become exercisable on a proportionate basis).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(ii) Performance hurdles (continued)
The following outlines the targets to be achieved for the fiscal 2006 allocation of performance rights to become exercisable:

	3 Year performance rights		5 Year performance rights
	Initial performance period		Subsequent performance period
	Minimum target	Maximum target	Minimum target	Maximum target

TSR performance rights	N/A	N/A	(a)	(a)

OEG performance rights	2.2% operating expense growth	1.2% operating expense growth	1.1% operating expense growth	0.0% operating expense growth

RG performance rights	2.0% revenue growth	2.5% revenue growth	2.0% revenue growth	2.5%revenue growth

NT performance rights	IP Core and Ethernet complete by 30 June 2008	IP Core and Ethernet complete by 31 December 2007	Multi Service Edge, Soft Switch Platform, Fibre to the Node and Wireless NGN complete by 30 June 2010	Multi Service Edge, Soft Switch Platform, Fibre to the Node and Wireless NGN complete by 31 December 2009

ITT performance rights	350 OSS and BSS systems	250 OSS and BSS systems	250 OSS and BSS systems	200 OSS and BSS systems

ROI performance rights	23.5% return on investment	24.5% return on investment	N/A	N/A

(a)	The applicable performance hurdle is based on the market value of Telstra shares and the value of accumulated dividends paid to Telstra shareholders. This has been set by the Board.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iii) Instruments outstanding at the beginning of fiscal 2006
The following performance rights, deferred shares, restricted shares and options were outstanding at the start of fiscal 2006, but were yet to vest with executives.

	Number of					Exercise date (once
	instruments	Commencement	Performance		Exercise	performance
	outstanding	date	hurdle period		price	hurdle met)
			from	to		anytime before:

Growthshare 2001 — Sept 2000 allocation

Options	2,413,900	8 Sept 2000	8 Sept 2003	8 Sept 2005	$ 6.28	8 Sept 2010
Restricted shares	500,600	8 Sept 2000	8 Sept 2003	8 Sept 2005	$1 per parcel exercised	8 Sept 2005

Growthshare 2001 — March 2001 allocation

Options	150,000	16 March 2001	16 March 2004	16 March 2006	$ 6.55	16 March 2011
Restricted shares	40,000	16 March 2001	16 March 2004	16 March 2006	$1 per parcel exercised	16 March 2006

Growthshare 2002 — Sept 2001 allocation

Options	13,325,153	6 Sept 2001	6 Sept 2004	6 Sept 2006	$ 4.90	6 Sept 2011
TSR Performance rights	1,273,782	6 Sept 2001	6 Sept 2004	6 Sept 2006	$1 per parcel exercised	8 Dec 2006

Growthshare 2002 — March 2002 allocation

Options	1,602,000	14 March 2002	14 March 2005	14 March 2007	$ 5.63	14 March 2012
TSR Performance rights	136,000	14 March 2002	14 March 2005	14 March 2007	$1 per parcel exercised	14 June 2007

Growthshare 2003 — Sept 2002 allocation

Deferred shares	1,774,023	5 Sept 2002	N/A		$1 per parcel exercised	5 Sept 2007
TSR Performance rights	3,687,224	5 Sept 2002	5 Sept 2005	5 Sept 2007	$1 per parcel exercised	5 Dec 2007

Growthshare 2003 — March 2003 allocation

Deferred shares	18,600	7 March 2003	N/A		$1 per parcel exercised	7 March 2008
TSR Performance rights	37,200	7 March 2003	7 March 2006	7 March 2008	$1 per parcel exercised	7 June 2008

Growthshare 2004 — Sept 2003 allocation

Deferred shares	2,025,008	5 Sept 2003	N/A		$1 per parcel exercised	5 Sept 2008
TSR Performance rights	4,099,546	5 Sept 2003	5 Sept 2006	5 Sept 2008	$1 per parcel exercised	5 Dec 2008

Growthshare 2004 — February 2004 allocation

Deferred shares	18,350	20 Feb 2004	N/A		$1 per parcel exercised	20 Feb 2009
TSR Performance rights	36,700	20 Feb 2004	20 Feb 2007	20 Feb 2009	$1 per parcel exercised	20 May 2009

Growthshare 2005 — August 2004 allocation

TSR Performance rights	2,424,714	20 Aug 2004	20 Aug 2007	20 Aug 2009	$1 per parcel exercised	20 Nov 2009
EPS Performance rights	2,424,714	20 Aug 2004	1 July 2004	30 June 2007	$1 per parcel exercised	20 Nov 2009
As deferred shares are allocated as annual fixed remuneration, there is no performance hurdle. Generally, deferred shares will become vested deferred shares after a specified service period.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iv) Instruments granted during the financial year
The following performance rights were granted in February 2006 in relation to the 2005 long term incentive plan:

	TSR	OEG		NT	ITT	ROI
	performance	performance	RG performance	performance	performance	performance
	rights	rights	rights	rights	rights	rights

Number of executives who were allocated performance rights	220	220	220	220	220	220
Effective commencement date of instruments	24 Feb 2006	24 Feb 2006	24 Feb 2006	24 Feb 2006	24 Feb 2006	24 Feb 2006

Performance hurdle period — i.e. over what time period executives have to satisfy the performance hurdle for the instruments to vest	1 July 2005 to 30 June 2010	1 July 2005 to 30 June 2008	1 July 2005 to 30 June 2008	1 July 2005 to 30 June 2008	1 July 2005 to 30 June 2008	1 July 2005 to 30 June 2008

Subsequent performance hurdle period	N/A	1 July 2005 to 30 June 2010	1 July 2005 to 30 June 2010	1 July 2005 to 30 June 2010	1 July 2005 to 30 June 2010	N/A

Number of performance rights issued	571,943	1,143,886	1,143,886	857,914	857,914	1,143,886

Exercise price (once the performance rights become exercisable)	$1 per parcel of instruments exercised	$1 per parcel of instruments exercised	$1 per parcel of instruments exercised	$1 per parcel of instruments exercised	$1 per parcel of instruments exercised	$1 per parcel of instruments exercised

Market price of Telstra shares on commencement date	$3.87	$3.87	$3.87	$3.87	$3.87	$3.87

Fair value (per instrument)	$0.66	$3.18	$3.18	$3.18	$3.18	$3.37

Exercise date (once the instruments become exercisable)	any time before 19 Aug 2012	any time before 19 Aug 2012	any time before 19 Aug 2012	any time before 19 Aug 2012	any time before 19 Aug 2012	any time before 19 Aug 2012

The following performance rights were granted in August 2004:

	TSR performance	EPS performance
	rights	rights

Number of executives who were allocated performance rights	178	178
Effective commencement date of performance rights	20 Aug 2004	20 Aug 2004

Performance hurdle period — i.e. over what time period executives have to satisfy the performance hurdle for the instruments to vest	20 Aug 2007 to 20 Aug 2009	1 Jul 2004 to 30 Jun 2007

Number of performance rights issued	2,473,000	2,473,000

Exercise price (once the instruments become exercisable)	$1 per parcel of instruments exercised	$1 per parcel of instruments exercised

Market price of Telstra shares on commencement date	$4.89	$4.89

Fair value (per instrument)	$2.63	$4.18

Exercise date (once the instruments become exercisable)	any time before 20 Nov 2009	any time before 20 Nov 2009

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iv) Instruments granted during the financial year (continued)
The fair value was calculated using a valuation technique that is consistent with the Black Scholes methodology and utilises Monte Carlo simulations. The following weighted average assumptions were used in determining the valuation:

	Growthshare
	performance rights
	Feb 2006	Aug 2004

Share price	$3.87	$4.89
Risk free rate	5.20%	5.39%
Dividend yield	6.0%	5.5%
Expected stock volatility	19%	13.1%
Expected life — performance rights	date the instruments become exercisable	5.25 years
Expected rate of achievement of TSR performance hurdles	15%	62%

The expected stock volatility is a measure of the amount by which the price is expected to fluctuate during a period. This was based on historical daily and weekly closing share prices.
As the RG, OEG, NTT, IT and ROI performance rights are not based on market conditions, no adjustment for the expected achievement of the performance hurdles was made in the valuation.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(v) Instruments which have been forfeited during the financial year
The following instruments issued to participating employees have been forfeited during the financial year due to cessation of employment:

	Instruments forfeited
	during year ended 30 June
Allocation	2006	2005

Options
September 2000	—	419,447
September 2001	888,153	1,631,444
March 2002	—	80,000

Restricted shares
September 2000	—	86,608

Deferred shares
September 2002	41,292	105,856
March 2003	506	3,500
September 2003	94,713	116,595

TSR Performance rights
September 2001	5,500	158,762
March 2002	—	6,800
September 2002	180,281	223,096
March 2003	1,012	7,000
September 2003	272,118	244,648
August 2004	198,314	48,286
February 2006	4,612	—

EPS Performance rights
August 2004	198,314	48,286

OEG Performance rights
February 2006	9,225	—

RG Performance rights
February 2006	9,225	—

NT Performance rights
February 2006	6,918	—

ITT Performance rights
February 2006	6,918	—

ROI Performance rights
February 2006	9,225	—
(vi) Instruments exercised during the financial year
In fiscal 2006, there were 2,000 (2005: nil) options that were exercised from the September 2001 allocation at the exercise price of $4.90. The total proceeds received on exercise of these options was $9,800 (2005: nil). The share price at the date of the transfers of Telstra shares relating to these options was $4.81 (2005: nil).
There were 1,241,282 (2005: nil) performance rights exercised from the September 2001 allocation. These instruments were exercised at various dates throughout the year. The weighted average share price at the date of the transfers of Telstra shares relating to the exercise of these instruments was $4.69 (2005: nil) based on the closing market price on those dates.
There was also 1,516,003 deferred shares (2005: 49,834) that were exercised from the September 2002 allocation, 2,094 (2005: nil) deferred shares from the March 2003 and 500,054 deferred shares (2005: 27,486) that were exercised from the September 2003 allocation. These instruments were exercised at various dates throughout the year. The weighted average share price at the date of the transfers of Telstra shares relating to the exercise of these instruments was $4.43 (2005: $4.87) based on the closing market price on those dates.
The total proceeds received on exercise of our options, deferred shares and performance rights was $10,027 (2005: $8), which includes $9,800 from the exercise of our September 2001 allocation of options.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(vii) Instruments which have expired during the financial year
The following instruments issued to participating employees have expired due to the performance hurdle not being met:

	Instruments expired
	during year ended 30 June
Allocation	2006	2005

Options
September 1999	—	1,395,000
September 2000	2,413,900	—
March 2001	150,000	—
September 2001	—	16,846,680
March 2002	801,000	—

Restricted shares
September 1999	—	236,500
September 2000	500,600	—
March 2001	40,000	—

TSR Performance rights
September 2001		1,607,066
March 2002	68,000	—
September 2002	1,865,832	—
(viii) Instruments outstanding at the end of fiscal 2006
After movements in our share plans during the financial year, the following instruments remain outstanding as at 30 June 2006:

Number
outstanding
As at 30 June 2006
Growthshare 2002 - Sept 2001 allocation
Options	12,435,000
TSR Performance rights	27,000

Growthshare 2002 - March 2002 allocation
Options	801,000
TSR Performance rights	68,000

Growthshare 2003 - Sept 2002 allocation
Deferred shares	216,728
TSR Performance rights	1,641,111

Growthshare 2003 - March 2003 allocation
Deferred shares	16,000
TSR Performance rights	36,188

Growthshare 2004 - Sept 2003 allocation
Deferred shares	1,430,241
TSR Performance rights	3,827,428

Growthshare 2004 - February 2004 allocation
Deferred shares	18,350
TSR Performance rights	36,700

Growthshare 2005 - August 2004 allocation
TSR Performance Rights	2,226,400
EPS Performance Rights	2,226,400

Growthshare 2006 - February 2006 allocation
TSR Performance Rights	567,331
OEG Performance Rights	1,134,661
RG Performance Rights	1,134,661
NT Performance Rights	850,996
ITT Performance Rights	850,996
ROI Performance Rights	1,134,661
Only the September 2001 allocation of options and TSR performance rights, and the September 2002 allocation of deferred shares have become vested instruments, however, they are yet to be exercised.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(ix) Summary of movements

	Incentive shares (i)		Options		Restricted shares		Deferred shares		Performance rights (ii)
		Weighted		Weighted		Weighted		Weighted		Weighted
		average fair		average fair		average fair		average fair		average fair
	Number	value	Number	value	Number	value	Number	value	Number	value

Equity instruments outstanding as at 30 June 2004	—	—	37,863,624	$1.18	863,708	$4.18	4,139,252	$4.34	11,517,824	$2.98
Granted	—	—	—	—	—	—	—	—	4,946,000	$3.41
Forfeited	—	—	(2,130,891)	$1.22	(86,608)	$3.62	(225,951)	$4.34	(736,878)	$3.04
Exercised	—	—	—	—	—	—	(77,320)	$4.37	—	—
Expired	—	—	(18,241,680)	$1.15	(236,500)	$5.64	—	—	(1,607,066)	$2.86

Equity instruments outstanding as at 30 June 2005	—	—	17,491,053	$1.20	540,600	$3.63	3,835,981	$4.34	14,119,880	$3.14
Granted	1,986,435	$4.77	—	—	—	—	—	—	5,719,429	$2.97
Forfeited	(150,849)	$4.77	(888,153)	$1.13	—	—	(136,511)	$4.32	(901,662)	$3.19
Exercised	—	—	(2,000)	$1.13	—	—	(2,018,151)	$4.38	(1,241,282)	$2.86
Expired	—	—	(3,364,900)	$1.49	(540,600)	$3.63	—	—	(1,933,832)	$2.99

Equity instruments outstanding as at 30 June 2006	1,835,586	$4.77	13,236,000	$1.13	—	—	1,681,319	$4.30	15,762,533	$3.12

Equity instruments exercisable as at 30 June 2006	105,899	$4.77	12,435,000	$1.13	—	—	216,728	$4.41	27,000	$2.86

(i)	The incentive shares exercisable relate to those executives that have been made redundant and are then consequently entitled to the incentive shares.

(ii)	Performance rights include TSR, EPS, OEG, RG, NT, ITT and ROI performance rights.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
Telstra directshare and ownshare
(i) Nature of Telstra directshare and ownshare
Telstra directshare
Non-executive directors are required to sacrifice a minimum of 20% of their fees toward the acquisition of restricted Telstra shares, known as directshares. Shares are acquired by the trustee from time to time and allocated to the participating directors on a 6 monthly basis, on dates determined by the trustee at its discretion. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses and rights issues) until they are transferred at expiration of the restriction period.
The restriction period continues:
•	for five years from the date of allocation of the shares;

•	until the participating director is no longer a director of, or is no longer employed by, a company in the Telstra Group; or

•	until the Board of Telstra determines that an ‘event’ has occurred.
At the end of the restriction period, the directshares will be transferred to the participating director. The participating director is not able to deal in the shares until this transfer has taken place.
The expense associated with shares allocated under this plan is included in the disclosure for directors’ remuneration.
Telstra ownshare
Certain eligible employees may be provided part of their remuneration in Telstra shares. Those employees indicate a preference to be provided Telstra shares as part of their remuneration. Shares are acquired by the trustee from time to time and allocated to these employees at the time their application is accepted. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses or rights issues) until they are transferred at expiration of the restriction period.
The restriction period continues:
•	for three years or five years depending on the elections available to the participant at the time of allocation;

•	until the participant ceases employment with the Telstra Group; or

•	until the Board of Telstra determines that an ‘event’ has occurred.
At the end of the restriction period, the ownshares will be transferred to the participant. The participant is not able to deal in the shares until this transfer has taken place.
(ii) Instruments outstanding at the beginning of fiscal 2006
The following directshares and ownshares were outstanding at the start of fiscal 2006 but were held by the trustee for the benefit of the relevant directors or employees pending expiration of the restriction period:

Number of
instruments
outstanding
Directshares
15 September 2000 allocation	4,364
19 March 2001 allocation	7,439
14 September 2001 allocation	9,463
14 March 2002 allocation	11,857
5 September 2002 allocation	12,937
7 March 2003 allocation	29,922
5 September 2003 allocation	23,132
20 February 2004 allocation	26,369
20 August 2005 allocation	7,567
19 February 2005 allocation	26,013

159,063

Ownshares
15 September 2000 allocation	49,928
14 September 2001 allocation	47,202
5 September 2002 allocation	471,135
28 October 2002 allocation	138,232
5 September 2003 allocation	333,587
31 October 2003 allocation	207,140
20 August 2004 allocation	318,074
29 October 2004 allocation	247,168

1,812,466

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iii) Instruments granted during the financial year
The following directshares were granted in August and February of fiscal 2006 and fiscal 2005:

		Directshare Equity Plan
	Aug 2005	Feb 2006	Aug 2004	Feb 2005

Number of eligible non-executive directors	6	6	8	8
Number of participants in the plan	6	6	8	8
Grant date of shares	19 August 2005	17 February 2006	20 August 2004	19 February 2005

Number of shares allocated	20,699	31,286	7,567	26,013
Fair value of shares allocated	$4.78 pershare	$4.05 pershare	$4.89 pershare	$5.29 pershare
Total fair value of shares allocated	$98,941	$126,708	$37,003	$137,609

The following ownshares were granted in August and October of fiscal 2006 and fiscal 2005:

		Ownshare Equity Plan
	Aug 2005	Oct 2005	Aug 2004	Oct 2004

Number of eligible participants	9,612	17,559	8,975	16,062
Number of participants in the plan	414	151	311	173
Grant date of shares	19 August 2005	28 October 2005	20 August 2004	29 October 2004

Number of shares allocated	506,420	270,415	348,240	250,386
Fair value of shares allocated	$4.78 pershare	$4.18 pershare	$4.89 pershare	$4.67 pershare
Total fair value of shares allocated	$2,420,688	$1,130,335	$1,702,894	$1,169,303

On an allocation of directshares and ownshares, the participants in the plans are not required to make any payment to the Telstra Entity. The August allocation of ownshares relates to employees short term incentive payments and the October allocation relates to shares acquired through salary sacrifice by employees.
The fair value of the instruments issued is determined by the remuneration foregone by the participant. The number of directshares or ownshares allocated is based on the weighted average price of a Telstra share in the week ending on the day before allocation date, in conjunction with the remuneration foregone.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iv) Instruments exercised during the financial year
Directshares and ownshares are not required to be exercised. The fully paid shares held by the Telstra Growthshare Trust relating to these instruments are merely transferred to the participants at the completion of the restriction period.
The following fully paid shares have been distributed from the Telstra Growthshare Trust at various dates throughout fiscal 2006 to directors and executives under the directshare and ownshare plans respectively:

	No. of shares
	distributed	Fair value

Directshares	45,060	$189,415
Ownshares	901,607	$3,763,870

The following fully paid shares relating to the same plans were distributed during fiscal 2005:

	No. of shares
	distributed	Fair value

Directshares	13,644	$68,629
Ownshares	425,950	$2,033,620

The fair value of directshares and ownshares distributed is determined through reference to the closing market price of a Telstra share on the date of transfer.
(v) Instruments outstanding at the end of fiscal 2006

No. of instruments
outstanding as at
Directshares	30 June 2006
14 September 2001 allocation	5,616
14 March 2002 allocation	8,348
5 September 2002 allocation	8,933
7 March 2003 allocation	23,879
5 September 2003 allocation	18,488
20 February 2004 allocation	21,380
20 August 2005 allocation	6,223
19 February 2005 allocation	21,136
19 August 2005 allocation	20,699
17 February 2006 allocation	31,286

165,988

No. of instruments
outstanding as at
Ownshares	30 June 2006
14 September 2001 allocation	32,395
5 September 2003 allocation	293,764
31 October 2003 allocation	165,932
20 August 2004 allocation	282,031
29 October 2004 allocation	194,084
19 August 2005 allocation	474,237
28 October 2005 allocation	245,251

1,687,694

Sign-on bonus shares
Certain eligible employees may be provided sign-on bonus shares upon commencing employment at Telstra. These shares are held in trust, although the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses or rights issues) until they are transferred at expiration of the restriction period.
The restriction period continues:
•	until a date determined by the chief executive officer; or

•	until the Board of Telstra determines that an ‘event’ has occurred.
At the end of the restriction period, the sign-on bonus shares will be transferred to the participating employee. The employee is not able to deal in the shares until this transfer has taken place.
There were 67,694 (2005: nil) sign-on bonus shares issued in fiscal 2006 to one employee (2005: nil) on 30 March 2006. The fair value of the shares allocated was $3.69 with a total fair value allocated of $249,791. These shares were still outstanding at 30 June 2006.
The fair value of the sign-on bonus shares is based on the weighted average price of a Telstra share in the week ending on the day before allocation date.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation
Our key management personnel (KMP) have authority and responsibility for planning, directing and controlling the activities of the Telstra Group. Our KMP consist of:
•	the directors’ of the Telstra Entity; and

•	certain executives in the Chief Executive Officer’s (CEO’s) senior leadership team, referred to as a ‘senior executive’ in this report.
Directors
During fiscal 2006 and fiscal 2005, the directors’ of the Telstra Entity were:

Name	Position
Current directors
Donald G McGauchie	Chairman, Non Executive Director, appointed Chairman 20 July 2004
Solomon D Trujillo	Chief Executive Officer and Executive Director, appointed 1 July 2005
Belinda J Hutchinson	Non Executive Director,
Catherine B Livingstone	Non Executive Director,
Charles Macek	Non Executive Director,
John W Stocker	Non Executive Director,
Peter Willcox	Non Executive Director, appointed 17 May 2006
John Zeglis	Non Executive Director, appointed 17 May 2006

Former directors
John T Ralph	Deputy Chairman, Non Executive Director, retired 11 August 2005
Zygmunt E Switkowski	Chief Executive Officer and Executive Director, resigned 1 July 2005
Samuel H Chisholm	Non Executive Director, resigned 28 October 2004
Anthony J Clark	Non Executive Director, retired 11 August 2005
John E Fletcher	Non Executive Director, resigned 30 June 2006
Senior executives
On 1 July 2005, Mr Solomon Trujillo was appointed CEO and Executive Director. Subsequent to Mr Trujillo’s appointment, we reassessed our KMP in light of the new organisational structure. The senior executives that qualified as KMP for the current year were:

Name	Position
Fiscal 2006 senior
executives
Bruce Akhurst	Chief Executive Officer, Sensis
Kate McKenzie	Group Managing Director, Telstra Wholesale, appointed 16 January 2006
David Moffatt	Group Managing Director, Telstra Consumer Marketing and Channels
Deena Shiff	Group Managing Director, Telstra Business, appointed 30 January 2006; previously Group Managing Director
Telstra Wholesale from 1 January 2005 to 30 January 2006
John Stanhope	Chief Financial Officer and Group Managing Director, Finance and Administration
David Thodey	Group Managing Director, Telstra Enterprise and Government
Gregory Winn	Group Managing Director, Telstra Operations, appointed 11 August 2005

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
Senior executives (continued)
During fiscal 2005, the senior executives that formed part of our KMP were:

Name	Position
Fiscal 2005 senior executives
Bruce Akhurst	Chief Executive Officer, Sensis, appointed 1 January 2005; previously Group General Council and Group
Managing Director, Telstra Wholesale, Telstra Broadband and Media until 31 December 2004
Douglas Campbell	Group Managing Director, Telstra Country Wide, retired 31 December 2005
David Moffatt	Group Managing Director, Telstra Consumer and Marketing
Ted Pretty	Group Managing Director, Telstra Technology, Innovation and Products, ceased 19 August 2005
Michael Rocca	Group Managing Director, Infrastructure Services
Bill Scales	Group Managing Director, Regulatory, Corporate and Human Relations, retired 12 August 2005
Deena Shiff	Group Managing Director, Telstra Wholesale appointed 1 January 2005
John Stanhope	Chief Financial Officer and Group Managing Director, Finance and Administration
David Thodey	Group Managing Director, Telstra Enterprise and Government
Certain senior executives classified as KMP in the prior year have either resigned, retired or are no longer considered KMP for the purposes of the applicable accounting standard in fiscal 2006.
KMP aggregate compensation
During fiscal 2006 and fiscal 2005, the aggregate compensation provided to our KMP was:

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Short term employee benefits	21,841,244	16,183,799	21,841,244	16,183,799
Post employment benefits	2,029,681	1,468,559	2,029,681	1,468,559
Other long term benefits	245,279	272,833	245,279	272,833
Termination benefits	4,027,495	—	4,027,495	—
Equity settled share based payments	4,907,315	9,249,062	4,907,315	9,249,062

	33,051,014	27,174,253	33,051,014	27,174,253

The compensation for each individual KMP with additional details regarding the category of compensation is provided on the following pages.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
KMP individual compensation
During fiscal 2006, the compensation provided to each individual KMP was:

	Short term employee benefits				Post employment		Other	Termin-	Equity settled share based payments				Total
	Salary &	Short term	Non-		Superan-	Retirement	long term	ation	Short term		Deferred	Other
Year ended	fees	incentives	monetary	Other	nuation	benefits	benefits	benefits	incentives	Directshare	shares	equity
30 June 2006	$	$	$	$	$	$	$	$	$	$	$	$	$

Directors
D McGauchie	312,236	—	3,078	—	12,158	60,094	—	—	—	81,099	—	—	468,665
J Ralph (a) (e)	17,474	—	380	—	—	—	—	462,548	—	—	—	—	480,402
S Trujillo (b) (c)	2,987,861	2,581,200	—	1,745,011	1,012,139	—	75,000	—	—	—	—	309,305	8,710,516
Z Switkowski (a) (d)	5,451	—	35	—	281	—	—	3,151,526	—	—	491,049	4,516	3,652,858
A Clark (a) (e)	9,015	—	458	—	970	—	—	278,846	—	—	—	—	289,289
J Fletcher (a) (e)	94,209	—	2,775	—	8,056	—	—	134,575	—	26,422	—	—	266,037
B Hutchinson	100,611	—	2,288	—	18,551	11,943	—	—	—	29,740	—	—	163,133
C Livingstone	113,063	—	2,288	—	10,998	11,849	—	—	—	31,015	—	—	169,213
C Macek	123,032	—	2,748	—	11,227	12,099	—	—	—	33,565	—	—	182,671
J Stocker	110,817	—	2,288	—	39,006	13,026	—	—	—	37,390	—	—	202,527
P Willcox (b)	11,872	—	—	—	1,069	—	—	—	—	3,235	—	—	16,176
J Zeglis (b)	12,941	—	—	—	—	—	—	—	—	3,235	—	—	16,176

	3,898,582	2,581,200	16,338	1,745,011	1,114,455	109,011	75,000	4,027,495	—	245,701	491,049	313,821	14,617,663

Senior executives
B Akhurst	984,974	1,519,035	11,740	—	188,026	—	29,325	—	276,443	—	115,592	650,036	3,775,171
K McKenzie (b)	223,280	180,950	—	—	20,787	—	6,026	—	22,067	—	—	30,871	483,981
D Moffatt	876,970	1,019,991	18,138	—	316,030	—	29,825	—	131,095	—	129,101	779,461	3,300,611
D Shiff	645,857	768,951	6,062	—	116,643	—	20,000	—	155,829	—	37,438	214,391	1,965,171
J Stanhope	919,499	655,412	9,668	—	101,001	—	25,825	—	126,792	—	76,968	335,804	2,250,969
D Thodey	1,031,086	926,798	8,248	—	52,914	—	27,100	—	108,869	—	105,198	560,789	2,821,002
G Winn (b) (f)	1,280,944	1,408,918	1,685	1,101,907	10,814	—	32,178	—	—	—	—	—	3,836,446

	5,962,610	6,480,055	55,541	1,101,907	806,215	—	170,279	—	821,095	—	464,297	2,571,352	18,433,351

	9,861,192	9,061,255	71,879	2,846,918	1,920,670	109,011	245,279	4,027,495	821,095	245,701	955,346	2,885,173	33,051,014

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
KMP individual compensation (continued)
(a) These personnel retired or resigned from their position during fiscal 2006. After the date of retirement or resignation, these personnel were not considered to be KMP. As a result, the disclosed compensation includes only compensation during their period of services as a KMP.
(b) These personnel were appointed to the position during fiscal 2006. Prior to the date of appointment, these personnel were not considered to be KMP. As a result, the disclosed compensation includes only compensation from the date of appointment.
(c) On commencement of employment, Mr Trujillo received a one-off sign-on bonus of $1,000,000. This bonus was subsequently transferred to superannuation during fiscal 2006.
In addition, Mr Trujillo received a sign-on incentive in the amount of 50% of his maximum potential benefit under the short term incentive plan ($1,500,000), which has been included in short term incentives. The amount of the sign-on incentive was deducted from his potential short term incentive for the first year of employment.
Other compensation for Mr Trujillo relates to compensation provided for tax equalisation, travel, accommodation and certain relocation costs.
(d) Dr Switkowski ceased employment with the Company effective 1 July 2005. As a result, Dr Switkowski’s compensation includes one day of benefits, together with his termination benefits and equity settled share based payments.
Termination benefits relate to entitlements under Dr Switkowski’s employment contract, equal to 12 months fixed remuneration, in addition to accrued annual leave and long service leave entitlements. Fixed remuneration comprises salary, superannuation and the value of salary sacrificed items.
Other equity compensation represents one day of expense for various instruments, including options, performance rights and restricted shares. These instruments are subject to performance hurdles and may become exercisable in future reporting periods. Refer note 33 for further details on Dr. Switkowski’s holdings of equity instruments upon leaving the Company.
Upon ceasing employment, the deferred shares previously allocated to Dr Switkowski vested and became immediately exercisable. As such, the unamortised amount of compensation was immediately recognised.
(e) Termination benefits paid during fiscal 2006 are to directors that resigned or retired during the year. Termination benefits represent the payment of retirement benefits that accumulated during the period of employment.
(f) Other compensation for Mr Winn comprises a one-off sign-on bonus of $500,000 and compensation provided for tax equalisation, travel, accommodation and certain relocation costs.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
KMP individual compensation (continued)
During fiscal 2005, the compensation provided to each individual KMP was:

	Short term employee benefits				Post employment		Other long	Equity settled share based payments			Total
	Salary &	Short term	Non-		Superan-	Retirement	term		Deferred	Other
Year ended	fees	incentives	monetary	Other	nuation	benefits	benefits	Directshare	shares	equity
30 June 2005	$	$	$	$	$	$	$	$	$	$	$

Directors
D McGauchie	225,503	—	2,317	2,837	11,484	195,396	—	60,054	—	—	497,591
J Ralph	142,957	—	2,253	—	—	79,940	—	19,305	—	—	244,455
Z Switkowski	1,830,900	1,961,000	24,357	—	101,850	—	52,300	—	725,912	2,045,313	6,741,632
S Chisholm (a)	—	—	—	—	—	—	—	—	—	—	—
A Clark	75,706	—	2,753	—	8,493	48,811	—	13,114	—	—	148,877
J Fletcher	43,795	—	3,015	—	6,705	35,603	—	40,000	—	—	129,118
B Hutchinson	70,065	—	2,253	—	6,692	32,004	—	19,189	—	—	130,203
C Livingstone	77,764	—	2,253	—	8,537	46,216	—	21,575	—	—	156,345
C Macek	79,584	—	2,057	—	8,717	40,160	—	22,075	—	—	152,593
J Stocker	71,975	—	2,253	—	6,478	73,130	—	52,173	—	—	206,009

	2,618,249	1,961,000	43,511	2,837	158,956	551,260	52,300	247,485	725,912	2,045,313	8,406,823

Senior executives
B Akhurst	927,664	523,600	11,893	—	177,086	—	29,325	—	196,141	732,594	2,598,303
D Campbell	941,394	310,600	10,149	—	88,356	—	26,825	—	196,141	732,354	2,305,819
D Moffatt (c)	1,133,165	248,300	18,781	400,000	11,585	—	29,825	—	220,968	801,183	2,863,807
T Pretty (c)	1,120,581	540,500	22,370	260,000	24,169	—	29,825	—	224,936	789,217	3,011,598
M Rocca	735,791	416,600	9,817	—	140,459	—	23,375	—	145,754	401,479	1,873,275
B Scales	681,167	428,700	9,635	—	117,583	—	21,625	—	121,946	326,788	1,707,444
D Shiff (b)	277,321	295,150	1,326	—	47,680	—	8,058	—	30,641	102,562	762,738
J Stanhope	800,685	240,150	11,398	—	99,065	—	24,575	—	105,628	365,338	1,646,839
D Thodey	966,890	206,200	8,375	—	52,360	—	27,100	—	176,235	560,447	1,997,607

	7,584,658	3,209,800	103,744	660,000	758,343	—	220,533	—	1,418,390	4,811,962	18,767,430

	10,202,907	5,170,800	147,255	662,837	917,299	551,260	272,833	247,485	2,144,302	6,857,275	27,174,253

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
KMP individual compensation (continued)
(a) During fiscal 2005, Mr Chisholm declined to receive fees for his Board duties to Telstra. Mr Chisholm resigned during fiscal 2005.
(b) Ms Shiff was appointed to the position of Group Managing Director during fiscal 2005. Prior to the date of appointment, Ms Shiff was not considered to be a KMP. As a result, the disclosed compensation includes only compensation from the date of appointment.
(c) Relates to annual contract payments made to certain executives for continued service with Telstra or as part of their employment contract. These payments were determined at the executives’ initial entry into their contract for employment with the Company.
Principles of compensation
Our directors are remunerated in accordance with the constitution, which provides for the aggregate limit for directors’ fees to be set and varied only by approval of a resolution at the annual general meeting of shareholders. Our constitution provides that the allocation of fees to directors within the pool limit shall be determined by the Board.
In order to maintain the directors independence and impartiality, the compensation of the non-executive directors is not linked to the performance of the Company, except through their participation in Directshares. Our directors must sacrifice at least 20% of their fees into Telstra shares to align their interests with those of our shareholders, refer to note 31 for further details on Directshares.
The Telstra Entity has a Remuneration Committee, which is a committee of Board members responsible for reviewing and recommending to the Board the compensation arrangements for the CEO and executives, which includes the senior executives defined as KMP.
Our compensation structure includes both fixed remuneration and performance incentives designed to complement each other and support the execution of our business strategy in both the short and long term. Fixed compensation comprised salary, superannuation and the value of salary sacrificed items.
We reward our senior executives for performance through a combination of short term incentives (STI) and long term incentives (LTI). The STI rewards the CEO and executives for meeting or exceeding specific key annual business and individual performance measures. Measures and targeted achievement levels are reviewed each year to reflect changes in the business priorities for the forthcoming year.
The STI in relation to fiscal 2006 will be delivered in cash. The STI in relation to fiscal 2005 was allocated half in cash and half in rights to Telstra shares, called ‘incentive shares’. The cash portion of the fiscal 2005 STI was included in short term employee benefits during fiscal 2005 and the incentive shares component was included in equity settled share based payments during fiscal 2006 to represent when the instruments were granted.
The incentive shares vest equally over a period of one, two and three years on the anniversary of their allocation date, subject to the executives’ continued employment with any entity that forms part of the Telstra Group. The first third granted will vest on 19 August 2006.
In fiscal 2005, Mr Scales and Dr Switkowski were the only senior executives that received their STI in cash, as they ceased employment with the Company prior to the allocation of the equity component.
The LTI is intended to support our business strategy by aligning executive compensation with key performance measures and targets that support our transformation. On an annual basis, we invite selected executives who contribute significantly to sustained improvement in shareholder value to participate in an equity based LTI plan, administered through Growthshare. LTI equity instruments issued through the trust can only be exercised to obtain normal ordinary shares between certain time periods and if specific long term Company performance hurdles have been achieved.
During fiscal 2006 and fiscal 2005, our executives received performance rights which will vest in future reporting periods depending upon the company’s achievement of the relevant performance measures. The performance rights have been recorded in other equity in the KMP individual compensation tables.
During fiscal 2005, our deferred share program was discontinued. As the deferred shares will continue to vest over the relevant performance periods, a portion of the value of the deferred shares will continue to be allocated to the executive’s compensation until all deferred shares have vested or lapsed. This treatment is consistent with our other equity plans which have been discontinued, such as our option plan and restricted share plan. The deferred shares have been recorded as deferred remuneration in the KMP individual compensation tables.
For further details of our LTI plans, including detailed explanation of performance hurdles and allocations, refer to note 31.
We recognise an expense for all share-based compensation determined with reference to the fair value at grant date of the equity instruments issued. The fair value is reflected in the KMP’s compensation over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. Refer to note 2.25 for details on our accounting policy for equity settled share based payments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
Individual contracts for services
There are no individual contracts for service with our non-executive directors other than retirement benefits classified as post employment benefits. Only directors appointed prior to 30 June 2002 are eligible to receive retirement benefits upon leaving office.
Our individual senior executives are employed under contracts without a fixed duration, except Mr Winn who was appointed on a two year fixed duration contract. Where both parties mutually agree, Mr Winn’s contract can be extended for a further one year.
Where Telstra terminates an executives’ employment prior to the expiration of their employment contract for reasons other than for misconduct, the senior executive is entitled to between 1 and 6 months notice depending on their respective contract conditions. Alternatively, the individual is entitled to payment in lieu of notice and between 6 and 12 months pay depending on their respective contract conditions. Both elements are calculated on fixed remuneration at the time of termination.
We have included detailed disclosures in relation to the principles of compensation and individual contracts for services in the Remuneration Report, which forms part of the Directors’ Report for the year ended 30 June 2006. In accordance with the Corporations Amendment Regulations 2006 (No. 4), 2001, please refer to the Remuneration Report for detailed commentary.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures
Transactions involving our controlled entities
Our transactions with our controlled entities recorded in the income statement and balance sheet are as follows:

			Telstra Group		Telstra Entity
			Year ended/As at		Year ended/As at
			30 June		30 June
			2006	2005	2006	2005
	Note		$m	$m	$m	$m

Income from controlled entities:
Sale of goods and services (a)			—	—	1,092	1,072
Finance income (a)			—	—	3	5
Dividend revenue (b)	6		—	—	560	223

Expenses to controlled entities:
Purchase of goods and services (a)			—	—	399	362
Finance costs (a)			—	—	20	19

Impairment of receivables:
Impairment in amounts owed by controlled entities (c)	7	(a)	—	—	382	475
Reversal of impairment in amounts owed by controlled entities (c)	7	(a)	—	—	—	(15)

Total amounts receivable at 30 June from:
Current
Controlled entities (a)(d)	11		—	—	2,267	2,194
Allowance for amounts owed by controlled entities (c)	11		—	—	(1,851)	(1,469)

			—	—	416	725

Non current
Controlled entities (a)	11		—	—	60	56

Total amounts payable at 30 June to:
Current
Controlled entities — payables (a)(d)	17		—	—	197	5
Controlled entities — loans (e)	18		—	—	1,408	2,400

			—	—	1,605	2,405

(a) The Telstra Entity sold and purchased goods and services and received and paid interest to its controlled entities. These transactions are in the ordinary course of business and are on normal commercial terms and conditions.
The Telstra Entity and certain Australian controlled entities have entered into a deed of cross guarantee. Under this deed, each company (except Telstra Finance Limited) guarantees the payment in full of the debts of the other named companies in the event of their winding up. Refer to note 29 for further details regarding our closed group.
Details of our individual significant transactions involving our controlled entities during fiscal 2006 are detailed as follows:
•	the Telstra Entity received procurement fees from its controlled entity Sensis Pty Ltd for the use of Yellow Pages® and White Pages® trademarks amounting to $647 million (2005: $628 million). As at 30 June 2006, the Telstra Entity recorded revenue received in advance amounting to $332 million (2005: $344 million) for the use of these trademarks;

•	the Telstra Entity paid management fees to its controlled entity Sensis Pty Ltd amounting to $218 million (2005: $211 million) for undertaking agency and contract management services for the national directory service; and

•	the Telstra Entity received income from its controlled entity Telstra Multimedia Pty Ltd amounting to $292 million (2005: $284 million) for access to ducts that store the national hybrid fibre coaxial (HFC) cable network.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
Transactions involving our controlled entities (continued)
(b) The Telstra Entity recorded dividend revenue during fiscal 2006 from the following controlled entities:
•	Network Design and Construction Limited of $200 million (2005: $nil); and

•	Telstra International Limited of $360 million (2005: $nil).
During fiscal 2005, the Telstra Entity recognised tax consolidation distributions from certain wholly owned Australian entities amounting to $223 million in relation to tax losses incurred by these entities that were able to be utilised by the Telstra Entity. This was on the basis that no tax funding arrangement was in place between the entities within the tax consolidated group. Refer to note 9 for further details on tax consolidation.
(c) The profit before income tax expense of the Telstra Entity included an impairment loss of $382 million (2005: $475 million) relating to a movement in allowance for amounts owed by a controlled entity. Refer to note 25 for further details regarding impairment.
(d) The Telstra Entity and its Australian controlled entities have formed a tax consolidated group, which is treated as a single entity for income tax purposes.
During fiscal 2006, the entities within the tax consolidated group entered into a tax funding arrangement. The amounts receivable or amounts payable to the Telstra Entity under this arrangements are due in the next financial year upon final settlement of the current tax payable for the tax consolidated group. During fiscal 2005, no tax funding arrangement was in place and as a result, these funding amounts were recorded in our investment in controlled entities. Refer to note 9 for further details on tax consolidation.
(e) The Telstra Entity operates a current account with some of its Australian controlled entities, being an internal group bank account used to settle transactions with its controlled entities or between two controlled entities. Cash deposit balances in the current account owed to our controlled entities are recorded as loans. All loan balances with our controlled entities are unsecured, with settlement required in cash. Refer to note 18 for further discussion on our borrowings.
Transactions involving our parent entity
The Commonwealth of Australia is the ultimate parent and controlling entity of the Telstra Group. Telstra Corporation Limited is the parent entity in the Telstra Group comprising the Telstra Entity and its controlled entities.
We supply telecommunications services to, and acquire other services from, the Commonwealth of Australia, its Departments of State, trading and other agencies. These transactions are made within normal customer/supplier relationships on terms and conditions no more favourable than those available to other customers or suppliers. There are no exclusive rights to supply any of these services.
Services provided to any one governmental department or agency or the combination of all of these services in total, do not represent a significant component of our operating revenues. For these reasons, the financial report does not disclose transactions relating to the purchase and sale of goods and services from or to the Commonwealth of Australia, its Departments of State, trading and other agencies.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
Transactions involving our jointly controlled and associated entities
Our transactions with our jointly controlled and associated entities recorded in the income statement and balance sheet are as follows:

			Telstra Group		Telstra Entity
			Year ended/As at		Year ended/As at
			30 June		30 June
			2006	2005	2006	2005
	Note		$m	$m	$m	$m

Income from jointly controlled and associated entities:
Sale of goods and services (a)			177	165	83	97
Finance income (a)			—	—	—	18
Dividend revenue	6		—	—	—	1

Expenses to jointly controlled and associated entities:
Purchase of goods and services (a)			510	533	245	277

Impairment of receivables:
Impairment in amounts owed by jointly controlled entities	7	(a)	2	5	—	—

Total amounts receivable at 30 June from:
Current
Jointly controlled and associated entities — trade debtors (a)			32	16	22	12

Non current
Jointly controlled and associated entities — loans (b)	11		229	242	210	204
Allowance for amounts owed by jointly controlled and associated entities (b)	11		(215)	(210)	(210)	(204)

			14	32	—	—

Total amounts payable at 30 June to:
Current
Jointly controlled and associated entities — payables (a)			62	21	59	13

(a)	We sold and purchased goods and services, and received interest from our jointly controlled and associated entities. These transactions are in the ordinary course of business and are on normal commercial terms and conditions.
Details of our individual significant transactions involving our jointly controlled and associated entities during fiscal 2006 are detailed as follows:
•	we purchased pay television services amounting to $250 million (2005: $218 million) from our jointly controlled entity FOXTEL. The purchases were to enable the resale of FOXTEL services, including pay television content, to our existing customers as part of our ongoing product bundling initiatives. In addition, we made sales for our cost recoveries from FOXTEL of $77 million (2005: $55 million); and

•	purchases were made by the Telstra Group of $198 million (2005: $226 million) and Telstra Entity of $192 million (2005: $192 million) from our jointly controlled entity Reach Ltd (Reach) in line with market prices. These were for both the purchase of, and entitlement to, capacity and connectivity services. Sales were made for international inbound call termination services, construction and consultancy by the Telstra Group of $61 million (2005: $71 million) and the Telstra Entity of $52 million (2005: $62 million) to Reach.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
Transactions involving our jointly controlled and associated entities (continued)
(b) Loans provided to jointly controlled and associated entities relates mainly to loans provided to Reach Ltd (Reach) of $210 million (2005: $204 million) and the 3GIS Partnership (3GIS) of $14 million (2005: $32 million).
Previously, the Telstra Entity and co-shareholder PCCW Limited (PCCW) bought out a loan facility owed to a banking syndicate by Reach Finance Ltd, a controlled entity of our 50% jointly controlled entity Reach. Our share of the acquisition cost of the loan was US$155.5 million, which was recognised as a receivable at the date of the transaction. During fiscal 2005, we restructured our arrangements with Reach. As a result, the terms of maturity were altered such that the facility is now an interest free loan and repayable on or after 31 December 2010 upon the giving of 6 months notice by both PCCW and us. We have provided for the non-recoverability of the loan as we do not consider that Reach is in a position to be able to repay the loan amount in the medium term.
During fiscal 2005, we formed the jointly controlled entity 3GIS, together with Hutchison 3G Australia Pty Ltd (H3GA), to jointly own and operate H3GA’s existing 3G radio access network and fund future network development. We provided interest free funding to 3GIS for operational expenditure purposes. As a result, we have recognised our share of the loan outstanding by 3GIS amounting to $14 million (2005: $32 million).
Transactions involving other related entities
Post-employment benefits
As at 30 June 2006, Telstra Super owned 12,881,343 (2005: 13,280,885) shares in Telstra Corporation Limited at a cost of $56 million (2005: $67 million) and a market value of $47 million (2005: $67 million). In fiscal 2006, we paid dividends to Telstra Super of $4 million (2005: $5 million). We own 100% of the equity of Telstra Super Pty Ltd, the trustee for Telstra Super.
Telstra Super also holds bonds issued by Telstra Corporation Limited. As at 30 June 2006, Telstra Super holds bonds with a cost of $9 million (2005: $13 million) and a market value of $9 million (2005: $12 million).
All purchases and sales of Telstra shares and bonds by Telstra Super are determined by the trustee and/or its investment managers on behalf of the members of Telstra Super.
Key management personnel (KMP)
Our KMP consists of the Telstra Entity non executive directors and certain senior executives who form part of the chief executive officer’s senior leadership team. Our KMP have authority and responsibility for planning, directing and controlling the activities of the Telstra Group.
Compensation to our KMP
The compensation of each individual director and senior executive defined as a KMP including our compensation policy are discussed in note 32.
Other transactions with our KMP and their related entities
Our KMP have telecommunications services transactions with the Telstra Group, which are not significant and are both trivial and domestic in nature. The KMP related entities also have telecommunications services with us on normal commercial terms and conditions.
Our KMP are provided with telecommunications and other services and equipment to assist them in performing their duties. From time to time, we also make products and services available to our KMP without charge to enable them to familiarise themselves with our products, services and recent technological developments. To the extent it is considered that this provides a benefit to a KMP, it is included in their compensation. Refer note 32 for compensation details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in shares of Telstra Entity
During fiscal 2006, our KMP and their related entities held share capital of the Telstra Entity directly, indirectly or beneficially as follows:

	Total shares held		Equity	Shares acquired	Total shares held
	at	Directshare	instruments	or disposed of by	at	Shares that are
	30 June 2005	allocation (a)	exercised	other means	30 June 2006 (b)	held nominally
	Number	Number	Number	Number	Number	Number

Directors
Donald G McGauchie	41,445	16,196	—	—	57,641	55,775
John T Ralph (b)	105,641	—	—	—	105,641	104,641
Solomon D Trujillo	—	—	—	—	—	—
Zygmunt E Switkowski (b)	155,810	—	—	—	155,810	109,010
Anthony J Clark (b)	83,026	—	—	—	83,026	73,026
John E Fletcher (b)	52,934	9,870	—	—	62,804	61,567
Belinda J Hutchinson	67,107	5,870	—	1,801	74,778	35,866
Catherine B Livingstone	39,734	6,104	—	10,000	55,838	44,201
Charles Macek	44,005	6,571	—	—	50,576	50,576
John W Stocker	109,657	7,374	—	—	117,031	114,078
Peter Willcox	10,000	—	—	—	10,000	10,000
John Zeglis	—	—	—	—	—	—

	709,359	51,985	—	11,801	773,145	658,740

Senior executives
Bruce Akhurst	62,491	—	125,900	(150,532)	37,859	32,979
Kate McKenzie	—	—	—	—	—	—
David Moffatt	3,700	—	147,300	—	151,000	3,100
Deena Shiff	14,480	—	36,800	(36,800)	14,480	8,800
John Stanhope	10,940	—	46,800	3,441	61,181	3,960
David Thodey	18,262	—	51,000	(5,000)	64,262	800
Gregory Winn	—	—	—	—	—	—

	109,873	—	407,800	(188,891)	328,782	49,639

	819,232	51,985	407,800	(177,090)	1,101,927	708,379

Total shareholdings include shares held by our KMP and their related entities. Unless related to our employee share plans, shares acquired or disposed by our KMP during fiscal 2006 were on an arm’s length basis at market price.

(a)	Shares provided to directors under directshare are subject to a restriction period. The participating directors are not able to deal in the shares until the end of the restriction period, refer to note 31 for further details.

(b)	During fiscal 2006, certain directors resigned or retired from office. For these KMP, the number of shares represent those held at the date of leaving office.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in shares of Telstra Entity (continued)
During fiscal 2005, our KMP and their related entities held share capital of the Telstra Entity directly, indirectly or beneficially as follows:

			Shares acquired or
	Total shares held	Directshare	disposed of by other	Total shares held	Shares that are held
	at 30 June 2004	allocation (a)	means	at 30 June 2005	nominally
	Number	Number	Number	Number	Number

Directors
Donald G McGauchie	34,328	7,117	—	41,445	41,445
John T Ralph	101,943	3,698	—	105,641	104,641
Zygmunt E Switkowski	155,810	—	—	155,810	109,010
Anthony J Clark	89,196	2,523	(8,693)	83,026	73,026
John E Fletcher	48,060	4,874	—	52,934	52,934
Belinda J Hutchinson	64,948	2,159	—	67,107	29,996
Catherine B Livingstone	37,191	2,543	—	39,734	29,334
Charles Macek	41,462	2,543	—	44,005	44,005
John W Stocker	101,534	8,123	—	109,657	108,857

	674,472	33,580	(8,693)	699,359	593,248

Senior executives
Bruce Akhurst	62,491	—	—	62,491	54,711
Douglas Campbell	37,200	—	—	37,200	27,500
David Moffatt	3,700	—	—	3,700	3,100
Ted Pretty	2,400	—	—	2,400	2,400
Michael Rocca	12,000	—	—	12,000	—
Bill Scales	9,916	—	—	9,916	1,400
Deena Shiff	14,480	—	—	14,480	8,800
John Stanhope	10,940	—	—	10,940	3,960
David Thodey	18,262	—	—	18,262	5,800

	171,389	—	—	171,389	107,671

	845,861	33,580	(8,693)	870,748	700,919

Total shareholdings include shares held by the KMP and their related entities. Unless related to our employee share plans, shares acquired or disposed by our KMP during fiscal 2005 were on an arm’s length basis at market price.

(a)	Shares provided to directors under directshare are subject to a restriction period. The participating directors are not able to deal in the shares until the end of the restriction period, refer to note 31 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in equity instruments of Telstra Entity
The following details the balances and changes in instruments issued for our KMP and their related entities during fiscal 2006.

						Vested and
	Total held	Granted	Exercised		Total held	exercisable
	at 30 June	during the	during the	Other	at 30 June	at 30 June	Vested during
Instrument type	2005	year	year	changes (a)	2006 (b)	2006	the year
director/senior executive	Number	Number	Number	Number	Number	Number	Number

Performance rights
Solomon D Trujillo	—	836,821	—	—	836,821	—	—
Bruce Akhurst	473,600	147,240	(59,000)	(66,900)	494,940	—	—
Kate McKenzie	36,000	55,576	—	—	91,576	—	—
David Moffatt	521,600	149,750	(71,000)	(76,300)	524,050	—	—
Deena Shiff	151,600	100,420	(17,000)	(19,800)	215,220	—	—
John Stanhope	290,000	129,666	(23,000)	(23,800)	372,866	—	—
David Thodey	427,200	136,068	(51,000)	(59,000)	453,268	—	—
Restricted shares
Bruce Akhurst	39,000	—	—	(39,000)	—	—	—
David Moffatt	40,000	—	—	(40,000)	—	—	—
Deena Shiff	5,000	—	—	(5,000)	—	—	—
John Stanhope	14,000	—	—	(14,000)	—	—	—
Options
Bruce Akhurst	805,000	—	—	(188,000)	617,000	617,000	—
David Moffatt	890,000	—	—	(150,000)	740,000	740,000	—
Deena Shiff	202,200	—	—	(24,200)	178,000	178,000	—
John Stanhope	310,000	—	—	(69,000)	241,000	241,000	—
David Thodey	534,000	—	—	—	534,000	534,000	—
Incentive shares
Bruce Akhurst	—	109,540	—	11,427	120,967	—	—
Kate McKenzie	—	17,119	—	1,786	18,905	—	—
David Moffatt	—	51,946	—	5,419	57,365	—	—
Deena Shiff	—	61,747	—	6,441	68,188	—	—
John Stanhope	—	50,241	—	5,241	55,482	—	—
David Thodey	—	43,139	—	4,500	47,639	—	—
Deferred shares
Bruce Akhurst	135,300	—	(66,900)	—	68,400	—	66,900
David Moffatt	152,400	—	(76,300)	—	76,100	—	76,300
Deena Shiff	42,300	—	(19,800)	—	22,500	—	19,800
John Stanhope	73,200	—	(23,800)	—	49,400	—	23,800
David Thodey	121,600	—	—	—	121,600	59,000	59,000
TESOP97
Bruce Akhurst	2,500	—	—	—	2,500	—	—
John Stanhope	2,500	—	—	—	2,500	—	—
TESOP99
Bruce Akhurst	400	—	—	—	400	—	—
Deena Shiff	400	—	—	—	400	—	—
John Stanhope	400	—	—	—	400	—	—

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in equity instruments of Telstra Entity (continued)

(a) During fiscal 2006, other changes for our performance rights, restricted shares and options are a result of instruments expiring due to the specified performance hurdles not being achieved.
     Other changes for incentive shares relate to additional incentive shares provided to our senior executives. Any dividends paid by the Company prior to the exercise of their incentives shares will increase the number of Telstra shares allocated to the senior executive when the vested incentive shares are exercised.
(b) For those KMP that have resigned or retired during fiscal 2006, the number of equity instruments represent those instruments held at the date of leaving office.
Equity instruments held by the former chief executive officer
Dr Switkowski ceased employment with the Company effective 1 July 2005. The number of equity instruments held by Dr Switkowski at the date of leaving office were:

Holding as at 1 July
2005
Number

Performance rights	1,643,600
Restricted shares	96,000
Options	1,810,000
Deferred shares	500,700
TESOP97	2,500
TESOP99	400
Upon ceasing employment, the deferred shares allocated to Dr Switkowski vested and became immediately exercisable, and as such were included in fiscal 2006 compensation. In addition, the TESOP97 shares were exercised during fiscal 2006.
Other equity instruments held by Dr Switkowski were not exercised. These equity instruments are subject to performance hurdles and may become exercisable during future reporting periods.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in equity instruments of Telstra Entity (continued)
The following table details the balances and changes in equity instruments issued under our employee share plans for our KMP and their related entities during fiscal 2005.

					Vested and
	Total held	Granted during	Other	Total held	exercisable at	Vested during
Instrument type	at 30 June 2004	the year	changes (a)	at 30 June 2005	30 June 2005	the year
director/senior executive	Number	Number	Number	Number	Number	Number

Performance rights
Zygmunt E Switkowski	1,259,400	513,200	(129,000)	1,643,600	129,000	129,000
Bruce Akhurst	388,600	144,000	(59,000)	473,600	59,000	59,000
Douglas Campbell	388,600	131,600	(59,000)	461,200	59,000	59,000
David Moffatt	446,200	146,400	(71,000)	521,600	71,000	71,000
Ted Pretty	446,200	146,400	—	592,600	—	—
Michael Rocca	251,200	115,000	(25,000)	341,200	25,000	25,000
Bill Scales	210,400	106,400	(21,000)	295,800	21,000	21,000
Deena Shiff	118,600	50,000	(17,000)	151,600	17,000	17,000
John Stanhope	192,400	120,600	(23,000)	290,000	23,000	23,000
David Thodey	345,200	133,000	(51,000)	427,200	51,000	51,000
Restricted shares
Zygmunt E Switkowski	146,000	—	(50,000)	96,000	—	—
Bruce Akhurst	60,000	—	(21,000)	39,000	—	—
Douglas Campbell	68,000	—	(26,000)	42,000	—	—
David Moffatt	40,000	—	—	40,000	—	—
Ted Pretty	21,000	—	(21,000)	—	—	—
Michael Rocca	22,000	—	(9,000)	13,000	—	—
Bill Scales	5,000	—	—	5,000	—	—
Deena Shiff	5,000	—	—	5,000	—	—
John Stanhope	25,000	—	(11,000)	14,000	—	—
Options
Zygmunt E Switkowski	3,456,000	—	(1,646,000)	1,810,000	1,346,000	1,346,000
Bruce Akhurst	1,542,000	—	(737,000)	805,000	617,000	617,000
Douglas Campbell	1,597,000	—	(777,000)	820,000	617,000	617,000
David Moffatt	1,630,000	—	(740,000)	890,000	740,000	740,000
Ted Pretty	1,722,000	—	(120,000)	1,602,000	—	—
Michael Rocca	640,000	—	(315,000)	325,000	262,000	262,000
Bill Scales	465,000	—	(220,000)	245,000	220,000	220,000
Deena Shiff	380,200	—	(178,000)	202,200	178,000	178,000
John Stanhope	616,000	—	(306,000)	310,000	241,000	241,000
David Thodey	1,068,000	—	(534,000)	534,000	534,000	534,000
Deferred Shares
Zygmunt E Switkowski	500,700	—	—	500,700	—	—
Bruce Akhurst	135,300	—	—	135,300	—	—
Douglas Campbell	135,300	—	—	135,300	—	—
David Moffatt	152,400	—	—	152,400	—	—
Ted Petty	155,100	—	—	155,100	—	—
Michael Rocca	100,600	—	—	100,600	—	—
Bill Scales	84,200	—	—	84,200	—	—
Deena Shiff	42,300	—	—	42,300	—	—
John Stanhope	73,200	—	—	73,200	—	—
David Thodey	121,600	—	—	121,600	—	—

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in equity instruments issued from Growthshare (continued)
The following table details the balances and changes in equity instruments issued from Growthshare for our KMP and their related entities during fiscal 2005 (continued)

					Vested and
	Total held	Granted during	Other	Total held	exercisable at	Vested during
Instrument type	at 30 June 2004	the year	changes (a)	at 30 June 2005	30 June 2005	the year
director/senior executive	Number	Number	Number	Number	Number	Number

TESOP97
Zygmunt E Switkowski	2,500	—	—	2,500	—	—
Bruce Akhurst	2,500	—	—	2,500	—	—
Douglas Campbell	2,500	—	—	2,500	—	—
Michael Rocca	2,500	—	—	2,500	—	—
John Stanhope	2,500	—	—	2,500	—	—
TESOP99
Zygmunt E Switkowski	400	—	—	400	—	—
Bruce Akhurst	400	—	—	400	—	—
Douglas Campbell	400	—	—	400	—	—
Deena Shiff	400	—	—	400	—	—
John Stanhope	400	—	—	400	—	—

(a)	Other changes have arisen in fiscal 2005 as a result of instruments lapsing due to the specified performance hurdles not being achieved.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
34. Events after balance date
We are not aware of any matter or circumstance that has occurred since 30 June 2006 that, in our opinion, has significantly affected or may significantly affect in future years:
•	our operations;

•	the results of those operations; or

•	the state of our affairs;
other than:
Dividend declaration
On 10 August 2006, the directors of Telstra Corporation Limited declared a fully franked final dividend of 14 cents per ordinary share. The record date for the final dividend will be 25 August 2006 with payment being made on 22 September 2006. Shares will trade excluding the entitlement to the dividend on 21 August 2006.
A provision for dividend payable has been raised as at the date of declaration, amounting to $1,739 million. The final dividend will be fully franked at a tax rate of 30%. The financial effect of the dividend declaration was not brought to account as at 30 June 2006.
There are no income tax consequences for the Telstra Group and Telstra Entity resulting from the declaration and payment of the final ordinary dividend, except for $745 million franking debits arising from the payment of this dividend that will be adjusted in our franking account balance.
FOXTEL loan facility
On 31 July 2006, our 50% owned pay television joint venture FOXTEL entered into a new $600 million syndicated secured term loan facility to fund the refinancing of previous loan facilities (including the $550 million syndicated facility), and to enable it to meet future cash flow and expenditure requirements.
The equity contribution deed (ECD) entered into by us and FOXTEL’s other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited has been terminated.
Under this arrangement, recourse to our controlled entity Telstra Media Pty Ltd, as a FOXTEL partner, is limited to the assets of the FOXTEL Partnerships.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management
Financial risk factors
We undertake transactions in a range of financial instruments including:
•	cash assets;
•	receivables;
•	payables;
•	deposits;
•	bills of exchange and commercial paper;
•	listed investments and investments in other corporations;
•	various forms of borrowings, including medium term notes, commercial paper, bank loans and private placements; and
•	derivatives.
Our activities result in exposure to a number of financial risks, including market risk (interest rate risk, foreign currency risk and other price risk), credit risk, operational risk and liquidity risk.
Our overall risk management program seeks to mitigate these risks and reduce volatility on our financial performance. Risk management is carried out centrally by our Treasury department, which is part of our Finance and Administration business unit, under policies approved by the Board of Directors. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.
We enter into derivative transactions in accordance with Board approved policies to manage our exposure to market risks and volatility of financial outcomes that arise as part of our normal business operations. These derivative instruments create an obligation or right that effectively transfers one or more of the risks associated with an underlying financial instrument, asset or obligation. Derivative instruments that we use to hedge risks such as interest rate and foreign currency movements include:
•	cross currency swaps;
•	interest rate swaps; and
•	forward foreign currency contracts.
We do not speculatively trade in derivative instruments. Our derivative transactions are entered into to hedge the risks relating to underlying physical positions arising from our business activities.
Comparatives
We have elected to apply the exemption available under AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1) to apply AASB132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” from 1 July 2005. Accordingly, we have changed our accounting policies for financial instruments from 1 July 2005. We have elected to early adopt AASB 7: “Financial Instruments: Disclosures” from 1 July 2005. AASB 7 supersedes the disclosure requirements, but not the presentation requirements of AASB 132. The early adoption of AASB 7 did not require comparative information for fiscal 2005 to be restated and disclosed.
Risks and mitigation
The risks associated with our main financial instruments and our policies for minimising these risks are detailed below.
(a) Market risk
Market risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market prices. Components of market risk to which we are exposed are discussed below.
(i) Interest rate risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates.
Interest rate risk arises from interest bearing financial assets and liabilities that we use. Non-derivative interest-bearing assets are predominantly short term liquid assets. Our interest rate liability risk arises primarily from long term foreign debt issued at fixed rates which exposes us to fair value interest rate risk. Our borrowings which have a variable interest rate attached give rise to cash flow interest rate risk.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(a) Market risk (continued)
(i) Interest rate risk (continued)
Our debt is sourced from a number of financial markets covering domestic and offshore, short term and long term funding. The majority of our debt consists of foreign currency denominated borrowings. We manage our debt in accordance with targeted currency, interest rate, liquidity, and debt portfolio maturity profiles. Specifically, we manage interest rate risk on our net debt portfolio by:
•	controlling the proportion of fixed to variable rate positions in accordance with target levels;
•	ensuring access to diverse sources of funding;
•	reducing risks of refinancing by establishing and managing in accordance with target maturity profiles; and
•	undertaking hedging activities through the use of derivative instruments.
We manage the interest rate exposure on our net debt portfolio to adjust the ratio of fixed interest debt to variable interest debt to our target rates, as required by our debt management policy. Where the actual interest rate profile on the physical debt profile differs substantially from our desired target, we use derivatives, principally interest rate swaps, to adjust towards the target net debt profile. Under the interest rate swaps we agree with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts.
We hedge interest rate and currency risk on most of our foreign currency borrowings by entering into cross currency principal swaps and interest rate swaps when required, which have the economic effect of converting foreign currency borrowings to Australian dollar borrowings.
The ‘Derivative financial instruments and hedging activities’ contained in this note provides further information.
The exposure to interest rate changes and the contractual repricing timeframes at 30 June 2006 on our floating rate financial instruments, which do not have offsetting risk positions, are shown in Table A below. These instruments also include cross currency swaps used to hedge our net foreign investments.

	Contractual repricing dates
	Notional / Principal
Table A	amounts
	6 months or less
	Telstra	Telstra
	Group	Entity
	As at 30 June	As at 30 June
	2006	2006
	$m	$m
Floating rate instruments
Financial assets
Cash at bank	181	32
Bills of exchange and commercial paper	451	387
Cross currency swaps	511	511

Financial liabilities
Bills of exchange and commercial paper	1,457	1,457
Interest rate swaps	450	450
Cross currency swaps	5,246	5,246
Bank loans	111	110

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(a) Market risk (continued)
(i) Interest rate risk (continued)
Interest rates on our fixed and floating rate financial instruments which do not have offsetting risk positions are shown in Table B below. Foreign interest rate positions on our foreign cross currency and foreign interest rate swaps and on the majority of our foreign borrowings are fully offset, resulting in a nil net foreign interest position.
Accordingly, apart from some foreign borrowings and cross currency swaps which are used to hedge our net foreign investments, only the Australian interest rate positions are included in the table below.

Table B		Telstra Group			Telstra Entity
		As at 30 June 2006			As at 30 June 2006
			Interest rate range			Interest rate range
		Average			Average
		rate (a)	From	To	rate (a)	From	To
	Note	%	%	%	%	%	%

Australian dollar interest rates
Fixed rate instruments
Financial liabilities
Interest rate swaps		6.47	5.60	7.66	6.47	5.60	7.66
Cross currency swaps		6.69	6.25	7.05	6.69	6.25	7.05
Telstra bonds		7.21	6.48	12.60	7.21	6.48	12.60
Finance lease liabilities		9.33	7.56	10.50	7.56	7.56	7.56
Deferred cash settlements		12.40	12.00	12.90	—	—	—
Floating rate instruments
Financial assets
Cash and cash equivalents		5.87	5.75	5.93	5.87	5.75	5.93
Cross currency swaps		5.89	5.89	5.89	5.89	5.89	5.89
Financial liabilities
Bills of exchange and commercial paper		5.68	5.65	5.73	5.68	5.65	5.73
Interest rate swaps		6.21	5.34	7.71	6.21	5.34	7.71
Cross currency swaps		6.67	5.88	7.49	6.67	5.88	7.49
Bank loans		5.82	5.80	5.85	5.82	5.80	5.85
Foreign currency interest rates
Fixed rate instruments
Financial liabilities
Other loans (c)		7.11	7.03	7.19	7.11	7.03	7.19
Floating rate instruments
Financial liabilities
Bills of exchange and commercial paper (c)		7.48	7.44	7.54	7.48	7.44	7.54
Cross currency swaps — Hong Kong dollar (c)		4.61	4.60	4.62	4.61	4.60	4.62
Financial assets
Cash at bank		5.00	0.16	7.25	—	—	—

(a) The average rate is calculated as the weighted average (based on principal/notional value) effective interest rate.
(b) The effective yield (effective interest rate) on our net debt at 30 June 2006 was 6.85% for the Telstra Group and 6.51% for the Telstra Entity.
(c) Used to hedged our net foreign investments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(a) Market risk (continued)
(i) Interest rate risk (continued)
Sensitivity analysis
Table C shows the effect on profit and equity after tax as at 30 June 2006 if interest rates at that date had been 10 per cent higher or lower with all other variables held constant, taking into account all underlying exposures and related hedges. Concurrent movements in interest rates and parallel shifts in the yield curves is assumed.
Also included in Table C is the effect on finance costs on our floating rate instruments if interest rates had been 10 per cent higher or lower during the year.
A sensitivity of 10 per cent has been selected as this is considered reasonable given the current level of both short term and long term Australian dollar interest rates. A 10 per cent sensitivity would move short term interest rates from around 6.25% to 6.875% representing a 62.5 basis points shift. This would represent two to three rate increases which is reasonably possible in the current environment with the bias coming from the Reserve Bank of Australia and confirmed by market expectations that interest rates in Australia are more likely to move up than down in the coming period.
It should be noted that the results reflect the net impact on a hedged basis which will be primarily reflecting the Australian dollar floating or Australian dollar fixed position from the cross currency and interest rate swap hedges and therefore it is the movement in the Australian dollar interest rates which is the important assumption in this sensitivity analysis.
The impact of the sensitivity analysis on finance costs is due to two factors, the impact on interest expense being incurred on our net floating rate Australian dollar positions during the year and the ineffectiveness resulting from the change in fair value of both our derivatives and borrowings which are designated in a fair value hedge. These two factors offset each other as the ineffective component results in a gain and the increase in finance costs results in an increase in expense. The net impact on net profit is relatively small reflecting the hedge strategy adopted by Telstra in terms of repricing risk.

Table C	Telstra Group			Telstra Entity
	As at 30 June 2006			As at 30 June 2006
			Equity (Cash			Equity (Cash
			flow hedging		Profit before	flow hedging
	Finance costs	Net profit	reserve)	Finance costs	income tax	reserve
	$m	$m	$m	$m	$m	$m

If interest rates were 10 per cent higher with all other variables held constant — increase/(decrease)	8	(8)	29	8	(8)	29
If interest rates were 10 per cent lower with all other variables held constant — increase/(decrease)	(8)	8	(29)	(8)	8	(29)
(ii) Foreign currency risk
Foreign currency risk refers to the risk that the value of a financial commitment, recognised asset or liability will fluctuate due to changes in foreign currency rates. Our foreign currency exchange risk arises primarily from:
•	borrowings denominated in foreign currencies;
•	firm commitments or highly probable forecast transactions for receipts and payments settled in foreign currencies or with prices dependent on foreign currencies; and
•	net investments in foreign operations.
We are exposed to foreign exchange risk from various currency exposures, primarily with respect to:
•	United States dollars;
•	British pounds sterling;
•	New Zealand dollars;
•	Euro;
•	Swiss francs;
•	Hong Kong dollars;
•	Japanese yen;
•	Swedish krona; and
•	Singapore dollar.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(a) Market risk (continued)
(ii) Foreign currency risk (continued)
Our economic foreign currency risk is assessed for each individual currency and for each hedge type, calculated by aggregating the net exposure for that currency for that hedge type.
We minimise our exposure to foreign currency risk by initially seeking contracts effectively denominated in Australian dollars where possible and economically favourable to do so. Where this is not possible we manage our exposure as follows.
Foreign exchange risk that arises from firm commitments or highly probable transactions are managed principally through the use of forward foreign currency derivatives. We hedge a proportion of these transactions (such as international telecommunications traffic transactions settled in foreign currencies) in each currency in accordance with our risk management policy.
Cash flow foreign currency risk arises primarily from foreign currency overseas borrowings. We hedge this risk on the major part of our foreign currency denominated borrowings by effectively converting them to Australian dollar borrowings by entering into cross currency swaps at inception to maturity. A relatively small proportion of our foreign currency borrowings are not swapped into Australian dollars where they are used as hedges for foreign exchange exposure such as translation foreign exchange risk from our offshore business investments.
Foreign currency risk also arises on translation of the net assets of our non-Australian controlled entities which have a different functional currency. The foreign currency gains or losses arising from this risk are recorded through the foreign currency translation reserve. We manage this translation foreign exchange risk with forward foreign currency contracts, cross currency swaps and/or borrowings denominated in the currency of the entity concerned.
Where a subsidiary hedges foreign exchange transactions it designates hedging instruments with the Treasury department as fair value hedges or cash flow hedges as appropriate. External foreign exchange contracts are designated at the group level as hedges of foreign exchange risk on specific assets, liabilities or future transactions.
Also refer to ‘Derivative financial instruments and hedging activities’ contained in this note.
Sensitivity analysis
The following Table D shows the effect on profit and equity after tax as at 30 June 2006 from a 10 percent adverse/favourable movement in exchange rates at that date on a total portfolio basis with all other variables held constant, taking into account all underlying exposures and related hedges.
Adverse versus favourable movements are determined relative to the underlying exposure. An adverse movement in exchange rates implies an increase in our foreign currency risk exposure and a worsening of our financial position. A favourable movement in exchange rates implies a reduction in our foreign currency risk exposure and an improvement of our financial position.
A sensitivity of 10 per cent has been selected as this is considered reasonable given the current level of exchange rates and the volatility observed both on an historical basis and market expectations for future movement. Looking at the Australian dollar exchange rate against the United States dollar, the year end rate of 0.74235 would generate a 10 per cent adverse position of 0.6681 and a favourable position of 0.8166. This range is considered reasonable given the historic ranges that have been observed, for example over the last five years, the Australian dollar exchange rate against the US dollar has traded in the range 0.7985 to 0.4848.
Our foreign currency risk exposure from recognised assets and liabilities arises primarily from our long term borrowings denominated in foreign currencies. There is no significant impact on profit from foreign currency movements associated with these borrowings as they are effectively hedged.
The net gain in the cash flow hedge reserve reflects the result of exchange rate movements on the derivatives held in our cash flow hedges which will be released to the income statement in the future as the underlying hedged items affect profit.
For the Telstra Group, our foreign currency translation risk associated with our foreign investments results in some volatility to the foreign currency translation reserve. The impact on the foreign currency translation reserve relates to the hedging of our net investments in New Zealand dollars and Hong Kong dollars where the notional amount hedged equates to approximately 40%. The net loss of $211 million in the foreign currency translation reserve takes into account the related hedges and represents the impact of the unhedged portion. For the Telstra Entity there is a gain of $78 million resulting from the hedging instruments used to hedge our net foreign investments. This amount is transferred to the foreign currency translation reserve in the Telstra Group.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Sensitivity analysis

Table D	Telstra Group		Telstra Entity
	As at 30 June 2006		As at 30 June 2006
	Equity			Equity
	(foreign	Equity		(foreign	Equity
	currency	(cash flow		currency	(cash flow
	translation	hedging		translation	hedging
	reserve)	reserve)	Net profit	reserve)	reserve)
	$m	$ m	$m	$ m	$m

If there was a 10% adverse movement in exchange rates with all other variables held constant — increase/(decrease)	(211)	43	78	—	41
If there was a 10% favourable movement in exchange rates with all other variables held constant — increase/(decrease)	211	(43)	(78)	—	(41)
(b) Credit risk
Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and cause us to make a financial loss. We have exposure to credit risk on all financial assets included in our balance sheet. To help manage this risk:
•	we have a policy for establishing credit limits for the entities we deal with;
•	we may require collateral where appropriate; and
•	we manage exposure to individual entities we either transact with or enter into derivative contracts with (through a system of credit limits).
The major concentrations of credit risk for the Telstra Group and the Telstra Entity arise from our transactions in money market instruments, forward foreign currency contracts, cross currency and interest rate swaps. For credit purposes, there is only a credit risk where the contracting entity is liable to pay us in the event of a closeout. We have policies that limit the amount of credit exposure to any financial institution. Derivative counterparties and cash transactions are limited to financial institutions that meet minimum credit rating criteria in accordance with our policy requirements.
One of the methods that we use to manage the risk relating to these instruments is to monitor our exposure by country of financial institution. When reviewing concentrations of risk, we adjust for the period to maturity of relevant instruments in our portfolio to accurately consider our exposure at a point in time. On this basis, our credit risk exposure on financial assets outstanding at balance date (which includes a time based volatility allowance (VAR)) by country of financial institution is included in Table E below.

Table E	Telstra Group		Telstra Entity
	Credit risk concentrations (VAR based)
	As at 30 June 2006		As at 30 June 2006
	%	$m	%	$m

Australia	34.6	1,983	35.1	1,983
United States	32.5	1,858	32.9	1,858
Japan	3.9	223	3.9	223
Europe	14.1	807	14.3	807
United Kingdom	4.0	229	4.1	229
Canada	2.3	133	2.4	133
Switzerland	7.1	409	7.2	409
Hong Kong	1.0	59	—	—
New Zealand	0.5	26	0.1	9

	100.0	5,727	100.0	5,651

Our maximum exposure to credit risk based on the recorded amounts of our financial assets reported at 30 June 2006, net of any applicable provisions for loss, amounts to $4,889 million for the Telstra Group and $4,357 million for the Telstra Entity. For the Telstra Group this comprises current financial assets of $4,411 million (Telstra Entity: $3,839 million) and non current financial assets of $478 million (Telstra Entity: $518 million). Details of our financial assets are shown in Table G. Where entities have a right of set-off and intend to settle on a net basis under master netting arrangements, this set-off has been recognised in the financial statements on a net basis.
We do not have any other significant operating exposure to any individual contracting entity.
We may also be subject to credit risk for transactions which are not included in the balance sheet, such as when we provide a guarantee for another party. Details of our contingent liabilities and contingent assets are available at note 27.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(c) Liquidity risk
Liquidity risk includes the risk that, as a result of our operational liquidity requirements:
•	we will not have sufficient funds to settle a transaction on the due date;
•	we will be forced to sell financial assets at a value which is less than what they are worth; or
•	we may be unable to settle or recover a financial asset at all.
To help reduce these risks we:
•	have a liquidity policy which targets a minimum and average level of cash and cash equivalents to be maintained;
•	have readily accessible standby facilities and other funding arrangements in place;
•	generally use instruments that are tradeable in highly liquid markets; and
•	have a liquidity portfolio structure that requires surplus funds to be invested within various bands of liquid instruments ranging from ultra liquid, highly liquid and liquid instruments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(c) Liquidity risk (continued)
The contractual maturity of our fixed and floating rate financial liabilities and derivatives at 30 June 2006 are shown in Table F below.

Table F	Telstra Group				Telstra Entity
	As at 30 June 2006				As at 30 June 2006
	Contractual maturity				Contractual maturity
	(nominal cash flows)				(nominal cash flows)
	Less than	1 to 2	2 to 5	over	Less than	1 to 2	2 to 5	over 5
	1 year	years	years	5 years	1 year	years	years	years
	$m	$m	$m	$m	$m	$m	$m	$m
Derivative financial assets and liabilities
Derivative financial liabilities
Interest rate swaps — pay fixed (i)	(17)	(15)	(16)	(16)	(17)	(15)	(16)	(16)
Interest rate swaps — pay variable (i)	2	(1)	(7)	(7)	2	(1)	(7)	(7)
Cross currency swaps — AUD leg (fixed) (ii)	(18)	(18)	(54)	(316)	(18)	(18)	(54)	(316)
Cross currency swaps — AUD leg (variable) (ii)	(837)	(1,648)	(3,716)	(3,153)	(837)	(1,648)	(3,716)	(3,153)
Forward foreign currency contracts (ii)	(779)	—	—	—	(779)	—	—	—
Derivative financial assets
Interest rate swaps — receive fixed (i)	61	39	97	56	61	39	97	56
Interest rate swaps — receive variable (i)	1	2	7	—	1	2	7	—
Cross currency swaps — foreign leg (fixed) (ii)	53	1,072	69	166	53	1,072	69	166
Cross currency swaps — foreign leg (variable) (ii)	647	359	3,351	2,724	647	359	3,351	2,724
Forward foreign currency contracts (ii)	773	—	—	—	773	—	—	—
Non-derivative financial liabilities
Telstra bonds	(184)	(184)	(1,428)	(2,014)	(184)	(184)	(1,428)	(2,014)
Bank loans	(111)	—	—	—	(110)	—	—	—
Other loans	(866)	(1,813)	(4,656)	(4,553)	(866)	(1,813)	(4,656)	(4,553)
Finance lease liabilities	(13)	(12)	(23)	(52)	(7)	(6)	(10)	—
Bills of exchange and commercial paper	(1,490)	—	—	—	(1,490)	—	—	—
Deferred cash settlements	(123)	(10)	(29)	(283)	—	—	—	—
Non-derivative financial assets
Bills of exchange and commercial paper	451	—	—	—	387	—	—	—

(i) net amounts for interest rate swaps for which net cash flows are exchanged.
(ii) contractual amounts to be exchanged representing gross cash flows to be exchanged.
(iii) for floating rate instruments, the amount disclosed is determined by reference to the interest rate at the last re-pricing date.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Net fair value of our financial assets and financial liabilities
The carrying amounts and fair value of our financial assets and financial liabilities is shown in Table G below:

Table G	Telstra Group		Telstra Entity
	As at 30 June 2006		As at 30 June 2006
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	$m	$m	$m	$m

Financial assets — current
Cash at bank and on hand	238	238	87	87
Bills of exchange and commercial paper	451	451	387	387
Trade debtors	2,421	2,421	1,771	1,771
Accrued revenue	1,027	1,027	971	971
Amounts owed by controlled entities	—	—	416	416
Other receivables	253	253	186	186
Cross currency swap hedge receivable	20	20	20	20
Forward contract asset	1	1	1	1

	4,411	4,411	3,839	3,839

Financial assets — non current
Amounts owed by jointly controlled and associated entities	14	14	—	—
Amounts owed by controlled entities	—	—	60	60
Other receivables	73	73	67	67
Cross currency swap hedge receivable	222	222	222	222
Interest rate swap asset	169	169	169	169

	478	478	518	518

	4,889	4,889	4,357	4,357

Financial liabilities — current
Trade creditors	738	738	586	586
Accrued interest and other accrued expenses	2,440	2,440	2,111	2,111
Other creditors	269	269	171	171
Amounts owed to controlled entities	—	—	197	197
Deferred cash settlements	123	123	—	—
Loans from wholly owned controlled entities	—	—	1,408	1,408
Bills of exchange and commercial paper	1,457	1,481	1,457	1,481
Bank loans	111	111	110	110
Other loans	394	396	394	396
Finance leases	7	7	5	5
Cross currency swap hedge payable	6	6	6	6
Forward contract liability	6	6	6	6

	5,551	5,577	6,451	6,477

Financial liabilities — non current
Other creditors	70	70	65	65
Deferred cash settlements	127	127	—	—
Telstra bonds	2,613	2,658	2,613	2,658
Other loans	8,748	9,336	8,748	9,273
Finance leases	48	48	15	15
Cross currency hedge payable	612	612	612	612
Interest rate swap payable	156	156	156	156

	12,374	13,007	12,209	12,779

	17,925	18,584	18,660	19,256

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Net fair value of our financial assets and financial liabilities (continued)
(i) Unless there is evidence to suggest otherwise, financial assets and financial liabilities with a short term to maturity are considered to approximate net fair value.
(ii) The reported balance of our borrowings and derivative instruments excludes accrued interest which is recorded in current ‘trade and other receivables’ and current ‘trade and other payables’ in the balance sheet.
(iii) Derivative financial assets and derivative financial liabilities are carried at fair value. Fair value is based on the present value of the estimated future cash flows using an appropriate market based yield curve (also refer to note 2.27).
(iv) The fair value of the Telstra bonds is calculated as the present value of the estimated future cash flows using an appropriate market based yield curve (refer also to note 2.27). The carrying value of Telstra bonds is at amortised cost.
(v) Other loans comprise predominantly foreign denominated debt. The difference between the fair value and carrying value arises from the mixed measurement bases where only part of the foreign currency borrowing portfolio is carried at fair value with the remaining part at amortised cost. Fair value is based on the present value of the estimated future cash flows using an appropriate market based yield curve (also refer to note 2.27).
The carrying amount of other loans are denominated in the following currencies:

Table H	Telstra Group	Telstra Entity
	Carrying value
	As at	As at
	30 June 2006	30 June 2006
	$m	$m
Australian dollar	245	245
Euro	6,336	6,336
United States dollar	1,028	1,028
United Kingdom pound	487	487
Japanese yen	472	472
New Zealand dollar	164	164
Swiss francs	326	326
Singapore dollar	84	84

	9,142	9,142

(vi) During the year we incurred impairment losses on our financial assets of $163 million for the Telstra Group and $520 million for the Telstra Entity. For the Telstra Group impairment losses comprised $161 million on trade and other receivables and $2 million on amounts owed by associated entities. For the Telstra Entity impairment losses comprised $138 million on trade and other receivables and $382 million on amounts owed by controlled entities.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities
We hold a number of different financial instruments to hedge risks relating to underlying transactions. Our major exposure to interest rate risk and foreign currency risk arises from our long term borrowings. Details of our hedging activities are provided below.
We designate certain derivatives as either:
•	hedges of the fair value of recognised liabilities (fair value hedges);
•	hedges of foreign currency risk associated with recognised liabilities or highly probable forecast transactions (cash flow hedges); or
•	hedges of a net investment in a foreign operation (net investment hedge).
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.
The terms and conditions in relation to our derivative instruments are similar to the terms and conditions of the underlying hedged items. During the year we discontinued hedge accounting for our British pound borrowing in a fair value hedge. There was no material impact on our income statement. All other hedging relationships were effective at the reporting date.
For further details reference should be made to note 2.26.
(a) Fair value hedges
During the period we held cross currency principal and interest rate swaps to mitigate our exposure to changes in the fair value of foreign denominated debt from fluctuations in foreign currency and interest rates. The hedged items designated were a portion of our foreign currency denominated borrowings. The changes in the fair values of the hedged items resulting from movements in exchange rates and interest rates are offset against the changes in the value of the cross currency and interest rate swaps. The objective of this hedging is to convert foreign currency borrowings to floating Australian dollar borrowings.
Gains or losses from remeasuring the fair value of the hedge instrument are recognised within ‘finance costs’ in the income statement, together with gains and losses in relation to the hedged item where those gains or losses relate to the hedged risks. This net result largely represents ineffectiveness attributable to movements in Telstra’s borrowing margins. The remeasurement of the hedged items resulted in a loss before tax of $3 million (Telstra Entity: $3 million) and the changes in the fair value of the hedging instruments resulted in a gain before tax of $29 million (Telstra Entity: $29 million) resulting in a net gain before tax of $26 million (Telstra Entity: $26 million) recorded in ‘finance costs’ in the 2006 financial year.
The effectiveness of the hedging relationship is tested prospectively and retrospectively by means of statistical methods using a regression analysis. Regression analysis is used to analyse the relationship between the derivative instruments (the dependent variable) and the underlying borrowings (the independent variable). The primary objective is to determine if changes to the hedged item and derivative are highly correlated and, thus, supportive of the assertion that there will be a high degree of offset in fair values achieved by the hedge.
Refer to Table J and Table K for the value of our derivatives designated as fair value hedges at 30 June 2006.
(b) Cash flow hedges
Cash flow hedges are used to hedge exposures relating to our borrowings and our ongoing business activities, where we have highly probable purchase or settlement commitments in foreign currencies.
During the year, we entered into cross currency and interest rate swaps as cash flow hedges of future payments denominated in foreign currency resulting from our long-term overseas borrowings. The hedged items designated were a portion of the outflows associated with these foreign denominated borrowings. The objective of this hedging is to hedge foreign currency risks arising from spot rate changes and thereby mitigate the risk of payment fluctuations as a result of exchange rate movements.
We also entered into forward foreign currency contracts as cash flow hedges to hedge forecast transactions denominated in foreign currency which hedge foreign currency risk arising from spot rate changes. The hedged items comprised highly probable forecast foreign currency payments for operating and capital items.
The effectiveness of the hedging relationship relating to our borrowings is calculated prospectively and retrospectively by means of statistical methods using a regression analysis. The actual derivative instruments in a cash flow hedge are regressed against the hypothetical derivative. The primary objective is to determine if changes to the hedged item and derivative are highly correlated and, thus, supportive of the assertion that there will be a high degree of offset in cash flows achieved by the hedge.
The effectiveness of our hedges relating to highly probable transactions is assessed prospectively based on matching of critical terms. As both the nominal volumes and currencies of the hedged item and the hedging instrument are identical, a highly effective hedging relationship is expected. An effectiveness test is carried out retrospectively using the cumulative dollar-offset method. For this, the changes in the fair values of the hedging instrument and the hedged item attributable to exchange rate changes are calculated and a ratio is created. If this ratio is between 80 and 125 per cent, the hedge is effective.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities (continued)
(b) Cash flow hedges (continued)
The effective portion of gains or losses on remeasuring the fair value of the hedge instrument are recognised directly in equity in the cash flow hedging reserve until such time as the hedged item affects profit or loss, then the gains or losses are transferred to other revenue or other expenses in the income statement. In our hedge of forecast transactions, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed asset), the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset. Gains or losses on any portion of the hedge determined to be ineffective are recognised immediately in the income statement within other expenses or other revenue. During the year there was no material ineffectiveness attributable to our cash flow hedges.
If a forecast transaction is no longer expected to occur, the cumulative gains or losses on the hedging instrument that were deferred in equity are transferred immediately to the income statement. During the year we did not discontinue hedge accounting for forecast transactions no longer expected to occur.
During 2006, net gains totalling $229 million after tax (Telstra Entity: $229 million) resulting from the change in the fair value of derivatives were taken directly to equity in the cash flow hedge reserve. These changes constitute the effective portion of the hedging relationship. Net gains amounting to $294 million after tax (Telstra Entity: $295 million) recognised in the cash flow hedge reserve were transferred to the income statement during the year.
Refer to Table J, Table K and Table L for the value of our derivatives designated as cash flow hedges at 30 June 2006.
The following table shows the maturities of the payments, that is when the cash flows are expected to occur.

Table I	Telstra Group	Telstra Entity
	Nominal cash outflows
	As at	As at
	30 June 2006	30 June 2006
	$m	$m
Highly probable forecast purchases (i)
- less than one year	(757)	(734)

Borrowings (ii)
- less than one year	(431)	(431)
- one to five years	(2,924)	(2,924)
- greater than five years	(1,978)	(1,978)

	(5,333)	(5,333)

(i) These amounts will affect our income statement in the same time period as the cash flows are expected to occur except for purchases of fixed assets in which case the gains and losses on the associated hedging instruments are included in the measurement of the initial cost of the asset. The hedged asset purchases affect profit as the assets are depreciated over their useful lives. Included in the forecast purchases of $757 million (Telstra Entity: $734 million) are $593 million of fixed asset purchases (Telstra Entity: $593 million).
(ii) The impact on our income statement from foreign currency translation movements associated with these hedged borrowings is expected to be nil as these borrowings are effectively hedged.
(c) Hedges of net investments in foreign operations
We have exposure to foreign currency risk as a result of our investments in offshore activities, including our investments in TelstraClear Limited and Hong Kong CSL Limited (CSL). This risk is created by the translation of the net assets of these entities from their functional currency to Australian dollars. We hedge our investments in foreign operations to mitigate exposure to this risk using forward foreign currency contracts, cross currency swaps and/or borrowings in the relevant currency of the investment.
The effectiveness of the hedging relationship is tested using prospective and retrospective effectiveness tests. In a retrospective effectiveness test, the changes in the fair value of the hedging instruments and the change in the value of the hedged net investment from spot rate changes are calculated and a ratio is created. If this ratio is between 80 and 125 per cent, the hedge is effective. The prospective effectiveness test is performed based on matching of critical terms. As both the nominal volumes and currencies of the hedged item and the hedging instrument are identical, a highly effective hedging relationship is expected.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities (continued)
(c) Hedges of net investments in foreign operations (continued)
Gains or losses on remeasurement of our derivative instruments designated as hedges of foreign investments are recognised in the foreign currency translation reserve in equity to the extent they are effective. The cumulative amount of the recognised gains or losses included in equity are transferred to the income statement when the foreign operation is sold.
Gains or losses on any portion of the hedge determined to be ineffective are recognised in the income statement within other expenses or other revenue. During the year there was no material ineffectiveness attributable to our net investment hedges.
During the year net gains of $50 million on our hedging instruments were taken directly to equity in the foreign currency translation reserve in the consolidated balance sheet.
Refer to Table J and Table L for the value of our derivatives designated as hedges of net foreign investments at 30 June 2006.
In addition, included in the carrying value of ‘other loans’ and ‘bills of exchange and commercial paper’ at 30 June 2006 are New Zealand dollar denominated borrowings of $164 million (fair value: $164 million) and New Zealand dollar denominated commercial paper of $334 million (fair value: $334 million). These were designated as a hedging instrument of our net investment in TelstraClear. The loans are included within non current financial liabilities and the commercial paper is included within current financial liabilities of the Telstra Group and the Telstra Entity. A foreign exchange gain of $58 million on translation of these borrowings and commercial paper to Australian dollars was recognised in equity in the foreign currency translation reserve in the consolidated balance sheet.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities (continued)
(d) Hedging instruments
Derivative hedging instruments
Details of our derivative hedging instruments as at balance date are shown in Table J, Table K and Table L below. The fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability if the remaining maturity of the hedged item is less than 12 months.

Table J	Telstra Group		Telstra Entity
	As at 30 June 2006		As at 30 June 2006
	Assets	Liabilities	Assets	Liabilities
	$m	$m	$m	$m

Cross currency swaps
Current
Cross currency swaps — designated cash flow hedges of other loans (i)	11	—	11	—
Cross currency swaps — designated fair value hedges of other loans	9	—	9	—
Cross currency swaps — designated hedge of net foreign investment	—	6	—	6

Total	20	6	20	6

Non current
Cross currency swaps — designated cash flow hedges of other loans (i)	53	350	53	350
Cross currency swaps — designated fair value hedges of other loans	169	259	169	259
Cross currency swaps — designated hedge of net foreign investment	—	3	—	3

Total	222	612	222	612

(i) Gains or losses recognised in the cash flow hedging reserve in equity (refer note 22) on cross currency swap contracts as at 30 June 2006 will be continuously released to the income statement until the underlying borrowings are repaid.

Table K	Telstra Group		Telstra Entity
	As at 30 June 2006		As at 30 June 2006
	Assets	Liabilities	Assets	Liabilities
	$m	$m	$m	$m

Interest rate swaps
Non current
Interest rate swaps — designated cash flow hedges of other loans (ii)	106	107	106	107
Interest swaps — designated fair value hedges of other loans	63	49	63	49

Total	169	156	169	156

(ii) Gains or losses recognised in the cash flow hedging reserve in equity (refer to note 22) on interest rate swap contracts as at 30 June 2006 will be continuously released to the income statement until the underlying borrowings are repaid.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities (continued)
(d) Hedging instruments (continued)
Derivative hedging instruments (continued)
The fair value of our net Australian dollar amounts receivable/ (payable), settlement dates and average contractual forward exchange rates are as follows:

Table L	Telstra Group		Telstra Entity
	As at 30 June 2006		As at 30 June 2006
	Assets	Liabilities	Assets	Liabilities
	$m	$m	$m	$m

Forward foreign currency contracts
United States (US) dollars — designated as cash flow hedges: highly probable purchases
- less than 3 months, at contractual forward exchange rates averaging United States dollars 0.7328	—	2	—	2
- 3 to 12 months, at contractual forward exchange rates averaging United States dollars 0.7347	—	2	—	2

	—	4	—	4

New Zealand (NZ) dollars — designated as hedge: net foreign investment
- 3 than 12 months, at contractual forward exchange rates averaging New Zealand dollars 1.1946	—	2	—	2

Hong Kong (HK) dollars — designated as hedge: net foreign investment
- 3 to 12 months, at contractual forward exchange rates averaging Hong Kong dollars 5.7248	1	—	1	—

Total	1	6	1	6

(i) Gains or losses recognised in the cash flow hedging reserve in equity (refer to note 22) on forward foreign exchange contracts as at 30 June 2006 will be released to the income statement at dates when the cash flow from the underlying forecast transactions will occur. However, where the underlying forecast transaction is a purchase of a non-financial asset (for example, inventory or a fixed asset) the gain or loss in the cash flow hedging reserve will be transferred and included in the measurement of the initial cost of the asset at the date the asset is recognised.
(ii) Other forward exchange contracts which are not included in the above designated hedging relationships have been entered into to hedge exposure of other payables and receivables recognised in the balance sheet. These balances are not significant.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities (continued)
Breaches
During the year we have not breached any of our agreements with our lenders.
Capital Risk Management
Our objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.
In order to maintain or adjust the capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares.
We monitor capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘borrowings’ and ‘derivative financial instruments’ as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.
During 2006, our strategy was to maintain the net debt gearing ratio within 55 to 75 per cent, in order to secure access to finance at a reasonable cost.
The gearing ratios at 30 June 2006 were as follows:

	Telstra Group	Telstra Entity
	As at	As at
	30 June 2006	30 June 2006
	$m	$m
Total borrowings	13,746	14,642
less cash and cash equivalents	(689)	(474)
Net debt	13,057	14,168
Total equity	12,832	12,115
Total capital	25,889	26,283

Gearing ratio	50.4%	53.9%

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards
We are required by the Corporations Act 2001 to prepare our financial reports for financial years commencing on or after 1 January 2005 under the Australian equivalents of International Financial Reporting Standards (A-IFRS) as adopted by the Australian Accounting Standards Board (AASB). We implemented accounting policies in accordance with A-IFRS on 1 July 2004, except for those relating to financial instruments, which were implemented on 1 July 2005.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. In addition, we have elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132.
Comparatives were remeasured and restated for the year ended 30 June 2005. Most of the adjustments on transition were required to be made to opening retained profits at the beginning of the first comparative period (i.e. at 1 July 2004).
Amendments to A-IFRS transition adjustments disclosed at 31 December 2005
We have made certain amendments to the impacts of adopting A-IFRS on the Telstra Group disclosed at 31 December 2005. These amendments are set out below.
(i) 3G spectrum licence
Under previous Australian Generally Accepted Accounting Principles (AGAAP) we expensed the annual payments made under our Hong Kong 3G spectrum licence as incurred, except for those incurred during the construction of our 3G network in Hong Kong which were capitalised as part of the asset cost.
Based on the IFRS interpretation adopted by other 3G mobile operators in Hong Kong, on transition we have recorded an intangible asset of $121 million (30 June 2005: $108 million) associated with our Hong Kong 3G spectrum licence. This includes $25 million (30 June 2005: $24 million) previously capitalised under AGAAP as part of property, plant and equipment. A corresponding accrual liability has also been recorded.
This intangible asset is amortised over the term of the licence agreement. Net profit before tax has increased by $4 million for the year ended 30 June 2005 due to this additional amortisation and the unwinding of the present value discount on the accrual, partially offset by the elimination of the licence expense. For further details refer to note 36(k).
The recognition of this spectrum licence has resulted in a reduction in the deferred tax liability of the Telstra Group as at 1 July 2004 of $21 million (30 June 2005: $19 million).
(ii) Determination of tax bases
The tax base of our defined benefit asset changed as a result of an interpretation on the treatment of the contribution tax adjustment made to the carrying value of the asset. As a result there was an increase to the deferred tax liability associated with the defined benefit asset on transition of $24 million (30 June 2005: $11 million).
In addition, we reduced the deferred tax asset of one of our controlled entities due to the reassessment of the tax base of certain items of property, plant and equipment on transition by $28 million (30 June 2005: $29 million).
For further details refer to note 36(c).
(iii) Operating leases
Under A-IFRS operating lease rental expense is recognised on a straight line basis over the term of the lease, even if the payments are not on that basis. Under previous AGAAP operating lease rentals were expensed as incurred. This has resulted in the recognition of an additional non-current liability on transition to A-IFRS of $37 million (30 June 2005: $48 million). Operating lease expense increased by $11 million for the year ended 30 June 2005. Refer to note 36(e) for further details.
A-IFRS adjustments with effect from 1 July 2004
(a) AASB 2: “Share-Based Payment” (AASB 2)
Under previous AGAAP we recognised an expense for all restricted shares, performance rights, deferred shares and Telstra shares (consisting of “directshares” and “ownshares”) issued. This expense was equal to the funding provided to the Telstra Growthshare Trust (Growthshare) to purchase Telstra shares on market to underpin these equity instruments, and was recognised in full in the income statement when the funding was provided. Under previous AGAAP, we did not recognise an expense for options issued on the basis that instrument holders are required to pay the option exercise price once the options vest and are exercised.
Under AASB 2, we recognise an expense for all share-based remuneration. This expense is based on the fair value of the equity instruments issued, determined at the grant date. The fair value is calculated using an appropriate valuation technique to estimate the price of those equity instruments in an arm’s length transaction between knowledgeable, willing parties. The fair value calculated is charged against profit over the relevant vesting period, adjusted to reflect actual and expected levels of vesting.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(a) AASB 2: “Share-Based Payment” (AASB 2) (continued)
Under the transitional exemptions of AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1), we elected not to apply AASB 2 to equity instruments granted prior to 7 November 2002.
This approach gave rise to a net positive transitional adjustment to retained profits. If we had not made this election, resulting in all equity instruments granted prior to 7 November 2002 being subject to AASB 2, then opening retained profits on transition would decrease, with a corresponding increase in share capital.
Furthermore, there would have been an increase in labour expense for the year ended 30 June 2005. Equity instruments granted prior to 7 November 2002, for which we have elected not to apply AASB 2, include those granted under Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99), as well as certain Growthshare issues.
We own 100% of the equity of Telstra Growthshare Pty Ltd and the Telstra ESOP Trustee Pty Ltd, the corporate trustees for the Telstra Growthshare Trust (Growthshare), TESOP97 and TESOP99, which administer our share-based payment plans. Under previous AGAAP we did not control or significantly influence these trusts, as beneficial ownership and control remained with the employees who participate in the share plans, administered by the Trustee on their behalf.
Under A-IFRS, we have included the results, position and cash flows of Growthshare, TESOP97 and TESOP99 within our financial statements.
(i) On transition as at 1 July 2004
To record the initial recognition of Growthshare within the Telstra Group and Telstra Entity, the loan receivable from Growthshare was eliminated ($65 million), share capital reduced to reflect the shares held by Growthshare in the Telstra Entity ($117 million), and the cash held by Growthshare was recognised ($3 million).
Other assets and liabilities held by the trusts were considered insignificant to Telstra Group and Telstra Entity.
Shares issued under TESOP97 and TESOP99, in conjunction with the non-recourse loans, have been accounted for as options. As a result, the outstanding balance of the loans to employees under TESOP97 and TESOP99 amounting to $174 million (comprising $24 million current receivables and $150 million non current receivables), was deducted from share capital of the Telstra Group and Telstra Entity on transition to A-IFRS.
A transitional adjustment to increase Telstra Group and Telstra Entity opening retained profits by $55 million represents the reversal of the expense previously recorded under AGAAP. We also recognised a transitional expense in retained profits under AASB 2 of $4 million relating to the amortisation over the vesting period of equity instruments issued subsequent to 7 November 2002. This transitional expense increased share capital by $4 million.
(ii) At 30 June 2005
The cumulative effect on the Telstra Group and Telstra Entity at 30 June 2005 was to increase cash assets by $8 million, decrease current receivables by $24 million, non current receivables by $175 million, and share capital by $257 million. Labour expense decreased by $10 million, finance income decreased by $2 million, and dividends decreased by $7 million for the year ended 30 June 2005.
(b) AASB 3: “Business Combinations” (AASB 3)
We previously amortised goodwill over the period of expected benefit, not exceeding 20 years. Under A-IFRS goodwill acquired in a business combination is not amortised, but instead is subject to impairment testing at each reporting date, or upon the occurrence of triggers that may indicate a potential impairment. If there is an indication of impairment resulting in an impairment loss, it is recognised immediately in the income statement.
Under the transitional arrangements of AASB 1 we had the option of applying AASB 3 prospectively from the transition date to A-IFRS (from 1 July 2004). We chose this option rather than to restate all previous business combinations. If this election had not been made, there would not have been a significant impact on the balance sheet or income statement because our accounting for significant business combinations under previous AGAAP was consistent with A-IFRS and USGAAP, whereby we recognised all identifiable assets and liabilities upon acquisition, including intangible assets.
The impact of AASB 3 and associated transitional arrangements is as follows:
•	all prior business combination accounting was frozen as at 1 July 2004; and

•	the value of goodwill was frozen as at transition date, with any amortisation that was reported under previous AGAAP subsequent to transition date was reversed for A-IFRS restatements.
(i) On transition as at 1 July 2004
There were no adjustments on transition as a result of AASB 3.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(b) AASB 3: “Business Combinations” (AASB 3) (continued)
(ii) At 30 June 2005
The effect on the Telstra Group at 30 June 2005 of the cessation of amortisation of goodwill was to increase goodwill and decrease amortisation expense by $145 million (Telstra Entity: $4 million). Investments accounted for using the equity method increased by $2 million for the Telstra Group, with a corresponding decrease in share of net loss from jointly controlled and associated entities.
(c) AASB 112: “Income Taxes” (AASB 112)
On transition to A-IFRS, a new method of accounting for income taxes, known as the “balance sheet approach”, was adopted, replacing the “income statement approach” required by previous AGAAP. Under the new method we generally recognise deferred tax balances in the balance sheet when there is a difference between the carrying value of an asset or liability and its tax base.
The adoption of the “balance sheet approach” has resulted in a number of additional deferred tax balances being recognised, as well as adjustments to existing deferred tax balances. Furthermore, additional deferred tax liabilities have been recognised associated with fair value adjustments on entities acquired by us. Where the acquisition has occurred after 1 July 2004 a corresponding adjustment has been made to goodwill in accordance with AASB 3.
The Telstra Entity has formed a tax consolidated group with its Australian resident wholly owned subsidiaries. Under previous AGAAP the Telstra Entity, as head entity of the tax consolidated group, recognised tax balances for all entities in the group.
Under A-IFRS and in accordance with UIG 1052 “Tax Consolidation Accounting” (UIG 1052), the Telstra Entity only accounts for its own tax balances, with the exception of the following:
•	the current tax liability for the tax consolidated group; and

•	the current and deferred tax arising from unused tax losses and tax credits for all entities in the tax consolidated group.
Under UIG 1052, the current tax liability of the tax consolidated group is required to be allocated to each of the entities in the group. As there was no tax funding arrangement in place at 30 June 2005, this allocation was recorded as a contribution by or distribution to the Telstra Entity.
(i) On transition as at 1 July 2004
The Telstra Group and Telstra Entity’s deferred tax liabilities decreased as a result of the transition to other A-IFRS standards. The transition adjustment comprised:

			Telstra	Telstra
			Group	Entity
	Note		$m	$m

Operating leases	36	(e)	(11)	(11)
Defined benefit asset	36	(f)	159	158
Borrowing costs	36	(h)	(129)	(129)
3G spectrum licence	36	(k)	(21)	—
Handset subsidies	36	(k)	(72)	(72)

Net decrease in deferred tax liabilities			(74)	(54)

A corresponding increase in opening retained profits was recorded as a result of these adjustments.
In addition, there was a transitional adjustment to deferred tax liabilities as a result of the change in accounting for income taxes to the balance sheet approach, and the adoption of UIG 1052. This adjustment consisted of:

	Telstra	Telstra
	Group	Entity
	$m	$m

Tax base differences on buildings	77	77
Tax effect of fair value adjustments on entities acquired by us	66	—
Adoption of UIG 1052	—	329
Adjustments to plant and equipment and other temporary differences	(105)	(104)

Net increase in deferred tax liabilities	38	302

For the Telstra Group opening retained profits decreased by $6 million (Telstra Entity: $142 million), and the asset revaluation reserve reduced by $32 million (Telstra Entity: $83 million) as a result of these entries. Furthermore, the balance of investments recorded by the Telstra Entity increased by $77 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(c) AASB 112: “Income Taxes” (AASB 112) (continued)
(ii) At 30 June 2005
The Telstra Group and Telstra Entity’s deferred tax liabilities decreased as a result of the impact of other A-IFRS standards as at 30 June 2005. This adjustment consisted of:

			Telstra	Telstra
			Group	Entity
	Note		$m	$m

Deferred payment for equipment	36	(d)	(8)	—
Operating leases	36	(e)	(14)	(14)
Defined benefit asset	36	(f)	79	79
Borrowing costs	36	(h)	(129)	(129)
3G spectrum licence	36	(k)	(19)	—
Handset subsidies	36	(k)	(91)	(91)

Net decrease in deferred tax liabilities			(182)	(155)

The Telstra Group and Telstra Entity retained profits increased by $24 million due to the tax effect of the defined benefit actuarial loss. Telstra Group tax expense for the year ended 30 June 2005 decreased by $84 million (Telstra Entity: $77 million).
In addition, an adjustment to deferred tax liabilities was attributable to the change in accounting for income taxes to the balance sheet approach and the adoption of UIG 1052. This adjustment consisted of:

	Telstra	Telstra
	Group	Entity
	$m	$m

Tax base differences on buildings	74	74
Tax effect of fair value adjustments on entities acquired by us	104	—
Adoption of UIG 1052	—	299
Adjustments to plant and equipment and other temporary differences	(77)	(83)

Net increase in deferred tax liabilities	101	290

As a result of adjustments associated with the change to the balance sheet approach, Telstra Group goodwill increased by $63 million and the FCTR increased by $9 million as at 30 June 2005. Income tax expense for the Telstra Group for the year ended 30 June 2005 increased by $8 million.
For the Telstra Entity, investments increased by $107 million as at 30 June 2005. Dividend revenue increased by $223 million and income tax expense increased by $182 million for the year ended 30 June 2005.
(d) AASB 116: “Property, Plant and Equipment” (AASB 116)
Under the transitional exemptions of AASB 1 we had the option to use an asset’s fair value, or previously revalued amount, as its deemed cost from the date of transition. We elected to apply the cost model under AASB 116, and therefore the carrying value of our property, plant and equipment (some of which had been previously revalued) and intangible assets on the date of transition were deemed to be cost under A-IFRS. If this election had not been made, we would have had to restate these assets to their original historical cost.
On transition to A-IFRS an entity is required to derecognise items where A-IFRS does not permit such recognition. As we have adopted the cost model under AASB 116, the asset revaluation reserve will be derecognised as it is not a valid reserve under the cost model. The balance, after taking into consideration other A-IFRS adjustments, has been transferred to the general reserve.
Under previous AGAAP, we recognised the gross proceeds on sale of non current assets as revenue and the cost in other expenses. A-IFRS requires the net gain on sale of non current assets to be classified as other income, not separately treated as revenue and other expenses.
(i) On transition as at 1 July 2004
For the Telstra Entity, the balance of the asset revaluation reserve of $194 million was transferred to the general reserve on transition to A-IFRS.
(ii) At 30 June 2005
On 6 December 2004, we acquired a 50% interest in the 3G Radio Access Network (RAN) assets of Hutchison 3G Australia Pty Ltd (H3GA) for $450 million, payable over 2 years. Due to the deferred payment terms, under previous AGAAP our property, plant and equipment balance increased by $428 million, representing the present value of the purchase price calculated using our incremental borrowing rate. AASB 116 requires that a discount rate specific to the asset be used, rather than our incremental borrowing rate.
Under previous AGAAP, the release of interest associated with the unwinding of the present value discount was capitalised as part of property, plant and equipment until the assets were installed ready for use. Under A-IFRS the release of interest associated with the unwinding of the present value discount was expensed as incurred.
For the Telstra Group, the change in the discount rate and the cessation of interest capitalisation resulted in a decrease in our property, plant and equipment of $37 million, and a decrease in current and non current payables of $10 million (comprising $3 million current and $7 million non current). Finance costs of the Telstra Group for the year ended 30 June 2005 increased by $27 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(d) AASB 116: “Property, Plant and Equipment” (AASB 116) (continued)
For the Telstra Group we have reclassified revenue of $476 million (Telstra Entity: $336 million) and other expenses of $215 million (Telstra Entity: $203 million) to other income associated with the net gain on sale of non current assets for the year ended 30 June 2005.
(e) AASB 117: “Leases” (AASB 117)
Under previous AGAAP, operating lease payments were expensed in the periods in which they were incurred. Under A-IFRS, operating lease payments are expensed on a straight line basis over the term of the lease, even if the payments are not on that basis. Where the lease contains a fixed rental increase each year, the total impact of the rental increase is expensed evenly over the lease term.
(i) On transition as at 1 July 2004
For the Telstra Group and Telstra Entity, non-current trade and other payables increased by $37 million, representing an increase to previously recognised operating lease expense associated with using the straight line method for A-IFRS, with a corresponding decrease in opening retained profits.
(ii) At 30 June 2005
For the Telstra Group and Telstra Entity, non-current trade and other payables increased by $48 million. For the year ended 30 June 2005, operating lease expense increased by $11 million.
(f) AASB 119: “Employee Benefits” (AASB 119)
Under previous AGAAP, we did not recognise an asset or liability on our balance sheet for the net position of the defined benefit plans we sponsor in Australia and Hong Kong.
On adoption of A-IFRS, we recognised the net position of each plan as a transitional adjustment to the balance sheet, with a corresponding entry to retained profits. The transitional adjustment was based on an actuarial valuation of each scheme at transition date determined in accordance with AASB 119.
A revised AASB 119 was issued in December 2004 and applies to annual reporting periods beginning on or after 1 January 2006. We have elected under s.334(5) of the Corporations Act 2001 to early adopt this revised accounting standard for the financial year commencing 1 July 2004.
This revised standard is similar to the current accounting standard, with the exception of the treatment of actuarial gains and losses. This revised standard enables us to either:
•	recognise actuarial gains and losses directly in the income statement;
•	recognise actuarial gains and losses in the income statement using the “corridor approach”; or
•	recognise actuarial gains and losses directly in retained profits.
Under this revised standard, we have elected to recognise actuarial gains and losses directly in retained profits. The actuarial gains and losses are based on an actuarial valuation of each plan at reporting date. Other components of pension costs are recognised in the income statement as a labour expense. Where appropriate, this additional labour cost is capitalised as part of our constructed plant and equipment.
(i) On transition as at 1 July 2004
The Telstra Group adjustment on transition resulted in the recognition of a defined benefit asset of $537 million (Telstra Entity: $529 million), with a corresponding increase in opening retained profits.
(ii) At 30 June 2005
The cumulative effect on the Telstra Group balance sheet at 30 June 2005 was to recognise a defined benefit asset of $247 million, increase property, plant and equipment by $24 million and decrease retained profits for actuarial losses by $90 million. Telstra Group labour expense increased by $175 million and depreciation expense increased by $1 million for the year ended 30 June 2005
The cumulative effect on the Telstra Entity balance sheet at 30 June 2005 was to recognise a defined benefit asset of $242 million, increase property, plant and equipment by $24 million and decrease retained profits for actuarial losses by $85 million. Telstra Group labour expense increased by $176 million and depreciation expense increased by $1 million for the year ended 30 June 2005.
(g) AASB 121: “The Effects of Changes in Foreign Exchange Rates” (AASB 121)
AASB 121 requires goodwill and fair value adjustments arising on the acquisition of a foreign controlled entity to be expressed in the functional currency of the foreign operation. Previously, we fixed goodwill and certain fair value adjustments in Australian dollars based on the exchange rate at the acquisition date.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(g) AASB 121: “The Effects of Changes in Foreign Exchange Rates” (AASB 121) (continued)
Under the transitional rules of AASB 1 we have taken advantage of an exemption that permits application of AASB 121 retrospectively to goodwill and fair value adjustments arising in all business combinations that occurred before the date of transition to A-IFRS. This exemption allows us to reset the goodwill and fair value adjustments to the functional currency of the foreign operations at the original date of acquisition. This adjustment is primarily attributable to our investments in the Telstra CSL Group (HKCSL) and TelstraClear Limited (TelstraClear).
Under AASB 1 we have also applied an exemption that permitted the resetting of the FCTR to nil as at the date of transition to A-IFRS.
(i) On transition as at 1 July 2004
The Telstra Group transitional adjustments to reset goodwill and fair value adjustments of foreign controlled entities resulted in a decrease to the FCTR of $297 million, corresponding with an increase to property, plant and equipment of $3 million, an increase of $14 million to intangible assets and a decrease in goodwill of $314 million. The A-IFRS FCTR following these and other A-IFRS adjustments was $343 million. This FCTR balance was reset to nil with a corresponding decrease to opening retained profits.
(ii) At 30 June 2005
The cumulative effect on the Telstra Group balance sheet at 30 June 2005 was to decrease goodwill by $454 million, increase other intangibles by $9 million, increase property, plant and equipment by $2 million and decrease FCTR by $111 million. The impact on the income statement for the year ended 30 June 2005 was a decrease in other expenses of $11 million representing a change in the functional currency of a foreign controlled entity.
(h) AASB 123: “Borrowing Costs”
In accordance with previous AGAAP, we previously capitalised borrowing costs incurred in respect of internally constructed property, plant and equipment and software assets that met the criteria for qualifying assets. The benchmark treatment required under A-IFRS is to expense borrowing costs. AASB 123 does however permit the alternative treatment of capitalising these costs where they relate to qualifying assets. We have elected to change our policy in line with the benchmark treatment and expense our borrowing costs.
(i) On transition as at 1 July 2004
We transferred the unamortised balance of capitalised borrowing costs included in property, plant and equipment and software assets to retained profits. This gave rise to a reduction in Telstra Group property, plant and equipment of $399 million (Telstra Entity: $367 million) and a reduction in software assets of $63 million (Telstra Entity: $63 million), with a corresponding decrease in opening retained profits.
(ii) At 30 June 2005
For the Telstra Group the effect on the balance sheet at 30 June 2005 was to decrease property, plant and equipment by $401 million (Telstra Entity: $374 million) and reduce software assets by $57 million (Telstra Entity: $57 million). Telstra Group depreciation expense decreased by $94 million (Telstra Entity: $90 million) and finance costs increased by $90 million (Telstra Entity: $90 million) for the year ended 30 June 2005.
(i) AASB 128: “Investments in Associates” (AASB 128) and AASB 131: “Interests in Joint Ventures” (AASB 131)
AASB 128/131 requires amounts that are in substance part of the net investment in associates or jointly controlled entities to be accounted for as part of the carrying value of the investment for the purposes of equity accounting the results of the associate or jointly controlled entity. Accordingly, we have reclassified amounts that are not currently recorded in the carrying value of our investment in associates or jointly controlled entities to be treated as an extension of our equity investment. This treatment gave rise to the continuation of equity accounting of our share of the operating losses in respect of those associates and jointly controlled entities that are incurring losses and have balances as described above.
(i) On transition as at 1 July 2004
On transition to AASB 128/131, there was a decrease to Telstra Group non current receivables of $208 million representing the capacity prepayment with our joint venture entity Reach Ltd (Reach). This non current asset was deemed to be an extension of our investment in Reach under A-IFRS and was absorbed by the carried forward losses in Reach not previously recognised. The impact of this change on the Telstra Group was to decrease opening retained profits by $348 million for our share of the accumulated losses, offset by an increase of $140 million to the FCTR for the translation differences on our investment in Reach. The FCTR attributable to Reach was reset to nil as detailed in the adjustment outlined in note 36(g).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(i) AASB 128: “Investments in Associates” (AASB 128) and AASB 131: “Interests in Joint Ventures” (AASB 131) (continued)
(ii) At 30 June 2005
On 16 April 2005 we swapped our capacity prepayment with Reach for an Indefeasible Right of Use (IRU). This IRU was recorded as a deferred expense under previous AGAAP and was being amortised over the term of the IRU being 15 years. As part of this arrangement, we agreed to fund Reach’s committed capital expenditure together with our co-shareholder PCCW Limited for the period until 2022, up to a value of US$106 million each, if required. Our share was disclosed as a contingent liability under previous AGAAP.
Under A-IFRS, the IRU was deemed to be an extension of our investment in Reach, similar to the capacity prepayment. Furthermore, our commitment to Reach for the committed capital expenditure required us to recognise additional equity accounted losses in Reach of $102 million for the year ended 30 June 2005. This gave rise to a provision of $90 million ($32 million current and $58 million non current) as at 30 June 2005 for the net present value of our share of the committed capital expenditure. Other assets — current decreased by $1 million, intangibles decreased by $217 million and trade and other payables decreased by $1 million. For the year ended 30 June 2005, finance costs increased by $2 million associated with the unwinding of the present value discount, amortisation expense decreased by $3 million, finance income decreased by $18 million and exchange losses decreased by $20 million.
The effect on the Telstra Entity for our commitment to Reach for the committed capital expenditure was to recognise a provision of $90 million ($32 million current and $58 million non current) as at 30 June 2005. Other current assets decreased by $1 million, intangible assets increased by $87 million and trade and other payables decrease by $1 million. For the year ended 30 June 2005, finance costs increased by $2 million and amortisation expense increased by $1 million.
Investments accounted for using the equity method decreased by $3 million as a result of the adoption of A-IFRS by our jointly controlled and associated entities. For the year ended 30 June 2005, our share of equity accounted losses increased by $3 million.
(j) AASB 136: “Impairment of Assets” (AASB 136)
Our accounting policy under previous AGAAP was to assess our current and non current assets for impairment by determining the recoverable amount of those assets. We wrote down the value of the non current asset where the carrying amount exceeded recoverable amount. We assessed recoverable amount for a group of non current assets where those assets were considered to work together as one.
With the adoption of AASB 136, impairment of assets is assessed on the basis of individual cash generating units. We have assessed our Australian telecommunications network to be a single cash generating unit for the purpose of this standard with the exception of the HFC network. This approach has been adopted as we consider that, in the generation of our revenue streams, the delivery of our end products or services is heavily reliant on the use of one core of commonly shared communication assets, encompassing the customer access network and the core network. This ubiquitous network carries all our telecommunications traffic throughout Australia.
Under previous AGAAP, we assessed recoverable amount on this same ubiquitous network basis, and as a result, there were no initial adjustments to the value of our network assets under A-IFRS.
Each of our controlled entities, jointly controlled entities and associated entities has also been assessed, and generally each significant entity has at least one separate cash generating unit in its own right. Under AGAAP, we assessed recoverable amount on a similar basis, and there is no initial adjustment to the value of our assets. In accordance with AASB 1, the carrying amount of goodwill at transition date has been tested for impairment and no initial impairment losses were recognised on transition to A-IFRS.
(k) AASB 138: “Intangible Assets” (AASB 138)
As part of the IFRS project, intangibles recognised under previous AGAAP, including software assets developed for internal use and deferred expenditure, were reviewed to confirm that the criteria in AASB 138 have been met. Software assets developed for internal use, and deferred expenditure were reclassified from other current and non current assets to intangible assets on transition to AASB 138. We have also reclassified some software assets from property, plant and equipment to intangible assets for software that is not an integral part of property, plant and equipment.
Under previous AGAAP, we capitalised the subsidised component of mobile handsets that were sold as part of a service contract as a subscriber acquisition cost. This capitalised balance was then amortised over the contract term.
UIG 1042 “Subscriber Acquisition Costs in the Telecommunications Industry” (UIG 1042) was released by the AASB in December 2004 and prescribes the appropriate accounting treatment of subscriber acquisition costs based on the requirements of AASB 138. Specifically, UIG 1042 requires the cost of telephones provided to subscribers to be excluded from subscriber acquisition costs. As a result, under A-IFRS we have elected to expense mobile handset subsidies as incurred.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(k) AASB 138: “Intangible Assets” (AASB 138) (continued)
Our subsidiary in Hong Kong, HKCSL, has a licence to utilise 3G spectrum in Hong Kong until 2016. As part of this licence agreement, HKCSL are required to make annual payments for the right to use this spectrum. Under previous AGAAP we expensed these payments as incurred, except for those incurred during the construction of our 3G network in Hong Kong which were capitalised as part of the asset cost.
On adoption of AASB 138 and consistent with other 3G mobile operators in Hong Kong, the Telstra Group has recorded an intangible asset for this 3G spectrum licence, based on the present value of our expected future payments. This intangible asset is amortised over the term of the agreement. A corresponding accrual has also been recorded for our future obligations.
(i) On transition as at 1 July 2004
On transition, other current and non current assets of the Telstra Group and Telstra Entity decreased by $205 million and $34 million respectively for the write-off of deferred mobile handset subsidies, with a corresponding decrease in opening retained profits.
The intangible asset associated with our Hong Kong 3G spectrum licence amounted to $121 million on transition in the Telstra Group, representing the present value of our expected future payments under the licence. Under previous AGAAP these payments were expensed as incurred, with certain payments capitalised as part of the cost of our Hong Kong 3G network. Of the balance of the intangible asset, $25 million has been reclassified from property, plant and equipment that was capitalised under previous AGAAP. Trade and other payables have increased by $96 million ($3 million current and $93 million non current).
Software assets developed for internal use and deferred expenditure were reclassified from other assets and property, plant and equipment to intangible assets on transition to A-IFRS. This reclassification adjustment for the Telstra Group amounted to $2,601 million (Telstra Entity: $2,375 million) as at transition date. This comprised $286 million (Telstra Entity: $249 million) from other current assets, $2,292 million (Telstra Entity: $2,126 million) from other non current assets and $23 million from property, plant and equipment.
(ii) At 30 June 2005
The write-off of deferred mobile handset subsidies decreased other current and non current assets of the Telstra Group and Telstra Entity by $241 million and $62 million respectively. Goods and services purchased for the year ended 30 June 2005 increased by $64 million.
The recognition of the Hong Kong 3G spectrum licence increased intangibles by $108 million, decreased property, plant and equipment by $24 million and increased trade and other payables by $89 million ($2 million current and $87 million non current) for the Telstra Group as at 30 June 2005. Other expenses decreased by $5 million, amortisation increased by $4 million and finance costs increased by $5 million for the year ended 30 June 2005.
The cumulative effect on the Telstra Group balance sheet at 30 June 2005 for the reclassification of software and deferred expenditure was to increase intangibles by $2,875 million (Telstra Entity: $2,534 million). This comprised $305 million (Telstra Entity: $264 million) from other current assets, $2,546 million (Telstra Entity: $2,270 million) from other non current assets and $24 million from property, plant and equipment.
(l) Nature of A-IFRS adjustments with effect from 1 July 2004
In the following tables, presentation adjustments reflect the reclassification of previously recognised amounts into their A-IFRS categories.
Accounting adjustments reflect the remeasurement of previously recognised amounts, or the recognition of additional amounts required under A-IFRS.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of profit under previous AGAAP to A-IFRS for the year ended 30 June 2005 for the consolidated Telstra Group.

			Telstra Group
			Year ended 30 June 2005
			Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Income
Revenue (excluding finance income)	36	(d)	22,657	(476)	—	22,181
Other income	36	(d)	—	261	—	261

			22,657	(215)	—	22,442

Expenses
Labour	36(a),	(f)	3,693	—	165	3,858
Goods and services purchased	36	(k)	4,147	—	64	4,211
Other expenses	36(d),(e),(g),(i),	(k)	4,055	(215)	(25)	3,815

			11,895	(215)	204	11,884

Share of net (gain)/loss from jointly controlled and associated entities	36(b),	(i)	(9)	—	103	94

			11,886	(215)	307	11,978

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)			10,771	—	(307)	10,464
Depreciation and amortisation	36(b),(f),(h),(i),	(k)	3,766	—	(237)	3,529

Earnings before interest and income tax expense (EBIT)			7,005	—	(70)	6,935

Finance income	36(a),	(i)	103	—	(20)	83
Finance costs	36(d),(h),(i),	(k)	839	—	124	963

Net finance costs			736	—	144	880

Profit before income tax expense			6,269	—	(214)	6,055

Income tax expense	36	(c)	1,822	—	(76)	1,746

Profit for the year			4,447	—	(138)	4,309

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of profit under previous AGAAP to A-IFRS for the year ended 30 June 2005 for the Telstra Entity.

			Telstra Entity
			Year ended 30 June 2005
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Income
Income Revenue (excluding finance income)	36	(c),(d)	19,944	(336)	223	19,831
Other income	36	(d)	—	133	—	133

			19,944	(203)	223	19,964

Expenses
Labour	36	(a),(f)	2,916	—	166	3,082
Goods and services purchased	37	(k)	2,894	—	64	2,958
Other expenses	36	(d),(e),(i)	3,666	(203)	15	3,478

			9,476	(203)	245	9,518

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)			10,468	—	(22)	10,446
Depreciation and amortisation	36	(b),(f),(h),(i)	3,298	—	(92)	3,206

Earnings before interest and income tax expense (EBIT)			7,170	—	70	7,240

Finance income	36	(a)	103	—	(2)	101
Finance costs	36	(h),(i)	851	—	92	943

Net finance costs			748	—	94	842

Profit before income tax expense			6,422	—	(24)	6,398

Income tax expense	36	(c)	1,777	—	105	1,882

Profit for the year			4,645	—	(129)	4,516

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of balance sheet under previous AGAAP to A-IFRS as at transition date, 1 July 2004, for the consolidated Telstra Group.

			Telstra Group
			1 July 2004
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	36	(a)	687	—	3	690
Trade and other receivables	36	(a),(m)	3,608	(192)	—	3,416
Inventories			229	—	—	229
Derivative financial assets	36	(m)	—	169	—	169
Other assets	36	(k)	803	(286)	(205)	312

Total current assets			5,327	(309)	(202)	4,816

Non current assets
Trade and other receivables	36	(a),(i)(m)	740	(387)	(273)	80
Inventories			10	—	—	10
Investments accounted for using the equity method			40	—	—	40
Available for sale investments			80	—	—	80
Property, plant and equipment	36	(g),(h),(k)	22,863	(23)	(421)	22,419
Intangibles	36	(g),(h),(k),(m)	3,605	2,580	(242)	5,943
Deferred tax assets			2	—	—	2
Derivative financial assets	36	(m)	—	238	—	238
Other assets	36	(f),(k)	2,326	(2,292)	503	537

Total non current assets			29,666	116	(433)	29,349

Total assets			34,993	(193)	(635)	34,165

Current liabilities
Trade and other payables	36	(k)	2,338	—	3	2,341
Borrowings			3,246	—	—	3,246
Current tax liabilities			539	—	—	539
Provisions			358	—	—	358
Revenue received in advance			1,095	—	—	1,095

Total current liabilities			7,576	—	3	7,579

Non current liabilities
Trade and other payables	36	(e),(k)	49	—	130	179
Borrowings	36	(m)	9,014	(429)	—	8,585
Deferred tax liabilities	36	(c)	1,807	—	(36)	1,771
Provisions			778	—	—	778
Derivative financial liabilities	36	(m)	—	410	—	410
Revenue received in advance			408	—	—	408

Total non current liabilities			12,056	(19)	94	12,131

Total liabilities			19,632	(19)	97	19,710

Net assets			15,361	(174)	(732)	14,455

Equity
Share capital	36	(a)	6,073	(174)	(113)	5,786
Reserves	36	(c),(g),(i)	(105)	—	154	49
Retained profits			9,391	—	(773)	8,618

Equity available to Telstra Entity shareholders			15,359	(174)	(732)	14,453
Minority interests			2	—	—	2

Total equity			15,361	(174)	(732)	14,455

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of balance sheet under previous AGAAP to A-IFRS as at transition date, 1 July 2004, for the Telstra Entity.

			Telstra Entity
			1 July 2004
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	36	(a)	543	—	3	546
Trade and other receivables	36	(a),(m)	3,258	(192)	—	3,066
Inventories			206	—	—	206
Derivative financial assets	36	(m)	—	169	—	169
Other assets	36	(k)	687	(249)	(205)	233

Total current assets			4,694	(272)	(202)	4,220

Non current assets
Trade and other receivables	36	(a),(m)	1,047	(387)	(65)	595
Inventories			10	—	—	10
Investments accounted for using the equity method			32	—	—	32
Investments — other	36	(c)	5,435	—	77	5,512
Property, plant and equipment	36	(h)	21,600	—	(367)	21,233
Intangibles	36	(h),(k),(m)	236	2,354	(63)	2,527
Derivative financial assets	36	(m)	—	238	—	238
Other assets	36	(f),(k)	2,160	(2,126)	495	529

Total non current assets			30,520	79	77	30,676

Total assets			35,214	(193)	(125)	34,896

Current liabilities
Trade and other payables			1,891	—	—	1,891
Borrowings			5,527	—	—	5,527
Current tax liabilities			512	—	—	512
Provisions			331	—	—	331
Revenue received in advance			885	—	—	885

Total current liabilities			9,146	—	—	9,146

Non current liabilities
Trade and other payables	36	(e)	46	—	37	83
Borrowings	36	(m)	9,014	(429)	—	8,585
Deferred tax liabilities	36	(c)	1,748	—	248	1,996
Provisions			740	—	—	740
Derivative financial liabilities	36	(m)	—	410	—	410
Revenue received in advance			398	—	—	398

Total non current liabilities			11,946	(19)	285	12,212

Total liabilities			21,092	(19)	285	21,358

Net assets			14,122	(174)	(410)	13,538

Equity
Share capital	36	(a)	6,073	(174)	(113)	5,786
Reserves	36	(c)	277	—	(83)	194
Retained profits			7,772	—	(214)	7,558

Total equity			14,122	(174)	(410)	13,538

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of balance sheet under previous AGAAP to A-IFRS as at 30 June 2005 for the consolidated Telstra Group.

			Telstra Group
			30 June 2005
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	36	(a)	1,540	—	8	1,548
Trade and other receivables	36	(a),(m)	3,577	(28)	—	3,549
Inventories			232	—	—	232
Derivative financial assets	36	(m)	—	4	—	4
Other assets	36	(i),(k)	796	(305)	(242)	249

Total current assets			6,145	(329)	(234)	5,582

Non current assets
Trade and other receivables	36	(a)	272	(131)	(44)	97
Inventories			15	—	—	15
Investments accounted for using the equity method	36	(b),(i)	49	—	(1)	48
Property, plant and equipment	36	(d),(f),(g),(h),(k)	23,351	(24)	(436)	22,891
Intangibles	36	(b),(c),(g),(h),(i),(k),(m)	3,868	2,864	(403)	6,329
Deferred tax assets			2	—	—	2
Other assets	36	(f),(k)	2,608	(2,546)	185	247

Total non current assets			30,165	163	(699)	29,629

Total assets			36,310	(166)	(933)	35,211

Current liabilities
Trade and other payables	36	(d),(i),(k)	2,809	—	(2)	2,807
Borrowings	36	(m)	1,518	(11)	—	1,507
Current tax liabilities			534	—	—	534
Provisions	36	(i)	389	—	32	421
Derivative financial liabilities	36	(m)	—	11	—	11
Revenue received in advance			1,132	—	—	1,132

Total current liabilities			6,382	—	30	6,412

Non current liabilities
Trade and other payables	36	(d),(e),(k)	122	—	128	250
Borrowings	36	(m)	11,816	(875)	—	10,941
Deferred tax liabilities	36	(c)	1,885	—	(81)	1,804
Provisions	36	(i)	836	—	58	894
Derivative financial liabilities	36	(m)	—	864	—	864
Revenue received in advance			388	—	—	388

Total non current liabilities			15,047	(11)	105	15,141

Total liabilities			21,429	(11)	135	21,553

Net assets			14,881	(155)	(1,068)	13,658

Equity
Share capital	36	(a)	5,793	(155)	(102)	5,536
Reserves	36	(c),(g),(i)	(157)	—	4	(153)
Retained profits			9,243	—	(970)	8,273

Equity available to Telstra Entity shareholders			14,879	(155)	(1,068)	13,656
Minority interests			2	—	—	2

Total equity			14,881	(155)	(1,068)	13,658

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of balance sheet under previous AGAAP to A-IFRS as at 30 June 2005 for the Telstra Entity.

			Telstra Entity
			30 June 2005
			Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	36	(a)	1,360	—	8	1,368
Trade and other receivables	36	(a),(m)	3,566	(28)	—	3,538
Inventories			194	—	—	194
Derivative financial assets	36	(m)	—	4	—	4
Other assets	36	(i),(k)	679	(264)	(242)	173

Total current assets			5,799	(288)	(234)	5,277

Non current assets
Trade and other receivables	36	(a)	290	(131)	(44)	115
Inventories			15	—	—	15
Investments accounted for using the equity method	36	(i)	44	—	(3)	41
Investments — other	36	(c)	6,029	—	107	6,136
Property, plant and equipment	36	(f),(h)	21,573	—	(350)	21,223
Intangibles	36	(b),(h),(i),(k),(m)	194	2,523	34	2,751
Other assets	36	(f),(k)	2,332	(2,270)	180	242

Total non current assets			30,477	122	(76)	30,523

Total assets			36,276	(166)	(310)	35,800

Current liabilities
Trade and other payables	36	(i)	1,957	—	(1)	1,956
Borrowings	36	(m)	3,903	(11)	—	3,892
Current tax liabilities			519	—	—	519
Provisions	36	(i)	324	—	32	356
Derivative financial liabilities	36	(m)	—	11	—	11
Revenue received in advance			912	—	—	912

Total current liabilities			7,615	—	31	7,646

Non current liabilities
Trade and other payables	36	(e)	13	—	48	61
Borrowings	36	(m)	11,782	(875)	—	10,907
Deferred tax liabilities	36	(c)	1,826	—	135	1,961
Provisions	36	(i)	779	—	58	837
Derivative financial liabilities	36	(m)	—	864	—	864
Revenue received in advance			381	—	—	381

Total non current liabilities			14,781	(11)	241	15,011

Total liabilities			22,396	(11)	272	22,657

Net assets			13,880	(155)	(582)	13,143

Equity
Share capital	36	(a)	5,793	(155)	(102)	5,536
Reserves	36	(c)	277	—	(83)	194
Retained profits			7,810	—	(397)	7,413

Total equity			13,880	(155)	(582)	13,143

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of equity under previous AGAAP to A-IFRS for the consolidated Telstra Group.

				Reserves
					Foreign		Consoli-
			Share	Asset	currency		dation	Retained	Minority
			capital	revaluation	translation	General	fair value	profits	interests	Total
			$m	$m	$m	$m	$m	$m	$m	$m

Balance at 1 July 2004 under AGAAP			6,073	32	(186)	5	44	9,391	2	15,361
Share-based payments	36	(a)	(287)	—	—	—	—	51	—	(236)
Income taxes	36	(c)	—	(32)	—	—	—	68	—	36
Operating leases	36	(e)	—	—	—	—	—	(37)	—	(37)
Net defined benefit asset	36	(f)	—	—	—	—	—	537	—	537
Foreign currency	36	(g)	—	—	46	—	—	(343)	—	(297)
Expensing of borrowing costs previously capitalised	36	(h)	—	—	—	—	—	(462)	—	(462)
Equity accounting for Reach Ltd	36	(i)	—	—	140	—	—	(348)	—	(208)
Expensing handset subsidies previously deferred	36	(k)	—	—	—	—	—	(239)	—	(239)

Balance at 1 July 2004 under A-IFRS			5,786	—	—	5	44	8,618	2	14,455

Balance at 30 June 2005 under AGAAP			5,793	32	(231)	4	38	9,243	2	14,881
Share-based payments	36	(a)	(257)	—	—	—	—	66	—	(191)
Cease amortisation of goodwill	36	(b)	—	—	—	—	—	147	—	147
Income taxes	36	(c)	—	(32)	9	—	—	167	—	144
Deferred payment for equipment	36	(d)	—	—	—	—	—	(27)	—	(27)
Operating leases	36	(e)	—	—	—	—	—	(48)	—	(48)
Net defined benefit asset	36	(f)	—	—	—	—	—	271	—	271
Foreign currency	36	(g)	—	—	(111)	—	—	(332)	—	(443)
Expensing of borrowing costs previously capitalised	36	(h)	—	—	—	—	—	(458)	—	(458)
Equity accounting for Reach Ltd	36	(i)	—	—	140	—	—	(450)	—	(310)
Recognition of Hong Kong 3G spectrum licence	36	(k)	—	—	(2)	—	—	(3)	—	(5)
Expensing handset subsidies previously deferred	36	(k)	—	—	—	—	—	(303)	—	(303)

Balance at 30 June 2005 under A-IFRS			5,536	—	(195)	4	38	8,273	2	13,658

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of equity under previous AGAAP to A-IFRS for the Telstra Entity.

				Reserves
			Share	Asset		Retained
			capital	revaluation	General	profits	Total
			$m	$m	$m	$m	$m

Balance at 1 July 2004 under AGAAP			6,073	277	—	7,772	14,122
Share-based payments	36	(a)	(287)	—	—	51	(236)
Income taxes	36	(c)	—	(83)	—	(88)	(171)
Property, plant and equipment	36	(d)	—	(194)	194	—	—
Operating leases	36	(e)	—	—	—	(37)	(37)
Net defined benefit asset	36	(f)	—	—	—	529	529
Expensing of borrowing costs previously capitalised	36	(h)	—	—	—	(430)	(430)
Expensing handset subsidies previously deferred	36	(k)	—	—	—	(239)	(239)

Balance at 1 July 2004 under A-IFRS			5,786	—	194	7,558	13,538

Balance at 30 June 2005 under AGAAP			5,793	277	—	7,810	13,880
Share-based payments	36	(a)	(257)	—	—	66	(191)
Cease amortisation of goodwill	36	(b)	—	—	—	4	4
Income taxes	36	(c)	—	(83)	—	55	(28)
Property, plant and equipment	36	(d)	—	(194)	194	—	—
Operating leases	36	(e)	—	—	—	(48)	(48)
Net defined benefit asset	36	(f)	—	—	—	266	266
Expensing of borrowing costs previously capitalised	36	(h)	—	—	—	(431)	(431)
Accounting for investments	36	(i)	—	—	—	(6)	(6)
Expensing handset subsidies previously deferred	36	(k)	—	—	—	(303)	(303)

Balance at 30 June 2005 under A-IFRS	.		5,536	—	194	7,413	13,143

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of the statement of cash flows under previous AGAAP to A-IFRS.

		Year ended 30 June 2005
		Telstra Group			Telstra Entity
		Previous			Previous
		AGAAP	Adjustments	A-IFRS	AGAAP	Adjustments	A-IFRS
		$m	$m	$m	$m	$m	$m

Cash flows from operating activities	(i),(ii),(iii)	8,163	797	8,960	7,742	810	8,552
Cash flows from investing activities	(i),(iii),(iv),(v)	(3,809)	43	(3,766)	(2,890)	80	(2,810)
Cash flows from financing activities	(ii),(iv),(v)	(3,512)	(835)	(4,347)	(4,035)	(885)	(4,920)

Net increase in cash	(v )	842	5	847	817	5	822

As a result of the adoption of A-IFRS, the following reclassifications have been made to the statement of cash flows:

(i)	Interest received has been reclassified from operating activities to investing activities (Telstra Group: $80 million, Telstra Entity: $81 million);

(ii)	Borrowing costs paid has been reclassified from operating activities to cash flows from financing activities and renamed finance costs (Telstra Group: $879 million, Telstra Entity: $892 million);

(iii)	Dividends received are classified as cash flows from investing activities after previously being included in cash flows from operating activities (Telstra Group: $2 million, Telstra Entity: $1 million);

(iv)	Loans to jointly controlled and associated entities was reclassified from financing activities to investing activities (Telstra Group: $37 million, Telstra Entity: nil); and

(v)	Adjustments required as a result of the consolidation of Growthshare. For further information refer to note 36(a).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2005
(m) AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132), AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139) and AASB 7: “Financial Instruments: Disclosures” (AASB 7)
We have elected to apply the exemption available under AASB 1 to apply AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” from 1 July 2005. Accordingly, we have changed our accounting policies for financial instruments from 1 July 2005.
In addition, we have elected to early adopt AASB 7 from 1 July 2005. AASB 7 supersedes the disclosure requirements, but not the presentation requirements of AASB 132.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for financial instruments within the scope of AASB 132 and AASB 139 where comparative information was not required to be restated. The early adoption of AASB 7 did not require comparative information for fiscal 2005 to be restated and disclosed. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139.
Under previous AGAAP disclosures, derivative financial instruments were classified within other assets and other liabilities. For comparative purposes these previous AGAAP amounts have been reclassified to derivative financial assets or liabilities on the balance sheet on transition to A-IFRS. The effect of changes in the accounting policies for financial instruments including derivatives, as a result of the adoption of AASB 132 and AASB 139 as at 1 July 2005 is shown below.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(m) Reconciliation of balance sheet under A-IFRS for AASB 132/139 adoption as at 1 July 2005 for the consolidated Telstra Group

			Telstra Group
			A-IFRS	AASB 132/139	A-IFRS
			30 June 2005	adjustments	1 July 2005
	Note		$m	$m	$m

Current assets
Cash and cash equivalents			1,548	—	1,548
Trade and other receivables			3,549	—	3,549
Inventories			232	—	232
Derivative financial assets		(i)	4	6	10
Prepayments			249	—	249

Total current assets			5,582	6	5,588

Non current assets
Trade and other receivables			97	—	97
Inventories			15	—	15
Investments accounted for using the equity method			48	—	48
Property, plant and equipment			22,891	—	22,891
Intangibles			6,329	—	6,329
Deferred tax assets			2	—	2
Derivative financial assets		(i)	—	512	512
Defined benefit assets			247	—	247

Total non current assets			29,629	512	30,141

Total assets			35,211	518	35,729

Current liabilities
Trade and other payables			2,807	—	2,807
Borrowings		(ii)	1,507	3	1,510
Current tax liabilities			534	—	534
Provisions			421	—	421
Derivative financial liabilities		(i)	11	5	16
Revenue received in advance			1,132	—	1,132

Total current liabilities			6,412	8	6,420

Non current liabilities
Trade and other payables			250	—	250
Borrowings		(ii)	10,941	219	11,160
Deferred tax liabilities		(iii)	1,804	32	1,836
Provisions			894	—	894
Derivative financial liabilities		(i)	864	185	1,049
Revenue received in advance			388	—	388

Total non current liabilities			15,141	436	15,577

Total liabilities			21,553	444	21,997

Net assets			13,658	74	13,732

Equity
Share capital			5,536	—	5,536
Reserves	(iv)		(153)	79	(74)
Retained profits	(v	)	8,273	(5)	8,268

Equity available to Telstra Entity shareholders			13,656	74	13,730

Minority interests			2	—	2

Total equity			13,658	74	13,732

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(m) Reconciliation of balance sheet under A-IFRS for AASB 132/139 adoption as at 1 July 2005 for the Telstra Entity

	Telstra Entity
		A-IFRS	AASB 132/139	A-IFRS
		30 June 2005	adjustments	1 July 2005
	Note	$m	$m	$m
Current assets
Cash and cash equivalents		1,368	—	1,368
Trade and other receivables		3,538	3	3,541
Inventories		194	—	194
Derivative financial assets	(i)	4	6	10
Prepayments		173	—	173

Total current assets		5,277	9	5,286

Non current assets
Trade and other receivables		115	1	116
Inventories		15	—	15
Investments accounted for using the equity method		41	—	41
Investments — other		6,136	—	6,136
Property, plant and equipment		21,223	—	21,223
Intangibles		2,751	—	2,751
Derivative financial assets	(i)	—	512	512
Defined benefit assets		242	—	242

Total non current assets		30,523	513	31,036

Total assets		35,800	522	36,322

Current liabilities
Trade and other payables		1,956	—	1,956
Borrowings	(ii)	3,892	3	3,895
Current tax liabilities		519	—	519
Provisions		356	—	356
Derivative financial liabilities	(i)	11	5	16
Revenue received in advance		912	—	912

Total current liabilities		7,646	8	7,654

Non current liabilities
Trade and other payables		61	1	62
Borrowings	(ii)	10,907	219	11,126
Deferred tax liabilities	(iii)	1,961	32	1,993
Provisions		837	—	837
Derivative financial liabilities	(i)	864	185	1,049
Revenue received in advance		381	—	381

Total non current liabilities		15,011	437	15,448

Total liabilities		22,657	445	23,102

Net assets		13,143	77	13,220

Equity
Share capital		5,536	—	5,536
Reserves	(iv)	194	82	276
Retained profits	(v)	7,413	(5)	7,408

Total equity		13,143	77	13,220

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(m) AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132), AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139) and AASB 7: “Financial Instruments: Disclosures” (AASB 7) (continued)
Adjustments were made at the date of transition (1 July 2005) to restate the opening balance sheet of the Telstra Group to a position consistent with the accounting policies specified in note 2. These are listed below. Also included is where the transitional provisions will have an effect on future periods.
(i) From 1 July 2005, the recognition and measurement of all derivatives (including any embedded derivatives) is at fair value. Changes in fair value are either taken to the income statement or an equity reserve. At 1 July 2005, a $328 million increase in net assets for the Telstra Group and Telstra Entity was recognised representing:
•	a gain of $333 million on the remeasurement of our interest rate swaps and cross currency swaps to fair value; and
•	a loss of $5 million on the remeasurement of forward foreign exchange contracts to fair value.
These adjustments are reflected in the previous table as:
•	an increase in current assets (derivative financial assets) of $6 million for the Telstra Group and the Telstra Entity;
•	an increase in non current assets (derivative financial assets) of $512 million for the Telstra Group and Telstra Entity;
•	offset by an increase in current liabilities (derivative financial liabilities) of $5 million for the Telstra Group and Telstra Entity; and
•	an increase in non current liabilities (derivative financial liabilities) of $185 million for the Telstra Group and Telstra Entity.
At 1 July 2005, there were no material embedded derivatives which required separate measurement and reporting.
(ii) From 1 July 2005, the carrying value of the hedged item in fair value hedges is adjusted for fair value movements attributable to the hedged risk. At 1 July 2005 a loss of $222 million was recognised for the Telstra Group and Telstra Entity on the remeasurement of our foreign currency borrowings in fair value hedges. This loss is capped such that the adjustment is the lower of:
•	the remeasurement to fair value of the hedged item for the designated hedged risk; and
•	the remeasurement to fair value of the hedging instrument.
At 1 July 2005, the impact of ‘capping’ the fair value movement on our foreign currency borrowings in fair value hedges was $70 million for both the Telstra Group and Telstra Entity. This ‘capping’ amount will be amortised to the income statement on an effective yield to maturity basis over the term of the underlying borrowing.
This adjustment is reflected in the above table as an increase in current borrowings of $3 million and an increase in non current borrowings of $219 million for both the Telstra Group and Telstra Entity.
(iii) At 1 July 2005, a $32 million increase in non current deferred tax liabilities was recognised for both the Telstra Group and Telstra Entity, representing the tax effect of the above adjustments.
(iv) From 1 July 2005, the effective portion of the movement in fair value of derivatives accounted for as cash flow hedges is deferred in equity until such time as the hedged item affects profit or loss. The ineffective portion is recognised immediately in the income statement. At 1 July 2005 a post tax net increase in reserves of $79 million for the Telstra Group and $82 million for the Telstra Entity was recognised representing:
•	an increase of $81 million for both the Telstra Group and Telstra Entity to the cash flow hedging reserve, comprising the deferred portion of the fair value of our interest rate swaps and cross currency swaps in cash flow hedges relating to our foreign currency borrowings; and
•	a decrease of $2 million (Telstra Entity: an increase of $1 million) to the cash flow hedging reserve, comprising the deferred portion of the fair value of our forward foreign exchange contracts in cash flow hedges of highly probable forecast transactions.
(v) At 1 July 2005, the reduction to retained earnings of $5 million for both the Telstra Group and Telstra Entity comprised:
•	a decrease of $222 million on the remeasurement of our foreign currency borrowings in fair value hedges;
•	an increase of $215 million on the remeasurement of our derivatives, excluding the portion deferred in equity relating to our cash flow hedges; and
•	an increase of $2 million for the tax effect.
(vi) From 1 July 2005, movement in the fair value of derivatives accounted for as fair value hedges, together with the gain or loss on the related hedged item attributable to the hedged risk will be recognised in the income statement.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures          341
Reconciliations to financial reports prepared using USGAAP
Our consolidated financial report is prepared in accordance with the Australian equivalents of International Financial Reporting Standards (A-IFRS), which differs in certain respects from the accounting principles generally accepted in the United States (USGAAP). The significant differences between A-IFRS and USGAAP are presented throughout note 37.

			Telstra Group
			Year ended 30 June
					Restated
			2006	2006	2005
	Note		$m	US$m	$m

Reconciliation of net income to USGAAP

A-IFRS net income reported in income statement			3,181	2,362	4,309

Adjustments required to agree with USGAAP
Property, plant and equipment	37	(c)	(26)	(19)	(61)
Borrowing costs	37	(d)	(27)	(20)	(18)
Investments	37	(e)	—	—	17
Retirement benefit (expense)/gain	37	(f)	(44)	(33)	1
Income tax expense	37	(g)	(85)	(63)	(10)
Employee compensation expense	37	(h)	—	—	(7)
Derivative financial instruments and hedging activities	37	(i)	192	144	(96)
CSL New World Mobility Limited (formerly Telstra CSL Limited)	37	(j)	(634)	(471)	—
Fair value / general reserve adjustments	37	(k)	—	—	5
Redundancy and restructuring provision	37	(m)	161	119	—
Mobile handset subsidies	37	(n)	—	—	64
Cumulative effect of changes in accounting principles, net of tax	37	(b)	(245)	(181)	—

Net income per USGAAP			2,473	1,838	4,204

Income statement measured and classified per USGAAP(i)

Operating revenue			22,779	16,909	22,167
Operating expenses:
Labour			4,381	3,252	3,865
Goods and services purchased (ii)			4,235	3,144	3,442
Depreciation and amortisation			4,871	3,616	3,715
Other operating expenses			4,829	3,585	4,556

Total operating expenses			18,316	13,597	15,578

Operating income			4,463	3,312	6,589
Net interest expense			(672)	(499)	(767)
Share of net gain/(loss) of jointly controlled and associated entities			5	4	(94)
Other income			387	288	232

Net income before income tax expense and minority interests			4,183	3,105	5,960
Income tax expense	37	(g)	1,465	1,086	1,756

Net income before cumulative effect adjustments			2,718	2,019	4,204
Cumulative effect of changes in accounting principles, net of tax	37	(b)	(245)	(181)	—

Net income per USGAAP			2,473	1,838	4,204

			¢	US¢	¢

Dividends paid per share per USGAAP(iii)			40.0	29.7	33.0

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)
USGAAP earnings per share

			Telstra Group
			Year ended 30 June
					Restated
			2006	2006	2005
	Note		¢	US¢	¢

Basic earnings per share before cumulative effect of change in accounting principles			22.0	16.3	33.8
Cumulative effect of change in accounting principles (net of tax):
Mobile handset subsidies	37	(b)	(1.7)	(1.3)	—
Capitalisation of pension cost	37	(b)	(0.3)	(0.2)	—

Basic earnings per share per USGAAP (cents)			20.0	14.8	33.8

Dilutive earnings per share before cumulative effect of change in accounting principles			21.9	16.3	33.7
Cumulative effect of change in accounting principles (net of tax):
Mobile handset subsidies	37	(b)	(1.7)	(1.3)	—
Capitalisation of pension cost	37	(b)	(0.3)	(0.2)	—

Diluted earnings per share per USGAAP (cents)			19.9	14.8	33.7

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures(continued)
Total comprehensive income disclosure
Total comprehensive income is calculated by adding net income and other comprehensive income.

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m

Net income per USGAAP	2,473	4,204
USGAAP other comprehensive income/(loss)	125	(273)

USGAAP total comprehensive income	2,598	3,931

Other comprehensive income/(loss) represents movements in shareholders’ equity that are not related to contributions from owners or payments to owners.

	Telstra Group
	Year ended
	30 June
	2006	2005
	$m	$m

Foreign currency translation reserve	125	(241)
Unrealised gain on available-for-sale securities, after tax of $nil (2005: $4 million decrease)	—	14
Realised gain on sale of available-for-sale securities transferred to net income, after tax of $nil (2005: $10 million decrease)	—	(46)

USGAAP other comprehensive income/(loss)	125	(273)

The reclassification from accumulated other comprehensive income/ (loss) to net income was determined on the basis of specific identification. Included within other comprehensive income for the year ended 30 June 2006 is the reclassification of $132 million from the foreign currency translation reserve to the dilution loss recognised as part of the merger between CSL and New World PCS Holdings Limited (New World Mobility). Refer to note 37(j) for further details.
In fiscal 2006, the proceeds from sales of available-for-sale equity securities was $nil (2005: $141 million).
The gain recorded as part of other comprehensive income/(loss) in relation to derivative and non derivative instruments that have been designated as hedges of the foreign currency exposure of our net investments in foreign operations for fiscal 2006 was $50 million (2005: $31 million gain).
(i) Income statement reclassifications
Various income statement items under A-IFRS have been reclassified to comply with USGAAP presentation rules. These include:
•	net gain on disposal of non current assets of $85 million (2005: $88 million) is recorded as other operating income under A-IFRS but other non-operating income for USGAAP;
•	rent from property and motor vehicles of $22 million (2005: $20 million) is recorded as other operating revenue under A-IFRS but other non-operating income for USGAAP;
•	loss on foreign currency transactions of $2 million (2005: $40 million gain) is recorded as other operating expenses under A-IFRS but other non-operating income for USGAAP;
•	miscellaneous income of $243 million (2005: $173 million) is recorded in other operating income under A-IFRS but other non- operating income for USGAAP; and
•	under A-IFRS, dealer commissions and bonuses of $493 million (2005: $711 million) are included in goods and services purchased as they are directly related to our sales revenue. Under USGAAP they are classified as other operating expenses.
(ii) Goods and services purchased
Cost of sales includes both direct and indirect costs involved in the sale of the Company’s goods and services. For a service company this would commonly include depreciation and other indirect costs associated with the provision of services. However, we do not report our costs according to this description and classify all of our expenses according to the nature of the expense, referred to as “goods and services purchased” in relation to the sale of goods and services.
Goods and services purchased mainly comprises:
•	network service capacity from external communication service providers;
•	mobile handsets sold to customers;
•	cost of goods sold (other than mobile handsets); and
•	directory paper costs.
Goods and services purchased does not equate to cost of sales due to the non inclusion of depreciation and other indirect costs associated with the provision of our telecommunications services.
(iii) Dividends paid per share
Dividends paid per share for USGAAP includes TESOP97 and TESOP99 options outstanding as issued shares. Refer to note 37(h).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)

			Telstra Group
			As at 30 June
					Restated
			2006	2006	2005
	Note		$m	US$m	$m

Reconciliation of shareholders’ equity to USGAAP

A-IFRS shareholders’ equity per balance sheet			12,832	9,525	13,658

Cumulative adjustments required to agree with USGAAP
Property, plant and equipment	37	(c)	(203)	(151)	(177)
Borrowing costs	37	(d)	543	403	570
Investments	37	(e)	(63)	(47)	(63)
Minority interests(iii)			(246)	(183)	(2)
Retirement benefits	37	(f)	(1,242)	(921)	(193)
Income tax	37	(g)	255	189	(59)
Derivative financial instruments and hedging activities	37	(i)	(195)	(145)	(370)
CSL New World Mobility Limited (formerly Telstra CSL Limited)	37	(j)	(56)	(42)	542
Fair value / general reserve adjustments	37	(k)	(54)	(40)	(54)
Goodwill and other intangible asset adjustments	37	(l)	71	53	41
Redundancy and restructuring provision	37	(m)	161	120	—
Mobile handset subsidies	37	(n)	—	—	303

Shareholders’ equity per USGAAP			11,803	8,761	14,196

Balance sheet measured and classified per USGAAP

Current assets
Cash and cash equivalents	10		689	511	1,548
Receivables			3,701	2,747	3,515
Inventories	12		224	166	232
Deferred tax asset	37	(g)	376	279	294
Other assets			243	181	249

Total current assets			5,233	3,884	5,838

Non current assets
Receivables			121	90	65
Derivative financial instruments			214	159	369
Inventories	12		20	15	15
Investments — accounted for using the equity method			27	20	52
Property, plant and equipment			50,632	37,584	48,380
Accumulated depreciation of property, plant and equipment			(26,663)	(19,792)	(25,037)
Goodwill, net			2,087	1,549	2,618
Other intangible assets, net			4,101	3,044	4,662
Prepaid pension assets	37	(f)	5	4	78

Total non current assets			30,544	22,673	31,202

Total assets			35,777	26,557	37,040

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)

			Telstra Group
			As at 30 June
					Restated
			2006	2006	2005
	Note		$m	US$m	$m
Balance sheet measured and classified per USGAAP (continued)

Current liabilities
Payables			3,570	2,650	2,766
Borrowings — short term debt			1,583	1,175	463
Borrowings — long term debt due within one year			401	298	1,061
Income tax payable			428	318	534
Provisions	19		662	491	421
Other current liabilities			1,187	881	1,150

Total current liabilities			7,831	5,813	6,395

Non current liabilities
Payables			112	83	257
Derivative financial instruments			525	390	859
Borrowings — long term debt			11,734	8,710	11,641
Deferred tax liability	37	(g)	1,971	1,463	2,300
Provisions			888	659	894
Accrued pension liability	37	(f)	172	128	—
Other non current liabilities			495	367	496

Total non current liabilities			15,897	11,800	16,447

Total liabilities			23,728	17,613	22,842

Minority interests(iii)	23		246	183	2

Net assets			11,803	8,761	14,196

Shareholders’ equity
Share capital - 12,443,074,357 shares issued at 30 June 2006 (2005: 12,443,074,357 shares) (i)	21		5,793	4,300	5,793
Share loan to employees - 55,104,025 shares at 30 June 2006 (2005: 60,378,525 shares)	21		(130)	(96)	(154)
Shares held by employee share plan trusts - 17,931,918 shares at 30 June 2006 (2005: 20,216,091 shares)			(99)	(73)	(113)
Additional paid in capital from employee share plans			390	289	395

Total share capital			5,954	4,420	5,921

Accumulated other comprehensive loss (ii)			(604)	(448)	(729)
Retained earnings			6,453	4,789	9,004

Total shareholders’ equity			11,803	8,761	14,196

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)
(i) Share capital
Number of shares issued includes shares issued to employees under share loans and shares held by employee share plan trusts. Net balance of shares issued and outstanding at 30 June 2006 is 12,370,038,414 shares (2005: 12,362,479,741 shares).
(ii) Accumulated other comprehensive loss
Accumulated other comprehensive loss, net of related tax, for USGAAP consists of the following components:

	Telstra Group
	As at 30 June
	2006	2005
	$m	$m
Foreign currency translation reserve	(591)	(716)

Derivative financial instruments	(19)	(19)
(tax effect)	6	6

	(13)	(13)

Accumulated other comprehensive loss (net of tax)	(604)	(729)

As part of the merger between CSL and New World Mobility, $132 million was reclassified from accumulated other comprehensive loss to the dilution loss recognised on the merger. Refer to note 37(j) for further details.
(iii) Minority interest
Under A-IFRS, minority interests are presented within equity, but separate from the parent shareholders’ equity. Under USGAAP, minority interests are presented outside equity, in between liabilities and equity. The effect of this adjustment has been disclosed in the reconciliation of shareholders’ equity to USGAAP.
37(a) Immaterial adjustments to previously reported USGAAP amounts
As discussed in note 36, we have adopted A-IFRS from 1 July 2005. This adoption required us to restate our financial information for the year ended 30 June 2005 to comply with A-IFRS. As part of this process, a number of immaterial adjustments have been made to our previously reported USGAAP amounts. As such we have restated certain USGAAP financial measures for the year ended 30 June 2005. The impact of these adjustments is as follows:

Telstra Group
30 June 2005
$m

Reconciliation of net income
Net income per USGAAP — as previously reported	4,172
Adjustments:
- Hong Kong 3G spectrum licence	(5)
- Reach committed capex liability	(90)
- Operating leases	(11)
- Functional currency	11
- Income taxes	123
- Tax effect of above adjustments	4

Net income per USGAAP — restated	4,204

cents per
share
Basic earnings per share per USGAAP — as previously reported	33.6
Basic earnings per share per USGAAP — restated	33.8
Diluted earnings per share per USGAAP — as previously reported	33.5
Diluted earnings per share per USGAAP — restated	33.7

Reconciliation of shareholders’ equity	$m

Shareholders’ equity per USGAAP — as previously reported	14,367
Adjustments:
- Hong Kong 3G spectrum licence	14
- Reach committed capex liability	(93)
- Operating leases	(34)
- Income taxes	(58)

Shareholders’ equity per USGAAP — restated	14,196

Hong Kong 3G spectrum licence
Our subsidiary in Hong Kong, HKCSL, has a licence to utilise 3G spectrum in Hong Kong until 2016. As part of this licence agreement, HKCSL are required to make annual payments for the right to use this spectrum. Under previous AGAAP we expensed these payments as incurred and historically we have not recorded a USGAAP adjustment for this licence.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)
Hong Kong 3G spectrum licence (continued)
However, under USGAAP this licence should have been capitalised as an intangible asset on acquisition, based on the present value of the expected future payments, with a corresponding liability also recorded.
The adjustment to decrease net income per USGAAP for the year ended 30 June 2005 of $5 million is a result of additional amortisation of $5 million and an increase in net interest expense of $4 million associated with the unwinding of the present value discount, offset by a decrease in other operating expenses of $4 million due to the reversal of the licence payments expense.
The increase in shareholders’ equity per USGAAP as at 30 June 2005 of $14 million represents an increase in intangible assets ($108 million), a decrease in property, plant and equipment ($24 million), an increase in current and non-current payables ($2 million and $87 million respectively) and a decrease in deferred tax liabilities ($19 million).
Due to the adoption of A-IFRS there is no longer a USGAAP adjustment for this 3G spectrum licence. Refer to note 36(k).
Reach committed capex liability
During fiscal 2005, we agreed to fund the committed capital expenditure of our jointly controlled entity Reach, together with our co-shareholder PCCW Limited, for the period until 2022. Our share of this commitment was disclosed as a contingent liability under previous AGAAP and a USGAAP adjustment was recorded in our 30 June 2005 financial statements to recognise additional equity accounted losses only to the extent of our actual payments under the commitment to 30 June 2005.
However, under USGAAP we were required to recognise additional equity accounted losses in Reach for our entire capital expenditure commitment, not just the amount paid. This adjustment has given rise to an additional $88 million of equity accounted losses and an additional $2 million of interest expense for the year ended 30 June 2005.
The decrease in shareholders’ equity per USGAAP as at 30 June 2005 of $93 million represents an increase in current and non-current provisions of $32 million and $58 million respectively and a decrease in investments accounted for using the equity method of $3 million.
Due to the adoption of A-IFRS there is no longer a USGAAP adjustment for our commitment to Reach. Refer to note 36(i).
Operating leases
Under previous AGAAP we expensed our operating lease payments as incurred and in our previously published financial statements we did not record a USGAAP adjustment to recognise operating lease expenses on a straight line basis. The impact of this adjustment is an increase to other operating expenses of $11 million for the year ended 30 June 2005. Non-current payables increased by $48 million and deferred tax liability decreased by $14 million as at 30 June 2005.
Due to the adoption of A-IFRS there is no longer a USGAAP adjustment for operating leases. Refer to note 36(e).
Functional currency
During the assessment of the functional currency for each of our overseas operations as part of our adoption of A-IFRS, we discovered that the functional currency of Telstra Global Limited under USGAAP was incorrect. This restatement has resulted in a decrease in other operating expenses of $11 million for the year ended 30 June 2005, with a corresponding increase in other comprehensive income.
Due to the adoption of A-IFRS there is no longer a USGAAP adjustment for the functional currency of our overseas operations. Refer to note 36(g).
Income taxes
In our 30 June 2005 financial statements, the USGAAP adjustment to net income for income taxes has been adjusted by $123 million due to the following:
•	adjusting the tax effect of our USGAAP adjustments for property, plant and equipment, resulting in a decrease in tax expense of $44 million;
•	adjustment to the deferred tax on our investments accounted for using the equity method, resulting in a decrease in tax expense of $93 million; and
•	not appropriately recognising deferred taxes for various balances, including intangible assets recognised on acquisitions, resulting in a $14 million increase in tax expense.
The majority of these adjustments to tax expense have arisen as a result of the related deferred tax balances being written off under USGAAP during the year ended 30 June 2005. However, with the adoption of A-IFRS these adjustments were recorded in the A-IFRS opening transition balance sheet at 1 July 2004. As such, the different timing of recording these adjustments for A-IFRS and USGAAP purposes has resulted in the majority of these adjustments. The decrease in shareholders’ equity for USGAAP as at 30 June 2005 of $58 million represents a decrease in goodwill of $6 million and an increase in deferred tax liability of $52 million. Accumulated other comprehensive income was also reduced by $26 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)
37(b) Changes in accounting principles under USGAAP
Mobile handset subsidies
We previously deferred subsidies on mobile handset sold as part of a bundled arrangement under USGAAP. This was based on the fact that the revenue allocated to subsidised handsets in accordance with EITF 00-21 “Revenue Arrangements with Multiple Deliverables” (EITF 00-21), is contingent upon the delivery of the contracted services and is therefore recognised over the expected customer contract life. As such we previously recognised the subsidised cost of the handsets on a similar basis.
From 1 July 2005, we have changed our accounting principle to expense handset subsidies as incurred. This change was adopted in order to ensure consistency with the accounting principle we have elected to adopt under A-IFRS. Furthermore, this change in principle treats the handset as a separate deliverable from a cost viewpoint which is consistent with the principles of EITF 00-21.
This change in accounting principle has resulted in the write off of $303 million of previously deferred handset subsidies as at 1 July 2005, with an adjustment to deferred tax liability of $91 million.
Capitalisation of pension cost
Historically we have recorded a USGAAP adjustment to recognise an expense (or benefit) for the defined benefit plans that we sponsor (refer to note 37(f)). From 1 July 2005 we have changed our accounting principle to capitalise a portion of our pension cost/benefit under USGAAP, where that cost/benefit is attributable to employees who are directly engaged in the construction of our property, plant and equipment, for the period of time that those employees spend on the construction work. Previously we have not capitalised a portion of this cost/benefit.
This change in accounting principle is preferable as the pension cost/ benefit is considered an additional labour cost and this change would ensure consistency with how we treat other labour costs. It is also consistent with our accounting principle under A-IFRS.
This change has resulted in a decrease to property, plant and equipment on 1 July 2005 of $47 million, with an associated increase in deferred tax liability of $14 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP
37(c) Property, plant and equipment
Revaluations
Certain items of property, plant and equipment had been previously revalued under A-IFRS. Revaluations of property, plant and equipment are not allowed under USGAAP, except for permanent impairments. As such we have reversed previously revalued property, plant and equipment to historical cost for USGAAP purposes.
Under A-IFRS, we have deemed the carrying value of our property, plant and equipment to be cost and as such we no longer revalue property, plant and equipment.
Depreciation expense and disposal gains or losses under A-IFRS are based on the recorded amount of the asset and are therefore higher (or lower for disposal losses) for assets that had been previously revalued upwards. Depreciation expense and disposal gains and losses have been adjusted to reflect amounts based on the original cost of the asset for USGAAP.
Impairment loss reversal — Hybrid Fibre Coaxial (HFC) cable network
In fiscal 1997, we wrote down the value of our HFC cable network by $587 million. This writedown continues to be reflected in the HFC network’s carrying value under A-IFRS. Under USGAAP, the initial future undiscounted cash flows derived from our HFC network were greater than the recorded value and continue to be as at 30 June 2006. As a result, the writedown has been reversed for USGAAP.
Depreciation expense has also been increased under USGAAP due to the higher asset value.
Indirect costs
Before 1 July 1996, we expensed all indirect costs as incurred. Under USGAAP, those indirect costs associated with operations and management personnel directly involved in the construction of our communication assets have been systematically allocated and recorded as part of the cost of those assets and depreciated accordingly.
From 1 July 1996, we changed our accounting policy in relation to indirect cost capitalisation to be consistent with USGAAP.
Sale of property sold as part of a sale and lease back transaction
In fiscal 2003, we sold certain land and buildings under a sale and leaseback arrangement. The net gain on the sale was recognised in net income.
Under USGAAP, the gains made on the sale of land and buildings as part of the sale and leaseback transaction were deferred and are currently being recognised over the period of the underlying leases. The original gain deferred for USGAAP was $177 million.
Purchase of radio access network (RAN) assets
In fiscal 2005, we entered into an arrangement with Hutchison 3G Australia Pty Ltd (H3GA) to jointly own and operate H3GA’s existing third generation RAN assets and fund future network development. The purchase consideration for our share of the RAN assets was $447 million, payable over 2 years.
Under A-IFRS, the purchase consideration was discounted using an asset specific discount rate. Under USGAAP, an incremental borrowing rate was used to discount the purchase consideration. The difference in the discount rate has resulted in a higher asset value and depreciation expense under USGAAP, offset by lower borrowing costs associated with the unwinding of the discount.
Refer to note 37(e) for further information on the 3G Partnership.
Summary of property, plant and equipment adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Revaluations	6	6	(593)	(599)
HFC cable network	(23)	(25)	144	167
Indirect costs	(39)	(60)	342	381
Sale and leaseback	18	18	(108)	(126)
RAN assets	12	—	12	—

	(26)	(61)	(203)	(177)

37(d) Borrowing costs
Under A-IFRS, we expense all borrowing costs when incurred. Under USGAAP, borrowing costs relating to the construction of property, plant and equipment and software developed for internal use are recorded as part of the asset cost. The capitalised borrowing costs also result in higher depreciation expense under USGAAP.
For USGAAP purposes, we have capitalised borrowing costs with a net book value of $543 million as at 30 June 2006 (2005: $570 million). Additional depreciation and disposals of $108 million (2005: $108 million) have been recorded for the year ended 30 June 2006, offset by a decrease in interest expense of $81 million (2005: $90 million).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(e) Investments
3GIS Partnership
The 3GIS Partnership was established to operate the third generation radio access network (RAN) as discussed in note 37(c). The partners each made an initial investment of $1 but provide additional capital as required in the form of interest-free loans.
Under A-IFRS, we recognise our share of the RAN assets held by the partnership within property, plant and equipment. Expenses incurred by the partnership are on-charged to the partners in equal proportion.
Under USGAAP, we account for the 3GIS Partnership using the equity method. As such, the interest-free loans are considered to form part of the investment in the partnership, and we record our share of the partnership’s results against this investment.
PCCW Limited (PCCW) Converting Note
Under A-IFRS, our converting note issued by PCCW was carried at face value, with adjustments for accrued interest and foreign exchange movements recorded in the income statement in operating expenses. Under USGAAP, the instrument was classified as an available-for-sale security with changes in fair value being recorded in other comprehensive income.
On 30 June 2005, the note expired and was redeemed for $76 million. Under USGAAP, the balance recorded in other comprehensive income was transferred to net income on redemption.
Reach Ltd (Reach)
In fiscal 2001, as a part of the strategic alliance with PCCW, a jointly controlled entity, Reach, was formed through the combination of our international wholesale business and certain other wholesale assets together with certain PCCW assets.
Under USGAAP, this investment was recorded at the net book value of the assets and liabilities transferred, reduced by the amount of cash received. This resulted in a negative carrying value, with the excess credit being recognised as an adjustment to the amount of goodwill on other components of the interdependent transactions — in this case a reduction in the goodwill of CSL (refer to note 37(l)).
As at 31 December 2002, we wrote down the entire carrying amount of our investment in Reach under both A-IFRS and USGAAP, which eliminated most of the USGAAP difference previously reported for Reach.
For both A-IFRS and USGAAP we ceased equity accounting our investment in Reach in fiscal 2003 due to the investment, including other non-participating interests in Reach, being written down to zero.
Summary of investment adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

3GIS partnership	—	27	27	27
PCCW converting note	—	(10)	—	—
Reach Ltd	—	—	(90)	(90)

	—	17	(63)	(63)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(f) Retirement benefits
Under USGAAP, our defined benefit plans are accounted for under Statement of Financial Accounting Standards No. 87 (SFAS 87) “Employers’ Accounting for Pensions”. While the requirements of this standard are broadly consistent with our policy under A-IFRS (refer note 2.24), there are a number of key differences.
Under A-IFRS, actuarial gains and losses are recognised directly in retained earnings. Under USGAAP, the recognition of certain gains and losses is delayed. Aggregated unrecorded gains and losses exceeding 10% of the greater of the aggregated projected benefit obligation or the market value of the plan assets are amortised over the average expected service period of active employees expected to receive benefits under the plan.
Under USGAAP, future investment and contribution taxes of the fund are not taken into account, with only current taxes reflected in the measurement of the net periodic pension cost and prepaid pension asset.
Based on industry practice in Australia, under A-IFRS the defined benefit asset is adjusted for the estimated impact of future investment and contribution taxes of the fund, which are considered part of the ultimate cost to settle the obligation. Future investment tax is taken into account through an adjustment to the discount rate, while a separate tax reserve is created to take into account future contribution tax benefits.
Due to a change in accounting principle we now capitalise a portion of the net period pension cost under USGAAP (refer to note 37(b)), consistent with our policy under A-IFRS. However, under A-IFRS we have only applied this policy from 1 July 2004, our transition date to A-IFRS. Under USGAAP, we have adjusted our property, plant and equipment to reflect this policy as if it had always been applied. Furthermore, differences in the pension cost have lead to differences in amounts capitalised. These differences between A-IFRS and USGAAP have an ongoing impact on depreciation and amortisation.
Presented below are the disclosures required by USGAAP that are different from A-IFRS. These disclosures have been prepared with respect to only the defined benefit components of our pension plans.

	Telstra Group
	Year ended 30 June
	2006	2006	2005
	$m	US$m	$m

Net periodic pension cost
The components of net periodic pension cost for our defined benefit plans are as follows:

Service cost on benefits earned	214	159	200
Interest cost on projected benefit obligation	226	168	223
Expected return on assets	(333)	(247)	(317)
Expenses and taxation	16	12	16
Member contributions for defined benefits	(20)	(15)	(21)
Transfer of funds to defined contribution plan (i)	93	69	78
Curtailment loss	58	43	—
Settlement gain	(7)	(5)	(4)

Net periodic pension cost per USGAAP	247	184	175
Net periodic pension cost per A-IFRS	182	136	201
Net impact on net income due to different pension cost capitalised	21	15	(25)

Total USGAAP adjustment	44	33	(1)

We used the following major assumptions to determine net periodic pension cost/(benefit) under USGAAP :
Discount rate	5.98%	5.98%	5.99%
Expected rate of increase in future salaries	3.02%	3.02%	3.97%
Expected long-term rate of return on assets	7.00%	7.00%	7.50%

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(f) Retirement benefits (continued)

	Telstra Group
	Year ended 30 June
	2006	2006	2005
	$m	US$m	$m

Projected benefit obligations

Reconciliation of change in projected benefit obligation
Projected benefit obligation at beginning of year	3,964	2,942	3,540
Service cost	214	159	200
Interest cost	226	168	223
Member contributions	7	5	4
Benefit payments (i)	(715)	(531)	(69)
Curtailment loss	58	43	—
Foreign currency exchange rate changes	2	1	(7)
Actuarial (gain)/loss	(379)	(281)	73

Projected benefit obligation at end of year per USGAAP	3,377	2,506	3,964

We used the following major assumptions to determine benefit obligations under USGAAP:
Discount rate	5.98%	5.98%	5.48%
Expected rate of increase in future salaries	3.02%	3.02%	3.99%

Accumulated benefit obligation at end of year	2,374	1,762	2,472

Plan assets

Reconciliation of change in fair value of plan assets
Fair value of plan assets at beginning of year	4,519	3,354	4,302
Actual return on plan assets	825	612	360
Transfer of funds to defined contribution plan (i)	(93)	(69)	(78)
Employer contributions	3	2	3
Member contributions for defined benefits	20	15	21
Transfers/member contributions for accumulation benefits	7	5	4
Benefit payments (i)	(715)	(531)	(69)
Plan expenses	(16)	(12)	(17)
Foreign currency exchange rate changes	2	1	(7)

Fair value of plan assets at end of year per USGAAP	4,552	3,377	4,519

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(f) Retirement benefits (continued)

	Telstra Group
	Year ended 30 June
	2006	2006	2005
	$m	US$m	$m

Reconciliation of funded status of plan
Projected benefit obligation	(3,377)	(2,506)	(3,964)
Plan assets at fair value	4,552	3,377	4,519

Funded status	1,175	871	555
Unrecognised net transition liability	4	3	4
Unrecognised net actuarial gain	(1,346)	(998)	(481)

Pension (liability)/asset per USGAAP	(167)	(124)	78
Prepaid pension asset per A-IFRS	1,029	764	247
Differences in pension cost capitalised	46	33	24

Total USGAAP adjustment	(1,242)	(921)	(193)

(i)	Benefits payments include payments out of the defined benefit plan into the defined contribution plan.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(g) Income tax
Under A-IFRS, we apply the balance sheet liability method of accounting for deferred taxes, which is broadly consistent with Statement of Financial Accounting Standards No. 109 (SFAS 109) “Accounting for Income Taxes”.
Our other USGAAP adjustments disclosed in note 37 have amended the carrying values of certain assets and liabilities under USGAAP and has resulted in an adjustment to the deferred tax balances.
Under A-IFRS, deferred taxes that arise on the initial recognition of an asset or liability are not recognised where the transaction is not a business combination and affects neither accounting profit nor taxable profit at the time of the transaction. USGAAP contains no such exemption and as such additional deferred tax balances have been recognised for USGAAP.
We have a number of intangible assets with an indefinite life, most notably our Trading Post mastheads. Under A-IFRS, the tax base used in the deferred tax calculation is the asset’s disposal value. It is assumed that the accounting carrying value will only be consumed upon disposal due to the fact that these intangible assets are not being amortised for accounting purposes.
However, under USGAAP the tax base used in the deferred tax calculation is the depreciable tax value, which is generally nil for these assets. This is because the intangible assets are not being specifically held for disposal and therefore the disposal value cannot be used for USGAAP purposes. This has resulted in an increase in deferred tax liability for USGAAP, with a corresponding increase in goodwill.
For A-IFRS, we classify all deferred tax balances as non current. For USGAAP, the classification between current and non current is based on the balance sheet classification of the underlying net current and non current asset or liability. Where there is no underlying asset or liability the classification is based on when the temporary difference is expected to reverse. The effect of this has been disclosed in the balance sheet measured and classified per USGAAP.
Summary of income tax adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Initial recognition exemption	(7)	1	(43)	(35)
Indefinite life intangibles	—	—	8	8
Property, plant and equipment (note 37(c))	10	18	68	58
Borrowing costs (note 37(d))	7	4	(157)	(164)
Investments (note 37(e))	(3)	(5)	(5)	(2)
Retirement benefits (note 37(f))	14	(2)	373	56
Derivatives and hedging (note 37(i))	(58)	29	59	111
CSL New World Mobility (note 37(j))	—	(33)	—	—
General reserve (note 37(k))	—	(3)	—	—
Redundancy and restructuring (note 37(m))	(48)	—	(48)	—
Mobile handset subsidies (note 37(n))	—	(19)	—	(91)

	(85)	(10)	255	(59)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(g) Income tax (continued)

	Telstra Group
	As at 30 June
	2006	2006	2005
	$m	US$m	$m

Deferred tax assets
Foreign exchange translation, hedge and other finance costs	58	43	117
Employee entitlements	268	199	281
Revenue received in advance	148	110	130
Provisions	164	122	64
Trade and other payables	57	42	38
Accrued pension liability	68	50	—
Tax losses	291	216	230
Other	78	58	23

Total gross deferred tax assets under USGAAP	1,132	840	883
Valuation allowance	(185)	(137)	(161)

Total net deferred tax assets under USGAAP	947	703	722

Deferred tax liabilities
Property, plant and equipment	2,047	1,520	2,003
Prepaid pension asset	—	—	23
Intangible assets	495	367	611
Mobile handset subsidies	—	—	91

Total deferred tax liabilities under USGAAP	2,542	1,887	2,728

Net deferred tax liability under USGAAP	(1,595)	(1,184)	(2,006)
Net deferred tax liability under A-IFRS	1,703	1,264	1,802

Difference	108	80	(204)

Reported as follows for the USGAAP balance sheet:
Net current deferred tax asset	376	279	294
Net non current deferred tax liability	(1,971)	(1,463)	(2,300)

	(1,595)	(1,184)	(2,006)

As at 30 June 2006, our foreign operations have operating loss carryforwards of $291 million of which $9 million will expire in 2027. The remaining balance does not have an expiration date. We have established a valuation allowance of $185 million to provide for the operating loss carryforward due to our uncertainty over our ability to utilise these operating loss carryforwards.
As at 30 June 2005, our foreign operations have operating loss carryforwards of $230 million of which $13 million will expire in fiscal year 2027. We have established a valuation allowance of $161 million to provide for the operating loss carryforward due to our uncertainty over our ability to utilise these operating loss carryforwards

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(g) Income tax (continued)
The following table represents the domestic and foreign components of net income before income tax expense and minority interests and income tax expense/(benefit), calculated in accordance with USGAAP:

	Telstra Group
	Year ended / As at 30 June
	2006	2006	2005
	$m	US$m	$m

Net income before income tax expense and minority interests consists of:
Domestic	4,829	3,586	5,940
Foreign	(646)	(481)	20

Net income before income tax expense and minority interest	4,183	3,105	5,960

Income tax expense/(benefit) consists of:
Current:
Domestic	1,785	1,325	1,718
Foreign	15	11	22

Total current income tax expense	1,800	1,336	1,740

Deferred:
Domestic	(326)	(243)	22
Foreign	(9)	(7)	(6)

Total deferred income tax expense/(benefit)	(335)	(250)	16

Income tax expense, net	1,465	1,086	1,756

Actual income tax expense differs from the amounts computed by applying the statutory Australian income tax rate of 30% to net income before income tax expense and minority interests. The following table represents the reconciliation of the expected income tax expense to actual income tax expense:

	Telstra Group
	Year ended / As at 30 June
	2006	2006	2005
	$m	US$m	$m

Expected income tax expense	1,255	931	1,788

(Decrease)/increase in income taxes resulting from:
Effect of different rates of tax on overseas income	(19)	(14)	(11)
Non assessable and non deductible items	88	64	(23)
Cumulative effect of changes in accounting principles	105	78	—
Under/(over) provision of tax in prior years	36	27	2

Actual income tax expense for USGAAP	1,465	1,086	1,756

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(h) Employee share plans and compensation expenses
Our employee and executive share plans are described in note 31.
As at 1 July 2005 for USGAAP purposes, we have adopted Statement of Financial Accounting Standards No. 123 Revised (SFAS 123R), “Share-Based Payment” using the modified prospective application method. This standard requires entities to recognise an expense for the issue of employee stock options and similar awards based on their fair value on the grant date and recognised over the associated service period, which is usually the vesting period. However there is no financial statement effect for us upon adoption of SFAS 123R, as we previously adopted the fair value method of valuing employee stock options and similar awards under SFAS No. 123, “Accounting for Stock Based Compensation”.
Under A-IFRS, we have adopted AASB 2 “Share-based Payment” which is broadly consistent with SFAS 123R. As permitted under A-IFRS and described in note 31, we have elected to apply AASB 2 only to equity instruments granted after 7 November 2002, which have not vested as at 1 January 2005. Therefore a USGAAP adjustment is still required to record the compensation expense for equity instruments issued prior to 7 November 2002.
As a result of this adjustment, we have recorded nil compensation expense for the year ended 30 June 2006 in the reconciliation of net income to USGAAP (2005: $7 million).
37(i) Derivative financial instruments and hedging activities
Our risk management policies and objectives of entering into derivative financial instruments have been disclosed in note 35, “Financial and capital risk management.”
As permitted on the first-time adoption of A-IFRS, the Company elected to not restate comparative information for financial instruments within the scope of AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139). Therefore, for the year end 30 June 2005 the fair value of derivatives were not recorded under A-IFRS. Beginning 1 July 2005, derivative financial instruments are recognised and measured at fair value.
Under USGAAP, certain derivative instruments are designated as fair value hedges. The gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, is recognised in other income/expense as part of net income during the period of the change in fair values.
Under A-IFRS, the same derivative instruments are designated as cash flow hedges. The effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognised in other income/ expense as part of net income during the period of change.
We enter into forward foreign exchange contracts to hedge certain firm commitments denominated in foreign currencies relating to our capital expenditure programs. Under A-IFRS, realised gains and losses on termination of these hedges are recognised as a net cost of the equipment acquired.
We do not designate specific forward foreign exchange contracts as hedges under USGAAP. As a result, changes in fair value of the forward foreign exchange contracts are required to be recognised in net income for USGAAP purposes. We have recorded a marked to market adjustment in other income per USGAAP for the forward foreign exchange contracts outstanding at 30 June 2006.
As a result of the change in the capital expenditure foreign exchange contract rates, we also recorded an adjustment to increase fixed assets and depreciation expense. Additionally, another adjustment to other income per USGAAP was recorded to reverse net realised foreign exchange gains/losses capitalised in property, plant and equipment under A-IFRS.
We enter into interest rate swaps to manage our exposure to interest rate risk relating to our outstanding short-term commercial paper. We do not designate the interest rate swaps used to manage our interest rate exposure as hedges under USGAAP. As a result, changes in the fair values of these interest rate swaps are required to be included in the reconciliation of net income to USGAAP. We have recorded a marked to market adjustment in other income under USGAAP for changes in fair value of interest rate swap contracts outstanding at the fiscal year end.
We enter into cross currency interest rate swaps to hedge our exposure to the risk of overall changes in fair value relating to interest rate and foreign currency risk of our foreign currency borrowings. The ineffective portion of our hedging instruments (inclusive of the time value of money) is taken to other income/expense.
Under USGAAP we record our derivative instruments on a net basis by counterparty where a master netting agreement is in place. Under A-IFRS we are precluded from netting our derivative instruments by counterparty in the balance sheet.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(i) Derivative financial instruments and hedging activities (continued)
Summary of derivative financial instruments and hedging activities adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Forward foreign exchange contracts	1	2	3	2
Interest rate swaps	21	(85)	—	(163)
Cross currency interest rate swaps	(214)	(13)	(198)	(209)

	192	(96)	(195)	(370)

37(j) CSL New World Mobility Limited (formerly Telstra CSL Limited (CSL))
Original acquisition
Under previous AGAAP, acquisition costs of $999 million were written off on acquisition of CSL in January 2001. USGAAP did not allow such a write-off, as it could not be supported by an analysis of the undiscounted cash flows of the entity. Accordingly, the goodwill write-off was reversed and is carried forward as a difference in the reconciliation of shareholders’ equity to USGAAP.
USGAAP adjustments were also recorded on the acquisition of CSL for the following:
•	losses of $30 million on the hedge of the purchase of CSL were included in the cost of acquisition under previous AGAAP, but were recognised in net income under USGAAP; and

•	recognition of a deferred tax asset of $33 million under USGAAP associated with fair value acquisition adjustments, with a corresponding decrease to goodwill. This deferred tax asset was realised in fiscal 2005.
Goodwill impairment
On 31 March 2006, we merged the CSL Group with the mobile operations of New World PCS Holdings Limited and its controlled entities (New World Mobility Group) to form the CSL New World Mobility Group. Our carrying value of goodwill under USGAAP for CSL has historically been higher than under A-IFRS due to the USGAAP adjustments on original acquisition, and the merger transaction indicated that a pre-existing impairment under USGAAP existed in CSL.
We performed an impairment test on our goodwill balance in CSL prior to recording the merger and as a result we recognised an impairment loss in our net income per USGAAP. The fair value of CSL for the purposes of the impairment test was calculated using a discounted cash flow technique.
Historically under USGAAP, we have recorded impairment losses of $394 million. These impairment losses were based on a discounted cash flow technique used to calculate the fair value of CSL.
New World Mobility merger
Under the merger agreement, CSL issued new shares to New World Mobility Holdings Limited for 100% of the issued capital of the New World Mobility Group and $44 million cash. The issue of new shares diluted our ownership interest in the merged group to 76.4%.
Under A-IFRS, a dilution gain was recognised directly in equity, being the difference between the fair value of the interest acquired in the New World Mobility Group and the carrying value of the diluted interest in the merged group, including any foreign currency translation reserve balance.
Due to the USGAAP impairment recorded in CSL goodwill just prior to the merger transaction, the carrying value of CSL at the date of the merger was lower under USGAAP compared to A-IFRS. Furthermore, the foreign currency translation reserve balance associated with CSL under USGAAP at the date of the merger was significantly higher than the balance under A-IFRS due to the USGAAP adjustments described in note 37(l). This lead to us recording a dilution loss on the merger under USGAAP primarily due to the reclassification of $132 million from accumulated other comprehensive loss. This dilution has been recorded directly in equity for USGAAP purposes.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(j) CSL New World Mobility Limited (continued)
Summary of CSL New World Mobility adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Original acquisition	—	—	936	936
Goodwill impairment	(634)	—	(1,028)	(394)
New World Mobility merger	—	—	36	—

	(634)	—	(56)	542

37(k) Fair value and general reserve adjustments
Under A-IFRS, we recorded a reserve of $54 million on the acquisition of a controlling interest in TelstraClear Limited in December 2001, representing our share of the fair value adjustments attributed to our previous equity accounted ownership interest. Under USGAAP this reserve adjustment was offset against goodwill.
Under A-IFRS, the effect of dilutions of ownership due to equity transactions conducted by third parties are recorded in a reserve. Under USGAAP, this is treated as a sale of ownership interest and taken to net income. For the year ended 30 June 2006, the adjustment to net income was $nil (2005: $5 million gain).
37(l) Goodwill and other intangible asset adjustments
Under both A-IFRS and USGAAP, goodwill is not amortised but reviewed for impairment annually, or more frequently if certain indicators or triggers arise. However, we ceased amortising goodwill under USGAAP from 1 July 2002 but did not cease amortisation under A-IFRS until 1 July 2004. As such we continue to record a historical USGAAP adjustment.
Under both A-IFRS and USGAAP, goodwill in foreign controlled entities is denominated in the functional currency of the foreign operation, with translation adjustments recorded in equity. Where there is a difference between the A-IFRS and USGAAP balance of goodwill, an adjustment is also made to the translation effect. Furthermore, on transition to A-IFRS we reset our foreign currency translation reserve to zero, which has been reversed for USGAAP purposes.
Summary of goodwill and other intangible asset adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Amortisation difference	—	—	229	229
Translation differences of goodwill in foreign operations	—	—	(158)	(188)

	—	—	71	41

Intangible assets subject to amortisation
Our intangible assets still subject to amortisation are brandnames, customer bases, patents, trademarks and licences. The carrying amount of these intangibles are disclosed in note 15. The following table represents the estimated aggregate amortisation expense for these intangible assets which are still amortised under USGAAP:

	Telstra Group
	Year ended 30 June
	2007	2008	2009	2010	2011
	$m	$m	$m	$m	$m

Estimated aggregate amortisation expense	169	141	107	104	102

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(l) Goodwill and other intangible asset adjustments (continued)
The following table is a reconciliation of the carrying amount of our goodwill under USGAAP by reportable segment:

Telstra Group
	Telstra
	Enterprise &	Telstra
	Government	International	Sensis	Other	Total
	$m	$m	$m	$m	$m

Carrying amount of goodwill (USGAAP) at 30 June 2004	83	1,962	235	1	2,281
Additional goodwill recognised	360	2	153	4	519
Foreign currency translation adjustment	(6)	(176)	—	—	(182)

Carrying amount of goodwill (USGAAP) at 30 June 2005	437	1,788	388	5	2,618
Additional goodwill recognised	4	287	33	—	324
Disposals	(4)	(272)	—	—	(276)
Foreign currency translation adjustment	—	55	—	—	55
Impairment losses	—	(634)	—	—	(634)

Carrying amount of goodwill (USGAAP) at 30 June 2006	437	1,224	421	5	2,087

37(m) Redundancy and restructuring
The principal difference between A-IFRS and USGAAP with respect to accruing for restructuring costs is that A-IFRS places emphasis on the recognition of the costs of the exit plan as a whole whereas USGAAP requires that each type of cost be examined individually to determine when it may be accrued. The differences are primarily related to the timing of the recognition of restructuring costs.
As a result we have recorded an adjustment of $46 million to reduce the provision related to contractual obligations. Under USGAAP, a liability is incurred for contractual obligations when the Company ceases using the right conveyed by the contract. As of 30 June 2006, the Company has not ceased using the rights conveyed by these contracts.
An adjustment of $115 million is recorded to reduce the provision for other exit costs. Under USGAAP, a liability is incurred for other exit costs if the Company has already incurred the cost. As of 30 June 2006, the Company has not incurred these expenses.
There is no significant GAAP difference between A-IFRS and USGAAP in relation to the redundancy provision we have recognised at 30 June 2006.
37(n) Mobile handset subsidies
In fiscal 2005 under USGAAP, we deferred our mobile handset subsidies and recognised them over the expected customer life. Under A-IFRS we expense handset subsidies as incurred.
On 1 July 2005, we changed our accounting principle under USGAAP to expense handset subsidies as incurred, consistent with our policy under A-IFRS. As such there is no longer a USGAAP adjustment. Refer to note 37(b) for further details.
The impact of this adjustment on net income for the year ended 30 June 2005 was an increase of $64 million. Shareholders’ equity under USGAAP at 30 June 2005 increased by $303 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(o) Consolidation of variable interest entities
A-IFRS requires consolidation of an entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity to enable it to operate with us in achieving our objectives. Ownership percentage as a single factor does not determine consolidation under A-IFRS.
USGAAP requires a beneficiary to consolidate a variable interest entity if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a variable interest entity that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns (if no party absorbs a majority of the entity’s expected losses), or both. A variable interest entity is any legal structure used to conduct activities or hold assets that either:
•	has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support;

•	has a group of equity owners that are unable to make significant decisions about its activities; or

•	has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.
We have identified the following variable interest entities for which we are considered to be the primary beneficiary:
•	Telstra Employee Share Ownership Plan Trust (TESOP97);

•	Telstra Employee Share Ownership Plan Trust II (TESOP99); and

•	Telstra Growthshare Trust.
These entities have been consolidated under both A-IFRS and USGAAP.
We have also identified the 3GIS Partnership to be a variable interest entity, of which we have a significant variable interest, but we are not the primary beneficiary. As such, we have not consolidated the 3GIS Partnership. For further information, refer to notes 30 and 37(c).
37(p) Arrangements that contain leases
Based on the requirements of Emerging Issues Task Force Issue No. 01-8 (EITF 01-8), “Determining Whether an Arrangement Contains a Lease”, an arrangement contains a lease if fulfilment of that arrangement is dependent upon the use of specific property, plant and equipment and it conveys the right to control the use of the specific property, plant and equipment to the purchaser.
If an arrangement is considered to contain a lease under EITF 01-8 then it is split into its lease and non-lease components using the relative fair value method, with each component accounted for separately. EITF 01-8 is only applicable to arrangements that we entered into or modified after 1 July 2003.
Currently under A-IFRS, and for arrangements entered into prior to 1 July 2003 for USGAAP, we account for these types of arrangements as service agreements. There is no material impact on the reconciliations of net income and shareholders’ equity to USGAAP of this difference in accounting for embedded leases.
37(q) Recently issued United States accounting standards
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements. The Company is currently evaluating the impact of this new Interpretation.
In April 2006, the FASB issued FASB Staff Position FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (“FSP 46(R)-6”), which provides additional guidance to consider when determining:
•	whether an entity is a variable interest entity;

•	which interests are considered to be variable interests in the entity; and

•	which party, if any, is the primary beneficiary of a variable interest entity.
The Company is currently evaluating the impact of this new interpretation.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(q) Recently issued United States accounting standards (continued)
In March 2006, the FASB issued Statement No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”), which amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 156 requires recognition of a servicing asset or liability at fair value each time an obligation is undertaken to service a financial asset by entering into a servicing contract. SFAS 156 also provides guidance on subsequent measurement methods for each class of servicing assets and liabilities and specifies financial statement presentation and disclosure requirements. SFAS 156 is effective for fiscal years beginning after September 15, 2006 and is required to be adopted by us in the first quarter of fiscal year 2008. The Company is currently evaluating the impact this new Standard but believes that it will not have a material impact on the Company’s balance sheet, income statement or cash flows.
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”), which amends SFAS No. 133, “Accounting for Derivatives Instruments and Hedging Activities” and SFAS No. 140, SFAS No.155 amends SFAS No. 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS No. 155 also amends SFAS No.140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. SFAS No. 155 is effective for fiscal years beginning after 15 September 2006. The Company is currently evaluating the impact this new Standard but believes that it will not have a material impact on the Company’s balance sheet, income statement or cash flows.
In November 2005, the FASB issued FASB Staff Position SFAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“FSP 123(R)-3”). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS 123(R). The Company does not believe that this FSP will have a material impact on the income statement or balance sheet.
In November 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) Nos. SFAS 115-1 and SFAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of other-than-temporary impairments. The adoption of the FSP did not have a material impact on the income statement and balance sheet.
In October 2005, the FASB issued FASB Staff Position SFAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in SFAS 123(R)” (“FSP 123(R)-2”). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS 123(R). In accordance with this standard a grant date of an award exists if:
•	the award is a unilateral grant; and

•	the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval.
The Company does not believe that this FSP will have a material impact on the income statement or balance sheet.
In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005 and requires prospective application. The Company is currently evaluating the impact of this new Standard.

Telstra Corporation Limited and controlled entities
Directors’ Declaration
This directors’ declaration is required by the Corporations Act 2001 of Australia.
The directors of Telstra Corporation Limited have made a resolution that declared:
(a)	the financial statements and notes, set out on pages 117 to 318 of Telstra Corporation Limited and the Telstra Group:
(i)	comply with the Accounting Standards and Corporations Regulations;

(ii)	give a true and fair view of the financial position as at 30 June 2006 and performance, as represented by the results of the operations and cash flows, for the year ended 30 June 2006; and

(iii)	in the directors’ opinion, have been made out in accordance with the Corporations Act 2001.
(b)	they have received declarations as required by S.295A of the Corporations Act 2001;

(c)	at the date of this declaration, in the directors’ opinion, there are reasonable grounds to believe that Telstra Corporation Limited will be able to pay its debts as and when they become due and payable in Australia; and

(d)	at the date of this declaration there are reasonable grounds to believe that the members of the extended closed group identified in note 29(a) to the full financial statements, as parties to a Deed of Cross Guarantee, will be able to meet any obligations or liabilities to which they are, or may become subject to, under the Deed of Cross Guarantee described in note 29(a).
In accordance with subsection 334(5) of the Corporations Act 2001, the directors have elected to adopt the following Australian accounting standards early for the year ended 30 June 2006:
•	AASB 119: “Employee Benefits” (issued in December 2004);

•	AASB 7: “Financial Instruments: Disclosures”;

•	AASB 2005-3: “Amendments to Australian Accounting Standards”; and

•	AASB 2005-10: “Amendments to Australian Accounting Standards”.
For and on behalf of the board

Donald G McGauchie	Solomon D Trujillo
Chairman	Chief Executive Officer and Executive Director

Date: 10 August 2006
Melbourne, Australia

Telstra Corporation Limited and controlled entities
Independent Audit Report to the Members of Telstra Corporation Limited
This report is included solely for the purpose of incorporation in Telstra Corporation Limited’s Annual Report 2006 as filed with the Australian Stock Exchange and the Australian Securities and Investments Commission.
Scope
The financial report and directors’ responsibility
The financial report comprises the income statement, balance sheet, statement of cash flows, and statement of recognised income and expense, accompanying notes to the financial statements, and the directors’ declaration for Telstra Corporation Limited (the Telstra Entity) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the Telstra Entity and the entities it controlled during that year (the Telstra Group).
The directors of the Telstra Entity are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Telstra Entity and the Telstra Group, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.
Audit approach
I have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Telstra Entity. My audit was conducted in accordance with Australian National Audit Office Auditing Standards, which incorporate the Australian Auditing and Assurance Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.
I performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view that is consistent with my understanding of the Telstra Entity’s and the Telstra Group’s financial position, and of their performance as represented by the results of their operations and cash flows.
I formed my audit opinion on the basis of these procedures, which included:
•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.
I have also audited the explanation and quantification of the major differences between Australian Accounting Standards compared to generally accepted accounting principles in United States of America, which is presented in note 37 to the financial statements. I have audited note 37 in order to form an opinion whether in all material respects, it presents fairly, in accordance with Accounting Standards in Australia and other mandatory financial reporting requirements in Australia and generally accepted accounting principles in the United States of America, the major differences between Australian Accounting Standards and generally accepted accounting principles in the United States of America.
While I considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of the procedures, my audit was not designed to provide assurance on internal controls.
I performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and the other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Telstra Entity.
Independence
I am independent of the Telstra Group, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. I have given to the directors of the Telstra Entity a written Auditor’s Independence Declaration a copy of which is included in the Directors’ Report. In addition to the audit of the financial report, additional services were undertaken as disclosed in the notes to the financial statements. The provision of these services has not impaired my independence.

Telstra Corporation Limited and controlled entities
Independent Audit Report to the Members of Telstra Corporation Limited (continued)
Audit opinion
In my opinion, the financial report of the Telstra Group is in accordance with:
(a)	the Corporations Act 2001 including:
(i)	giving a true and fair view of the financial position of the Telstra Entity and the Telstra Group as at 30 June 2006 and of their performance for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
(b)	other mandatory professional reporting requirements in Australia.
Further, in my opinion, note 37 to the financial statements presents fairly the major differences between Australian Accounting Standards and generally accepted accounting principles in the United States of America.
Ian McPhee
Auditor-General
Date: 10 August 2006
Canberra, Australia

Telstra Corporation Limited and controlled entities
Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of Telstra Corporation Limited
We have audited the accompanying consolidated balance sheets of Telstra Corporation Limited and its controlled entities (the Telstra Group) and the unconsolidated balance sheets of Telstra Corporation Limited (the Telstra Entity) as of 30 June 2006 and 2005, and the related consolidated and unconsolidated statements of income, recognised income and expense and cash flows for each of the two years in the period ended 30 June 2006. These financial statements are the responsibility of the Telstra Group’s and the Telstra Entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Australian Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Telstra Group’s or the Telstra Entity’s internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Telstra Group’s or the Telstra Entity’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telstra Corporation Limited and its controlled entities and the unconsolidated financial position of Telstra Corporation Limited at 30 June 2006 and 2005 and the related consolidated and unconsolidated results of their operations and their cashflows for each of the two years in the period ended 30 June 2006, in conformity with Australian Accounting Standards.
Australian Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 37 to the financial statements.
Ernst & Young
Melbourne, Australia
Date: 10 August 2006

Telstra Corporation Limited and controlled entities
Freedom of Information
Freedom of Information Act 1982 (Cth)
This statement is made in accordance with section 8 of the Freedom of Information Act 1982 (Cth) (FOI Act). The FOI Act gives a right of access, subject to exemptions and exceptions, to documents of the Telstra Entity. We are exempt from the operation of the FOI Act in relation to documents in respect of our commercial activities.
Functions
The particulars and functions of the Telstra Entity are set out in detail in this annual report. From time to time, the Telstra Entity may make decisions regarding the supply of telecommunications services and matters incidental, ancillary or complementary to the supply of telecommunications services that may affect members of the public.
Organisation
An outline of our organisation is given under ‘Information on the Company — Organisational structure’.
Consultative arrangements
Consultative arrangements exist between us, a number of groups with specific interests, as well as a wide range of groups including:
•	the Telstra Consumer Consultative Council (residential, Small Office and Home Office customers);

•	our Disability Forum and Disability Equipment Program Customer Advisory Group (customers with a disability); and

•	the Low Income Measures Assessment Committee (low income Australians).
Categories of documents
We produce and/or retain numerous documents, including documents that are available to the public free of charge. Documents available to the public free of charge include our Customer Service Charter, Our Customer Terms, product and service brochures and our annual report. These and certain other categories of documents are available from our website, www.telstra.com.
The categories of documents that we produce and/or retain relate to the provision of telephone lines and customer premises equipment to homes and businesses, the provision of local, long distance and international telephone calls, the provision of payphones and provision of mobile, data, Internet and online services. There are also documents relating to wholesale services provided to other carriers and carriage service providers.

Telstra Corporation Limited and controlled entities
Freedom of Information
Freedom of information requests
Initial enquiries concerning requests for access to documents or amendment of personal records under the FOI Act may be directed to:
Telstra’s Information Access Unit
Locked Bag 5691
Melbourne Vic 3001
or:
Information Access Unit
Telstra Corporation Limited
Level 38
242 Exhibition Street
Melbourne Vic 3000
Telephone enquiries should be directed to the Information Access Manager on (03) 9632 3376.

Telstra Corporation Limited and controlled entities
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Telstra Corporation Limited and controlled entities
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Financial calendar

2007
Half year results announcement	15 Feb
Ex-dividend share trading commences	26 Feb
Record date for interim dividend	2 Mar
Interim dividend paid	30 Mar
Annual results announcement	9 Aug
Ex-dividend share trading commences	20 Aug
Record date for final dividend	24 Aug
Final dividend paid	21 Sep
Annual General Meeting	7 Nov
Note – Timing of events may be subject to change. Any changes will be notified to the Australian Stock Exchange (ASX).
Contact details

Registered Office
Level 41, 242 Exhibition Street
Melbourne Victoria 3000 Australia

Douglas Gration
Company Secretary
email: companysecretary@team.telstra.com

General Enquiries – Registered Office
Australia: 1300 368 387
All Other: +61(8) 8308 1721

Shareholder Enquiries
Australia: 1300 88 66 77
All Other: +61(2) 8280 7756
Fax: +61(2) 9287 0303
email: telstra@linkmarketservices.com.au
website: www.linkmarketservices.com.au

Telstra Corporation Limited
Incorporated in the Australian Capital Territory
Telstra is listed on Stock Exchanges in Australia,
New Zealand (Wellington), and the USA (New York)

Investor Relations
Level 36, 242 Exhibition Street
Melbourne Victoria 3000 Australia

David Anderson
General Manager
Ph: +61(3) 9634 8014
email: investor.relations@team.telstra.com

The Telstra Share Registrar
Link Market Services Limited
PO Box A942
Sydney South NSW 1234 Australia

Websites
Telstra’s investor relations home page:
www.telstra.com.au/abouttelstra/investor

Telstra’s intreractive advocacy website:
www.nowwearetalking.com.au

Depositary for American Depository Receipts
The Bank of New York
Investor Services
PO Box 11258
Church Street Station
New York, NY 10286-1258

Toll Free telephone number for US callers:
1-888-BNY-ADRs

Telephone number for international callers:
+1 (212) 815 3700

email: shareowners@bankofny.com
website: www.stockbny.com

Visit Telstra Investor Relations at www.telstra.com.au/abouttelstra/investor or visit our interactive advocacy website at www.nowwearetalking.com.au

25 September 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra Corporation Limited 2006 – Proposed New Constitution
In accordance with the listing rules, I attach for release to the market a copy of Telstra’s proposed new constitution referred to in item 5 of the items of business to be considered at Telstra’s 2006 Annual General Meeting.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Proposed Constitution
Telstra Corporation Limited
ABN 33 051 775 556
(to adopted by a special resolution of shareholders on 14
November 2006)
101 Collins Street Melbourne Victoria 3000 Australia
Telephone +61 3 9288 1234 Facsimile +61 3 9288 1567
www.freehills.com DX 240 Melbourne
SYDNEY MELBOURNE PERTH BRISBANE SINGAPORE
Correspondent Offices HANOI HO CHI MINH CITY JAKARTA KUALA LUMPUR
Reference PAB:WW

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Telstra Corporation Limited ABN 33 051 775 556
A public company limited by shares
Constitution
1 Preliminary
1.1 Definitions and interpretation
(a)	In this constitution:

Act means the Corporations Act 2001 (Cth);

Associate has the same meaning as in the Telstra Act;

ASTC Settlement Rules means the operating rules of ASX Settlement and Transfer Corporation Pty Limited and, to the extent that they are applicable, the operating rules of the Exchange and the operating rules of Australian Clearing House Pty Limited;

business day has the same meaning as in the Listing Rules;

Claim means, for the purposes of rule 30:
(a)	any writ, summons, cross-claim, counterclaim application or other originating legal or arbitral process against an Officer as such an Officer;

(b)	any hearing, complaint, enquiry, investigation, proceeding or application however commenced or originating against an Officer as such an Officer;

(c)	any written or oral demand or threat that might result in the Officer reasonably believing that any such process, hearing, complaint, enquiry, investigation, proceeding or application referred to in paragraphs (a) or (b) above may be initiated, which may give rise to a right to be indemnified or a right to be advanced an amount by the company under rule 30;

Domestic Holding means the holding of a Foreign Member consisting of the member’s Domestic Shares;

Domestic Shares means those shares held by a Foreign Member which, if those shares were the only shares held by that member, the member would not be a Foreign Member;

Employee means, for the purposes of rule 30, a person who is or has been an employee of the company or a related body corporate of the company, who is not an Officer or an Outside Officer;

Exchange means Australian Stock Exchange Limited or such other body corporate that is declared by the directors to be the company’s primary stock exchange for the purposes of this definition;

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\

Foreign Holding means the shares held by a Foreign Member in each HIN or SRN in relation to which the member is a Foreign Member, excluding any Domestic Shares held by that member in the relevant HIN or SRN;
Foreign Member means:
(a)	a member who is a Foreign Person or an Associate of a Foreign Person and who holds an interest in the shares registered in the name of that member;

(b)	a member who is the registered holder of shares in which a Foreign Person or an Associate of a Foreign Person has an interest;

(c)	the depository for the American Depository Receipts or its custodian (unless the Foreign Ownership Regulations provide otherwise);

(d)	a member holding shares registered on any New Zealand branch share register of the company in respect only of such shares (unless the Foreign Ownership Regulations provide otherwise); or

(e)	a member who is a person deemed a Foreign Member under the Foreign Ownership Regulations published under rule 11.2 from time to time;
Foreign Ownership Regulations means the rules, regulations, forms, procedures and policies published by the directors under rule 11.2 from time to time;
Foreign Person has the same meaning as in the Telstra Act;
Foreign Register means a register containing such information as the directors consider appropriate in relation to shares held by Foreign Members and foreign ownership generally;
HIN has the same meaning as in the ASTC Settlement Rules;
interest in relation to a share under rules 1.1 and 11, has the same meaning as in the Telstra Act but does not include any interest required to be disregarded under the Telstra Act or regulations made under that Act;
Listing Rules means the listing rules of the Exchange as they apply to the company;
member:
(a)	subject to paragraph (b), means a person for the time being entered in the register as a member of the company; and

(b)	for so long as schedule 1 applies, has the meaning as set out in schedule 1;
Mixed Member means a Foreign Member, as defined in paragraphs (a) and (b) of that term, who holds Domestic Shares;
Officer, for the purposes of rule 30, means:
(a)	a person who is or has been a director, alternate director, secretary or senior manager of the company or a wholly owned subsidiary of the company; and

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(b)	a person who is or has been a director, alternate director, secretary or senior manager of a related body corporate of the company (other than a wholly owned subsidiary of the company) while also a director or an employee of the company or a wholly owned subsidiary of the company;
Outside Entity means, for the purposes of rule 30, a body corporate which is not a related body corporate of the company;
Outside Officer means, for the purposes of rule 30, a person who is or has been a director, alternate director, secretary or senior manager of a related body corporate of the company (other than a wholly owned subsidiary of the company) while not an employee or director of the company or a wholly owned subsidiary of the company;
proper ASTC transfer has the same meaning as in the Corporations Regulations 2001 (Cth);
record time means:
(a)	in the case of a meeting for which the caller of the meeting has decided, under the Act, that shares are to be taken to be held by the persons who held them at a specified time before the meeting, that time; and

(b)	in any other case, the time of the relevant meeting;
Register:
(a)	subject to paragraph (b), means the register of members kept in accordance with the Act; and

(b)	for so long as schedule 1 applies, has the meaning set out in schedule 1;
registered address:
(a)	subject to paragraph (b), means the address of a member as shown on the Register; and

(b)	for so long as schedule 1 applies, has the meaning as set out in schedule 1;
representative, in relation to a member which is a body corporate and in relation to a meeting, means a person authorised in accordance with the Act (or a corresponding previous law) by the body corporate to act as its representative at the meeting;
restricted security has the same meaning as in rule 2.4 of this constitution;
seal means any common seal, duplicate seal or certificate seal of the company;
senior manager has the same meaning as in the Act;
SRN has the same meaning as in the ASTC Settlement Rules;
Telstra Act means the Telstra Corporation Act 1991 (Cth);
transmissionevent means:

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(a)	for a member who is an individual, the member’s death, the member’s bankruptcy or the member becoming of unsound mind or a person who, or whose estate, is liable to be dealt with in any way under the law relating to mental health; and

(b)	for a member who is a body corporate, the dissolution of the member or the succession by another body corporate to the assets and liabilities of the member;
Unacceptable Foreign Ownership Situation has the same meaning as in section 8BG of the Telstra Act;
Unacceptable Individual Foreign Ownership Situation has the meaning given to the term ‘Unacceptable Foreign Ownership Situation’ described in section 8BG(b) of the Telstra Act; and
URL means Uniform Resource Locator, the address that specifies the location of a file on the internet.
(b)	A reference in this constitution to a partly paid share is a reference to a share on which there is an amount unpaid.

(c)	A reference in this constitution to an amount unpaid on a share includes a reference to any amount of the issue price which is unpaid.

(d)	A reference in this constitution to a call or an amount called on a share includes a reference to a sum that, by the terms of issue of a share, becomes payable on issue or at a fixed date.

(e)	A reference in this constitution to a member for the purposes of a meeting of members for which the caller of the meeting has determined a record time is a reference to a registered holder of shares as at the relevant record time.

(f)	A reference in this constitution to a member present at a general meeting is a reference to:
(1)	a member present in person; or

(2)	a member present by proxy, attorney or representative; or

(3)	except in any rule which specifies a quorum, a member who has duly lodged a valid direct vote in relation to the general meeting under rule 20.4(j).
(g)	A chairman or deputy chairman appointed under this constitution may be referred to as chairperson, or deputy chairperson, or as chair, if applicable.

(h)	A reference in this constitution to a person holding or occupying a particular office or position is a reference to any person who occupies or performs the duties of that office or position.

(i)	The company may, but is not obliged to, treat a member as a separate member in respect of each separate HIN or SRN under which its shares are recorded in the Register.

(j)	Unless the contrary intention appears, in this constitution:
(1)	words that refer to a singular number also refer to plural numbers, and the other way around;

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(2)	words that refer to a gender also refer to the other genders;

(3)	words used to refer to persons generally or to refer to a natural person include a body corporate, body politic, partnership, joint venture, association, board, group or other body (whether or not the body is incorporated);

(4)	a reference to a person includes that person’s successors and legal personal representatives;

(5)	a reference to a statute or regulation, or a provision of any of them includes all statutes, regulations or provisions amending, consolidating or replacing them, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(6)	a reference to the Listing Rules or the ASTC Settlement Rules includes any variation, consolidation or replacement of those rules and is to be taken to be subject to any applicable waiver or exemption; and

(7)	where a word or phrase is given a particular meaning, other parts of speech and grammatical forms of that word or phrase have corresponding meanings.
(k)	In this constitution, headings and bold type are only for convenience and do not affect the meaning of this constitution.

(l)	In this constitution, footnotes are only for convenience, and do not form part of the constitution or affect the meaning of this constitution.

(m)	This constitution is to be read together with all attached schedules, and a reference to this constitution includes a reference to its schedules.
1.2	Application of other rules
(a)	The rules that apply as replaceable rules to companies under the Act, and the regulations in Table A in the legislation under which the company was formed, do not apply to the company except so far as they are repeated in this constitution.

(b)	Despite any provision of this constitution, the Telstra Act applies to the governance of the company and, where any provision of this constitution is inconsistent with a provision of the Telstra Act, then the Telstra Act applies to the exclusion of this constitution to the extent of the inconsistency.

(c)	Unless the contrary intention appears, in this constitution:
(1)	an expression in a rule that deals with a matter dealt with by a provision of the Act, the Listing Rules or the ASTC Settlement Rules has the same meaning as in that provision; and

(2)	subject to rule 1.2(c)(1), an expression in a rule that is used in the Act has the same meaning in this constitution as in the Act.

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1.3	Exercising powers
(a)	The company may, in any way the Act permits:
(1)	exercise any power;

(2)	take any action; or

(3)	engage in any conduct or procedure,

which, under the Act a company limited by shares may exercise, take or engage in.
(b)	Where this constitution provides that a person “may” do a particular act or thing, the act or thing may be done at the person’s discretion.

(c)	Where this constitution confers a power to do a particular act or thing, the power is, unless the contrary intention appears, to be taken as including a power exercisable in the same way and subject to the same conditions (if any) to repeal, rescind, revoke, amend or vary that act or thing.

(d)	Where this constitution confers a power to do a particular act or thing, the power may be exercised from time to time and may be exercised subject to conditions.

(e)	Where this constitution confers a power to do a particular act or thing concerning particular matters, the power is, unless the contrary intention appears, to be taken to include a power to do that act or thing as to only some of those matters or as to a particular class of those matters, and to make different provision concerning different matters or different classes of matters.

(f)	Where this constitution confers a power to make appointments to an office or position (except the power to appoint a director under rule 23.3(a)), the power is, unless the contrary intention appears, to be taken to include a power:
(1)	to appoint a person to act in the office or position until a person is appointed to the office or position;

(2)	to remove or suspend any person appointed (without prejudice to any rights or obligations under any contract between the person and the company); and

(3)	to appoint another person temporarily in the place of any person removed or suspended or in the place of any sick or absent holder of the office or position.
(g)	Where this constitution gives power to a person to delegate a function or power:
(1)	the delegation may be concurrent with, or (except in the case of a delegation by the directors) to the exclusion of, the performance or exercise of that function or power by the person;

(2)	the delegation may be either general or limited in any way provided in the terms of delegation;

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(3)	the delegation need not be to a specified person but may be to any person holding, occupying or performing the duties of a specified office or position;

(4)	the delegation may include the power to delegate; and

(5)	where performing or exercising that function or power depends on that person’s opinion, belief or state of mind about a matter, that function or power may be performed or exercised by the delegate on the delegate’s opinion, belief or state of mind about that matter.
1.4	Currency
Any amount payable to the holder of a share, whether in relation to dividends, repayment of capital, participation in surplus property of the company or otherwise, may, with the agreement of the holder or under the terms of issue of the share, be paid in the currency of a country other than Australia. The directors may fix a time on or before the payment date as the time at which the applicable exchange rate will be determined for that purpose.
1.5	Transitional provisions
This constitution must be interpreted in such a way that:
(a)	every director, managing director and secretary in office in that capacity immediately before this constitution is adopted continues in office subject to, and is taken to have been appointed or elected under, this constitution;

(b)	the directors are taken, immediately after this constitution is adopted, to have decided under rule 23.1 a number which is equal to the number of the persons in office as directors immediately after this constitution is adopted;

(c)	any register maintained by the company immediately before this constitution is adopted is taken to be a register maintained under this constitution;

(d)	any seal adopted by the company as a seal immediately before this constitution is adopted is taken to be a seal which the company has under a relevant authority given by this constitution;

(e)	for the purposes of rule 12.8, a cheque issued under the predecessor of rule 12.7(a) is taken to have been issued under rule 12.7(a), any money held at the date of adoption of this constitution for a member under the predecessor of rule 12.7(c) is taken to have been held in an account under rule 12.7(c), and any money held at the date of adoption of this constitution for a member the company regards as uncontactable is taken to have been held in an account under rule 12.7(d);

(f)	unless a contrary intention appears in this constitution, all persons, things, agreements and circumstances appointed, approved or created by or under the constitution of the company in force before this constitution is adopted continue to have the same status, operation and effect after this constitution is adopted;

(g)	the directors are permitted to:

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(1)	pay or provide to any director who was appointed before 30 June 2002 or a legal personal representative, spouse, relative or dependant of the director, in addition to any remuneration of that director under rule 24.1(a), a pension or benefit for past services rendered by that director at any time after the director dies or ceases to hold office as a director for any other reason; and

(2)	cause the company to enter into a contract with the director or a legal personal representative, spouse, relative or dependant of the director to give effect to such a payment or provide for such a benefit; and
(h)	the directors are permitted to establish or support, or assist in the establishment or support, of funds and trusts to provide pension, retirement, superannuation or similar payments or benefits to or in respect of any director who was appointed before 30 June 2002 or a former director and grant pensions and allowances to those persons or their dependants either by periodic payment or a lump sum, including by making payments into a superannuation fund or otherwise.
2 Shares
2.1	Directors’ power to issue shares[1]
Subject to this constitution the directors may:
(a)	issue, allot or grant options for, or otherwise dispose of, shares in the company; and

(b)	decide:
(1)	the persons to whom shares are issued or options are granted;

(2)	the terms on which shares are issued or options are granted; and

(3)	the rights and restrictions attached to those shares or options.
2.2	Joint holders of shares
Where 2 or more persons are registered as the holders of a share, they hold it as joint tenants with rights of survivorship, on the following conditions:
(a)	they are liable individually as well as jointly for all payments, including calls, in respect of the share;

(b)	subject to rule 2.2(a), on the death of any one of them the survivor is the only person the company will recognise as having any title to the share;

(c)	any one of them may give effective receipts for any dividend, bonus, interest or other distribution or payment in respect of the share; and

[1]	The power of directors under this rule 2.1 is subject to the power of the Minister of Finance to direct Telstra not to dilute the Commonwealth’s equity up to the 85% sale day (that is, the day the Commonwealth holds less than 15% of the voting shares in the company) (see section 8AYA, Telstra Act).

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(d)	except where persons are jointly entitled to a share because of a transmission event, or where required by the Listing Rules or the ASTC Settlement Rules, the company may, but is not required to, register more than 3 persons as joint holders of the share.
2.3	Equitable and other claims
The company may treat the registered holder of a share as the absolute owner of that share and need not:
(a)	recognise a person as holding a share on trust, even if the company has notice of a trust; or

(b)	recognise, or be bound by, any equitable, contingent, future or partial claim to or interest in a share by any other person, except an absolute right of ownership in the registered holder, even if the company has notice of that claim or interest.
2.4	Restricted securities

If, at any time, any of the share capital of the company is classified by the Exchange as “restricted securities”, then despite any other provision of this constitution:
(a)	the restricted securities must not be disposed of during the escrow period except as permitted by the Listing Rules or the Exchange;

(b)	the company must refuse to acknowledge a disposal (including registering a transfer) of the restricted securities during the escrow period except as permitted by the Listing Rules or the Exchange; and

(c)	during a breach of the Listing Rules relating to restricted securities, or a breach of a restriction agreement, the holder of the restricted securities is not entitled to any dividend or distribution, or voting rights, in respect of the restricted securities.
3 Preference shares
3.1	Power to issue preference shares

The company may issue preference shares including preference shares which are, or at the option of the company or holder are, liable to be redeemed or convertible into ordinary shares.
3.2	Rights attaching to preference shares
(a)	Each preference share confers on the holder a right to receive a preferential dividend, in priority to the payment of any dividend on the ordinary shares, at the rate and on the basis decided by the directors under the terms of issue.

(b)	In addition to the preferential dividend and rights on winding up, each preference share may participate with the ordinary shares in profits and

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assets of the company, including on a winding up, if and to the extent the directors decide under the terms of issue.

(c)	The preferential dividend may be cumulative only if and to the extent the directors decide under the terms of issue, and will otherwise be non-cumulative.

(d)	Each preference share confers on its holder the right in a winding up and on redemption to payment in priority to the ordinary shares of:
(1)	the amount of any dividend accrued but unpaid on the share at the date of winding up or the date of redemption; and

(2)	any additional amount specified in the terms of issue.
(e)	To the extent the directors may decide under the terms of issue, a preference share may confer a right to a bonus issue or capitalisation of profits in favour of holders of those shares only.

(f)	A preference share does not confer on its holder any right to participate in the profits or property of the company except as set out above.
3.3	Voting rights attaching to preference shares
(a)	A preference share does not entitle its holder to vote at any general meeting of the company except in the following circumstances:
(1)	on any of the proposals specified in rule 3.3(b);

(2)	on a resolution to approve the terms of a buy back agreement;

(3)	during a period in which a dividend or part of a dividend on the share is in arrears;

(4)	during the winding up of the company; or

(5)	in any other circumstances in which the Listing Rules require holders of preference shares to be entitled to vote.
(b)	The proposals referred to in rule 3.3(a)(1) are proposals:
(1)	to reduce the share capital of the company;

(2)	that affect rights attached to the share;

(3)	to wind up the company; or

(4)	for the disposal of the whole of the property, business and undertaking of the company.
(c)	The holder of a preference share who is entitled to vote in respect of that share under rule 3.3(a) is, on a poll, entitled to the number of votes specified in, or determined in accordance with, the terms of issue for the share.
3.4	Redemption of redeemable preference shares

In the case of a redeemable preference share, the company must, at the time and place for redemption specified in, or determined in accordance with, the terms of issue for the share, redeem the share and, on receiving a redemption notice under

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the terms of issue, pay to or at the direction of the holder the amount payable on redemption of the share.
3.5	Restrictions on transfer of preference shares

A holder of a preference share must not transfer or purport to transfer, and the directors, to the extent permitted by the Listing Rules, must not register a transfer of, the share if the transfer would contravene any restrictions on the right to transfer the share set out in the terms of issue for the share.
4 Alteration of share capital
4.1	Directors’ power to give effect to an alteration of share capital

Subject to the Act, the directors may do anything required to give effect to any resolution altering the company’s share capital, including, where a member becomes entitled to a fraction of a share on a consolidation:
(a)	making cash payments;

(b)	determining that fractions may be disregarded in order to adjust the rights of all parties;

(c)	appointing a trustee to deal with any fractions on behalf of members; and

(d)	rounding up each fractional entitlement to the nearest whole share by capitalising any amount available for capitalisation under rule 13 even though only some of the members participate in the capitalisation.
4.2	Conversion or reclassification of shares

Subject to rule 4.3, the company may by resolution convert or reclassify shares from one class to another.
4.3	Variation of class rights
(a)	The rights attached to any class of shares may, unless their terms of issue state otherwise, be varied:
(1)	with the written consent of the holders of 75% of the shares of the class; or

(2)	by a special resolution passed at a separate meeting of the holders of shares of the class.
(b)	The provisions of this constitution relating to general meetings apply, with necessary changes, to separate class meetings as if they were general meetings except that:
(1)	a quorum is two or more persons who, together, hold or represent by proxy, attorney or representative, at least 10% of the issued

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shares of the class or, if there is one holder of shares in a class, that person;[2] and

(2)	any holder of shares of the class present in person or by proxy, attorney or representative, may demand a poll.
(c)	The rights conferred on the holders of any class of shares are to be taken as not having been varied by the creation or issue of further shares ranking equally with them.
5   Calls
5.1	Directors’ powers regarding calls
(a)	Subject to the terms on which any shares are issued, the directors may:
(1)	make calls on the members for any amount unpaid on their shares which is not by the terms of issue of those shares made payable at fixed times; and

(2)	on the issue of shares, differentiate between members as to the amount of calls to be paid and the time for payment.
(b)	The directors may require a call to be paid by instalments.

(c)	A call is taken to have been made when the resolution of the directors authorising the call is passed.
5.2	Notice of calls
(a)	The directors must send members notice of a call at least 14 days (or such longer period required by the Listing Rules) before the amount called is due, specifying the time and place of payment.

(b)	A call is valid even if a member for any reason does not receive notice of the call.
5.3	Payment of calls
(a)	Each member must pay to the company by the time and at the place specified the amount called on the member’s shares.

(b)	Any amount unpaid on a share that, by the terms of issue of the share, becomes payable on issue or at a fixed date:
(1)	is treated for the purposes of this constitution as if that amount were payable under a call duly made and notified; and

(2)	must be paid on the date on which it is payable under the terms of issue of the share.

[2]	Until the Commonwealth ceases to hold a majority of the voting shares in the company, this quorum provision is subject to rule 3 of schedule 2 of this constitution.

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5.4	Interest and other costs on unpaid calls

If an amount called on a share is not paid in full by the time specified for payment, the person who owes the amount must pay:
(a)	interest on the unpaid part of the amount from the date payment is due to the date payment is made, at a rate determined under rule 10; and

(b)	any costs, expenses or damages the company incurs due to the failure to pay or late payment.
5.5	Directors’ power to revoke or waive a call
(a)	The directors may revoke a call or extend the time for payment.

(b)	The directors may, to the extent the law permits, waive or compromise all or part of any payment due to the company under the terms of issue of a share or under this rule 5.
5.6	Proceedings to recover calls
(a)	In a proceeding to recover a call, or an amount payable due to the failure to pay or late payment of a call, proof that:
(1)	the name of the defendant is entered in the Register as the holder or one of the holders of the share on which the call is claimed;

(2)	the resolution making the call is recorded in the minute book; and

(3)	notice of the call was given to the defendant complying with this constitution, is conclusive evidence of the obligation to pay the call and it is not necessary to prove the appointment of the directors who made the call or any other matter.
(b)	In rule 5.6(a), defendant includes a person against whom the company alleges a set-off or counterclaim, and a proceeding to recover a call or an amount is to be interpreted accordingly.
5.7	Payments in advance of calls
(a)	The directors may accept from a member the whole or a part of the amount unpaid on a share even though no part of that amount has been called.

(b)	The directors may authorise payment by the company of interest on an amount accepted under rule 5.7(a), until the amount becomes payable, at a rate agreed between the directors and the member paying the amount.

(c)	The directors may repay to a member any amount accepted under rule 5.7(a).

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6 Forfeiture and indemnity
6.1	Failure to pay a call

If a member fails to pay the whole of a call or an instalment of a call by the time specified for payment, the directors may serve a notice on that member:
(a)	requiring payment of the unpaid part of the call or instalment, together with any interest that has accrued and all costs, expenses or damages that the company has incurred due to the failure to pay;

(b)	naming a further time (at least 14 days after the date of the notice) by which, and a place at which, the amount payable under rule 6.1(a) must be paid; and

(c)	stating that if the whole of the amount payable under rule 6.1(a) is not paid by the time and at the place named, the shares on which the call was made will be liable to be forfeited.
6.2	Failure to comply with rule 6.1 notice
(a)	If a member does not comply with a notice served under rule 6.1, the directors may by resolution forfeit any share concerning which the notice was given at any time after the day named in the notice and before the payment required by the notice is made.

(b)	A forfeiture under rule 6.2(a) includes all dividends, interest and other amounts payable by the company on the forfeited share and not actually paid before the forfeiture.
6.3	Notice of forfeiture of a share
(a)	Where a share has been forfeited:
(1)	notice of the resolution must be given to the member in whose name the share stood immediately before the forfeiture; and

(2)	an entry of the forfeiture, with the date, must be made in the Register.
(b)	Failure to give the notice or to make the entry required under rule 6.3(a) does not invalidate the forfeiture.
6.4	Sale or reissue of forfeited shares

A forfeited share becomes the property of the company and the directors may sell, reissue or otherwise dispose of the share as they think fit and, in the case of reissue or other disposal, with or without crediting as paid up any amount paid on the share by any former holder.
6.5	Loss of member rights on forfeited shares
(a)	A person whose shares have been forfeited ceases to be a member as to the forfeited shares, but must, if the directors decide, pay to the company:

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(1)	all calls, instalments, interest, costs, expenses and damages owing on the shares at the time of the forfeiture; and

(2)	interest on the unpaid part of the amount payable under rule 6.5(a)(1), from the date of the forfeiture to the date of payment, at a rate determined under rule 10.
(b)	The forfeiture of a share extinguishes all interest in, and all claims and demands against the company relating to, the forfeited share and, subject to rule 9.3(c), all other rights attached to the share.
6.6	Exemption, waiver and cancellation of forfeiture

The directors may:
(a)	exempt a share from all or part of this rule 6;

(b)	waive or compromise all or part of any payment due to the company under this rule 6; and

(c)	before a forfeited share has been sold, reissued or otherwise disposed of, cancel the forfeiture on the conditions they decide.
6.7	Members’ indemnity
(a)	If the company becomes liable for any reason under a law to make a payment:
(1)	in respect of shares held solely or jointly by a member;

(2)	in respect of a transfer or transmission of shares by a member;

(3)	in respect of dividends, bonuses or other amounts due or payable or which may become due and payable to a member; or

(4)	in any other way for, on account of or relating to a member, rule 6.7(b) applies, in addition to any right or remedy the company may otherwise have.
(b)	The member or, if the member is dead, the member’s legal personal representative must:
(1)	fully indemnify the company against that liability;

(2)	on demand reimburse the company for any payment made; and

(3)	pay interest on the unpaid part of the amount payable to the company under rule 6.7(b)(2), from the date of demand until the date the company is reimbursed in full for that payment, at a rate determined under rule 10.
(c)	The directors may:
(1)	exempt a share from all or part of this rule 6.7; and

(2)	waive or compromise all or part of any payment due to the company under this rule 6.7.

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7 Lien
7.1	Lien on shares
(a)	The company has a first lien on:
(1)	each partly paid share for all unpaid calls and instalments due on that share; and

(2)	each share for any amounts the company is required by law to pay and has paid in respect of that share.
In each case the lien extends to reasonable interest and expenses incurred because the amount is not paid.
(b)	The company’s lien on a share extends to all dividends payable on the share and to the proceeds of sale of the share.
7.2	Enforcement of liens by sale

The directors may sell a share on which the company has a lien as they think fit where:
(a)	an amount for which a lien exists under this rule 7 is presently payable; and

(b)	the company has given the registered holder a written notice, at least 14 days before the date of the sale, stating and demanding payment of that amount.
7.3	Protection of lien
(a)	The directors may do anything necessary or desirable under the ASTC Settlement Rules to protect any lien, charge or other right to which the company is entitled under this constitution or a law.

(b)	When the company registers a transfer of shares on which the company has a lien without giving the transferee notice of its claim, the company’s lien is released so far as it relates to amounts owing by the transferor or any predecessor in title.
7.4	Exemption and waiver of liens

The directors may:
(a)	exempt a share from all or part of this rule 7; and

(b)	waive or compromise all or part of any payment due to the company under this rule 7.
8	Surrender of shares
(a)	The directors may accept a surrender of a share by way of compromise of a claim.

(b)	Any share so surrendered may be sold, reissued or otherwise disposed in the same manner as a forfeited share.

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9 Sale, reissue or other disposal of shares by the company
9.1	Reference to sale of a share by the company

A reference in this rule 9 to a sale of a share by the company is a reference to any sale, reissue or other disposal of a share under rule 6.4, rule 7.2, rule 11.5, or rule 17.
9.2	Directors’ powers upon sale of a share

When the company sells a share, the directors may:
(a)	receive the purchase money or consideration given for the share;

(b)	effect a transfer of the share or execute or appoint a person to execute, on behalf of the former holder, a transfer of the share; and

(c)	register as the holder of the share the person to whom the share is sold.
9.3	Transferee’s rights regarding share
(a)	A person to whom the company sells shares need not take any steps to investigate the regularity or validity of the sale, or to see how the purchase money or consideration on the sale is applied. That person’s title to the shares is not affected by any irregularity by the company in relation to the sale. A sale of the share by the company is valid even if a transmission event occurs to the member before the sale.

(b)	The only remedy of a person who suffers a loss because of a sale of a share by the company is a claim for damages against the company.

(c)	On completion of a sale, reissue or other disposal of a share under rule 6.4, the rights which attach to the share which were extinguished under rule 6.5(b) revive.
9.4	Application of proceeds of sale, reissue or disposal
(a)	The proceeds of a sale of shares by the company must be applied in paying:
(1)	first, the expenses of the sale; and

(2)	secondly, all amounts payable (whether presently or not) by the former holder to the company, and any balance must be paid to the former holder on the former holder delivering to the company proof of title to the shares acceptable to the directors.
(b)	The proceeds of sale arising from a notice under rule 17.2(a) must not be applied in payment of the expenses of the sale and must be paid to the former holder on the former holder delivering to the company proof of title to the shares acceptable to the directors.

(c)	Until the proceeds of a sale of a share sold by the company are claimed or otherwise disposed of according to law, the directors may invest or use the proceeds in any other way for the benefit of the company.

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(d)	The company is not required to pay interest on money payable to a former holder under this rule 9.
9.5	Proof of due forfeiture, sale, reissue or disposal

A written statement by a director or secretary of the company that a share in the company has been:
(a)	duly forfeited under rule 6.2(a);

(b)	duly sold, reissued or otherwise disposed of under rule 6.4; or

(c)	duly sold under rule 7.2, 11.5 or rule 17,
on a date stated in the statement is conclusive evidence of the facts stated as against all persons claiming to be entitled to the share, and of the right of the company to forfeit, sell, reissue or otherwise dispose of the share.
10 Interest payable by member
(a)	For the purposes of rules 5.4(a), 6.5(a)(2) and 6.7(b)(3), the rate of interest payable to the company is:
(1)	if the directors have fixed a rate, that rate; or

(2)	in any other case, a rate per annum 2% higher than the rate fixed under section 2 of the Penalty Interest Rates Act 1983 (Vic).
(b)	Interest accrues daily and may be capitalised monthly or at such other intervals the directors decide.
11 Limitations on foreign ownership
11.1	Foreign ownership restrictions in Telstra Act
(a)	The Telstra Act restricts the holding of particular foreign ownership stakes in the company. Compliance with the restrictions is essential as a failure to comply is an offence and may lead to severe penalties.

(b)	The purpose of this rule 11 is to facilitate the company’s compliance with the foreign ownership restrictions in the Telstra Act and to ensure that any breach is remedied as soon as possible.

(c)	This rule 11 will only apply while the Telstra Act restricts the holding of particular foreign ownership stakes in the company.
11.2	Foreign Ownership Regulations
(a)	The directors may, from time to time, publish any rules, regulations, forms, procedures and policies as the directors reasonably consider necessary or convenient to facilitate the company’s compliance with the foreign ownership restrictions in the Telstra Act and to ensure that any breach is remedied as soon as possible.

(b)	The Foreign Ownership Regulations will be binding on members.

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(c)	Without limiting rule 11.2(a), the Foreign Ownership Regulations may specify, for the purposes of this rule 11:
(1)	whether a member’s shareholding (or a part of a member’s shareholding) will be deemed a Foreign Holding and counted towards the limit on foreign ownership under these rules and the Foreign Ownership Regulations (foreign ownership limit);

(2)	mechanisms used by the directors to assess whether a member’s shareholding (or a part of a member’s shareholding) will be counted towards the foreign ownership limit;

(3)	mechanisms used by the directors to monitor foreign ownership levels and the holdings of individual members that the directors believe or suspect may count towards the foreign ownership limit;

(4)	discretion for the directors to deem a member’s shareholding (or a part of a member’s shareholding) as a Foreign Holding and counting towards the foreign ownership limit in particular circumstances, including if the member has not provided the information required by the directors; and

(5)	when and how a member’s shares must be disposed of to facilitate the company’s compliance with the foreign ownership restrictions in the Telstra Act and to ensure that any breach is remedied as soon as possible.
(d)	Without limiting rule 11.2(a), the Foreign Ownership Regulations may:
(1)	require members to provide the directors with such information as the directors request to facilitate the company’s compliance with the foreign ownership restrictions in the Telstra Act and to ensure that any breach is remedied as soon as possible; and

(2)	specify the form and times in which the information is to be provided.
Members must provide the requested information in accordance with the Foreign Ownership Regulations.
11.3	Notification of foreign ownership
(a)	A member must notify the directors at the times and in the form and manner specified in the Foreign Ownership Regulations:
(1)	whether the member is, or is not, a Foreign Member or a Mixed Member;

(2)	whether the Foreign Member has a Domestic Holding and a Foreign Holding;

(3)	the number of shares in the Foreign Member or Mixed Member’s Foreign Holding; and

(4)	any change to the number of shares in the Foreign Member or Mixed Member’s Foreign Holding.

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11.4	Unacceptable Individual Foreign Ownership Situation
(a)	A Foreign Member must, as soon as practicable, notify the directors if the Foreign Member becomes aware that an Unacceptable Individual Foreign Ownership Situation exists in relation to any shares held by the Foreign Member or in relation to any person who has an interest in shares registered in the name of the member.

(b)	The directors may, at any time, send to a member a request for information in a form approved by the directors which requires the member to inform the directors whether the member is aware that an Unacceptable Individual Foreign Ownership Situation exists in relation to any shares held by that member, or in relation to any person who has an interest in shares registered in the name of the member (and if so, the name of the relevant Foreign Person and the shares in which that person has an interest), and the member must comply with the request.
11.5	Directors’ power to dispose of shares if Unacceptable Foreign Ownership Situation
(a)	The directors may, for the purpose of seeking to prevent an Unacceptable Foreign Ownership Situation occurring or continuing, procure the disposal of shares. In exercising this power, the directors must follow the Foreign Ownership Regulations.

(b)	For the purposes of rule 11.5(a):
(1)	the directors may sell the Foreign Member’s shares at the best price reasonably obtainable at the relevant time. For this purpose, any sale of shares by the directors on the Exchange will be regarded as discharging this obligation; and

(2)	each member appoints the company and each of the directors jointly and severally as its attorney (with power to appoint sub-attorneys) in the name of the member and on behalf of the member to execute any documents and implement any procedures as may be necessary or desirable in the opinion of the attorney to procure the transfer of shares on behalf of the member.
(c)	The proceeds of any sale of shares under this rule 11.5 will be dealt with in accordance with rule 9 of this constitution.

(d)	The net amount payable to the Foreign Member may be paid in any manner determined by the directors under rule 12.7(a).
11.6	Exercise of powers by directors
(a)	The company and its members acknowledge and recognise that the exercise of the powers given to the directors under this rule 11 and the Foreign Ownership Regulations may disadvantage individual members (including possible adverse financial and taxation consequences).

(b)	Despite rule 11.6(a), the members and the company acknowledge that the powers set out in this rule 11 are reasonable and necessary to facilitate compliance with the foreign ownership restrictions set out in the Telstra Act.

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(c)	To the fullest extent permitted by law, the directors shall be under no liability to the company or any member, and the company shall be under no liability to any member, for any loss or disadvantage incurred by a member as a result, whether directly or indirectly, of the directors exercising the powers provided by this rule 11 or those powers set out in the Foreign Ownership Regulations from time to time.

(d)	Any resolution, determination or decision to exercise any discretion or power by the directors under this rule 11 and the Foreign Ownership Regulations shall be final and conclusive and may be made or exercised by the directors at their discretion including, without limitation, a decision to sell shares under rule 11.5(a).
11.7	Foreign Register
(a)	The company may establish and maintain a Foreign Register in a manner and form determined by the directors from time to time.

(b)	The Foreign Register does not form part of the Register of the company.

(c)	If a Foreign Member has a Domestic Holding and a Foreign Holding, the directors may:
(1)	treat the member (for the purposes of this rule 11) as if the member were 2 separate members each holding a different holding;

(2)	allocate different HINs or SRNs for the Domestic Holding and the Foreign Holding of that member;

(3)	require the member to ensure that only Domestic Shares are recorded in the HIN or SRN of the Domestic Holding.
(d)	The Foreign Ownership Regulations may prescribe other details in relation to the establishment and maintenance of a Foreign Register by the company.

(e)	The information contained in the Foreign Register is to be taken as correct unless proven otherwise.

(f)	The directors may rely on information in the Foreign Register when forming a belief as to whether an Unacceptable Foreign Ownership Situation exists.
11.8	Delegation
The directors may delegate any of their powers under this rule 11, other than the powers set out in rule 11.2 to any person. The provisions of this rule 11 apply to each person to whom the directors have delegated a power under this rule 11 as if a reference to the directors included a reference to that person.

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12 Dividends
12.1	Directors’ power to pay dividends
(a)	The directors may pay any interim and final dividends that, in their judgment, the financial position of the company justifies.

(b)	The directors may rescind a decision to pay a dividend if they decide, before the payment date, that the company’s financial position no longer justifies the payment.

(c)	The directors may pay any dividend required to be paid under the terms of issue of a share.

(d)	Paying a dividend does not require confirmation at a general meeting.
12.2	Proportional payment of dividend
Subject to any rights or restrictions attached to any shares or class of shares:
(a)	all dividends must be paid equally on all shares, except that a partly paid share confers an entitlement only to the proportion of the dividend which the amount paid (not credited) on the share is of the total amounts paid and payable (excluding amounts credited);

(b)	for the purposes of rule 12.2(a), unless the directors decide otherwise, an amount paid on a share in advance of a call is to be taken as not having been paid until it becomes payable; and

(c)	interest is not payable by the company on any dividend.
12.3	Entitlement to dividend
(a)	Subject to the ASTC Settlement Rules, the directors may fix a record date for a dividend, with or without suspending the registration of transfers from that date under rule 16.5.

(b)	Subject to the ASTC Settlement Rules, a dividend in respect of a share must be paid to the person who is registered, or entitled under rule 16.3(a) to be registered, as the holder of the share:
(1)	where the directors have fixed a record date in respect of the dividend, on that date; or

(2)	where the directors have not fixed a record date in respect of that dividend, on the date fixed for payment of the dividend, and a transfer of a share that is not registered, or left with the company for registration under rule 16.2(a), on or before that date is not effective, as against the company, to pass any right to the dividend.
12.4	Retention of transmittee dividends
Subject to the ASTC Settlement Rules, where a person is entitled to a share because of a transmission event, the directors may, but need not, retain any dividends payable on that share until that person becomes registered as the holder of that share or transfers it.

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12.5	Payment of dividends with assets or shares or out of a particular fund or reserve
When resolving to pay a dividend, the directors may:
(a)	direct payment of the dividend wholly or partly by the distribution of specific assets, including paid-up shares or other securities of the company or of another body corporate, either generally or to specific members; and

(b)	unless prevented by the Listing Rules, direct payment of the dividend to particular members wholly or partly out of any particular fund or reserve or out of profits derived from any particular source, and to the other members wholly or partly out of any other particular fund or reserve or out of profits derived from any other particular source.
12.6	Power to retain amounts from dividends payable
The directors may retain from any dividend payable to a member any amount presently payable by the member to the company and apply the amount retained to the amount owing.
12.7	Method of payment of dividends
(a)	The directors may decide the method of payment of any dividend or other amount in respect of a share. Different methods of payment may apply to different members or groups of members (such as overseas members). Without limiting any other method of payment which the company may adopt, payment in respect of a share may be made:
(1)	by such electronic or other means approved by the directors directly to an account (of a type approved by the directors) nominated in writing by the member or the joint holders; or

(2)	by cheque sent to the address of the members shown in the Register or, in the case of joint holders, to the address shown in the Register of any of the joint holders, or to such other address as the member or any of the joint holders in writing direct.
(b)	A cheque sent under rule 12.7(a):
(1)	may be made payable to the bearer who will be the member shown in the Register or, in the case of joint holders, to either joint holder member in which case payment will be deemed to have been made to the joint holder members in full; and

(2)	is sent at the member’s risk.
(c)	If the directors decide that payments will be made by electronic transfer into an account (of a type approved by the directors) nominated by a member, but no such account is nominated by the member or an electronic transfer into a nominated account is rejected or refunded, the company may credit the amount payable to an account of the company to be held until the member nominates a valid account.

(d)	Where a member does not have a registered address or the company believes that a member is not known at the member’s registered address, the company may credit an amount payable in respect of the member’s

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shares to an account of the company to be held until the member claims the amount payable or nominates an account into which a payment may be made.
(e)	An amount credited to an account under rule 12.7(c) or 12.7(d) is to be treated as having been paid to the member at the time it is credited to that account. The company will not be a trustee of the money and no interest will accrue on the money.
12.8	Unclaimed dividends
(a)	If a cheque for an amount payable under rule 12.7(a) is not presented for payment for 11 calendar months after issue or an amount is held in an account under rules 12.7(c) or 12.7(d) for 11 calendar months, the directors may reinvest the amount, after deducting reasonable expenses, into shares in the company on behalf of, and in the name of, the member concerned and may stop payment on the cheque. The shares may be acquired on market or by way of new issue at a price the directors accept is market price at the time. Any residual sum which arises from the reinvestment described in this rule 12.8(a) may be carried forward or donated to charity on behalf of the member, as the directors decide. The company’s liability to pay the relevant amount is discharged by an application under this rule 12.8.

(b)	The directors may do anything necessary or desirable (including executing any document) on behalf of the member to effect the application of an amount under this rule 12.8. The directors may determine other rules to regulate the operation of this rule 12.8 and may delegate their power under this rule to any person.
12.9	Share investment plan
The directors may:
(a)	establish a share investment plan on terms they decide, under which:
(1)	the whole or any part of any dividend or interest due to members or holders of any convertible securities of the company who participate in the plan on their shares or any class of shares or any convertible securities; or

(2)	any other amount payable to members,
may be applied in subscribing for or purchasing securities of the company or of a related body corporate; and
(b)	amend, suspend or terminate a share investment plan.
12.10	Dividend selection plans
The directors may implement a dividend selection plan on terms they decide, under which participants may choose:
(a)	to receive a dividend from the company paid wholly or partly out of any particular fund or reserve or out of profits derived from any particular source; or

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(b)	to forego a dividend from the company in place of some other form of distribution from the company or another body corporate or a trust, and amend, suspend or terminate a dividend selection plan.
13 Capitalising profits
13.1	Certain amounts may be capitalised and distributed among members
Subject to the Listing Rules, any rights or restrictions attached to any shares or class of shares and any special resolution of the company, the directors may capitalise and distribute among those members who would be entitled to receive dividends and in the same proportions, any amount:
(a)	forming part of the undivided profits of the company;

(b)	representing profits arising from an ascertained accretion to capital or a revaluation of the assets of the company;

(c)	arising from the realisation of any assets of the company; or

(d)	otherwise available for distribution as a dividend.
13.2	Proportionate distribution of amounts capitalised
(a)	The directors may resolve that all or any part of the capitalised amount is to be applied:
(1)	in paying up in full, at an issue price decided by the resolution, any unissued shares in or other securities of the company;

(2)	in paying up any amounts unpaid on shares or other securities held by the members; or

(3)	partly as specified in rule 13.2(a)(1) and partly as specified in rule 13.2(a)(2).
The members entitled to share in the distribution will accept that application in full satisfaction of their interest in the capitalised amount.
(b)	Rules 12.2 and 12.3 apply, so far as they can and with any necessary changes, to capitalising an amount under this rule 13 as if references in those rules to:
(1)	a dividend were references to capitalising an amount; and

(2)	a record date were references to the date the directors resolve to capitalise the amount under this rule 13.
13.3	Bonus shares on options
Where in accordance with the terms and conditions on which options to take up shares are granted (and being options existing at the date of the passing of the resolution referred to in rule 13.2(a)) a holder of those options will be entitled to an issue of bonus shares under this rule 13, the directors may in determining the number of unissued shares to be so issued, allow in an appropriate manner for the future issue of bonus shares to options holders.

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14 Ancillary powers regarding distributions on shares
14.1	Directors’ ancillary powers regarding distributions
(a)	To give effect to any resolution to reduce the capital of the company, to satisfy a dividend as set out in rule 12.5(a) or to capitalise any amount under rule 13, the directors may:
(1)	settle as they think expedient any difficulty that arises in making the distribution or capitalisation and, in particular, make cash payments in cases where members are entitled to fractions of shares or other securities and decide that amounts or fractions of less than a particular value decided by the directors may be disregarded in order to adjust the rights of all parties;

(2)	fix the value for distribution of any specific assets;

(3)	pay cash or issue shares or other securities to any member in order to adjust the rights of all parties;

(4)	vest any of those specific assets, cash, shares or other securities in a trustee on trust for the persons entitled to the distribution or capitalised amount that seem expedient to the directors; and

(5)	authorise any person to make, on behalf of all the members entitled to any specific assets, cash, shares or other securities as a result of the distribution or capitalisation, an agreement with the company or another person which provides, as appropriate, for the distribution or issue to them of shares or other securities credited as fully paid up or for payment by the company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares or other securities by applying their respective proportions of the amount resolved to be distributed or capitalised.
(b)	Any agreement made under an authority referred to in rule 14.1(a)(5) is effective and binds all members concerned.

(c)	If a distribution or issue of specific assets, shares or securities to a particular member or members is, in the directors’ discretion, considered impracticable or would give rise to parcels of securities which do not constitute a marketable parcel, the directors may make a cash payment to those members or allocate the assets, shares or securities to a trustee to be sold on behalf of, and for the benefit of, those members, instead of making the distribution or issue to those members.
14.2	Appointment of company as agent of members to give effect to distribution
If the company distributes to members (either generally or to specific members) securities in the company or in another body corporate or trust (whether as a dividend or otherwise and whether or not for value), each of those members appoints the company as his or her agent to do anything needed to give effect to that distribution, including agreeing to become a member of that other body corporate.

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15 Reserves and carry forward of profits
15.1	Reserves
(a)	The directors may set aside out of the company’s profits any reserves or provisions they decide.

(b)	The directors may appropriate to the company’s profits any amount previously set aside as a reserve or provision.

(c)	Setting aside an amount as a reserve or provision does not require the directors to keep the amount separate from the company’s other assets or prevent the amount being used in the company’s business or being invested as the directors decide.
15.2	Carry forward of profits
The directors may carry forward any part of the profits remaining that they consider should not be distributed as dividends or capitalised, without transferring those profits to a reserve or provision.
16 Transfer of shares
16.1	Forms of transfer
Subject to this constitution and to any restrictions attached to a member’s shares, a member may transfer any of the member’s shares by:
(a)	a proper ASTC transfer; or

(b)	a written transfer in any usual form or in any other form approved by the directors.
16.2	Requirements of transfer
(a)	A transfer referred to in rule 16.1(b) must be:
(1)	signed by or on behalf of both the transferor and the transferee unless the transfer relates only to fully paid shares and the directors have dispensed with a signature by the transferee or the transfer of the shares is effected by a document which is, or documents which together are, a sufficient transfer of those shares under the Act;

(2)	if required by law to be stamped, duly stamped; and

(3)	left for registration at the company’s registered office, or at any other place the directors decide, with such evidence the directors require to prove the transferor’s title or right to the shares and the transferee’s right to be registered as the owner of the shares.
(b)	The directors may, to the extent the law permits, waive any of the requirements of rule 16.1 and this rule 16.2 and prescribe alternative requirements instead, whether to give effect to rule 16.3(e) or for another purpose.

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16.3	Registration of transfers
(a)	Subject to the powers vested in the directors under rules 16.4(a) and 16.5, where the company receives a transfer complying with rules 16.1 and 16.2, the company must register the transferee named in the transfer as the holder of the shares to which it relates.

(b)	A transferor of shares remains the holder of the shares until a proper ASTC transfer has been effected or the transferee’s name is entered in the Register as the holder of the shares.

(c)	The company must not charge a fee for registering a transfer of shares.

(d)	The company may retain a registered transfer for any period the directors decide.

(e)	The directors may do anything that is necessary or desirable for the company to participate in any computerised, electronic or other system for facilitating the transfer of shares or operation of the company’s registers that may be owned, operated or sponsored by the Exchange or a related body corporate of the Exchange.
16.4	Power to decline to register transfers
(a)	The directors may decline to register, or prevent registration of, a transfer of shares or apply a holding lock to prevent a transfer in accordance with the Act or the Listing Rules where:
(1)	the transfer is not in registrable form;

(2)	the company has a lien on any of the shares transferred;

(3)	registration of the transfer may breach a law of Australia;

(4)	the transfer is paper-based and registration of the transfer will create a new holding which, at the time the transfer is lodged, is less than a marketable parcel;

(5)	the transfer is not permitted under the terms of an employee share plan; or

(6)	the company is otherwise permitted or required to do so under the Listing Rules or, except for a proper ASTC transfer, under the terms of issue of the shares.
(b)	If the directors decline to register a transfer, the company must give notice of the refusal as required by the Act and the Listing Rules. Failure to give that notice will not invalidate the decision of the directors to decline to register the transfer.

(c)	The directors may delegate their authority under this rule 16.4 to any person.
16.5	Power to suspend registration of transfers
The directors may suspend the registration of transfers at any times, and for any periods, permitted by the ASTC Settlement Rules that they decide.

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17 Selling non-marketable parcels
17.1	Power to sell non-marketable parcels
This rule 17 enables the directors to sell shares which constitute less than a marketable parcel by following the procedures set out in this rule 17.
17.2	Procedures for selling non-marketable parcels
(a)	The directors may send to a member who holds on the date decided by the directors less than a marketable parcel of shares in a class of shares of the company a notice which:
(1)	explains the effect of the notice under this rule 17; and

(2)	advises the holder that he or she may choose to be exempt from the provisions of this rule. A form of election for that purpose must be sent with the notice.
(b)	If, before 5.00 pm Melbourne time on a date specified in the notice which is no earlier than 6 weeks after the notice is sent:
(1)	the company has not received a notice from the member choosing to be exempt from the provisions of this rule 17; and

(2)	the member has not increased his or her shareholding to a marketable parcel, the member is taken to have irrevocably appointed the company as his or her agent to do anything in rule 17.2(c).
(c)	The company may:
(1)	sell the shares constituting less than a marketable parcel as soon as practicable at a price which the directors consider is the best price reasonably available for the shares when they are sold;

(2)	deal with the proceeds of sale under rule 9; and

(3)	receive any disclosure document, including a financial services guide, as agent for the member.
(d)	The costs and expenses of any sale of shares arising from a notice under rule 17.2(a) (including brokerage and stamp duty) are payable by the purchaser or by the company.

(e)	A notice under rule 17.2(a) may be given to a member only once in a 12 month period and may not be given during the offer period of a takeover bid for the company.

(f)	If a takeover bid is announced after a notice is given but before an agreement is entered into for the sale of shares, this rule ceases to operate for those shares. However, despite rule 17.2(e), a new notice under rule 17.2(a) may be given after the offer period of the takeover bid closes.

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17.3	Additional powers to initiate a sale
In addition to initiating a sale by sending a notice under rule 17.2(a), the directors may also initiate a sale if a member holds less than a marketable parcel and that holding was created by a transfer of a parcel of shares effected on or after 1 September 1999 that was less than a marketable parcel at the time that the transfer document was initiated or, in the case of a paper based transfer document, was lodged with the company. In that case:
(a)	the member is taken to have irrevocably appointed the company as his or her agent to do anything in rule 17.2(c); and

(b)	if the holding was created after the adoption of this rule, the directors may remove or change the member’s rights to vote or receive dividends in respect of those shares. Any dividends withheld must be sent to the former holder after the sale once the former holder delivers to the company such proof of title as the directors accept.
17.4	Power to revoke, suspend or terminate
The directors may, before a sale is effected under this rule 17, revoke a notice given or suspend or terminate the operation of this rule either generally or in specific cases.
17.5	Treatment of separate holdings
If a member is registered in respect of more than one parcel of shares, the directors may treat the member as a separate member in respect of each of those parcels so that this rule 17 will operate as if each parcel was held by different persons.
18 Transmission of shares
18.1	Title to shares of deceased member
Subject to rule 18.4(a), where a member dies, the only persons the company will recognise as having any title to the member’s shares or any benefits accruing on those shares are:
(a)	where the deceased was a sole holder, the legal personal representative of the deceased; and

(b)	where the deceased was a joint holder, the survivor or survivors.
18.2	Liability on shares held by deceased member
Rule 18.1 does not release the estate of a deceased member from any liability on a share, whether that share was held by the deceased solely or jointly with other persons.

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18.3	Title to shares on transmission event
(a)	A person who becomes entitled to a share because of a transmission event may, on producing such evidence as the directors require to prove that person’s entitlement to the share, choose:
(1)	to be registered as the holder of the share by signing and giving the company a written notice stating that choice; or

(2)	to nominate some other person to be registered as the transferee of the share by executing or effecting in some other way a transfer of the share to that other person.
(b)	Where two or more persons are jointly entitled to a share because of a transmission event they will, on being registered as the holders of the share, be taken to hold the share as joint tenants and rule 2.2 will apply to them.
18.4	Transfer of shares despite transmission event
(a)	The directors may register a transfer of shares signed by a member before a transmission event even though the company has notice of the transmission event.

(b)	The provisions of this constitution concerning the right to transfer shares and the registration of transfers of shares apply, so far as they can and with any necessary changes, to a notice or transfer under rule 18.3(a) as if the relevant transmission event had not occurred and the notice or transfer were executed or effected by the registered holder of the share.
19 General meetings
19.1	Calling general meetings
(a)	A general meeting may only be called:
(1)	by a directors’ resolution; and

(2)	as otherwise provided in the Act.
(b)	The directors may, by notice to the Exchange, change the venue for, postpone or cancel a general meeting, if they consider that the meeting has become unnecessary, or the venue would be unreasonable or impractical or a change is necessary in the interests of conducting the meeting efficiently, but:
(1)	a meeting called by a single director; or

(2)	a meeting which:
(A)	is not called by a directors’ resolution; and

(B)	is called in accordance with a members’ requisition under the Act, may not be postponed or cancelled without the prior written consent of the persons who called or requisitioned the meeting.

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19.2	Notice of general meetings
(a)	Notice of a general meeting must be given to each person who at the time of giving the notice is a member, director or auditor of the company.

(b)	The content of a notice of a general meeting called by the directors is to be decided by the directors, but it must state the general nature of the business to be transacted at the meeting and any other matters required by the Act.

(c)	Unless the Act provides otherwise:
(1)	no business may be transacted at a general meeting unless the general nature of the business is stated in the notice calling the meeting; and

(2)	except with the approval of the directors or the chairman, no person may move any amendment to a proposed resolution the terms of which are set out in the notice calling the meeting or to a document which relates to such a resolution and a copy of which has been made available to members to inspect or obtain.
(d)	A person may waive notice of any general meeting by written notice to the company.

(e)	Failure to give a member or any other person notice of a general meeting or a proxy form, does not invalidate anything done or resolution passed at the general meeting if:
(1)	the failure occurred by accident or inadvertent error; or

(2)	before or after the meeting, the person notifies the company of the person’s agreement to that thing or resolution.
(f)	A person’s attendance at a general meeting waives any objection that person may have to:
(1)	a failure to give notice, or the giving of a defective notice, of the meeting unless the person at the beginning of the meeting objects to the holding of the meeting; and

(2)	the consideration of a particular matter at the meeting which is not within the business referred to in the notice of the meeting, unless the person objects to considering the matter when it is presented.
19.3	Admission to general meetings
(a)	The chairman of a general meeting may take any action he or she considers appropriate for the safety of persons attending the meeting and the orderly conduct of the meeting and may refuse admission to, or require to leave and remain out of, the meeting any person:
(1)	in possession of a pictorial-recording or sound-recording device;

(2)	in possession of a placard or banner;

(3)	in possession of an article considered by the chairman to be dangerous, offensive or liable to cause disruption;

(4)	who refuses to produce or permit examination of any article, or the contents of any article, in the person’s possession;

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(5)	who behaves or threatens to behave in a dangerous, offensive or disruptive way; or

(6)	who is not entitled to receive notice of the meeting.
The chairman may delegate the powers conferred by this rule to any person he or she thinks fit.
(b)	A person, whether a member or not, requested by the directors or the chairman to attend a general meeting is entitled to be present and, at the request of the chairman, to speak at the meeting.

(c)	If the chairman of a general meeting considers that there is not enough room for the members who wish to attend the meeting, he or she may arrange for any person whom he or she considers cannot be seated in the main meeting room to observe or attend the general meeting in a separate room. Even if the members present in the separate room are not able to participate in the conduct of the meeting, the meeting will nevertheless be treated as validly held in the main room.

(d)	If a separate meeting place is linked to the main place of a general meeting by an instantaneous audio-visual communication device which, by itself or in conjunction with other arrangements:
(1)	gives the general body of members in the separate meeting place a reasonable opportunity to participate in proceedings in the main place;

(2)	enables the chairman to be aware of proceedings in the other place; and

(3)	enables the members in the separate meeting place to vote on a show of hands or on a poll, a member present at the separate meeting place is taken to be present at the general meeting and entitled to exercise all rights as if he or she was present at the main place.
(e)	If, before or during the meeting, any technical difficulty occurs whereby one or more of the matters set out in rule 19.3(d) is not satisfied, the chairman may:
(1)	adjourn the meeting until the difficulty is remedied; or

(2)	continue to hold the meeting in the main place (and any other place which is linked under rule 19.3(d)) and transact business, and no member present in person or by proxy, attorney or representative may object to the meeting being held or continuing.
(f)	Nothing in this rule 19.3 or in rule 20.3 is to be taken to limit the powers conferred on the chairman by law.

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20 Proceedings at general meetings
20.1	Quorum at general meetings
(a)	No business may be transacted at a general meeting, except the election of a chairman and the adjournment of the meeting, unless a quorum of members is present when the meeting proceeds to business.

(b)	A quorum is 3 or more members present at the meeting and entitled to vote on a resolution at the meeting.[3]

(c)	If a quorum is not present within 30 minutes after the time appointed for the general meeting:
(1)	where the meeting was called at the request of members, the meeting must be dissolved; or

(2)	in any other case, the meeting stands adjourned to the day, and at the time and place, the directors present decide or, if they do not make a decision, to the same day in the next week at the same time and place and if, at the adjourned meeting, a quorum is not present within 30 minutes after the time appointed for the meeting, the meeting must be dissolved.
20.2	Chairman of general meetings
(a)	The chairman of directors or, in the absence of the chairman of directors, the deputy chairman of directors (if any) is entitled, if present within 15 minutes after the time appointed for a general meeting and willing to act, to preside as chairman at the meeting.

(b)	The directors present may choose one of their number to preside as chairman if, at a general meeting:
(1)	there is no chairman or deputy chairman of directors;

(2)	neither the chairman nor the deputy chairman (if any) of directors is present within 15 minutes after the time appointed for the meeting; or

(3)	neither the chairman nor the deputy chairman (if any) of directors is willing to act as chairman of the meeting.
(c)	If the directors do not choose a chairman under rule 20.2(b), the members present must elect as chairman of the meeting:
(1)	another director who is present and willing to act; or

(2)	if no other director willing to act is present at the meeting, a member who is present and willing to act.
(d)	A chairman of a general meeting may, for any item of business or discrete part of the meeting, vacate the chair in favour of another person nominated by him or her.

[3]	Until the Commonwealth ceases to hold a majority of the voting shares in the company, this quorum provision is subject to rule 3 of schedule 2 of this constitution.

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20.3	Conduct at general meetings
(a)	Subject to the provisions of the Act, the chairman of a general meeting is responsible for the general conduct of the meeting and for the procedures to be adopted at the meeting.

(b)	The chairman may at any time the chairman considers it necessary or desirable for the proper and orderly conduct of the meeting:
(1)	impose a limit on the time that a person may speak on each motion or other item of business and terminate debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the members present; and

(2)	adopt any procedures for casting or recording votes at the meeting whether on a show of hands or on a poll, including the appointment of scrutineers.
(c)	A decision by a chairman under rules 20.3(a) or 20.3(b) is final.
20.4	Decisions at general meetings
(a)	Except where a resolution requires a special majority, questions arising at a general meeting must be decided by a majority of votes cast by the members present at the meeting. A decision made in this way is for all purposes a decision of the members.

(b)	If the votes are equal on a proposed resolution, the chairman of the meeting has a casting vote, in addition to any deliberative vote.

(c)	A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is demanded:
(1)	before the show of hands is taken;

(2)	before the result of the show of hands is declared; or

(3)	immediately after the result of the show of hands is declared.
(d)	A poll may be demanded by:
(1)	the chairman of the meeting;

(2)	at least five members entitled to vote on the resolution; or

(3)	members with at least 5% of the votes that may be cast on the resolution on a poll.
(e)	A demand for a poll does not prevent a general meeting continuing to transact any business except the question on which the poll is demanded.

(f)	Unless a poll is duly demanded, a declaration by the chairman of a general meeting that a resolution has on a show of hands been carried or carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the company, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

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(g)	If a poll is duly demanded at a general meeting, it must be taken in the way and either at once or after an interval or adjournment as the chairman of the meeting directs. The result of the poll as declared by the chairman is the resolution of the meeting at which the poll was demanded.

(h)	A poll cannot be demanded at a general meeting on the election of a chairman of the meeting.

(i)	The demand for a poll may be withdrawn with the chairman’s consent.

(j)	The directors may determine that at any general meeting or class meeting, a member who is entitled to attend and vote on a resolution at that meeting is entitled to a direct vote in respect of that resolution. A “direct vote” includes a vote delivered to the company by post, fax or other electronic means approved by the directors. The directors may prescribe regulations, rules and procedures in relation to direct voting, including specifying the form, method and timing of giving a direct vote at a meeting in order for the vote to be valid.
20.5	Postponement or adjournment of general meetings
(a)	The chairman may postpone a general meeting before it has started, whether or not a quorum is present, if, at the time and place appointed for the meeting, he or she considers that:
(1)	there is not enough room for the number of members who wish to attend the meeting; or

(2)	a postponement is necessary in light of the behaviour of persons present or for any other reason so that the business of the meeting can be properly carried out.
(b)	A postponement under rule 20.5(a) will be to another time, which may be on the same day as the meeting, and may be to another place (and the new time and place will be taken to be the time and place for the meeting as if specified in the notice which called the meeting originally).

(c)	The chairman may at any time during the course of the meeting:
(1)	adjourn the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting; and

(2)	for the purpose of allowing any poll to be taken or determined, suspend the proceedings of the meeting for such period or periods as he or she decides without effecting an adjournment. No business may be transacted and no discussion may take place during any suspension of proceedings unless the chairman otherwise allows.
(d)	The chairman’s rights under rules 20.5(a) and 20.5(c) are exclusive and, unless the chairman requires otherwise, no vote may be taken or demanded by the members present concerning any postponement, adjournment or suspension of proceedings.

(e)	Only unfinished business may be transacted at a meeting resumed after an adjournment.

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(f)	Where a meeting is postponed or adjourned under this rule 20.5, notice of the postponed or adjourned meeting must be given to the Exchange, but, except as provided by rule 20.5(h), need not be given to any other person.

(g)	Where a meeting is postponed or adjourned, the directors may, by notice to the Exchange, postpone, cancel or change the place of the postponed or adjourned meeting.

(h)	Where a meeting is postponed or adjourned for 60 days or more, notice of the postponed or adjourned meeting must be given as in the case of the original meeting.
21 Votes at general meetings
21.1	Votes on a show of hands or on a poll
(a)	Subject to this constitution and to any rights or restrictions attached to any shares or class of shares, at a general meeting:
(1)	on a show of hands, every member present has one vote; and

(2)	on a poll, every member present has one vote for each share held as at the record time by the member entitling the member to vote, except for partly paid shares, each of which confers on a poll only the fraction of one vote which the amount paid (not credited) on the share bears to the total amounts paid and payable (excluding amounts credited) on the share. An amount paid in advance of a call is disregarded for this purpose.
(b)	If a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only even though he or she represents more than one member.
21.2	Votes of joint holders
A joint holder may vote at a meeting either personally or by proxy, attorney or representative as if that person was the sole holder. If more than one joint holder tenders a vote in respect of the relevant shares, the vote of the holder named first in the register who tenders a vote, whether in person or by proxy, attorney or representative, must be accepted to the exclusion of the votes of the other joint holders.
21.3	Votes of infant and incapacitated members
(a)	The parent or guardian of an infant member may vote at any general meeting upon such evidence being produced of the relationship or of the appointment of the guardian as the directors may require and any vote so tendered by a parent or guardian of an infant member must be accepted to the exclusion of the vote of the infant member.

(b)	If a member is of unsound mind or is a person who is, or whose estate is, liable to be dealt with in any way under the law relating to mental health,

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then the member’s committee or trustee or such other person as properly has the management of the member’s estate may exercise any rights of the member in relation to a general meeting as if the committee, trustee or other person were the member.
21.4	No vote if call unpaid
Where a member holds a share on which a call or other amount payable to the company has not been duly paid:
(a)	that member is only entitled to be present at a general meeting and vote if that member holds, as at the record time, other shares on which no money is then due and payable; and

(b)	on a poll, that member is not entitled to vote in respect of that share but may vote in respect of any shares that member holds, as at the record time, on which no money is then due and payable.
21.5	No vote if contrary to Corporations Act or Listing Rules
A member is not entitled to vote on a resolution if, under the Act or the Listing Rules, the notice which called the meeting specified that:
(a)	the member must not vote or must abstain from voting on the resolution; or

(b)	a vote on the resolution by the member must be disregarded for any purposes.
If the member or a person acting as proxy, attorney or representative of the member does tender a vote on that resolution, their vote must not be counted.
21.6	Objections to qualification to vote
(a)	An objection to the validity of a vote tendered at a general meeting must be:
(1)	raised before or immediately after the result of the vote is declared; and

(2)	referred to the chairman of the meeting, whose decision is final.
(b)	A vote tendered, but not disallowed by the chairman of a meeting under rule 21.6(a), is valid for all purposes, even if it would not otherwise have been valid.

(c)	The chairman may decide any difficulty or dispute which arises as to the number of votes which may be cast by or on behalf of any member and the decision of the chairman is final.

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22 Proxies and representatives4
22.1	Right to appoint proxy, attorney or representative
(a)	Subject to this constitution, each member entitled to vote at a general meeting may vote:
(1)	in person or, where a member is a body corporate, by its representative;

(2)	by not more than 2 proxies; or

(3)	by not more than 2 attorneys.
(b)	A proxy, attorney or representative may, but need not, be a member of the company[5].
22.2	Form of proxy or attorney
(a)	An instrument appointing a proxy is valid if it is in accordance with the Act or in any form approved by the directors.

(b)	A proxy form issued by the company must allow for the insertion of the name of the person to be primarily appointed as proxy and may provide that, in circumstances and on conditions specified in the form that are not inconsistent with this constitution, the chairman of the relevant meeting (or another person specified in the form) is appointed as proxy.
22.3	Deposit of power of attorney or proxy form before meeting
(a)	For the purposes of this rule 22.3 a proxy appointment received at an electronic address specified in the notice of general meeting for the receipt of proxy appointment or otherwise received by the company in accordance with the Act is taken to have been signed or executed if the appointment:
(1)	includes or is accompanied by a personal identification code allocated by the company to the member making the appointment;

(2)	has been authorised by the member in another manner approved by the directors and specified in or with the notice of meeting; or

(3)	is otherwise authenticated in accordance with the Act.
(b)	A proxy or attorney may not vote at a general meeting or adjourned meeting or on a poll unless the instrument appointing the proxy or attorney, and the authority under which the instrument is signed or a certified copy of the authority, are received by the company:
(1)	at least 48 hours (or, in the case of an adjournment or postponement of a meeting, including an adjourned meeting, any lesser time that the directors or the chairman of the meeting

[4]	There are special rules regarding representation of the Commonwealth at a general meeting which are set out in rule 4 of schedule 2 of this constitution.

[5]	Schedule 1 of this constitution sets out special rules regarding the appointment of attorneys by TIRT, the ESOP Trustee and any Approved Nominator.

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        decides) before the time for holding the meeting or adjourned meeting or taking the poll, as applicable; or
(2)	where rule 22.3(d) applies, such shorter period before the time for holding the meeting or adjourned meeting or taking the poll, as applicable, as the company determines in its discretion.
A document is received by the company under this rule 22.3(b) when it is received in accordance with the Act, and to the extent permitted by the Act, if the document is produced or the transmission of the document is otherwise verified to the company in the way specified in the notice of meeting.
(c)	The company is entitled to clarify with a member any instruction on an appointment of proxy or attorney which is received by the company within the period specified in rule 22.3(b)(1) or 22.3(b)(2) (as applicable) by written or verbal communication. The company, at its discretion, is entitled to amend the contents of any appointment of proxy or attorney to reflect any clarification in instruction and the member at that time shall be taken to have appointed the company as its attorney for this purpose.

(d)	Where an instrument appointing a proxy or attorney has been received by the company within the period specified in rule 22.3(b)(1) and the company considers that the instrument has not been duly executed, the company, in its discretion, may:
(1)	return the instrument appointing the proxy or attorney to the appointing member; and

(2)	request that the member duly execute the appointment and return it to the company within the period determined by the company under rule 22.3(b)(2) and notified to the member.
(e)	An instrument appointing a proxy or attorney which is received by the company in accordance with rule 22.3(d) shall be taken to have been validly received by the company.
22.4	Validity of proxy
(a)	A vote given in accordance with an instrument appointing a proxy or attorney is valid despite the transfer of the share in respect of which the instrument was given if the transfer is not registered by the time at which the instrument appointing the proxy or attorney is required to be received under rule 22.3(b).

(b)	The chairman of a meeting may:
(1)	permit a person claiming to be a representative to exercise the powers of a representative, even if the person is unable to establish to the chairman’s satisfaction that he or she has been validly appointed; or

(2)	permit the person to exercise those powers on the condition that, if required by the company, he or she produce evidence of the appointment within the time set by the chairman.

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(c)	The chairman of a meeting may require a person acting as a proxy, attorney or representative to establish to the chairman’s satisfaction that the person is the person duly appointed to act. If the person fails to satisfy the requirement, the chairman may exclude the person from attending or voting at the meeting.

(d)	The chairman may delegate his or her powers under rules 22.4(b) and 22.4(c) to any person.
22.5	Authority conferred on proxy or attorney
(a)	Unless the instrument or resolution appointing a proxy, attorney or representative provides differently, the proxy, attorney or representative has the same rights to speak, demand a poll, join in demanding a poll or act generally at the meeting as the member would have had if the member was present.

(b)	Unless otherwise provided in the appointment of a proxy, attorney or representative, an appointment will be taken to confer authority:
(1)	even though the instrument may refer to specific resolutions and may direct the proxy, attorney or representative how to vote on those resolutions, to do any of the acts specified in rule 22.5(c); and

(2)	even though the instrument may refer to a specific meeting to be held at a specified time or venue, where the meeting is rescheduled or adjourned to another time or changed to another venue, to attend and vote at the re-scheduled or adjourned meeting or at the new venue.
(c)	The acts referred to in rule 22.5(b)(1) are:
(1)	to vote on any amendment moved to the proposed resolutions and on any motion that the proposed resolutions not be put or any similar motion;

(2)	to vote on any procedural motion, including any motion to elect the chairman, to vacate the chair or to adjourn the meeting; and

(3)	to act generally at the meeting.
22.6	Proxy not to vote if member attends and votes

The appointment of a proxy or attorney is not revoked by the appointor attending and taking part in the general meeting, but if the appointor votes on a resolution, the proxy or attorney is not entitled to vote, and must not vote, as the appointor’s proxy or attorney on the resolution.
22.7	Appointment of 2 proxies or attorneys

Where a member appoints 2 proxies or attorneys to vote at the same general meeting:
(a)	if the appointment does not specify the proportion or number of the member’s votes each proxy or attorney may exercise, each proxy or attorney may exercise half the member’s votes;

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(b)	on a show of hands, neither proxy or attorney may vote if more than one proxy or attorney attends; and

(c)	on a poll, each proxy or attorney may only exercise votes in respect of those shares or voting rights the proxy or attorney represents.
22.8	Vote by proxy valid despite intervening event

Unless written notice of the matter has been received at the company’s registered office (or at another place specified for lodging an appointment of a proxy or attorney for the meeting) at least 48 hours (or, in the case of an adjournment or postponement of a meeting, any lesser time that the directors or the chairman of the meeting decide) before the time for holding a meeting, adjourned meeting or poll, a vote cast by a proxy or attorney is valid even if, before the vote is cast:
(a)	a transmission event occurs to the member;

(b)	the member revokes the appointment of the proxy or attorney or revokes the authority under which a third party appointed the proxy or attorney; or

(c)	the member has issued a clarifying instruction under rule 22.3(c).
22.9	Validity of proxy at postponed meeting

Where authority is given to a proxy, attorney or representative concerning a meeting to be held on or before a specified date or at a specified place and that meeting is postponed to a later date or the meeting place is changed, the authority is taken to include authority to act at the re-scheduled meeting unless the member granting the authority gives the company notice to the contrary under rule 22.3(b).
23 Appointment and retirement of directors
23.1	Number of directors

The minimum number of directors is 3. The maximum number of directors is to be fixed by the directors, but may not be more than 13 unless the company in general meeting resolves otherwise. The directors must not determine a maximum which is less than the number of directors in office at the time the determination takes effect.
23.2	Director need not be a member
(a)	A director is not required to hold any shares in the company to qualify for appointment.

(b)	A director is entitled to attend and speak at general meetings and at meetings of the holders of a class of shares, even if he or she is not a member or a holder of shares in the relevant class.
23.3	Casual vacancies and additional directors
(a)	The directors may appoint any individual to be a director, either as an addition to the existing directors or to fill a casual vacancy, but so that the

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total number of directors does not exceed the maximum number fixed under this constitution.6
(b)	A director appointed by the directors under rule 23.3(a), who is not a managing director, holds office only until the conclusion of the next AGM following his or her appointment, and is eligible for election at that meeting.
23.4	Retirement and re-election of directors at AGM
(a)	No director who is not the managing director may hold office without re-election after 3 years or beyond the third AGM following the meeting at which the director was last elected or re-elected (whichever is the later).

(b)	If no director would otherwise be required (by rules 23.3(b) or 23.4(a)) to submit for election or re-election, the director to retire at the AGM is the director who has been longest in office since their last election or appointment. As between directors who were last elected or appointed on the same day, the one to retire must, unless they can agree among themselves, be decided by lot. A director retiring pursuant to this rule 23.4(b) is eligible for re-election.

(c)	If there is more than one managing director, only one of them, nominated by the directors, is entitled not to be subject to vacation of office under rule 23.3(b) or retirement under rule 23.4(a).

(d)	The company may by resolution at an AGM fill an office vacated by a director under rules 23.3(b), 23.4(a) or 23.5 by electing or re-electing an eligible person to that office.

If at a general meeting at which an election of directors ought to take place, no such election is made, the retiring directors or those retiring directors whose positions on the board have not been filled, may, if willing to act, continue in office until the next annual general meeting of the company.

(e)	The retirement of a director from office under this constitution and the re-election of the director or the election of another person to that office (as the case may be) takes effect at the conclusion of the meeting at which the retirement and re-election or election occur.

(f)	A person is eligible for election to the office of a director at a general meeting only if:
(1)	the person is in office as a director immediately before that meeting[7];

(2)	the person has been nominated by the directors for election at that meeting; or

[6]	Until the Commonwealth ceases to hold a majority of the voting shares in the company, this provision is subject to rule 5 of schedule 2 of this constitution.

[7]	This includes a director who was previously appointed:

(a)	by the directors and is eligible for election under rule 23.3(b); or

(b)	by members and is now retiring under rule 23.4.

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(3)	he or she has at least 45 business days and, in the case of a general meeting the directors have been duly requested by members under the Act to call, at least 30 business days but, in each case, no more than 90 business days (or such other period as may be stipulated for this purpose under the Listing Rules) before the meeting, given the company a notice signed by him or her stating his or her desire to be a candidate for election at that meeting.
(g)	A partner, employer or employee of an auditor of the company may not be appointed or elected as a director.
23.5	Vacation of office of director

In addition to the circumstances prescribed by the Act and this constitution, the office of a director becomes vacant if the director:
(a)	becomes of unsound mind or a person who is, or whose estate is, liable to be dealt with in any way under the law relating to mental health;

(b)	becomes bankrupt or insolvent or makes any arrangement or composition with his or her creditors generally;

(c)	is convicted on indictment of an offence and the directors do not within 1 month after that conviction resolve to confirm the director’s appointment or election (as the case may be) to the office of director;

(d)	fails to attend meetings of the directors for more than 3 consecutive months without leave of absence from the directors and a majority of the other directors have not, within 14 days of having been given a notice by the company secretary giving details of the absence, resolved that leave of absence be granted;

(e)	resigns by written notice to the company; or

(f)	being an executive director (including the managing director), ceases to be an employee of the company, unless determined otherwise by the directors.
24 Remuneration of directors
24.1	Remuneration must not exceed amount fixed by members
(a)	Each director (including the managing director, acting in his capacity as a director) is entitled to such remuneration from the company for his or her services as a director as the directors decide but the total amount provided to all directors for their services as directors must not exceed in aggregate in any financial year the amount fixed by the company in general meeting.[8]

[8]	As at 14 November 2006, the aggregate remuneration payable out of the funds of the company to non-executive directors for their services as directors, including their service on a committee of directors, is $2,000,000 per annum. This amount was approved by members at the annual general meeting held on 25 October 2005.

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(b)	For the purposes of rule 24.1(a) the amount fixed by the company as remuneration for a director includes any fees paid to a director for service on a committee of directors (unless the directors determine otherwise under rule 26.6(d)) but does not include any amount paid by the company or a related body corporate:
(1)	in the form of any insurance premium paid or agreed to be paid for a director under rule 30.8; or

(2)	under rule 24.3.
24.2	Form of remuneration
(a)	Remuneration under rule 24.1(a) may be provided in such manner that the directors decide, including by way of cash or non cash benefits, such as a contribution to a superannuation fund or the issue or grant of shares (subject to compliance with the Act, the Listing Rules and any other applicable laws).

(b)	The remuneration is taken to accrue from day to day.

(c)	The remuneration of a director (who is not a managing director or an executive director) must not include a commission on, or a percentage of, profits or operating revenue.
24.3	Payment for extra services and expenses
(a)	The directors are entitled to be paid all travelling and other expenses they incur in attending to the company’s affairs, including attending and returning from general meetings of the company or meetings of the directors or of committees of the directors.

(b)	If a director, with the concurrence of the directors, performs extra services or makes any special exertions for the benefit of the company, the directors may cause that director to be paid out of the funds of the company such special and additional remuneration as the directors decide is appropriate having regard to the value to the company of the extra services or special exertions.

(c)	If a director is also an officer of the company or of a related body corporate in a capacity other than director, any remuneration that director may receive for acting as that officer may be either in addition to or instead of that director’s remuneration under rule 24.1(a).
25 Directors may contract with the company and hold other offices
25.1	Disclosure of interest
(a)	The directors may make regulations requiring the disclosure of interests that a director, and any person deemed by the directors to be related to or associated with the director, may have in any matter concerning the company or a related body corporate. Any regulations made under this constitution bind all directors.

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(b)	No act, transaction, agreement, instrument, resolution or other thing is invalid or voidable only because a person fails to comply with any regulation made under rule 25.1(a).
25.2	Director may contract with the company
(a)	A director is not disqualified from contracting or entering into an arrangement with the company as vendor, purchaser or in another capacity, merely because the director holds office as a director or because of the fiduciary obligations arising from that office.

(b)	A contract or arrangement entered into by or on behalf of the company in which a director is in any way interested is not invalid or voidable merely because the director holds office as a director or because of the fiduciary obligations arising from that office.
25.3	Director not liable to account

A director who is interested in any arrangement involving the company is not liable to account to the company for any profit realised under the arrangement merely because the director holds office as a director or because of the fiduciary obligations arising from that office, provided that the director complies with the disclosure requirements applicable to the director under rule 25.1(a) and under the Act regarding that interest.
25.4	Director may hold other office of profit
(a)	A director may hold any other office or position (except auditor) in the company or any related body corporate in conjunction with his or her directorship and may be appointed to that office or position on terms (including remuneration and tenure) the directors decide.

(b)	A director may be or become a director or other officer of, or interested in, any related body corporate or any other body corporate, and, with the consent of the directors of the company, need not account to the company for any remuneration or other benefits the director receives as a director or officer of, or from having an interest in, that body corporate.
25.5	Director’s right to vote
(a)	A director who has an interest in a matter that is being considered at a meeting of directors may, despite that interest, vote, be present and be counted in a quorum at the meeting, unless that is prohibited by the Act. No act, transaction, agreement, instrument, resolution or other thing is invalid or voidable only because a director fails to comply with that prohibition.

(b)	The directors may exercise the voting rights given by shares in any corporation held or owned by the company in any way the directors decide. This includes voting for any resolution appointing a director as a director or other officer of that corporation or voting for the payment of remuneration to the directors or other officers of that corporation. A director may, if the law permits, vote for the exercise of those voting rights even though he or she is, or may be about to be appointed, a director or

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other officer of that other corporation and, in that capacity, may be interested in the exercise of those voting rights.
25.6	Director may affix seal notwithstanding interest

A director who is interested in any contract or arrangement may, despite that interest, witness the fixing of the seal to any document evidencing or otherwise connected with that contract or arrangement.
26 Powers of directors9
26.1	Directors have powers of the company

The directors are responsible for managing the business of the company and may exercise all powers and do all things that are within the company’s power and are not expressly required by the Act or this constitution to be exercised by the company in a general meeting.
26.2	Directors may exercise company’s power to borrow

The directors may exercise all the powers of the company:
(a)	to borrow or raise money in any other way;

(b)	to charge any of the company’s property or business or any of its uncalled capital; and

(c)	to issue debentures or give any security for a debt, liability or obligation of the company or of any other person.
26.3	Terms of debentures

Debentures or other securities may be issued on the terms and at prices decided by the directors, including bearing interest or not, with rights to subscribe for, or exchange into, shares or other securities in the company or a related body corporate or with special privileges as to redemption, participating in share issues, attending and voting at general meetings and appointing directors.
26.4	Execution of negotiable instruments

The directors may decide how cheques, promissory notes, banker’s drafts, bills of exchange or other negotiable instruments must be signed, drawn, accepted, endorsed or otherwise executed, as applicable, by or on behalf of the company.

[9]	The Minister may, after consultation with the board of directors, give written directions to the company in relation to the exercise of the company’s powers as appear to the Minister to be necessary in the public interest, subject to the Telstra Act (see section 9, Telstra Act) and Schedule 1, Part 3, clause 72 of the Telstra (Transition to Full Private Ownership) Act 2005 (Cth).

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26.5	Directors may appoint officer, attorney or agent
(a)	The directors may:
(1)	appoint or employ any person as an officer, agent or attorney of the company for the purposes, with the powers, discretions and duties (including powers, discretions and duties vested in or exercisable by the directors), for any period and on any other conditions they decide;

(2)	authorise an officer, agent or attorney to delegate any of the powers, discretions and duties vested in the officer, agent or attorney; and

(3)	remove or dismiss any officer, agent or attorney of the company at any time, with or without cause.
(b)	A power of attorney may contain any provisions for the protection and convenience of the attorney or persons dealing with the attorney that the directors decide.

(c)	Nothing in this rule 26 limits the general nature of rule 26.1.
26.6	Committees of directors
(a)	The directors may delegate any powers to a committee of directors.

(b)	A committee to which any powers have been delegated must exercise the powers delegated in accordance with any direction of the directors.

(c)	The provisions of this constitution applying to meetings and resolutions of directors apply, so far as they can and with any necessary changes, to meetings and resolutions of a committee of directors, except to the extent they are contrary to any direction given under rule 26.6(b).

(d)	The directors may resolve that membership of a committee of directors be treated as an extra service or special exertion performed by the directors for the purposes of rule 24.3(b).
26.7	Delegation to a director
(a)	The directors may delegate any of their powers to 1 director.

(b)	A director to whom any powers have been so delegated must exercise the powers delegated in accordance with any directions of the directors.
26.8	Delegation to other persons
(a)	The directors may delegate any of their powers to an employee of the company or any other person.

(b)	A person to whom any powers have been so delegated must exercise the powers delegated in accordance with any directions of the directors.
26.9	Validity of acts
(a)	The exercise of the power by the delegate in accordance with rules 26.5, 26.6, 26.7 and 26.8 is as effective as if the directors had exercised it.

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(b)	An act done by a meeting of directors, a committee of directors or a person acting as a director is not invalidated by:
(1)	a defect in the appointment of a person as a director or a member of a committee; or

(2)	a person so appointed being disqualified or not being entitled to vote, if that circumstance was not known by the directors, committee or person when the act was done.
27 Proceedings of directors
27.1	Meetings of directors

The directors may meet together to attend to business and adjourn and otherwise regulate their meetings as they decide.
27.2	Calling meetings of directors
(a)	A director may, whenever the director thinks fit, call a meeting of the directors.

(b)	A secretary must, if requested by a director, call a meeting of the directors.
27.3	Notice of meetings of directors
(a)	Notice of a meeting of directors must be given to each person who is at the time the notice is given:
(1)	a director, except a director on leave of absence approved by the directors; or

(2)	an alternate director appointed under rule 28 by a director on leave of absence approved by the directors.
(b)	A notice of a meeting of directors:
(1)	must specify the time and place of the meeting;

(2)	need not state the nature of the business to be transacted at the meeting;

(3)	may, if necessary, be given immediately before the meeting;

(4)	may be given in person or by post or by telephone, fax or other electronic means; and

(5)	will be taken to have been given to an alternate director if it is given to the director who appointed that alternate director.
(c)	A director or alternate director may waive notice of a meeting of directors by giving notice to that effect in person or by post or by telephone, fax or other electronic means.

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(d)	Failure to give a director or alternate director notice of a meeting of directors does not invalidate anything done or any resolution passed at the meeting if:
(1)	the failure occurred by accident or inadvertent error; or

(2)	the director or alternate director attended the meeting or waived notice of the meeting (whether before or after the meeting).
(e)	A person who attends a meeting of directors waives any objection that person may have to a failure to give notice of the meeting.
27.4	Quorum at meetings of directors
(a)	No business may be transacted at a meeting of directors unless a quorum of directors is present at the time the business is dealt with.

(b)	Unless the directors decide differently, 3 directors constitute a quorum.

(c)	If there is a vacancy in the office of a director, the remaining directors may act. But, if their number is not sufficient to constitute a quorum, they may act only in an emergency or to increase the number of directors to a number sufficient to constitute a quorum or to call a general meeting of the company.
27.5	Meetings using technology
(a)	The contemporaneous linking together by telephone or other electronic means of a sufficient number of directors to constitute a quorum, constitutes a meeting of the directors. All the provisions in this constitution relating to meetings of the directors apply, as far as they can and with any necessary changes, to meetings of the directors by telephone or other electronic means.

(b)	A meeting by telephone or other electronic means is to be taken to be held at the place where the chairman of the meeting is or at such other place the chairman of the meeting decides on, as long as at least one of the directors involved was at that place for the duration of the meeting.

(c)	A director taking part in a meeting by telephone or other electronic means is to be taken to be present in person at the meeting.
If, before or during the meeting, any technical difficulty occurs whereby one or more directors cease to participate, the chairman may adjourn the meeting until the difficulty is remedied or may, where a quorum of directors remains present, continue with the meeting.
27.6	Chairman and deputy chairman of directors
(a)	The directors must elect a director to the office of chairman of directors and may elect one or more directors to the office of deputy chairman of directors. The directors may decide the period for which those offices will be held.

(b)	The chairman of directors is entitled (if present within 15 minutes after the time appointed for the meeting and willing to act) to preside as chairman at a meeting of directors.

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(c)	If at a meeting of directors:
(1)	there is no chairman of directors;

(2)	the chairman of directors is not present within 15 minutes after the time appointed for the holding of the meeting; or

(3)	the chairman of directors is present within that time but is not willing or declines to act as chairman of the meeting, the deputy chairman (if any), if then present and willing to act, is entitled to be chairman of the meeting or if the deputy chairman is not present or is unwilling or declines to act as chairman of the meeting, the directors present must elect one of themselves to chair the meeting.
(d)	The chairman or deputy chairman (if any) may be removed from that office by a resolution of the directors of which not less that 14 days’ notice has been given to all the directors.

(e)	The office of chairman or deputy chairman is automatically vacated:
(1)	if the office of the director holding that position is vacated under rule 23.5; or

(2)	if the term of appointment of the director holding that position expires; or

(3)	if the chairman or deputy chairman (as the case may be) resigns that office by notice to the company.
27.7	Decisions of directors
(a)	The directors, at a meeting at which a quorum is present, may exercise any authorities, powers and discretions vested in or exercisable by the directors under this constitution.

(b)	Questions arising at a meeting of directors must be decided by a majority of votes cast by the directors present entitled to vote on the matter.

(c)	If the votes are equal on a proposed resolution, the chairman of the meeting has a casting vote, in addition to his or her deliberative vote.
27.8	Appointment of proxy

A director may attend and vote by proxy at a meeting of the directors if the proxy is a director, and has been appointed by writing by the appointor. Such an appointment may be general or for any particular meeting or meetings.
27.9	Written resolutions of directors
(a)	If:
(1)	at least 75% of the directors (other than any director on leave of absence approved by the directors, any director who disqualifies himself or herself from considering the resolution in question and any director who would be prohibited by the Act from voting on the resolution in question) sign or consent to a written resolution; and

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(2)	the directors who sign or consent to the resolution would have constituted a quorum at a meeting of directors held to consider that resolution, then the resolution is taken to have been passed by a meeting of the directors.
(b)	A director may consent to a resolution by:
(1)	signing the document containing the resolution (or a copy of that document);

(2)	giving to the company at its registered office a written notice (including by fax or other electronic means) addressed to the secretary or to the chairman of directors signifying assent to the resolution and either setting out its terms or otherwise clearly identifying them; or

(3)	telephoning the secretary or the chairman of directors and signifying assent to the resolution and clearly identifying its terms.
28 Alternate directors
28.1	Appointment and removal of alternate director
(a)	A director may, with the approval of a majority of the other directors, appoint a person to be the director’s alternate director for such period as the director decides.

(b)	An alternate director may, but need not, be a member or a director of the company.

(c)	One person may act as alternate director to more than 1 director.

(d)	The office of an alternate director is vacated if and when the appointee vacates office as a director.

(e)	The appointment of an alternate director may be terminated or suspended at any time by the appointee or by a majority of the other directors.

(f)	An appointment, or the termination or suspension of an appointment of an alternate director, must be in writing and signed and takes effect only when the company has received notice in writing of the appointment, termination or suspension.
28.2	Rights and powers of alternate directors
(a)	In the absence of the appointee, an alternate director may exercise any powers (except the power to appoint an alternate director) that the appointee may exercise.

(b)	An alternate director is entitled, if the appointee does not attend a meeting of directors, to attend and vote in place of and on behalf of the appointee.

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(c)	An alternate director is entitled to a separate vote for each director the alternate director represents in addition to any vote the alternate director may have as a director in his or her own right.
28.3	Alternate director is an officer of the company

An alternate director, when acting as a director, is responsible to the company for his or her own acts and defaults and is not to be taken to be the agent of the director by whom he or she was appointed.
28.4	Remuneration of alternate directors

An alternate director is not entitled to receive any remuneration as a director from the company otherwise than out of the remuneration of the director appointing the alternate director but is entitled to travelling, hotel and other expenses reasonably incurred for the purpose of attending any meeting of directors at which the appointee is not present.
28.5	Maximum number of directors and quorum
(a)	An alternate director is not to be taken into account in determining the minimum or maximum number of directors allowed or the retirement of directors under this constitution.

(b)	In determining whether a quorum is present at a meeting of directors, an alternate director who attends the meeting is to be counted as a director for each director on whose behalf the alternate director is attending the meeting.
29 Executive officers
29.1	Managing directors and executive directors
(a)	The directors may appoint one or more of the directors to the office of managing director or other executive director.

(b)	A managing director’s or other executive director’s appointment as an employee:
(1)	automatically terminates if the managing director or other executive director ceases to be a director; and

(2)	subject to the provisions of any contract with the company (which may not limit the operation of rule 23.5), is subject to the same provisions as to resignation and removal as the other directors.
(c)	A managing director or other executive director may be referred to by any title the directors decide on.
29.2	Secretary

The directors must appoint at least 1 secretary and may appoint additional secretaries.

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29.3	Provisions applicable to all executive officers
(a)	A reference in this rule 29.3 to an “executive officer” is a reference to a managing director, executive director or secretary appointed under this rule 29.

(b)	The appointment of an executive officer may be for the period, at the remuneration and on the conditions the directors decide.

(c)	The remuneration payable by the company to an executive officer must not include a commission on, or percentage of, operating revenue.

(d)	The directors may:
(1)	delegate to or give an executive officer any powers, discretions and duties they decide;

(2)	withdraw, suspend or vary any of the powers, discretions and duties given to an executive officer; and

(3)	authorise the executive officer to delegate any of the powers, discretions and duties given to the executive officer.
(e)	Unless the directors decide differently, the office of a director who is employed by the company or by a subsidiary of the company automatically becomes vacant if the director ceases to be so employed.

(f)	An act done by a person acting as an executive officer is not invalidated by:
(1)	a defect in the person’s appointment as an executive officer;

(2)	the person being disqualified to be an executive officer; or

(3)	the person having vacated office,
if the person did not know that circumstance when the act was done.
30 Indemnity and insurance
30.1	Indemnity as Officer of the company
(a)	The company indemnifies each Officer to the maximum extent permitted by law, out of the property of the company, against any liability the Officer may incur to another person as an officer of the company or of a related body corporate. This indemnity does not apply to a liability for legal costs.

(b)	The company indemnifies each Officer to the maximum extent permitted by law out of the property of the company, against any liability for legal costs the Officer may incur as an officer of the company or a related body corporate.

(c)	Rules 30.1(a) and 30.1(b) are separate and independent indemnities and one is not to be read down by reference to the other.

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30.2	Indemnity as director of an Outside Entity
(a)	This rule 30.2 applies to an Employee or Officer who is appointed a director of an Outside Entity at the request of the company.

(b)	The company indemnifies each Employee and Officer to the maximum extent permitted by law out of the property of the company, against any liability incurred by the Employee or Officer as a director or an alternate director of an Outside Entity as if that liability had been incurred in the capacity as an Officer.
30.3	Indemnity of Employee

Without limiting the scope of rule 30.2, the company may indemnify an Employee to the maximum permitted by law, out of the property of the company, against any liability the Employee may incur to another person in their capacity as an Employee.
30.4	Indemnity of Outside Officer

The company may indemnify an Outside Officer to the maximum extent permitted by law, out of the property of the company, against any liability the Outside Officer may incur to another person in their capacity as an Outside Officer.
30.5	Limit on indemnity

The indemnities in rules 30.1 to 30.4 do not operate in respect of any liability of the Officer to the extent that liability is covered by insurance.
30.6	Extent of indemnity

The indemnities in rules 30.1 and 30.2:
(a)	are enforceable without the Officer or Employee having to first incur any expense or make any payment;

(b)	are continuing obligations and are enforceable by the Officer or Employee even though the Officer or Employee may have ceased to be an Officer, Employee or a director of an Outside Entity; and

(c)	apply to liabilities incurred both before and after the adoption of this constitution.
30.7	Corporate Policy

The indemnities in rules 30.2 to 30.4 are subject to the provisions of any corporate policy made by the Chief Executive Officer from time to time for the purposes of those rules setting out the circumstances in which an indemnity will be granted by the company to an Officer, Employee or Outside Officer.
30.8	Insurance

The company may, to the extent permitted by law:
(a)	purchase and maintain insurance; or

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(b)	pay or agree to pay a premium for insurance,
for each Officer against any liability incurred by the Officer as an officer or employee of the company or of a related body corporate including, but not limited to, a liability for negligence or for reasonable costs and expenses incurred in defending proceedings, whether civil or criminal and whatever their outcome.
30.9	Saving provisions
Nothing in rules 30.1 to 30.4 or 30.8:
(a)	affects any other right or remedy that a person to whom those rules apply may have in respect of any liability referred to in those rules;

(b)	limits the capacity of the company to indemnify or provide or pay for insurance for any person to whom those rules do not apply; or

(c)	limits or diminishes the terms of any indemnity conferred or agreement to indemnify entered into prior to the adoption of this constitution.
30.10 Deed
The company may enter into a deed with any Officer, Employee or Outside Officer to give effect to the rights conferred by this rule 30 or the exercise of a discretion under this rule 30 on such terms as the directors think fit provided that such terms are not inconsistent with this rule 30.
31 Winding up
31.1	Distributing surplus
Subject to this constitution and the rights or restrictions attached to any shares or class of shares:
(a)	if the company is wound up and the property of the company available for distribution among the members is more than sufficient to pay:
(1)	all the debts and liabilities of the company; and

(2)	the costs, charges and expenses of the winding up,
the excess must be divided:
(A)	in the first instance among the members in proportion to the number of shares held by them; and

(B)	after application in rule 31.1(a)(2)(A), among the members in proportion to the number of restricted securities held by them, irrespective of the amounts paid or credited as paid on the shares;
(b)	for the purpose of calculating the excess referred to in rule 31.1(a), any amount unpaid on a share is to be treated as property of the company;

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(c)	the amount of the excess that would otherwise be distributed to the holder of a partly paid share under rule 31.1(a) must be reduced by the amount unpaid on that share at the date of the distribution; and

(d)	if the effect of the reduction under rule 31.1(c) would be to reduce the distribution to the holder of a partly paid share to a negative amount, the holder must contribute that amount to the company.
31.2	Dividing property
(a)	If the company is wound up, the liquidator may, with the sanction of a special resolution:
(1)	divide amongst the members the whole or any part of the company’s property; and

(2)	decide how the division is to be carried out as between the members or different classes of members.
(b)	A division under rule 31.2(a) need not accord with the legal rights of the members and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part.

(c)	Where a division under rule 31.2(a) does not accord with the legal rights of the members, a member is entitled to dissent and to exercise the same rights as if the special resolution sanctioning that division were a special resolution passed under section 507 of the Act.

(d)	If any of the property to be divided under rule 31.2(a) includes securities with a liability to calls, any person entitled under the division to any of the securities may, within 10 days after the passing of the special resolution referred to in rule 31.2(a), by written notice direct the liquidator to sell the person’s proportion of the securities and account for the net proceeds. The liquidator must, if practicable, act accordingly.

(e)	Nothing in this rule 31.2 takes away from or affects any right to exercise any statutory or other power which would have existed if this rule were omitted.

(f)	Rule 14 applies, so far as it can and with any necessary changes, to a division by a liquidator under rule 31.2(a) as if references in rule 14 to:

(1) the directors were references to the liquidator; and

(2) a distribution or capitalisation were references to the division under rule 31.2(a).
32 Inspection of and access to records
(a)	A person who is not a director does not have the right to inspect any of the board papers, books, records or documents of the company, except as provided by law, or this constitution, or as authorised by the directors, or by resolution of the members.

(b)	The company may enter into contracts with its directors or former directors agreeing to provide continuing access for a specified period after

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the director ceases to be a director to board papers, books, records and documents of the company which relate to the period during which the director or former director was a director on such terms and conditions as the directors think fit and which are not inconsistent with this rule 32.
(c)	The company may procure that its subsidiaries provide similar access to board papers, books, records or documents as that set out in rules 32(a) and 32(b).

(d)	This rule 32 does not limit any right the directors or former directors otherwise have.
33 Seals
33.1	Manner of execution
Without limiting the ways in which the company can execute documents under the Act and subject to this constitution, the company may execute a document if the document is signed by:
(a)	2 directors;

(b)	a director and a secretary;

(c)	any other person or persons authorised by the directors for that purpose; or

(d)	under seal.
33.2	Common seal

The company may have a common seal. If the company has a common seal, rules 33.3 to 33.7 apply.
33.3	Safe custody of seal

The directors must provide for the safe custody of the seal.
33.4	Using the seal
(a)	The common seal or duplicate seal may be affixed to a document only by authority of the directors or a committee of the directors authorised by the directors in that regard.

(b)	Subject to rule 33.7 and unless a different procedure is decided by the directors, if the company has a common seal, any document to which it is affixed must be signed by:
(1)	2 directors; or

(2)	by a director and a secretary; or

(3)	a director and another person appointed by the directors to countersign that document or a class of documents in which that document is included.

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33.5	Seal register
(a)	The company may keep a seal register and, on affixing the seal to any document (other than a certificate for securities of the company) may enter in the register particulars of the document, including a short description of the document.

(b)	The register, or any details from it that the directors require, may be produced at meetings of directors for noting the use of the seal since the previous meeting of directors.
33.6	Duplicate seals and certificate seals
(a)	The company may have 1 or more duplicate seals for use in place of its common seal outside the State or Territory where its common seal is kept. Each duplicate seal must be a facsimile of the common seal of the company with the addition on its face of the words “duplicate seal” and the name of the place where it is to be used.

(b)	A document sealed with a duplicate seal, or a certificate seal as provided in rule 33.7, is to be taken to have been sealed with the common seal of the company.
33.7	Sealing and signing certificates
The directors may decide either generally or in a particular case that the seal and the signature of any director, secretary or other person is to be printed on or affixed to any certificates for securities in the company by some mechanical or other means.
34 Notices
34.1	Method of service of notices on members
Without limiting any other way in which notice may be given to a member under this constitution, the Act or the Listing Rules, the company may give a notice or submit a document to a member by:
(a)	delivering it personally to the member;

(b)	sending it by prepaid post to the member’s address in the Register or any other address the member supplies to the company for giving notices; or

(c)	sending it by fax or other electronic means (including providing a URL link to any document or attachment) to the fax number or electronic address the member has supplied to the company for giving notices.
34.2	Notice to joint holders
The company may give a notice to the joint holders of a share by giving the notice in the way authorised by rule 34.1 to the joint holder who is named first in the Register for the share.

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34.3	Notification of address
A member whose registered address is not in Australia may specify in writing an address in Australia to be deemed the member’s registered address within the meaning of this rule 34.
34.4	Notice to member on transmission event
(a)	The company may give a notice to a person entitled to a share as a result of a transmission event by delivering it or sending it in the manner authorised by rule 34.1 addressed to the name or title of the person, to:
(1)	the address, fax number or electronic address that person has supplied to the company for giving notices to that person; or

(2)	if that person has not supplied an address, fax number or electronic address, to the address, fax number or electronic address to which the notice might have been sent if that transmission event had not occurred.
(b)	A notice given to a member under rules 34.1 or 34.2 is, even if a transmission event has occurred and whether or not the company has notice of that occurrence:
(1)	duly given for any shares registered in that person’s name, whether solely or jointly with another person; and

(2)	sufficiently served on any person entitled to the shares because of the transmission event.
(c)	A notice given to a person who is entitled to a share because of a transmission event is sufficiently served on the member in whose name the share is registered.
34.5	Notice to member who receives a transferred share
A person who, because of a transfer of shares, becomes entitled to any shares registered in the name of a member, is taken to have received every notice which, before that person’s name and address is entered in the Register for those shares, is given to the member complying with rule 34.1.
34.6	Notice by public display
Where a member does not have a registered address or where the company believes that member is not known at the member’s registered address, all notices are taken to be:
(a)	given to the member if the notice is exhibited in the company’s registered office for a period of 48 hours; and

(b)	served at the commencement of that period,

unless and until the member informs the company of the member’s address.
34.7	Execution of notice given to member
A signature to any notice given by the company to a member under this rule 34 may be printed or affixed by some mechanical or other means.

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34.8	Method of service of notices on directors
The company may give a notice or submit a document to a director or alternate director by:
(a)	delivering it personally to him or her;

(b)	sending it by prepaid post to his or her usual residential or business address, or any other address he or she has supplied to the company for giving notices; or

(c)	sending it by fax or other electronic means (including providing a URL link to any document or attachment) to the fax number or electronic address he or she has supplied to the company for giving notices.
34.9	Method of service of notice by directors on the company
A director or alternate director may give a notice to the company by:
(a)	delivering it to the company’s registered office;

(b)	sending it by prepaid post to the company’s registered office; or

(c)	sending it by fax or other electronic means to the principal fax number or electronic address at the company’s registered office.
34.10	Time of service
(a)	A notice from the company properly addressed and posted is taken to be served:
(1)	if it is a notice concerning a general meeting, at 10.00am on the day after the date it is posted; or

(2)	in any other case, at the time the letter would be delivered in the ordinary course of post.
(b)	A certificate signed by a secretary or officer of the company to the effect that a notice was duly posted under this constitution is conclusive evidence of that fact.

(c)	Where the company sends a notice by fax, the notice is taken as served at the time the fax is sent if the correct fax number appears on the facsimile transmission report produced by the sender’s fax machine.

(d)	Where the company sends a notice by electronic transmission, the notice is taken as served at the time the electronic transmission is sent.

(e)	Where the company gives a notice to a member by any other means permitted by the Act relating to the giving of notices and electronic means of access to them, the notice is taken as given at 10.00 am on the day after the date on which the member is notified that the notice is available.

(f)	Where a member or director sends a notice to the company by fax or electronic transmission, the notice is to be taken as served at the time the company receives the notice.

(g)	Where a given number of days’ notice or notice extending over any other period is required to be given, the day on which the notice is to be deemed served and, in case of a notice convening a meeting, the day on which the

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meeting is to be held, are to be excluded in calculating the number of days or other period.
34.11	Other communications and documents
Rules 34.1 to 34.10 (inclusive) apply, so far as they can and with any necessary changes, to serving any communication or document.
34.12	Written notices
A reference in this constitution to a written notice includes a notice given by fax or other electronic means. The signature to a written notice need not be handwritten.
35 General
35.1	Submission to jurisdiction
Each member submits to the non-exclusive jurisdiction of the Supreme Court of the State or Territory in which the company is taken to be registered for the purposes of the Act, the Federal Court of Australia and the courts which may hear appeals from those courts.
35.2	Prohibition and enforceability
(a)	Any provision of, or the application of any provision of, this constitution which is prohibited in any place is, in that place, ineffective only to the extent of that prohibition.

(b)	Any provision of, or the application of any provision of, this constitution which is void, illegal or unenforceable in any place does not affect the validity, legality or enforceability of that provision in any other place or of the remaining provisions in that or any other place.

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Schedule 1 — Instalment Receipts, ESOP and Approved Nominator provisions
1 Definitions and interpretation
(a)	The definitions and interpretation provisions in rule 1.1 of this constitution apply to this schedule 1.

(b)	In this schedule 1, the following words have the following meanings:
Approved Nominator means a person whom the company permits to nominate more than two persons under this schedule 1;
Approved Nominee means a person on whose behalf an Approved Nominator holds shares or IRs;
ESOP Participant means a “Participating Employee” as defined in the trust deed relating to an ESOP Trust;
ESOP Register means the register of IR Holders kept in accordance with the trust deed relating to an ESOP Trust;
ESOP Trust means a trust established in relation to shares for the purposes of an employee share ownership plan or similar arrangement implemented by the company from time to time;
ESOP Trustee means Telstra ESOP Trustee Pty Ltd (ACN 080 180 285), Telstra Growthshare Pty Ltd or any other body carrying out the function of trustee under an ESOP Trust;
Final Instalment has the same meaning as in the IR Trust Deed;
IR means an instalment receipt issued by TIRT evidencing a beneficial interest in underlying shares;
IR Holder means the holder of an IR;
IR Register means the register of IR Holders kept in accordance with the IR Trust Deed;
IR Trust Deed means any trust deed between the Commonwealth and TIRT under which TIRT agrees to act as a “sale scheme trustee” within the meaning of the Telstra Act;
member means:
(1)	except as provided in paragraph (2), a person for the time being entered in the register as a member of the company; and

(2)	to the extent that rule 2 or rule 3 of this schedule 1 applies, for the purposes of any resolution to be passed by the company in general meeting and for the purposes of rules 1.1(i), 2.4(c), 4.3(b), 19.1(b)(2)(B), 19.2(a), 19.2(c)(2), 19.2(e), 19.3, 20.1, 20.2(c), 20.3, 20.4(a), 20.4(d), 20.4(j), 20.5(a)(1), 20.5(d), 21, 22.1, 22.3, 22.5, 22.6, 22.7, 22.8, 22.9, 23.4(f), 24.1, 32 and 34:

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(A)	a person, other than TIRT, an ESOP Trustee or an Approved Nominator, being entered in the register as a member of the company;

(B)	each IR Holder, other than an ESOP Trustee or an Approved Nominator, appointed, or whose nominee has been appointed as an attorney of TIRT under this schedule 1;

(C)	each ESOP Participant appointed, or whose nominee has been appointed, as an attorney of TIRT or an ESOP Trustee under this schedule 1; and

(D)	an Approved Nominee nominated by an Approved Nominator under this schedule 1, each of whom, in the case of paragraphs (B), (C) and (D) above, for the purposes of those rules shall be taken, in substitution for the person for the time being entered in the Register as a member of the company, to be the member holding the shares underlying the IRs held by them or on their behalf or holding the shares held on their behalf and also to be the member to whom those shares have been issued;
Register means the register of members kept in accordance with the Act, and where appropriate includes a branch register, the IR Register and the ESOP Register;
Registered Address means the address of:
(1)	a member as shown on the Register;

(2)	an IR Holder as shown on the IR Register;

(3)	an ESOP Participant as shown on the ESOP Register; and

(4)	any other person relevant for the purposes of this constitution which address has been given by TIRT to the directors; and
TIRT means any body carrying out the function of a “sale scheme trustee” within the meaning of the Telstra Act.
2 Appointment of attorneys by ESOP Trustee or Approved Nominator
To the extent permitted by law and as agreed between the company and an ESOP Trustee or between the company and an Approved Nominator, where an ESOP Trustee or an Approved Nominator is entered in the Register as a member of the company, it may at any time in writing and in a form acceptable to the directors, appoint as its attorney each ESOP Participant or Approved Nominee (as the case may be) or, where an ESOP Participant or Approved Nominee (as the case may be) so nominates for this purpose up to two other persons (or such greater number as the company may permit), such nominated persons to act as the ESOP Trustee’s or the Approved Nominator’s (as the case may be) attorney at all or any meetings of the company or of any class of members or for any other purpose specified by the ESOP Trustee or the Approved Nominator (as the case may be) for the purposes of this constitution, in respect of the shares held on behalf of each such ESOP Participant or Approved Nominee (as the case may be) at a

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time or times nominated by the ESOP Trustee or the Approved Nominator (as the case may be) (which time or times may be prior to a time determined by the convenor of the meeting to determine the holder of shares for the purposes of the relevant meeting).
3 Appointment of attorneys by TIRT
To the extent permitted by law and as agreed between the company and TIRT, where TIRT is entered in the Register as a member of the company it may at any time in writing and in a form acceptable to the directors, appoint as its attorney each IR Holder or, where an IR Holder so nominates for this purpose up to two other persons (or where the IR Holder is an ESOP Trustee or an Approved Nominator, such greater number of persons as the company may permit), such nominated persons to act as TIRT’s attorney at all or any meetings of the company or of any class of members or for any other purpose specified by TIRT for the purposes of this constitution, in respect of the shares underlying the IRs held by or on behalf of each such IR Holder at a time or times nominated by TIRT (which time or times may be prior to a time determined by the convenor of the meeting to determine the holder of shares for the purposes of the relevant meeting).
4 General
(a)	The power of appointment referred to in rules 2 and 3 of this schedule 1 is a power to appoint, without limitation, in general terms without identifying IR Holders, ESOP Participants, Approved Nominees or any of their nominees and whether before or after the relevant IR Holder, ESOP Participant, Approved Nominee or nominee becomes an IR Holder or ESOP Participant or Approved Nominee or nominee (as the case may be) and whether before or after any of the nominations referred to below are made.

(b)	A nomination referred to in rule 2 or 3 of this schedule 1:
(1)	must be in writing under the hand of the nominator or their attorney duly authorised in writing or, if the nominator is a body corporate, under its common seal or official seal or the hand of its attorney so authorised and may be in respect of more than one meeting; and

(2)	may be deposited with the company at its registered office before or after the appointment of an attorney under this schedule 1 except that, if it relates to a particular meeting of members, it must be deposited no later than 5pm on the date 2 business days before the day which has been fixed by the company as the last day for lodgement of proxies with the company in respect of that meeting.
(c)	For the avoidance of doubt, nothing in the definition of member in this schedule 1 prevents TIRT, an ESOP Trustee or an Approved Nominator from conferring powers which it would be able to confer on an attorney under this schedule 1 were it not for that definition.

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5 Foreign ownership restrictions – transitional provisions
(a)	Rule 11 does not apply to TIRT except as provided in this schedule 1, to shares registered in the name of TIRT.

(b)	At the time of the transfer of shares from TIRT to IR Holders, TIRT must notify the directors of all information held by it in relation to IR Holders (including information relating to the foreign ownership of IRs).

(c)	Each member agrees to the transfer of such information.

(d)	If an IR Holder has received a notice from TIRT requiring the IR Holder, or warning that the IR Holder may be required, to dispose of IRs, that IR Holder will be deemed to have received a warning notice or disposal notice (whichever is appropriate) pursuant to the Foreign Ownership Regulations in respect of the shares transferred to that IR Holder at the same time the IR Holder received the notice from TIRT.

(e)	Members do not need to comply with rule 11.3 in relation to the transfer of shares by TIRT to IR Holders following payment of the Final Instalment.
6 Payment to TIRT
For the purposes of this constitution, where shares are registered in the name of TIRT, the directors shall pay dividends, interest, or other amounts payable in cash by the company to a member or in respect of shares, in accordance with the directions of TIRT and the directors shall have no liability to TIRT in relation to such an amount if a cheque for the amount representing that payment is despatched by ordinary post as directed by TIRT or is despatched in any other way directed by TIRT.
7 IR Program
7.1	Directors may provide assistance
The directors may provide any assistance as they consider may be necessary or convenient in connection with the establishment and ongoing operation of a program concerning the issue of IRs including:
(a)	the despatch to IR Holders of distributions, notices, reports, information that TIRT reasonably requests the company to provide to IR Holders about the right of an IR Holder to nominate persons as attorneys of TIRT under this schedule 1, including the form of nomination, or to implement the IR Holder’s voting instructions to TIRT, and other information required by this constitution to be despatched to members;

(b)	the despatch to the depositary or custodian in respect of American Depositary Receipts relating to IRs, of a sufficient number of the distributions, notices, reports and information referred to in paragraph (a) above so that the depositary or custodian may despatch such materials to holders of those American Depositary Receipts; and

(c)	maintenance and update of a register in which is entered details of IR Holders.

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7.2	General meetings of members of the company
The company acknowledges and agrees that each IR Holder is:
(a)	entitled to attend and speak at a general meeting of the company’s members (or a class of members); and

(b)	entitled to a notice of general meeting, under rule 19.2(a), as if the IR Holder was a member of the company and rules 19.2 and 34 apply to the IR Holder, provided that, on the company’s request, TIRT has forwarded a copy of the IR Register to the company to facilitate the sending of the notice of general meeting to such IR Holders.

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Schedule 2 – Participation by the Commonwealth
1 Application of schedule
(a)	This schedule 2 applies until the “designated day” as defined in section 3 of the Telstra (Transition to Full Private Ownership) Act 2005 (Cth).

(b)	Despite rule 1.1(m) of this constitution, on the first date the Commonwealth ceases to hold a majority of the voting shares in the company, the members and the company agree that this schedule 2 will cease to form part of this constitution.

(c)	Where any provision of this schedule 2 is inconsistent with a provision in the constitution, this schedule prevails to the extent of such inconsistency.
2 Definitions and interpretation
The definitions and interpretation provisions in rule 1.1 of this constitution apply to this schedule 2.
In this schedule 2, the following words have the following meanings:
Commonwealth means the Commonwealth of Australia; and
Minister means any Minister of State of the Commonwealth administering Division 3 of Part 2 of the Telstra Act and includes any Minister of State of the Commonwealth or member of the Federal Executive Council for the time being acting on behalf of such a Minister.
3 Quorum rules regarding the Commonwealth
(a)	In relation to a general meeting of members held under rule 19.1 or a class meeting held under rule 4.3(a)(2) of this constitution, where the Commonwealth holds shares in that class of shares, the quorum required under rules 20.1(b) and 4.3(b)(1) must include a representative of the Commonwealth.

(b)	Rule 3(a) of this schedule 2 does not apply at an adjourned meeting if the Commonwealth received notice of the prior meeting (which was adjourned) and did not attend that meeting.
4 Representation of Commonwealth at meetings
(a)	The Minister may act as the Commonwealth’s representative at any meeting of the company or may authorise one or two persons to act as the Commonwealth’s representative at a particular meeting of the company. To be effective, an authorisation must:
(1)	be in writing and signed by the Minister and may not be in respect of more than one particular meeting;

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(2)	be received by the company at the registered office not less than 24 hours before the time appointed for that meeting. The authorisation may be sent to the company by post, fax or other electronic means; and

(3)	if two persons are authorised, specify that one person is authorised to act as the Commonwealth’s representative only in the absence or incapacity of the other person.
(b)	The Minister and any person authorised to act as the Commonwealth’s representative (in accordance with his or her authority and until revoked or otherwise lapsing) will be entitled to exercise all the powers conferred on the Commonwealth as a member or otherwise at a meeting, including the right to speak and vote at the meeting, to demand a poll or act generally as if the Commonwealth were present at the meeting.

(c)	For the purposes of rule 4(b) of this schedule 2, the revocation of an authorisation under rule 4(a) of this schedule 2 must be signed by the Minister.
5 Appointment of directors
The directors must consult with the Minister before appointing a director to fill a casual vacancy or as an additional director under rule 23.3(a) of this constitution.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

/s/ Douglas Gration
Name: Douglas Gration
Title: Company Secretary

Date: 25 September 2006